Form 20-F
period 2001-12-31
TELEX CHILE S A
filed 2002-07-23
CIK 930242

===============================================================================



                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                ---------------

                                   FORM 20-F
(Mark One)

[ ] REGISTERED STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                      OR
|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

                                      OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to ________________.

Commission file number 1-12752

                               TELEX-CHILE S.A.
            (Exact name of Registrant as specified in its charter)

                               Telex-Chile Inc.
                (Translation of Registrant's name into English)

                             The Republic of Chile
(Jurisdiction of incorporation or organization)

                            Rinconada El Salto 202
                             Comuna de Huechuraba
                                Santiago, Chile
                                (56-2) 382-5786
                   (Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

             Title of each class             Name of each exchange on which
                                                        registered
             -------------------             ------------------------------
  Common Stock of Registrant represented by      New York Stock Exchange
          American Depositary Shares

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

         Common Stock, with no par value: 4,691,058,511 shares of common stock. Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                                         |X|  Yes     [ ]  No

         Indicate by check mark which financial statement item the registrant has elected to follow.
                                                     [ ] Item 17  |X|  Item 18

==============================================================================

                               TELEX-CHILE S.A.

                         INDEX TO REPORT ON FORM 20-F

                               Table of Contents

                                                                        Page

INTRODUCTION..............................................................1

PART I....................................................................3

Item 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS............3
Item 2.  OFFER STATISTICS AND ADVISORS....................................3
Item 3.  KEY INFORMATION..................................................3
Item 4.  INFORMATION ON OUR COMPANY......................................10
Item 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS....................25
Item 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES......................41
Item 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...............44
Item 8.  FINANCIAL INFORMATION...........................................48
Item 9.  THE OFFER AND THE LISTING.......................................49
Item 10.  ADDITIONAL INFORMATION.........................................51
Item 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.....70
Item 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.........72

PART II..................................................................72

Item 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES................72
Item 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
            AND USE OF PROCEEDS..........................................72
Item 15.  [RESERVED].....................................................72
Item 16.  [RESERVED].....................................................72
Item 17.  FINANCIAL STATEMENTS...........................................72

PART III.................................................................73

Item 18.  FINANCIAL STATEMENTS...........................................73
Item 19.  FINANCIAL STATEMENTS AND EXHIBITS..............................73
TELEX-CHILE S.A..........................................................74
SIGNATURE.............................................................   76
INDEX TO EXHIBITS........................................................77

                                 INTRODUCTION

         In this Annual Report on Form 20-F, all references to the "company," "Telex-Chile," "we," "us" or "our" are to Telex-Chile S.A., an open stock corporation (sociedad anonima abierta) organized under the laws of the Republic of Chile.

         Unless otherwise specified, all references to "U.S. dollars," or "US$," are to United States dollars, and reference to "Chilean pesos," or "Ch$," are to Chilean pesos. We publish our financial statements in Chilean pesos that are adjusted to reflect changes in purchasing power due to inflation. Thus, unless otherwise indicated, our financial data are presented herein in constant Chilean pesos of December 31, 2001 purchasing power. Unless otherwise indicated, U.S. dollar equivalent information for information in Chilean pesos is based on the Dolar Observado (the "observed exchange rate") reported by the Banco Central de Chile (the "Central Bank") for December 31, 2001, which was Ch$654.79 to each US$1.00. See Note 3 to the Financial Statements. Please note that the observed exchange rate for June 3, 2002 was Ch$655.90 to each US$1.00.

         Inquiries and requests for additional information should be directed to Telex-Chile S.A., Attention: Rodrigo Villa, Chief Financial Officer, Telex-Chile. Telephone requests may be directed to 56-2-382-5786 in Chile or to 1-800-379-9110 in the United States. Our principal executive offices are located at Rinconada El Salto 202, Huechuraba, Santiago, Chile.

Forward-Looking Statements

         This annual report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements appear throughout this annual report, including, without limitation, under Item 3. "Key Information - Risk Factors," Item 4. "Information on Our Company" and Item 5. "Operating and Financial Review and Prospects". These forward-looking statements relate to, among other things:

         o the effects of our recent restructuring and recapitalization;

         o our current review of our business operations and strategic prospects;

         o the consolidation of our operations in Chilean international long-distance and domestic long-distance markets;

         o an improvement in our collection rates;

         o the development of value-added services;

         o the introduction of new and innovative telecommunications products, as well as an enhancement in our current business services;

         o the expansion of our network capacity throughout Latin America; and

         o all other expectations, intentions and plans contained in this annual report that are not historical fact.

         When used in this annual report, the words "expects," "anticipates," "intends," "plans," "may," "believes," "seeks," "estimates" and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including but not limited to, changes in technology and changes in the marketplace. In light of the many risks and uncertainties surrounding our marketplace, you should understand that we cannot assure you that the forward-looking statements contained in this annual report will be realized.

                                    PART I

Item 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         Not Applicable.

Item 2.  OFFER STATISTICS AND ADVISORS

         Not Applicable.

Item 3.  KEY INFORMATION

         The following selected consolidated financial and statistical data has been derived from our audited consolidated financial statements at and for the years ended December 31, 1997, 1998, 1999, 2000 and 2001.
PricewaterhouseCoopers was our independent accountant for the years ended December 31, 1997, 1998 and 1999. Ernst & Young (Chile) Ltda. was our independent accountant for the years ended December 31, 2000 and 2001.

         On August 14, 2001, Ernst & Young (Chile) Ltda. issued a disclaimer of opinion as to our consolidated financial statements, which included our Form 20-F at and for the year ended December 31, 2000. The disclaimer was issued primarily because of the uncertainties relating to our restructuring process and, accordingly, our ability to continue as a going concern.

         Due to the completion of the debt restructuring and recapitalization process, on April 30, 2002, Ernst & Young (Chile) Ltda. issued an unqualified audit opinion as to our restated consolidated financial statements for the years ended December 31, 2000 and 2001. Our 2002 restructuring and recapitalization process have modified substantially the financial status of our company and its ability to operate as a stand-alone entity going forward. The principal features of our 2002 restructuring were:

         o a reduction of consolidated financial debt from Ch$ 85,393 million at December 31, 2001 to Ch$12,020 million at May 31, 2002;

         o an increase in shareholders' equity at December 31, 2001, on a pro forma basis, for the recapitalization from negative Ch$28,699 million to positive Ch$51,638 million;

         o a capital contribution of Ch$6,963 million in cash;

         o a restructuring agreement with the Banco de Credito e Inversiones and the Banco de Chile (formerly the Banco de A. Edwards) providing for the rescheduling of Ch$2,387,959 million, at May 31, 2002, in debt over four years with four equal annual installments; and

         o an extension of Ch$1,447,317 million, at May 31, 2002, debt to Interbanka AS and Banco de la Provincia de Buenos Aires, to a single installment, due in 15 years.

         This information should be read in conjunction with, and is qualified in its entirety by reference to our consolidated financial statements, including the notes thereto, included elsewhere in this Form 20-F.

         Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in Chile, commonly referred to as Chilean GAAP, which differ in certain significant respects from generally accepted accounting principles in the United States, commonly referred to as U.S. GAAP. See the notes to our consolidated financial statements, which provide a description of the principal differences between Chilean GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of our net income and shareholders' equity (deficit). The table below contains financial information at and for the years ended December 31, 1997, 1998, 1999, 2000 and 2001, which is restated in constant Chilean pesos at December 31, 2001. Chilean peso amounts at and for the most recent period have been translated into U.S. dollars at the rate of Ch$654.79 to US$1.00, the observed exchange rate on December 31, 2001.

                                                        At and for the year ended December 31,
                       ---------------------------------------------------------------------------------------------------------
                             1997              1998             1999              2000             2001            2001 (9)
                       ---------------------------------------------------------------------------------------------------------
                                    (in millions of constant Chilean pesos at December 31, 2001)                 (U.S. dollar
                                                                                                                translation -
                                                                                                                 in millions)

Income Statement Data:
Chilean GAAP:
Net sales..........       Ch$  74,589       Ch$  70,875      Ch$  70,460       Ch$  58,861      Ch$  49,193       US$    75.1 (1)
Operating loss (1).           (16,999)           (3,981)         (17,840)           (1,753)          (8,933)            (13.6)
Non-operating
  results (2)......            (6,252)          (18,525)          (1,229)          (21,951)         (40,900)            (62.4)
Income tax.........               (76)             (242)            (146)              327             (554)             (0.9)
Net loss...........           (23,379)          (22,693)         (19,109)          (22,997)         (50,100)            (76.5)
Net loss per
  share (3)........            (2,093)           (2,032)          (1,371)           (1,009)          (2,198)             (3.36)
Net loss per
  ADS (3)(4).......           (20,930)          (20,320)         (13,709)          (10,090)         (21,981)             (33.6)
Dividends per
  share (3)(5).....                10                 -                -                 -                -               -
Dividends per
  ADS (3)(4)(5)....                24                 -                -                 -                -               -

U.S. GAAP:
Net sales..........       Ch$  74,589       Ch$  70,875      Ch$  70,460       Ch$  59,057      Ch$  49,443       US$    75.5
Operating loss.....           (16,999)           (4,444)         (18,489)           (1,557)          (8,684)            (13.3)
Non-operating
  results (2) .....           (14,441)          (20,507)          16,550           (19,005)         (41,065)            (63.6)
Income tax.........             2,229             1,615            7,252            (7,635)               8               -
Net loss from
  continuing
  operations.......           (28,731)          (17,451)         (27,786)          (27,815)         (50,054)            (76.4)
Net loss from
  discontinued
  operations.......              (531)           (5,831)          (2,786)                -                -               -
Gain on sale of
  discontinued
  operations.......                 -                 -           20,557                 -                -               -
Net loss ..........           (29,262)          (23,282)         (10,015)          (27,815)         (50,054)            (76.4)
Net loss per
  share (3)........            (2,620)           (2,080)            (718)           (1,221)          (2,196)             (3.3)
Net loss per
  ADS (3)(4).......           (26,200)          (20,840)          (7,180)          (12,210)         (21,960)            (33.6)


Balance Sheet Data:
Chilean GAAP:
Total assets.......       Ch$ 206,901       Ch$ 182,089      Ch$ 167,940       Ch$ 139,737      Ch$ 103,300       US$   157.8
Short-term
  liabilities......            88,715            93,941           23,650            59,252          105,440             161.0
Long-term
  liabilities......            58,719            51,162           93,027            53,109           21,085              32.2
Net assets.........            59,467            36,986           51,263            27,376          (23,225)            (35.4)
Shareholders'
  equity (deficit).            54,936            31,964           44,395            21,406          (28,699)            (43.8)
Pro Forma: (7)
Total assets.......                 -                 -                -                 -           10,264             168.4
Short-term
  liabilities......                 -                 -                -                 -           32,067              49.0
Long-term
  liabilities......                 -                 -                -                 -           21,085              32.2


Net assets.........                 -                 -                -                 -           57,112              87.2
Shareholders'
  equity...........                 -                 -                -                 -           51,638              78.9

U.S. GAAP:
Total assets.......       Ch$ 199,168       Ch$ 168,251      Ch$ 170,746       Ch$ 139,252          103,376       US$   157.9
Short-term
  liabilities......            88,715            93,941           23,650            59,252          105,440             161.0
Long-term
  liabilities......            58,719            51,162          128,978            59,394           27,880              42.6
Net assets.........            51,734            23,148           18,118            20,606          (29,994)            (45.7)
Shareholders'
  equity (deficit).            41,460            17,972           42,450            14,236          (35,418)            (54.1)

Selected
  Statistical
  Information:

Chilean GAAP
Operating Data:
Gross margin (6)...              24.3%             26.9%            37.9%             32.8%            21.4%            21.4%
Operating
  margin (6).......             (22.8%)            (5.6%)          (25.3%)            (3.0%)          (18.2%)          (18.2%)
Net margin (6).....             (31.3%)           (32.0%)          (27.1%)           (39.1%)         (101.8%)         (101.8%)
Capital
  expenditures.....       Ch$   8,268       Ch$   4,448      Ch$   6,509       Ch$   4,951      Ch$   5,456              8.3
Operating income...       Ch$ (16,999)      Ch$  (3,981)     Ch$ (17,840)      Ch$  (1,753)     Ch$  (8,933)           (13.6)
Depreciation.......       Ch$  $8,895       Ch$   9,498      Ch$   9,752       Ch$  11,826      Ch$  13,600             20.8
Employees (8)......             1,409             1,113            1,177               799              563             563

Chilean GAAP
Financial Ratios:
Long-term
  liabilities/
  Total assets.....             28.4%             28.1%            55.4%             37.2%            20.2%             20.2%
Current
  assets/Current
  liabilities......              0.6x              0.5x             1.1x              0.5x             0.1x              0.1x

--------------------
(1) Operating loss for 1999, 2000 and 2001 includes a charge to income of Ch$22,776 million, Ch$4,176 million and Ch$1,858 million (US$2.8 million), respectively, resulting from allowances for doubtful receivables and unbilled services.
(2) This item includes price-level restatement.
(3) Net loss and dividends per share have been computed on the basis of the weighted average number of shares outstanding (adjusted for the 1-for-10 reverse stock split as approved by the shareholders in an extraordinary meeting on July 17, 2002) during such period. As a result of a capital increase effected in April and May 2002, at May 30, 2002, our company had 4,691,058,511 Class A and Class B shares outstanding, representing a 95.1% increase, as compared to prior to such capital increase. If adjusted for our capital increase, our losses per share would have been substantially lower in prior periods.
(4) Until May 8, 2000, each ADS represented two shares. Since May 8, 2000, each ADS has represented ten shares. Net income (loss) per ADS has been restated for prior periods to reflect this change in ratio.
(5) Dividend amounts represent amounts paid during each period indicated.
    See Item 10. "Additional Information - Dividend Policy and Dividends".
(6) Shown as a percentage of net sales.
(7) This unaudited pro forma balance sheet information has been prepared on the basis of our Chilean GAAP balance sheet at December 31, 2001, as adjusted for (i) the issuance of 4,076,277,366 Class A and Class B shares in exchange for Ch$73,373 million in financial obligations and (ii) the issuance of 386,854,172 Class A and Class B shares in exchange for Ch$6,963 million in cash subscriptions. The pro forma balance sheet information has not been adjusted for financial results in 2002, which included a loss of Ch$4,901 million in the three months ended March 31, 2002. The pro forma figures reflect our restructuring agreement with the Banco de Credito e Inversiones and the Banco de Chile, which provides for the rescheduling of Ch$2,387,959 million at May 31, 2002 in debt over four years with four equal annual installments. It also includes an extension of Ch$1,447,317 million at May 31, 2002 debt to Interbanka AS and Banco de la
    Provincia de Buenos Aires, to a single installment, due in 15 years.
(8) For the years 1997, 1998, 1999, 2000 and 2001, the figures include all employees from Telex-Chile, Chilesat, Chilesat Business Services, Telsys, Telesat and Texcom.
(9) US$1.00 = Ch$654.79, the observed exchange rate at December 31, 2001.

                                 RISK FACTORS

Risks Relating to Our Company

         We have a history of losses that is expected to continue at least into 2003.

         We have not achieved profitability since 1997. We operate in a very competitive market in which we have substantially lower capital resources than our principal competitors. We are unable to guarantee that our losses will not continue in the future, that we will return to or sustain profitability or that we will be able to raise additional capital.

         We have a new controlling shareholder, and our company is under new management.

         In April and May 2002, our current controlling shareholder, a consortium comprised of Southern Cross Latin America Private Equity Fund, L.P., referred to as Southern Cross, with an interest of approximately 80%, and General Electric Capital Corporation, referred to as GE Capital Corporation, with an interest of approximately 20%, acting indirectly through affiliated companies, completed a successful tender offer for a portion of our capital stock and capitalized financial obligations of our company that it had acquired from our creditors in order to increase its beneficial ownership of our capital stock to 90.5%. Our controlling consortium has employed new management and elected new members to our board of directors. As a result, we have a new controlling shareholder, a new board of directors and new executive officers. Although our new management has affirmed its intention to maintain and strengthen our core operations in Chile and internationally, a strategic review of our business is being carried out that may result in new strategic initiatives. No assurances can be given as to our future strategic focus.

         Our dependence on our subsidiaries for cash flow makes us particularly vulnerable to their sale or liquidation.

         Because we are largely a holding company, we rely upon dividends, repayments of inter-company loans and other inter-company cash flows from our subsidiaries and affiliates for making payments to our creditors. The ability of our subsidiaries and affiliates to provide us with these funds will be dependent upon a number of factors, including:

         o their ability to generate positive cash flow and earnings;

         o the amount and terms of their indebtedness, including the terms of dividend restrictions;

         o their ability to gain access to capital markets and other sources of financing at acceptable costs; and

         o applicable corporate, tax and other laws and regulations which, among other things, limit their ability to pay dividends.

         We will continue to incur losses unless we can reduce our uncollectible receivables.

         In 2001, we incurred losses of Ch$50,100 million (US$76.5 million). These losses included charges of Ch$1,858 million (US$2.8 million) in allowances for uncollectible receivables, which was largely a result of the lack of legislation for preventing customers from avoiding payment to long-distance carriers without losing telephone service. In 1999, an agreement was reached among all long-distance carriers, the principal telephone company and the relevant regulatory agency. Since it came into effect in November 2000, this agreement has permitted more effective control of delays in the industry by allowing cut-offs in long-distance service for delinquent accounts and, it has enabled us to reduce uncollectible receivables to 5% in 2001, from 12% in 2000, for the 85% of fixed phone lines controlled by Telefonica CTC Chile. The remainder of our market has even higher uncollectible receivables, which we hope to reduce through collection efforts performed directly by Chilesat. Although the Multicarrier Association of Long Distance Carriers attempted to reduce the volume of uncollectible receivables, its efforts failed.

         The Chilean telecommunications business is highly competitive and price sensitive.

         The Chilean market for telecommunications is one of the most liberalized markets in the world with low barriers to entry and high levels of price competition. Because of the March 10, 1994 passage of the multicarrier amendment to the Ley General de Telecomunicaciones (the Chilean telecommunications law), Chilean consumers are able to select a long-distance carrier by dialing a specified three-digit access code on each call or by establishing a revocable service contract directly with a long-distance carrier. Compared to prior models, the three-digit access code has altered significantly the market's behavior. Specifically, the accessibility of the three-digit access code has resulted in a market that is highly sensitive and responsive to rate discounting.

         The Chilean telecommunications market is highly competitive. We currently compete with Entel S.A., Telefonica Mundo S.A. (Chile) an affiliate of Telefonica CTC Chile S.A. (Chile) and other companies, including BellSouth, AT&T Latin America and Telefonica CTC Chile S.A., itself a subsidiary of Telefonica S.A. (Spain). We are subject to the risks inherent in operating within the highly competitive Chilean market. In the past, pricing determinations made by competing long-distance carriers has affected adversely our business, results of operations, financial condition and future prospects. These factors will likely continue to have an effect on our company.

         Without further capital investment, our operations outside of Chile will likely continue to decline.

         Our non-Chilean affiliates are in various stages of development and several have only limited, if any, operations. In 2001, our foreign operations (carried out through our subsidiary Texcom) generated consolidated revenues of Ch$10,955 million (US$16.7 million), representing a decrease of approximately 17.9%, in U.S. dollar terms, compared to 2000. This decrease was partially attributable to the severe cash flow constraints placed on our operations, which prevented necessary capital investments in Texcom USA and in certain
Latin American countries, such as Colombia; these operations accounted for 56.3% and 25.4%, respectively, of Texcom's revenues. Texcom discontinued operations in Venezuela in November 2001. Although we are committed to allocating adequate capital to resume the growth of Texcom and its affiliates outside of Chile, and particularly in the United States, this resumption of growth is subject to numerous factors largely beyond our control. These factors include:

         o our ability to make necessary capital expenditures;

         o the evolving role for resellers in the international long-distance market;

         o local regulatory environments;

         o receipt of the requisite concessions or licenses; and

         o competition in each market.

         Fiber optic technologies are making our satellite infrastructure commercially obsolete.

         Utilizing fiber optic technologies for the provision of our services is cheaper than utilizing satellite technologies. As more fiber optic cable is being made available for our use, our satellite infrastructure is becoming less attractive to use from a cost standpoint. As a result, we have decreased the depreciation and amortization periods of our terrestial-based satellite assets. While we feel that the current depreciation and amortization periods of these assets accurately reflect their useful lives, if the increased accessibility of fiber optic technology makes our terrestial-based assets less commercially viable, such depreciation and amortization periods will require modification or an adjustment in the value of the related fixed assets. For the year ended December 31, 2001, we incurred charges to results of operations relating to asset write-downs of Ch$16,247 million, of which Ch$2,767 million related to write-downs of satellite infrastructure.

         Our ADSs are subject to delisting by the New York Stock Exchange unless we regain and sustain compliance with the continued listing requirements.

         On November 20, 2001, the New York Stock Exchange notified us that we were not in compliance with its minimum listing standards. Since that time, we have been in regular contact with the New York Stock Exchange and, as a result of the restructuring of our debt, our recapitalization and our current controlling shareholder's assumption of control, we are now in compliance with all of the listing requirements except for the minimum trading price of US$1.00. We expect to be in compliance with the minimum trading price following our proposed reverse stock split, which, subject to approval by our shareholders, is expected to occur by August 2002. If for any reason our reverse stock split does not occur or if we fail to comply with the New York Stock Exchange's continued listing requirements, our American Depositary Shares, or ADSs will be subject to delisting by the New York Stock Exchange, which would likely adversely impact their liquidity and value.

Risks Relating to Chile

         Our future performance depends in significant part on the performance of the Chilean economy and other emerging markets.

         We are subject to those risks faced by any company operating in Chile and other Latin American countries, including high levels of inflation and fluctuations in the value of relevant national currencies. Although the Chilean economy has been the most stable in Latin America for the last decade, we cannot assure you that the Chilean economy will grow in the future or that future developments in or affecting the Chilean economy, including further consequences of continuing economic difficulties in Argentina and other emerging markets, will not materially and adversely affect our business, financial condition or results of operations. In addition, certain events outside of our control, such as investors' reactions to developments in one country, can adversely affect the value of Chilean companies' shares in local and foreign stock exchanges. For instance, although to date there has been only limited contagion, the economic problems encountered by Argentina, particularly if they spread to Brazil, may have an adverse effect on the Chilean economy, on our results of operations and on the share prices of our ADSs and our common stock.

         Potential Adverse Effects of Fluctuations in the Value of the Chilean Peso

         The Chilean government's economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could have a material adverse effect on the U.S. dollar value of our common stock and our ADSs. The Chilean peso has been subject to devaluations in the past and may be subject to fluctuations in the future. In the period from December 31, 1998 to December 31, 2001, the value of the Chilean peso relative to the U.S. dollar decreased approximately 38.61%, as compared to 7.93% in the period from December 31, 1995 to December 31, 1997. The observed exchange rate on July 1, 2002 was Ch$688.05 to US$1.00.

         The shares of common stock underlying the ADSs are traded in Chilean pesos on the Santiago Stock Exchange and the Electronic Stock Exchange. The ADSs have been issued by The Bank of New York, N.A. as depositary (the "Depositary"). Cash distributions of the shares of common stock received by the Depositary will be received in Chilean pesos. The Depositary will convert such pesos to U.S. dollars at the then-prevailing exchange rate in order to make dividend and other distribution payments for the ADSs. If the value of the Chilean peso falls relative to the U.S. dollar between the declaration of dividends and the distribution of such dividends by the Depositary, then the amount of U.S. dollars distributed to holders of ADRs could decrease. Consequently, the value of the ADSs and any distributions to be received from the Depositary could be adversely affected. There can be no assurance that the Chilean peso/U.S. dollar exchange rate will not fluctuate in the future, that the Chilean peso will not lose value against the U.S. dollar or that such fluctuations in the exchange rate will not have a material adverse impact on our business and the value of the ADSs.

         Potential Adverse Effects of High Levels of Inflation in Chile

         Although Chilean inflation has moderated in recent years, Chile has experienced high levels of inflation in the past. A rise in inflation could adversely affect the Chilean economy, our company, the value of our shares and the value of the ADSs. There can be no assurance that the performance of the Chilean economy, the results of operations and the value of the ADSs will not be adversely affected by continuing or increased levels of inflation or that Chilean inflation will not increase significantly from current levels.

Item 4.  INFORMATION ON OUR COMPANY

General

         Our company, Telex-Chile S.A., is a telecommunications holding company incorporated in Chile and is principally engaged, through its subsidiaries, in the provision of long-distance services in Chile, certain other Latin American countries and the United States. Through Chilesat S.A., our long-distance carrier and principal subsidiary, we are one of the leading facilities-based providers of public long-distance services within Chile.

         Chilesat provides public international long-distance, domestic long-distance, private long-distance services and internet access in Chile to end-users who choose a long-distance carrier on a per-call basis or pursuant to a revocable service contract. Chilesat is one of three facilities-based Chilean long-distance carriers and operates an extensive fully-backed domestic fiber optic network as well as several international direct routes for carrying international long-distance traffic. Chilesat holds the full range of licenses, thereby enabling it to conduct effectively its current businesses, including public and private long-distance telecommunications.

         Chilesat's principal subsidiary, Chilesat Servicios Empresariales S.A., formerly known as Chilepac, provides telecommunications business services to corporate customers. These business services include private long-distance networks for large volume customers, digital leased lines, telex, internet services and switched data transmission (a data transmission service that allows the end-user to route the connection to different terminals), as well as video and audio satellite links for broadcasting corporations.

         We continue to own and operate Texcom S.A., which holds interests in telecommunications companies offering services in Latin America outside of Chile and in the United States. Through Texcom, we are engaged primarily in providing business services comparable to those provided by Chilesat Business Services in Chile. Taking advantage of the engineering and systems integration expertise and relationships developed through our Chilean-based operations, as well as its existing international network, Texcom affiliates have installed or partially leased facilities to provide telecommunications services on a network basis in the United States, Colombia and Peru. In November 2001, we closed our operations in Venezuela, which had operating losses. Texcom has announced its intention to dispose of its Colombian operations and is currently negotiating with its creditors and potential buyers. The nature of Texcom's activities in each country varies and will continue to vary as a result of local regulations, the need for services and local and international competitive conditions. As a result, Texcom's activities can be expected to change over time.

         Our principal business address is Rinconada El Salto 202, Comuna de Huechuraba, Santiago, Chile.

Restructuring and Recent Developments

         2002 Restructuring and Change of Control

         We reported losses of Ch$50,100 million (US$76.5 million) for 2001, following a year in which we reported losses of Ch$22.997 million. On April 5, 2001, because of liquidity constraints, Chilesat, our principal operating subsidiary, defaulted on principal and interest payments to its creditors in the amount of US$10.6 million (including Chilean peso-denominated obligations converted into U.S. dollars at the then-current exchange rate) and was not able to make interest payments of approximately US$2.0 million on July 5, 2001.

         Our default led to extensive negotiations with our creditors, which resulted in two convenios judiciales preventives, or convenios, entered into with the financial creditors of our company and Chilesat in October 2001. Both convenios were amended by our creditors on December 28, 2001 and approved by the courts on January 25, 2002. As a result of proceedings initiated by the financial creditors of our company and Chilesat, the convenios, as amended, provided judicially mandated relief for both companies. Under the agreement, financial creditors were entitled to exchange amounts owed to them by our company, Telex-Chile, or Chilesat for shares of Telex-Chile. In addition, under the terms of the convenios, our obligations to our financial creditors, including the obligations of Chilesat's financial creditors that were subject, at their election, to novation by our company, could have been capitalized until April 27, 2002. The financial obligations that were not capitalized within this period have been extended and will be paid in one installment due in 15 years.

         On January 14, 2002, our current controlling shareholder, a consortium comprised of Southern Cross and GE Capital Corporation, initiated a series of transactions, which led to acquisition of control of our company in April 2002. Our controlling consortium, the beneficial owner of 18.2% of our outstanding common stock at that time, published a notification that it had entered into agreements with certain of our creditors to purchase a portion of our outstanding financial debt and intended, subject to specified conditions, to make a public tender offer of 65,392,249 Class A and B shares of our outstanding common stock, including Class B shares in the form of ADRs.

         On January 30, 2002, our shareholders voted to increase our capital from Ch$98,111,714,580 to Ch$361,782,050,877 to be issued in the form of Class A and Class B shares, in proportion to the current numbers of each. The subscription price for these shares was set at Ch$18 per share and was to be offered on a preferential basis to existing shareholders in proportion to the shares owned by them. These rights, referred to as preemptive rights, expired on May 23, 2002. Shares not subscribed by existing shareholders were offered to the financial creditors of Telex-Chile and Chilesat in exchange for cash or the capitalization of financial obligations owed to such creditors.

         On April 11, 2002, the day our controlling consortium announced the successful conclusion of its tender offer, it acquired Ch$17,760,285,657 of the financial obligations of Telex-Chile and Ch$49,380,474,117 of the financial obligations of Chilesat. At that time, our controlling consortium had, in connection with its acquisition of our financial obligations, also obtained commitments from a significant percentage of our existing shareholders that those shareholders would not subscribe to our capital increase, but rather, would transfer their preemptive rights to affiliates of the consortium.

         On April 26, 2002, our controlling consortium capitalized these financial obligations, receiving in exchange 3,777,161,888 Class A and B shares, thereby increasing its beneficial ownership to approximately 95.9% of our outstanding capital stock. With the consummation of this capital increase and the conversion into our company's capital stock of our and Chilesat's financial obligations held by affiliates of our controlling consortium, we satisfied the conditions established in the convenios. Our remaining unsecured financial obligations have, through the operation of law, been rescheduled as set forth in the convenios.

         On May 23, 2002, the preemptive rights to subscribe to our shares expired. On May 30, 2002, the total shares outstanding were 4,168,039,480 Class A shares and 523,019,031 Class B shares, of which a consortium comprised of Southern Cross and GE Capital Corporation owned 89.66%. The capitalization of financial obligations resulted in a reduction of our financial debt from Ch$73,373 million (US$112 million at the then-current exchange rate) on May 30, 2002. In addition to the capitalized financial obligations, Ch$80,336 million in new capital (US$123 million at the May 30, 2002 exchange rate) was contributed to our company, of which our controlling consortium contributed approximately 90.5%.

         On May 30, 2002, our consolidated financial obligations were Ch$4,691 million (US$7.2 million at the then-current exchange rate). Because Colomsat's debt is included in our financials filed in Colombia, we received permission in March 2002 from the Superintendent of Securities and Insurance to exclude Colomsat's debt obligations when calculating our consolidated financial obligation for purposes of our Chilean filing.

         Reverse Stock Split and Termination of Class A and Class B Preferences

         On June 19, 2002, our board resolved to call a shareholders' meeting for the purpose of seeking authorization of a reverse stock split and certain related amendments to our by-laws. A special shareholders' meeting has been summoned for that purpose for July 17, 2002. The shareholders are also expected to approve the ratio at which our existing shares will be exchanged for ordinary, single-class shares, pursuant to the reverse stock split.

         In light of the large number of our shares currently outstanding after the last capital increase, the proposed reverse stock split is considered necessary to reach a per share trading price more consistent with market custom, and an ADR trading price above the minimum trading price required pursuant to the New York Stock Exchange listing requirements. The reverse stock split is expected to be effective by the end of August 2002.

         Our by-laws currently provide that our shares are divided into two classes and specify their respective preferences. Note that such classes and preferences were set to expire automatically on July 9, 2002 at midnight, at which date all shares then outstanding automatically converted into ordinary, single-class shares, without any preference or privilege. In addition to the reverse stock split, the amendments to our by-laws (estatutos) to be proposed at the shareholders' meeting on July 17, 2002 are expected to conform our by-laws to our capital structure following the conversion of our capital stock to a single class of shares.

         New Management Team

         In April and May 2002, in connection with the assumption of control by a consortium comprised of Southern Cross and GE Capital Corporation, new executive officers were retained.

         In April 2002, Alejandro Rojas, previously CEO of Smartcom PCS S.A. and, before that, an executive at Empresa Nacional de Telecomunicaciones S.A., known as Entel, one of our principal competitors, accepted appointment as CEO of our company. Mr. Rojas succeeded Rafael Wilhelm, who had been the acting CEO since the resignation of Alejandro Ulloa in February 2002.

         In March 2002, Rodrigo Villa, previously with AES Gener S.A., accepted appointment as CFO, succeeding Mr. Wilhelm in this capacity.

         Colomsat

         On June 20, 2002, Colomsat S.A., the Colombian affiliate of our subsidiary Texcom, entered into an agreement with a majority of its creditors to restructure its main outstanding obligations under Colombian Law No. 550 of 1999. This agreement permitted Colomsat to refinance its primary outstanding debts under one of two alternatives. Creditors were allowed to choose between
(1) making a balloon payment in 25 years or (2) subscribing to "Bonos de Riesgo," which are bonds that will convert into equity if the company is ever sold to a third party. Of Colomsat's approximate US$17.3 million outstanding debt at June 20, 2002, 54% of the creditors chose Bonos de Riesgo. Management believes that Colomsat will continue to operate as an on-going business. As shareholders of Colomsat, we have contacted an investment bank about leading the sales process.

Historical Background

         We trace our origins to the establishment in 1859 of a division of the Chilean post office for providing telegraph services within Chile. By 1866, the division operated a 2,000 kilometer telegraph network throughout Chile. By 1960, the division began providing telex services to the Chilean business community. In 1982, the division was incorporated as Telex-Chile, under the name Telex-Chile Comunicaciones Telegraficas S.A., or TCCT, a government-owned company which provided telex and telegraph services through 12 administrative branches, managing approximately 200 points of sales throughout Chile. In 1986, TCCT was privatized and began operation of a data transmission service through Chilepac Business Services.

         In 1988, Chilesat commenced offering long-distance satellite communications services. In 1991, Chilesat received a concession permitting us to offer switched long-distance services and to install the appropriate equipment. Our investment in this area enabled us to enter the market for public international telephone services in July 1992 pursuant to a contract with the principal Chilean local exchange carrier, Compania de Telefonos de Chile S.A. (today, Telefonica Compania de Telefonos de Chile S.A.).

         In 1994, the multicarrier amendment was enacted, which provided licensed carriers, like Chilesat, with equal access so that they could offer public long-distance telephone service to the end-user and then bill directly for such services. On March 31, 1994, we purchased Texcom, which had a fledgling network of telecommunications companies in other countries in Latin

America and the United States. During the second quarter of 1994, we completed the integration of a fiber optic trunkline into our nation-wide domestic long-distance network, thereby positioning ourselves for the 1994 opening of the Chilean domestic long-distance market.

         Since that time, our company has competed in the Chilean market for international long-distance services, domestic long-distance services and business services. We have also entered into, and subsequently divested of, interests in wireless telecommunications and in local telephony.

         In April and May 2002, a consortium comprised of Southern Cross and GE Capital Corporation assumed control of our company following a debt restructuring and recapitalization process.

Business Strategy

         Our new management is in the process of carrying out an extensive review of our business operations. Aspects of our strategy will likely be revised as a result of that review.

         Our business strategy is focused on the following:

         o Consolidating Our Core Operations. We are seeking to consolidate our core operations in the Chilean international long-distance market. We have improved our collection rate and expect to continue to do so, focusing our efforts on the improvement of collections from smaller, local telephone companies which, in the aggregate, represent about 20% of the number of fixed telephone lines. We believe these efforts will allow us to continue to improve our collection rates. We are also focusing on the development of value-added services, which are complementary telecom services provided over our existing network, such as audio-text services, particularly to mobile telephone users who number almost five million in Chile and who usually do not have domestic long-distance services included in the service provided.

         o Introducing New Products and Expanding Corporate Services. We are introducing new and innovative telecommunications products and expanding our corporate and business services. We are seeking to satisfy the growing demand for broadband (high-velocity) services related to the expansion of the internet in Latin America, thus taking advantage of our existing fiber optic network in order to interconnect with the public network. Our existing network capacity permits us to offer attractively priced broadband solutions to business customers and to offer customized services and quality for multinational mid- and small-sized businesses.

         o Developing Our International Businesses. Our international businesses are mainly conducted through our affiliate, Texcom. We plan to increase our business in Latin America and the United States by taking advantage of market regulation in certain countries and by taking advantage of opportunities to introduce our long-distance products and our strategies employed in the Chilean market.

         o Reviewing Business Plan and Strategy. Our new management is in the process of carrying out an extensive, bottom-up review of our business operations, seeking to identify additional efficiencies and - drawing upon the expertise of our new management and new controlling shareholders - new opportunities. This business review also includes a review of our strategic options relative to other telecommunications companies in Chile and Latin America.

Description of Operations

         We are one of the principal suppliers of telecommunications services in Chile, and we provide related business services in other Latin American markets and some public services in the United States. The following table sets forth, for the periods indicated, the revenues attributable to each of our principal services:

                                                                      Operating Revenues

                                                                   Year ended December 31,
                                       ---------------------------------------------------------------------------------
                                             1999                2000                  2001                 2001
                                       ------------------ -------------------- ---------------------- ------------------
                                       (in millions of constant Chilean pesos at December 31, 2001)     (revenues as
                                                                                                        percentages)

International Long Distance.......       Ch$   7,400         Ch$   7,881         Ch$   8,027                 16.3%
Domestic Long Distance............            18,258              18,318              16,603                 33.8%
Correspondent.....................            15,603               9,322               2,554                  5.2%
Other Income......................             5,096               4,857               5,919                 12.0%
Business Services.................             5,313               5,028               5,015                 10.2%
Texcom (1)........................            18,789              13,352              10,955                 22.3%
Telsys (2)........................                 -                 103                 120                  0.2%
                                         -----------         -----------         -----------              -------
Total Revenues (3)................       Ch$  70,459         Ch$  58,861         Ch$  49,193                100.0%
                                         ===========         ===========         ===========              =======

--------------------

(1) Texcom revenues are derived from affiliated telecommunications companies outside of Chile.
(2) Telsys's revenues are derived from the provision of information services in the telecommunications area.
(3) Chilesat Telefonia Personal S.A., our wireless affiliate that was sold on April 19, 1999, did not affect our income statement because under Chilean accounting principles, only the equity or non-operating losses are affected. From January 1,1999 through April 19, 1999, Chilesat Telefonia Personal S.A. recorded losses of Ch$6,167 million.

         For complete segment information, see Note 25.2e to the Financial Statements.

Network Description

         Domestic Network

         Chilean telecommunications law divides Chile into 24 "primary areas." Communications within a primary area (called "intraprimary communications") are generally characterized as local service. Communications from one primary area to another primary area (called "interprimary communications") constitute domestic long-distance service. Communications between a primary area and locations outside of Chile are characterized as international long-distance services.

         Fiber Optics. Our fiber optic network has 3,900 km of physical cable. We have mutual support agreements in effect with the other principal operators whose networks have a different geographic layout than those put in place by our company, thus providing self-healing rings whereby traffic can be redirected over redundant circuits in the case of an interruption in traffic over certain circuits.

         Our fiber optic network is mainly aerial. The first stretch was built between the cities of La Serena and Valdivia between 1993 and 1995, using the electricity pylons of the National Railway Company. Subsequently and together with Entel, we constructed a network in northern Chile as far as Arica. The fiber optics cable is strung over high tension electricity transmission pylons. Subsequently, our network was extended to the city of Valdivia in the south, with access to the cross-Andes cable at the town of Las Cuevas in Argentina. It is also present at intermediate points in the main cities in the primary zone over which the country's phone network is geographically spread.

         We also have a metropolitan fiber optic network, which uses a ring structure with a length of approximately 140 km and which is distributed through 14 nodes located in the main industrial and commercial centers of the capital.

         Transmission. During 2001, we upgraded our fiber optic transmission network by investing over US$11 million in it. As a result, we currently operate the largest Dense Wavelength Division Multiplexing, or DWDM, transmission network in the country. DWDM is a technology that permits transmission of multiple laser signals, with less than a nanometer of separation between individual wavelengths. This network covers a distance of approximately 1,200 km between the cities of Santiago and Valparaiso and the cities of Santiago and Valdivia, as well as the principal population centers in between.

         In addition to the DWDM network, we replaced our transmission network and thereby increased our previous transmission capacity fourfold in the center and south of the country.

         During the second half of 2001, we started operating our northern transmission network, thereby extending the transmission system over 3,900 kms of the company's fiber optics, covering 19 of the country's 20 continental territory primary zones. The remaining primary zone, which is remote and has limited telecommunications traffic, is covered by our own link-up of microwaves.

         National coverage of Chilesat's transmission network is achieved in the southernmost regions of the country with a satellite platform, which has one of the largest teleports in the country. This network is located near Lo Canas in Santiago and has remote terrestial stations in the southern towns of Coyhaique and Punta Arenas.

         Switches. Our switching network consists primarily of Lucent 5ESS 2000 equipment located in the cities of Antofagasta, Santiago and Concepcion, through which there are interconnections with all of Chile's primary zones and which at the same time act as an international gateway. In the switching network facilities, the network uses the signals for both public national as well as international operator-manned centers. The Lucent switch platform supports advanced service systems, the private switch network (which is present in 14 cities throughout the country) and the access network for access to dialed internet services.

         Data Networks. Our data networks cover a range of services, prominent among which are Telex, X.25 (a communication method used in a packet switched network to connect information systems), private voice, corporate networks and access to the internet. In order to provide broadband services, Chilesat incorporated into its networks during the first quarter of 2001, the most modern data platform in the country, based on cutting edge IP "Multi-Protocol Label Switching and Virtual Private Networks" technology with CISCO equipment. It consists of a high capacity central node located in the center of the city of Santiago with remote nodes distributed throughout the country's main cities. Over this network, Chilesat is a technological leader in the country, providing its customers with one of the most advanced and sturdy networks in Latin America and enabling the company to offer broadband services with service level agreements and virtual private networks.

         This IP-MPLS virtual private network functions as a central hub, providing broadband services over copper and fiber optic pairs, using its own installations at 18 points up and down the country. For copper pairs, the network uses Paradyne and CISCO access equipment, and for fiber optic pairs, the network uses IMC and Black Box access equipment.

         Chilesat has just been acknowledged by the Chilean Sub-Secretary for Telecommunications as a PIT, or Traffic Exchange Point, meaning that Chilesat is one of the leading internet access operators in the country. For this, it has an internet platform that consists of a CISCO central switch and latest generation servers, its nucleus being a network of 100 Mbits/s speed with interconnections to the international backbone over fiber optic links.

         Facilities. Our company and its subsidiary, Chilesat, are the owners, and they lease throughout the country different properties, which house their facilities and from which they provide their telecommunications services. Wholly-owned property is found in the cities of Santiago, Valparaiso, Vina del Mar, Concepcion, Antofagasta, Temuco, Talca, Valdivia, Puerto Montt and Punta Arenas. Within these cities, our company and Chilesat have 45 facilities with External Plants using copper pairs, 15 of which are found in different sectors within the city of Santiago.

         International Network

         Chilesat provides international services in Chile via its international teleport located in Santiago, which has links to six satellites for receiving and transmitting international traffic. Space segment transmission facilities are provided by Intelsat satellites, all of which operate in the Atlantic region.

         We are a participant in the land and submarine Unisur, Americas I and Columbus II cable consortia that provides services via fiber optic networks to the United States, Europe and Latin America.

         New Licenses. As a part of the development of international networks, our company and Chilesat Servicios Empresariales have independently obtained concessions in all 24 of the country's primary zones for public phone services using standard and/or IP technology. Another subsidiary, Net Chile, has obtained a concession to operate as a provider of intermediate services and is currently finalizing the process for obtaining a nation-wide concession for operating the 5.8 Ghz wireless access band system.

         Under the multicarrier system, local telephone companies are required to provide facilities that allow long-distance carriers to access the local telephone network on an equal access basis. In addition, Chilesat has last-mile facilities in each of the principal Chilean cities, thereby enabling it to connect business and individual customers directly to its long-distance network and its private network.

         On May 30, 1998, we transferred to Telefonica CTC Chile S.A. the right to use six of the 22 average strands of fiber optic cable in our principal trunk fiber optic line. The retained strands are more than adequate to carry our highest projected capacity for the next ten years or more. Telefonica CTC Chile S.A. paid us US$9.4 million in consideration for this transaction, plus US$3.5 million for related maintenance services.

         In addition, Smartcom S.A., the successor entity to Chilesat PCS (our wireless subsidiary until its disposition in 1999) holds a right of use to our trunk fiber optic line for its traffic requirements, as provided by a Right of Use and Services Agreement between Chilesat and Chilesat PCS, dated April 21, 1997. Payments to Chilesat under the agreement were made upfront by offsetting certain of Chilesat's receivables against increases to capital by Chilesat PCS. The offset amount will be amortized to income over a period of 11 years and six months.

Public Long-Distance Telephone Services

         Our subsidiary, Chilesat, is one of the principal providers of public international long-distance, domestic long-distance and business services in Chile. It is our core operating subsidiary.

         Chilesat's strategy is to continue to develop innovative uses for existing networks. In 2001, Chilesat increased its offer of value-added services in order get more revenues from its existing customer base. These services include prepaid cards for fixed lines, as well as mobile and voice-chat applications.

         Overview of the Chilean International Long-Distance Market. The largest Chilean international long-distance traffic route is between Chile and the United States, making up approximately 28.2% of the 2001 volume of Chile's outbound public international calls. Outbound public international calls to Argentina accounted for approximately 13.7%, Peru 10.8%, the rest of Latin America 18.9%, Europe 17.3%, Canada 2.1% and others 9.0%. The following table sets forth, for the periods indicated, the total estimated Chilean public traffic for outbound international direct-dial and operator-assisted calls:


                                Total Chilean International Long-Distance Market*

             Year Ended                           Outbound                       Percentage
            December 31,                           Minutes                   Increase (Decrease)
------------------------------------------------------------------------------------------------------
                                (in millions except for percentages)
                 1997                                 210.4                           21%
                 1998                                 238.1                           13%
                 1999                                 215.1                          (10%)
                 2000                                 214.0                           (1%)
                 2001                                 230.6                            8%

--------------------
* These figures are our estimates based on publicly available figures for CTC's domestic long-distance traffic and based on industry-wide figures available from the Statistics National Institute (INE) and Subsecretaria de Telecomunicaciones (Subtel), the Chilean Telecommunications Regulator.

         Overview of the Chilean Domestic Long-Distance Market. The following table sets forth, for the periods indicated, Chilesat's number of public domestic long-distance and internet minutes:

                              Chilesat's Public Domestic Long-Distance and Internet Minutes*

                                                    Year ended December 31,
                                       --------------------------------------------------
                                            1999             2000             2001
                                       ---------------- ---------------- ----------------
                                                   (in millions of minutes)

Public domestic long-distance minutes..     469.9            527.5            528.6
Internet minutes.......................      59.6            257.5            354.7


--------------------
* These figures are Chilesat's estimates.

         During 2001, our volume of domestic long-distance traffic remained stable, compared to 2000, while internet traffic increased 37.8%, which we believe was consistent with the overall behavior of the market. Our management believes the absence of growth in domestic long-distance traffic was attributable to the low rate of growth in the Chilean economy and the substitution effect resulting from mobile telephony and the internet. The following table sets forth, for the periods indicated, the per capita teledensity, the number of lines in service and the number of public domestic long-distance minutes:


                                Total Chilean Domestic Long-Distance Market*

                      Teledensity                                                     Percentage
    Year Ended         (lines per     Total Lines     Percentage      Number of        Increase
   December 31,      residents 100)    in Service       Growth         Minutes        (Decrease)
----------------------------------------------------------------------------------------------------

                               (in millions except for percentages)

        1997               18.5            3.7            19%            2,704           20%
        1998               19.6            2.9            10%            2,980           10%
        1999               19.7            3.0             2%            2,796           (6%)
        2000               20.4            3.1             4%            2,796            0%
        2001               22.9            3.5            14%            2,922            5%


--------------------
* These figures are our estimates based on publicly available figures for CTC's domestic long-distance traffic and based on industry-wide figures available from the Statistics National Institute (INE) and Subsecretaria de Telecomunicaciones (Subtel), the Chilean Telecommunications Regulator.

         The revenues generated by the increase in public domestic long-distance traffic over the last five years have been largely offset by a decrease in the per minute rates charged. Chilesat's average public domestic long-distance revenue per minute remained stable in U.S. dollar terms at approximately US$0.10 per minute during 1997 and decreased to US$0.07 in 1998 and 1999 and to US$0.06 in 2000 and 2001. Revenues per minute declined in 1999 and remained steady in 2000 because of an increasingly competitive market for customers, resulting in reduced access fees charged to customers. Revenues per minute have recovered in the second part of 2001 due to a tariff negotiation process.

         Although competition remains very strong, the Chilean long-distance industry has demonstrated signs of increased stability due to the settlement of legal and operational disputes among competitors, mergers between certain facilities and non-facilities-based carriers, the industry-wide absence of media advertising for low per minute rates and the existence of the

Long Distance Carriers Association, an institution dedicated to solving the various problems of the industry.

         Correspondent Relationships. Revenues from correspondents are derived from receipts from overseas telecommunications entities for inbound international calls to Chile. We, in turn, pay these same overseas telecommunications organizations for the use of their facilities for outbound calls from Chile to their countries. Accounting rates, return traffic ratios and settlement procedures (including the currency in which payments are made) are agreed to among telecommunications organizations. For those countries where we do not have an operating agreement with a telecommunications carrier, and in certain other circumstances, international telephone traffic is routed through other international carriers with which we enter into agreements to provide call termination. Due to a decline in wholesale prices, entering into "spot" or market agreements for call termination is often preferable to routing calls through established relationships. Consequently, during 2001, revenue from correspondent relationships continued to decline in importance in the overall international traffic exchange, due mainly to the increased demand for wholesale services at lower prices. Of the outbound calls we originated in 2001, approximately 60% went through reseller companies on the spot market.

         Despite the reseller market's small margins and significant counterparty collectibility risks, we remain active in the reseller market in order to add traffic to, and derive greater revenues from, our existing networks and to minimize our termination costs for international calls so as to increase our international long-distance customer base.

         Improved Collection Rates

         Uncollectible receivables have decreased to 5% during 2001, compared to 6% in 2000 and 14.3% in 1999. The improvement in 2001 resulted principally from reforms in our own bill collection procedures. The effects of an agreement reached among all long-distance carriers and CTC in 1999, permitting the cut-off of long-distance services for delinquent accounts, resulted in the significant decline in uncollectible accounts between 1999 and 2000.

         Through the Multicarrier Association of Long Distance Carriers, we have entered into agreements with other smaller, local exchange carriers since the third quarter of 2001, also providing for a cut-off of long-distance services upon non-payment. We expect these agreements to lead to a further improvement in our collection rates.

Chilesat Business Services

         Business Services. In 2001, approximately 10% of our net operating revenues were attributable to business services. During 2001, our growth from broadband IP services was offset by lower revenues in legacy networks, resulting in a decrease of 0.3% in revenues, as compared to 2000.

         The following chart sets forth, for the periods indicated, the revenues attributable to business services:

                                                          Business Services Revenue

                                                           Year ended December 31,
                                 ----------------------------------------------------------------------------
                                           1999                     2000                      2001
                                 ----------------------------------------------------------------------------
                                        (in millions of constant Chilean pesos at December 31, 2001)


Revenues from Business Services        Ch$   5,313              Ch$   5,028               Ch$   5,015


--------------------

         Chilesat Servicios Empresariales currently offers corporate telecommunications services, which include data, voice and image transmission services. Products are provided over traditional telecommunications platforms such as digital channels, frame relay, X.25, satellite facilities and a new broadband IP platform, which has become the focus of our infrastructure development.

         Chilesat Servicios Empresariales' principal objective is to satisfy and encourage the growing demand for broadband services, which is being driven by the constant improvement in network and information technologies and by the increased utilization of the internet by our commercial customers. This objective is compatible with our allocation of assets and will allow us, by taking advantage of our fiber optic network and interconnections, to become an attractive, integrated service provider to our customers, offering them a wide range of telecommunications services.

         Our Santiago metropolitan area network currently has 19 nodes, with a presence in the principal centers of economic and business activity. This network of nodes is supported by two fiber optic rings, together with diverse microwave connections, all of which is supported by a central monitoring system. The rest of the country is serviced by approximately 60 additional nodes.

         Foreign Operations

         Texcom S.A. is the holding company for our international telecommunications businesses outside of Chile. This business was established in the early 1990s to exploit the then-anticipated wave of deregulation and privatization in Latin America, and it currently has operations in the United States, Colombia and, to a lesser extent, Peru. In November 2001, we closed Texcom's operations in Venezuela. Colomsat, Texcom's Colombian subsidiary, is carrying out a judicially supervised restructuring pursuant to Law No. 550.

         The following table sets forth, for the periods indicated, Texcom's net sales to unaffiliated customers by country:

                                                                           Year ended December 31,
                                                      ------------------------------------------------------------------
Net Sales                                                     1999                  2000          2001
                                                      ------------------------------------------------------------------
                                                        (in millions of constant Chilean pesos at December 31, 2001)


Sales to Unaffiliated Customers:
Colombia............................................       Ch$   5,720           Ch$   3,662           Ch$   2,779
Texcom USA..........................................            11,640                 8,262                 6,166
Others..............................................             1,429                 1,428                 2,010
                                                           -----------           -----------           -----------
Total Net Sales.....................................       Ch$  18,789           Ch$  13,352           Ch$  10,955
                                                           ===========           ===========           ===========

--------------------

         As a result of our liquidity constraints over the past several years, Texcom has been unable to make the incremental investments necessary to exploit its previously established infrastructure, and its financial performance has suffered. The full effects of reduced investment have been mitigated by the adoption of a less capital-intensive strategy and the employment of the group's network assets in different telecommunications services. However, since we may not have sufficient additional financial resources available to provide Texcom with the funds necessary to take full advantage of its strategic position and to maintain historic investments, among the alternatives that we are considering, subject to a satisfactory offer, is the potential sale of Texcom's assets.

         On June 20, 2002, Colomsat S.A., the Colombian affiliate of our subsidiary Texcom, entered into an agreement with a majority of its creditors to restructure its main outstanding obligations under the Law No. 550 of 1999. Law No. 550 is a judicially supervised statutory restructuring process. This agreement permitted Colomsat to refinance its primary outstanding debts under one of two alternatives. Creditors were allowed to choose between (1) making a balloon payment in 25 years or (2) subscribing to "Bonos de Riesgo," which are bonds that will convert into equity if the company is ever sold to a third party. Of approximately US$17.3 million in outstanding debt at June 20, 2002, 54% of the creditors chose Bonos de Riesgo. Management believes that Colomsat will continue to operate as an on-going business. The shareholders of Colomsat have contacted an investment bank about leading the sales process.

         In the United States, Texcom is seeking principally to develop equal access services and prepaid calling cards.

         Telsys

         Telsys provides information technology services for telecommunications companies. Together with Chilesat, Telsys creates synergies employing information technology solutions to yield significant benefits and increased business revenues. Moreover, we have expanded our network's central equipment in order to support our normal business growth and reconfigure our internal network to create a more efficient operating system.

Telex-Chile Capital Expenditure Program

         Over the past five years, we have invested more than US$72.6 million, primarily for the development and expansion of our long-distance telephone network.

         The current administration is working on, and discussing with the board of directors, the company's long-term strategy. Such strategy will include a consistent CAPEX structure that must be approved formally by the board members. Our company is also executing the investment necessary to maintain the on-going business of the Telex Group.

Competition

         We encounter significant competition in all segments of our business. This competition has been especially vigorous in the public international long-distance and domestic long-distance markets since the implementation of the multicarrier system. Our subsidiary, Chilesat, as well as Entel S.A., Telefonica Mundo (an affiliate of Telefonica Compania de Telefonos de Chile S.A.)

and other similar companies are competing on an equal access basis for market share in the Chilean domestic long-distance and international long-distance markets.

         According to our estimates, Chilesat was the third largest long-distance operator in 2001, with an average monthly market share of 18.5% of the domestic long-distance market and 15.5% of the international long-distance market.

         Chilesat faces competition in business services, primarily from Entel and Telefonica CTC Chile S.A. Low rates offered by the long-distance carriers in the public international long-distance and domestic long-distance segments of the market have also affected private telephony, which forms a part of business services.

         With respect to our current operations in Latin America outside of Chile, we are limited to providing business services, except for Texcom U.S.A., which provides public reselling services and equal access long-distance services in the United States. Throughout much of Latin America, the international long-distance telephone markets are typically controlled by government-owned long-distance providers or by privatized consortia holding exclusive licenses for varying periods of time. In the United States, we compete with various suppliers, many of which have substantially greater financial resources than we do.

Patents and Licenses

         We do not anticipate making significant investments in technology research and development; rather, we intend to continue purchasing technology from technology companies as needed for our operations. We believe that this approach will allow us to monitor trends and invest in the most successful alternatives, while enabling us to avoid the extensive research and development costs and risks associated with developing new telecommunications technology.

         We hold a variety of Chilean and international product licenses that we do not consider material.

Property, Plants and Equipment

         Our principal properties consist of our fiber optic network, satellite earth stations, nodes, switches and certain real estate. At December 31, 2001, the net book value of our fixed assets was approximately Ch$88,247 million (US$134,8 million).

         Our real estate holdings are located throughout Chile and provide both the necessary infrastructure for nation-wide long-distance telecommunications and the necessary support network. Most of our sites are related directly to our telecommunications operations and are used for network equipment of various types, such as transmission stations, microwave radio equipment and digital switching nodes. We lease our corporate headquarters in Santiago, a complex with 11,000 square meters of office space on a 65,000 square meter property, which also houses the international switching nodes. For our fiber optic trunk line, we are party to an agreement with Ferrocarriles del Estado (the National Railroad), which grants us the right, until 2013, to use the 2,000 kilometers railroad track between La Serena and Puerto Montt.

         We consider our network facilities to be adequate for the business needs of our international long-distance, domestic long-distance and internet dial-up services.

Legal Proceedings

         Following is a description of the principal legal proceedings to which we were a party until 2001:

         Restructuring Process

         On October 4, 2001, we entered into convenios with our creditors, which were amended on December 28, 2001 and approved by the courts on January 25, 2002. The convenios expired on April 27, 2002. During that time, a consortium comprised of Southern Cross and GE Capital Corporation entered into a series of transactions, including a tender offer for our outstanding shares and the acquisition of our outstanding financial obligations, which together resulted in an increase of the consortium's beneficial ownership to approximately 95.9% of our outstanding capital stock. With the completion of this capital increase and the capitalization of the financial obligations of our company and Chilesat, our company has satisfied the conditions established in the convenios and, its remaining unsecured financial obligations have, through the operation of law, been rescheduled as set forth in the convenios. For more information on the acquisition by a consortium comprised of Southern Cross and GE Capital Corporation, please see the discussion under Item 4. "Information on our Company - Restructuring and Recent Developments".

         Florida Litigation

         Our company is not a party to any litigation in the United States. In civil litigation before the United States Court for the Southern District Florida, an amended final judgment was entered against, inter alia, one of our Chilean subsidiaries, namely Chilesat S.A. We believe this judgment is, with regard to Chilesat S.A., improper and void due to lack of jurisdiction. Accordingly, Chilesat intends to oppose any effort to enforce the judgment against it. We are unaware of any such effort to date. It is not possible to predict with any reasonable degree of certainty whether and where such enforcement might be sought and, if so, the outcome of any such effort.

         Other Proceedings

         We are involved in some additional legal proceedings incidental to the normal conduct of our businesses. We do not believe that the potential liabilities nor potential substantive rulings relating to such proceedings are likely to have a material adverse effect on our financial condition or our results of operations.

Subsidiaries

         We are a holding company that conducts its operations through subsidiaries in each of the countries in which we maintain operations. Following is a list of our significant subsidiaries and our percentage ownership of each:

                                                       Country of
Name                                                 Incorporation                % Ownership
--------------------------------------------- ----------------------------- -------------------------

Landana Properties Inc.                                  Panama                       100.0%
Net.Chile S.A.                                           Chile                        100.0%
Telex-Chile Overseas Ltd.                            Cayman Islands                   100.0%


Telsys S.A.                                              Chile                        100.0%
Chilesat S.A.                                            Chile                         99.9%
Chilesat Servicios Empresariales S.A.                    Chile                         99.9%
Alliston Properties Inc.                             United States                     98.4%
Chilesat Redes S.A.                                      Chile                         98.4%
Kroll S.A.                                               Panama                        98.4%
Texcom S.A.                                              Chile                         98.4%
Texcom Telecommunicaciones C.A.                        Venezuela                       98.4%
Perusat S.A.                                              Peru                         93.7%
Colomsat S.A.                                           Colombia                       93.6%
NACS Communications Inc.                             United States                     88.6%
Telecommunications Investments Joint Venture         United States                     88.6%


--------------------

Item 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

         The following discussion should be read in conjunction with our consolidated financial statements, including the notes thereto, included elsewhere in this Annual Report on Form 20-F. In the following discussion, Chilean peso amounts have been rounded to the nearest million pesos, unless otherwise indicated, and certain tabular information and percentage amounts may not add up correctly because of rounding.

         Our financial statements are prepared in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP and generally accepted accounting principles in other countries. A description of the principal differences and a quantitative reconciliation of our net income and shareholders' equity to U.S. GAAP are provided in Note 25 to the Consolidated Financial statements. All financial information in this Form 20-F, unless otherwise indicated, has been restated in constant Chilean pesos at December 31, 2001.

         The results of operations of Chilesat PCS, which was sold in 1999, negatively affected our 1999 financial statements. However, the impact of Chilesat PCS on our income statement is not discussed but is mentioned in our discussion of non-operating results. At the time it was sold, Chilesat PCS was in an early stage of development and was focusing its efforts on the expansion of its client base.

         The results of operations of Telesat, which has been sold, are not discussed, as they do not affect our statement of operations. Pursuant to Chilean accounting principles, the results of entities in the start-up phases of their business do not affect the results of operations, but rather, are recorded as adjustments to shareholders' equity, or deficit, as the case may be.

2002 Restructuring and Recapitalization

         The following sets forth the principal financial effects of our 2002 restructuring and recapitalization, which are also the adjustments to our financial position at December 31, 2001 used to establish our pro forma balance sheet at December 31, 2001:

         o a reduction of consolidated financial debt from Ch$ 85,393 million at December 31, 2001 to Ch$12,020 million at May 31, 2002;

         o an increase in shareholders' equity at December 31, 2001, on a pro forma basis, for the recapitalization from negative Ch$28,699 million to positive Ch$51,638 million;

         o a capital contribution of Ch$6,963 million in cash;

         o a restructuring agreement with the Banco de Credito e Inversiones and the Banco de Chile (formerly the Banco de A. Edwards) providing for the rescheduling of Ch$2,387,959 million, at May 31, 2002, in debt over four years with four equal annual installments; and

         o an extension of Ch$1,447,317 million, at May 31, 2002, debt to Interbanka AS and Banco de la Provincia de Buenos Aires, to a single installment, due in 15 years.

         Our reduction of debt from approximately US$193 million at December 31, 2001 to approximately US$81 million, at May 30, 2002, will also substantially reduce our financial expenses.

Trends in Chilean Long-Distance and Internet Markets

         Chilean Domestic Long-Distance Market

         The Chilean market for domestic long-distance telecommunications expanded in 2001. This expansion resulted partially from a market in which cost of service has become the predominant factor in the selection of a long-distance carrier. Although the market has expanded, a low in the number of domestic long-distance minutes used is expected for the year 2002 as a result of the low rate of growth in the Chilean economy as well as the substitution effect resulting from mobile telephony and the internet.

         In contrast to the overall Chilean market, Chilesat's 2001 domestic long-distance volume remained stable, compared to 2000. In 2001, Chilesat had a domestic long-distance telecommunications market share of approximately 18% and anticipates an increase in market share to at least 20% between 2002 and 2004. This growth in market share is expected to result from a marginal increase in the number of individual subscribers, from an expansion in the number of services being offered in a single package (e.g., private, long-distance, internet and value-added services) and from a stronger sales force. Since market share is a result of numerous factors outside of our control, we can give no assurance that Chilesat will be able to grow or even maintain its current market share.

         International Long-Distance Market

         The Chilean market for international long-distance telecommunications also expanded in 2001 as a result of lower prices and service hiring. A decline is expected in 2002 due to the low rate of growth in the Chilean economy as well as the substitution effect resulting from mobile telephony and the internet.

         In contrast to the Chilean market, Chilesat's international long-distance market share remained stable in 2001 at approximately 15%. Although no assurances can be given, we are seeking to increase our market share to at least 20% between 2002 and 2004. We expect this growth to occur as a result of a marginal increase in the number of individual subscribers and from an expansion in the number of services being offered in a single package.

         Internet Market

         Like the Chilean markets for domestic and international long-distance telecommunications, the internet market also expanded during 2001 at a rate of approximately 17%. Because of the expansion of broadband services, growth in the internet market is expected to continue.

         In contrast, Chilesat achieved a market share in 2001 of approximately 5.6%; market share is expected to increase over the next several years as a result of advertising campaigns and fixed and variable charge plans on the sales platform of multicarriers.

         Value-Added Services' Market

         Chilesat is expected to continue with its efforts to diversify income sources, taking advantage of its installation capacity, its clients' portfolios and its expertise in product development. Chilesat's challenge is to resume its growth in value-added services by increasing its mobile collect charges and by expanding its prepayment and entertainment services.

         Entrepreneurial Services' Market

         As a result of technological advances that offer more efficient and lower cost services, the market for business services has been expanding on a fairly consistent basis. The area of coverage may increase and may even expand to markets that have never participated in such services. One of our company's priorities is to satisfy the increased demand for broadband services in a way that is consistent with the current strategic position of our company and our assets, and that makes possible the exploitation of our fiber optic network and the interconnection of our company's network with the public system.

         As a way of expanding our broadband services, we incorporated into our networks during the first quarter of the year 2001, a data platform integrating the technology of Multi Protocol Label Switching and Virtual Private Networks ("IP-MPLS VPN") with CISCO equipment.

         The following table sets forth, for each of the years indicated, the percentage of operating revenues attributable to each of our services:


                                                                                   Year ended December 31,
                                                                     -----------------------------------------------------
                                                                           1999             2000              2001
                                                                     -----------------------------------------------------

Chilesat
    International long distance.....................................         10.5%            13.4%            16.3%
    Domestic long distance..........................................         25.9%            31.1%            33.8%
    Correspondents..................................................         22.1%            15.8%             5.2%
    Other income....................................................          7.3%             8.3%            12.0%
                                                                           ------          -------           ------
       Total........................................................         65.8%            68.6%            67.3%

Chilesat Business Services..........................................          7.5%             8.5%            10.2%
Texcom S.A..........................................................         26.7%            22.7%            22.3%
Telsys S.A..........................................................          0.0%             0.2%             0.2%
                                                                           ------          -------           ------
Total Revenues......................................................        100.0%           100.0%           100.0%
                                                                           ======          =======           ======

--------------------

         The following table sets forth certain financial information as a percentage of operating revenues for the periods indicated:

                                                                                    Year ended December 31,
                                                                     ------------------------------------------------------
                                                                           1999              2000              2001
                                                                     ------------------------------------------------------

Operating revenue...................................................        100%              100%              100%
Operating costs.....................................................        (62)              (67)              (79)
Gross profit........................................................         38                33                21
Selling and administrative expenses.................................        (63)              (36)              (40)
Operating loss......................................................        (25)               (3)              (18)
Interest expense, net...............................................        (16)              (17)              (20)
Other non-operating income, net.....................................         22               (18)              (48)
Price-level restatement.............................................         (8)               (3)              (15)
Net income..........................................................        (27)              (40)             (102)


--------------------

         We recognize revenue at the time the related service is provided. Services provided but not billed are recorded based on actual call traffic data and its applicable tariffs.

Results of Operations for 2001 Compared to 2000

         Our results of operations for 2001 were affected by a substantial write-down of fixed assets and by continuing losses. Due to capital constraints and our restructuring process, we were unable to respond to certain market opportunities in our international and Chilean business services operations and, consequently, suffered the loss of significant revenues. We incurred substantial non-operating expenses related principally to a reduction in the useful life of certain investments and a write-down of the value of certain assets due to obsolescence. As a result, though we recorded EBITDA of Ch$4,813 million (US$7.35 million) in 2001, as compared to EBITDA of Ch$10,227 million in 2000, our net losses increased to Ch$50,100 million (US$76.5 million) in 2001, compared to Ch$22,997 million in 2000.

         Operating Revenues

         Our consolidated revenues in 2001 decreased 16.4% to Ch$49,193 million (US$75.1 million), from Ch$58,861 in 2000.

         Chilesat S.A. Total revenues in 2001 decreased 18.0% to Ch$33,102 million (US$50.5 million), compared to Ch$40,377 million in 2000. The decrease in total revenues resulted from a 17.9% decrease in revenues from international traffic exchange with foreign operators.

         Domestic long-distance revenues from subscribers for 2001 and 2000 were Ch$16,603 (US$25.4 million) and Ch$18,318 million, respectively, reflecting a 9.4% decrease. International long-distance revenues from subscribers in 2001 increased 1.8% to Ch$8,027 million (US$12.3 million), compared to Ch$7,881 million in 2000.

         Revenues from correspondents and revenues from other sources related to public long-distance services for 2001 and 2000 were Ch$8,472 million (US$12.9 million) and Ch$14,178 million, respectively, reflecting a 40.2% decrease. In addition to revenues related to the settlement of international traffic, these correspondent revenues included revenues related to wholesale traffic, a service that the company provided until the second quarter of 2001.

         Chilesat Business Services. Revenues derived from business services remained relatively stable at Ch$5,015 million (US$7.7 million) in 2001, compared to Ch$5,028 million in 2000.

         Texcom's Foreign Operations. Consolidated revenues generated from Texcom's operations outside of Chile decreased 18% to Ch$10,955 million (US$16.7 million) in 2001, compared to Ch$13,353 million in 2000. This decrease was primarily a result of the decrease in the revenues of Texcom's Colombian subsidiary, Colomsat. The economic recession that has affected Colombia has caused a strong contraction in demand and placed additional restrictions on Colomsat's ability to expedite its investment plan. The negative ramifications of these lower revenues were partially offset by lower costs resulting from a reduction in personnel. Texcom's consolidated revenues in 2001 included the consolidation of the operations of Texcom-USA, Colomsat (Colombia), Texcom Telecomunicaciones C.A. (Venezuela), Teleinvest (USA), Perusat (Peru) and Telinvest USA. Other Texcom subsidiaries are either in a development stage or are not controlled by Texcom and thus are not consolidated. Texcom's Venezuelan subsidiary suspended its operations in November 2001.

         Operating Costs

         Our operating costs decreased 2.3% in 2001 to Ch$38,665 million (US$59.1 million), compared to Ch$39,584 million in 2000. Lower operating costs were partially offset by increased depreciation costs, as Chilesat and Chilesat Servicios Empresariales conducted an analysis and inventory of fixed assets and therefore opted to reduce the estimated useful life of certain assets, which resulted in higher depreciation expenses, as compared to prior periods. Thus, the following affected our 2001 operating costs:

         o operating costs other than depreciation declined 9.6%, principally due to decreased headcount, correspondent and satellite capacity; and

         o the decline was partially offset by an increase in depreciation costs of 18.2% to Ch$1,881 million.

         Selling, General and Administrative Expenses

         Selling, general and administrative expenses decreased 7.5% to Ch$19,461 million (US$29.7 million) in 2001, compared to Ch$21,030 million in 2000, which is primarily due to a Ch$2,318 million decrease in our allowance for doubtful accounts during 2001.

         Operating Results

         As a result of the factors set forth above, operating losses for 2001 increased to Ch$8,933 million (US$13.6 million), compared to Ch$1,753 million in 2000.

         EBITDA

         EBITDA decreased to Ch$4,813 million (US$7.3 million) in 2001 from EBITDA of Ch$10,227 million in 2000 principally due to the fact that our decline in revenues was greater than our ability to decrease our operating expenses.

         Non-Operating Results

         Our consolidated non-operating results in 2001 led to a loss of Ch$40,900 million (US$62.5 million), compared to a loss of Ch$21,951 million in 2000. This loss was due mainly to:

         o interest expense of Ch$10,075 million (US$15.4 million);

         o price-level restatement loss of Ch$1,113 million (US$1.7 million) and exchange rate adjustment of Ch$6,124 million (US $9.4 million); and

         o other expenses of Ch$23,588 million (US$36.0 million).

         These other expenses were related to:

         o changes in the amortization period due to a shortening of the useful life of certain assets caused by earlier deductions against earnings, which resulted in a write-down of Ch$4,339 million (US$6.6 million), reflecting lower values of investments in affiliate companies;

         o write-downs in fixed assets and projects of Ch$5,069 million (US$7.7 million); and

         o write-offs of obsolete fixed assets in the amount of Ch$11,008 million (US$16.8 million).

         Income Taxes

         Due to the losses incurred in 2001, we were not required to pay 2001 income taxes for our company. However, we were required to pay taxes for our other operations in the amount of Ch$93 million (US$0.1 million) during 2001 and Ch$235 million (US$0.4 million) during 2000. As a result of our recent losses, we have accumulated significant tax loss carry-forwards that may be available for future periods.

         Net Results

         We reported a net loss of Ch$50,100 million (US$76.5 million) for 2001, compared to a net loss of Ch$22,997 million for 2000.

Results of Operations for 2000 Compared to 1999

         Our results of operations for 2000 were characterized by continued pricing pressure on our services and by increased interest and other non-operating expenses. Due to capital constraints, we were unable to respond to certain market opportunities in our international and Chilean business services operations and, consequently, suffered the loss of significant revenues. In addition, we failed to generate gains from the sale of assets, which was necessary to offset our interest expenses. Finally, we incurred significant non-operating expenses related principally to a reduction in the useful life of certain investments and a write-down of the value of certain assets. As a result, although we recorded EBITDA Ch$10,227 million in 2000, as compared to negative EBITDA of Ch$7,829 million in 1999, our net losses in both years were similar: Ch$22,997 million in 2000, compared to Ch$19,109 million in 1999.

         Operating Revenues

         Our consolidated revenues decreased 16.5% to Ch$58,861 million in 2000, from Ch$70,459 in 1999.

         Chilesat S.A. Total revenues in 2000 decreased 12.9% to Ch$40,377 million, compared to Ch$46,357 million in 1999. The decrease in revenues was due to a 28.9% decrease in revenues from international traffic exchange with foreign operators, which was partially offset by an increase in revenues from domestic long-distance and international long-distance multicarrier subscribers.

         Domestic long-distance revenues from subscribers for 2000 and 1999 were Ch$18,318 and Ch$18,258 million, respectively, reflecting a 0.3% increase. International long-distance revenues from subscribers in 2000 increased 6.5% to Ch$7,881 million, compared to Ch$7,399 million in 1999.

         Revenues from correspondents and other revenues related to public long-distance services for 2000 and 1999 were Ch$14,178 million and Ch$20,699 million, respectively, reflecting a 31.5% decrease. These correspondent revenues included revenues from the settlement of international traffic and from carrying wholesale traffic, a service provided by the company during the second quarter of 2000.

         Chilesat Business Services. Revenues derived from business services decreased 5.4% to Ch$5,028 million in 2000, compared to Ch$5,313 million in 1999. This decrease was caused mainly by the lack of available investment resources needed to respond to certain market opportunities.

         Texcom's Foreign Operations. Consolidated revenues generated from Texcom's operations outside of Chile decreased 28.9% to Ch$13,352 million in 2000, compared to Ch$18,789 million in 1999. This decrease is primarily a result of the decrease in the revenues of the company's Colombian subsidiary, Colomsat. The economic recession that has affected Colombia has caused a strong contraction in demand and placed additional restrictions on Colomsat's ability to implement its investment plan. The negative ramifications of these lower revenues were partially offset by lower costs resulting from a reduction in personnel.

         Operating Costs

         Our operating costs decreased 9.6% in 2000 to Ch$39,584 million, compared to Ch$43,789 million in 1999. Depreciation increased 22.4% in 2000 to Ch$10,336 million, compared to Ch$8,445 million in 1999. Lower operating costs were partially offset by increased depreciation costs, as Chilesat and Chilesat Business Services conducted an analysis and inventory of fixed assets and thereafter opted to reduce the estimated useful life of certain assets, which resulted in higher depreciation expenses, as compared to prior periods.

         Selling, General and Administrative Expenses

         Selling, general and administrative expenses decreased 52.7% to Ch$21,030 million in 2000, compared to Ch$44,510 million in 1999. The decrease in expenses for 2000 reflects a special charge against earnings for bad debts made in the third quarter of 1999, amounting to Ch$22,776 million.

         Operating Results

         Operating losses for 2000 decreased to a loss of Ch$1,753 million, from an operating loss of Ch$17,840 million for 1999. The 1999 results reflect the write-off of uncollectible receivables discussed in Ch$18,600 million.

         EBITDA

         EBITDA increased to Ch$10,227 million in 2000, from a negative EBITDA of Ch$7,829 million in 1999.

         Non-Operating Results

         Our consolidated non-operating results in 2000 led to a loss of Ch$21,951 million, compared to a loss of Ch$1,229 million in 1999. This loss was due mainly to:

         o interest expenses of Ch$9,759 million;

         o price-level restatement losses of Ch$1,820 million; and

         o other expenses of Ch$10,372 million.

         These other expenses were related to:

         o changes in the amortization period due to a shortening of the useful life of certain assets caused by earlier deductions against earnings, which resulted in a write-down of Ch$4,265 million, reflecting lower values of investments in affiliate companies;

         o write-downs in fixed assets and projects of Ch$2,702 million;
           and

         o severance-related expenses of Ch$735 million.

         Income Taxes

         Due to the losses incurred in 2000, we were not required to pay 2000 income taxes for our company. We were required to pay taxes for other operations in the amount of Ch$235 million during 2000 and Ch$146 million during 1999. As a result of our recent losses, we have accumulated significant tax loss carry-forwards that may be available for future periods.

         Net Results

         We had a net loss of Ch$22,997 million for 2000, compared to a net loss of Ch$19,109 million for 1999.

Significant Accounting Policies

         Allowance for Doubtful Accounts - Methodology

         We evaluate the collectibility of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer's inability to meet its financial obligations to us (e.g., because of bankruptcy filings or substantial down-grading of credit scores), we record a specific reserve for bad debts against amounts due in order to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we recognize reserves for bad debts based on historical uncollectibility rates. If circumstances change (i.e., higher than expected defaults or an unexpected, material adverse change in a major customer's ability to meet its financial obligations to us), our estimates of the recoverability of amounts due us could be reduced by a material amount.

         Deferred Tax Assets

         As of December 31, 2001, we had approximately ThCh$8,860,095 million of net deferred tax assets related principally to tax loss carry-forwards, some that expire in various years through 2015 and others that never expire. We have recorded a full valuation allowance due to uncertainty about the realization of these assets. On January 1, 2000, we adopted Chilean Technical Bulletin Nos. 60 and 71 of the Chilean Institute of Accountants. The cumulative effect of adopting these standards is recorded in asset and liability complementary accounts that will be amortized over the average life of the corresponding net asset. We recognized net amortization to income of ThCh$1,882,351 and ThCh$503,230 for 2000 and 2001, respectively.

         Impairment of Property, Plant and Equipment

         Due to the high degree of technology obsolescence in the telecommunications industry, we review all of our property, plant and equipment on a periodic basis or when impairment indicators exist, in order to determine if they are still in use, and we record them at net realizable value.

         During 2000, we performed impairment analyses related to our operations in Venezuela and Colombia, as both entities had net losses. Based on these analyses, we have determined that the carrying value of our property, plant and equipment used in our Venezuelan and Colombian subsidiary is no longer recoverable based on estimates of future operating results for those entities. For this reason, we recognized an impairment charge of approximately ThCh$2,988,634.

         In 2000 and 2001, during an evaluation of our fixed asset balances in our Chilesat subsidiary, we wrote-off ThCh$4,018,703 and ThCh$ 6,247,692, respectively, of property, plant and equipment that were no longer in use.

         Our estimates of the recoverability of our fixed assets reflect our best estimates as to their realizable value. Our estimates include projected revenues over the useful life of the underlying fixed assets as well as the estimated residual value of the assets. Should such estimates change, additional impairment charges could result and could have a material effect on our financial statements.

Liquidity and Capital Resources

         Our balance sheet and liquidity positions have materially altered as a result of our restructuring and recapitalization. Because our 2002 restructuring and recapitalization has reduced our debt obligations dramatically, our current balance sheet position differs significantly from our position at December 31, 2001.

         Liquidity and Capital Resources After Our 2002 Restructuring

         In April and May 2002, a consortium comprised of Southern Cross and GE Capital Corporation assumed control of our company following a debt restructuring and recapitalization process.

         Consequently, our discussion of liquidity and capital resources reviews, on a pro forma basis, the effects of our 2002 restructuring and recapitalization as well as our financial position at December 31, 2001 and prior period ends.

         The capitalization of financial obligations resulted in a reduction of our financial debt from Ch$73,373 million (US$112.1 million at the then-current exchange rate) at May 30, 2002. In addition to the capitalized financial obligations, Ch$80,336 million in new capital (US$123 million at the May 30, 2002 exchange rate) was contributed to our company, of which our controlling consortium contributed approximately 90.5%.

         The following sets forth the principal financial effects of our 2002 restructuring and recapitalization, which are also the adjustments to our financial position at December 31, 2001 used to establish our pro forma balance sheet at December 31, 2001:

         o a reduction of consolidated financial debt from Ch$ 85,393 million at December 31, 2001 to Ch$12,020 million at May 31, 2002;

         o an increase in shareholders' equity at December 31, 2001, on a pro forma basis, for the recapitalization from negative Ch$28,699 million to positive Ch$51,638 million;

         o a capital contribution of Ch$6,963 million in cash;

         o a restructuring agreement with the Banco de Credito e Inversiones and the Banco de Chile (formerly the Banco de A. Edwards) providing for the rescheduling of Ch$2,387,959 million, at May 31, 2002, in debt over four years with four equal annual installments; and

         o an extension of Ch$1,447,317 million, at May 31, 2002, debt to Interbanka AS and Banco de la Provincia de Buenos Aires, to a single installment, due in 15 years.

         Pro Forma Balance Sheet

         The unaudited pro forma balance sheet information below has been prepared on the basis of our Chilean GAAP balance sheet at December 31, 2001, as adjusted for our 2002 restructuring and recapitalization. The pro forma balance sheet information has not been adjusted for financial results in 2002, which included a loss of Ch$4,901 million in the three months ended March 31, 2002.

         On a pro forma basis, our total assets following restructuring at December 31, 2001 were Ch$110,264 million, a 6.7% increase over actual total assets of Ch$103,300 million at December 31, 2001.

         At December 31, 2001, on a pro forma basis following restructuring, working capital was negative Ch$11,386 million, compared to negative Ch$ 91,723 million for actual December 31, 2001. On a pro forma basis following restructuring, total current assets were Ch$20,681 million at December 31, 2001, compared to actual total current assets of Ch$13,718 at December 31, 2001.

         On a pro forma basis following restructuring, our total liabilities at December 31, 2001 were Ch$53,153 million, compared to actual total liabilities of Ch$126,526 million at December 31, 2001. Total current liabilities on a pro forma basis following restructuring were Ch$32,067, compared to actual total current liabilities of Ch$105,440 million at December 31, 2001.

         Our long-term liabilities on a pro forma basis following restructuring at December 31, 2001 are summarized below:

       Pro Forma Long-Term Liabilities Adjusted After Restructuring (in millions of constant Chilean pesos at December 31, 2001)

Long-term bank loans.................................     Ch$  12,020
Leasing obligations..................................          15,742
Notes payable........................................           2,588
Deferred customs duties..............................             579
Accrued liabilities, long-term.......................           4,741
Other................................................             278
                                                          -----------
Total................................................     Ch$  35,948
                                                          ===========
Less: Current portion...............................          (14,862)
Long-term portion....................................     Ch$  21,086
                                                          -----------
--------------------

         The weighted average interest rates on our pro forma long-term liabilities after restructuring were as follows:

       Pro Forma Long-Term Liabilities: Weighted Average Interest Rates
                                                            (in 2001
                                                          percentages)

Long-term bank loans.................................         9.0
Leasing obligations (UFs)............................         9.1
Deferred customs duties..............................        10.6
Leasing obligations (U.S. dollars)...................         9.4

--------------------

         Following restructuring, on a pro forma basis, our long-term liabilities, including the current portion, were payable in the following currencies:

               Pro Forma Long-Term Liabilities: Amounts Payable
         (in millions of constant Chilean pesos at December 31, 2001)

U.S. dollars.........................................  Ch$  13,689
Inflation-linked units (UFs).........................       15,112
Other foreign currencies.............................        7,146
                                                       -----------
Total................................................  Ch$  35,947
                                                       ===========
--------------------

         There are no significant covenant restrictions for our remaining long-term financial obligations.

         Following restructuring, our shareholders' equity on a pro forma basis was Ch$51,638 million (US$78.9 million) at December 31, 2001, compared to the actual shareholders' equity deficit at December 31, 2001 of Ch$28,698 million. Our adjusted ratio of liabilities to equity at December 31, 2001 was 1.01, while the actual ratio at December 31, 2001 was 4.38.

         Total liabilities following restructuring, including deferred income and minority interests, were Ch$58,626 million at December 31, 2001, while actual total liabilities were Ch$131,998. Short-term indebtedness representing short-term bank debt and the current portion of long-term bank debt at December 31, 2001 was Ch$8,672 million on a pro forma basis after restructuring, a decrease of Ch$73,373, compared to actual figures at December 31, 2001. There was no effect on long-term debt related to the restructuring.

         Following our restructuring, scheduled principal payments on our long-term liabilities (in millions of constant Chilean pesos at December 31, 2001) were as follows:

            Principal payments during the years ending
                           December 31,                    Amount of Payments
           -------------------------------------------- -----------------------

           2002                                             Ch$    14,862,625
           2003                                                     5,883,665
           2004                                                     2,930,458
           2005                                                     6,192,599
           2006                                                       519,637
           2007 and thereafter                                      5,559,389
                                                            -----------------
           Total                                            Ch$    35,948,373
                                                            =================
 --------------------

         Liquidity and Capital Resources Prior to 2002 Restructuring

         Liquidity and capital resources prior to the 2002 restructuring are provided to meet the disclosure requirements of Form 20-F. The financial condition of our company, however, has been substantially modified as a result of the 2002 restructuring and recapitalization.

                                                    Liabilities                                        Liabilities
                                                     Repaid on                                       Rescheduled on
                                                  October 5, 1999                                    October 5, 1999
                                             --------------------------                            --------------------
                                                   (in millions)                                      (in millions)


Sales of assets of Telex-Chile.............         US$    13.4        Telex-Chile................     US$      33.7
Sales of assets of Chilesat................                22.0        Chilesat...................              93.2
                                                                                                       -------------
Issuance of Class A common stock...........                55.0
                                                    -----------
Total......................................         US$    90.4        Total......................     US$     127.0
                                                    ===========                                        =============

--------------------

         Balance Sheet

         Our total assets decreased from Ch$139,737 million at December 31, 2000 to Ch$103,300 million (US$157.8 million) at December 31, 2001.

         At December 31, 1999, 2000 and 2001, our ratio of current assets to current liabilities was 1.06 to 1.00, 0.51 to 1.00 and 0.13 to 1.00, respectively. Total current assets were Ch$24,312 million, Ch$29,929 million and Ch$13,718 million (US$20.9 million) at December 31, 1999, 2000 and 2001, respectively.

         At December 31, 2001, our total liabilities were Ch$126,526 million (US$193.2 million), compared to Ch$112,361 million at December 31, 2000. Total current liabilities were Ch$22,849 million, Ch$59,252 million and Ch$105,440 million (US$161 million) at December 31, 1999, 2000 and 2001, respectively.

         Our long-term liabilities at December 31, 2001 are summarized below:

                             Long-Term Liabilities
         (in millions of constant Chilean pesos at December 31, 2001)

Long-term bank loans.....................................  Ch$  85,392
Leasing obligations......................................       15,742
Notes payable............................................        2,588
Deferred customs duties..................................          579
Accrued liabilities, long-term...........................        4,742
Other....................................................          278
                                                           -----------
Total....................................................  Ch$ 109,321
                                                           ===========
Less: Current portion...................................       (88,235)
Long-term portion........................................  Ch$  21,086
                                                           -----------
--------------------

         The weighted average interest rates on our long-term liabilities were as follows at December 31, 2001:

            Long-Term Liabilities: Weighted Average Interest Rates
                                                              (in 2001
                                                            percentages)

Long-term bank loans....................................         9.0%
Leasing obligations (UFs)...............................         9.1%
Deferred customs duties.................................         9.4%
Leasing obligations (U.S. dollars)......................        10.6%

     --------------------

Long-term liabilities, including the current portion, are payable in the following currencies at December 31, 2001:

          Long-Term Liabilities: Amounts Payable at December 31, 2001 (in millions of constant Chilean pesos at December 31, 2001)

U.S. dollars........................................   Ch$     79,158
Inflation-linked units (UFs)........................           23,129
Other foreign currencies............................            7,034
                                                       --------------
Total...............................................    Ch$   109,321
                                                       ==============
--------------------

Telex-Chile S.A.
----------------

         At December 31, 2001, our company's long-term financial obligations reflected Ch$19,110 million in principal outstanding, with the following restructured terms:

         Term:                Two years (one lump-sum payment on October 5,
                              2001).
         Interest rates:      Principal in Chilean pesos
                                  TIP 30-89 day rate + 2%
                              (1) Principal in UFs
                                  TAB 180 day rate + 2%
                              (2) Principal in U.S. dollars
                                  Libor 180 day rate + 3%
         Interest payments:   Calculated and paid semi-annually on the
                              outstanding principal beginning April 5, 2000.
         (1)    TIP      =    Average Internal Rate (i.e., banking industry's
                              average interest rate for loans and deposits).
         (2)    TAB      =    Active Banking Rate (i.e., rate calculated by
                              the Association of Banks and Financial
                              Institutions on the basis of maximum interest payable on deposits plus reserve requirement and inflation).

Chilesat S.A.
-------------

         At December 31, 2001, Chilesat S.A.'s long-term financial obligations reflected Ch$50,598 million (US$77.3 million) principal outstanding with the following restructured terms:

         Term:                Five years (one-year grace period and four years
                              of principal repayment).
         Principal
          amortization:       Eight equal semi-annual installments beginning
                              April 5, 2001.
         Interest rates:      (1) Principal in Chilean pesos and UFs
                                  TAB 90 day rate + 2%
                              (2) Principal in U.S. dollars
                                  Libor 90 day rate + 3%
         Interest payments:   Calculated and paid quarterly on the outstanding
                              principal beginning January 5, 2000.

         On April 5, 2001, Chilesat defaulted on principal and interest payments to its creditors in the amount of US$10.6 million (including Chilean peso-denominated obligations converted into U.S. dollars at the then-current exchange rate) and was not able to make interest payments of approximately US$2.0 million on July 5, 2001. Chilesat filed the 2001 Preventive Judicial Agreement with the courts in Chile on April 10, 2001.

         Shareholders' equity decreased to negative Ch$28,699 million (US$43.8 million) at December 31, 2001 from negative Ch$21,406 million at December 31, 2000. Our company's ratio of liabilities to equity at December 31, 1999, 2000 and 2001 was 2.61 to 1.0, 5.25 to 1.0 and (4.4) to 1.0, respectively.

         Total liabilities, including deferred income and minority interest, was Ch$131,999 million at December 31, 2001. Short-term indebtedness at that date was Ch$88,235 million (US$134.8 million), representing short-term bank debt and the current portion of long-term bank debt. Long-term bank debt was Ch$3,347 million (US$5.0 million).

         Cash Flow Analysis

         Cash provided by operating activities in 2001 was Ch$4,031 million (US$6.2 million), representing a decrease from Ch$4,577 million in 2000. This increase in cash provided by operating activities resulted principally from an increased collection rate from trade debtors and from other receivables.

         Cash used in financing activities in 2001 was Ch$13,210 million (US$20.2 million), compared to Ch$3,510 million in 2000. In 2001, we paid interest and principal on debt in the amount of Ch$13,210 million (US$20.2 million) net after capitalization, as compared to Ch$453 million in 2000. During 2001, no new credit was obtained.

         Cash provided by investing activities was Ch$8,904 million (US$13.6 million) in 2001, compared to negative Ch$1,953 million in 2000.

         For the year 2001, we had a negative net cash flow of Ch$275 million (US$0.4 million), compared to negative net cash flow in 2000 of Ch$885 million. At December 31, 2001, we had cash and cash equivalents of Ch$3,885 million (US$5.9 million).

         Capital Resources

         During 2000 and 2001, we made capital expenditures of US$6.6 million and US$15.4 million, respectively. These capital expenditures were attributable primarily to:

         o the expansion of Chilesat's Chilean fiber optic networks;

         o the construction of "last mile" facilities to access large volume corporate customers; and

         o investment in Texcom's Latin America network.

Impact of Inflation and Price-Level Restatements

         As explained in detail in Note 2(b) of our company's Consolidated Financial statements, we are required to restate non-monetary assets and liabilities as well as equity, income and expense accounts in order to reflect the effect of variations in the purchasing power of the Chilean peso. By an indirect method, this restatement will show the gain or loss from holding monetary assets and liabilities. For all the above balances, the restatement is based on the variation of the official Consumer Price Index (or "CPI") of the National Institute of Statistics, with the exception of assets and liabilities in foreign currency, which are adjusted to closing exchange rates.

         For some companies in Chile, current assets and fixed assets are financed customarily with short-term and long-term liabilities in foreign currency. Because such non-monetary assets are generally restated using the CPI and because liabilities in foreign currency are restated to closing exchange rates, the price-level restatement line in the income statement is affected by the relationship between local inflation and the U.S. dollar exchange rate of the Chilean peso.

         Because of Chile's past history of relatively high inflation, the financial markets have developed a system of borrowing or lending in UFs. Most long-term assets and liabilities in pesos are indexed in UFs, and the adjustment to closing value is reflected in the price-level adjustment account.

         The restatement of the principal non-monetary assets and liabilities, as well as equity, income and expense accounts and the corresponding effect on the results of our operations is set forth in the following table:

                                                                              Year ended December 31,
                                                           ---------------------------------------------------------------
                                                                   1999                 2000                 2001
                                                           ---------------------------------------------------------------
                                                            (in millions of constant Chilean pesos at December 31, 2001)

Restatement of non-monetary assets:
   Property, plant and equipment.........................       Ch$   3,079           Ch$   5,390         Ch$   3,427
   Net Adjustment of assets and liabilities
     indexed in IPC......................................               560                (1,963)             (3,170)
Restatement of Shareholders' Equity......................              (968)               (1,992)               (644)
Restatement of income and expense amounts in terms of
  year-end constant pesos..................................            (366)                 (240)               (246)
Net adjustment of assets and liabilities denominated in
  foreign currency.........................................          (6,558)               (2,319)             (6,124)
Net adjustment of assets and liabilities indexed in UFs..              (626)                 (695)               (480)
Price-level restatement (net)............................       Ch$  (5,840)          Ch$  (1,819)        Ch$  (7,237)


--------------------

U.S. GAAP Reconciliation

         Chilean GAAP and U.S. GAAP vary in certain important respects. The differences involve certain methods for measuring the amounts shown in the financial statements, as well as additional disclosures required under U.S. GAAP. Pursuant to Chilean GAAP, the consolidated financial statements also recognize the effects of inflation. The effect of inflation accounting has not been reversed in the reconciliation to U.S. GAAP. Please refer to Note 25 to the Consolidated Financial statements for a detailed explanation of the differences between U.S. GAAP and Chilean GAAP.

         Net losses under U.S. GAAP were Ch$10,015 million in 1999, Ch$27,815 million in 2000 and Ch$50,054 million in 2001. Under Chilean GAAP, reported net losses were Ch$19,109 million in 1999, Ch$22,997 million in 2000 and Ch$50,100 million in 2001. These Chilean GAAP figures are 47% lower in 1999, 21% higher in 2000 and 0.1% lower in 2001, than under U.S. GAAP for such years. The net loss under U.S. GAAP was lower in 2000 due primarily to (i) the difference in the gain on the sale of Chilesat PCS and (ii) the recognition of deferred income taxes, which were offset primarily due to (a) the difference in the impairment write-off of good will, (b) the recognition of a valuation allowance for deferred taxes, (c) the recognition of interest on the long-term receivable from Smartcom S.A. and (d) the difference in the interest recorded on renegotiated debt. Net losses under U.S. GAAP were slightly lower in 2001 due primarily to the difference in the interest recorded on debt negotiated in 1999, which was offset by a timing difference in the recognition of deferred tax assets.

         Total shareholders' equity (deficit) under U.S. GAAP at December 31, 1999, 2000 and 2001 was Ch$42,451 million, Ch$14,636 million and negative Ch$35,418 million, respectively, compared to Ch$44,394 million, Ch$21,406 million and negative Ch$28,699 million, respectively, under Chilean GAAP.
Under U.S. GAAP, shareholders' equity (deficit) was 4%, 32% and 23% lower than under Chilean GAAP in the three respective periods due primarily to (i) the adjustment of the recognition of gain on the sale and leaseback of corporate headquarters recorded in 1994, (ii) the gain on the dilution of investment in Chilesat PCS recorded in 1997, (iii) the adjustment of the business combination with Texcom, which was a transfer of assets between parties under common control and which was offset by the reversal of the goodwill amortization and the subsequent write-off of the related goodwill in 2000,
(iv) the recognition of deferred income tax assets in 1999 and the recognition of a valuation allowance in 2000, (v) the adjustment of gain on the sale and leaseback of land recorded in 1993, (vi) the reversal of the realization of deferred income on the network and signal distribution contract contributed to Chilesat PCS, (vii) the gain on the sale of Chilesat PCS and (viii) the effects of recording the share issuance for the debt capitalization at fair value and the subsequent amortization of this amount. These items were partially offset by Texcom's reversal of goodwill amortization.

Item 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Management

         We are managed by the board of directors, which, in accordance with our by-laws (also referred to as our "Estatutos"), consists of nine directors who are elected at the general shareholders' meeting. The entire board of directors is elected every three years. The board of directors may appoint replacements to fill any vacancies that occur during periods between elections. Our executive officers are appointed by the board of directors and hold office at the discretion of the board of directors. There are regularly scheduled meetings of the board of directors once a month; extraordinary meetings are called when needed by the chairman of the board.

         The following table sets forth our directors and executive officers, their current positions and their years of service with our company:

                                                        Number of Years
                                                           With Our
Name                         Position                      Company
-------------------------------------------------------------------------------
Norberto Morita*...........  Chairman of the Board              -
Raul Sotomayor*............  Vice Chairman of the Board         -
Fernando Aguero............  Director                           2
Jaime Bauza................  Director                           -
Ignacio Cosentino..........  Director                           -
Enrique Huidobro...........  Director                           -
Alejandro Jadresic.........  Director                           -
Ricardo Rodriguez*.........  Director                           -
Heriberto Urzua............  Director                           1
Alejandro Rojas............  Chief Executive Officer            -
Rodrigo Villa..............  Chief Financial Officer            -
--------------------
* As principals of Southern Cross Group, these directors and executive officers are indirect beneficial owners of 89.66% of our company.

Norberto Morita (age 54), a chemical engineer with an M.B.A. from Columbia University, previously served as CEO of the Bemberg Group, which includes Quilmes Industrial S.A. (Quinsa) and which is one of the largest family-owned groups in Argentina. Since 1997, Mr. Morita has been a principal of Southern Cross, which is our controlling shareholder together with GE Capital Corporation. He currently serves as chairman of the board of directors of La Polar, a department store chain in Chile. Mr. Morita is also on the board of several academic institutions, including INSEAD in France, and on the board of overseers of the graduate School of Business of Columbia University. He was appointed to the board of directors of Telex-Chile in April 2002.

Raul Sotomayor (age 37) holds a degree in Economics and Business
Administration from the Universidad Catolica de Chile and an M.B.A. from the University of California at Los Angeles. He served as a development manager for Grupo Elemental and later worked at BCG in San Francisco and then Buenos Aires. He has served as Director of Southern Cross since 1998. He was appointed to the board of directors of Telex-Chile in February 2002.

Fernando Aguero (age 60), a commercial engineer, currently serves as director of several other Chilean companies and was previously President of the Chilean Industrial Development Association (Sociedad de Formento Fabril). He was appointed to the board of directors of Telex-Chile in February 2000.

Jaime Bauza (age 59), a civil engineer, currently serves as director of several other Chilean companies and previously served as CEO of various electrical companies, including Endesa, where he spent nine years as CEO. He was appointed to the board of directors of Telex-Chile in April 2002.

Ignacio Cosentino (age 36), an economist with an M.A. from New York University, serves on the board of directors of several companies, including Telepuerto Internacional Buenos Aires

S.A. (Argentina), Integramedica S.A. (Chile) and MercadoLibre.com Inc. (Delaware). He was appointed to the board of directors of Telex-Chile in April 2002.

Ricardo Rodriguez (age 49), an international financier, has extensive investment banking and principal investing experience in Latin America. Mr. Rodriguez is a founding principal of Southern Cross. He was appointed to the board of directors of Telex-Chile in April 2002.

Alejandro Jadresic (age 46), a civil industrial engineer with a Ph.D. degree in Economics from Harvard University, has served as Minister of Energy in Chile. Mr. Jadresic is currently Executive Director of Jadresic Consulting. He was appointed to the board of directors of Telex-Chile in April 2002.

Enrique Huidobro (age 46), a commercial engineer at the Universidad de Chile, has supervised executives and banc directors for 22 years. He was appointed to the board of directors of Telex-Chile in April 2002.

Heriberto Urzua Sanchez (age 39), a commercial engineer with an M.B.A. from the IESE, is currently director of several other Chilean companies. He was appointed to the board of directors of Telex-Chile in June 2001.

Alejandro Rojas (age 46), a commercial engineer with a degree from the Universidad de Chile (1979) and an M.A. in Economics from the University of Chicago (1985), has held senior economic positions in the Chilean government and served as a senior executive and member of the board of Empresa Nacional de Telecomunicaciones (referred to as "ENTEL"). Beginning in 1996, Mr. Rojas served as CEO of Invesco Internacional (Investment Holding), and from 1999 until March 2002, he served as CEO and chairman of the board for Smartcom PCS. He was appointed CEO of Telex-Chile in March 2002.

Rodrigo Villa (age 38), a commercial engineer with an M.A. in Economics from the University of California at Los Angeles, currently serves as CFO of Telex-Chile. He was appointed to this position in March 2002.

Compensation

         For the year ended December 31, 2001, compensation paid by Telex-Chile to directors and executive officers, directly or indirectly, was approximately Ch$169 million (US$0.3 million). Members of the board of directors receive per diem fees and participate in our net profits. Upon authorization of the board of directors, each director receives 0.5% of the total amount of dividends paid out. We do not maintain any pension or retirement programs for our directors or executive officers.

Employees

         The following chart sets forth, for the dates indicated, our number of employees:

                                        Year ended December 31,
                           ---------------------------------------------------
                                  1999           2000             2001
                           ---------------------------------------------------

Telex-Chile..............           196               8               6
Chilesat.................           528             420             272
Business Services........           142             169             142
Other Subsidiaries.......           311             202             143
                                -------        --------        --------
Total....................         1,177             799             563
                                =======        ========        ========
--------------------

         At May 31, 2002, approximately 58% of our employees were represented by unions dedicated exclusively to the representation of our employees. These unions are parties to a collective bargaining agreement with us due to expire on March 31, 2003. Chilean law protects the right of our employees to bargain collectively and to strike in the event that agreements on labor contracts are not negotiated on a timely basis. Employees may strike during the collective bargaining process if no agreement has been reached. If our workers elect to strike, we may elect, provided certain requirements are met, to continue operating through the retention of replacement workers, but we may not terminate any striking employee during the collective bargaining process. We meet periodically with the union to which our employees are affiliated to negotiate the renewal of the current collective bargaining agreement. The present collective bargaining agreement entitles employees to profit-sharing on the basis of a formula tied to an employee's salary; the agreement also sets a ceiling equivalent to the minimum legal profit-sharing bonus required by law. We separately pay the profit-sharing bonus as required by law. At December 31, 2001, we were current on all our employee-related obligations. Despite the significant reductions in headcount that we have experienced in recent years, we believe our employee relations are good.

         We do not maintain any pension or retirement programs for our employees. Most workers in Chile are subject to a national pension law, which establishes a system of independent pension plans administered by Administradoras de Fondos de Pensiones, or AFPs, which are private pension fund management companies. We have no liability for the performance of the pension plans or for any pension payments made to employees.

         During 2001, we maintained a low 2.3% accident rate within the workplace. In addition, our risk rates remained significantly lower than those established in the Work Accidents Law; Telex-Chile S.A. and its affiliate Chilesat Servicios Empresariales S.A. maintained a zero accident rate, while Chilesat S.A. lowered its rate to 0.3% for 2002.

         In June 2001, we completed a plan that contemplates the outsourcing of certain tasks, resulting in a reduction of our workforce by 236 employees, most of whom belonged to our subsidiary Chilesat S.A.

Item 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Principal Shareholders

         As of May 31, 2002, our equity capital was divided into 4,691,058,511 registered shares of common stock, no par value, all issued, subscribed and paid for, of which 4,168,039,480 shares (89%) were designated as Class A shares and 523,019,031 (11%) were designated as Class B shares.

         The Class A shares enjoy preferential rights and have the right to elect five of the nine directors that comprise our board of directors; they also have a limited right to 25.5% of all profits distributed.

         Class B shares are entitled to elect four out of the nine directors that comprise our board of directors and enjoy the right to 74.5% of all profits distributed.

         The share series and their respective preferences expired on July 9, 2002.

         As of May 31, 2002, we had a total of 694 shareholders, 23 shareholders who owned Class A shares and 671 shareholders who owned Class B shares.

         Until November 22, 2000, the Ibanez-Radic Group owned 36.4% of our shares. The Ibanez-Radic Group was composed of Mr. Juan Eduardo Ibanez-Walker and Mr. Francisco Ibanez Walker of the Ibanez family as well as Ms. Daska Radic Dewar, Mr. Srdjan Radic Dewar and Ms. Danica Radic Dewar of the Radic family. In November of 2000, Mr. Srdjan Radic Dewar, Ms. Danica Radic Dewar and Ms. Daska Radic Dewar sold their holdings in Telex-Chile and Chilesat to Southern Cross. The Ibanez Group consists of Mr. Juan Eduardo Ibanez-Walker and Mr. Francisco Ibanez Walker of the Ibanez family. The sale of stock by Mr. Srdjan Radic Dewar, Ms. Danica Radic Dewar and Ms. Daska Radic Dewar resulted in the separation of the former Ibanez-Radic Group. The Ibanez family and Southern Cross owned our shares through Telecomunicaciones de Chile S.A., Asesorias y Estudios de Telecomunicaciones Ltda. and Inversiones Las Balsas Ltda. The Ibanez family continues to hold an on-going interest through these companies in an amount equivalent to a 7.27% beneficial interest in our company.

         In March 2002, a consortium comprised of Southern Cross and GE Capital Corporation, at the time a holder of 18.2% of our common stock, launched a tender offer for 28.6% of the issued and outstanding Class A shares and 28.6% of the issued and outstanding Class B shares of our company. On April 11, 2002, our controlling consortium completed the tender offer, acquiring a total of 65,392,249 shares of our company. As a result of the tender offer, our controlling consortium beneficially owned 46.9% of our company.

         On April 26, 2002, our controlling consortium capitalized our financial obligations, which had been acquired from third parties. As a result, the consortium received 3,777,161,888 Class A and B shares in exchange for financial obligations of our company. For more detail, please see Schedule 13D filed by Connected Acquisition Corporation with the Securities and Exchange Commission, and subsequent amendments dated December 18, 2000, January 29, 2002, April 12, 2002, and April 25, 2002. As of May 30, 2002, the
end of the capital increase preemptive rights period, the consortium beneficially owned approximately 89.7%.

         On May 23, 2002, shareholders' preemptive rights to subscribe to shares expired and on May 30, 2002, the capital increase closed 4,691,058,511 of which 4,168,039,480 are Class A and 523,019,031 are Class B.

         On June 19, 2002, our board resolved to call a shareholders' meeting for the purpose of seeking authorization of a reverse stock split and certain related amendments to our by-laws. A special shareholders' meeting has been summoned for that purpose for July 17, 2002. The shareholders are also expected to approve the ratio at which our existing shares will be exchanged for ordinary, single-class shares, pursuant to the reverse stock split.

         In light of the large number of our shares currently outstanding after the last capital increase, the proposed reverse stock split is considered necessary to reach a per share trading price more consistent with market custom, and an ADR trading price above the minimum trading price required pursuant to the New York Stock Exchange listing requirements. The reverse stock split is expected to be effective by the end of August 2002.

         On July 9, 2002, the classes of stock and preferences that had been established in 1999 expired automatically. In addition to the reverse stock split, the amendments to our by-laws are expected to conform our by-laws to our capital structure as it exists after the conversion of our capital stock to a single class of shares.

         As of May 31, 2002, our 12 largest shareholders were as follows:

                                                                     Number of Shares Owned
                                                                               (1)                   Ownership
                                                                     ------------------------ ------------------------

Redes Opticas S.A. (1) (2) (3)....................................         2,954,338,622               62.9%
Redes Opticas (Cayman) Corp. (2) (4) (5) (6)......................         1,251,821,070               26.6%
Los Peumos S.A (5)................................................           299,115,478                6.3%
Telecomunicaciones de Chile S.A. (5)..............................            66,233,063                1.4%
The Bank of New York (7)..........................................            14,044,672                0.3%
Ases. y Estudios de Telecomunicaciones Ltda. (5)..................            11,188,656                0.2%
Donaldson, Lufkin & Jenrette Securs Corp. (4).....................             9,462,208                0.2%
Special Situations Holdings VII Limited (4).......................             9,462,208                0.2%
Yara Internacional S.A. (4).......................................             8,751,422                0.1%
Amador Gonzalez Gonzalez (5)......................................             8,005,807                0.1%
Celfin Gardeweg S.A. (5)..........................................             6,786,997                0.1%
Inversiones Las Balsas Ltda. (5)..................................             4,788,425                0.1%
Total of 12 largest shareholders..................................         4,643,998,628               99.0%
Other shareholders (totaling 682).................................            47,059,883                1.0%
                                                                         ---------------            --------
Total.............................................................         4,691,058,511              100.0%
                                                                         ===============            =======

--------------------
(1)  4,691,058,511 total shares.
(2)  An indirect majority-owned subsidiary of Southern Cross.
(3) The parent and sole shareholder of Redes Opticas (Cayman) Corp. Southern Cross indirectly owns approximately 81.25% of the capital stock of Redes Opticas S.A., while General Electric Capital Corporation ("GE Capital Corporation") indirectly owns approximately 18.75% of Redes Opticas S.A. On or about February 19, 2002, Southern Cross and GE Capital Corporation, through their subsidiaries, formed Redes Opticas S.A.
(4)  Class A shares only.
(5)  Class B shares only.
(6)  A wholly-owned subsidiary of Redes Opticas S.A.
(7) 14,044,672 shares deposited with The Bank of New York in its capacity as depositary of the shares belonging to the holders of ADRs.

Related Party Transactions

         Article 89 of the Chilean Companies Act requires that our transactions with related parties be on a market basis or on terms similar to those customarily prevailing in the market. We are required under Article 89 to compare the terms of any such transaction to those prevailing in the market at the date at which the transaction occurred. Directors of companies that violate Article 89 are liable for losses that result from such violation. In addition, Article 44 of the Chilean Companies Act provides that any transaction in which a director has a personal interest or is acting on behalf of a third-party may be approved only when the board of directors has been informed of such director's interest and the terms of such transaction are similar to those prevailing in the market. Moreover, resolutions approving such transactions must be reported to our shareholders at the next annual shareholders' meeting. Violation of Article 44 may result in administrative or criminal sanctions and civil liability to shareholders or to third parties who suffer losses as a result of such violation. We believe that we have complied with the requirements of Article 89 and Article 44 in all transactions with related parties.

         In the ordinary course of our business, we engage in a variety of transactions with our affiliates. Financial information concerning these transactions is set forth in Note 20 to our Financial Statements. The principal transactions with such related parties during the three-year period ended 2001 are as follows:


                                                                                 Amount of Transaction
                                                                    ------------------------------------------------
                                                                       (in millions of constant Chilean pesos at
                                                                                     December 31,)
                                                                    ------------------------------------------------
Company                   Relationship       Transaction                 1999            2000             2001
------------------------- ------------------ ---------------------- --------------- ---------------- ---------------

Telecomunicaciones de     Controlling        Payment to              Ch$  916.0      Ch$  861.7       Ch$  861.4
Chile S.A.                shareholder        suppliers
                                             Interest in current           66.8            55.8             45.8
                                             account (income)
                                             Rental of El Salto           882.0           892.7            892.4
                                             building (expense)
                                             Leasing El Salto             223.1           227.9            225.7

Asetel Ltda.              Director and       Advisory fees                448.8              -                -
                          partner in common  (expense)

Rio Rahue S.A.            Executive and      Advisory fees                276.6            47.5               -
                          shareholder in     (expense)
                          common

Inversiones y Asesorias   Director and       Advisory fees                283.6           126.8             42.3
Spiridon Ltda.            partner in common  (expense)

Inversiones y Asesorias   Executive          Advisory fees                138.7            99.0             99.5
S.A.                                         (expense)

Asesorias e Inversiones   Shareholder in     Advisory fees                   -               -              42.3
Santa Teresa S.A.         common             (expense)

Gestion y Servicio        Executive of       Services received               -               -             169.9
Externo Ltda              related company    (expense)

Telsys S.A.               Director and       Data processing              587.0              -                -
                          shareholder in     (expense)
                          common
                                             Reimbursement                  4.2              -                -


                                                                                 Amount of Transaction
                                                                    ------------------------------------------------
                                                                       (in millions of constant Chilean pesos at
                                                                                     December 31,)
                                                                    ------------------------------------------------
Company                   Relationship       Transaction                 1999            2000             2001
------------------------- ------------------ ---------------------- --------------- ---------------- ---------------

                                             Rental (income)          Ch$ 179.8              -                -

Chilexpress S.A           Director and       Invoicing to                 781.5       Ch$ 331.2        Ch$ 444.9
                          shareholder in     Chilexpress S.A.
                          common             Invoicing of
                                             Chilexpress S.A.              26.0              -               1.3
                                             Unmovable                    169.4           194.1            172.0
                                             Rental of real                52.6            47.1             32.5
                                             estate delivered
                                             Rental of real                17.3            13.6              3.7
                                             estate received
                                             Exclusivity contract         142.0           141.0            141.0
                                             of franchising and
                                             license
                                             Courier services              76.1            56.0             35.2
                                             Agreement interest           128.1            86.2             82.5

Telesat S.A.              Director and       Long-distance                 70.7              -                -
                          shareholder in     services (income)
                          common
                                             Rentals (income)               1.4              -                -

Texcom Mexico S.A.        Unconsolidated     Services provided             64.3              -                -
                          subsidiary         (income)

Melbourne International   Equity investee    Services (income)          3,218.0         5,429.4          1,780.0
Communications Limited
                                             Correspondent              4,096.5         4,405.7          3,013.3
                                             charges and other
                                             Rental of carriers              -             39.8               -

Texcom Chile S.A.         Unconsolidated     Current account               18.2              -                -
                          subsidiary         interest (expense)
                                             Interest (income)               -               -               2.0

Chilesat PCS              Director and       Expense                       10.5              -                -
                          shareholder in     reimbursements
                          common
                                             Rentals (income)             105.5              -                -

                                             Rental of real               379.4              -                -
                                             estate (income)

Series A Shareholders     Shareholder        Interest on                1,602.7         6,873.9          6,711.0
                                             renegotiated loans
                                             (expense)

--------------------

Item 8.  FINANCIAL INFORMATION

         See Item 18. "Financial Statements" for the consolidated financial statements of our company filed as part of this annual report.

Item 9.  THE OFFER AND THE LISTING

         Our company's shares are currently traded on the Santiago Stock Exchange, the Electronic Stock Exchange of Chile and the Valparaiso Stock Exchange. For the year ended December 31, 2001, the Santiago Stock Exchange accounted for approximately 64.3% of the reported trading volume of the shares (without taking into account shares traded in the form of ADSs). Since October 13, 1994, Telex-Chile's American Depositary Shares ("ADSs") have been listed on the New York Stock Exchange under the symbol "TL." Since May 8, 2000, each ADS has represented ten shares. Prior to that date, each ADS evidenced two shares. The ADSs have been issued by The Bank of New York, N.A. as depositary (the "Depositary"). Taking into account shares traded in the form of ADSs, the New York Stock Exchange accounted for approximately 100% of the total trading volume in 2001, representing the continuation of a shift in public ownership to the U.S. market.

         The following table shows the annual high and low trading prices of the shares in Chilean pesos on the Santiago Stock Exchange for the five most recent financial years:


Santiago Stock Exchange                                Ch$ Per Share (1)                  US$ Per ADS (2)
                                                --------------------------------- ---------------------------------
                                                     High              Low             High              Low
                                                ---------------- ---------------- ---------------- ----------------

1997........................................          1400              750             33.7             16.6
1998........................................           890              100             19.7              2.2
1999........................................           392              187              8.0              3.9
2000........................................           250              110              4.6              2.1
2001........................................           110               93              1.8              1.6
2002 (through June 30, 2002)................


--------------------
Source: Santiago Stock Exchange, Official Quotations Bulletin.
(1)  Chilean pesos per share reflect historical price at trade date.
(2) U.S. dollar equivalents per ten shares (each ADS represents ten shares) are translated using the average observed exchange rate for the quarter. Prior to May 2000, each ADS represented two shares. For purposes of comparability, the value of each ADS for periods prior to May 2000 has been restated as though there were ten shares per ADS instead of two.

         The following table shows the quarterly high and low trading prices of the shares in Chilean pesos and the quarterly trading volume of the shares on the Santiago Stock Exchange in 2000 and 2001, the first two quarters of 2002 and for the most recent six months. It also shows quarterly high and low trading prices expressed in dollars per ADS (one ADS represents two shares), based on quarterly observed exchange rates.


Santiago Stock Exchange                           Share            Ch$ Per Share (1)            US$ Per ADS (2)
                                                              ---------------------------- ---------------------------
                                                  Volume          High           Low           High          Low
                                              --------------- -------------- ------------- ------------- -------------

2000
1st Quarter...............................         986,600        250            200           4.9           3.9
2nd Quarter...............................       2,864,374        250            150           0.5           2.9
3rd Quarter...............................       3,415,082        220            140           4.0           2.6
4th Quarter...............................       8,259,522        240            110           4.2           1.9



Santiago Stock Exchange                           Share            Ch$ Per Share (1)            US$ Per ADS (2)
                                                              ---------------------------- ---------------------------
                                                  Volume          High           Low           High          Low
                                              --------------- -------------- ------------- ------------- -------------

2001
1st Quarter...............................       1,926,171        215            170           1.5           3.0
2nd Quarter...............................       2,676,154        170             80           2.9           1.4
3rd Quarter...............................       4,812,550        105             79           1.6           1.2
4th Quarter...............................       4,112,303         79             43           1.2           0.6

2002
1st Quarter...............................       2,596,236         55             21           0.8           0.3
2nd Quarter (2)...........................       3,907,758         32             12           0.5           0.2
December 2001.............................       1,865,552         79             43           1.2           0.6
January 2002..............................       1,682,080         55             40           0.8           0.6
February 2002.............................         544,866         43             21           0.6           0.3
March 2002................................         369,290         26             21           0.4           0.3
April 2002................................       1,868,273         27             12           0.4           0.2
May 2002..................................       2,039,485         32             18           0.5           0.3


--------------------
(1)  Chilean pesos per share reflect historical price at trade date.
(2) U.S. dollar equivalents per ten shares (each ADS represents ten shares) are translated using the average observed exchange rate for the quarter. Prior to May 2000, each ADS represented two shares. For purposes of comparability, the value of each ADS for periods prior to May 2000 has been restated as though there were ten shares per ADS instead of two.

         The concentrated holding of the shares and the market's limited liquidity may impair the ability of an ADS holder to sell the underlying shares in the Chilean market in the amount and at the price and time such holder wishes to do so and could increase the volatility of the price of the ADSs.

         The following table shows the annual high and low closing prices of the ADSs for the five most recent financial years.

                                                US$ Per ADS
                                 ------------------------------------------
                                        High                  Low
                                 -------------------- ---------------------

1997..........................           7 1/8              3  13/16
1998..........................           4 1/8                  1/4
1999..........................          1 11/16                 5/8
2000..........................          3 15/16                 5/8
2001..........................           3 7/8                 18/25
    ----------------

         The following table shows the quarterly high and low closing prices of the shares in U.S. dollars and the quarterly ADS trading volume on the New York Stock Exchange for 2000, 2001, the first quarter of 2002 and the most recent six months:

New York Stock Exchange                                US$ Per ADS
                           ADS Trading    -------------------------------------
                           Volume (1)           High                Low
                        ----------------- ------------------ ------------------

2000
1st Quarter.........          484,472         1   1/16               5/8
2nd Quarter.........          518,798         3  13/16               5/8
3rd Quarter.........          222,970         3  13/16           2   5/16
4th Quarter.........          292,875         3  15/16           1   3/4


2001
1st Quarter.........           87,185         3   7/8            2  16/25
2nd Quarter.........          319,087         2  11/5            1   1/10
3rd Quarter.........           67,284         1   3/5            1   4/25
4th Quarter.........          304,277         1   1/5               18/26

2002
1st Quarter.........          190,880            19/25               7/25
December 2001.......          179,394            77/100             59/100
January 2002........           93,794            19/25              13/20
February 2002.......           40,192            73/100              2/5
March 2002..........           56,894            47/100              7/25
April 2002..........           66,291            11/20               6/25
May 2002............           40,495             1/2                3/10
--------------------
(1) U.S. dollar equivalents per ten shares (each ADS represents ten shares) are translated using the average observed exchange rate for the quarter. Prior to May 2000, each ADS represented two shares. For purposes of comparability, the value of each ADS for periods prior to May 2000 has been restated as though there were ten shares per ADS instead of two.

Item 10.  ADDITIONAL INFORMATION

By-laws

         General. Our authorized capital consists of 227,926,973 shares, each without par value. On December 31, 2001, all of the shares were issued, fully paid and non-assessable. As part of our restructuring, our capital stock was divided into an A Series and a B Series. Our stated objective is to render services and perform business operations in the telecommunications area.

         Shareholders' Meetings. Our annual shareholders' meeting is called by our board of directors and is held within four months of the end of our fiscal year. Extraordinary shareholders' meetings can be called by the board when, in its judgment, a meeting of the shareholders is warranted. Shareholders representing 10% of our total share capital may request that the board call a general or extraordinary shareholders' meeting. Only shareholders of record as of five days prior to a meeting of shareholders are allowed to vote on matters presented at that meeting.

         Resolutions may be adopted at the annual meeting of shareholders by an absolute majority of the shares present at that meeting. Resolutions that amend our by-laws may be adopted only at an extraordinary shareholders' meeting by vote of an absolute majority of all outstanding shares. Resolutions that amend our by-laws to allow the merger or sale of our company, acceleration of our dissolution, change of our legal domicile, reduction of our capital, amendment of the rights reserved for a general shareholders' meeting, amendment of the board's authority, disposition of a substantial portion of our assets or amendment of our distribution preferences may only be adopted in an extraordinary shareholders' meeting by the vote of at least two-thirds of all outstanding shares.

Share Capital

         Common Shares

         At December 31, 2001, we had 227,926,973 shares of common stock outstanding: 116,242,756 Class A and 111,684,217 Class B.

         On May 23, 2002, shareholders' preemptive rights to subscribe to shares expired, and on May 30, 2002, the capital increase closed resulting in 4,691,058,511 shares, of which 4,168,039,480 were Class A and 523,019,031 were
Class B.

         On June 19, 2002, our board resolved to call a shareholders' meeting for the purpose of seeking authorization of a reverse stock split and certain related amendments to our by-laws. A special shareholders' meeting has been summoned for that purpose for July 17, 2002. The shareholders are also expected to approve the ratio at which our existing shares will be exchanged for ordinary, single-class shares, pursuant to the reverse stock split.

         In light of the large number of our shares currently outstanding after the last capital increase, the proposed reverse stock split is considered necessary to reach a per share trading price more consistent with market custom, and an ADR trading price above the minimum trading price that is specified by the New York Stock Exchange listing requirements. The reverse stock split is expected to be effective by the end of August 2002.

         Our by-laws currently provide that our shares are divided into two classes and specify their respective preferences. Note that such classes and preferences were set to expire automatically on July 9, 2002 at midnight, at which date all shares then outstanding automatically converted into ordinary, single-class shares, without any preference or privilege. In addition to the reverse stock split, the amendments to our by-laws (estatutos) to be proposed at the shareholders' meeting on July 17, 2002 are expected to conform our by-laws to our capital structure following the conversion of our capital stock to a single class of shares.

         Voting. Our shareholders are entitled to one vote per each share of record on all matters submitted to a vote of our shareholders. Cumulative voting is not permitted. As of midnight July 9, 2002, the series A shares, whose shareholders were entitled to appoint five of the nine directors of our board, and B shares, whose shareholders were entitled to appoint four of the nine directors of our board, and their respective preferences, expired automatically and converted into ordinary, single-class shares, without any preferences or privileges.

         American Depositary Shares

         At December 31, 2001, we had 1,462,085 ADSs issued and outstanding, which represented 6.41% of the total shares of our company. Prior to May 8, 2000, each ADS represented two shares of common stock. On May 8, 2000, we announced that, in order to maintain the minimum per share trading price set by the New York Stock Exchange, the ratio of shares per ADS would change from two shares per ADS to ten shares per ADS. At May 30,

2002, we had 1,404,467 ADSs issued and outstanding, which represented 0.3% of the total shares of our company.

Material Contracts

         On October 4, 2001, we entered into convenios with our creditors and the creditors of Chilesat, which were amended on December 28, 2001 and approved by the courts on January 25, 2002. The agreement with the creditors provided that they would be entitled to capitalize their financial credits with our company. The convenios expired on April 27, 2002. The financial obligations not capitalized have been extended and will be paid in one installment due in 15 years.

         On May 8, 2000, we amended our Deposit Agreement with the Bank of New York so as to increase the number of shares that each ADS represents from two shares per ADS to ten shares per ADS.

         On December 26, 2000, Chilesat and Smartcom S.A. (formerly Chilesat Telefonia Personal S.A.) modified their Use and Service Agreements in order to improve reliability in the transmission of internet data. As consideration for these improvements, Smartcom paid Chilesat US$0.45 million on December 26, 2000 and will pay US$1.05 million on July 31, 2001 and US$1 million on April 30, 2002.

         On December 4, 2000, Chilesat entered into several equipment leases, which contain options to buy for US$12.3 million with IBM S.A.C. in order to implement its Optical-IP projects.

Exchange Controls in Connection with Equity Investments in Chile

         The Central Bank of Chile is responsible for, among other things, monetary policy and exchange controls in Chile. Appropriate registration of a foreign investment in Chile permits the investor access to the Mercado Cambiario Formal ("Formal Exchange Market"). Foreign investments can be registered with the Foreign Investment Committee under Decree Law No. 600 of 1974 or, they can be registered with the Central Bank of Chile under the Central Bank of Chile Act, Law No. 18,840 of 1989. The Central Bank of Chile Act is an organic constitutional law requiring a "special majority" vote of the Chilean Congress for modification.

         Pursuant to Article 47 of the Central Bank of Chile Act, the Central Bank of Chile may enter into agreements with investors or creditors, both foreign and local, and other parties in a foreign exchange operation, to assure them free access to the Formal Exchange Market and to regulate the terms and conditions under which the capital, interest, profits and benefits generated from such foreign exchange operation may be utilized, remitted abroad or reimbursed to the local investor or creditor.

         Chapter XXVI of Title I of the Compendium of Foreign Exchange Regulations of the Central Bank of Chile ("Chapter XXVI") regulates the issuance of ADSs by Chilean companies and the access to the Formal Exchange Market for purposes of converting Chilean pesos to U.S. dollars and repatriating from Chile amounts received relating to shares deposited, shares withdrawn from the deposit or ADSs surrendered (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying shares and any rights with respect thereto).

Although on April 18, 2001, the Central Bank of Chile repealed all exchange controls and a new Compendium of Foreign Exchange Regulations was published and made effective April 19, 2001, Chapter XXVI continues to be enforceable against agreements entered into pursuant to Chapter XXVI and prior to its repeal, such as the Foreign Investment Contract referred to below.

         The ADS facility was the subject of an agreement (the "Foreign Investment Contract") among The Bank of New York, N.A. (acting in its capacity as depositary for the shares of common stock represented by the ADSs, the "Depositary"), Telex-Chile and the Central Bank of Chile, entered into on October 11, 1994 pursuant to Article 47 and Chapter XXVI of the Central Bank of Chile Act.

         Under applicable Chilean exchange controls, absent the Foreign Investment Contract, investors would not be guaranteed access to the Formal Exchange Market for the purpose of converting from Chilean pesos to U.S. dollars and repatriating from Chile amounts received in respect of deposited shares of common stock or shares of common stock withdrawn from deposit on surrender of ADSs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying common stock and any rights with respect thereto). The following is a summary of certain material provisions of the Foreign Investment Contract, a copy of which was filed as an exhibit to the Registration Statement. This summary does not purport to be complete and should be supplemented by reference to Chapter XXVI and the Foreign Investment Contract.

         Under Chapter XXVI and the Foreign Investment Contract, the Central Bank of Chile has agreed to grant to the Depositary, on behalf of ADS holders, and to any non-Chilean resident investor who withdraws common stock upon delivery of ADSs (such shares of common stock being referred to herein as "Withdrawn Shares"), access to the Formal Exchange Market in order to convert Chilean pesos to U.S. dollars (and to remit such U.S. dollars outside of Chile) for shares of common stock represented by ADSs or Withdrawn Shares, including amounts received as:

         o cash dividends;

         o proceeds from the sale in Chile of Withdrawn Shares subject to receipt by the Central Bank of Chile of a certificate from the holder of the Withdrawn Shares (or from an institution authorized by the Central Bank of Chile) that such holder's residence and domicile are outside Chile and a certificate from a Chilean stock exchange (or from a brokerage or securities firm established in Chile) that such Withdrawn Shares were sold on a Chilean exchange;

         o proceeds from the sale in Chile of rights to subscribe for additional shares of common stock;

         o proceeds from the liquidation, merger or consolidation of Telex-Chile; and

         o other distributions, including, without limitation, those resulting from any recapitalization as a result of holding shares of common stock represented by ADSs or Withdrawn Shares. Transferees of Withdrawn Shares are not entitled to any of the foregoing rights under Chapter XXVI. Investors receiving Withdrawn

           Shares in exchange for ADSs have the right to redeposit such shares in exchange for ADSs, provided that the conditions to redeposit are satisfied.

         Under Chapter XXVI, access to the Formal Exchange Market in connection with dividend payments will be conditioned upon certification by Telex-Chile to the Central Bank of Chile that a dividend payment has been made and any applicable tax has been withheld. Moreover, under Chapter XXVI, access to the Formal Exchange Market in connection with the sale of Withdrawn Shares or distributions thereon, will be conditioned upon receipt by the Central Bank of Chile of a certification by the Depositary that such shares have been withdrawn in exchange for delivery of the pertinent ADSs and upon receipt of a waiver of the benefit of the Foreign Investment Contract with respect thereto until such Withdrawn Shares are deposited.

         Chapter XXVI and the Foreign Investment Contract provide that a person who brings foreign currency into Chile to purchase shares with the benefit of the Foreign Investment Contract must convert it into Chilean pesos on the same date and has 60 days within which to invest in shares of common stock in order to receive the benefits of the Foreign Investment Contract. If such person decides within such period not to acquire shares of common stock, he can access the Formal Exchange Market to reacquire U.S. dollars, provided that the applicable request is presented to the Central Bank of Chile within 90 days of the initial conversion into pesos. Shares acquired as described above may be deposited for ADSs and may receive the benefits of the Foreign Investment Contract, subject to receipt by the Central Bank of Chile of a certificate from the Depositary that such deposit has been effected, that the related ADSs have been issued and that the custodian has a received a declaration from the person making such deposit, thereby waiving the benefits of the Foreign Investment Contract with respect to the deposited shares of common stock.

         Prior to April 19, 2001, exchange control regulations of the Central Bank of Chile imposed a reserve requirement (the "encaje") on credits, deposits, investments and capital contributions from abroad. The reserve requirement consisted of a mandatory deposit in a one year, non-interest-bearing U.S. dollar account with the Central Bank of Chile (alternatively, in place of making this deposit, the borrower could enter into a repurchase agreement with the Central Bank of Chile resulting in an upfront payment to the Central Bank of Chile of an amount determined by the financing cost of the amount otherwise required to be deposited). Prior to June 26, 1998, the amount of the encaje was equal to 30% of the foreign currency brought into Chile. On June 26, 1999, the encaje was reduced to 10% and, on September 17, 1998, it was further reduced to 0%. Despite this reduction of the encaje, the Central Bank of Chile may increase it at any time up to 40% of the currency brought into Chile. No assurance can be given that the Central Bank of Chile will not increase the encaje; however, under current Chilean law, any such increase will apply only to transactions in which foreign currency is brought into Chile to purchase shares in secondary market transactions for deposit into the ADSs' facility subsequent to the time of such increase. On April 19, 2001, the encaje, or mandatory deposit, was eliminated. However, it still constitutes one of the Central Bank of Chile's powers, according to its organic law.

         If reinstated in the future, the encaje may affect the price and volume of trading in securities in Chile, including the price and volume of trading the shares of common stock. Likewise, reinstatement of the encaje may affect the amount of any differential pricing between the shares of common stock represented by ADSs, evidencing securities of Chilean issuers

(including the ADSs) and the prices of the underlying securities traded in Chile (including the shares of common stock). However, we are unable to assess at this time the impact of any future reinstatement of the encaje on the securities markets in Chile, the market for the shares of common stock in Chile or the market for the ADSs. We are also unable to predict whether the encaje will be reinstated, and if so, how and when it may be done or the effect of any such reinstatement on the securities markets in Chile, the market for the shares of common stock or the market for the ADSs.

         Access to the Formal Exchange Market under any of the circumstances described above is not automatic. Pursuant to Chapter XXVI, such access requires approval of the Central Bank of Chile based on a request to that effect presented by a banking institution established in Chile. The Foreign Investment Contract provides that if the Central Bank of Chile has not acted on such request within seven banking days, the request will be deemed approved.

         Under current Chilean law, the Foreign Investment Contract may not be changed unilaterally by the Central Bank of Chile. No assurance can be given, however, that additional Chilean restrictions applicable to the holders of ADSs, the disposition of underlying shares of common stock or the repatriation of the proceeds from such disposition could not be imposed in the future, nor can there be any assessment of the duration or impact of such restrictions if imposed.

Other Limitations

         Dividends Policy

         In accordance with Chilean law, we must distribute cash dividends equal to at least 30% of our annual net income, calculated in accordance with Chilean GAAP, unless otherwise decided by a unanimous vote of the holders of the shares of common stock and unless, and except to the extent that, we have accumulated losses. If there is no net income in a given year, we may elect, but are not legally obligated, to distribute dividends out of retained earnings. Shareholders who do not elect expressly to receive a dividend other than in cash are legally presumed to have decided to receive the dividend in cash. A U.S. holder of ADSs may, in the absence of an effective registration statement under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or an available exemption from the registration requirements thereunder, effectively be required to elect to receive a dividend in cash.

         Exchange Rates

         All payments and distributions with respect to the ADSs must be transacted in the Formal Exchange Market.

         Share Capital

         Under Article 12 of the Securities Market Law and Circular 585 of the Superintendencia de Valores y de Seguros (the "SVS"), certain information regarding transactions in open stock corporation shares must be reported to the SVS and to the Chilean stock exchanges. Since ADSs are deemed to represent common stock, transactions involving ADSs will be subject to these reporting requirements. Shareholders of a publicly held corporation are required to report to the SVS and to the Chilean stock exchanges the following:

     (a) any direct or indirect acquisition or sale of shares or options to buy or sell shares, in any amount, if made by a holder of 10% or more of the publicly-held corporation's capital;

     (b) any direct or indirect acquisition or sale of shares or options to buy or sell shares, in any amount, if made by a director, receiver, senior officer, CEO or manager of such corporation; and

     (c) any direct or indirect acquisition of shares resulting in a person acquiring, directly or indirectly, 10% or more of a publicly-held corporation's share capital.

         A beneficial owner of ADSs representing 10% or more of the share capital of our company will be subject to these reporting requirements under Chilean law.

         Under Article 54 of the Securities Market Law, persons or entities aiming to acquire control, direct or indirect, of an open stock corporation are also required to: (a) send a written communication to the corporation to be controlled, to the entities controlled by the corporation or to the controllers of the corporation, to the SVS and to the Chilean stock exchanges and (b) inform the general public in advance, through a notice published in two Chilean newspapers with national distribution. The above-mentioned written communication and notice shall be published at least ten business days in advance of the date of the execution of the documents that will entitle the person to acquire control of the open stock corporation and, in any case, concurrently with the commencement of negotiations that include delivery of information and documentation about the corporation. The content of written communication and notice are determined by the SVS regulations and include, among other things, persons or entities purchasing or selling, price and other essential conditions of negotiation.

         Title XV of the Securities Market Law sets forth the basis for determining what constitutes control, a direct holding and a related party, while Title XXV establishes a special procedure for acquiring control of an open stock corporation.

         The Chilean Companies Act requires Chilean companies to offer existing shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage of such company whenever such company issues new shares. United States holders of ADSs are not entitled to exercise preemptive rights unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirement thereunder is available. We intend to evaluate, at the time of any preemptive rights' offering, the costs and potential liabilities associated with any such registration statement, as well as the indirect benefits of enabling the exercise of such preemptive rights by the holders of ADSs and any other factors we consider appropriate at the time. We then intend to make a decision on whether to file such a registration statement. No assurance can be given that any registration statement would be filed. If no registration statement is filed and no exemption from the registration requirements of the Securities Act is available, the Depositary will sell such holders' preemptive rights and distribute the proceeds thereof if a secondary market for such rights exists and if it is determined that a premium can be realized over the cost of such sale. Should the Depositary be prohibited or otherwise unable to sell such preemptive rights, the rights may be allowed to lapse without receipt of consideration.

         Dissenting Shareholders

         The Chilean Companies Act provides that, upon the adoption at an extraordinary shareholders' meeting of any of the resolutions enumerated below, dissenting shareholders will have the right to withdraw from a Chilean company and to compel that company to repurchase their shares, subject to the fulfillment of certain terms and conditions described herein. In order to exercise such rights, holders of ADSs must first redeem the shares represented by their ADSs pursuant to the terms of the Depositary Agreement. "Dissenting" shareholders are defined as those who vote against a resolution that results in the withdrawal right, or if absent at such extraordinary shareholders' meeting, those who state in writing to the company their opposition to such resolution within 30 days following such meeting. Dissenting shareholders must execute their withdrawal rights by tendering their stock to us within 30 days after adoption of the disputed resolution.

         Resolutions resulting in a shareholder's right to withdraw are the following:

         (a) transformation of the company into an entity which is not a stock corporation governed by the Chilean Companies Act;

         (b)  merger of the company;

         (c) sale of at least 50% of the assets of the company, whether or not the sale includes the company's liabilities, or the formulation of a business plan contemplating a sale on those terms;

         (d) creation of personal securities or asset-backed securities (garantias reales o personales) for guaranteeing third-party obligations in excess of 50% of the company's assets;

         (e) creation of preferential rights for a class of shares or an amendment to preferential rights already existing, in which case the right to withdraw only accrues to the dissenting shareholders of the class or classes of shares adversely affected;

         (f) remedy of the nullity of the company's documents of incorporation caused by formality problems or any amendments to those documents granting such right to remedy; and

         (g) such other cases as may be established by law or by the company's by-laws.

         Under Article 69 bis of the Chilean Companies Act, the right to withdraw would also be granted to shareholders, other than the Administradoras de Fondos de Pensiones ("AFPs"), subject to certain terms and conditions, if our company was to become controlled by the Chilean government, directly or through any of its agencies, and two independent rating agencies downgrade the stock rating from first class to second or "without sufficient information," as a result of certain actions specified in Article 69 bis and undertaken by Telex-Chile or the Chilean government that would negatively and substantially affect its earnings. Shareholders shall execute their withdrawal rights by tendering their stock to Telex-Chile within 30 days of the date of the publication of a disapprobatory resolution by the Risk Assessment Commission (Comision Clasificadora de Riesgo) or of the new rating issued by two independent agencies. If the withdrawal right is exercised by a shareholder invoking Article 69 bis, the price to be paid shall be the weighted average of the sales price for the shares as reported on the stock exchanges on which our shares are quoted for the six-month period preceding the publication of the disapprobatory resolution or the new rating, as the case may be. If the SVS determines that shares are not actively traded, the price shall be book value calculated as described in the Chilean Companies Regulation.

         Voting of Shares of Common Stock

         The Depositary will mail to all holders a notice containing the information (or a summary thereof) included in any notice of a shareholders' meeting received by the Depositary, a statement to which each holder of ADSs at the close of business on a specified record date will be entitled, subject to Chilean law or regulations and the provisions of or governing deposited shares, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the deposited securities represented by the ADSs evidenced by such holder's ADRs and a brief statement as to the manner in which each such holder may instruct the Depositary to exercise voting rights in respect of shares of common stock represented by ADSs held by the holder. Holders on the record date set by the Depositary are entitled to instruct the Depositary in writing, subject to the terms of Chilean law, the by-laws and the Deposit Agreement, as to the exercise of voting rights attached to the deposited shares of common stock, and upon receipt of such instructions, the Depositary has agreed that it will endeavor, insofar as practicable, to vote or cause to be voted the shares of common stock underlying such holders' ADSs in accordance with such written instructions. The Depositary has agreed, and shall instruct the Custodian and each of its nominees, if any, not to vote the shares of common stock or other deposited securities represented by the ADSs, evidenced by an ADR other than in accordance with such written instructions from the holder. The Depositary may not itself exercise any voting discretion over any shares of common stock. If no instructions are received by the Depositary from any holder with respect to any of the deposited securities represented by the ADSs evidenced by such holder's ADRs on or before the date established by the Depositary for such purpose, the Depositary shall deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by Telex-Chile to vote the underlying shares.

         Disclosure

         Holders of ADSs are subject to certain provisions of the rules and regulations promulgated under the U.S. Securities Exchange Act of 1934, as amended, relating to the disclosure of interests in the shares of common stock. Any holder of ADSs who is or becomes directly or indirectly interested in 5% (or such other percentage as may be prescribed by law or regulation) or more of the outstanding shares of common stock must within ten days after becoming so interested, and thereafter upon certain changes in such interests, notify us, any U.S. securities exchange on which the ADSs (or shares of common stock) are traded and the Commission, as required by such rules and regulations. In addition, holders of ADSs are subject to the reporting requirements contained in Articles 12 and 54 and Title XV of the Securities Market Law, which provisions may apply when a holder beneficially owns 10% or more of the common stock or has the intention of taking control of our company.

Chilean Tax Considerations

         The following discussion sets forth the material consequences to ADS holders with respect to Chilean income tax laws presently in force. The discussion summarizes the principal Chilean income tax consequences of an investment in ADSs or shares by a person who is neither domiciled in, nor a resident of, Chile for tax purposes, referred to as a "foreign holder." The discussion is not intended as tax advice to any particular investor; such advice can be rendered only in light of that investor's particular tax situation.

         Under Chilean law, provisions contained in statutes such as tax rates applicable to foreign investors, the computation of taxable income for Chilean purposes and the manner in which Chilean taxes are imposed and collected may only be amended by another statute. In addition, the Chilean tax authorities enact rulings and regulations of either general or specific application and interpret the provisions of Chilean tax law. Chilean tax may not be assessed retroactively against taxpayers who act in good faith relying on such rulings, regulations and interpretations, but Chilean tax authorities may change said rulings, regulations and interpretations. There is no income tax treaty in force between Chile and the United States.

         Cash Dividends and Other Distributions

         Cash dividends paid by our company with respect to the ADSs or shares held by a foreign holder will be subject to a 35% Chilean withholding tax, which is withheld and paid by us (hereinafter referred to as the "Withholding Tax"). A credit against the Withholding Tax is available based on the level of corporate income tax actually paid by our company on the income to be distributed (the "First Category Tax"); however, this credit does not reduce the Withholding Tax on a one-for-one basis, because it also increases the base on which the Withholding Tax is imposed. Presently, the maximum First Category Tax rate is 16%. Please bear in mind that pursuant to Law No. 19,753, dated September 28, 2001, the First Category Tax rate, from January 1, 2002, was increased from 15% to 16%; it will be 16.5% during 2003 and 17% from 2004 onwards. The example below illustrates the effective Chilean Withholding Tax burden on a cash dividend received by a foreign holder, assuming a Withholding Tax rate of 35%, an effective First Category Tax rate of 15% and a distribution of 30% of the net income of our company, distributable after payment of the First Category Tax:

Telex-Chile taxable income........................................   100.0
First Category Tax (15% of Ch$100)................................   (15.0)
Net distributable income..........................................    85.0
                                                                    ------
Dividend distributed (30% of net distributable income)............    25.5
Withholding Tax (35% of the sum of Ch$25.5 dividend plus
  Ch$4.5 First Category Tax paid).................................   (10.5)
Credit for 30% of First Category Tax..............................     4.5
                                                                    ------
Net additional tax withheld.......................................    (6.0)
                                                                    ------
Net dividend received.............................................    19.5
Effective dividend withholding rate...............................    23.5%
                                                                    ------
--------------------

         In general, the effective dividend Withholding Tax rate, after giving effect to the credit for the First Category Tax, can be calculated using the following formula:

Effective Dividend
Withholding Tax Rate   =     (Withholding Tax Rate) - (First Category Tax Rate)
                             --------------------------------------------------
                                       1 - (First Category Tax Rate)

         Under Chilean income tax law, dividends generally are assumed to have been paid out of a company's oldest retained profits for purposes of determining the level of First Category Tax that was paid. For information on our retained earnings for tax purposes and the tax credit available on the distribution of such retained earnings, see Note 16 to the Consolidated Financial statements.

         For dividends attributable to our profits during years when the First Category Tax was 10% (before 1991), 15% (from 1991 until 2001), 16% (during
2002), 16.5% (during 2003) and 17% (from 2004 onwards), the effective dividend Withholding Tax rate was/will be 27.8%, 23.5%, 22.6%, 22.1% and 21.7%, respectively. However, whether the First Category Tax is 10%, 15%, 16%, 16.5% or 17%, the effective overall combined tax rate imposed on our distributed profits was/will be 35%.

         Dividend distributions made in property would be subject to the same Chilean tax rules as cash dividends. Stock dividends are not subject to Chilean taxation.

Capital Gains

         Gain from the sale or exchange of ADSs (or ADRs evidencing ADSs) outside Chile will not be subject to Chilean taxation. Gain recognized on a sale or exchange of shares (as distinguished from the sale or exchange of ADSs representing such shares) will be subject to both the First Category Tax and the Withholding Tax (the former being creditable against the latter) if either
(i) the foreign holder has held the shares for less than one year since exchanging the ADSs for the shares, (ii) the foreign holder acquired and disposed of the shares in the ordinary course of its business or as a habitual trader of shares or (iii) the sale is made to a company in which the foreign holder holds an interest (10% or more of the shares in the case of open stock corporations). In all other cases, gain on the disposition of shares will be subject to the First Category Tax, as a sole tax, and no Withholding Tax will apply.

         The tax basis of shares received in exchange for ADSs will be the acquisition value of such shares. The valuation procedure set forth in the Deposit Agreement, that values shares being exchanged at the highest price at which they trade on the Santiago Stock Exchange on the date of the exchange, will determine the acquisition value for this purpose. Consequently, the conversion of ADSs into shares and the immediate sale of the shares for the value established under the Deposit Agreement will not generate a capital gain subject to taxation in Chile.

         The distribution and exercise of preemptive rights relating to the shares will not be subject to Chilean taxation. Any gain on the sale of preemptive rights relating to the shares will be subject to both the First Category Tax and the Withholding Tax (the former being creditable against the latter).

         The Chilean Internal Revenue Service has not enacted any rule nor issued any ruling about the applicability of the following norms to the foreign holders of ADRs.

         Pursuant to the Chilean Income Tax law, Law No. 19,578, which was enacted on July 29, 1998, any taxpayer who during the tax years 1999 through 2002, inclusive, obtains a gain in the sale, through a Chilean stock exchange, of shares of publicly traded corporations that are significantly traded in stock exchanges at the time of their acquisition, may elect to declare, and to pay, for such capital gain,
(a) in the form of the First Category Tax as a sole tax or (b) in the case of foreign holders, at a rate of 35%, provided that such acquisition has occurred in a Chilean stock exchange when such shares were not newly issued at the time of their acquisition. This option is not available if the sale of shares is made to a company in which the seller holds an interest.

          An amendment to Law No. 19,738, published on June 19, 2001, established an exemption for the payment of income tax by foreign institutional investors, such as mutual funds, pension funds and other such funds, that obtain capital gains through a sale within the Chilean stock exchange, a tender offer or any other system authorized by the Superintendency of Securities and Insurance, of shares of publicly traded corporations that are significantly traded in stock exchanges.

         A foreign institutional investor is an entity that is:

         o a fund that makes public offerings of its shares in a country in which public debt has been rated investment grade by an international risk classification agency qualified by the Superintendency of Securities and Insurance;

         o a fund that is registered with a regulatory entity of a country in which public debts have been rated investment grade by an international risk classification agency qualified by the Superintendency of Securities and Insurance, provided that the investments in Chile held by the fund, including securities issued abroad that represent Chilean securities, represent less than 30% of its share value;

         o a fund holding investments in Chile that represent less than 30% of the fund's share value, provided that it proves that no more than 10% of its share value is directly or indirectly owned by Chilean residents;

         o a pension fund that is exclusively formed by individuals who receive their pensions from capital accumulated in the fund;

         o a fund regulated by Law No. 18,657, or the Foreign Capital Investment Funds Law, in which case all holders of its shares must reside abroad or be qualified as local institutional investors; or

         o any other kind of institutional foreign investor that complies with the characteristics defined by a regulation of the prior report of the Superintendency of Securities and Insurance and the Chilean Internal Revenue Service.

         In order to be entitled to the exemption, foreign institutional investors, during the time in which they operate in Chile, must:

         o be organized abroad and not be domiciled in Chile;

         o not participate, directly or indirectly, in the control of the issuers of the securities in which they invest and not hold, directly or indirectly, 10% or more of such company's capital or profits;

         o execute an agreement in writing with a Chilean bank or securities broker in which the intermediary is responsible for the execution of purchase and sale orders and for the verification, at the time of the respective remittance, that such remittances relate to capital gains that are exempt from income tax in Chile or, if they are subject to income tax, that the applicable withholdings have been made; and

         o register in a special registry with the Chilean Internal Revenue Service.

         Pursuant to a recently enacted amendment to the Chilean Income Tax Law, published on November 7, 2001 (Law No. 19,768), the sale and disposition of shares of Chilean public corporations that are significantly traded on stock exchanges is exempted from Chilean taxes on capital gains if the sale or disposition was made:

         o on a local stock exchange or any other stock exchange authorized by the Superintendency of Securities and Insurance or in a tender offer process according to Title XXV of the Chilean Securities Market Law, so long as the shares (a) were purchased on a public stock exchange or in a tender offer process pursuant to Title XXV of the Chilean Securities Market Law, (b) are newly issued shares issued in a capital increase of the corporation or (c) were the result of the exchange of convertible bonds (in which case, the option price is considered to be the price of the shares). In this case, gains exempted from Chilean taxes shall be calculated using the criteria set forth in the Chilean Income Tax Law; or

         o within 90 days after the shares would have ceased to be significantly traded on a stock exchange. In such case, the gains exempted from the Chilean taxes on capital gains will be an amount up to the average price per share for the last 90 days. Any gains above the average price will be subject to the First Category Tax.

         In the case where the sale of the shares is made on a day that is different than the date in which the exchange is recorded, capital gains subject to taxation in Chile may be generated. On October 1, 1999, the Chilean Internal Revenue Service issued Ruling No. 3,708, allowing Chilean issuers of ADSs to amend the deposit agreements to which they are parties in order to include a clause stating that, in the case that the exchanged shares are sold by the ADSs' holders in a Chilean stock exchange, either on the same day in which the exchange is recorded in the shareholders' registry of the issuer or within the two prior business days to such date, the acquisition price of such exchanged shares shall be the price registered in the invoice issued by the stockbroker who participated in the sale transaction.

Other Chilean Taxes

         There are no Chilean inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of ADRs by a foreign holder, but such taxes generally will apply to the transfer by a foreign holder at death or by a gift of shares. There are no Chilean stamp, issue, registration or similar taxes or duties payable by holders of ADRs or shares.

U.S. Tax Considerations

         The following discussion summarizes the material U.S. federal income tax consequences of an investment in ADSs or shares by U.S. holders (as defined below). This discussion is intended only as a descriptive summary and does not purport to be a complete analysis or listing of all possible tax considerations. The discussion deals only with ADSs and shares held as capital assets and does not address any special U.S. tax consequences that may be applicable to U.S. holders who are subject to special situations such as those of dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, financial institutions, tax-exempt entities, insurance companies, persons holding ADSs or shares as part of a hedging or integrated conversion, or constructive sale transaction or a straddle, persons owning 10% of our voting stock, persons subject to the alternative minimum tax or persons whose functional currency is not the U.S. dollar. Furthermore, the discussion below is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in the U.S. federal income tax consequences different from those discussed below.

         If a partnership holds ADSs or shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners in a partnership holding ADSs or shares should consult their tax advisors.

         PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR OWN TAX ADVISORS ABOUT THE U.S. FEDERAL, STATE AND LOCAL TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR SHARES OF COMMON STOCK.

         As used herein, the term "U.S. holder" means a beneficial owner of ADSs or shares that is for U.S. federal income tax purposes: (i) a U.S. citizen or resident, (ii) a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof,
(iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust if it (x) is subject to the supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (y) has a valid election in effect under applicable United States Treasury regulations to be treated as a U.S. person.

         If the obligations contemplated by the Depositary Agreement and any related agreement are performed in accordance with their terms, holders of ADSs (or ADRs evidencing ADSs) generally will be treated, for U.S. federal income tax purposes, as the owners of the underlying shares represented by such ADSs.

         Taxation of Dividends and Other Distributions

         The gross amount of dividends (including the amount of any Chilean taxes withheld) paid to U.S. holders with respect to ADSs or shares generally will be treated as dividend income to such holders, to the extent paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income shall be included in the gross income of a U.S. holder as ordinary income on the day received by the U.S. holder, in the case of shares, or by the Depositary, in the case of ADSs. The dividends will not be eligible for the dividends received deduction allowed for corporations.

         The amount of any dividend paid in Chilean pesos will equal the U.S. dollar value of the Chilean pesos received calculated by reference to the exchange rate in effect on the date the dividend is received by the U.S. holder, in the case of shares, or by the Depositary, in the case of ADSs, regardless of whether the Chilean pesos are converted into U.S. dollars. If the Chilean pesos received as a dividend are not converted into U.S. dollars on the date of receipt, a U.S. holder will have a basis in the Chilean pesos equal to its U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Chilean pesos will be treated as ordinary income or loss.

         Subject to certain conditions and limitations, Chilean withholding taxes on dividends may be treated as foreign taxes eligible for credit against a U.S. holder's U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the shares or ADSs will be treated as income from sources outside the United States and will generally constitute "passive income" or, in the case of certain U.S. holders, "financial services income." Special rules apply to certain individuals whose foreign source income during the taxable year consists entirely of "qualified passive income" and whose creditable foreign taxes paid or accrued during the taxable year do not exceed US$300 (US$600 in the case of a joint return). Further, in certain circumstances, a U.S. holder that (i) has held shares or ADSs for less that a specified minimum period during which it is not protected from risk of loss,
(ii) is obligated to make payments related to the dividends or (iii) holds the shares or ADSs in arrangements in which the U.S. holder's expected economic profit, after non-U.S. taxes, is insubstantial will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on shares or ADSs. The rules governing the foreign tax credit are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit given their particular circumstances.

         To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will be first treated as a tax-free return of capital, causing a reduction in the adjusted basis of the shares or ADSs (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the investor on a subsequent disposition of the shares or ADSs), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. Consequently, such distributions in excess of our current and accumulated earnings and profits would not give rise to foreign source income and a U.S. holder would not be able to use the foreign tax credit arising from any Chilean withholding tax imposed on such distribution unless such credit can be applied (subject to applicable limitations) against U.S. tax due on other foreign source income in the appropriate category for foreign tax credit purposes.

         Distributions to U.S. holders of additional shares, or preemptive rights, with respect to shares that are made, as part of a pro-rata distribution, to all of our shareholders, generally will not be subject to U.S. federal income tax. The basis of the new shares or rights so received will be determined by allocating the U.S. holder's basis in the old shares between the old shares and the new shares or rights received, based on their relative fair market values on the date of distribution. However, the basis of the rights will be zero if (i) the fair market value of the rights is less than 15 percent of the fair market value of the old shares at the time of the distribution, unless the U.S. holder elects to determine the basis of the old shares and of the rights by allocating between the old shares and the new shares the adjusted basis of the old shares or (ii) the rights are not exercised and thus expire.

         Capital Gains

         U.S. holders will recognize capital gain or loss for U.S. federal income tax purposes, upon the sale or other disposition, of ADSs or shares (or preemptive rights with respect to such shares) in an amount equal to the difference between the amount realized for the ADSs or shares, and the U.S. holder's basis in the ADSs or shares. Such gain or loss will be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder generally will be treated as U.S. source gain or loss. Consequently, in the case of a disposition of shares (which, unlike a disposition of ADSs, may be taxable in Chile), the U.S. holder may not be able to use the foreign tax credit for Chilean tax imposed on the gain unless it can apply the credit subject to applicable limitations against tax due on other income from foreign sources.

         Estate and Gift Taxation

         As discussed above under "Chilean Tax Considerations - Other Chilean Taxes," there are no Chilean inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of ADSs by a foreign holder, but such taxes generally will apply to the transfer at death or by gift of shares by a foreign holder. The amount of any inheritance tax paid to Chile may be eligible for credit against the amount of U.S. federal estate tax imposed on the estate of a U.S. holder. Prospective purchasers should consult their personal tax advisors to determine whether and to what extent they may be entitled to such credit. The Chilean gift tax generally will not be treated as a creditable foreign tax for U.S. tax purposes.

         Information Reporting and Backup Withholding

         In general, information reporting requirements will apply to dividends paid in respect of ADSs or shares or the proceeds received on the sale, exchange or redemption of ADSs or shares within the United States (and in certain cases, outside the United States) to U.S. holders other than certain exempt recipients such as corporations, and a backup withholding tax will apply to such amounts if the U.S. holder fails to provide an accurate identification number or to report interest and dividends required to be shown on its U.S. federal income tax returns. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against the U.S. holder's U.S. federal income tax liability.

Dividend Policy and Dividends

         Dividend Policy

         Our company's dividend policy is decided upon from time to time by the board of directors and is announced at the regular annual shareholders' meeting, which is generally held in April of each year. However, the board of directors must submit a proposal for the declaration of the final dividend or dividends to be paid for the preceding year, consistent with the then-established dividend policy at the annual regular shareholders' meeting for shareholder approval each year. As required by the Chilean Companies Act, unless otherwise decided by unanimous vote of the issued and subscribed shares, we must distribute a cash dividend in an amount equal to at least 30% of our net income for a given year, unless and except to the extent we have a deficit in retained earnings. There can be no assurance that future dividends will be paid in an amount exceeding the 30% level required by law. Our board has the authority to decide whether such dividends will be paid in the form of interim dividends or as a single annual payment.

         When one (or more) interim dividend is paid during the fiscal year, a final dividend is declared at the annual shareholders' meeting in an amount that, together with the interim dividend previously paid, is sufficient to satisfy the statutory requirement that at least 30% of net income for the year be paid out in dividends. Such final dividend is paid on a date fixed by the board of directors, generally in March or April. Given that we posted a loss of Ch$51,839 million (US$79.2 million) for 2001, we did not pay dividends during 2001 and do not expect to pay dividends during 2002.

         The amount and timing for payment of dividends is subject to revision from time to time, depending upon our current level of sales, costs, cash flow and capital requirements, as well as market conditions. Any change in dividend policy would ordinarily be effective for dividends declared in the year following adoption of the change, and a notice as to any such change of policy must be filed with Chilean regulatory authorities and would be publicly available information. Notice of such a change of policy would not, however, be sent to each shareholder or ADS holder. Accordingly, there can be no assurance as to the amount or timing of the declaration or payment of dividends in the future.

         Dividends are paid to shareholders of record on the fifth business day preceding the date set for payment of the dividend. The holders of ADSs on the applicable record dates for the ADSs will be entitled to all dividends paid after their acquisition of the ADSs.

         Dividends

         The following table sets forth, for the years indicated, the dividends per share paid, as stated in the cash flow statement. The final dividend for each year is declared and paid after the annual ordinary shareholders' meeting, which is held during March or April of the subsequent year. Information in U.S. dollars is also presented on the aggregate dividends per ADS (each ADS representing two shares of common stock). The following information comprises actual historical amounts not restated in constant Chilean pesos.

                                       Per Share (1)         Per ADS (1)(2)(5)
                              ---------------------------- --------------------
Year Ended December 31,              Ch$ (3)      US$ (4)          US$
----------------------------- ------------------------------------------------

1997......................              9.41        0.02           0.04
1998......................                 -           -              -
1999......................                 -           -              -
2000......................                 -           -              -
2001......................                 -           -              -
   --------------------
(1) The dividend is proposed by the board of directors and voted on and declared by the shareholders at each annual shareholders' meeting. Payment is made to all holders of record on a subsequent date.
(2) Amounts shown do not reflect reductions for any applicable Chilean Withholding Taxes.

(3) Represents dividends paid with respect to each year's net income in historical Chilean pesos.
(4) Translated into U.S. dollars at the historical observed exchange rates on the respective dates of payment of dividends.
(5) Amounts shown do not reflect the change, effected on May 8, 2000, in the ratio of representation of common stock by ADS from two to one to ten to one.

         As a general requirement, shareholders who are not residents of Chile must register as foreign investors under one of the foreign investment regimes contemplated by Chilean law to have dividends, sale proceeds or other amounts with respect to their shares remitted outside of Chile through the formal exchange market. Under the Foreign Investment Contract, the Depositary, on behalf of ADR holders, will be granted access to the Formal Exchange Market to convert cash dividends from pesos to dollars and to pay such dollars to ADR holders outside of Chile. Dividends received in respect of shares of common stock by holders, including holders of ADRs who are not Chilean residents, are subject to Chilean Withholding Tax. See Item 10. "Additional Information - Chilean Tax Considerations".

Exchange Rates

         Pursuant to Law No. 18,840, Banco Central de Chile (the "Central Bank of Chile") is empowered to set the dolar acuerdo, which is a reference exchange rate (the "reference exchange rate"). The reference exchange rate is published by the Central Bank of Chile for each day of the subsequent month based on the following considerations: (i) the previous month's domestic inflation rate, (ii) a factor for international inflation and (iii) a formula pegged to the U.S. dollar, the Japanese yen and the German deutsche mark which, prior to the publication of the reference exchange rate, was replaced by the Euro beginning January 14, 1999. These three currencies were chosen because they are the currencies of Chile's principal trading partners.

         The Central Bank of Chile also authorizes banks and other entities to conduct certain transactions on a free market exchange rate (the "Formal Exchange Market"). Prior to September 2, 1999, participants in the Formal Exchange Market were authorized to carry out their transactions within a specified range above or below the reference exchange rate (the "Exchange Band"). As of September 2, 1999, the Central Bank of Chile eliminated the global Exchange Band, allowing the exchange rate to fluctuate without restrictions. The Central Bank of Chile agreed to intervene in the Exchange Market only in certain exceptional cases, and that decision will be made public.

         Notwithstanding the foregoing, the reference exchange rate is still being calculated. The daily observed exchange rate for a given date ("the observed exchange rate") is the average exchange rate at which transactions are carried out in the Formal Exchange Market on the prior business day. The observed exchange rate is published daily in Chilean newspapers.

         Purchases and sales of foreign exchange that may be effected outside the Formal Exchange Market can be carried out in the Mercado Cambiario Informal (the "Informal Exchange Market"), which is a recognized currency market in Chile. The Informal Exchange Market reflects the supply and demand for foreign currency. There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the observed exchange rate. Since 1990, the rate of exchange for pesos into U.S. dollars in the Informal Exchange Market has been similar to that in the Formal Exchange Market.

         The following table sets forth the annual high, low, average and year-end observed exchange rate for U.S. dollars, for each year indicated, as reported by the Central Bank of Chile. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.


                                             Low (1)            High (1)          Average (2)        Period End (3)
Year                                       Ch$ Per US$         Ch$ Per US$        Ch$ Per US$         Ch$ Per US$
--------------------------------------- ------------------- ------------------ ------------------- -------------------

1997................................           411.9               439.8              419.3               439.2
1998................................           439.2               475.4              460.3               472.4
1999................................           468.7               550.9              508.8               530.1
2000................................           501.0               580.4              539.5               573.7
2001................................           563.6               606.7              580.2               612.6
2002 (1)............................           641.8               689.0              662.8               655.9

--------------------
Source: Central Bank of Chile.
(1) Exchange rates are the actual high and low, on a day by day basis, for each period.
(2) The average of the exchange rates on the last day of each month during the period.
(3)  Through June 3, 2002.

         For the convenience of the reader, certain Chilean peso amounts have been translated into U.S. dollars at a specified exchange rate. Unless otherwise indicated, U.S. dollar equivalent information except export figures, for information in Chilean pesos, is based on the observed exchange rate for December 31, 2001, which was Ch$654.79 per U.S. dollar. No representation is made that the Chilean peso or U.S. dollar amounts shown herein could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at any particular exchange rate or at all.

         The following table sets forth the high, low and average observed exchange rate for U.S. dollars for each month during the previous six months, as reported by the Central Bank of Chile. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.


                                                          Low (1)              High (1)            Average (2)
Year                                                    Ch$ per US$          Ch$ per US$           Ch$ per US$
--------------------------------------------------- -------------------- --------------------- --------------------

December 2001...................................            660.5                690.0                 669.1
January 2002....................................            648.7                683.1                 667.3
February 2002...................................            671.9                689.0                 678.8
March 2002......................................            655.4                672.3                 663.3
April 2002......................................            641.8                662.8                 650.8
May 2002 .......................................            646.4                659.1                 653.9

--------------------
Source: Central Bank of Chile.

(1) Exchange rates are the actual high and low, on a day-by-day basis, for each period.
(2) The average of the exchange rates on the last day of each month.

         The Chilean government's economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could affect the dollar value of an investor's return on investment. The Chilean peso has been subject to significant devaluation in the past and may be subject to significant fluctuations in the future.

         Cash distributions with respect to shares of common stock received by the Depositary will be received in Chilean pesos. The Depositary will convert such pesos to U.S. dollars at the then-prevailing exchange rate for the purpose of making dividend and other distribution payments in respect to the ADSs. If the value of the Chilean peso falls relative to the U.S. dollar between the declaration of dividends on the common stock and the distribution of such dividends by the Depositary, the amount of U.S. dollars distributed to holders of ADRs will decrease. Consequently, the value of the ADSs and any distributions to be received from the Depositary could be adversely affected by reductions in the value of the peso relative to the dollar.

Documents on Display

         We have filed with the Securities and Exchange Commission this annual report on Form 20-F, including exhibits, under the Securities Exchange Act of 1934 with respect to the common shares.

         You may read and copy all or any portion of the annual report or other information in our files in the Commission's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 233 Broadway, New York, NY 10279 and 500 West Madison Street, Suite 1400, Chicago, IL 60661. You can request copies of these documents upon payment of a duplicating fee, by writing to the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

Item 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES
            ABOUT MARKET RISK

      We are affected by interest rate changes, foreign currency fluctuations and changes in the market values of its investments. Generally, we monitor our positions so as to seek lower costs of funds while maintaining our market risk within acceptable parameters. Our principal exposures relate to our investments in Chile and to short-term liabilities denominated in U.S. dollars and long-term liabilities in U.S. dollars and Colombian pesos.

      Policies and Procedures

      In the normal course of our business, we apply established policies and procedures in the management of our exposure to changes in interest rates, foreign currencies and the fair market value of certain of our investments using a variety of financial instruments. It is our policy to enter into foreign currency and interest rate transactions and other financial instruments only to the extent considered necessary to meet our objectives as stated above. We do not enter into these transactions for speculative purposes.

      The following discussion about our risk management includes "forward-looking statements" that involve risks and uncertainties. Actual results could differ from those projected in the forward-looking statements. See "Introduction - Forward-Looking Statements". In addition to the inherent risks related to the operations in each of our segments in which we do business, we face material market risk exposures in two categories: foreign currency exchange rate risk and interest rate risk. The following discussion provides additional information regarding our exposure to each of these risks as of December 31, 2001.

      Foreign Currency Exchange Rate Risk

      We are exposed to foreign currency risk from changes in the value of certain underlying assets and liabilities. We have performed a VAR analysis on our exposure to changes in foreign currency exchange rates. The VAR is calculated using a historical simulation risk model to calculate changes in earnings from foreign currency risk on all significant on- and off-balance sheet exposures. The simulation contemplates a period of 12 months and calculates the potential after-tax earnings at risk associated with foreign currency fluctuations, with a 95% accuracy level. At December 31, 2001, the VAR analysis showed that foreign exchange rate fluctuations would not have a material effect upon our earnings.

      We utilize a wide variety of risk management methods, as discussed above, and believe that no single risk model provides a reliable method of monitoring and controlling risk. While this model is relatively sophisticated, the quantitative risk information generated is limited by the model parameters. Therefore, such a model does not substitute for the experience or judgment of our management to adjust positions and revise strategies as deemed necessary.

      Exposure to foreign currency exchange rate risk relates to our positions held principally in account receivables and bank debts indexed to currencies other than Chilean pesos.

      Our net exposure to foreign currency (U.S. dollar) exchange rate risk in Chilean pesos as of December 31, 2001 was Ch$44,967 million. Assuming a 10% increase during 2002 of the Chilean peso/U.S. dollar exchange rate with respect to 2001 year-end balances, the result would be a pre-tax accounting income of approximately Ch$4.5 million.

      As of December 31, 2001, approximately 15% of our outstanding debt was exposed to an exchange rate fluctuation between the Chilean peso and other currencies. Assuming a 10% increase during 2002 of the Chilean peso/U.S. dollar exchange rate with respect to 2001 year-end balances, the result would be a pre-tax loss of approximately Ch$1.4 million.

         Interest Rate Risk

         Exposure to interest rate risk reflects our exposure to floating interest debt as well as debt renewals or rollovers that could be reset at higher than existing interest rates. As of December 31, 2001, approximately 12.3% of our total debt was represented by short-term debt and floating rate debt. Our net exposure to interest rate risk as of December 31, 2001 was Ch$4,700 million. Assuming a 100 basis point increase during 2002 in the weighted average interest rate with respect to 2001 year-end balances, the result would be an increase in our net annual interest expenses of approximately Ch$10,500 million.

         In addition, a significant amount of our debt is indexed to Chilean inflation (UF indexed debt), and as such, an increase in Chilean inflation would affect the total interest that we pay on such debt.

         The table summarizing the assets and liabilities subject to interest rate risk at December 31, 2001 is shown in Item 5. "Operating and Financial Review and Prospects - Impact of Inflation and Price-level Restatement". All interest rate sensitive instruments issued or held by the Company are non-trading instruments.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not Applicable.

                                    PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         On April 5, 2001, Chilesat S.A. defaulted on principal and interest payments to its creditors in the amount of US$10.6 million (including Chilean peso-denominated obligations converted into U.S. dollars at the then-current exchange rate) and was not able to make interest payments of approximately US$2.0 million due on July 5, 2001.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         On May 5, 2000, we amended our Deposit Agreement with the Bank of New York so as to change the ratio of shares of common stock per ADS from two shares per ADS to ten shares per ADS. This modification was effective on May 8, 2000.

         On April 10, 2001, Chilesat S.A. filed the 2001 Preventive Judicial Agreement with the courts in Chile.

         On July 6, 2001, we entered into the memorandum of understanding with our financial creditors and the financial creditors of Chilesat.

         On October 4, 2001, we entered into convenios with our creditors, which were amended on December 28, 2001 and then approved by the courts on January 25, 2002. The agreements with the creditors provided that they would be entitled to capitalize their financial credits with our company. The convenios expired on April 27, 2002.

Item 15. [RESERVED]

Item 16. [RESERVED]

Item 17. FINANCIAL STATEMENTS

         Our financial statements have been prepared in accordance with Item 18 hereof.

                                   PART III

Item 18.  FINANCIAL STATEMENTS

         Reference is made to Item 19(a) for a list of all financial statements filed as a part of this Form 20-F.

Item 19.  FINANCIAL STATEMENTS AND EXHIBITS

         (a)  Index to Financial Statements and Schedules.

Report of Independent Auditors..........................................F-1

Report of Independent Accountants.......................................F-2

Consolidated Balance Sheets at December 31, 2000 and 2001...............F-3

Consolidated Statements of Operations for the years ended
December 31, 1999, 2000 and 2001........................................F-4

Consolidated Statement of Cash Flows for the years ended
December 31, 1999, 2000 and 2001........................................F-5

Notes to the Consolidated Financial Statements..........................F-8

         (b)      Index to Exhibits.

1.1 Estatutos of the company, as amended and approved by shareholders on January 30, 2002 and on March 25, 2002.

8.1      List of Subsidiaries of the company (included in Item 4.
         "Information on Our Company - Subsidiaries").

10.1 Convenio Judicial Preventivo (Preventive Judicial Agreement), as amended, approved by the court on January 25, 2002, regarding the restructuring of Telex-Chile S.A.'s financial obligations.

10.2 Convenio Judicial Preventivo (Preventive Judicial Agreement), as amended, approved by the court on January 25, 2002, regarding the restructuring of Chilesat S.A.'s financial obligations.

TELEX-CHILE S.A.

REPORT ON EXAMINATION OF FINANCIAL STATEMENTS

for the three years ended December 31, 2001.

[This page intentionally left blank.]

                                  SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on this Form 20-F and has duly caused this Annual Report on this Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized, in Santiago on July 23, 2002.

                              TELEX-CHILE S.A.

                              By:  /s/  Alejandro Rojas
                                   ---------------------------------------
                                     Name:  Alejandro Rojas
                                     Title:    Chief Executive Officer

                              INDEX TO EXHIBITS

1.1 Estatutos of the company, as amended and approved by shareholders on January 30, 2002 and on March 25, 2002.

8.1 List of Subsidiaries of the company (included in Item 4. "Information on Our Company - Subsidiaries").

10.1 Convenio Judicial Preventivo (Preventive Judicial Agreement), as amended, approved by the court on January 25, 2002, regarding the restructuring of Telex-Chile S.A.'s financial obligations.

10.2 Convenio Judicial Preventivo (Preventive Judicial Agreement), as amended, approved by the court on January 25, 2002, regarding the restructuring of Chilesat S.A.'s financial obligations.

           Consolidated Financial Statements

           TELEX-CHILE S.A. AND SUBSIDIARIES

           Santiago, Chile
           December 31, 2000 and 2001

                       Consolidated Financial Statements

                       TELEX-CHILE S.A. AND SUBSIDIARIES











                                   Contents







Report of Independent Auditors..........................................  F-1
Report of Independent Accountants.......................................  F-2
Consolidated Balance Sheets as of December 31, 2000
   and 2001.............................................................  F-3
Consolidated Statements of Operations for the years
   ended December 31, 1999, 2000 and 2001...............................  F-4
Consolidated Statements of Cash Flows for the years
   ended December 31, 1999, 2000 and 2001...............................  F-5
Notes to the Consolidated Financial Statements..........................  F-8


Ch.$       -  Chilean pesos
Th.Ch.$    -  Thousands of Chilean pesos
US$        -  United States dollars
Th.US$     -  Thousands of United States dollars
UF         -  Unidades de Fomento (Chilean government inflation-indexed monetary units)

Report of Independent Auditors


To the Board of Directors and Shareholders
Telex-Chile S.A. and its Subsidiaries


We have audited the accompanying consolidated balance sheets of Telex-Chile S.A. and subsidiaries (the "Company") as of December 31, 2000 and 2001 and the related consolidated statements of operations and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telex-Chile S.A. and subsidiaries as of December 31, 2000 and 2001, the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Chile and the regulations of the Chilean Superintendency of Securities and Insurance, which differ in certain respects from those followed in the United States of America (see Note 25 to the consolidated financial statements).


In our report dated August 14, 2001 as of and for the year ended December 31, 2000, we issued a disclaimer of opinion on the consolidated financial statements of Telex-Chile S.A. as the recurring operating losses and negative working capital, in addition to violating certain covenants under its debt obligations, raised substantial doubt about the Company's ability to continue as a going concern. Additionally, the Company had not completed a review of the recoverability of its long-lived assets and amounts receivable from related parties. As discussed in Note 26, on April 25, 2002, the Company finalized the debt restructuring process and capitalized debt obligations in the amount of Th.Ch.$67,988,914. Additionally, as discussed in Note 2, the Company restated its consolidated financial statements for the year ended December 31, 2000 to recognize a fixed asset impairment charge related to the Company's operations in Venezuela and Colombia in the amount of Th.Ch.$2,988,634.

As discussed in Note 4 to the financial statements, in 2000 the Company changed the method of accounting for deferred taxes in conformity with current Chilean regulation.

Ernst & Young
Santiago, Chile
April 30, 2002, except for Note 26 as to which the date is July 17, 2002.

Report of Independent Accountants

To the Board of Directors and Shareholders of Telex-Chile S.A.


We have audited the accompanying consolidated statement of operations of Telex-Chile S.A. and its subsidiaries and the related consolidated statement of cash flows for the year ended December 31, 1999, both expressed in thousands of constant Chilean pesos. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We have not audited the consolidated financial statements of Telex-Chile S.A. and its subsidiaries for any period subsequent to December 31, 1999.

We conducted our audit in accordance with auditing standards generally accepted in both Chile and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 3 b), the accompanying financial statements have been restated to reflect the effects of changes in the purchasing power of the Chilean peso on the Company's financial position and results of operations. Accordingly, the financial statements for the year ended December 31, 1999 have been restated in terms of constant Chilean pesos of December 31, 2001 purchasing power.

In our opinion, the consolidated statements of operations and of cash flows of Telex-Chile S.A. and its subsidiaries audited by us present fairly, in all material respects, the results of their operations and their cash flows for the year ended December 31, 1999, in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for the year ended December 31, 1999, expressed in constant Chilean pesos, and the determination of shareholders' equity at December 31, 1999, also expressed in constant Chilean pesos, to the extent summarized in Note 25 to the consolidated financial statements.


PricewaterhouseCoopers
Santiago, Chile
February 25, 2000 (except for the updating to December 31, 2001 constant pesos, as to which the date is April 30, 2002)

                       TELEX-CHILE S.A. AND SUBSIDIARIES

                          Consolidated Balance Sheets

          Restated for general price-level changes and expressed in
               thousands of constant Chilean pesos (Th.Ch.$) at
            December 31, 2001 and thousands of US dollars (Th.US$)


                                                                                  At December 31,
                                                                      --------------------------------------
                                                                  (Restated)
                                                                     2000               2001               2001
                                                                     ----               ----               ----
                                                                    Th.Ch.$            Th.Ch.$            Th.US$
                                                                                                      (See Note 3o)
ASSETS
CURRENT ASSETS
    Cash                                                          678,820              816,833              1,247
    Time deposits, other cash equivalents and other             3,145,500              539,453                824
    Accounts receivable, net (Note 6)                           4,592,740            4,499,928              6,872
    Accounts receivable from related
      companies (Note 21)                                       3,037,268            1,073,001              1,639
    Recoverable taxes (Note 7)                                    888,208              883,126              1,349
    Prepaid expenses (Note 8)                                     580,174              360,883                551
    Other current assets (Note 9)                              17,006,242            5,544,555              8,468
                                                              -----------          -----------        -----------
       Total current assets                                    29,928,952           13,717,779             20,950
                                                              -----------          -----------        -----------
Property, Plant And Equipment, net (Note 10)                  107,737,661           88,246,921            134,771
                                                              -----------          -----------        -----------
Other Assets (Note 11)                                          2,070,561            1,335,499              2,040
                                                              -----------          -----------        -----------
       Total assets                                           139,737,174          103,300,199            157,761
                                                              ===========          ===========        ===========

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
    Short-term bank loans (Note 12)                                32,552               22,105                 34
    Current portion of long-term debt (Note 13)                44,468,801           88,235,618            134,754
    Accounts payable (Note 14)                                 10,578,535           14,149,133             21,609
    Notes and accounts payable to related
     companies (Note 21)                                           59,841               53,859                 82
    Accrued expenses, provisions and withholdings
     payable (Note 15)                                          3,145,944            1,941,517              2,965
    Other current liabilities                                     966,179            1,038,201              1,586
                                                              -----------          -----------        -----------
       Total current liabilities                               59,251,852          105,440,433            161,030
                                                              -----------          -----------        -----------
Long-Term Liabilities
    Long-term debt (Note 13)                                   53,109,428           21,085,748             32,202
Deferred Income (Note 17)                                       5,530,239            5,273,180              8,053
Minority Interest                                                 439,323              199,496                305
Commitments And Contingencies (Note 20)                                 -                    -                  -
Shareholders' Equity (Deficit) (Note 18)
(1999, 2000 and 2001:  authorized: 227,926,973;
outstanding: 111,684,217 Series B shares and 116,242,756
 Series A shares with no par value) .......................   101,153,178          101,153,178            154,482
Other Reserves ............................................    (3,324,334)          (3,326,338)            (5,080)
     Accumulated deficit ..................................   (76,422,512)        (126,525,498)          (193,231)
                                                             ------------         ------------       ------------
       Total shareholders' equity (deficit) ...............    21,406,332          (28,698,658)           (43,828)
       Total liabilities and shareholders' equity (deficit)   139,737,174          103,300,199            157,761
                                                             ============         ============       ============

The accompanying Notes 1 to 26 are an integral part of these consolidated financial statements.

                       TELEX-CHILE S.A. AND SUBSIDIARIES

                     Consolidated Statements Of Operations

           Restated for general price-level changes and expressed in
               thousands of constant Chilean pesos (Th.Ch.$) at
            December 31, 2001 and thousands of US dollars (Th.US$)


                                                                       For the years ended December 31,
                                                          -------------------------------------------------------
                                                                        (Restated)
                                                           1999            2000           2001             2001
                                                           ----            ----           ----             ----
                                                          Th.Ch.$         Th.Ch.$        Th.Ch.$          Th.US$
                                                                                                       (See Note 3o)
OPERATING RESULTS

    Net sales (Note 25) ...............              70,459,548       58,861,129       49,193,346           75,128
    Cost of sales .....................             (43,789,265)     (39,583,745)     (38,665,172)         (59,050)
                                                    -----------      -----------      -----------      -----------
       Gross margin ...................              26,670,283       19,277,384       10,528,174           16,079

    Selling and administrative expenses             (44,510,463)     (21,030,517)     (19,461,629)         (29,722)
                                                    -----------      -----------      -----------      -----------
       Operating loss .................             (17,840,180)      (1,753,133)      (8,933,455)         (13,643)
                                                     ----------      -----------      -----------      -----------
NON-OPERATING RESULTS

Interest income .......................               1,978,646        1,024,519          741,591            1,133
    Non-operating income (Note 23) ....              24,956,445        1,657,592          801,669            1,224
    Interest expense ..................             (12,919,150)      (9,759,374)     (10,075,471)         (15,387)
    Non-operating expenses (Note 24) .               (9,405,800)     (13,054,542)     (25,131,585)         (38,381)
    Price-level restatements (Note 5)                (5,839,935)      (1,819,091)      (7,236,039)         (11,051)
                                                    -----------      -----------      -----------      -----------
       Non-operating loss .............              (1,229,794)     (21,950,896)     (40,899,835)         (62,463)
                                                    -----------      -----------      -----------      -----------
       Loss before income taxes .......             (19,069,974)     (23,704,029)     (49,833,290)         (76,106)
                                                    -----------      -----------      -----------      -----------
    Income taxes (Note 16) ............                (146,812)         326,373         (554,135)            (846)
    Consolidated Loss .................             (19,216,786)     (23,377,656)     (50,387,425)         (76,952)
    Minority interest .................                 107,574          380,842          287,649              439
                                                    -----------      -----------      -----------      -----------
    Net Loss ..........................             (19,109,212)     (22,996,814)     (50,099,776)         (76,513)
                                                    ===========      ===========      ===========      ===========


The accompanying Notes 1 to 26 are an integral part of these consolidated financial statements.

                       TELEX-CHILE S.A. AND SUBSIDIARIES

                     Consolidated Statements Of Cash Flows

           Restated for general price-level changes and expressed in
               thousands of constant Chilean pesos (Th.Ch.$) at
            December 31, 2001 and thousands of US dollars (Th.US$)


                                                                       For the years ended December 31,
                                                          -------------------------------------------------------
                                                                        (Restated)
                                                           1999            2000           2001             2001
                                                           ----            ----           ----             ----
                                                          Th.Ch.$         Th.Ch.$        Th.Ch.$          Th.US$
                                                                                                       (See Note 3o)
OPERATING ACTIVITIES
    Net loss for the year                             (19,109,213)    (22,996,814)   (50,099,776)        (76,513)

    Charges (credits) to income that do not
       represent cash movements:

       Depreciation and amortization                     9,751,853      11,825,351     13,600,131          20,770
       Amortization of intangibles                               -         237,639        146,972             224
       Write-offs and provisions                        29,829,286      14,834,073     22,852,232          34,900
       Income accrued on equity investments                (95,958)        (15,547)             -               -
       Accrued losses on equity investments              3,006,495               -        177,517             271
       Amortization of goodwill                            491,136         493,509         13,118              20
       Loss (gain) on sale of property, plant
         and equip                                          64,234          67,759         (6,166)             (9)
       Gain on sale of investments                     (24,393,161)     (1,432,610)             -               -
       Net price-level restatements                      5,839,935       1,819,091      7,236,039          11,051
       Other                                              (407,132)        762,816       (830,271)         (1,268)
                                                      ------------     -----------    -----------     -----------
    Changes in current assets and liabilities:

    Increase in trade debtors                          (11,644,961)     (8,396,999)    (8,964,096)        (13,690)
    (Increase) decrease in trade debtors from                4,418        (640,208)     1,088,733           1,663
      related companies
    decrease in materials and supplies                       7,601               -              -               -
    (Increase) decrease in other current assets          3,112,452      (2,844,494)       497,169             759
    (Increase) decrease in accounts payable             (2,941,444)      5,227,081      7,012,586          10,710
    Increase in interest payable                        12,080,208       2,837,360      9,003,310          13,750
    Increase (decrease) in income taxes payable              8,362        (269,497)        (8,182)            (12)
    Increase (decrease) in other accounts payable        1,596,043       3,647,572      3,041,893           4,646
    (Increase) in value added tax and others (net)        (703,080)       (198,371)      (442,501)           (676)
    Minority interest                                     (107,574)       (380,842)      (287,649)           (439)
                                                      ------------     -----------    -----------     -----------

       Net cash provided by operating activities         6,389,500       4,576,869      4,031,059           6,156
                                                      ------------     -----------    -----------     -----------

FINANCING ACTIVITIES

    Loans obtained                                          15,861         115,109              -               -
    Loans received from related companies                        -         235,736              -               -
    Other sources of financing                             102,689               -              -               -
    Loans repaid                                       (16,745,646)       (453,582)   (13,210,089)        (20,175)
    Repayments of long-term notes payables                       -      (3,406,920)             -               -
                                                      ------------     -----------    -----------     -----------

       Net cash used in financing activities           (16,627,096)     (3,509,657)   (13,210,089)        (20,175)
                                                      ------------     -----------    -----------     -----------

                       TELEX-CHILE S.A. AND SUBSIDIARIES

                     Consolidated Statements Of Cash Flows

           Restated for general price-level changes and expressed in
               thousands of constant Chilean pesos (Th.Ch.$) at
            December 31, 2001 and thousands of US dollars (Th.US$)


                                                                       For the years ended December 31,
                                                          -------------------------------------------------------
                                                                                      (Restated)
                                                           1999            2000           2001             2001
                                                           ----            ----           ----             ----
                                                          Th.Ch.$         Th.Ch.$        Th.Ch.$          Th.US$
                                                                                                       (See Note 3o)
INVESTING ACTIVITIES
    Sales of property, plant and equipment                  36,950          14,566        138,358             211
    Receipts on long-term receivables                   22,800,675      12,996,786              -               -
    Sales of financial investments                               -               -     13,155,511          20,091
    Other investing receipts                                     -         619,070        172,930             264
    Acquisitions of property, plant and equipment       (6,508,714)     (4,928,166)    (5,456,439)         (8,333)
    Permanent investments                                        -        (426,372)             -               -
    Investments in financial instruments                (2,034,307)    (10,113,250)             -               -
    Other loans to related companies                      (118,173)              -              -               -
    Collections of loans from related companies                  -               -        986,168           1,506
    Loans to Entel Chile S.A.                           (1,002,669)              -              -              -
    Other investing disbursements                           (2,057)       (115,315)       (92,365)           (141)
                                                        ----------     -----------     ----------       ---------

    Net cash provided by (used in)
      investing activities                              13,171,705      (1,952,681)     8,904.163          13,598
                                                        ----------     -----------     ----------       ---------
NET CASH FLOW FOR THE YEAR                               2,934,109        (885,469)      (274.867)           (420)

EFFECT OF INFLATION ON CASH
  AND CASH EQUIVALENTS                                     (88,759)       (202,104)       (71,512)           (109)
                                                        ----------     -----------     ----------       ---------
NET CHANGE IN CASH
  AND CASH EQUIVALENTS                                   2,845,350      (1,087,573)      (346.379)           (529)
CASH AND CASH EQUIVALENTS AT THE
  BEGINNING OF THE YEAR                                  2,473,289       5,318,639      4,231,066           6,462
                                                        ----------     -----------     ----------       ---------
CASH AND CASH EQUIVALENTS AT THE END
  OF THE YEAR                                            5,318,639       4,231,066      3,884,687           5,933
                                                        ==========     ===========     ==========       =========

                       TELEX-CHILE S.A. AND SUBSIDIARIES

                     Consolidated Statements Of Cash Flows

           Restated for general price-level changes and expressed in
               thousands of constant Chilean pesos (Th.Ch.$) at
            December 31, 2001 and thousands of US dollars (Th.US$)


SUPPLEMENTARY CASH FLOW INFORMATION

                                                                     For the years ended December 31,
                                                           ----------------------------------------------------
                                                                        (Restated)
                                                             1999          2000           2001             2001
                                                             ----          ----           ----             ----
                                                            Th.Ch.$       Th.Ch.$         Th.Ch.$         Th.US$
                                                                                                       (See Note 3q)

Interest paid                                            1,567,779       5,997,215      1,712,508           2,615
Income tax paid (refund)                                    86,482         104,200        (70,348)           (107)


SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES


a) During the years ended December 31, 2000 and 2001 the Company entered into new capital leases of Th.Ch.$ 551,104 and Th.Ch.$ 6,628,970 related to the acquisition of property, plant and equipment.

b) A portion of the proceeds of the sale of Chilesat Telefonia Personal S.A. on April 19, 1999 amounting to Th.Ch.$ 12,588,131 (Th.US$ 22,000) was granted as a long-term receivable. On December 26, 2000, Smartcom S.A. paid this amount in full.

c) The capital increase dated July 9, 1999 amounting to Th.Ch.$ 29,229,339 (historical amount) was contributed by capitalizing debt (Note 18 a).


The accompanying Notes 1 to 26 are an integral part of these consolidated financial statements

                       TELEX-CHILE S.A. AND SUBSIDIARIES

                Notes To The Consolidated Financial Statements

      Restated for general price-level changes and expressed in thousands of constant Chilean pesos (Th.Ch.$) at December 31, 2001


Note 1 - The Company

Telex-Chile S.A. is a publicly traded company whose stock is quoted on the Chilean Stock Exchanges and is regulated by the Chilean Superintendency of Securities and Insurance ("SVS"). American Depositary Receipts ("ADRs") of the Company have also been traded on the New York Stock Exchange since October 1994 and such ADRs are registered with the United States Securities and Exchange Commission.

Telex-Chile S.A. and subsidiaries (the "Company") is a telecommunications company principally engaged in providing long-distance telephone and related services primarily in Chile and also in other South American countries and the United States. The Company is engaged in the provision of services consisting of (i) public long-distance telephone services; (ii) private long-distance telephone and related business services directly to corporate customers; (iii) basic telephony services in the Santiago metropolitan area (until the disposal of its subsidiary Telesat S.A.) in 1999; and (iv) mobile telephony services (until the disposal of its subsidiary Chilesat Telefonia Personal S.A.) (Note 10 c). Related business services provided by the Company to corporate customers include private long-distance networks for large volume customers, digital leased lines, switched data transmission and telex, as well as video and audio satellite links for broadcasting corporations. Long-distance telephone and related business services are provided through the Company's nationwide network integrating fiber optic cables, microwave stations, digital switches and satellite earth stations, which are connected through satellite and fiber-optic cable systems with the networks of major telecommunications companies around the world that enable the Company to service incoming as well as outgoing international traffic.

As a result of fundamental changes in Chilean telecommunications laws and regulations, a multicarrier system providing public telephone service was implemented during the third quarter of 1994. Under the existing system, end users are required to select a long-distance carrier on a per call basis or pursuant to a service contract. This change enabled the Company to utilize its nationwide network to provide public domestic as well as international long-distance telephone services on an equal access basis throughout Chile.

In February 1998, Telex-Chile S.A. and its subsidiary, Chilesat S.A. (the "Companies") agreed with their financial creditors to the granting of a grace period to coordinate and identify the best manner in which to carry out a process aimed at the strengthening of the Companies' financial situation.

In April 1998, the Companies and their financial creditors signed an agreement to extend the maturities of principal and interest of short-term bank debt to June 19, 1998. The Company agreed to seek for possibilities to reduce its financial debt through the sale of certain non-essential assets.

                       TELEX-CHILE S.A. AND SUBSIDIARIES

In addition, an agreement was reached with the financial creditors, in principle, on a capitalization plan, designed by Deutsche Bank, which contemplated the appropriate level of information to be made available and the participation of the interested creditors. During the formalization and subscription process of a document that contained the conditions that had been agreed for an extension of maturities to December 19, 1998, it became known that a financial institution would not subscribe to the extension. As a result of the foregoing, the Boards of Directors of the Companies agreed to seek judicial protection from their creditors by filing "Preventive Judicial Agreements" containing legal, commercial and financial proposals which basically contained the same terms as those which had been agreed with the assenting financial institutions. Such "Preventive Judicial Agreements" were filed on July 7, 1998, with the support of approximately 76% of the Company's creditors. Subsequent agreements also protected the Company from being declared bankrupt pending its debt restructuring proposal.

The agreements, and various subsequent agreements, granted the postponement of the maturities of certain of the Company's obligations to allow for the implementation of a debt capitalization process and/or the sale of assets of the Company.

On June 11, 1999, Telex-Chile S.A. and its subsidiary Chilesat S.A. agreed with their financial creditors the definitive terms of additional "Preventive Judicial Agreements" filed with the 18th Civil Court of Santiago. The Agreements for Telex-Chile S.A. and Chilesat S.A. were approved with the affirmative vote of 100% of the creditors present, representing 91.29% and 90.26% of the total liabilities having voting rights, respectively.

On October 5, 1999, Telex-Chile S.A. and Chilesat S.A. and their financial creditors implemented the actions and contracts required to comply with the terms of the "Preventive Judicial Agreements." The actions and contracts were as follows:

a)   Telex-Chile S.A.

     The Company paid US$ 13,345,179 in 1999 to the financial creditors out of part of the proceeds from the sale of the Company's investment in Telesat Compania de Telefonos S.A.

     The maturities of liabilities totaling US$ 33,726,004, which include
     US$ 4,521,359 pertaining to liabilities assumed on behalf of its subsidiary Chilesat S.A., were restructured to mature in one installment on October 5, 2001. This debt is collateralized by a lien on the shares of Telex-Chile's subsidiary Texcom S.A.

                       TELEX-CHILE S.A. AND SUBSIDIARIES

     The financial creditors subscribed to 116,242,756 Series A shares issued by the Company pursuant to a capital increase approved at the Shareholders' Meeting held on July 9, 1999 (Note 18 a). These shares were paid through the capitalization of debt in Telex-Chile S.A. and Chilesat S.A. totaling US$ 55 million.

b)   Chilesat S.A.

     Chilesat S.A. paid US$ 22,036,687 in 1999 to the financial creditors out of part of the proceeds from the sale of the Company's investment in Chilesat Telefonia Personal S.A.

     The maturities of liabilities totaling US$ 93,227,481 were restructured as follows:


     - US$ 71,227,481 to be repaid in eight equal semi-annual installments, the first of which matures in April 2001. The amount includes
          US$ 29,368,631 of debt assumed on behalf of its Parent, Telex-Chile S.A.

     - US$ 22,000,000 to be paid in one installment in April 2002. This debt is guaranteed by a lien on the receivable for US$ 22,000,000 that pertains to the balance due from the sale of Chilesat S.A.'s investment in Chilesat Telefonia Personal S.A. (Note 10 c) and e).

     The balance of debt outstanding in Chilesat S.A., after the above restructuring, was capitalized by the financial creditors in Telex-Chile S.A., Chilesat S.A.'s Parent company, as part of the transaction already discussed in Note 1 a) above in which the creditors acquired a 51% interest in the Parent.

     Given that the above represents full and timely compliance with the terms of the Agreements, the 1999 "Preventive Judicial Agreements" have terminated.

c)   Colomsat S.A.

     On December 31, 1999, Colomsat S.A., the Colombian affiliate of the Company's subsidiary Texcom, entered into an agreement with its financial creditors to restructure its outstanding obligations. On March 31, 2001, Colomsat defaulted on a US$ 192,179 interest payment to these creditors. On January 5, 2001, and February 11, 2001, Colomsat also defaulted on payments of US$ 99,450 and US$ 8,789, respectively, to two creditors that were not parties to the December 31, 1999 restructuring agreement. Colomsat filled for protection from its creditors in November, 2001 under the Colombian financial reorganization law No. 550. To date, Colomsat has not paid this amount and is currently engaged in discussions with its financial creditors to reschedule its debt payments.


     2002 Debt Restructuring and Tender Offer Process

     On October 4, 2001, the Company and its principal subsidiary Chilesat S.A. entered into judicial preventive agreements with its creditors setting forth the terms of a possible restructuring of the

                       TELEX-CHILE S.A. AND SUBSIDIARIES

     Company. The agreements with the creditors, were amended on December 28, 2001 and became effective on January 25, 2002. The agreements provided relief for the Company and Chilesat from proceedings during 150 days, commencing on December 28, 2001. As discussed in Note 26, subsequent events in April 2002 a significant portion of the Company's outstanding debt obligations were capitalized and Southern Cross acquired a substantial portion of the Company's stock on the open market to become the controlling shareholder.

                       TELEX-CHILE S.A. AND SUBSIDIARIES

Note 2 - Restatement

The consolidated financial statements for the year ended December 31, 2000 have been restated to recognize a fixed asset impairment charge related to the Company's operations in Venezuela and Colombia in the amount of Th.Ch.$ 2,988,634. The amount of the fixed asset impairment charge was determined based on management's estimates of the realizable value of the underlying fixed assets and, in the case of Venezuela, considering that the company closed the Venezuela operations.


Net loss as previously reported                           Th.Ch.$ (20,008,180)
Adjustment to recognize fixed asset impairment                     (2,988,634)
                                                                  -----------
Net loss as adjusted                                      Th.Ch.$ (22,996,814)
                                                                  ===========


Per share amounts:

Basic loss per share:
Net loss as previously reported
Net loss as previously reported                           Th.Ch.$ (       878)
Adjustment to recognize fixed asset impairment                    (       131)
                                                                  -----------
Net loss as adjusted                                      Th Ch.$ (     1,009)
                                                                  ===========

Note 3 - Summary Of Significant Accounting Policies

a)     Consolidation

     The consolidated financial statements have been prepared in accordance with principles generally accepted in Chile and the specific accounting regulations of the Chilean Superintendency of Securities and Insurance ("Chilean GAAP").

     The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

     The accounts of subsidiaries are included when the Company exercises control, which generally occurs when the Company holds a direct or indirect ownership of more than 50%. All intercompany transactions and balances have been eliminated in consolidation, as well as unrealized income arising from such transactions.

                       TELEX-CHILE S.A. AND SUBSIDIARIES

     The participation of minority shareholders in subsidiaries has been given effect in the consolidated financial statements under minority interest.

     The consolidated financial statements for the years 1999, 2000 and 2001 include the following subsidiaries:


                                                                            Percentage of ownership
                                                               ---------------------------------------------
                 Company                                         1999               2000                2001
                 -------                                        ------             ------              ------
       Chilesat S.A.                                             99.99              99.99               99.99
       Chilesat Servicios Empresariales S.A.                     99.99              99.99               99.99
       Texcom S.A.                                               98.44              98.44               98.44
       Chilesat Redes S.A.                                       99.99                  -                   -
       Landana Properties Inc.                                  100.00             100.00              100.00
       Telex Chile Overseas Ltd.                                100.00             100.00              100.00
       Telsys S.A.                                                   -             100.00              100.00



     At December 31, 1999, 2000 and 2001, the consolidated financial statements also include the assets and liabilities of the following foreign subsidiaries of Texcom S.A.:


                                                                      Percentage of ownership by Telex Chile
                                                                 --------------------------------------------
                   Company                                       1999                2000                2001
                   -------                                       ----                ----                ----
       Colomsat S.A.                                             93.38              93.44               93.56
       Alliston Properties, Inc.                                 98.44              98.44               98.44
       Telecommunications Investments
         Joint Venture                                           88.59              88.59               88.59
       NACS Communications Inc.                                  88.59              88.59               88.59
       Perusat S.A.                                              91.04              93.67               93.67
       Kroll S.A.                                                98.44              98.44               98.44
       Texcom Telecomunicaciones C.A.                            98.44              98.44                   -


     The subsidiaries which are in a development stage (Note 11 b) have not been consolidated in compliance with the regulations of the Chilean Superintendency of Securities and Insurance.

     The most significant changes and events relating to these companies are as follows:

     Colomsat S.A.

     On September 1, 1999, Texcom S.A. subscribed and paid for 3,094,228 shares issued as a result of a capital increase in Colomsat S.A. In addition, Texcom S.A.'s subsidiary, Texcom Chile S.A., subscribed and paid a further 618,494 shares. After the foregoing, the participation of Texcom S.A and Texcom Chile S.A. in Colomsat S.A. amounted to 94.86% and 3.09%, respectively.

                       TELEX-CHILE S.A. AND SUBSIDIARIES

     On December 31, 1999, Colomsat S.A. signed a restructuring agreement with its domestic financial creditors relating to debts totaling approximately 15 million Colombian pesos ("Col$"). The restructuring was based on the achievement of the business plan projected for 2000 that contemplated investments of US$ 2.9 million. The agreement establishes that at least half of the investments (US$ 1.45 million) would be financed with capital contributions to be made by the Parent company and the remainder may be financed with loans from the Parent on terms similar to those of the restructured debt.

     On July 29, 2000, Colomsat S.A. increased its capital by Th.Ch.$ 93,455 (historical value) equivalent to 203,075 shares that were fully subscribed and paid by Texcom S.A. thereby increasing its participation to 94.92%.

     On August 11, 2001, Colomsat S.A. increased its capital by Th.Ch.$ 121,680 (historical value) equivalent to 461,564 shares that were fully subscribed and paid by Texcom S.A. thereby increasing its participation to 95.04%.


     Telex-Chile Overseas Ltd.

     On November 12, 1999 and December 23, 1999, Telex-Chile S.A. made capital contributions to Telex Chile Overseas Ltd. of Th.Ch.$ 1,715,287 (historical pesos) and Th.Ch.$ 1,203,750 (historical pesos), equivalent to 3,170,000 and 2,250,000 shares, respectively. These capital contributions were made in order to provide Telex Chile Overseas Ltd. with the financial resources needed to discharge the liabilities assumed as part of the financial restructuring of Telex-Chile S.A. and its subsidiaries.

     On March 20, 2000, Telex-Chile S.A. made a capital contribution of Th.Ch.$ 59,869 equivalent to 119,282 shares.

     On May 30, 2000, Telex-Chile S.A. made a capital contribution of Th.Ch.$1,154,340 equivalent to 2,200,000 shares.

     On June 22, 2000, Telex-Chile S.A. made a capital contribution of Th.Ch.$ 224,406 equivalent to 420,000 shares.

     On December 26, 2000, Telex-Chile S.A. made a capital contribution of Th.Ch.$ 295,404 equivalent to 515,000 shares.

     On June 27, 2001, Telex-Chile S.A. made a capital contribution of Th.Ch.$ 272,310 equivalent to 435,000 shares.

     Chilesat Redes S.A.

     On April 12, 2000 Chilesat S.A. absorbed its subsidiary Chilesat Redes S.A., by acquiring 85,382 shares, equal to 0.85% of share participation previously held by Chilesat Servicios Empresariales S.A and therefore the assets and liabilities of the aforementioned Company have been presented as part of the financial statements of Chilesat S.A included herein.

                       TELEX-CHILE S.A. AND SUBSIDIARIES

     Telsys S.A.

     On April 20, 2000, Telex-Chile S.A. and Chilesat S.A. acquired 166,666 and 1 share from Sonda S.A., respectively, equivalent to the remaining
     50% of the participation maintained in the affiliate Telsys S.A. that the company did not previously own. Consequently, the balances of Telsys S.A. are included in the consolidated financial statements of Telex-Chile S.A beginning at that date. Prior to this date, the company owned 50% in Telsys S.A. and accounted for the entity under the equity method.

     On April 28, 2000, Telsys S.A. distributed dividends amounting to Th.Ch.$ 392,102 as agreed at the General Shareholder's Meeting held on April 20, 2000.


     Texcom Telecomunicaciones C.A.

     During November 2001, this subsidiary closed its business operations.


b)   Price-level restatements

     The consolidated financial statements, which are expressed in Chilean pesos, have been restated to reflect the effects of variations in the purchasing power of the local currency during each year. For this purpose, and in conformity with current Chilean regulations, non-monetary assets and liabilities, equity accounts and income and expense accounts have been restated each year in terms of year-end constant pesos. The resulting net charge or credit to income arises as a result of the gain or loss in purchasing power from the holding of monetary assets and liabilities exposed to the effects of inflation. In accordance with Chilean tax regulations and accounting practices, the restatements were calculated based on the official Consumer Price Index (CPI) of the National Institute of Statistics, which was 2.6%, 4.7% and 3.1% for the years ended November 30, 1999, 2000 and 2001, respectively. The index is based on the "prior month rule," pursuant to which the inflation adjustments are based on the Consumer Price Index at the close of the month preceding the close of the respective period or transaction. This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in the country. Consequently, this index is widely used for financial reporting purposes in Chile. For comparative purposes, the consolidated financial statements for the years ended December 31, 1999 and 2000 and the amounts disclosed in the related footnotes have also been restated in terms of Chilean pesos of December 31, 2001 purchasing power.

     The above-mentioned price-level restatements do not purport to present appraised or replacement values and are only intended to restate all non-monetary financial statement components in terms of local currency of similar purchasing power and to include in the net result for each year the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

     Certain assets and liabilities are denominated in UF units (Unidades de Fomento). A UF is a Chilean inflation-indexed peso-denominated monetary unit which is set daily in advance based on changes in the CPI. The adjustments to the closing value of UF-denominated assets and liabilities are included in the price-level restatement account in the consolidated statements of operations. Each UF was equivalent to Ch.$ 15,066,96, Ch.$ 15,769,92 and Ch.$ 16,262.66 at December 31, 1999, 2000 and 2001,
     respectively.

                       TELEX-CHILE S.A. AND SUBSIDIARIES

c)   Assets and liabilities in foreign currency

     Balances in foreign currency included in the consolidated balance sheets have been translated into Chilean pesos at the Observed Exchange Rates determined by the Central Bank of Chile in effect at the year-end historical rates of Ch.$ 573.65 and Ch.$ 654.79 per US$ 1 in 2000 and 2001, respectively.


d)   Time deposits

     Time deposits are stated at cost plus interest accrued at each year end.


e)   Allowance for doubtful accounts


     The Company has established an allowance for all doubtful accounts at each year-end based on the aging of the accounts and considering the Company's historical recovery rate.


f)   Other current assets

     The balances mainly correspond to unbilled services, valued at the tariffs contracted for the respective services. The balance also includes time deposits given in guarantee, valued at cost plus accrued interest and adjustments through the year-end. In addition, these balances includes investments in rights or property of movable assets with sellback agreements, valued at cost plus interest at each year-end.


g)   Property, plant and equipment

     Property, plant and equipment are stated at cost plus price-level restatements, and include actual construction and financing costs incurred until the assets are in a condition to be used, applying the average cost of financing.

     Depreciation is calculated by the straight-line method over the estimated remaining useful lives of the assets.

     Assets acquired under capital lease contracts are shown at the present value of each contract, calculated by discounting the value of installments and the purchase option at the interest rate implicit in each respective contract. The respective liability is shown at the net present value of the principal payments.

                       TELEX-CHILE S.A. AND SUBSIDIARIES

h)   Investments in related companies

     Investments in companies in which the Company's participation exceeds 10%, but is 50% or less than 50% are accounted for using the equity method. The Company's proportionate share in net income and losses is recognized in non-operating expenses in the consolidated statements of operations, after eliminating any unrealized profits or losses from transactions between related companies.

     The financial statements of the non-Chilean subsidiaries of Telex-Chile have been converted to Chilean pesos in accordance with Technical Bulletin No. 64, "Accounting for Investments Abroad," of the Chilean Institute of Accountants, as follows:

     Investments with the Chilean pesos as the functional currency:

     - Monetary assets and liabilities are translated at the year-end exchange rate.

     - Non-monetary items, primarily property, plant and equipment and shareholders' equity, are shown at cost or contribution value adjusted by changes in the Chilean CPI during the year.

     - Income statement accounts are translated into Chilean pesos at the exchange rate prevailing at the end of the month in which the transactions occur.

     - Exchange differences resulting from the above translation are charged or credited to income for the year.

     Investments with the US dollars as the functional currency:

     - Assets, liabilities and income statement accounts are translated at the exchange rate prevailing at the end of each month.

     - Unrealized exchange differences generated as a result of this translation are recorded in the foreign currency translation adjustment section of the other reserves in account in shareholders' equity.

i)   Goodwill

     Goodwill represents the difference between the acquisition cost of shares of related companies and the recorded equity value of these investments at the date of the acquisition. These differences are amortized over a maximum period of 20 years. In addition, the Company evaluates this period on a regular basis considering such factors as prior period and forecasted net income or losses and other relevant factors.

j)   Severance indemnities

     The Company has not contracted with their personnel and thus are not obligated to pay indemnities based on years of service. Amounts actually paid in accordance with Chilean law are charged to income as incurred.

                       TELEX-CHILE S.A. AND SUBSIDIARIES

k)   Employee vacations

     The cost of vacations is recognized in the financial statements on an accrual basis as the vacations are earned by the employees.


l)   Deferred income taxes

     Effective January 1, 2000, in accordance with Technical Bulletins No. 60 and No. 71 of the Chilean Institute of Accountants and Circular No. 1466 of the SVS, deferred taxes related to all temporary differences are recorded.

m)   Revenue recognition

     The Company recognizes revenue when services are provided.

     International long-distance:

     Subscriber revenues

     Revenues from subscribers for international telephone services are recognized as the services are provided. Services provided but not billed at each year end are included in other current assets.


     International long-distance traffic

     The Company has entered into operating agreements with foreign correspondents under which long-distance traffic is both delivered and received. Under these agreements, the Company is entitled to receive, international traffic from each foreign correspondent in approximately the same proportion as the Company's participation in international traffic delivered to that correspondent from Chile. The net exchange of traffic is collected or paid on the basis of the rates established in the respective agreements. Revenue is recognized on a gross basis based on contracted rates.


     Domestic long-distance traffic

     Domestic long-distance telephone revenues are recorded on the basis of calls made and measured at switching centers, considering the contracted or prevailing tariffs for each service. Calls made, but not yet billed are included in other current assets.

                       TELEX-CHILE S.A. AND SUBSIDIARIES

n)   Consolidated statements of cash flows

     For purposes preparing of the consolidated statements of cash flows, and in accordance with Technical Bulletin No. 50 issued by the Chilean Institute of Accountants, the Company considers all highly liquid investments with a remaining maturity of less than three months at the closing date of the financial statements to be cash equivalents. Cash and cash equivalents are summarized as follows:


                                                                              At December 31,
                                                             --------------------------------------------------
                                                              1999                 2000                 2001
                                                              ----                 ----                 ----
                                                              Th.Ch.$             Th.Ch.$               Th.Ch.$
       Cash                                                  4,258,559             678,820              816,833
       Time deposits and other cash equivalents              1,060,080           3,145,500              539,453
       Repurchase agreements (Note 9)                                -             428,257            2,532,492
       Other                                                         -             (21,511)              (4,091)
                                                             ---------           ---------            ---------
       Total                                                 5,318,639           4,231,066            3,884,687
                                                             =========           =========            =========

     Cash flows provided by operating activities include all cash flows related to the Company's primary business activities, including interest paid, interest income and, in general, all cash flows which are not defined as being part of investing or financing activities. It should be noted that the concept of operations applied in the preparation of this statement is broader than that used in the consolidated statement of operations.

     Certain reclassifications have been made in the Chilean GAAP consolidated statements of cash flow in order to comply better with the presentation under US GAAP.

o)   Basis of translation to US dollars

     The Company maintains its accounting records and prepares its financial statements in Chilean pesos. The United States dollar amounts disclosed in the accompanying December 31, 2001 consolidated financial statements are presented solely for the convenience of the reader at the December 31, 2001 exchange rate of Ch.$ 654.79 per US$ 1. This translation should not be construed as representing that the Chilean peso amounts actually represent or have been, or could be, converted into United States dollars.

                       TELEX-CHILE S.A. AND SUBSIDIARIES

Note 4 - Changes In Accounting Estimate


In conformity with Circular No. 1466 of the Chilean Superintendency of Securities and Insurance and Technical Bulleting Nos. 60 and 71 of the Chilean Association of Accountants, beginning on January 1, 2000, the Company recognized the effect of deferred taxes. Accordingly, the cumulative effect of adopting this standard is recorded in asset and liability complementary accounts that will be amortized over the average useful life of the corresponding net asset. This change in accounting principle resulted in a net credit to income for the year of Th.Ch$ 1,882,351 and Th.Ch$ 503,230 in 2000 and 2001, respectively.


As explained in Note 10, the subsidiaries Chilesat S.A. and Chilesat Servicios Empresariales S.A. conducted an analysis and inventory of property, plant and equipment consequently modified the estimated useful life of certain assets in December 2000. This resulted in additional depreciation expense, as compared to prior period in the amount of charge to income of Th.Ch.$ 1,346,425 and Th.Ch. $152,717 in 2001 and 2000, respectively.

                       TELEX-CHILE S.A. AND SUBSIDIARIES

Note 5 - Price-Level Restatements

The price-level restatements are determined under Chilean GAAP by restating assets and liabilities as follows:


                                                                                                       (Charge) credit to income
                                       UF                                         Foreign exchange
                                     ----------------------------------------------------------------------------------------------
                                      1999              2000             2001             1999            2000           2001
                                      ----              ----             ----             ----            ----           ----
                                     Th.Ch.$           Th.Ch.$          Th.Ch.$          Th.Ch.$         Th.Ch.$        Th.Ch.$
                                     -------           -------          -------          -------         -------        -------
Restatement of equity                      -                -                -                 -              -               -
Restatement of:
    Current assets                   578,334          997,374          528,844         8,851,174      2,598,456         963,519
    Property, plant and equipment          -                -                -                 -              -               -
    Other assets                     401,381          559,766          451,429         1,413,546      1,589,172       3,847,034
    Current liabilities             (904,678)        (878,371)        (507,830)      (11,811,643)    (4,244,019)     (5,395,707)
    Long-term liabilities           (701,608)      (1,372,321)        (953,507)       (5,971,376)    (2,263,237)     (5,538,303)
                                    --------       ----------         --------        ----------     ----------      ----------
    (Charge) credit to income       (626,571)        (693,552)        (481,064)       (7,518,299)    (2,319,628)     (6,123,457)
Restatement of income statement
  accounts                                 -                -                -                 -              -               -
                                    --------       ----------         --------        ----------     ----------      ----------
    Balance in Price-level
    restatements account            (626,571)        (693,552)        (481,064)       (7,518,299)    (2,319,628)     (6,123,457)
                                    ========       ==========         ========        ==========     ==========      ==========




                                      -----------------------------------
                                         (Charge) credit to income
                                           CPI                                            Total
                                      -----------------------------------

                                            1999             2000          2001            1999          2000           2001
                                            ----             ----          ----            ----          ----           ----
                                           Th.Ch.$          Th.Ch.$       Th.Ch.$         Th.Ch.$       Th.Ch.$        Th.Ch.$
                                           -------          -------       -------         -------       -------        -------

Restatement of equity                    (967,772)     (1,992,868)       (643,643)       (967,772)    (1,992,868)      (643,643)
Restatement of:
    Current assets                         80,962         828,548         342,463       9,510,470      4,424,378      1,834,826
    Property, plant and equipment       3,078,424       5,390,701       3,427,283       3,078,424      5,390,701      3,427,283
    Other assets                          752,695       1,260,753         177,866       2,567,622      3,409,691      4,476,329
    Current liabilities                   (11,768)         51,214      (1,403,001)    (12,728,089)    (5,071,740)    (7,306,538)
    Long-term liabilities                (261,390)     (4,103,276)     (2,287,337)     (6,934,374)    (7,738,834)    (8,779,147)
    (Charge) credit to income           2,671,151       1,435,072        (386,409)     (5,473,719)    (1,578,108)    (6,990,890)
                                       ----------      ----------      ----------     -----------     ----------     ----------
Restatement of income statement
  accounts                               (366,216)       (240,983)       (245,149)       (366,216)      (240,983)      (245,149)
                                       ----------      ----------      ----------     -----------     ----------     ----------
    Balance in Price-level
    restatements account                2,304,935       1,194,089        (631,518)     (5,839,935)    (1,819,091)    (7,236,039)
                                       ==========      ==========      ==========     ===========     ==========     ==========


                       TELEX-CHILE S.A. AND SUBSIDIARIES

Note 6 - Accounts Receivable

Accounts receivable are summarized as follows:


                                                      At December 31,
                                                  2000                2001
                                                  ----                ----
                                                 Th.Ch.$             Th.Ch.$

Trade accounts receivable                       8,875,172           6,275,802
Notes receivable                                1,984,956           1,826,970
Other receivables                               1,196,686           1,218,928
Allowance for doubtful accounts                (7,464,074)         (4,821,772)
                                                ---------           ---------
    Total                                       4,592,740           4,499,928
                                                =========           =========


Note 7 - Recoverable Taxes

Recoverable taxes are summarized as follows:

                                                      At December 31,
                                                  2000              2001
                                                  ----              ----
                                                 Th.Ch.$           Th.Ch.$

VAT fiscal credit (Chile)                        530,484            537,286
Recoverable income taxes                          65,658             15,641
VAT balance (Colombia)                            77,890             18,229
Withholdings (Colombia)                          185,087            192,656
Advance income tax payments (Peru)                12,099             14,235
VAT (Peru)                                        16,990             77,926
Credit for absorbed income                             -             27,153
                                               ---------          ---------
    Total                                        888,208            883,126
                                               =========          =========

                       TELEX-CHILE S.A. AND SUBSIDIARIES

Note 8 - Prepaid Expenses


Prepaid expenses are summarized as follows:
                                                            At December 31,
                                                          2000           2001
                                                          ----           ----
                                                         Th.Ch.$        Th.Ch.$

Licenses, rentals and insurance premiums                  83,338        51,882
Rentals of  lines                                         27,950        24,286
Prepaid publicity and marketing expenses                 126,585       193,522
Debt issuance costs                                      285,202             -
Prepaid traffic                                                -        11,614
Reimbursements of expenses, Chilectra S.A.                 6,422             -
Others                                                    50,677        79,579
                                                        --------      --------
    Total                                                580,174       360,883
                                                        ========      ========


Note 9 - Other Current Assets


Other current assets are summarized as follows:
                                                            At December 31,
                                                         2000          2001
                                                         ----          ----
                                                        Th.Ch.$       Th.Ch.$

Unbilled services                                      3,381,910     2,946,340
Time deposits and securities in
   guarantee (1) and (2)                              13,188,096        40,014
Deposits in guarantee (3)                                  3,616        22,074
Other short term investments repurchase agreements       432,620     2,532,992
Other                                                          -         3,635
                                                      ----------    ----------
    Total                                             17,006,242     5,544,555
                                                      ==========    ==========

(1) Time deposits reserved for debt payments in compliance with the terms of the Debt Restructuring Agreement dated October 5, 1999.

(2) Relates to a deposit to cover possible contingencies related to the sale of an investment in Datacom S.A. given that in 2000 the company recovered US$ 800,000 of this deposit. In June, 2001 the remaining portion of this deposit was recovered.

(3) Guarantee deposit to support a loan granted by Banco Della Suizzera Italiana to Perusat S.A.

                       TELEX-CHILE S.A. AND SUBSIDIARIES

Note 10 - Property, Plant And Equipment


a)   Property, plant and equipment are summarized as follows:

                                                          At December 31,
                                                       2000              2001
                                                       ----              ----
                                                      Th.Ch.$           Th.Ch.$

Land                                                   952,726         965,958

Buildings and installations                          6,797,036       6,306,848

Machinery and equipment                             80,327,711      71,503,099

Other fixed assets:
    Furniture                                        5,620,127       5,933,831
    Vehicles                                           205,107         224,748
    Leased assets                                   14,429,640      17,891,607
    Basic long-distance telephone network           40,552,650      40,543,178
    Subscriber networks                              1,396,955       1,416,813
    Other                                              902,010         410,440

    Property, plant and equipment (gross)          151,183,962     145,196,522
Accumulated depreciation and amortization          (43,446,301)    (56,949,601)
                                                   -----------     -----------
    Property, plant and equipment (net)            107,737,661      88,246,921
                                                   ===========     ===========


During 2000, the Company performed a study of its property, plant and equipment which included a full physical inventory. As a result of this analysis, the Company reclassified certain assets within the fixed asset categories. Effective December 1, 2000 the Company also changed the useful lives of certain fixed asset categories.

The Parent Company and its subsidiaries Chilesat S.A. and Chilesat Servicios Empresariales S.A. during 2001 performed a technical study related to the obsolescence of certain fixed assets. The amount of the obsolescence (Th.Ch.$ 11,008,798) was written-off in 2001.


Estimated useful lives of the principal categories of property, plant and equipment are as follows:



                                                           Years
                                                   ---------------------
                                                   2000             2001
                                                   ----             ----

Buildings and installations                       25-57            25-60
Machinery and equipment                            5-10             3-10
Other fixed assets                                 2-20             3-10

                       TELEX-CHILE S.A. AND SUBSIDIARIES

b)   Leased assets


     At December 31, 2000 and 2001, the Company had the following assets under capital leases:


                                                    At December 31,
                                                2000               2001
                                                ----               ----
                                               Th.Ch.$            Th.Ch.$

       Buildings                              5,733,889         2,900,468
       Plant and equipment                    2,605,991         8,921,236
       Fiber optic network                    6,069,903         6,069,903
       Vehicles                                  19,857                 -
                                             ----------        ----------
           Total (gross)                     14,429,640        17,891,607
       Accumulated amortization              (1,877,033)       (3,250,203)
                                             ----------        ----------
           Total (net)                       12,552,607        14,641,404
                                             ==========        ==========


     Assets acquired under capital leases are not legally owned by the Company until it exercises its purchase option. Accordingly, the Company may not freely dispose of them.

     Depreciation expense for leased assets was Th.Ch.$ 597,776, Th.Ch.$ 1,220,885 and Th.Ch.$ 1,743,052 in 1999, 2000 and 2001, respectively.


     c) Fixed asset financing costs

     Financing costs capitalized were Th.Ch.$ 535,439 and Th.Ch.$ 64,950 and none in 1999, 2000 and 2001, respectively.


Note 11 - Other Assets


Other assets are summarized as follows:
                                                     At December 31,
                                                 2000              2001
                                                 ----              ----
                                                Th.Ch.$           Th.Ch.$

Investments in related companies                   9,742            6,529
Investments in other companies                       293              293
Goodwill (net)                                   147,808          136,469
Long-term receivables from
 related companies (Note 21)                     999,971          886,787
Other (Note 11 e)                                912,747          305,421
                                               ---------        ---------
Total other assets                             2,070,561        1,335,499
                                               =========        =========

                       TELEX-CHILE S.A. AND SUBSIDIARIES

a) Investments in related companies at December 31 of each year are summarized as follows:


                     Percentage Holding    Equity of Issuer    Proportional Equity Value    Proportional result

Entity                  2000    2001       2000        2001         2000        2001         2000         2001
                        ----    ----       ----        ----         ----        ----         ----         ----
                         %        %      Th.Ch.$      Th.Ch$      Th.Ch.$      Th.Ch.$     Th.Ch.$      Th.Ch.$

Melbourne
International          19.90    19.90    (28,196)    (923,366)          -            -       15,547     (177,517)
Communications Ltd.
Net-Chile S.A.        100.00   100.00      9,673        6,461       9,673        6,461            -            -
Austral S.A. (1)        0.06     0.06          -            -          69           68            -            -
                                                                  -------     --------      -------     --------

Total                                                               9,742        6,529       15,747     (177,517)
                                                                  ========    ========      =======     ========


The investments above, are considered to be essential to the Company's business.

(1)  This investment is presented at restated cost.


     b) Summarized financial statements of subsidiaries in the development stage at December 31, 2001, are as follows:


                                  Total                 Total             Shareholders'        Accumulated
          Entity                  assets              liabilities             equity              deficit
          ------                 -------             ------------          -----------           ---------
                                 Th.Ch.$               Th.Ch.$               Th.Ch.$             Th.Ch.$

          Net-Chile S.A.           7,737               1,276                  6,461               (4,034)


     c) The most significant events relating to these investments are as follows:

          Net-Chile S.A.

          On August 2, 2000, Chilesat S.A. and its subsidiary, Chilesat Servicios Empresariales S.A., formed Net-Chile S.A. with share capital of Th.Ch.$ 10,000 (historical value) divided into 1,000,000 shares of which Chilesat S.A. subscribed and paid Th.Ch.$ 9,900 (historical value) equivalent to 990,000 shares and Chilesat Servicios Empresariales S.A. subscribed and paid Th.Ch.$ 100 (historical value) equivalent to 10,000 shares.

          The Company's business objective is the provision of all types of telecommunication services. Net-Chile S.A. will commercialize Internet access services to the public utilizing the Company's network assets.

                       TELEX-CHILE S.A. AND SUBSIDIARIES

     d)   Goodwill

          Goodwill, net of accumulated amortization at December 31 of each year, arose from the purchase of the following subsidiaries:

                                                 At December 31,
                                                 ---------------
                                              2000               2001
                                              ----               ----
                                              Th.Ch.$          Th.Ch.$

          Telecommunications Investments
             Joint Venture                      18,258          13,472
          Telsys S.A.                          129,550         122,997
                                             ---------        --------
          Total                                147,808         136,469
                                             =========        ========


          During December 2000, the Company wrote-off the entire goodwill related to the investments in Texcom S.A., Colomsat S.A. and Landana Properties Inc. This write-off considered historical results and forecasted losses, cash flows from operating activities and other relevant events.


     e)   Other assets

          Other assets - other at December 31 of each year are summarized as follows:

                                                       At December 31,
                                                       ---------------
                                                   2000                2001
                                                   ----                ----
                                                  Th.Ch.$            Th.Ch.$


          Trademarks and other intangibles          1,154                  -
          Guarantee deposits                       88,175             99,168
          Rights to telephone lines                40,621                  -
          Right for the use of frequency          201,677            196,261
          Deferred taxes (Note 16 b)              561,655                  -
          Other                                    19,465              9,992
                                                ---------          ---------
              Total                               912,747            305,421
                                                =========          =========

                       TELEX-CHILE S.A. AND SUBSIDIARIES

Note 12 - Short-Term Bank Loans


Short-term bank loans are summarized as follows:
                                                      At December 31,
                                                2000                  2001
                                                ----                  ----
                                               Th.Ch.$               Th.Ch.$
Payable in:
United States dollars                           19,426                21,606
Other foreign currencies                        13,126                   499
                                              --------              --------
                                                32,552                22,105
                                              ========              ========

Note 13 - Long-Term Debt


Long-term liabilities are summarized as follows:

                                                      At December 31,
                                               2000                  2001
                                               ----                  ----
                                              Th.Ch.$               Th.Ch.$

Long-term bank loans                        85,822,805            85,392,944
Leasing obligations                          8,676,486            15,742,088
Notes payable (1)                            2,449,656             2,588,055
Deferred customs duties                        474,119               579,125
Accrued liabilities, long-term (Note 15)             -             4,740,705
Other                                          155,163               278,449
                                          ------------          ------------
      Total long-term debt                  97,578,229           109,321,366

Less:  Current portion                     (44,468,801)          (88,235,618)
                                          ------------          ------------
      Long-term portion                     53,109,428            21,085,748
                                          ============          ============

(1) Corresponds primarily to a liability arising from purchases of equipment from Telrad Telecommunications Elect. Ind. Ltd., at a variable interest rate.

                                                       For the years ended
                                                           December 31,
                                                      2000              2001
                                                      ----              ----
                                                         %                 %
Weighted average interest rates are:

                       TELEX-CHILE S.A. AND SUBSIDIARIES

Long-term bank loans                                  9.89              9.03
Leasing obligations (UF)                              9.16              9.10
Leasing obligations (US dollars)                         -             10.56
Notes payable                                         6.03              5.52
Deferred customs duties                              13.07              9.44

                       TELEX-CHILE S.A. AND SUBSIDIARIES

Scheduled principal payments for long-term debt at December 31, 2001 are as follows:

 Principal payments during
the years ending December 31,
                                                                   Th.Ch.$
                                                                   -------

2002                                                              88,235,618
2003                                                               5,883,665
2004                                                               2,930,458
2005                                                               6,192,599
2006                                                                 519,637
2007 and thereafter                                                5,559,389
                                                                ------------
Total                                                            109,321,366
                                                                ============


Long-term debt, including the current portion, are payable in the following currencies:

                                                     At December 31,
                                               2000                  2001
                                               ----                  ----
                                              Th.Ch.$               Th.Ch.$

United States dollars                       72,044,949            79,157,603
Inflation linked-units (UFs)                19,972,725            23,129,660
Other foreign currencies                     5,560,555             7,034,103
                                           -----------           -----------
      Total                                 97,578,229           109,321,366
                                           ===========           ===========

                       TELEX-CHILE S.A. AND SUBSIDIARIES

The Company restructured certain obligations on October 5, 1999. The terms under the Restructuring Agreement (Note 1) are as follows:


Telex-Chile S.A.


Term:               Two years (one lump-sum payment on October 5, 2001)
Interest rates:     Principal in Chilean pesos      TIP 30-89 day rate + 2% (1)
                    Principal in UFs                TAB 180 day rate + 2% (2)
                    Principal in US dollars         LIBOR 180 day rate + 3%
Interest payments:  Calculated and paid semi-annually on the outstanding principal beginning on April 5, 2000.

(1) TIP = Average Internal Rate. Banking industry's average interest rate for loans and deposits.

(2) TAB = Active Banking Rate. Rate calculated by the Association of Banks and Financial Institutions on the basis of maximum interest payable on deposits plus reserve requirement and inflation.

At December 31, 2001, Telex-Chile S.A.'s restructured principal amounts to Th.Ch.$ 19,110,213

Chilesat S.A.

Term:               Five years (one-year grace period and four years of
                    principal repayment)
Principal
  amortization:     Eight equal semi-annual installments from April 5, 2001
Interest rates:     Principal in Chilean pesos and UFs    TAB 90 day rate + 2%
                    Principal in US dollars               Libor 90 day rate + 3%
Interest payments:  Calculated and paid quarterly on the outstanding principal beginning on January 5, 2000.

A portion of Chilesat S.A.'s principal was guaranteed by the long-term receivable from Smartcom S.A. totaling Th.Ch.$ 12,209,632. On December 26, 2000, Smartcom S.A. paid this amount in full to the Company, and on January 5, 2001, the Company used these proceeds to pay the guaranteed principal amount to the creditors.


At December 31, 2001, Chilesat S.A.'s restructured principal amounts to Th.Ch.$ 50,597,994


The Company has certain financial covenants set by loan agreements restricting asset disposals and requiring the maintenance of certain financial ratios (Note 20 e).


As explained in Note 1, the Company entered into agreements with the majority its creditors in October 2001 that resulted in the capitalization of the majority of the Company's obligations in April 2002. (Note 25).

                       TELEX-CHILE S.A. AND SUBSIDIARIES

Note 14 - Accounts And Notes Payable


Accounts payable are summarized as follows:

                                                                                      At December 31,
                                                                                 2000                  2001
                                                                                 ----                  ----
                                                                                Th.Ch.$               Th.Ch.$
Trade accounts payable to foreign correspondents                              6,819,954             9,459,759
Other trade accounts payable                                                  3,758,581             4,689,374
                                                                            -----------           -----------
      Total                                                                  10,578,535            14,149,133
                                                                            ===========           ===========


Note 15 - Accrued Expenses, Provisions And Withholdings Payable

Accrued expenses, provisions and withholdings are summarized as follows:

Short-term:

                                                                                      At December 31,
                                                                                 2000                  2001
                                                                                 ----                  ----
                                                                                Th.Ch.$               Th.Ch.$
Vacation accrual                                                                616,930               420,343
Provision for costs and expenses                                                589,755               339,951
Severance indemnities and severance foreign subsidiaries                        139,151                22,794
Provision for taxes and duties                                                  415,564                     -
Withholdings                                                                    818,200               683,313
Other                                                                           566,344               475,116
                                                                            -----------           -----------
      Total                                                                   3,145,944             1,941,517
                                                                            ===========           ===========

Long-term (Note 13):

                                                                                      At December 31,
                                                                                 2000                  2001
                                                                                 ----                  ----
                                                                                Th.Ch.$               Th.Ch.$

Current accounts with related companies                                               -             3,326,564
Negative equity on investments in related companies                                   -             1,414,141
                                                                            -----------           -----------
      Total                                                                           -             4,740,705
                                                                            ===========           ===========

                       TELEX-CHILE S.A. AND SUBSIDIARIES

Note 16 - Income And Other Taxes



a) At December 31, 2000 and 2001, Telex-Chile S.A. and its subsidiaries listed below made no provision for First Category income tax as they have accumulated tax losses as follows:

                                                                                      At December 31,
                                                                                 2000                  2001
                                                                                 ----                  ----
                                                                                Th.Ch.$               Th.Ch.$
       Telex-Chile S.A.                                                      26,342,600            33,211,591
       Texcom S.A.                                                              591,753               653,752
       Chilesat S.A.                                                          9,683,856            29,353,124
       Chilesat Servicios Empresariales S.A.                                  5,912,712             6,886,880
       Telsys S.A.                                                               47,768               134,687
       Foreign subsidiaries                                                  10,739,958            15,140,322


       Certain foreign subsidiaries pay minimum income taxes regardless of incurred tax losses. Such provisions have been recorded for Alliston Properties, Inc. and Colomsat S.A.


       The provisions for income and other taxes are recorded as recoverable taxes as follows:

                                                                                      At December 31,
                                                                                 2000                  2001
                                                                                 ----                  ----
                                                                                Th.Ch.$               Th.Ch.$

       Article 21 tax on non-deductible expenses                                15,170                13,348
       Advance income tax payments and other credits                           (80,828)              (28,989)
                                                                             ---------             ---------

       Recoverable taxes (Note 7)                                              (65,658)              (15,641)
                                                                             =========             =========

                       TELEX-CHILE S.A. AND SUBSIDIARIES

         The charge to income for income taxes is summarized as follows:

                                                                         For the years ended December 31,
                                                                -----------------------------------------------
                                                                 1999               2000                 2001
                                                                 ----               ----                 ----
                                                                Th.Ch.$            Th.Ch.$              Th.Ch.$
       Income taxes from local subsidiaries:
             Chilesat Redes S.A.                                20,077                   -                    -
       Income taxes from foreign subsidiaries:
             Alliston Properties Inc.                           22,461              24,210                    -
             Colomsat S.A.                                      85,212              70,363               41,688
             NACS Communications Inc.                                -               4,154                    -
             Telsys S.A.                                             -              (4,086)                   -
       Article 21 tax on non-deductible expenses
             Telex-Chile S.A.                                    7,535               8,053                4,850
             Chilesat S.A.                                       9,805              12,890               10,376
             Chilesat Servicios Empresariales S.A.               1,722               1,906                1,651
             Texcom S.A.                                             -                 435                  286
             Telsys S.A.                                             -                   -                1,371
       Article No. 59 withholding tax
             Chilesat S.A                                            -             117,355               32,466
                                                            ----------          ----------           ----------
             Subtotal                                          146,812             235,280               92,688
                                                            ----------          ----------           ----------
       Other credit to income                                        -                   -              (83,316)
                                                            ----------          ----------           ----------
             Subtotal                                                -                   -              (83,316)
       Deferred Taxes
       Telex-Chile S.A.                                              -            (170,648)             165,516
       Chilesat S.A.                                                 -            (317,786)             308,230
       Chilesat Servicios Empresariales S.A.                         -             (45,259)              43,899
       Texcom S.A                                                    -             (12,828)              12,441
       Telsys S.A.                                                   -             (15,132)              14,677
                                                            ----------          ----------           ----------
             Subtotal                                           146,812            (561,653)             544,763
                                                            ----------          ----------           ----------

             Total charge (benefit) to income                  146,812            (326,373)             554,135
                                                            ==========          ==========           ==========

       At December 31, 2001, the Parent Company, Telex-Chile S.A., has no accumulated taxable income available for distribution to shareholders.

                       TELEX-CHILE S.A. AND SUBSIDIARIES

b)     Deferred income taxes

       Effective January 1, 2000, the Company adopted Technical Bulletin No. 60 of the Chilean Institute of Accountants, which requires deferred income taxes to be recognized for all temporary differences.

       Deferred taxes accumulated through December 31, 2001 are as follows:

                                                  Deferred tax asset             Deferred tax liability
Temporary Differences in 2001                         (Liability)                        (Asset)
                                             Short-term        Long-term       Short-term        Long-term
                                             ----------        ---------       ----------        ---------

Total
                                                Th.Ch.$          Th.Ch.$           Th.Ch$           Th.Ch.$
Allowance for bad debt                        5,386,533                -                 -                -
Deferred cost                                         -                -           207,056                -
Deferred income                                 151,652          891,856                 -                -
Vacation accrual                                 60,387                -                 -                -
Loss for tax purposes                                 -       16,729,215                 -                -
Fixed asset depreciation and
  net leases                                          -                -                 -        1,604,146
Complementary accounts, net of
  accumulated amortization                         (636)      (4,664,476)                -       (2,114,620)
Provision for valuation                      (4,110,661)     (14,954,344)         (207,056)               -
                                              ---------       ----------         ---------       ----------
                     Total                    1,487,275       (1,997,749)                -         (510,474)
                                              =========       ==========         =========       ==========

                       TELEX-CHILE S.A. AND SUBSIDIARIES

Deferred taxes accumulated through December 31, 2000 are as follows:

                                                 Deferred tax asset               Deferred tax liability
Temporary Differences in 2000                       (Liability)                           (Asset)
                                             Short-term        Long-term        Short-term        Long-term
                                             ----------        ---------        ----------        ---------
      Total
                                                Th.Ch.$          Th.Ch.$            Th.Ch$          Th.Ch.$
Allowance for bad debt                        5,360,051                -                 -                -
Deferred cost                                         -                -           131,533                -
Deferred income                                 139,152        1,018,532                 -                -
Vacation accrual                                 76,864                -                 -                -
Loss for tax purposes                                 -       10,205,917                 -                -
Fixed asset depreciation and
  net leases                                          -                -                 -        3,672,927
Complementary accounts, net of
  accumulated amortization                     (889,635)      (2,729,163)                -                -
Provision for valuation                      (4,411,438)      (7,491,235)         (131,533)      (2,955,581)
                                              ---------       ----------         ---------       ----------
                     Total                      274,994        1,004,051                 -          717,391
                                              =========       ==========         =========       ==========

Note 17 - Deferred Income

The Company had the following deferred income:


                                                                                       At December 31,
                         Item                                                      2000                2001
                         ----                                                      ----                ----
                                                                                  Th.Ch.$             Th.Ch.$
Rental to Telesat S.A. of telecommunications
  transmission media (1)                                                          989,043               949,313
Right of use and services agreement with respect
  to the Company's fiber optic network (2)                                      4,212,768             4,141,837
Fiber optic maintenance contract (3)                                              328,428               182,030
                                                                                ---------             ---------
    Total                                                                       5,530,239             5,273,180
                                                                                =========             =========

(1) The Parent Company recorded deferred revenues generated by an agreement for the rental of links and transmission media with Telesat S.A.

(2) On April 21, 1997, the subsidiary Chilesat S.A. entered into a Right of Use and Services Agreement with Chilesat Telefonia Personal S.A. with respect to the former company's fiber optic network for a period of eleven years and six months. The Agreement was paid by Chilesat Telefonia Personal S.A., in advance, by offsetting a receivable from Chilesat S.A. relating to a capital increase of Chilesat Telefonia Personal S.A. Revenue is being recognized on a straight-line basis over the stated term of the contract.

                       TELEX-CHILE S.A. AND SUBSIDIARIES

(3) On June 3, 1998, the subsidiary Chilesat S.A. signed an agreement with CTC Mundo for the preventive and corrective maintenance of fiber optic cable and related elements owned by that company. The amount is being amortized to income on a straight-line basis over the 71-month period of the contract.

The current portion of deferred income classified in other current liabilities is as follows:

                                                                                         At December 31,
                         Item                                                      2000                 2001
                         ----                                                      ----                 ----
                                                                                  Th.Ch.$              Th.Ch.$
Rental to Telesat S.A. of telecommunications
  transmission media (1)                                                           40,274                40,209
Right of use and services agreement with respect
  to the Company's fiber optic network (2)                                        635,111               740,215
Fiber optic maintenance contract (3)                                              140,755               136,523
Other                                                                              39,292                30,881
                                                                               ----------            ----------
    Total                                                                         855,432               947,828
                                                                               ==========            ==========

                       TELEX-CHILE S.A. AND SUBSIDIARIES

Note 18 - Shareholders' Equity (Deficit)

a) The changes in shareholders' equity (deficit) during the years ended 1999, 2000 and 2001 in historic amounts are summarized as follows:

                                                                                                             Foreign Currency
                                              Number           Common       Share premium          Other        translation
                                            of shares           stock           account           reserves       adjustment
                                           ------------      -----------    -------------      -----------   ----------------
                                                                 Th.Ch.$          Th.Ch.$          Th.Ch.$          Th.Ch.$

Balances at December 31, 1998               111,684,217       63,447,357          143,758       (3,563,934)        (373,250)
Distribution of 1998 net loss                         -                -                -                -                -
Capital increase                            116,242,756       28,468,135          761,204                -                -
Accumulated deficit during development
 stage of subsidiaries                                -                -                -                -                -
Foreign currency translation adjustment               -                -                -                -           38,474
Price-level restatement                               -        1,791,972            7,543          (92,662)          (9,706)
Net loss for the year                                 -                -                -                -                -
                                            -----------      -----------       ----------       ----------       ----------
Balances at December 31, 1999               227,926,973       93,707,464          912,505       (3,656,596)        (344,482)
                                            ===========      ===========       ==========       ==========       ==========

Restatement of December 31, 1999 balances
to December 31, 2001 constant pesos                   -      101,153,178          985,010       (3,947,138)        (371,854)
                                            ===========      ===========       ==========       ==========       ==========
Balances at December 31, 1999               227,926,973       93,707,464          912,505       (3,656,596)        (344,482)
Distribution of 1999 net loss                         -                -                -                -                -
Accumulated deficit during development
stage of subsidiaries                                 -                -                -                -                -
Foreign currency translation adjustment               -                -                -                -            9,358
Price-level restatements                              -        4,404,251           42,888         (171,860)         (16,191)
Net loss for the year                                 -                -                -                -                -
                                            -----------      -----------       ----------       ----------       ----------
Balances at December 31, 2000               227,926,973       98,111,715          955,393       (3,828,456)        (351,315)
                                            ===========      ===========       ==========       ==========       ==========
Restatement of December 31, 2000 balances
to December 31, 2001 constant pesos                   -      101,153,178          985,010       (3,947,138)        (362,206)
                                            ===========      ===========       ==========       ==========       ==========
Balances at December 31, 2000               227,926,973       98,111,715          955,393       (3,828,456)        (351,315)
Distribution of 2000  net loss                        -                -                -                -                -
Accumulated deficit during development
stage of subsidiaries                                 -                -                -                -                -
Foreign currency translation adjustment               -                -                -                -           (2,004)
Price-level restatements                              -        3,041,463           29,617         (118,682)         (10,891)
Net loss for the year                                 -                -                -                -                -
                                            -----------      -----------       ----------       ----------       ----------
Balances at December 31, 2001               227,926,973      101,153,178          985,010       (3,947,138)        (364,210)
                                            ===========      ===========       ==========       ==========       ==========

                                       Accumulated deficit
                                        during development     Reserve for     Accumulated  Accumulated     Loss for
                                         period of stage     future dividends    earnings      deficit     the period      Total
                                       -------------------   ----------------  -----------  -----------   -----------   ----------
                                              Th.Ch.$             Th.Ch.$        Th.Ch.$      Th.Ch.$       Th.Ch.$        Th.Ch.$

Balances at December 31, 1998               (1,777,012)         7,162,889      5,421,089   (21,109,256)  (20,490,538)   28,861,103
Distribution of 1998 net loss                        -                  -     (5,421,089)  (15,069,449)   20,490,538             -
Capital increase                                     -                  -              -             -             -    29,229,339
Accumulated deficit during development
 stage of subsidiaries                        (196,305)                 -              -             -             -      (196,305)
Foreign currency translation adjustment              -                  -              -             -             -        38,474
Price-level restatement                        (46,202)           186,235              -      (940,644)            -       896,536
Net loss for the year                                -                  -              -             -             -   (17,702,616)
                                            ----------         ----------     ----------   -----------   -----------   -----------
Balances at December 31, 1999               (2,019,519)         7,349,124              -   (37,119,349)  (17,702,616)   41,126,531
                                            ==========         ==========     ==========   ===========   ===========   ===========
Restatement of December 31, 1999 balances
to December 31, 2001 constant pesos         (2,179,984)         7,933,064              -   (40,068,742)  (19,109,213)   44,394,321
                                            ==========         ==========     ==========   ===========   ===========   ===========
Balances at December 31, 1999               (2,019,519)         7,349,124              -   (37,119,349)  (17,702,616)   41,126,531
Distribution of 1999 net loss                        -                  -              -   (17,702,616)   17,702,616             -
Accumulated deficit during development
stage of subsidiaries                             (799)                 -              -             -             -          (799)
Foreign currency translation adjustment              -                  -              -             -             -         9,358
Price-level restatements                       (94,917)           345,409              -    (2,576,633)            -     1,932,947
Net loss for the year                                -                  -              -             -   (22,305,348)  (22,305,348)
                                            ----------         ----------     ----------   -----------   -----------   -----------
Balances at December 31, 2000               (2,115,235)         7,694,533              -   (57,398,598)  (22,305,348)   20,762,689
                                            ==========         ==========     ==========   ===========   ===========   ===========
Restatement of December 31, 2000 balances
to December 31, 2001 constant pesos         (2,180,807)         7,933,064              -   (59,177,955)  (22,996,814)   21,406,332
                                            ==========         ==========     ==========   ===========   ===========   ===========
Balances at December 31, 2000               (2,115,235)         7,694,533              -   (57,398,598)  (22,305,348)   20,762,689
Distribution of 2000  net loss                       -                  -              -   (22,305,348)   22,305,348             -
Accumulated deficit during development
stage of subsidiaries                           (3,210)                 -              -             -             -        (3,210)
Foreign currency translation adjustment              -                  -              -             -             -        (2,004)
Price-level restatements                       (65,573)           238,531              -    (2,470,822)            -       643,643
Net loss for the year                                -                  -              -             -   (50,099,776)  (50,099,776)
                                            ----------         ----------     ----------   -----------   -----------   -----------
Balances at December 31, 2001               (2,184,018)         7,933,064              -   (82,174,768)  (50,099,776)  (28,698,658)
                                            ==========         ==========     ==========   ===========   ===========   ===========

                       TELEX-CHILE S.A. AND SUBSIDIARIES

At December 31, 2000 and 2001, the Company's capital is represented by 116,242,756 Series A common shares and 111,684,217 Series B common shares with no par value.

At the Extraordinary Shareholder's Meeting held on July 9, 1999, the shareholders agreed to a capital increase through the issuance of 116,242,756 preferred Series A shares. On October 5, 1999 these shares were fully subscribed and paid which resulted in an increase in shareholder's equity of Th.Ch.$ 28,468,135 (historical Chilean pesos) equivalent to approximately
US$ 55 million.

Shares:

Series A shares provide the right to appoint 5 of the 9 members of the Board of Directors. Each holder of Series A will share equally in 24.5% of dividends distributed. This preference will have duration of 3 years from October 5, 1999.

Series B shares provide the right to appoint 4 of the 9 members of the Board of Directors and will be entitled to the remaining balance of income for distribution. Each holder of Series B will share equally in 75.5% of dividends distributed.

b) At December 31 of each year, in accordance with law 18,046, the proportional amount of the price-level restatements of equity was incorporated into capital.

c) Accumulated deficit during development period of subsidiaries comprises the following:


                                                                                  At December 31,
                                                                    -------------------------------------------
                                                                       1999            2000             2001
                                                                    ---------        --------         ---------
                                                                      Th.Ch.$         Th.Ch.$          Th.Ch.$

       Chilesat Telefonia Personal S.A.                               270,104          270,104          270,104
       Telesat S.A.                                                   401,037          401,037          401,037
       Subsidiaries of Texcom S.A.                                  1,508,843        1,508,843        1,508,843
       Net-Chile S.A.                                                       -              819            4,015
       Telex Chile Overseas Ltd.                                            -                4               19
                                                                    ---------        ---------        ---------
           Total                                                    2,179,984        2,180,807        2,184,018
                                                                    =========        =========        =========

d) The net foreign currency translation adjustment at each year end is as follows:

                                                                                  At December 31,
                                                                      -----------------------------------------
                                                                       1999             2000             2001
                                                                      ------           ------           -------
                                                                      Th.Ch.$          Th.Ch.$          Th.Ch.$

       Texcom S.A.                                                    371,854          362,206          364,210
                                                                      -------          -------          -------
           Total                                                      371,854          362,206          364,210
                                                                      =======          =======          =======

                       TELEX-CHILE S.A. AND SUBSIDIARIES

e)     Dividends


       In accordance with the Chilean Companies Law, the Company's must distribute a cash dividend in an amount equal to at least 30% of the Company's net income for each year after absorption of any accumulated losses.


       The Company did not distribute dividends during 1999, 2000 and 2001.


Note 19 - Assets And Liabilities In Foreign Currency


Balances in foreign currency included in the financial statements are summarized as follows:


                                                                                          At December 31,
                                                                                    --------------------------
                                                                                     2000                2001
                                                                                    ------              ------
                                                                                    Th.US$              Th.US$

      Assets

Current assets                                                                        24,961              1,569
Other assets                                                                           3,262              2,944
                                                                                    --------           --------
    Total assets in foreign currency                                                  28,223              4,513
                                                                                    ========           ========

    Liabilities

Current liabilities                                                                   65,403            124,791
Long-term liabilities                                                                 54,421              9,960
                                                                                    --------           --------
    Total liabilities in foreign currency                                            119,824            134,751
                                                                                    ========           ========
    Net liability position in foreign currency                                      (148,047)          (130,238)
                                                                                    ========           ========

                       TELEX-CHILE S.A. AND SUBSIDIARIES

Note 20 - Commitments And Contingencies


a)     Direct commitments


       Telex-Chile S.A.:

       On October 5, 1999, the Company constituted an industrial lien on 150,852,181 shares of its subsidiary Texcom S.A. to guarantee debt obligations in conformity with provisions contained in the debt restructuring agreement.

       On June 21, 2001, Telex-Chile S.A. entered into an agreement with its subsidiary Telsys S.A. referred to as "Early Termination of Agreement for the Provision of Computer and Information Technology Services", which states that as compensation for the subsidiary Telsys S.A. the parties agree that Telex-Chile S.A. commits to pay to Telsys S.A. severance indemnities pertaining to the current employees of Telsys S.A. which were immediately re-hired by Xtremo Servicios Ltda. The maximum exposure for the payment of indemnities assumed by Telex-Chile S.A. amounts to UF 8,866.24. and is payable if all the employees are terminated but not payable if the employees resign. Telex-Chile S.A. accrued the amount due at December 31, 2001 for employees who have been terminated by Xtremo Servicios Ltda. as of year-end.

                       TELEX-CHILE S.A. AND SUBSIDIARIES

       Texcom S.A.:

       On August 31, 2001, the subsidiary Texcom S.A. entered into an agreement for the payment of severance indemnity with one executive where Texcom S.A. recognizes that it will owe as severance indemnity a single amount equivalent to UF 719.98, which will be paid by the subsidiary of Texcom S.A., NACS Communications Inc. (d/b/a Texcom USA), upon termination of the new employment agreement. As of December 31, 2001, this executive was employed by the Company. Therefore, no amounts have been accrued.

                                                                                 Chilesat S.A.:

                                                                                   Book value                Amount
                                                                                  of guarantee          of pledged asset
       Beneficiary                                            Currency           2000        2001       2000       2001
       -----------                                            --------          ------      ------     ------     ------
                                                                               Th.Ch$      Th.Ch$      Th.Ch$     Th.Ch$

       1)     Banco de Credito e Inversiones:
              Industrial pledge

              Assets in guarantee:
              Modem switches, inter-phases,
              automatic switching plant, and
              MO441 A3 digital personal computers             U.F./US$         728,910     772,683     41,115      6,259

       2)     Banco de A. Edwards:
              Mortgage and industrial pledge

              Assets in guarantee:
              Plot No 28 of the Santa Sofia of Lo Canas
              urbanization, La Florida Municipality, and
              integrated communications equipment
              including aerials, lines, modem and
              satellite communications equipment. The
              commercial value of these assets amounts to
              UF 180,550. In addition, Chilesat S.A.
              granted a mortgage certain properties where
              the Company's service branches operate.         U.F.            1,533,771   1,644,360  1,318,039  1,074,796


       The properties mortgage in favor of Banco de A. Edwards where the Company's service branches are located are as follows:


       Location                                       Address
       Talca               Dos Sur 999 and Cuatro Sur, between 9 and 10 Oriente
       La Serena           Libertad without number
       Puerto Montt        Lots 1 and 2 Chin Chin
       Valdivia            Portion of La Hijuela 165 Cufeo
       Linares             Manuel Rodriguez 620
       Rio Negro           Land in Los Parrones
       Concepcion          O'Higgins 799 and Colo Colo 437
       Punta Arenas        Lot B-1 Romulo Correa without number
       Punta Arenas        At the corner of Bories and Valdivia

       On November 26, 1996, the Company pledged, in favor of Entel S.A., the rights and credits which for Chilesat S.A. arise from reciprocal finance agreement provided to Entel S.A. for the construction of a

                       TELEX-CHILE S.A. AND SUBSIDIARIES
       fiber optic network with the purpose of guaranteeing that Entel S.A. will receive the payment of rental for this fiber optic network.

                       TELEX-CHILE S.A. AND SUBSIDIARIES

       Colomsat S.A.:

                                                                                      Amount               Book value
                                                                                   of guarantee         of pledged asset
       Beneficiary                                            Currency            2000        2001       2000       2001
       -----------                                            --------          ------      ------     ------     ------
                                                                               Th.Ch.$       Th.Ch.$    Th.Ch.$    Th.Ch.$
       National Customs Duty Agency

       Industrial mortgage on El Porvenir
       Property, vereda de Casablanca                            Col $         450,327     909,375    842,498    290,558


       Fiduciaria Alianza S.A.

       Trust on future revenues - cash from collection of
       trade debtors is retained in the amount equivalent
       to 110% of the semi-annual debt service including
       principal, interest and other financial costs.            Col $       4,078,445   4,385,247  3,936,570  4,385,047


       On December 23, 1999, Texcom S.A. granted a pledge on 51% of its shareholding in Colomsat S.A. to guarantee a US$ 9 million loan granted by Nera Finans AS to Telex Chile Overseas Ltd.


       Kroll S.A.:


       This subsidiary maintains time deposits as a guarantee of a loan granted to its related company Perusat S.A., which at December 31, 2001, amounted to Th.Ch. $ 20,207.


b)     Indirect commitments


       Telex-Chile S.A.:

       On August 20, 1996, Telex-Chile S.A. became the guarantor of a subordinated loan granted to Chilesat S.A. by Bank of America for US$ 75 million.


       On October 29, 1997, Chilesat S.A. became the guarantor and co-debtor of a credit granted to Telex-Chile S.A. by Bears & Stearn Co., which, at December 31, 2001, amounted to Th.Ch.$ 62,417.

                       TELEX-CHILE S.A. AND SUBSIDIARIES

       On December 23, 1999, Telex-Chile S.A. and Texcom S.A. became guarantors of a promissory note for debt obligations of US$ 9 million of Telex Chile Overseas Ltd. with Nera Finans AS.


       On December 31, 1999, Telex-Chile S.A. became the guarantor an 50% of loan granted to its subsidiary Colomsat S.A. by Corporacion Financiera Colombiana S.A. (Colombia) which, at December 31, 2001, amounted to Th.Ch.$ 124,644. The requirement of payment from the guarantor in this case is subject to the outcome of the restructuring process under Law 550.


       On December 4, 2000 and January 12, 2001, Telex-Chile S.A. and Chiles at Servicios Empresariales S.A. became the guarantors of the debt obligations of two lease agreements for equipment by Chilesat S.A. with IBM de Chile S.A.C. for an amount of US$ 11 million.


       Texcom S.A.:

       On October 5, 1999, the subsidiary Texcom S.A. became the guarantor of a loan granted to its subsidiary Colomsat S.A. by Banco del Pacifico S.A. (Colombia), which at December 31, 2001 amounted to
       Th.Ch.$ 638,197. The guarantee granted by Texcom S.A. is prior to the application of the Colombian bankruptcy protection Law 550 of 1999, given that the loan is dated October 5, 1999, as, it is three months prior to this law. As such, Banco del Pacifico S.A. will not be able to directly require payment from the guarantor, Texcom S.A., and will have to pursue this payment within the framework provided by the negotiation of the restructuring agreement Colomsat S.A. In the event that the restructuring process is not successful under Law 550, Banco del Pacifico S.A. will be able to require payment from the guarantor.


       On October 5, 1999, the subsidiary Texcom S.A. became the guarantor guarantor of a loan granted to its subsidiary Colomsat S.A. by Banco Sudameris (Colombia), which at December 31, 2001 amounted to
       Th.Ch.$ 771,397, as indicated in Law 550.


       On December 31, 1999, the subsidiary Texcom S.A. became the guarantor of a loan granted to its subsidiary Colomsat S.A. by Corporacion Financiera Colombiana S.A. (Colombia), which at December 31, 2001, amounted to Th.Ch.$ 1,075,465. As indicated in the preceding paragraph, the requirement of payment from the guarantor in this case is subject to the outcome of the restructuring process under Law 550.

                       TELEX-CHILE S.A. AND SUBSIDIARIES

c)     Operating service satellites and leases


       At December 31, 2001 the company had leased satellite capacity on six INTELSAT satellites and one Pan Am Sat satellite, as well as buildings and other facilities. The following is a schedule by year of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 2001:



       Year ending December 31,                            Th.Ch.$
                                                           -------
       2002                                               4,082,047
       2003                                               2,191,940
       2004                                               2,191,940
       2005                                               2,191,940
       2006                                               1,299,120
       2007 and thereafter                                5,196,480
                                                         ----------
       Total minimum payments required                   17,153,467
                                                         ==========

       Satellite rental expenses for the years ended December 31, 1999, 2000 and 2001 were Th.Ch.$ 2,345,070, Th.Ch.$ 3,279,496 and Th.Ch.$ 3,347,326,
       respectively. Building rental expense for the years ended December 31, 1999, 2000 and 2001 were Th.Ch.$ 892,901, Th.Ch.$ 892,607 and Th.Ch.$
       892,820, respectively.


d)     Litigation


       Chilesat S.A. and Texcom S.A. are a party to judicial and extra-judicial proceedings. Management believes that they will not have a significant effect on the financial statements.


       Colomsat S.A.:

       There is a legal process in force against the Company related to a lawsuit filed by Sociedad Kisa International S.A. The plaintiff requires the payment of compensation for alleged contingent damages comprised of the expenses and disbursements incurred for the preparation of an offer for the installation and maintenance of a domestic microwave network, loss of profits and reimbursement of expenses plus restatements and interest. Management believes that this issue will not have a significant effect on the financial statement. The company's lawyers are of the opinion that they presented strong arguments which are sufficient to defend the allegations by the plaintiff.

                       TELEX-CHILE S.A. AND SUBSIDIARIES

       NACS Communications Inc.:

       At December 31, 2001, a claim constituted by Guyana Telephone & Telegraph Co., Ltd. against the Company was outstanding for an amount of approximately US$ 4.5 million. Management believes that the outcome of this matter will not have a significant effect on the financial statement.

e)     Financial covenants

       The following financial covenants were established as part of the restructuring agreement described in Note 13:


       - Minimum consolidated interest coverage ratio of 2.5 quarterly beginning at December 31, 2001, and until the debt is extinguished.

       - Maximum consolidated debt ratio of 1.8 at December 31, 2001, decreasing progressively to 1.5 for the end of each quarter from March 31, 2002.

       - Maximum consolidated debt coverage ratio of 4.0 at December 31, 2001, decreasing progressively to 3.0 for the year ended on December 31, 2002.


       Compliance with covenants at December 31, 2001:

       - The minimum consolidated interest coverage ratio requirement was not met in the consolidated financial statement of Telex-Chile S.A. and Chilesat S.A.

       - The maximum consolidated debt ratio requirement was not met in the consolidated financial statement of Telex-Chile S.A. and Chilesat S.A.

       - The maximum consolidated debt coverage ratio requirement was not met in the consolidated financial statement of Telex-Chile S.A. and Chilesat S.A.


       As discussed in Note 26, the debt was restructured in April 2002 and these financial covenants were eliminated. As such, as of April 30, 2002, the Company is no longer in default.

                       TELEX-CHILE S.A. AND SUBSIDIARIES

f)     Contingencies

       Colomsat S.A. (a subsidiary of Texcom S.A.) is currently negotiating the restructuring of its financial liabilities with entities which were a party to the refinancing agreement entered at December 31, 1999, which will imply a modification of the terms currently in force.


       In line with this, a process for the restructuring and/or capitalization of debt has been initiated in conformity with the Colombian bankruptcy Law 550, under the coordination of an inspector appointed by the Colombian Superintendency of Companies.


Note 21 - Significant Balances and Transactions With Related Parties


a)     Accounts receivable from related companies


       Short-term:

                                                                                          At December 31,
                                                                                   ----------------------------
       Company                                                                       2000                2001
       -------                                                                     ---------          ---------
                                                                                    Th.Ch.$             Th.Ch.$
       Current Assets

       Chilexpress S.A.                                                            1,685,092            803,109
       Melbourne International Communications Ltd.                                 1,040,967
       Telecomunicaciones de Chile S.A.                                              296,392            269,892
       Xtremo Soluciones S.A.                                                         14,258                  -
       Net-Chile S.A                                                                     559                  -
                                                                                   ---------          ---------
                                                                                   3,037,268          1,073,001
                                                                                   =========          =========

       Other Long-Term Assets

       Telecomunicaciones de Chile S.A.                                              496,393            309,623
       Chilexpress S.A.                                                              424,498            497,435
       Texcom Chile S.A                                                               79,080             79,729
                                                                                   ---------          ---------
       Total                                                                         999,971            886,787
                                                                                   =========          =========

                       TELEX-CHILE S.A. AND SUBSIDIARIES

b)     Accounts payable to related companies

                                                                                         At December 31,
                                                                                      2000               2001
                                                                                    --------           --------
                                                                                     Th.Ch.$            Th.Ch.$
       Current Liabilities

       Inversiones y Asesorias San Valentin Ltda.                                     16,259                  -
       Inversiones y Asesorias Spiridon Ltda.                                          5,690                  -
       Inversiones y Asesorias S.A.                                                    4,877              4,879
       Melbourne International Communications Ltd.                                        -                 765
       Texcom Telecomunicaciones C.A.                                                 33,015             48,215
                                                                                    --------           --------
       Total                                                                          59,841             53,859
                                                                                    ========           ========

                       TELEX-CHILE S.A. AND SUBSIDIARIES

c) Significant transactions with related companies for each year are summarized as follows:


Company                                       Relationship                           Transaction
-------                                       ------------                           -----------

Telecomunicaciones de Chile S.A.            Controlling shareholder               Payment to suppliers
                                                                                  Interest income
                                                                                  Rental Expense of El Salto building (expense)
                                                                                  Leasing El Salto

Asetel Ltda.                                Director and partner in common        Advisory fee expense

Rio Rahue S.A.                              Executive and shareholder in common   Advisory fee expense


Inversiones y Asesorias Spiridon Ltda.      Director and partner in common        Advisory fee expense

Inversiones y Asesorias S.A.                Executive                             Advisory fee expense

Asesorias e Inversiones Santa Teresa S.A.   Shareholder in common                 Advisory fee expense


Gestion y Servicio Externo Ltda.            Executive of related company          Services received (expense)


Telsys S.A.                                 Director and shareholder in common    Data processing (expense)
                                                                                  Reimbursement
                                                                                  Rental expense


Chilexpress S.A.                            Director and shareholder in common    Invoicing to Chilexpress S.A.
                                                                                  Invoicing of Chilexpress S.A.
                                                                                  Rentals of real property
                                                                                  Rental of real estate delivered
                                                                                  Rental of real estate received
                                                                                  Exclusivity contract of franchising and license
                                                                                  Courier services
                                                                                  Interest expense


                                                    Transaction amount                  Net (charge) credit to income
                                          --------------------------------------    --------------------------------------
Company                                      1999          2000          2001          1999          2000          2001
-------                                   ----------    ----------    ----------    ----------    ----------    ----------
                                            Th.Ch.$       Th.Ch.$       Th.Ch.$       Th.Ch.$       Th.Ch.$       Th.Ch.$
Telecomunicaciones de Chile S.A.             915,957       861,678       861,380             -             -             -
                                              66,783       103,827        45,745        66,783        55,763        45,745
                                             882,027       892,728       892,421      (882,027)     (892,728)     (892,421)
                                             223,107       227,884       225,727             -             -             -

Asetel Ltda.                                 448,805             -             -      (448,805)            -             -

Rio Rahue S.A.                               276,620        47,518             -      (276,620)      (47,518)            -


Inversiones y Asesorias Spiridon Ltda.       283,595       126,832        42,261      (283,595)     (126,832)      (42,261)


Inversiones y Asesorias S.A.                 138,713        98,988        99,456      (138,713)      (98,988)      (99,456)

Asesorias e Inversiones Santa Teresa S.A.          -             -        42,265             -             -       (42,265)


Gestion y Servicio Externo Ltda.                   -             -       169,855             -             -      (143,945)


Telsys S.A.                                  586,917             -             -      (586,917)            -             -
                                               4,223             -             -             -             -             -
                                             179,781             -             -      (179,781)            -             -


Chilexpress S.A.                             781,458       331,222       444,916       643,115       281,194       377,047
                                              25,986             -         1,347             -             -        (1,142)
                                             169.492       194,103       172,019      (169,492)     (194,103)     (172,019)
                                              52,622        47,122        32,531        52,622        47,122        32,531
                                              17,255        13,633         3,685       (17,255)      (13,633)       (3,685)
                                             141,975       140,985       140,935             -             -             -
                                              76,143        55,909        35,238       (64,528)      (47,381)      (29,863)
                                             128,116        86,194        82,519       108,573        73,045        69,931

                       TELEX-CHILE S.A. AND SUBSIDIARIES


Company                                       Relationship                           Transaction
-------                                       ------------                           -----------

Telesat S.A.                                Director and shareholder in common    Long-distance services income
                                                                                  Rental income


Texcom Mexico S.A.                          Unconsolidated subsidiary             Services income


Melbourne International
Communications Ltd.                         Equity investee                       Services income
                                                                                  Correspondent charges and other
                                                                                  Carrier rental income


Texcom Chile S.A.                           Unconsolidated subsidiary             Interest expense
                                                                                  Interest income

Chilesat PCS                                Director and shareholder in common    Expense reimbursements
                                                                                  Rental income
                                                                                  Income from rental of real estate


Series A Shareholders                       Shareholder                           Interest expense on renegotiated loans


                                                    Transaction amount                   Net (charge) credit to income
                                          --------------------------------------    --------------------------------------
Company                                      1999          2000          2001          1999          2000          2001
-------                                   ----------    ----------    ----------    ----------    ----------    ----------
                                            Th.Ch.$       Th.Ch.$       Th.Ch.$       Th.Ch.$       Th.Ch.$       Th.Ch.$
Telesat S.A.                                  70,650             -             -        59,872             -             -
                                               1,355             -             -         1,148             -             -


Texcom Mexico S.A.                            64,290             -             -        64,298             -             -


Melbourne International
Communications Ltd.                        3,218,006     5,429,375     1,779,983     3,218,006     5,429,375     1,779,983
                                           4,096,490     4,405,652     3,013,331    (4,096,490)   (4,405,652)   (3,013,331)
                                                   -        39,775             -             -        39,775             -


Texcom Chile S.A.                             18,159             -             -       (18,159)            -             -
                                                   -             -         2,002             -             -         2,002

Chilesat PCS                                  10,500             -             -             -             -             -
                                             105,512             -             -        89,419             -             -
                                             379,406             -             -       321,530             -             -


Series A Shareholders                      1,602,673             -             -    (1,602,673)            -             -

                       TELEX-CHILE S.A. AND SUBSIDIARIES

In accordance with Article 89 of the Chilean Companies Act, the Company's transactions with related parties must be at market rates or at "an arm's length" basis.


Note 22 - Directors' Remuneration




Directors' fees for attendance at Board meetings totaled Th.Ch.$ 165,482 in 1999, Th.Ch.$ 180,981 in 2000 and Th.Ch.$ 169,420 in 2001. The Board was not
entitled to profit sharing in 1999, 2000 and 2001.


Note 23 - Non-Operating Income


Non-operating income for each year is summarized as follows:


                                                                        For the years ended December 31,
                                                             --------------------------------------------------
                                                                 1999                 2000               2001
                                                             ----------           ----------           --------
                                                               Th.Ch.$              Th.Ch.$            Th.Ch.$
Gain on sale of property, plant
 and equipment and investments                                      362                    -                  -
Government employment subsidies                                  13,100               12,688                  -
Insurance recoveries                                            145,042               80,809            113,305
Credit for absorbed income                                            -                    -             20,203
Recovery of investment in MICL                                        -               11,942                  -
Gain on sale of investments                                  24,291,657                    -                  -
Colomsat S.A. negative goodwill                                 101,505            1,432,625                  -
Reversal of provisions                                                -                    -            347,079
Recovery of bad debts                                            65,150               53,750             84,026
Rebates from suppliers                                                -                    -            108,569
Current account interest                                          9,299                    -                  -
Other                                                           330,330               65,778            128,487
                                                             ----------           ----------           --------
Total                                                        24,956,445            1,657,592            801,669
                                                             ==========           ==========           ========

                       TELEX-CHILE S.A. AND SUBSIDIARIES

Note 24 - Non-Operating Expenses


Non-operating expenses for each year are summarized as follows:


                                                                         For the years ended December 31,
                                                             --------------------------------------------------
                                                                1999                 2000                2001
                                                             ----------           ----------           --------
                                                               Th.Ch.$              Th.Ch.$            Th.Ch.$
Amortization of goodwill                                        491,137              493,509             13,118
Loss on sale of property, plant
  and equipment and investments                                  64,596                    -                  -
Write-off of accounts and notes receivable                      559,752                    -                  -
Write-off of Year 2000 non-compliant equipment                1,576,500                    -                  -
Goodwill written-off                                                  -            4,265,705                  -
Projects written-off                                                  -            1,074,749            169,825
Fixed assets written-off due to impaired projects                     -            2,943,954          5,069,069
Receivable from related parties written-off                           -              642,109          4,338,891
Severance Indemnities                                                 -              726,635            925,672
Other taxes                                                     271,284                    -                  -
Losses on equity investments (net)                            2,910,537             (15,547)            177,517
Professional                                                  3,154,996                    -                  -
Amortization of debt issuance costs                             373,754              373,425            251,369
Fines                                                                 -              227,822                  -
Write-off of obsolete property, plant and equipment                   -                    -         11,008,798
Expenses in the precautionary judicial agreement                      -                    -            717,714
Early termination of agreements with suppliers                        -                    -          2,049,965
Closure of foreign subsidiaries                                       -            1,787,065            123,500
Other                                                             3,244              535,116            286,147
                                                             ----------           ----------         ----------
Total                                                         9,405,800           13,054,542         25,131,585
                                                             ==========           ==========         ==========

                       TELEX-CHILE S.A. AND SUBSIDIARIES

Note 25 - Differences Between Chilean and United States Generally Accepted Accounting Principles


Chilean GAAP vary in certain important respects from the accounting principles generally accepted in the United States of America ("US GAAP"). Such differences involve certain methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP.


1.     Differences in measurement methods


       The principal methods applied in the preparation of the accompanying financial statements, which have resulted in amounts which differ from those that would have otherwise been determined under US GAAP, are as follows:


       a)     Price-level restatements

              Chilean accounting principles require that financial statements be restated to reflect the effects of loss in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. The method, described in
              Note 3 b), enables calculation of net inflation gains or losses caused by monetary assets and liabilities exposed to changes in the purchasing power of the local currency, by restating all non-monetary accounts in the financial statements. The historical cost of such accounts are restated for general price-level changes between the date of origin of each item and the year end.

              The cumulative inflation rate in Chile as measured by the CPI for the three-year period ended December 31, 2001 was 11%. The inclusion of price-level restatements in the accompanying financial statements is appropriate for Chilean GAAP, and accordingly, the effects of price-level restatements are not eliminated in the reconciliation to US GAAP in 1 k) below.

       b)     Deferred income taxes

              Prior to December 31, 1999, deferred taxes were not recognized with respect to temporary differences which were expected to be compensated by new originating differences for the same concept. For U.S. GAAP purposes, deferred taxes were recognized on a comprehensive basis for all periods presented in accordance with Statement of Financial Accounting Standards No.109, Accounting for Income Taxes ("FAS 109"). The effect of applying FAS 109 for US GAAP purposes is included in paragraph 1 k) below and certain disclosures required under FAS 109 are set forth under paragraph 2 d).

                       TELEX-CHILE S.A. AND SUBSIDIARIES

              Effective January 1, 2000, the Company changed its accounting policy, as described in Note 4 l) and 16 b). At that date, the Company recorded deferred tax assets and liabilities related to the temporary differences with an offsetting entry to complementary asset and liability accounts. At December 31, 2000, the Company had a deferred tax asset of Th.Ch.$ 561,654 for Chilean GAAP purposes. For US GAAP purposes, no deferred tax asset is recognized. The adjustment at 1 k) reflects the adjustment of Th.Ch.$ 561,654 to record a valuation allowance for the Chilean GAAP deferred tax asset in 2000, which reverses in 2001. Additionally, the deferred tax asset recorded in 1999 for US GAAP purposes in the amount of Th.Ch.$ 7,398,831 was written off for US GAAP purposes in 2000.


       c)     Goodwill


              Under Chilean GAAP, the excess of cost over the net book value of a purchased company is recorded as goodwill, which is then amortized to income over a maximum period of 20 years. Amortization of goodwill is accelerated if income from the acquired company is sufficient to absorb the additional amortization in any given year. As such, income is not recognized on an acquired subsidiary until all goodwill has been amortized.

              Under US GAAP, the cost of an investment should be assigned to the tangible and identified intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. An excess of cost over the fair value of net assets acquired should be recorded as goodwill, which may then be amortized over a period not exceeding 40 years.

              The method of recording the acquisition of Texcom S.A. under US GAAP, including the elimination of goodwill in a business combination with companies under common control, is set forth in paragraph 1 g) below. The effect of recording the acquisition of Chilepac S.A. (now Chilesat Servicios Empresariales S.A.) under US GAAP is set forth under paragraph 1 k) below.

       d)     Development stage results of operations

              For Chilean GAAP purposes, investments in development stage companies in which the Company owns more than 50% of the issued share capital are recorded by the equity method and the investor's proportional share of the investee's results of operations recorded as reserves in other shareholders' equity. For US GAAP purposes, subsidiaries in the development stage record the results of their operations directly in the statement of operations. The difference between charging development stage results to equity under Chilean GAAP and to income under US GAAP has been included in the reconciliation of net income under paragraph 1 k) below.

                       TELEX-CHILE S.A. AND SUBSIDIARIES

              Under Chilean GAAP, development stage companies are not consolidated. Under US GAAP, development stage companies are consolidated, but the effects of consolidating the Company's development stage companies are not material.


       e)     Minimum dividend


              As required by the Chilean Companies Act, unless otherwise decided by the unanimous vote of the holders of all the issued shares, the Company must distribute a cash dividend in an amount equal to at least 30% of the Company's net income for each year as determined in accordance with Chilean GAAP, unless, and except to the extent, of accumulated deficit. During the three year-period ended December 31, 2001 the Company incurred net losses and, consequently, no provisions have been made in these years. The company's policy is to accrue for 30% of the current year net income less any interim dividends paid during the year, without taking into consideration the accumulated deficit during the development period of subsidiaries as, generally, this closely approximates the actual payment of dividends corresponding to each year.

              The payment of dividends to foreign shareholders is subject to a withholding tax of 35%, net of corporate income tax paid, which varies from zero to 17%.


       f)     Sale and leaseback of buildings

              In June 1993, the Company sold and entered into an agreement to lease back certain land over a period of ten years, with an option to repurchase the property at the end of the lease term. The gain on the sale of Th.Ch$ 825,257 was recognized under Chilean GAAP for local reporting purposes in June 1993. At the same time, the Company recorded the land and the related obligation under the capital lease based on the net present value of the obligation at that date of Th.Ch$ 1,299,274. For US GAAP purposes, no gain can be recognized on the sale of the land because of the continuing involvement of the Company by virtue of its option to repurchase the property. Accordingly, the gain on the sale and leaseback of the land has been reversed for US GAAP purposes in the reconciliations set forth in paragraph 1 k) below.

              On June 23, 1994, Chilesat S.A. sold 75% of its interest in its corporate headquarters for 450,000 UFs to Security Factoring S.A., which resulted in a gain of Th.Ch.$ 4,252,070. On June 30, 1994, Security Factoring S.A. sold its 75% interest in the property to Telecomunicaciones de Chile S.A., which held 66.7% of the shares of the Company. On July 1, 1994, Chilesat S.A. entered into a rental agreement with Telecomunicaciones de Chile S.A. for the 75% interest in the property, which commenced when the building was completed during 1996. For Chilean GAAP purposes, the Company recognized the gain on the sale in 1994. For US GAAP purposes, the gain on the sale is deferred until the Company's continuing interest in the remaining 25% of the property is discontinued. The effects of deferring the gain on the sale for US GAAP purposes are included in the reconciliations set forth in paragraph 1 k) below.

                       TELEX-CHILE S.A. AND SUBSIDIARIES

       g)     Business combinations with companies under common control


              In accordance with Chilean GAAP, business combinations with companies under common control are accounted for as purchases in the manner indicated in paragraph 1 c) above. Under US GAAP, such transactions are recorded at historical cost in a manner similar to a pooling of interests and accordingly, the financial statements of the combined enterprise for periods prior to the combination are restated to present the previously separate enterprises as if they had always been combined.


              On March 31, 1994, the Company acquired 96% of the shares of Texcom S.A. from Asetel Ltda., which is wholly-owned by the Ibanez and Radic families. The Ibanez family was deemed to be a control group due to a shareholders' agreement with the Radic family granting it administrative control over their shared investments. This transaction would be recorded at historical cost in a manner similar to a pooling of interests under US GAAP. For US GAAP purposes, the excess of the purchase price over the net book value of Texcom S.A. was treated as a distribution of the investment in Texcom S.A. to the shareholders of the Company of Th.Ch$ 2,719,208 and was applied as a reduction of shareholders' equity in that year, as shown in paragraph 1 k) below.


              In 2000, due to the deteriorating financial results of the Company's foreign subsidiaries and the Company's lack of available resources to further invest in these subsidiaries, an analysis was performed of these subsidiaries' long-lived assets. Based on an estimate of future cash flows from these operations, it was determined doubtful that the value of the goodwill associated with these subsidiaries could be recovered through future operations. In accordance with Chilean GAAP, the Company wrote off all goodwill related to these foreign subsidiaries. As described above, in the purchase of Texcom S.A. from Asetel Ltda., goodwill was recorded in accordance with Chilean GAAP but not for US GAAP. The amount of the write-off of goodwill under US GAAP was therefore decreased by Th.Ch.$ 1,356,771 in the reconciliation of net income in 1 k) below. After 2001, there is no longer a difference between Chilean GAAP and US GAAP related to this acquisition.

                       TELEX-CHILE S.A. AND SUBSIDIARIES

       h) Joint venture investment and gain on sale of Chilesat Telefonia Personal S.A.


              Joint Venture Accounting

              Under the terms of the Subscription and Shareholders' Agreement, Chilesat Telefonia Personal S.A. (the "Joint Venture") was effectively transformed into a joint venture on March 3, 1997 by Telex-Chile S.A. and its subsidiary Chilesat S.A. (together "Telex") and Inversiones Qualcomm Chile S.A. ("Qualcomm") for the purpose of building and operating a mobile PCS telephone system (personal communication system) in Chile.


              In accordance with Chilean GAAP, the subscription of the shares of Chilesat Telefonia Personal S.A. by Inversiones Qualcomm Chile at a price in excess of book value gave rise to the recognition of a gain on dilution of Th.Ch.$ 6,341,394 by Telex-Chile S.A. and Chilesat S.A., which was reversed for US GAAP purposes in the net equity reconciliation set forth in paragraph 1 k) below.


              Contract for Use of Network and Signal Distribution before the Sale of the Joint Venture


              The amount receivable by Telex in respect of the contract for network use and signal distribution, amounting to Th.Ch.$ 6,955,487, was capitalized in exchange for the shares in Chilesat Telefonia Personal S.A. issued to Qualcomm at the date of formation of the Joint Venture. Under Chilean GAAP, this transaction gave rise to deferred income for the same amount which is being amortized on a straight-line basis over the term of the contract.


              For US GAAP purposes, no gain can be recognized on the contribution of non-cash assets to the joint venture, and Telex's investment in the joint venture should be recorded at the net book value of the assets at the date they were contributed. Furthermore, because Telex's contribution of the contract to the joint venture was comprised of non-cash assets and Qualcomm received shares in the joint venture with a liquidation preference, the non-cash assets contributed were recorded at predecessor basis in the Joint Venture under US GAAP. Because there was no predecessor value associated with the right to use the network and to receive signal distribution services, under US GAAP no value was assigned to this contract. Accordingly, the gain recognized on the share subscription by Inversiones Qualcomm Chile S.A. has been reversed for US GAAP purposes in the reconciliations set forth in paragraph 1 k) below.

                       TELEX-CHILE S.A. AND SUBSIDIARIES

              As previously described, under Chilean GAAP, Chilesat Telefonia Personal S.A. recorded the contribution of the use of network and the signal distribution services as an intangible asset, valued at Th.Ch.$ 6,955,487, and is amortizing this value on a straight-line basis over the 11.5 year life of the contract as from March 3, 1997, the date of execution of the contract. No value was assigned to the contract at the date of formation of the Joint Venture under US GAAP. Under US GAAP Staff Accounting Bulletin 5-T, Chilesat Telefonia Personal S.A. systematically recognized as capital contributions the expense for the use of the network and signal services over the life of the contract, commencing on September 20, 1998, the date operations began, through the date of sale by Telex-Chile S.A. in April 1999. Telex-Chile S.A. eliminated 50% of the revenues recognized for providing signal distribution services and the use of its network to Chilesat Telefonia Personal S.A. against its 50% share of the expense in Chilesat Telefonia Personal S.A. as part of its equity accounting for its investment in such company. As from September 20, 1998, the Company has recognized the other 50% of these revenues in earnings under US GAAP. The difference between recognizing the revenues for the contract with Chilesat Telefonia Personal S.A. under Chilean GAAP and US GAAP has been included in the reconciliations set forth in paragraph 1 k) below.


              Gain on the Sale of the Joint Venture

              On April 19, 1999, the Company sold all of its interest in Chilesat Telefonia Personal S.A. to Inversiones Leap Wireless Limitada, a Chilean subsidiary of Leap Wireless International Inc. The sales price of the shares was US$ 50 million, of which US$ 28 million was paid in cash and the remaining balance of US$ 22 million was payable in one interest-free installment in April 2002. Under Chilean GAAP, this receivable was recorded at its gross value without reducing the amount to its present value. Under US GAAP, the receivable has been recorded at the present value of the future cash flows discounted at a market rate of interest. The proceeds from the sale of Chilesat Telefonia Personal S.A. were therefore approximately Th.Ch$ 2,572,517 less under US GAAP than under Chilean GAAP, and therefore the gain on the sale recorded under Chilean GAAP was reduced by this amount under US GAAP.

              Furthermore, under Chilean GAAP, the Company continued to amortize deferred income for the contract for network use and signal distribution after the sale in the same manner as before the sale. Under US GAAP, however, the Company discontinued recognition of income for the contract after the sale as capital contributions because it was no longer a partner in the Joint Venture. Under US GAAP, however, a portion of the gain on the sale was deferred and is being amortized to income on a straight-line basis over the remaining period of the contract.
              The amount of the deferred gain was based upon the estimated fair value of the contract at the date of sale of Th.Ch.$ 8,705,847 (i.e. the amount at which such a contract would be negotiated with a third party for use of a similar network over a similar period). The gain on the sale of Chilesat Telefonia Personal S.A. was therefore reduced by this amount under US
              GAAP.

                       TELEX-CHILE S.A. AND SUBSIDIARIES

              As previously described, the Company recorded its contribution of the network use and signal distribution contract under Chilean GAAP at the contractual value of the agreement agreed upon by the parties as a capital contribution at the date of formation of the Joint Venture. However, under US GAAP, no value was assigned to the contract at the date of formation, but rather the Company recorded monthly increases in the carrying value of its investment in Chilesat Telefonia Personal S.A. as part of its equity accounting based on the fair value of the use of the network and the services provided to the Joint Venture. As a result of this accounting methodology, the carrying value of the Company's investment in the Joint Venture was less under US GAAP at the date of sale as compared to the carrying value under Chilean GAAP by Th.Ch.$ 12,788,960. The amount of the gain on the sale under US GAAP was therefore increased by this amount.


              The gain on the sale of the Company's interest in Chilesat Telefonia Personal S.A. under Chilean GAAP can be reconciled to the gain under US GAAP as follows:

                                                                                        Th.Ch$
                                                                                     -----------

              Gain under Chilean GAAP                                                 19,046,627

              Adjustment to record receivable from Inversiones
                Leap Wireless Limitada at present value                               (2,572,517)
              Deferred gain relating to the contract for use
                of network and signal distribution services                           (8,705,847)
              Difference in carrying value under US GAAP at
                the date of sale                                                      12,788,960
                                                                                      ----------
              Gain under US GAAP                                                      20,557,223
                                                                                      ==========



              The effects of recording the additional gain of Th.Ch.$ 1,510,595 under US GAAP are included in the reconciliation of net income in 1 k) below.


              Recognition of Income and Expenses relating to the Network Use and Signal Distribution Contract after the Date of Sale of the Joint Venture


              As mentioned previously, the Company has continued to amortize the deferred income from the network use and signal distribution contract as established at the date of formation of the Joint Venture over the remaining life of the contract after the date of sale of the Joint Venture under Chilean GAAP. However, under US GAAP, a portion of the gain on the Sale of the Joint Venture was deferred over the remaining period of the contract.

                       TELEX-CHILE S.A. AND SUBSIDIARIES

              The effects of the differences of the amortization of deferred income, net of price-level restatements, relating to network use and signal distribution contract after the date of sale are as follows:

                                                                        1999               2000           2001
                                                                      -------            -------        -------
              Chilean GAAP                                            315,483            367,607        468,046
              US GAAP                                                 457,625            563,786        717,826
                                                                      -------            -------        -------
              Net increase in income recognized                       142,142            196,179        249,780
                                                                      =======            =======        =======
              Total 1999 Difference:
              Difference, before the date of sale                      77,960
              Difference, after the date of sale                      142,142
                                                                      -------
                                                                      220,102

              The effects of recording the amortization of deferred income under US GAAP are included in the reconciliation of net income in 1 k) below.

                       TELEX-CHILE S.A. AND SUBSIDIARIES

              Accretion of Interest on Long-term Receivable Relating to the Sale of the Joint Venture


              As mentioned previously, the receivable from Inversiones Leap Wireless Ltda. relating to the sale of the Joint Venture was recorded at the present value of the future cash flows using a market rate of interest under US GAAP. Under Chilean GAAP, the receivable was recorded at the undiscounted amount of the future cash flows. After the date of sale, the Company is accreting the interest on this receivable under US GAAP at the market rate of interest used to discount the amount at the date of sale. The effects of the interest accretion on this receivable under US GAAP have been included in the reconciliation of net income under paragraph 1 k) below. In 1999 and 2000, the company recorded Th.Ch.$ 308,349 and Th.Ch.$ 1,016,304, respectively, of interest accretion.


              On December 26, 2000, Smartcom PCS S.A. paid the Company in advance US$ 22 million to satisfy this receivable. At this time, the discount on this note receivable was Th.Ch.$ 1,324,018. The effect of recording a gain for this amount has been included in the reconciliation of net income under paragraph 1 k) below.


       i)     Comprehensive income

              In accordance with US GAAP (FAS 130), it is required to report and display all comprehensive income in a separate financial statement. Comprehensive income includes net income and other comprehensive income that under generally accepted accounting principles are not included net income. The effect of this standard is shown in paragraph 1 k).


       j)     Restructuring and modification of debt

              As explained in Note 1, the Company gave effect to a restructuring and modification of a significant portion of its debt obligations on October 5, 1999 under the conditions established in "Preventive Judicial Agreements" (the "Agreements") signed on June 11, 1999. The restructuring consisted of a) partial cash payments to the creditors from portions of the proceeds from the sales of the Company's investments in several equity investees, b) the capitalization of a portion of certain outstanding obligations and c) a modification of the terms of the remaining balance with respect to maturities and interest rates.

              Under Chilean GAAP, the share issuance for the capitalization of debt was recorded at the amount of the related debt reduction as agreed upon with the creditors. The carrying value of the remaining debt was recorded at an amount equal to the original debt balance less the cash payments and the capitalization at the agreed-upon amount. Interest expense after the restructuring and the modification of terms is being recorded at the stated rates of interest in the Agreements.

                       TELEX-CHILE S.A. AND SUBSIDIARIES

              Under US GAAP and in accordance with Emerging Issues Task Force Abstract (EITF) 96-19, Debtor's Accounting for a
              Modification or Exchange of Debt Instruments, the Company performed an analysis to determine if a substantial modification of the debt terms occurred. This analysis consisted of a comparison of the present value of the future cash flows of the debt under the original terms, discounted at the original interest rates, compared to the present value of the future cash flows of the debt under the new terms, discounted at the original interest rates. EITF 96-19 defines a substantial modification of debt as one in which the present value of the debt under the new terms differs from the present value of the debt under the old terms by at least 10 percent. EITF 96-19 requires that a substantial modification be accounted for as if a old debt instrument has been replaced by a new debt instrument such that an extinguishment of debt has occurred. The new debt instrument should be recorded at its fair value, with a gain or loss recorded for the difference between this fair value and the carrying value of the debt.

              If it is determined that the original and new debt instruments are not substantially different, then a new effective interest rate is to be determined based on the carrying amount of the original debt instrument and the revised cash flows. The modification is not treated as an extinguishment of debt and no gain or loss is recorded. The difference between the original carrying value of the debt and the fair value of the remaining debt is treated in a manner similar to a discount or premium on the debt and recognized systematically as a component of interest expense over the period of the such debt.

              For purposes of establishing the carrying value of the portion of the debt for which the terms were modified, under US GAAP the original balance of the debt was reduced for the cash payments and the fair value of the shares issued for the capitalization rather than the amount of the debt reduction as was applied under Chilean GAAP.

              The Company's analysis indicated that a substantial modification of the debt terms did not occur because the calculated difference was less than 10 percent. The carrying value of the debt exceeded the fair value of the debt by Th.Ch.$ 2,589,603. The effects of treating this amount in a manner similar to a discount on the debt and the effects of systematically amortizing the amount as a component of interest expense is included in the reconciliation of net income under paragraph
              1 k) below.

              The effects of recording the share issuance for the debt capitalization at the fair value of the shares at the date of the capitalization under US GAAP rather than at the amount of the debt reduction as was applied under Chilean GAAP has been included in the reconciliation of equity under paragraph 1 k) below.

              The related net unamortized discount is Th.Ch.$ 1,450,400 and Th.Ch.$690,190 at December 31, 2001 and 2000, respectively.

                       TELEX-CHILE S.A. AND SUBSIDIARIES

       k)     Effects of conforming to US GAAP

              The adjustments to reported net income required to conform with US GAAP are as follows (all amounts are expressed in thousands of Chilean pesos of December 31, 2001 purchasing power):

                                                                                (Restated)
                                                                 1999               2000             2001
                                                             -----------        -----------      -----------
                                                                Th.Ch.$            Th.Ch.$          Th.Ch.$
Net loss shown in the Chilean GAAP financial
  statements                                                 (19,109,213)       (22,996,814)     (50,099,776)
Effect of differences between Chilean GAAP
  and US GAAP:
Reversal of amortization of goodwill of company
  included in business combination (par.1 g)                     100,312             99,420                -
Write-off of goodwill for business combination with
  companies under common control (par.1 g)                             -          1,356,771                -
Gain on sale of Chilesat Telefonia Personal S.A.
  (par. 1 h)                                                   1,510,595                  -                -
Realization of deferred income on network and signal
  distribution contract both before and
  after the sale of the Joint Venture (par. 1 h)                 220,102            196,179          249,780
Accretion of interest on long-term receivable relating
  to the sale of Chilesat Telefonia Personal S.A. (par 1 h)      308,349          1,016,304                -
Gain on prepayment of long-term receivable (par 1 h)                   -          1,324,018                -


Losses during development stage of
  subsidiary (par. 1 d)                                         (211,902)              (824)          (3,210)


Effects of higher effective interest rate
  under US GAAP on renegotiated debt (par 1 j)                  (232,940)          (906,263)        (760,210)

Other                                                                  -             46,873                -

Effect of change in valuation allowance for deferred
  income taxes (par 1b)                                        7,398,831         (7,960,485)         561,654
                                                             -----------        -----------      -----------


Net loss in accordance with US GAAP                          (10,015,866)       (27,824,821)     (50,051,762)

Other comprehensive income (loss):

Foreign currency translation adjustment, current year             41,531              9,648           (2,004)
                                                             -----------        -----------      ------------
Comprehensive loss according to
  US GAAP, net of tax (par. 1 j)                              (9,974,335)       (27,815,173)     (50,053,766)
                                                             ===========        ===========      ============

                       TELEX-CHILE S.A. AND SUBSIDIARIES

The adjustments required to conform net equity amounts to US GAAP are as follows (all amounts are expressed in thousands of Chilean pesos of December 31, 2001 purchasing power):

                                                                                     (Restated)
                                                                        1999             2000            2001
                                                                    -----------      ----------     -----------
                                                                       Th.Ch.$         Th.Ch.$         Th.Ch.$
Net equity as shown in the Chilean GAAP
  financial statements: (1)                                          44,394,321      21,406,332     (28,698,658)
  Reversal of amortization of negative goodwill  (par. 1 c)            (46,873)               -               -
  Adjustment of deferred income tax asset (par. 1 b)                  7,398,831        (561,654)              -
   Adjustment on sale and leaseback of building (par. 1 f)          (4,252,070)      (4,252,070)     (4,252,070)
Adjustment on sale and leaseback of land (par. 1 f)                   (825,257)        (825,257)       (825,257)
Reversal of amortization of goodwill of
  company included in business combination (par. 1 g)                 1,263,017       1,362,437               -
Adjustment for business combination with
  companies under common control (par. 1 g)                         (2,719,208)      (2,719,208)              -
Write-off of goodwill for business combination with
  Companies under common control (par.1 g)                                    -       1,356,771               -
Gain on dilution of investment (par. 1 h)                           (6,341,394)      (6,341,394)     (6,341,394)
Realization of deferred income on network and
  signal distribution contract (par. 1 h)                             (595,907)        (399,728)       (149,948)
Gain on sale of Chilesat Telefonia Personal S.A. (par 1 h)           1,510,595       1,510,595       1,510,595
Accretion of interest and gain on sale of long-term
 receivable relating to the sale of Chilesat Telefonia
  Personal S.A. (par 1 h)                                               308,349       2,648,671       2,648,671
Effect of recording the share issuance for the debt
  capitalization at fair value (par. 1 j)                             2,589,603       2,589,603       2,589,603
Amortization of the effect of recording the share issuance
  for the debt capitalization of fair value (par. 1 j)                 (232,940)     (1,139,203)     (1,899,413)
                                                                     ----------      ----------     -----------
                            Net equity in accordance with US GAAP    42,451,068      14,635,895     (35,417,871)
                                                                     ==========      ==========      ==========

                       TELEX-CHILE S.A. AND SUBSIDIARIES

The changes in net equity accounts determined under US GAAP are summarized as follows (all amounts expressed in thousands of Chilean pesos of December 31, 2001):

                                                                                                      Total
                                                                                                  ------------
                                                                                                     Th.Ch.$
Balances at December 31, 1998 (historical value of Th.Ch.$ 16,366,459)                             18,126,228
    Capital increase relating to capitalization                                                    34,299,175
    Cumulative translation adjustment                                                                  41,531
    Net loss for the year                                                                         (10,015,866)
                                                                                                  -----------
Balance at December 31, 1999 (historical value of Th.Ch.$ 39,326,317)                              42,451,068
    Cumulative translation adjustment                                                                   9,648
    Net loss for the year                                                                         (27,824,821)
                                                                                                  -----------
Balance at December 31, 2000 (historical value of Th.Ch.$ 14,195,824)                              14,635,895
    Cumulative translation adjustment                                                                  (2,004)
                                                                                                  -----------
Net loss for the year                                                                             (50,051,762)
Balances at December 31, 2001                                                                     ===========
                                                                                                  (35,417,871)
                                                                                                  ===========

2.     Additional disclosure requirements

       a)     Concentration of credit risk

              Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash investments and trade accounts receivable.

              The Company maintains cash and cash equivalents, marketable securities, and certain other financial instruments with various financial institutions. These financial institutions are located in Chile and other parts of the world, and the Company's policy is designed to limit exposure to any one institution. The Company performs periodic evaluations of the relative credit standing of these financial institutions as part of the Company's investment strategy.

              Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities comprising the Company's customer base. 79% and 76% of these trade accounts receivable relate to customers located in Chile in 2000 and 2001, respectively. The Company does not require collateral or security for its accounts receivable.

              Approximately 58% of the Company's employees are covered by a collective bargaining agreement. This agreement will expire in March 2003.

                       TELEX-CHILE S.A. AND SUBSIDIARIES

       b)     Discontinued segment information

              The Company's net loss for 1999 considering Chilesat Telefonia Personal S.A. as a discontinued segment (Note 25 2g) in accordance with APB 30 under US GAAP is as follows:

                                                                 1999               2000               2001
                                                             -----------          ---------          --------
                                                                Th.Ch.$            Th.Ch.$            Th.Ch.$
              Loss from continuing operations                (27,786,695)                 -                  -
              Loss from discontinued operations
              Chilesat Telefonia Personal S.A.                (2,786,393)                 -                  -
              Gain on sale of discontinued operations
              Chilesat Telefonia Personal S.A.                20,557,222                  -                  -
                                                             -----------           --------            -------
              Net loss in accordance with US GAAP            (10,015,866)                 -                  -
                                                              ==========           ========            =======


       c)     Earnings (loss) per share

              The following disclosure of earnings (loss) per share information is not generally required for presentation in financial statements under Chilean GAAP, but is required under US GAAP:


                                                                                    (Restated)
                                                                    1999               2000*              2001
                                                                --------           --------            --------
                                                                   Ch.$               Ch.$               Ch.$

              Basic loss per share
                under Chilean GAAP                              (1,371)           (1,009)              (2,198)

              Basic loss per share under US GAAP:
              Continuing operations                             (1,993)           (1,221)              (2,196)
              Discontinued operations                             (200)                -
              Gain on sale of discontinued operations            1,475                 -                    -
                                                                ------            ------               ------
              Basic loss per share under US GAAP                  (718)           (1,221)              (2,196)
                                                                ======            ======               ======
              Weighted average number of shares
                of Common stock outstanding                     13,939            22,793               22,793
                (in thousands of shares)

              The earnings (loss) per share data shown above is determined by dividing net earnings (loss) for both Chilean GAAP and US GAAP purposes by the weighted average number of shares of Common stock
              outstanding during each year.

              * This restatement resulted in a change in the basic loss per share of Ch.$ 131 and Ch.$ 131 for Chilean GAAP and US GAAP purposes, respectively.


                       TELEX-CHILE S.A. AND SUBSIDIARIES

       d)     Income tax

              The (provision) benefit for income taxes (charged) credited to the results of operations under US GAAP was as follows:

                                                                          1999           2000             2001
                                                                       ---------      ----------        -------
                                                                        Th.Ch.$          Th.Ch.$        Th.Ch.$

              Chilean GAAP tax provision (expense) (Note 16)            (146,812)        326,373       (554,135)
              Deferred income tax credit (charge) US GAAP              7,398,831      (7,960,485)       561,654
                                                                       ---------      ----------        -------
              Total tax benefit (expense) US GAAP                      7,252,019      (7,634,112)         7,519
                                                                       =========      ==========        =======

Deferred assets (liabilities) under US GAAP are summarized as follows at December 31 of each year:


                                                                          1999           2000             2001
                                                                       ---------      ----------        -------
                                                                        Th.Ch.$          Th.Ch.$        Th.Ch.$

       Property, plant and equipment (including leasing contracts)    (3,880,350)    (2,911,373)         (842,547)
       Deferred debt issues costs                                       (113,179)      (349,093)         (207,056)
                                                                      ----------     ----------        ----------
       Gross deferred tax liabilities                                 (3,993,529)    (3,260,466)       (1,049,603)
                                                                      ----------     ----------        ----------

       Deferred income                                                 1,464,937      1,544,782         1,393,319
       Tax loss carryforwards                                          7,028,927     10,205,917        16,729,215
       Valuation allowance for tax loss carryforwards and
         other assets                                                 (2,934,033)   (13,927,148)      (22,869,662)
       Allowance for doubtful accounts receivable and unbilled
         traffic                                                       5,354,586      5,360,051         5,386,533
       Vacation accrual                                                   82,983         76,864            60,387
       Other                                                             394,960              -           349,811
                                                                      ----------     ----------        ----------
       Gross deferred tax assets                                      11,392,360      3,260,466         1,049,603
                                                                      ----------     ----------        ----------

       Net deferred tax assets                                         7,398,831              -                 -
                                                                      ==========     ==========        ==========

The Company and certain Chilean subsidiaries have tax loss carryforwards totaling Th.Ch.$ 69,586,282 at December 31, 2001 which have no expiration date. These tax losses have resulted in a deferred income tax

                       TELEX-CHILE S.A. AND SUBSIDIARIES
asset of Th.Ch.$ 10,437,943 The Company also has tax loss carryforwards in Colomsat S.A., Texcom Telecomunicaciones C.A., Texcom Chile, Texcom S.A., Texcom USA, Alliston and Perusat at December 31, 2001 of Th.Ch.$ 9,691,388 Th.Ch.$ 4,238,644, Th.Ch.$ 708,069, Th.Ch.$ 653,752, Th.Ch.$ 1,323,626 Th.Ch.$
91,671 and Th.Ch.$ 119,926 respectively. These tax losses have resulted in deferred tax assets of Th.Ch.$ 3,391,986 Th.Ch.$ 1,441,139, Th.Ch.$ 106,210,
Th.Ch.$ 98,063, Th.Ch.$ 516,214, Th.Ch.$ 13,751 and Th.Ch.$ 35,978,
respectively. A valuation allowance has been established for certain subsidiaries because, at the present time, it is more-likely-than-not that net deferred tax assets may not be utilized by such subsidiaries. A valuation allowance for 100% of the net deferred tax assets was recorded at December 31, 1998 due to the Company's difficult financial situation. The portion of the valuation allowance relating to the tax loss carryforwards of Telex-Chile S.A., Chilesat S.A. and several other subsidiaries was reversed at December 31, 1999 due to the Company's restructuring of its debt and Management's estimate that such tax loss carryforwards will more than likely be utilized in the future. A valuation allowance for 100% of the net deferred tax assets was recorded at December 31, 2000, as significant doubt exist about the Company's ability to utilize these deferred tax assets in the future.


The expiration dates of the Company's tax loss carryforwards are summarized as follows:



                                           Texcom Tele-       Texcom                          NACS
Year of expiration     Colomsat S.A.    comunicaciones C.A.  Chile S.A.  Texcom S.A.  Communications Inc.
------------------     -------------    -------------------  ----------  -----------  -------------------
                         Th.Ch.$             Th.Ch.$         Th.Ch.$      Th.Ch.$           Th.Ch.$
With no expiration
  date                          -                   -         708,069      653,752                 -
2001                            -           1,795,434               -            -                 -
2002                      652,822           2,443,210                            -                 -
2003                    1,226,439                                   -            -                 -
2004                    2,411,371                   -               -            -                 -
2005                    2,607,891                   -               -            -                 -
2006 to 2011            2,792,864                   -               -            -                 -
2012 to 2015                    -                   -               -            -         1,323,626
                        ---------           ---------        --------     --------         ---------
                        9,691,388           4,238,644         708,069      653,752         1,323,626
                        =========           =========        ========     ========         =========



                         Alliston
Year of expiration     Properties S.A.   Perusat S.A.     Telex-Chile      Total
------------------     ---------------   ------------     -----------   ----------
                            ThCh$            ThCh$            ThCh$         ThCh$
With no expiration
  date                          -                   -       69,586,28   70,948,103
2001                            -                   -               -    1,795,434
2002                            -                   -               -    3,096,032
2003                            -              62,898       1,289,337
2004                            -                   -               -    2,411,371
2005                            -              57,028               -    2,607,891
2006 to 2011                    -                   -               -    2,849,893
2012 to 2015               91,671                   -                    1,415,297
                           ------             -------      ----------   ----------
                           91,671             119,926      69,586,282   86,413,358
                           ======             =======      ==========   ==========

                       TELEX-CHILE S.A. AND SUBSIDIARIES

The provision for income taxes differs from the amount of income tax determined by applying the applicable Chilean statutory income tax rate (15%) to pretax accounting income on a US GAAP basis as a result of the following differences:

                                                                1999              2000                2001
                                                             ---------         ----------          ----------
                                                              Th.Ch.$           Th.Ch.$             Th.Ch.$
Tax benefit at statutory Chilean tax rates                   2,860,496          3,085,733           7,552,040
Increase (decrease) in rates resulting from:
Permanent differences                                        1,307,621         (1,100,329)            665,632
Change in the valuation allowance for tax
  loss carryforwards and other assets                        3,837,810        (10,993,115)         (8,942,514)
Effects of foreign tax rates                                   (67,150)           638,198             892,657
Change in tax rate                                                   -                  -             537,583
Other                                                         (686,758)           735,401            (697,879)
                                                            ----------         ----------          ----------
Tax benefit (expense) at effective tax rates                 7,252,019         (7,634,112)              7,519
                                                            ==========         ==========          ==========

       In 2001, Chilean tax authorities enacted a law to change income tax rates from 15% to 17% beginning in 2002 through 2003. The effect of these rate changes on deferred taxes under U.S. GAAP (current tax rate remained 15% for 2001) was an increase in deferred tax expense of Th.Ch.$537,583, which was offset by a valuation allowance.


e)     Fair value

       The following methods and assumptions were used to estimate the fair value of each class of financial instruments at December 31, 2000 and 2001 for which it is practical to estimate such value:


       Cash and time deposits

       Cash and time deposits are stated at carrying amounts, which are equivalent to fair value.


       Other cash equivalents

       Other cash equivalents consist primarily of mutual funds, which are recorded at fair value.

       Repurchase Agreements

       Repurchase agreements which are certificates of deposit held with a bank that are purchased at a discount and mature typically in less than 30 days, are recorded at cost, plus accrued interest. Due to their short-term nature, this approximates fair value.

       Time deposits in guarantee

       The fair value of time deposits in guaranteed is equivalent to their carrying amounts.

       Bank borrowings

       The fair value of bank borrowings was estimated using the interest rate that the Company would pay for similar credit.

                       TELEX-CHILE S.A. AND SUBSIDIARIES

f)     Statement of cash flows


       The Company maintains certain bank accounts in US dollars and Columbian pesos. The effects of exchange rate differences between these foreign currencies and the Chilean pesos on the consolidated financial statements in 2001 and 2000 was a Th.Ch$ 157,164 gain and a Th.Ch.$ 51,848 loss respectively.

       Under US GAAP, cash equivalents are generally defined as highly liquid investments with a maturity of less than three months from the date of purchase, rather than the policy the Company follows under Chilean GAAP of less than three months from the date of the close of the financial statements. At December 31, 1999, 2000 and 2001, there is no difference between US GAAP and Chilean GAAP regarding the classification of cash equivalents.


g)     Investment

       At December 31, 2000 and 2001, the balances of available-for-sale securities were immaterial.

       In calculating realized gains and losses, the cost of available-for-sale securities sold is determined on a specific identification basis.

       The Company's investment of 19.9% in Melbourne International Communications Ltd. is recorded under the equity method as management believes it has significant influence over the operational and financial policies of the entity.


h)     Lease commitments

       The Company leases certain property under long-term non-cancelable leases, which are accounted for as capital leases. The related future minimum lease payments at December 31, 2001 were as follows:

                                                                                 Th.Ch.$

       2002                                                                     5,468,382
       2003                                                                     5,747,417
       2004                                                                     2,155,043
       2005                                                                     1,032,447
       2006                                                                     1,023,192
       Thereafter                                                               9,263,053
                                                                               ----------
       Total future minimum capital lease payments                             24,689,534
       Interest                                                                (8,947,446)
                                                                               ----------
       Present value of net minimum capital lease payments                     15,742,088
                                                                               ==========
       Current portion                                                          3,927,769
       Long-term portion                                                       11,814,319

                       TELEX-CHILE S.A. AND SUBSIDIARIES

i)     Reclassification differences between Chilean GAAP and US GAAP

       Under Chilean GAAP, the following income and expenses arising during 1999, 2000 and 2001 are classified as non-operating income and expenses, whereas under US GAAP they would be classified as operating income and expenses:

                                                                  1999               2000                 2001
                                                             -----------          ---------          -----------
                                                                 Th.Ch.$            Th.Ch.$              Th.Ch.$
       Non-operating income per Chilean GAAP:
       Gain on sale of property, plant and equipment                362                    -                  -
       Gain on sale of investments                            5,317,389                    -                  -
       Reversal of provisions                                         -                    -            347,079
       Other                                                     13,099               12,688            341,285
                                                             ----------           ----------         ----------
                                                              5,330,850               12,688            688,364
                                                             ==========           ==========         ==========
       Non-operating expenses per Chilean GAAP:
       Severance indemnities                                          -              726,635            925,672
       Amortization of goodwill                                 390,825              493,509             13,118
       Loss on sale of property, plant and equipment             64,596                    -                  -
       Write-off of accounts and notes receivable               559,752                    -                  -

       Write-off of Year 2000 non-compliant equipment           271,284                    -                  -
       Professional fees                                      3,154,996                    -                  -
       Goodwill written-off                                           -            2,833,080                  -
       Projects written-off                                           -            1,074,749            169,825
       Fixed assets written-off due to impaired projects              -            2,943,954          5,069,069
       Write-off of obsolete property, plant and equipment            -                    -         11,008,798
       Early termination of agreements with suppliers                 -                    -          2,049,965
       Expenses in the precautionary judicial agreement               -                    -            717,714
       Closure of foreign subsidiaries                                -            1,787,065            123,500
       Receivable from related parties written-off                    -              642,109          4,338,891
       Other                                                          -              535,116            286,147
                                                             ----------           ----------         ----------
                                                              4,441,453           11,036,217         24,702,699
                                                             ==========           ==========         ==========

j)     Reclassification of long-term debt.

       As discussed in Note 20 e), the Company was also in default of financial covenants at December 31, 2001 related to the same long-term debt, but this default was remedied due to the debt restructuring disclosed in Note 26. As such, no additional reclassification is required for US GAAP at December 31, 2001 and 2000.

k)     Advertising Costs

       Advertising costs are expenses as incurred. Advertising expenses of Th.US$ 1,158 Th.US$ 960 and Th.US$ 1,780 were recorded in 1999, 2000 and 2001, respectively.

                       TELEX-CHILE S.A. AND SUBSIDIARIES

l)     Segment reporting

       The Company presents segment information in accordance with FAS No. 131, Disclosures About Segment of an Enterprise and Related Information ("FAS 131"). FAS 131 is based on the management approach, which considers the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. FAS 131 also requires disclosures about products and services, geographic areas, and major customers.

       For the Company's internal reporting purposes, segment information is reported on a company-by-company basis. The services provided by each segment are as follows:


       o Chilesat S.A. is a provider of public international long distance, domestic long distance and private long distance services.
       o Chilesat Servicios Empresariales S.A., provides corporate customers with telecommunications services such as private long-distance networks for large volume customers, digital leased lines, switched data transmission and telex, and video and audio satellite links for broadcasting corporations.
       o Texcom S.A. provides businesses with telecommunications services similar to that of Chilesat Servicios Empresariales S.A., but in countries outside of Chile.
       o Chilesat Telefonia Personal S.A. provided domestic mobile telephony services. This subsidiary was sold on April 19, 1999. Therefore, the segment has been discontinued.
       o      The companies included in the "All Others" column area as follows:
              Telex-Chile S.A., Telex Chile Overseas Ltd., Landana Properties Inc., and Telsys S.A.


       The Company evaluates performance of its segments and allocates resources to them based on sales by business line and net results. The accounting policies of the segments are the same as those described in
       Note 2-.

                       TELEX-CHILE S.A. AND SUBSIDIARIES

The tables below present information about net loss and segment assets used by the chief operating decision maker of the Company as of and for the years ended December 31, 1999:


                                                                  Chilesat Telefonia                      Chilesat Servicios
                                                Personal S.A. (1)    Chilesat S.A.     Empresariales S.A.     Texcom S.A.
                                                ----------------     -------------     ------------------     -----------
                                                     Th.Ch$             Th.Ch$               Th.Ch$             Th.Ch$
Net sales:
    Sales to unaffiliated customers
Public Long-distance Service
    International long-distance                           -          7,399,654                    -                  -
    Domestic long-distance                                -         18,258,550                    -                  -
    Correspondents                                        -         15,603,544                    -                  -
    Other income                                          -          5,096,115                    -                  -
Related Business Service
    Domestic networks                                     -                  -            4,315,138                  -
    Correspondents                                        -                  -              762,925                  -
    Telex services                                        -                  -              234,602                  -
    Texcom S.A.                                           -                  -                    -         18,789,020
    Chilesat Telefonia Personal S.A.              1,277,947                  -                    -                  -

    Intersegment sales                                    -          5,421,915              113,922             51,483
                                                -----------        -----------          -----------        -----------

Net sales                                         1,277,947         51,779,778            5,426,587         18,840,503

    Segment net loss                            (6,012,990)        (5,475,734)          (1,188,366)        (2,993,005)
                                                -----------        -----------          -----------        -----------
Specified items included in segment
  net income (loss) for the year
  ended December 31, 1999:
    Interest income                                  24,111            999,703            1,316,557            769,840
    Interest expense                            (1,405,749)        (7,695,543)            (130,250)        (1,478,196)
    Depreciation expense                        (2,277,341)        (4,082,329)          (1,886,200)        (2,239,198)
    Amortization expense                                  -                  -                    -          (348,039)
    Income tax expense                                    -            (9,805)              (1,722)          (107,674)
    Earnings on equity investments                        -            113,989                  978             28,175
    Losses on equity investments                          -        (3,595,093)                    -                  -
    Write-off of impaired fixed assets                    -          (430,388)            (170,746)                  -
    Write-off of impaired projects                        -                  -                    -          (720,426)

Specified items related to segment
  assets as of December 31, 1999:
    Total assets                                          -        153,827,486           32,372,147         36,742,889
    Property, plant and equipment                 3,020,753          4,105,307              546,802          1,340,213
    Investment in related companies                       -         49,169,752              286,108                  -



                                                 All Others      Total Segments       Eliminations         Consolidated
                                                 ----------      --------------       ------------         ------------
                                                   Th.Ch$            Th.Ch$              Th.Ch$               Th.Ch$
Net sales:
    Sales to unaffiliated customers
Public Long-distance Service
    International long-distance                           -          7,399,654                    -          7,399,654
    Domestic long-distance                                -         18,258,550                    -         18,258,550
    Correspondents                                        -         15,603,544                    -         15,603,544
    Other income                                          -          5,096,115                    -          5,096,115
Related Business Service
    Domestic networks                                     -          4,315,138                    -          4,315,138
    Correspondents                                        -            762,925                    -            762,925
    Telex services                                        -            234,602                    -            234,602
    Texcom S.A.                                           -         18,789,020                    -         18,789,020
    Chilesat Telefonia Personal S.A.                      -          1,277,947           (1,277,947)                 -

    Intersegment sales                            4,755,095         10,342,415          (10,342,415)                 -
                                                -----------        -----------          -----------        -----------


Net sales                                         4,755,095         82,079,910          (11,620,362)        70,459,541

    Segment net loss                            (20,866,018)       (36,536,113)          17,426,901        (19,109,212)
                                                -----------        -----------          -----------        -----------

Specified items included in segment
  net income (loss) for the year
  ended December 31, 1999:
    Interest income                                 429,052          3,539,263           (1,560,617)         1,978,646
    Interest expense                             (5,151,667)       (15,861,405)           2,942,255        (12,919,150)
    Depreciation expense                         (1,544,126)       (12,029,194)           2,277,341         (9,751,853)
    Amortization expense                           (143,097)          (491,136)                   -           (491,136)
    Income tax expense                              (27,611)          (146,812)                   -           (146,812)
    Earnings on equity investments                   67,783            210,925             (114,968)            95,957
    Losses on equity investments                (11,501,134)       (15,096,227)          12,089,732         (3,006,495)
    Write-off of impaired fixed assets             (248,248)          (849,382)                   -           (849,382)
    Write-off of impaired projects                        -          (720,426)                    -           (720,426)

Specified items related to segment
  assets as of December 31, 1999:
    Total assets                                155,984,403        378,926,925         (214,203,203)       164,723,722
    Property, plant and equipment                   516,392          9,529,467           (3,020,753)         6,508,714
    Investment in related companies              82,998,244        132,454,104         (132,079,341)           374,763



(1) Chilesat Telefonia Personal S.A., a 50% owned subsidiary of the Company in 1999, is shown in the financial statements as an investment in related companies and is accounted for using the equity method. The information of Chilesat Telefonia Personal S.A. is shown as a separate segment and is then eliminated to arrive at Losses on equity investments for Chilesat S.A.

                       TELEX-CHILE S.A. AND SUBSIDIARIES

The tables below present information about net loss and segment assets used by the chief operating decision maker of the Company as of and for the year ended December 31, 2000:

                                               Chilesat Telefonia                      Chilesat Servicios
                                                Personal S.A. (1)    Chilesat S.A.     Empresariales S.A.     Texcom S.A.
                                                ----------------     -------------     ------------------     -----------
                                                     Th.Ch$             Th.Ch$               Th.Ch$             Th.Ch$

Net sales:
    Sales to unaffiliated customers
Public Long-distance Service
    International long-distance                                        7,881,079                    -                  -
    Domestic long-distance                                            18,317,948                    -                  -
    Correspondents                                                     9,321,817                    -                  -
    Other income                                                       4,856,478                    -                  -
Related Business Service
    Domestic networks                                                          -            4,829,708                  -
    Correspondents                                                             -              114,895                  -
    Telex services                                                             -               83,629                  -
    Texcom S.A.                                                                -                    -         13,352,972
    Intersegment sales                                                 2,367,707              (16,472)           295,333
    Net sales                                                         42,745,029            5,011,760         13,648,305

    Segment net loss                                                  (6,099,412)          (1,329,147)        (7,484,283)

Specified items included in segment
  net income (loss) for the year ended
  December 31, 2000:
    Interest income                                                      922,807            1,705,313            226,825
    Interest expense                                                  (6,814,901)             (67,192)        (1,348,743)
    Depreciation expense                                              (7,146,075)          (1,967,459)        (2,240,406)
    Amortization expense                                                       -                    -           (347,026)
    Income tax expense                                                   187,541               43,355            (86,335)
    Earnings on equity investments                                             -                    -             15,547
    Losses on equity investments                                        (671,277)                  (1)                 -
    Write-off of impaired fixed assets                                (1,253,139)            (375,145)                 -
    Write-off of impaired projects                                             -                   -          (1,074,749)
    Write-off of impaired goodwill                                             -                   -          (2,196,103)

Specified items related to segment
  assets as of December 31, 2000:
    Total assets                                                     138,993,167           31,812,336         17,247,322
    Property, plant and equipment                                     83,469,226           10,179,892         13,261,062
    Investment in related companies                                   15,113,695                   97                  -




                                                   All Others      Total Segments       Eliminations         Consolidated
                                                   ----------      --------------       ------------         ------------
                                                     Th.Ch$            Th.Ch$              Th.Ch$               Th.Ch$
Net sales:
    Sales to unaffiliated customers
Public Long-distance Service
    International long-distance                            -          7,881,079                    -           7,881,079
    Domestic long-distance                                 -         18,317,948                    -          18,317,948
    Correspondents                                         -          9,321,817                    -           9,321,817
    Other income                                           -          4,856,478                    -           4,856,478
Related Business Service
    Domestic networks                                      -          4,829,708                    -           4,829,708
    Correspondents                                         -            114,895                    -             114,895
    Telex services                                         -             83,628                    -              83,628
    Texcom S.A.                                      102,604         13,455,576                    -          13,455,576
    Intersegment sales                             2,487,861          5,134,429           (5,134,429)                  -
    Net sales                                      2,590,465         63,995,558           (5,134,429)         58,861,129

    Segment net loss                             (21,356,059)       (36,268,901)          16,260,722         (22,996,814)

Specified items included in segment
  net income (loss) for the year ended
  December 31, 2000:
    Interest income                                  212,747          3,067,692           (2,043,173)          1,024,519
    Interest expense                              (3,571,711)       (11,802,547)           2,043,173          (9,759,374)
    Depreciation expense                            (471,411)       (11,825,351)                   -         (11,825,351)
    Amortization expense                            (146,483)          (493,509)                   -            (493,509)
    Income tax expense                               181,812            326,373                    -             326,373
    Earnings on equity investments                    50,992             66,539              (50,992)             15,547
    Losses on equity investments                (15,490,793)        (16,162,071)          16,182,880              20,809
    Write-off of impaired fixed assets                     -         (1,628,284)                   -          (1,628,284)
    Write-off of impaired projects                         -         (1,074,749)                   -          (1,074,749)
    Write-off of impaired goodwill               (2,069,602)         (4,265,705)                   -          (4,265,705)

Specified items related to segment
  assets as of December 31, 2000:
    Total assets                                  96,748,643        284,801,468         (145,064,296)        139,737,174
    Property, plant and equipment                    827,482        107,737,662                    -         107,737,661
    Investment in related companies               70,810,952         85,924,744          (85,915,002)              9,742

                       TELEX-CHILE S.A. AND SUBSIDIARIES

The tables below present information about net loss and segment assets used by the chief operating decision maker of the Company as of and for the year ended December 31, 2001:

                                               Chilesat Telefonia                      Chilesat Servicios
                                                Personal S.A. (1)    Chilesat S.A.     Empresariales S.A.     Texcom S.A.
                                                ----------------     -------------     ------------------     -----------
                                                     Th.Ch$             Th.Ch$               Th.Ch$             Th.Ch$

Net sales:
    Sales to unaffiliated customers
Public Long-distance Service
    International long-distance                            -           8,026,610                    -                  -
    Domestic long-distance                                 -          16,603,200                    -                  -
    Correspondents                                         -           2,553,253                    -                  -
    Other income                                           -           5,918,987                    -                  -
Related Business Services
    Domestic networks                                      -                   -            4,877,261                  -
    Correspondents                                         -                   -               97,089                  -
    Telex Services                                         -                   -               41,121                  -
    Texcom S.A.                                            -                   -                    -         10,955,398

    Intersegment sales                                     -           1,078,351               (9,612)           349,576
    Net sales                                              -          34,180,401            5,005,859         11,304,974

    Segment net loss                                       -         (33,887,187)          (3,760,914)        (6,915,954)

Specified items included in segment
  net income (loss) for the year ended
  December 31, 2001:
    Interest income                                                      790,733            1,314,240            156,392
    Interest expense                                                  (7,024,173)             (74,124)        (1,339,888)
    Depreciation expense                                              (9,527,954)          (1,807,438)        (2,130,012)
    Amortization expense                                   -                   -               (6,742)            (6,376)
    Income tax expense                                     -            (351,073)             (45,549)            28,901

    Losses on equity investments                           -          (1,957,932)                    -          (177,517)
    Write-off of impaired fixed assets                     -          (5,091,878)             (55,720)           (91,296)
    Write-off of obsolete property,
      plant and equipment                                  -          (8,370,929)          (2,517,906)                 -

Specified items related to segment
  assets as of December 31, 2001:
    Total assets                                           -         100,873,559           28,184,396         14,118,676
    Property, plant and equipment                          -          69,162,385            6,630,114         11,872,312
    Investment in related companies                        -          13,152,567                   65                  -




                                                   All Others      Total Segments       Eliminations         Consolidated
                                                   ----------      --------------       ------------         ------------
                                                     Th.Ch$            Th.Ch$              Th.Ch$               Th.Ch$
Net sales:
    Sales to unaffiliated customers
Public Long-distance Service
    International long-distance                            -          8,026,610                    -           8,026,610
    Domestic long-distance                                 -         16,603,200                    -          16,603,200
    Correspondents                                         -          2,553,253                    -           2,553,253
    Other income                                           -          5,918,987                    -           5,918,987
Related Business Services
    Domestic networks                                      -          4,877,261                    -           4,877,261
    Correspondents                                         -             97,099                    -              97,089
    Telex Services                                         -             41,121                    -              41,121
    Texcom S.A.                                      120,427         11,075,825                    -          11,075,825

    Intersegment sales                             1,797,138          3,215,453           (3,215,453)                  -
    Net sales                                      1,917,565         52,408,799           (3,215,453)         49,193,346

    Segment net loss                             (51,984,968)       (96,549,023)          46,449,247         (50,099,776)

Specified items included in segment
  net income (loss) for the year ended
  December 31, 2001:
    Interest income                                   50,256          2,311,621           (1,570,030)            741,591
    Interest expense                              (3,207,316)       (11,645,501)           1,570,030         (10,075,471)
    Depreciation expense                            (134,727)       (13,600,131)                   -         (13,600,131)
    Amortization expense                             (13,118)                  -             (13,118)
    Income tax expense                              (186,414)          (554,135)                   -            (554,135)

    Losses on equity investments                 (46,139,941)       (48,275,390)          48,097,873            (177,517)
    Write-off of impaired fixed assets                     -                  -                    -          (5,238,894)
    Write-off of obsolete property,
      plant and equipment                           (119,963)                 -                    -         (11,008,798)

Specified items related to segment
  assets as of December 31, 2001:
    Total assets                                  44,895,972        188,072,603          (84,772,404)        103,300,199
    Property, plant and equipment                    582,110         88,246,921                    -          88,246,921
    Investment in related companies               26,858,669         40,011,301          (40,004,772)              6,529

                       TELEX-CHILE S.A. AND SUBSIDIARIES

A geographical summary of the Company's sales to unaffiliated customers by geography under Chilean GAAP is as follows:

                                                                   For the years ended December 31,
                                                      --------------------------------------------------------
                                                         1999                   2000                   2001
                                                      ----------             ----------             ----------
                                                        Th.Ch$                 Th.Ch$                 Th.Ch$

Sales to unaffiliated customers
Chile                                                 51,670,527             45,508,158             38,237,948
Colombia                                               5,720,065              3,662,402              2,779,402
United States                                         11,640,115              8,262,416              6,165,958
Others                                                 1,428,841              1,428,153              2,010,038
                                                     -----------            -----------            -----------
    Total net sales                                   70,459,548             58,861,129             49,193,346
                                                     ===========            ===========            ===========

m)     Allowance for doubtful accounts

       The following is a rollforward of the changes to the allowance for doubtful accounts:

                                                 Balance at      Charged to                            Balance at
                                                 Beginning       costs and                                end
       Description                                of period       expenses          Write-offs           of period
       -----------                               ----------      ----------         ---------          ----------
       Year ended December 31, 1999
       Deducted from asset accounts:
         Allowance for doubtful accounts        11,705,264      22,850,897         (5,970,607)         28,585,554

       Year ended December 31, 2000
       Deducted from asset accounts:
         Allowance for doubtful accounts        28,585,554       3,813,248        (24,934,728)          7,464,074

       Year ended December 31, 2001
       Deducted from asset accounts:
         Allowance for doubtful accounts         7,464,074       2,363,938         (5,006,240)          4,821,772



n)     Recent accounting pronouncements

       In June 2001, the Financial Accounting Standards Board ("FASB") issued FAS No. 141, Business Combinations ("FAS 141"), and FAS No. 142, Goodwill and Other Intangible Assets ("FAS 142").

       FAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. FAS 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. The Company did not enter into any business combinations during 2001.

                       TELEX-CHILE S.A. AND SUBSIDIARIES

       FAS 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. FAS 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, FAS 142 prohibits the amortization of goodwill included in the carrying value of equity method investments. The company will apply FAS 142 beginning in the first quarter of 2002. Application of the non-amortization and impairment provisions of FAS 142 is not anticipated to be significant to the Company's financial position or results of operations.

       In August 2001, the FASB issued FAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets, which establishes a single accounting model, based on the framework established in FAS 121, for long-lived assets to be disposed of by sale. The statement is effective for financial statements issued for fiscal years beginning after December 15, 2001. The provisions of this statement are not expected to have a significant impact on the Company's financial condition or operating results.

       The Company adopted Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities" (as amended by SFAS 138) in 2001. SFAS 133 established new accounting and reporting standards for derivative and hedging activities. As the Company does not engage in any derivative activities, there was no effect of adopting this pronouncement.

Note 26 - Subsequent Events


Debt Restructuring and Tender Offer Process


On October 4, 2001, the Company and its principal subsidiary Chilesat S.A. entered into judicial preventive agreements (the "Agreements") with its creditors setting forth the terms of a possible restructuring of the Company. These Agreements reflected the approval of a majority of the Company's and its subsidiary's creditors, were amended on December 28, 2001, and became effective on January 25, 2002 (and later amended on March 25, 2002). The Agreements provided for judicially mandated relief for the Company and Chilesat from proceedings initiated by its financial creditors for a term of approximately 150 days (revised), commencing on December 28, 2001 and expiring on May 30, 2002 (revised). Under the terms of the agreements, the Company's obligations were to be capitalized by May 30, 2002.


Had less than 70% of the total amount of the Company's financial obligations, or less than 85% of the financial obligations of Chilesat assumed by the Company been capitalized, then the agreements would have been null and void and the financial obligations would have been due immediately.


On April 11, 2002, Southern Cross completed the U.S. tender offer and the concurrent Chilean tender offer, initiated in Chile on March 6, 2002 and in the United States on March 7, 2002, for 28.69% of the outstanding Series A shares and 28.69% of the outstanding Series B shares (including ADRs) totaling 65,392,249 shares, of the Company. Southern Cross made the tender offer in the United States for shares held by U.S. holders and for the ADRs and made a concurrent tender offer in Chile for shares, but not for the ADRs. Southern Cross offered Ch$18 per Share and Ch$180 per ADR in the U.S. offer and Ch$18 per Share in the Chilean offer. Approximately 21,623,171 Series A shares and approximately 1,384,376 Series B shares (including Class B shares represented by the ADRs), were validly tendered in the U.S. offer and approximately 56,152,686 Series A shares were validly tendered in the Chilean offer. In the aggregate, approximately 77,775,857 Series A shares and 1,384,376 Series B shares were validly tendered in the offers.


Upon purchase and payment of the shares, Southern Cross beneficially owned 46.92% of the Company after completing the tender offer.

                       TELEX-CHILE S.A. AND SUBSIDIARIES

Recapitalization Process:


On January 30, 2002, the shareholders voted to increase the Company's capital in the sum of Ch$ 263,670,336,297 with the issuance of 7,470,659,529 series A shares and 7,177,692,488 series B shares, at an issue price of 18 Chilean pesos per share in order to facilitate the recapitalization process.


On April 15, 2002, Southern Cross, through its affiliates Redes Opticas S.A. and Redes Opticas (Cayman) Corp., announced the successful conclusion of its tender offer and acquired Ch$ 17,760,285,657 of the financial obligations of the Company and Ch$ 49,380,474,117 of the financial obligations of Chilesat.


On April 26, 2002, Southern Cross, through its affiliates Redes Opticas S.A. and Redes Opticas (Cayman) Corp., capitalized these financial obligations, receiving in exchange 3,688,191,169 series A and 88,970,719 series B Shares.


According to the Company's corporate by-laws, the series of shares and its relevant preferences including board selection preferences, expire on July 9, 2002.


Stock Split

On July 17, 2002, the shareholders approved a one-for-ten reverse stock split of issued and outstanding common stock, respectively. All earnings (loss) per share and weighted average number of shares amounts in the accompanying financial statements have been retroactively adjusted to reflect the reverse stock split.