Form 20-F
CHILESAT CORP SA
filed 2003-06-30
CIK 930242

================================================================================


                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                ---------------
                                   FORM 20-F
(Mark One)
[ ] REGISTERED STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                      OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

                                      OR
[ ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to ________________.

Commission file number 1-12752

                              CHILESAT CORP S.A.
                          (formerly Telex-Chile S.A.)
            (Exact name of Registrant as specified in its charter)

                              Chilesat Corp Inc.
                (Translation of Registrant's name into English)

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

                                               Name of each exchange on which
            Title of each class                            registered

 Common Stock of Registrant represented by           New York Stock Exchange
      American Depositary Shares each
   representing 10 shares of Common Stock

Securities registered or to be registered pursuant to Section 12(g) of the
Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

     Common Stock, with no par value: 469,105,849 shares of common stock. Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
        [ ] Yes [X] No (2001 Annual Report on Form 20-F was filed late)

     Indicate by check mark which financial statement item the registrant has elected to follow.
                            [ ] Item 17 [X] Item 18
================================================================================

                              CHILESAT CORP S.A.

                         INDEX TO REPORT ON FORM 20-F

                               Table of Contents

                                                                        Page

INTRODUCTION..............................................................1

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION...................1


PART I....................................................................3

Item 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS............3
Item 2.  OFFER STATISTICS AND ADVISORS....................................3
Item 3.  KEY INFORMATION..................................................3
Item 4.  INFORMATION ON OUR COMPANY......................................13
Item 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS....................30
Item 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES......................44
Item 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...............47
Item 8.  FINANCIAL INFORMATION...........................................50
Item 9.  THE OFFER AND THE LISTING.......................................50
Item 10. ADDITIONAL INFORMATION..........................................53
Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK......70
Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES..........72


PART II..................................................................72

Item 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES................72
Item 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
          AND USE OF PROCEEDS............................................72
Item 15.  CONTROLS AND PROCEDURES........................................72
Item 16.  [RESERVED].....................................................73


PART III.................................................................74

Item 17.  FINANCIAL STATEMENTS...........................................74
Item 18.  FINANCIAL STATEMENTS...........................................74
Item 19.  EXHIBITS.......................................................74
SIGNATURES.............................................................  76
CERTIFICATIONS...........................................................77

                                 INTRODUCTION

     Chilesat Corp S.A. is a corporation organized under the laws of Chile. Previously known as Telex-Chile S.A., our common shares are listed on the New York Stock Exchange under the symbol "CSA". We completed an initial public offering of ADSs in the United States in October 1994. Our principal executive offices are located at Rinconada El Salto 202, Comuna de Huechuraba, Santiago, Chile, and our telephone number is 011-562-582-5786.

Special Note Regarding Forward-Looking Statements

     This annual report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements appear throughout this annual report, including, without limitation, under Item 3-- "Key Information -- Risk Factors," Item 4-- "Information on the Company" and Item 5 -- "Operating and Financial Review and Prospects". These forward-looking statements relate to, among other things:

     o    our business model,

     o    our strategy,

     o    any new products or services,

     o    any acquisitions or divestitures,

     o any plans for entering into strategic relationships and joint ventures,

     o    financings and capital increase,

     o the results of any disputes regarding international business exited by the company,

     o    the performance of the Chilean economy, and

     o other expectations, intentions and plans contained in this annual report that are not historical fact.

     When used in this annual report, the words "expects," "anticipates," "intends," "plans," "may," "believes," "seeks," "estimates" and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, unforeseen competitive pressures, Chilean economic conditions and changes in the marketplace. In light of the many risks and uncertainties surrounding our marketplace, you should understand that we cannot assure you that the forward-looking statements contained in this annual report will be realized.

            PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

     Unless otherwise specified, references herein to "dollars," "U.S. dollars" or "US$" are to United States dollars; references to "pesos," "Chilean pesos" or "Ch$" are to Chilean pesos; references to "UF" are to Unidades de Fomento, a daily indexed Chilean peso denominated monetary unit that accounts for the effect of the Chilean inflation rate of the previous month. Certain amounts contained herein may not total due to rounding. Unless otherwise specified, our financial data is presented herein in constant Chilean pesos of December 31, 2002 purchasing power. Unless otherwise indicated, the U.S. dollar equivalent information for information in Chilean pesos is based on the Dolar Observado (the "observed exchange rate") reported by the Banco Central de Chile (the "Central Bank of Chile" or "Central Bank") for December 31, 2002, which was Ch$718.61 to each US$1.00. See Notes to the Financial Statements. Please note that the observed exchange rate for May 2, 2003 was Ch$704.42 to each US$1.00.

                                    PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

     Not Applicable.

Item 2. OFFER STATISTICS AND ADVISORS

     Not Applicable.

Item 3. KEY INFORMATION

     The following selected consolidated financial and statistical data is derived from our audited consolidated financial statements at and for the years ended December 31, 1998, 1999, 2000, 2001 and 2002. Ernst & Young (Chile) Ltda. was our independent accountant for the years ended December 31, 2000, 2001 and 2002.


     Our 2002 restructuring and recapitalization process substantially modified the financial status of our company and our ability to operate as a stand-alone entity going forward. The principal features of our 2002 restructuring were:

     o a reduction of consolidated financial debt from Ch$87,954 million at December 31, 2001 to Ch$4,753 million at December 31, 2002;

     o an increase in shareholders' equity from negative Ch$29,560 million at December 31, 2001 to positive Ch$39,382 million at December 31, 2002;

     o a capital contribution of Ch$6,963 million in cash (historical value);

     o a restructuring agreement with the Banco de Credito e Inversiones and the Banco de Chile (formerly the Banco de A. Edwards) providing for the rescheduling of Ch$2,387 million in debt, at May 31, 2002, over four years with four equal annual installments; and

     o an extension of Ch$1,447 million in debt, at May 31, 2002, to Interbanka AS and Banco de la Provincia de Buenos Aires, to a single installment, due in 15 years.

     This information should be read in conjunction with, and is qualified in its entirety by reference to our consolidated financial statements, including the notes thereto, included elsewhere in this Form 20-F.

     Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in Chile, commonly referred to as Chilean GAAP, which differ in certain significant respects from generally accepted accounting principles in the United States, commonly referred to as U.S. GAAP. See the notes to our consolidated financial statements for a description of the principal differences between Chilean GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of our net income and shareholders' equity (deficit). The table below contains financial information at and for the years ended December 31, 1998, 1999, 2000, 2001 and 2002, which is restated in constant Chilean pesos at December 31, 2002.

Chilean peso amounts at and for the most recent period have been translated into U.S. dollars at the rate of Ch$718.61 to US$1.00, the observed exchange rate on December 31, 2002.

                                                       At and for the year ended December 31,
                          --------------------------------------------------------------------------------------------------
                                1998             1999             2000             2001            2002         2002 (8)
                          --------------------------------------------------------------------------------------------------
                                     (in millions of constant Chilean pesos at December 31, 2002)             (U.S. dollar
                                                                                                             translation -
                                                                                                              in millions)

Income Statement Data:
Chilean GAAP:
Net sales.............       Ch$ 73,001        Ch$ 72,574      Ch$ 60,627       Ch$ 50,669       Ch$ 43,794    US$    60.9
Operating loss (1)....           (4,100)          (18,375)         (1,806)          (9,201)          (8,896)         (12.4)
Non-operating
  results (2).........          (19,081)           (1,266)        (22,609)         (42,127)          (4,804)          (6.7)
Income tax............             (249)             (150)            337             (571)             (19)         (0.03)
Net loss..............          (23,374)          (19,682)        (23,687)         (51,603)         (13,521)         (18.8)
Net loss per share(3).             (209)             (141)           (104)            (227)             (29)         (0.04)
Net loss per
  ADS (3)(4)..........           (2,093)           (1,412)         (1,039)          (2,264)               0              -
Dividends per
  share (3)(5)........                -                 -               -                -                0              0
Dividends per
  ADS (3)(4)(5).......                -                 -               -                -                0              0

U.S. GAAP:
Net sales.............       Ch$ 73,001        Ch$ 72,574      Ch$ 60,829       Ch$ 50,926       Ch$ 44,158     US$   61.4
Operating loss........           (4,577)          (19,044)         (1,604)          (8,945)         (11,401)         (12.2)
Non-operating
  results (2) ........          (21,122)           17,047         (19,575)         (42,297)          (4,966)         (10.6)
Income tax............            1,663             7,470          (7,864)               8              (19)         (0.03)
Net loss from
  continuing
  operations........            (17,975)          (28,620)        (28,649)         (51,556)         (16,188)         (22.5)
Net loss from
  discontinued
  operations..........           (6,006)           (2,870)              -                -                -              -
Gain on sale of
  discontinued
  operations..........                -            21,174               -                -                -              -
Net loss..............          (23,980)          (10,315)        (28,649)         (51,556)         (16,188)         (22.5)
Net loss per share (3)             (214)               74            (126)            (227)             (50)          (0.1)
Net loss per
  ADS (3)(4)..........           (2,147)             (745)         (1,257)          (2,264)            (499)          (0.7)


Balance Sheet Data:
Chilean GAAP:
Total assets..........       Ch$187,552        Ch$172,978      Ch$143,929       Ch$106,399       Ch$ 83,497     US$  116.2
Short-term liabilities           96,759            24,360          61,030          108,603           24,627           34.3
Long-term liabilities.           52,697            95,818          54,702           21,718           13,671           19.0
Net assets............           38,096            52,801          28,197          (23,922)          45,199           62.8
Shareholders' equity
  (deficit)...........           32,923            45,727          22,048          (29,560)          39,382           54.8

U.S. GAAP:
Total assets..........       Ch$173,299        Ch$175,868      Ch$143,430       Ch$106,477       Ch$ 81,283     US$  113.1
Short-term liabilities           96,759            24,360          61,030          108,603           24,627           34.3
Long-term liabilities.           52,697           132,847          61,176           28,716           16,325           30.0
Net assets............           23,842            18,662          21,224          (30,894)          40,331           48.8
Shareholders' equity
  (deficit)...........           18,511            43,724          14,663          (36,481)          35,052           41.5

Selected Statistical
  Information:

Chilean GAAP
Operating Data:
Gross margin (6)......             26.9%             37.9%           32.8%            21.4%           23.7%          23.7%
Operating margin (6)..             (5.6%)           (25.3%)          (3.0%)          (18.2%)         (20.3%)        (20.3%)
Net margin (6)........            (32.0%)           (27.1%)         (39.1%)         (101.8%)         (31.3%)        (31.3%)
Capital expenditures..       Ch$  4,581        Ch$  6,704      Ch$  5,100       Ch$  5,620       Ch$  8,375          11.6
Operating income......       Ch$ (4,100)       Ch$(18,375)     Ch$ (1,806)      Ch$ (9,201)      Ch$ (8,896)        (12.4)


                                                       At and for the year ended December 31,
                          --------------------------------------------------------------------------------------------------
                                1998             1999             2000             2001            2002         2002 (8)
                          --------------------------------------------------------------------------------------------------
                                     (in millions of constant Chilean pesos at December 31, 2002)             (U.S. dollar
                                                                                                             translation -
                                                                                                              in millions)

Depreciation..........       Ch$  9,783        Ch$ 10,045      Ch$ 12,181       Ch$ 14,008       Ch$ 12,310           17.1
Employees (7).........            1,113             1,177             799              563             843            843

Chilean GAAP
Financial Ratios:
Long-term
  liabilities/ Total
  assets..............             28.1%             55.4%           37.2%            20.4%           16.4%          16.4%
Current
  assets/Current
  liabilities.........              0.5x              1.1x            0.5x             0.1x            0.4x          0.4x


--------------------
(1) Operating loss for 2000, 2001 and 2002 includes a charge to income of Ch$4,301 million, Ch$1,914 million and Ch$1,805 (US$2.5 million), respectively, resulting from allowances for doubtful receivables and unbilled services.
(2)  This item includes price-level restatement.
(3) Net loss and dividends per share have been computed on the basis of the weighted average number of shares outstanding (adjusted for the 1-for-10 reverse stock split effective as of August 29, 2002) during such period. As a result of a capital increase effected in April and May 2002, at May 30, 2002, we had 4,691,058,511 Class A and Class B shares outstanding, representing a 95.1% increase, as compared to prior to such capital increase. If adjusted for our capital increase, our losses per share would have been substantially lower in prior periods.
(4) Until May 8, 2000, each ADS represented two shares. Since May 8, 2000, each ADS has represented ten shares. Net income (loss) per ADS has been restated for prior periods to reflect this change in ratio.
(5)  Dividend amounts represent amounts paid during each period indicated. See
     Item 10. "Additional Information - Dividend Policy and Dividends."
(6)  Shown as a percentage of net sales.
(7) For the years 1998, 1999, 2000, 2001 and 2002, the figures include all employees from Chilesat Corp, Chilesat, Chilesat Business Services, Telsys, Telesat, Gestion Integral de Clientes and Texcom.
(8)  US$1.00 = Ch$718.61, the observed exchange rate at December 31, 2002.

Exchange Rates

     Pursuant to the Central Bank of Chile Act, Law No. 18,840 of 1989, the Central Bank of Chile is empowered to set the dolar acuerdo, which is a reference exchange rate (the "reference exchange rate"). The Central Bank of Chile publishes the reference exchange rate for each day of the subsequent month based on the following considerations: (i) the previous month's domestic inflation rate, (ii) a factor for international inflation and (iii) a formula pegged to the U.S. dollar, the Japanese yen and the German deutsche mark which, prior to the publication of the reference exchange rate, was replaced by the Euro beginning January 14, 1999. These three currencies were chosen because they are the currencies of Chile's principal trading partners.

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

                  Low (1)       High (1)    Average (2)   Period End (3)
Year            Ch$ Per US$    Ch$ Per US$  Ch$ Per US$    Ch$ Per US$
--------------------------------------------------------------------------------

1998..........     439.2          475.4        460.3          472.4
1999..........     468.7          550.9        508.8          530.1
2000..........     501.0          580.4        539.5          573.7
2001..........     563.6          606.7        580.2          612.6
2002..........     641.8          756.6        688.9          718.6
2003 (1)......     694.2          758.2        726.6          714.1
--------------------
Source:  Central Bank of Chile.
(1) Exchange rates are the actual high and low, on a day by day basis, for each period.
(2) The average of the exchange rates on the last day of each month during the period.

(3)  Through June 2, 2003.

     For the convenience of the reader, we translated certain Chilean peso amounts into U.S. dollars at a specified exchange rate. Unless otherwise indicated, U.S. dollar equivalent information except export figures, for information in Chilean pesos, is based on the observed exchange rate for December 31, 2002, which was Ch$718.61 per U.S. dollar. No representation is made that the Chilean peso or U.S. dollar amounts shown herein could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at any particular exchange rate or at all.

     The following table sets forth the high, low and average observed exchange rate for U.S. dollars for each month during the previous six months, as reported by the Central Bank of Chile. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

                            Low (1)              High (1)           Average (2)
Year                      Ch$ per US$          Ch$ per US$          Ch$ per US$
--------------------------------------------------------------------------------

December 2002.............   692.9                712.4                701.9
January 2003..............   709.2                738.9                722.5
February 2003.............   733.1                755.3                745.2
March 2003................   725.8                758.2                743.3
April 2003................   705.3                729.8                718.2
May 2003..................   694.2                713.7                718.6
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

     We have not achieved profitability since 1997. We operate in a very competitive market, in which we have lower capital resources than our principal competitors. We are unable to guarantee that our losses will not continue in the future, that we will return to or sustain profitability or that we will be able to raise additional capital for future projects and expansion.

     We have a new controlling shareholder, and our company is under new management.

     In April 2002, our current controlling shareholder, a consortium comprised of Southern Cross Latin America Private Equity Fund, L.P., referred to as Southern Cross, with an interest of approximately 80%, and General Electric Capital Corporation, referred to as GE Capital Corporation, with an interest of approximately 20%, acting indirectly through affiliated companies, completed a successful tender offer for a portion of our capital stock and capitalized financial obligations of our company that it had acquired from our creditors in order to increase its beneficial ownership of our capital stock to 89.7%, at such date. Our controlling consortium employed new management and elected new members to our board of directors. As a result, we have a new controlling shareholder, a new board of directors and new executive officers. Our new management has affirmed its intention to maintain and strengthen our core operations in Chile and internationally. Nonetheless, we will revisit the status of our operations regularly and may terminate or strengthen existing initiatives or projects.

     We are dependent on cash flows from our subsidiaries.

     Because we are largely a holding company, we rely upon dividends, repayments of intercompany loans and other intercompany cash flows from our subsidiaries and affiliates to make payments to our creditors. The ability of our subsidiaries and affiliates to provide us with these funds will be dependent upon a number of factors, including:

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

     The Chilean market for telecommunications is one of the most liberalized markets in the world with low barriers to entry and high levels of price competition. Because of the March 10,

1994 passage of the multicarrier amendment to the Ley General de Telecomunicaciones (the Chilean telecommunications law), Chilean consumers are able to select a long distance carrier by dialing a specified three-digit access code on each call or by establishing a revocable service contract directly with a long distance carrier. Compared to prior models, the three-digit access code has significantly altered the market's behavior. Specifically, the accessibility of the three-digit access code has resulted in a market that is highly sensitive and responsive to rate discounting.

     The Chilean telecommunications market is highly competitive. We currently compete with Entel S.A., Telefonica Mundo S.A. (Chile), a subsidiary of Telefonica CTC Chile S.A. (Chile), entities with greater capital resources than are available to us, and other companies, including BellSouth and AT&T Latin America. We are subject to the risks inherent in operating within the highly competitive Chilean market.

     Fiber optic technologies are making our satellite infrastructure commercially obsolete.

     Utilizing our fiber optic technologies for the provision of our services is cheaper than utilizing satellite technologies. As more fiber optic cable becomes available for our use, our satellite infrastructure becomes less attractive to use from a cost standpoint, as is the case throughout the industry. As a result, we have decreased the depreciation and amortization periods of our terrestrial-based satellite assets. While we feel that the current depreciation and amortization periods of these assets reflect their useful lives, if the increased accessibility of fiber optic technology makes our terrestrial-based assets less commercially viable, such depreciation and amortization periods will require modification or an adjustment in the value of the related fixed assets. These changes, however, would not be material to the financial results of our company. For the year ended December 31, 2002, we incurred charges to results of operations relating to asset write-downs of Ch$367 million.

     Our ADSs are subject to delisting by the New York Stock Exchange if we do not sustain compliance with the continued listing requirements.

     On August 29, 2002, we effected a 1-for-10 reverse stock split of our common stock listed in Chile and underlying the American Depositary Shares, or ADSs, listed on the New York Stock Exchange in order to obtain a trading price for the ADSs above the minimum trading price requirement of US$1.00. The reverse stock split did not change the ratio of shares of common stock per ADS, which remains at 10-to-1. We believe we are now in compliance with the listing requirements of the New York Stock Exchange. If for any reason we fail to maintain compliance with the New York Stock Exchange's continued listing requirements, our ADSs will be subject to delisting by the New York Stock Exchange, which would likely adversely impact their liquidity and value.

Risks Relating to Chile

     Our future performance depends in significant part on the performance of the Chilean economy and other markets in the region.

     We are subject to those risks faced by any company operating in Chile and other Latin American countries, including high levels of inflation and fluctuations in the value of relevant national currencies. Although the Chilean economy has been the most stable in Latin America for the last decade, there can be no assurance that the Chilean economy will continue to grow in the future. In addition, certain events outside of our control, such as investors' reactions to developments in one country, can adversely affect the value of Chilean companies' shares in local and foreign stock exchanges.

     Currency fluctuations could adversely affect our financial condition, results of operations and the value of our shares and ADSs.

     The Chilean government's economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could have a material adverse effect on the U.S. dollar value of our common stock and our ADSs. The Chilean peso has been subject to devaluations in the past and may be subject to fluctuations in the future. In the period from December 31, 1999 to December 31, 2002, the value of the Chilean peso relative to the U.S. dollar decreased approximately 35.6%, as compared to 11.2% in the period from December 31, 1996 to December 31, 1998. The observed exchange rate on May 31, 2003 was Ch$714.10 to US$1.00.

     The shares of common stock underlying the ADSs are traded in Chilean pesos on the Santiago Stock Exchange and the Electronic Stock Exchange of Chile. The ADSs have been issued by The Bank of New York, N.A. as depositary (the "Depositary"). Cash distributions of the shares of common stock received by the Depositary will be received in Chilean pesos. The Depositary will convert such pesos to U.S. dollars at the then-prevailing exchange rate in order to make dividend and other distribution payments for the ADSs. If the value of the Chilean peso falls relative to the U.S. dollar between the declaration of dividends and the distribution of such dividends by the Depositary, then the amount of U.S. dollars distributed to holders of ADRs could decrease. Consequently, the value of the ADSs and any distributions to be received from the Depositary could be adversely affected. There can be no assurance that the Chilean peso/U.S. dollar exchange rate will not fluctuate in the future, that the Chilean peso will not lose value against the U.S. dollar or that such fluctuations in the exchange rate will not have a material adverse impact on our business and the value of the ADSs.

     Inflation could adversely affect our financial condition, results of operations and the value of our shares and ADSs.

     Although Chilean inflation has moderated in the last decade, a rise in inflation could adversely affect the Chilean economy, our company, the value of our shares and the value of the ADSs. There can be no assurance that the performance of the Chilean economy, the results of operations and the value of the ADSs will not be adversely affected by continuing or increased levels of Chilean inflation.

     You may be unable to exercise preemptive rights.

     Chilean law requires us, whenever we issue new capital stock for cash, to grant preemptive rights to all holders of our capital stock, giving them the right to purchase a sufficient number of shares to maintain their existing ownership percentage. However, we may not be able to offer shares to U.S. holders of ADSs pursuant to preemptive rights granted to our shareholders in connection with future issuances of capital stock, thereby subjecting the ADS holders to potential dilution.

     In May 1997, the Chilean foreign exchange procedure, which must be complied with in relation to any subscription of rights and delivery of ADRs to holders of ADSs, was amended. Under the new procedures established by the Central Bank, a Chilean company with an existing ADS program may apply to the Central Bank to amend its Foreign Investment Contract (which will also be deemed to incorporate all laws and regulations applicable to international offerings in effect as of the date of the amendment) so as to extend the benefits of such contract to new shares issued pursuant to preemptive rights offerings to existing ADS holders. Any such amendment (which will be deemed to incorporate all laws and regulations applicable to international offerings in effect as of the date of the amendment) will be reviewed by the Central Bank on a case by case basis. These procedures are expected to make it easier for Chilean companies to offer preemptive rights to ADS holders in connection with capital increases.

     Nevertheless, we may not be able to offer shares to U.S. holders of ADSs pursuant to preemptive rights granted to our shareholders unless a registration statement under the Securities Act is effective with respect to such rights and shares, or an exemption from the registration requirements of the Securities Act is available. At the time of any future offerings of shares, we intend to evaluate the costs and potential liabilities associated with any such registration statement, the indirect benefits to us of enabling U.S. holders of ADSs to exercise preemptive rights, and any other factors that we consider appropriate at the time, before deciding whether to file such registration statement. We cannot assure you that any such registration statement would be filed.

     To the extent that holders of ADSs are unable to exercise such rights because a registration statement has not been filed, the Depositary will attempt to sell such holders' preemptive rights and distribute the net proceeds of the sale (net of the Depositary's fees and expenses) to the holders of the ADSs, provided that a secondary market for such rights exists and a premium can be recognized over the cost of any such sale. A secondary market for the sale of preemptive rights can be expected to develop if the subscription price of the shares upon exercise of the rights is below the prevailing market price of the shares. In addition, Chilean income tax law provides a tax deduction to an individual resident taxpayer in an amount equal to a percentage of the individual's investment in newly issued shares. Amounts received in exchange for the sale or assignment of preemptive rights relating to shares will be taxable in Chile and the United States. If such rights cannot be sold, they will expire and holders of ADSs will not realize any value from the grant of such preemptive rights. In either case, the equity interest in our company of the holders of ADSs would be diluted proportionately. We cannot assure you that a secondary market of preemptive rights will develop in connection with any future issuance of shares or that, if such a market does develop, a premium can be realized on their sale.

     You may be unable to receive share dividends.

     Chilean law provides that we can declare a dividend in cash or in shares. When a share dividend is declared above the legal minimum (which minimum must be paid in cash), we have the option to declare that the portion of the dividend above the legal minimum be paid either in shares or in cash. In the event that a share dividend is declared, U.S. holders of ADSs may not be permitted to receive such a dividend in shares unless a registration statement under the Securities Act is effective with respect to such shares, or an exemption from the registration requirements of the Securities Act is available. In the event that we shall offer or cause to be offered a dividend in shares to the U.S. holders of ADSs, or an option to elect to receive dividends in shares instead of cash, we agreed to consult with the Depositary to determine whether it is lawful and feasible to make such option available to U.S. holders of ADSs and, if such share dividend or option is to be made available to such holders, the procedures to be followed. If we determine with the Depositary that such share dividend or option cannot be offered to U.S. holders of ADSs, the Depositary will sell such shares or elect to receive cash if such option is available and allocate the proceeds of such sale, or such cash, for the account of such ADS holders. The inability of all or certain U.S. holders of ADSs to receive dividends in shares could result in such holders not maintaining their percentage ownership of our common stock following the payment of dividends in shares unless such holder makes additional market purchases of ADSs.

     You may not be able to fully exercise your withdrawal rights.

     In accordance with Chilean laws and regulations, any shareholder that votes against certain actions or does not attend the meeting at which such actions are approved may withdraw from our company and receive payment for our shares according to a prescribed formula, provided that such shareholder exercises its rights within certain prescribed time periods. Such actions triggering withdrawal rights include the approval of:

     o the transformation of our company into an entity that is not a corporation (sociedad anonima) governed by the Chilean Companies Law No. 19,705, enacted in December 2000;

     o    our merger with or into another company;

     o the sale of 50% or more of our assets, whether or not our liabilities are included, or the formulation of a business plan contemplating a sale on those terms;

     o creation of personal securities or asset-backed securities for the purpose of guaranteeing third-party obligations in excess of 50% of our assets;

     o the creation of preferential rights for a class of shares or an amendment to those already existing rights, in which case the right to withdraw only accrues to the dissenting shareholders of the class or classes of shares adversely affected;

     o the remedy of nullification of our documents of incorporation caused by a formality or an amendment to such documents that results in the granting of a right to such remedy; and

     o such other cases as may be established by the bylaws (no such additional cases currently are specified in the bylaws).

     However, because of the absence of legal precedent as to whether a shareholder that has, at the same time, voted both for and against a proposal (such as the Depositary) may exercise withdrawal rights with respect to those shares voted against the proposal, there is doubt as to whether holders of ADSs will be able to exercise withdrawal rights either directly or through the Depositary.

Item 4. INFORMATION ON OUR COMPANY

     Chilesat Corp S.A. is a corporation organized under the laws of Chile. Previously known as Telex-Chile S.A., our common shares are listed on the New York Stock Exchange under the symbol "CSA". We completed an initial public offering of ADSs in the United States in October 1994. We also listed our common shares on the Santiago Stock Exchange and the Electronic Stock Exchange of Chile in April 1993. Our principal executive offices are located at Rinconada El Salto 202, Comuna de Huechuraba, Santiago, Chile, and our telephone number is 011-562-582-5786.

General

     We are a telecommunications holding company incorporated in Chile and are principally engaged, through our subsidiaries, in the provision of long distance services in Chile. Through Chilesat S.A., our long distance carrier and principal subsidiary, we are one of the leading facilities-based providers of public long distance services within Chile.

     In April 2002, a consortium made up of Southern Cross and GE Capital Corporation acquired control of Chilesat Corp S.A. (then Telex-Chile S.A.) through a series of transactions. These transactions included the capitalization of a substantial portion of our financial debt and the infusion of new capital into our company, which enabled us to implement our business plan which seeks sustained and profitable growth. Today we are financially stable, with a level of debt below the industry average.

     Chilesat, our principal subsidiary, provides public international long distance, domestic long distance, private long distance services and Internet access in Chile to end users who choose a long distance carrier on a per-call basis or pursuant to a revocable service contract. Chilesat is one of three facilities-based Chilean long distance carriers and operates an extensive fully-backed domestic fiber optic network as well as several international direct routes for carrying international long distance traffic. Chilesat holds a full range of licenses, thereby enabling it to effectively conduct its current businesses, including public and private long distance telecommunications.

     Chilesat's principal subsidiary, Chilesat Servicios Empresariales S.A., formerly known as Chilepac, provides telecommunications business services to corporate customers. These business services include private long distance networks for large volume customers, digital leased lines, telex, Internet services and switched data transmission (a data transmission service that allows the end-user to route the connection to different terminals), as well as video and audio satellite links for broadcasting corporations.

     Commercially, despite past financial difficulties, we have maintained a strong position in the long distance market, especially in the residential sector. Technically, we have a solid telecommunications platform with national coverage, which is equipped with advanced technology capable of accommodating projected future demands at low cost. Our human resources, which include new management with recognized experience in the telecommunications sector, is a key element in supporting our future growth and, as a result, we give special attention to the training and development of our employees.

     A key element in our growth strategy is to maximize the capacity of our network by offering enhanced data, voice and network services. We intend to target the residential services sector by providing enhanced value added services with the goal of increasing the overall profitability of the Chilean long distance segment. Furthermore, we will continue to seek business opportunities that maximize our competitive advantages.

     The year 2002 could be characterized as a period of significant internal change and restructuring. Our new board of directors and management joined our company in the second quarter of 2002 and have focused primarily on developing the commercial, organizational and financial mechanisms necessary to implement our long-term business plan. Although our consolidated sales in 2002 decreased by 1.3%, a large part of this drop resulted from events that affected our foreign subsidiaries, such as the deconsolidation and sale of our Colombian subsidiary, Colomsat, as well as a significant reduction in the commercial activity of Texcom USA, which was subsequently shut down in 2003. During 2002, we evaluated the business condition and viability of our subsidiaries. As a result, we decided to sell our subsidiary, Texcom Venezuela, and, in early 2003, to discontinue Texcom USA's operations. Our decision to terminate Texcom USA's operations resulted from a shift in our resources to sectors in which we possess a competitive advantage such as the domestic residential and business services sectors. In addition, as mentioned above, we are in the process of selling Colomsat as part of a renegotiation of its liabilities under Law No. 550 of Colombia. Our subsidiary, Texcom Peru, continues to operate.

Restructuring and Recent Developments

     2002 Restructuring and Change of Control

     A consortium made up of Southern Cross and GE Capital Corporation acquired control of Chilesat Corp S.A. in April 2002. Prior to the takeover, due to liquidity restrictions, Chilesat S.A., our principal operating subsidiary, defaulted on principal and interest payments to its creditors in the amount of US$10.6 million (including Chilean peso-denominated obligations converted into U.S. dollars at the then-current exchange rate) and was not able to make interest payments of approximately US$2.0 million on July 5, 2001.

     Our default led to extensive negotiations with our creditors, which resulted in two convenios judiciales preventivos, or convenios, entered into with our financial creditors and those of Chilesat in October 2001. Both convenios were amended by our creditors on December 28, 2001 and approved by the courts on January 25, 2002. As a result of proceedings initiated by our financial creditors and those of Chilesat, the convenios, as amended, provided judicially mandated relief for both companies. Under the agreement, financial creditors were entitled to exchange amounts owed to them by our company, Chilesat Corp, or Chilesat for shares of Chilesat Corp. In addition, under the terms of the convenios, our obligations to our financial creditors, including the obligations of Chilesat's financial creditors that were subject, at their election, to novation by our company, could have been capitalized until April 27, 2002. The financial obligations that were not capitalized within this period have been extended and will be paid in one installment due in 15 years.

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

     On January 30, 2002, our shareholders voted to increase our capital from Ch$98,111,714,580 to Ch$361,782,050,877 to be issued in the form of Class A and Class B shares, in proportion to the current numbers of each. The subscription price for these shares was set at Ch$18.0 per share and was to be offered on a preferential basis to existing shareholders in proportion to the shares owned by them. These rights, referred to as preemptive rights, expired on May 23, 2002. Shares not subscribed by existing shareholders were offered to the financial creditors of Chilesat Corp and Chilesat in exchange for cash or the capitalization of financial obligations owed to such creditors.

     On April 11, 2002, the day our controlling consortium announced the successful conclusion of its tender offer, it acquired Ch$17,760,285,657 of the financial obligations of Chilesat Corp and Ch$49,380,474,117 of the financial obligations of Chilesat. At that time, our controlling consortium had, in connection with its acquisition of our financial obligations, also obtained commitments from a significant percentage of our existing shareholders that those shareholders would not subscribe to our capital increase, but rather, would transfer their preemptive rights to affiliates of the consortium.

     On April 26, 2002, our controlling consortium capitalized these financial obligations, receiving in exchange 3,777,161,888 Class A and B shares, thereby increasing its beneficial ownership of capital stock. With the consummation of this capital increase and the conversion of Chilesat's financial obligations held by affiliates of our controlling consortium into our company's capital stock, we satisfied the conditions established in the convenios. Our remaining unsecured financial obligations have, through the operation of law, been rescheduled as set forth in the convenios.

     On May 23, 2002, the preemptive rights to subscribe to our shares expired. On May 30, 2002, the total shares outstanding were 4,168,039,480 Class A shares and 523,019,031 Class B shares, of which a consortium comprised of Southern Cross and GE Capital Corporation owned 89.6%. A capital increase resulted in the issuance of capital stock totaling Ch$80,336 million (US$123.0 million at the exchange rate of May 30, 2002), of which our controlling consortium received approximately 89.7% as a result of its contribution of financial obligations. The capitalization of financial obligations resulted in a reduction of our financial debt from Ch$73,373 million (US$112.0 million at the then-current exchange rate) on May 30, 2002. On December 31, 2002, our consolidated financial obligations were Ch$4,753 million (US$6.6 million at the then-current exchange rate). Because Colomsat's debt is included in our financials filed in Colombia, we received permission in March 2002 from the Superintendent of Securities and Insurance to exclude Colomsat's debt obligations when calculating our consolidated financial obligation for purposes of our Chilean filings.

     Reverse Stock Split and Termination of Class A and Class B Preferences

     On June 19, 2002 our board authorized a 1-for-10 reverse stock split of our common stock listed in Chile and underlying the ADSs listed on the New York Stock Exchange in order to obtain a trading price for the ADSs above the minimum trading price requirement of US$1.00. The reverse stock split was approved by our shareholders on July 17, 2002 and became effective on August 29, 2002.

     On July 9, 1999, our shareholders authorized and approved the division of our common stock into Class A and Class B shares. At midnight on July 9, 2002, the distinctions between these classes of common stock expired such that from that time the legal rights of the Class A shares and Class B shares have been identical. On July 17, 2002, our shareholders held a special meeting in which amendments to our bylaws (estatutos) were authorized to eliminate references to the class distinctions.

     In connection with the reverse stock split and the conversion of the Class A and Class B shares, we carried out, on August 29, 2002, an exchange of ADSs representing old Class B shares for new ADSs representing post-reverse stock split ordinary shares.

     New Management Team

     In April and May 2002, in connection with the assumption of control by a consortium comprised of Southern Cross and GE Capital Corporation, new executive officers were retained.

     In March 2002, Alejandro Rojas, previously CEO of Smartcom PCS S.A. and, before that, an executive at Empresa Nacional de Telecomunicaciones S.A., known as Entel, one of our principal competitors, accepted appointment as CEO of our company. Mr. Rojas succeeded Rafael Wilhelm, who had been the acting CEO since the resignation of Alejandro Ulloa in February 2002. Mr. Rojas has a degree in Business from the Universidad de Chile and has a Master's degree in Economics from the University of Chicago. In March 2002, Rodrigo Villa, previously with AES Gener S.A., accepted appointment as CFO, succeeding Mr. Wilhelm in this capacity. Mr. Villa has a degree in Business from the Universidad de Chile and has a Master's degree in Economics from the University of California Los Angeles.

     In addition, the following individuals have joined our executive team:
Francisco Samaniego, Chief Commercial Officer; Rodrigo Herrera, Chief Corporate Services Officer; Marcial Santelices, Chief Technical Officer; Cristian Lagos, Chief Human Resources Officer; and Francisco Sabioncello, Chief Developing and Planning Officer. These officers are experienced in their respective fields and are an important component of our new growth strategy.

     Colomsat

     On June 20, 2002, Colomsat S.A., the Colombian subsidiary of Texcom S.A., entered into an agreement with a majority of its creditors to restructure its principal outstanding obligations under Colombian Law No. 550 of 1999. This agreement permitted Colomsat to refinance its primary outstanding debts under one of two alternatives. Creditors were allowed to choose between (1) making a balloon payment in 25 years or (2) subscribing to "Bonos de Riesgo," which are bonds that will convert into equity if our company is ever sold to a third party. Of Colomsat's approximate US$17.3 million outstanding debt at June 20, 2002, 54% of the creditors chose Bonos de Riesgo. Management believes that Colomsat will remain an on-going concern. We intend to sell this business.

     Modification of Corporate Name

     On February 10, 2003, we modified our name from Telex-Chile S.A. to Chilesat Corp S.A. We modified our name to enhance our name recognition in Chile and in the other jurisdictions and markets in which we are active. Chilesat S.A. is the name of our principal operating subsidiary and the tradename under which we carry out our core business activities of long distance telephony and telecommunications business services. To facilitate recognition of the new corporate name in trading on the New York Stock Exchange, the New York Stock Exchange ticker symbol was modified from "TL" to "CSA."

Historical Background

     We trace our origins to the establishment in 1859 of a division of the Chilean post office for providing telegraph services within Chile. By 1866, the division operated a 2,000 kilometer telegraph network throughout Chile. By 1960, the division began providing telex services to the Chilean business community. In 1982, the division was incorporated as Telex-Chile S.A., under the name Telex-Chile Comunicaciones Telegraficas S.A., or TCCT, a government-owned company which provided telex and telegraph services through 12 administrative branches, managing approximately 200 points of sale throughout Chile. In 1986, TCCT was privatized and began operation of a data transmission service through Chilepac Business Services.

     In 1988, Chilesat commenced offering long distance satellite communications services. In 1991, Chilesat received a concession permitting us to offer switched long distance services and to install the appropriate equipment. Our investment in this area enabled us to enter the market for public international telephone services in July 1992 pursuant to a contract with the principal Chilean local exchange carrier, Compania de Telefonos de Chile S.A. (today, Telefonica Compania de Telefonos de Chile S.A.).

     In 1994, the multicarrier amendment was enacted, which provided licensed carriers, like Chilesat, with equal access so that they could offer public long distance telephone service to the end-user and then bill directly for such services. On March 31, 1994, we purchased Texcom, which had a fledgling network of telecommunications companies in other countries in Latin America and the United States. During the second quarter of 1994, we completed the integration of a fiber optic trunkline into our nation-wide domestic long distance network, thereby positioning ourselves for the 1994 opening of the Chilean domestic long distance market.

     Since that time, we have competed in the Chilean market for international long distance services, domestic long distance services and business services. We have also entered into, and subsequently divested of, interests in wireless telecommunications and in local telephony.

     In April 2002, a consortium comprised of Southern Cross and GE Capital Corporation acquired control of our company following a debt restructuring and recapitalization process. Our new strategy is to increase our market share of the business services segment by delivering advanced communication services to large-, medium- and small-sized companies, by supplying services with high value added for voice and data applications and by introducing local telephony over IP. In addition, we will focus on long distance and value added services targeting the residential and the corporate sectors. This strategy will be implemented over the next few years on a selective basis.

     Corporate Governance in the United States

     As a New York Stock Exchange-listed company, we are subject to United States securities laws including the Sarbanes-Oxley Act, passed into law in 2002 to restore investor confidence in the wake of several unprecedented corporate scandals and collapses. The Act's provisions are wide-ranging and include provisions affecting disclosures by public companies and corporate governance.

     The integrity of management and auditors is at the heart of the Sarbanes-Oxley Act. The Act requires listed companies to have an audit committee composed of independent directors. It also promotes auditor independence by prohibiting auditors from providing certain non-audit services while conducting audits. Our existing oversight and corporate governance practices, in many respects, fully honor the spirit and requirements of the Sarbanes-Oxley Act. We have long had an Audit Committee in place that we believe is independent, and we intend, as the Sarbanes-Oxley Act requirements come into force, to maintain this independence in compliance with the requirements of the Act. Auditor independence has been strengthened by the adoption of an Auditor Independence Policy.

     Our board of directors is committed to implementing measures that will promote investor confidence and market integrity. In response to the Sarbanes-Oxley Act, we have instituted a Disclosure Committee that formalizes the tasks and disciplines already in place for ensuring the accuracy and completeness of information disclosed to the market. The members of the Disclosure Committee include the Principal Accounting Officer (Chairman) and the heads of Legal & Compliance, Investor Relations, Audit Services, Risk Management and, as needed, staff from other parts of our company.

     We are committed to compliance with laws and regulations in all countries in which we operate. Upon enactment of new laws and regulations, such as regulations resulting from the Sarbanes-Oxley Act, we will adjust our corporate governance structure in a way so as to achieve full compliance.

Business Strategy

     Our new management is in the process of carrying out an extensive review of our business operations. Aspects of our strategy will likely be revised as a result of that review.

     Our business strategy is focused on the following:

     o Focusing on Our Core Operations. Our commercial strategy will continue to focus on increasing our presence in the business services segment by enhancing our high technology network infrastructure and maintaining our strong position in the residential segment by continuing to provide long distance services while expanding value added and Internet services.

     o Expanding Business Services and Introducing New Products. We enhanced our commercial platform for supplying long distance services in 2002 and will continue to grow by offering corporate clients local telephony services over IP in addition to our regular service. We are also introducing new and innovative telecommunications products, seeking to satisfy the growing demand for broadband services for corporations. We are also utilizing our existing fiber optic network to interconnect with the public network. Our existing network capacity permits us to offer attractively priced broadband solutions to business customers and to offer customized services to mid and small-sized companies. Part of this strategy involves optimizing the use of Chilesat Servicios Empresariales S.A.'s network infrastructure to increase the availability of private networks for the corporate market.

     o Expanding Residential Services. In the residential segment, we intend to improve our profit margins in the long distance and Internet sectors by continuing to focus on value added services. We also intend to continue to increase traffic exchange services between fixed and mobile traffic exchange systems, provide entertainment services and promote prepaid services.

     o Reviewing Our Business Plan and Strategy. Our new management is in the process of carrying out an extensive, bottom-up review of our business operations. Drawing upon the expertise of our new management and new controlling shareholders, we seek to identify inefficiencies and new opportunities. This review also includes a review of our strategic options relative to other telecommunications companies in Chile and Latin America. We will continue to search for new business opportunities that are attractive from either a technical, commercial or human resource perspective.

Description of Operations

     We are a primary supplier of telecommunications services in Chile. We supply services to the residential and corporate markets, delivering a wide spectrum of products to each segment. The following table sets forth, for the periods indicated, the revenues attributable to each of our principal services:


                                                                       Operating Revenues

                                                                     Year ended December 31,
                                          ------------------------------------------------------------------------------
                                                 2000                2001                2002               2002
                                          ------------------- -------------------- ------------------ ------------------
                                            (in millions of constant Chilean pesos at December 31,      (revenues as
                                                                    2002)                               percentages)

International Long Distance.......          Ch$   8,117           Ch$  8,268           Ch$   6,741              15.4%
Domestic Long Distance............               18,867               17,101                16,075              36.7%
Correspondents....................                9,602                2,630                 4,902              11.2%
Other Income......................                5,002                6,097                 5,331              12.2%


                                                                       Operating Revenues

                                                                     Year ended December 31,
                                          ------------------------------------------------------------------------------
                                                 2000                2001                2002               2002
                                          ------------------- -------------------- ------------------ ------------------
                                            (in millions of constant Chilean pesos at December 31,      (revenues as
                                                                    2002)                               percentages)

Business Services.................                5,179                5,165                 5,248              12.0%
Texcom (1)........................               13,753               11,284                 5,276              12.0%
Telsys (2)........................                  106                  124                   220               0.5%
                                            -----------           ----------           -----------        ----------
Total Revenues....................          Ch$  60,626           Ch$ 50,669           Ch$  43,793             100.0%
                                            ===========           ==========           ===========        ==========


--------------------
(1) Texcom revenues are derived from affiliated telecommunications companies outside of Chile.
(2) Telsys's revenues are derived from the provision of information services in the telecommunications area.

     For complete segment information, see Note 24.2k to the Financial
Statements.

Network Description

     Domestic Network

     Chilean telecommunications law divides Chile into 24 "primary areas." Communications within a primary area (called "intraprimary communications") are generally characterized as local service. Communications from one primary area to another primary area (called "interprimary communications") constitute domestic long distance service. Communications between a primary area and locations outside of Chile are characterized as international long distance services.

     Fiber Optics. Our fiber optic network has more than 4,200 kilometers of physical cable. We have mutual support agreements in effect with the other principal operators whose networks have a different geographic layout than those put in place by our company. This provides self-healing rings whereby traffic can be redirected over other circuits in the case of an interruption in traffic over certain circuits.

     Our fiber optic network is mainly aerial. The first stretch was built between the cities of La Serena and Valdivia between 1993 and 1995, using the electricity pylons of the National Railway Company. Together with Entel, we then constructed a network in northern Chile as far as Arica. The fiber optics cable is strung over high tension electricity transmission pylons. Subsequently, our network was extended to the city of Valdivia in the south, with access to the cross-Andes cable at the town of Las Cuevas in Argentina. It is also present at intermediate points in the main cities in the primary zone over which the country's phone network is geographically spread.

     We also have a metropolitan fiber optic network, which uses a ring structure with a length of approximately 140 km and which is distributed through 14 nodes located in the main industrial and commercial centers of the capital.

     Transmission. During 2002, a large part of the extension project for the main fiber optic system between the cities of Santiago and La Serena was carried out. The system is equipped with a "Dense Wavelength Division Multiplexing," or DWDM, system between the cities of Santiago and Valdivia, and covers a distance of approximately 1,200 kilometers.

     Our transmission systems cover the continental territory of Chile from Arica to Valparaiso. In 2002, to cover the segment between Valparaiso and Puerto Montt, a capacity exchange was carried out with Telefonica del Sur S.A. to supply capacity to Chilesat S.A. for such segment in return for Chilesat S.A. supplying equivalent capacity to other areas of the country.

     National coverage of Chilesat's transmission network is achieved in the southernmost regions of the country with a satellite platform, which has one of the largest teleports in the country. This network is located near Lo Canas in Santiago and has remote terrestrial stations in the southern towns of Coyhaique and Punta Arenas.

     Switches. Our switching network consists primarily of Lucent 5ESS 2000 equipment located in the cities of Antofagasta, Santiago and Concepcion, through which there are interconnections with all of Chile's primary zones and which at the same time act as an international gateway. In the switching network facilities, the network uses the signals for both public national as well as international operator-manned centers. The Lucent switch platform supports advanced service systems, which include the private switch network (which is present in 14 cities throughout the country) and the access network for access to dial-up Internet services. In 2002, to enhance the output of our network, we designed a bidding process for the provision of dial-up service to third parties.

     Data Networks. Our data networks cover a range of services, prominent among which are Telex, X.25 (a communication method used in a packet switched network to connect information systems), private voice, corporate networks and access to the Internet. During the first quarter of 2001, in order to provide broadband services, Chilesat upgraded its networks by adding a new data platform based on IP "Multi-Protocol Label Switching and Virtual Private Networks" technology with Cisco equipment. This new platform consists of a high capacity central node located in the center of Santiago with remote nodes distributed throughout the country's main cities. With this advanced network, we can provide our customers with broadband services and virtual private networks.

     Virtual private networks operate as a platform for data transmission, enabling the provision of broadband service via copper and fiber optic pairs throughout 18 locations in northern and southern Chile. We use Paradyne and Cisco Network access equipment for the copper pairs and IMC and Black Box Network access equipment for the fiber optic pairs. Chilesat has recently been acknowledged by the Chilean Sub-Secretary for Telecommunications (SUBTEL) as a PIT, or Traffic Exchange Point, which signifies that Chilesat is one of the leading Internet access operators in the country. We have an Internet platform that consists of a Cisco central switch and latest generation servers, its nucleus being a network of 100 Mbits/s speed with interconnections to the international backbone over fiber optic links.

     Facilities. Chilesat Corp S.A. and its subsidiary, Chilesat S.A., operate different facilities which are located in the cities of Arica, Iquique, Antofagasta, Copiapo, La Serena, Coquimbo, Ovalle, Valparaiso, Vina del Mar, Talca, Concepcion, Temuco, Valdivia, Osorno, Puerto Montt, Coyhaique, and Punta Arenas.

     International Network

     Chilesat provides international services in Chile via its international teleport located in Santiago, which has links to six satellites for receiving and transmitting international traffic. During 2002, the corresponding space segment of a hemispheric transponder was re-rented, and negotiations were initiated to replace our satellite capacity with underground fiber cables. Space segment transmission facilities are provided by Intelsat satellites, all of which operate in the Atlantic region. Chilesat has a transponder for zonal coverage and a second transponder for hemispheric coverage in these satellites. We are a participant in the land and submarine Unisur, Americas I and Columbus II cable consortium that provides services via fiber optic networks to the United States, Europe and Latin America.

     New Licenses. As part of the development of our public phone service, our company and Chilesat Servicios Empresariales have independently obtained concessions in all 24 of the country's primary zones for public phone services using standard and/or IP technology. In this particular area of activity, last mile systems are of utmost importance. Consequently, to improve our access facilities, wireless technology is currently being tested in the unlicensed
5.8 GHz band. Our subsidiary, Net Chile has obtained a concession to operate as a provider of intermediate services to accommodate the eventual growth in switched Internet access service. Under the multicarrier system, local telephone companies are required to provide facilities that allow long distance carriers to access the local telephone network on an equal access basis. In addition, Chilesat has last-mile facilities in each of the principal Chilean cities, thereby enabling it to connect its business and individual customers directly to its long distance network and its private network.

     On May 30, 1998, we transferred to Telefonica CTC Chile S.A. the right to use six of the 22 average strands of fiber optic cable in our principal trunk fiber optic line. The remaining strands are sufficient to handle our highest projected capacity for the next ten years or more. Telefonica CTC Chile S.A. paid us US$9.4 million in consideration for this transaction, plus US$3.5 million for related maintenance services.

     In addition, Smartcom S.A., the successor entity to Chilesat PCS (our wireless subsidiary until its disposition in 1999), holds a right of use to our trunk fiber optic line for its traffic requirements, as provided by a Right of Use and Services Agreement between Chilesat S.A. and Chilesat PCS, dated April 21, 1997. Payments to Chilesat S.A.under the agreement were made upfront by offsetting certain of Chilesat S.A.'s receivables against increases to capital by Chilesat PCS. The offset amount will be amortized to income over a period of 11 years and six months.

Public Long Distance Telephone Service

     Our principal operating subsidiary, Chilesat S.A., is one of the main providers of public international long distance, domestic long distance and business services in Chile. Chilesat's strategy is to continue to develop long distance services for the residential segment and increase profitability by providing value added services. Chilesat will also continue to develop long distance services in the business services sector and generate innovative services for existing networks. In 2002, Chilesat increased its offer of value added services in order to obtain greater income from its existing customer base. These services include prepaid cards for fixed lines, applications for traffic exchange between fixed and mobile networks and voice chat applications.

     Overview of the Chilean International Long Distance Market. The most significant international long distance traffic route, in terms of volume, is between Chile and the United States, making up approximately 34.8% of the 2002 volume of Chile's outbound public international calls. Outbound public international calls to Argentina accounted for approximately 11.5%, Peru 7.6%, the rest of Latin America 21.3%, Europe 19.5%, Canada 1.7% and others 10.2%. The following table sets forth, for the periods indicated, the total estimated Chilean public traffic for outbound international direct-dial and operator-assisted calls:

               Total Chilean International Long Distance Market*

                                        Outbound
              Year Ended                 Minutes               Percentage
             December 31,             (in millions)        Increase (Decrease)
-------------------------------------------------------------------------------
                 1998                    238.1                  13%
                 1999                    215.1                 (10%)
                 2000                    214.0                  (1%)
                 2001                    230.6                   8%
                 2002                    219.2                  (5%)

----------------------
* These figures are our estimates based on publicly available figures for CTC's domestic long distance traffic and based on industry-wide figures available from the Statistics National Institute (INE) and Subsecretaria de Telecomunicaciones (Subtel), the Chilean Telecommunications Regulator.

     Overview of the Chilean Domestic Long Distance Market. The following table sets forth, for the periods indicated, Chilesat's number of public domestic long distance and Internet minutes:

     Chilesat's Public Domestic Long Distance and Internet Minutes*

                                                Year ended December 31,
                                        -----------------------------------
                                           2000         2001       2002
                                        ---------- ------------- ----------
                                               (in millions of minutes)
Public domestic long distance minutes...   527.5        528.6      454.3
Internet minutes........................   257.5        354.7      361.8
--------------------
*    These figures are Chilesat's estimates.

     During 2002, our volume of domestic long distance traffic decreased by 14.1%, compared to 2001, while Internet traffic increased by 2.0%, which we believe was consistent with the overall behavior of the market. Our management believes that the decrease in domestic long distance traffic was attributable to a substitution effect as a result of a growth of mobile telephony and an increase in the number of fixed prepayment lines, which account for 8% of the total lines in areas where the postpaid multicarrier system does not operate. These changes are byproducts of the Chilean economy and do not result from company-specific initiatives. The following table sets forth, for the periods indicated, the per capita teledensity, the number of lines in service and the number of public domestic long distance minutes:


                 Total Chilean Domestic Long Distance Market*

                      Teledensity                                                     Percentage
    Year Ended         (lines per     Total Lines     Percentage      Number of        Increase
   December 31,      residents 100)    in Service       Growth         Minutes        (Decrease)
----------------------------------------------------------------------------------------------------
                               (in millions except for percentages)

        1998               19.6            2.9            10%            2,980           10%
        1999               19.7            3.0             2%            2,796           (6%)
        2000               20.4            3.1             4%            2,796            0%
        2001               22.9            3.5            14%            2,922            5%
        2002               22.7            3.5           1.5%            2,533          (13%)


--------------------
* These figures are our estimates based on publicly available figures for CTC's domestic long distance traffic and based on industry-wide figures available from the Statistics National Institute (INE) and Subsecretaria de Telecomunicaciones (Subtel), the Chilean Telecommunications Regulator.

     Chilesat's average public domestic long distance revenue per minute remained stable in U.S. dollar terms at approximately US$0.07 per minute during 1998, 1999 and 2000 and decreased to US$0.06 in 2001 and 2002. We have maintained our rates over the last few years due to efforts made to increase profitability. Although competition remains strong, the Chilean long distance industry has demonstrated signs of increased stability due to the settlement of legal and operational disputes among competitors, mergers between certain facilities and non-facilities-based carriers, the industry-wide absence of advertising of low per minute rates and the existence of the Long Distance Carriers Association, an institution dedicated to solving the various problems of the industry.

     Correspondent Relationships. Revenues from correspondents are derived from receipts from overseas telecommunications entities for inbound international calls to Chile. We, in turn, pay these same overseas telecommunications organizations for the use of their facilities for outbound calls from Chile to their countries. Accounting rates, return traffic ratios and settlement procedures (including the currency in which payments are made) are agreed to among telecommunications organizations. In 2002, traffic exchange increased 68.5%, mainly due to large traffic volumes exchanged with Argentina (Telecom Argentina) resulting in an increase in income of 123.4% from 2001. For those countries where we do not have an operating agreement with a telecommunications carrier, and in certain other circumstances, international telephone traffic is routed through international carriers with which we enter into "spot" agreements to provide call termination. Due to a decline in wholesale prices, entering into "spot" or market agreements for call termination is often preferable to routing calls through established relationships, especially when we originate lower volumes of traffic than our counterparty. Of the outbound calls we originated in 2002, approximately 60% went through reseller companies on the spot market. Despite the reseller market's small margins and significant collectibility risks, we remain active in the reseller market in order to add traffic to, and derive greater revenues from, our existing networks and to minimize our termination costs for international calls so as to increase our international long distance customer base. During 2002, revenues corresponding to the resale of international traffic increased relative to 2001, mainly due to traffic carried by Texcom USA.

     Improved Collection Rates

     Uncollectable accounts totaled approximately 5% during 2002 due to higher sales of complementary services with greater uncollectablity rates, such as fixed and mobile collect calling. In addition, during 2002, we experienced an increase in delinquency from our long distance accounts and from subscribers of Chile's principal telephone company. As a result, in 2002, we implemented a strategy to restrict our criteria for extending credit to customers of products with high delinquency rates and instituted special controls in the collection process for customers of the smaller, more localized telephone companies.

     The uncollectablity figures did not vary significantly from 2001 to 2002, however, the default rate for accounts improved, decreasing from 8.1% in 2001 to 7.3% in 2002. This decrease generated a positive effect on cash flows by reducing recovery times.

Chilesat Business Services

     The business services market consists of corporate data networks, Internet services, private telephony and date center services. The main participants in data center services include ENTEL, Telefonica, GTD Teleductos, Chilesat and AT&T. During 2002, Chilesat Servicios Empresariales' revenue increased by 2.4% resulting from greater efficiencies generated by its reorganization, which has permitted it to enter into long-term agreements with corporate clients who are heavy users of network and long distance products.

     The following chart sets forth, for the periods indicated, the revenues attributable to business services:

                                              Business Services Revenue

                                                Year ended December 31,
                                   --------------------------------------------
                                      2000            2001              2002
                                   -----------  -----------------   -----------
                                    (in millions of constant Chilean pesos at
                                                December 31, 2002)

Revenues from Business Services    Ch$5,179        Ch$ 5,165           Ch$5,248
--------------------

     Chilesat Servicios Empresariales is Chilesat S.A.'s principal subsidiary and provides advanced services to corporate clients such as:

  o data management, which is high technology data network, satellite and Internet services;

  o voice commuting, which includes IP, value added services and private and public telephony; and

  o advanced services, which include data center Internet services and hosting and monitoring services.

     In 2002, we hired Boston Consulting Group to assist us in targeting the business services sector, resulting in the reorganization of Chilesat Servicios Empresariales. The reorganization included the following:

o doubling our sales and engineering staff in order to improve coverage and handle increased business;

o establishing a more detailed classification system for our clients expanding the prior region/industry classification system; and

o establishing strategic alliances and business partnerships expanding the distribution mechanisms for our services.

     Additionally, Chilesat Servicios Empresariales obtained a concession for public telephony from SUBTEL in December 2002, effective first quarter 2003, which permits Chilesat Servicios Empresariales to offer IP telephony services to its clients.

     Foreign Operations

     Texcom S.A. is the holding company for our international telecommunications businesses outside of Chile. This business was established in the early 1990s to exploit the then-anticipated wave of deregulation and privatization in Latin America, and it currently has operations in Colombia and Peru. In November 2001, we closed Texcom's operations in Venezuela and, first quarter 2003, terminated operations in the U.S. Texcom's Colombian subsidiary is currently carrying out a judicially supervised restructuring pursuant to Colombian Law No. 550. The following table sets forth, for the periods indicated, Texcom's net sales to unaffiliated customers by country:


                                                                           Year ended December 31,
                                                      ------------------------------------------------------------------
Net Sales                                                     2000                  2001                  2002
                                                      -------------------  ---------------------  ----------------------
                                                        (in millions of constant Chilean pesos at December 31, 2002)

Sales to Unaffiliated Customers:
Colombia............................................       Ch$  3,772            Ch$  2,862                     -
Texcom USA..........................................            8,510                 6,351            Ch$  3,800
Others..............................................            1,471                 2,071                 1,476
                                                           ----------            ----------            ----------
Total Net Sales.....................................       Ch$ 13,753            Ch$ 11,284            Ch$  5,276
                                                           ==========            ==========            ==========

--------------------

     As a result of our liquidity constraints over the past several years, Texcom has been unable to make the incremental investments necessary to exploit its previously established infrastructure, and its financial performance has suffered. The full effects of reduced investment have been mitigated by the adoption of a less capital-intensive strategy and the employment of the group's network assets in different telecommunications services. However, as a result of our strategy of investing only in sectors that create synergies with our existing businesses, we will no longer be able to maintain our historical investment levels in Texcom and its affiliates.

     On June 20, 2002, Colomsat S.A., the Colombian subsidiary of Texcom S.A., entered into an agreement with a majority of its creditors to restructure its principal outstanding debts under the Law No. 550 of 1999. Law No. 550 is a judicially supervised statutory restructuring process. This agreement permitted Colomsat to refinance its primary outstanding debts under one of two alternatives. Creditors were allowed to choose between (1) making a balloon payment in 25 years or (2) subscribing to "Bonos de Riesgo," which are bonds that will convert into equity if our company is ever sold to a third party. Of approximately US$17.3 million in outstanding debt at June 20, 2002, 54% of the creditors chose Bonos de Riesgo. Management believes that Colomsat will continue to operate as an on-going business. We intend to sell this business.

     On March 31, 2003, we decided to discontinue the operations of Texcom's subsidiary, NACS Communications Corporation (referred to as Texcom USA), which had offices in Miami, Florida.

     On May 1, 2003, in accordance with Texcom's decision to discontinue operations in the U.S., NACS Communications, Inc. filed a Chapter VII liquidation proceeding in the U.S. Bankruptcy Court for the Southern District of Florida.

     Telsys

     Telsys provides information technology services to Chilesat Corp and its affiliates. Together with Chilesat, Telsys creates synergies by using information technology solutions to obtain significant benefits and increase revenues. We have also expanded the capacity of our main equipment to support our growth plans in both the business and individual segments. In addition, we have invested in:

  o    a corporate and individual retention system;

  o a CRM system (Onyx) to support the resale and post-sale processes of business services; and

  o the acquisition and development of an intelligent business system (MIS) for the systems management of Chilesat Corp.

     In addition, for Ch$502,812 million, Telsys acquired 55% of Gestion Integral de Clientes S.A., which utilizes advanced customer service technology to provide a broad range of services for both inbound and outbound calls.

Chilesat Corp Capital Expenditure Program

     Over the past five years, we have invested more than US$63.9 million, primarily for the development and expansion of our long distance telephone network.

     Our new strategy is to focus on business services and consolidate the multicarrier and value added services. This strategy also includes a consistent capital expenditure structure approved by the board of directors. We are also investing in maintaining and growing our ongoing businesses.

Competition

     We encounter significant competition in all segments of our business. This competition has been especially vigorous in the public international long distance and domestic long distance markets since the implementation of the multicarrier system. Our subsidiary, Chilesat, as well as Entel S.A., Telefonica Mundo (a subsidiary of Telefonica Compania de Telefonos de Chile S.A.)

and other similar companies are competing on an equal access basis for market share in the Chilean domestic long distance and international long distance markets.

     Chilesat continues to be an important long distance provider and in 2002 experienced an average monthly market share of 19.0% of the domestic long distance market and 15.0% of the international long distance market.

     Chilesat also faces competition in business services, primarily from Entel and Telefonica CTC Chile S.A., yet sees opportunities to expand and gain market share in this area.

Patents and Licenses

     Our goal is to continue to provide our customers, and especially our corporate clients, with advanced technology. We intend to continue acquiring technology from third-parties as needed for our operations. We believe that this approach will allow us to monitor trends and invest in the most successful alternatives, while enabling us to avoid the extensive research and development costs and risks associated with developing new telecommunications technology. We currently utilize Cisco technology and maintain a positive relationship with Cisco, recognizing its importance as a market leader. We hold a variety of Chilean and international product licenses.

Property, Plants and Equipment

     Our principal properties consist of our fiber optic network, satellite ground stations, nodes, switches and real estate within and without Chile. At December 31, 2002, the net book value of our fixed assets was approximately Ch$70,630 million (US$98.3 million).

     Most of our real estate holdings are located throughout Chile and provide both the necessary infrastructure and support network for nation-wide long distance telecommunications. Most of our sites are related directly to our telecommunications operations and are used for network equipment of various types, such as transmission stations, microwave radio equipment and digital switching nodes. We lease our corporate headquarters in Santiago, a complex with 11,000 square meters of office space on a 65,000 square meter property, which also houses our international switching nodes. For our fiber optic trunk line, we are party to an agreement with Ferrocarriles del Estado (the National Railroad), which grants us the right until 2013, and renewable thereafter, to use 2,000 kilometers of railroad track between La Serena and Puerto Montt.

     We consider Chilesat S.A.'s facilities and networks to be adequate for the commercial needs of our Internet, national and international long distance services. Our facilities and networks have been established pursuant to internationally recognized engineering practices.

Legal Proceedings

     Following is a description of the principal legal proceedings to which we were a party through 2002:

Restructuring Process

     On October 4, 2001, we entered into convenios with our creditors, which were amended on December 28, 2001 and approved by the courts on January 25, 2002. The convenios expired on April 27, 2002. During that time, a consortium comprised of Southern Cross and GE Capital Corporation entered into a series of transactions, including a tender offer for our outstanding shares and the acquisition of our outstanding financial obligations, which together resulted in an increase of the consortium's beneficial ownership of our outstanding capital stock to approximately 89.7% at December 31, 2002. With the completion of this capital increase and the capitalization of the financial obligations of our company and Chilesat, we have satisfied the conditions established in the convenios and its remaining unsecured financial obligations have, through the operation of law, been rescheduled as set forth in the convenios. For more information on the acquisition by a consortium comprised of Southern Cross and GE Capital Corporation, please see the discussion under Item 4. "Information on our Company - Restructuring and Recent Developments."

Florida Litigation

     We are not a party to any litigation in the United States. In civil litigation before the United States Court for the Southern District Florida, an amended final judgment was entered against, inter alia, one of our Chilean subsidiaries, namely Chilesat S.A. We believe this judgment is, with regard to Chilesat S.A., improper and void due to lack of jurisdiction. Accordingly, Chilesat intends to oppose any effort to enforce the judgment against it. We are unaware of any such effort to date. It is not possible to predict with any reasonable degree of certainty whether and where such enforcement might be sought and, if so, the outcome of any such effort.

Possible Contingencies

     On June 10, 2003, we were notified that a suit had been initiated against Chilesat S.A., AT&T Corp. and Globus S.A. in New York State Court. The plaintiff in that suit is the Ministry of Post and Communications of Cambodia, which is seeking to recover the sum of US$8 million, plus interest and legal fees, for the alleged failure to pay settlement rates for undeclared telecommunications traffic terminated in Cambodia. Chilesat S.A. has not responded to this complaint but disavows any responsibility.

Other Proceedings

     We are involved in some additional legal proceedings incidental to the normal conduct of our businesses. We do not believe that the potential liabilities nor potential substantive rulings relating to such proceedings are likely to have a material adverse effect on our financial condition or our results of operations.

Subsidiaries

     We are a holding company that conducts operations through subsidiaries in each of the countries in which we maintain operations. Following is a list of our significant subsidiaries and our percentage ownership of each:


                                                 Country of
Name                                           Incorporation       % Ownership
-------------------------------------------  ------------------  ---------------

Landana Properties Inc.                            Panama              100.0%
Net.Chile S.A.                                     Chile               100.0%
Telex-Chile Overseas Ltd.                      Cayman Islands          100.0%
Telsys S.A.                                        Chile               100.0%
Chilesat S.A.                                      Chile                99.9%
Chilesat Servicios Empresariales S.A.              Chile                99.9%
Alliston Properties Inc.                       United States            98.4%
Kroll S.A.                                         Panama               98.4%
Texcom S.A.                                        Chile                98.4%
Perusat S.A.                                        Peru                93.7%
Colomsat S.A.                                     Colombia              95.04%
NACS Communications Inc.                       United States            88.6%
Telecommunications Investments Joint Venture   United States            88.6%
Inversiones Proventus S.A.                         Chile                55.0%
Gestion Integral de Clientes S.A.                  Chile                55.0%

(A) As of December 31, 2002, Texcom S.A. retained a 95.04% ownership percentage in Colomsat S.A., however, we did not consolidate this entity in its financial reports.

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

     Our financial statements are prepared in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP and generally accepted accounting principles in other countries. A description of the principal differences and a quantitative reconciliation of our net income and shareholders' equity prepared under Chilean GAAP to U.S. GAAP are provided in
Note 24 to the Consolidated Financial statements. All financial information in this Form 20-F, unless otherwise indicated, has been restated in constant Chilean pesos at December 31, 2002.

Trends in Long Distance and Internet Markets

     The long distance market, conducted by Chilesat S.A., is one of Chilesat Corp S.A.'s most important market segments, comprised 55% of total income in 2002, compared with 62% in 2001. Chilesat S.A. ranks third in this segment, with a 19% share of the domestic long distance market and 15% share of the international long distance market. These percentages reflect our efforts, since 1998 to provide innovative products and services aimed at meeting individuals' long distance needs. Our growth in the long distance market has been facilitated by our efficient and versatile system for invoicing and servicing clients.

     Chilean Domestic Long Distance Market

     The domestic long distance market has experienced a contraction over the last few years. According to official figures from SUBTEL, the overall market decreased 15% from the first half of 2001 to the first half of 2002. We have partially offset this decrease by increasing profit margins. This decrease in the long distance market has resulted primarily from the country's economic circumstances and from the substitution effect of mobile telephony, which in 2002 exceeded 6 million users and experienced annual growth rates for the last two years of approximately 40%. It is likely that this substitution effect will decrease in the future due to the likelihood of more modest growth rates for the mobile telephony sector.

     International Long Distance Market

     The international long distance market has maintained moderate growth levels in traffic volume, in contrast to what has occurred in the local long distance market. In addition, there has been a reduction in prices due to competition and a greater abundance abroad of suppliers of traffic termination. Some of these reduced costs have been transferred to the public in the form of lower rates. We foresee an increase in growth for our company in the international long distance sector as a result of our continued efforts at targeting the business services sector.

     Internet Market

     During the first half of 2002, the Chilean Internet market for dial-up service reached 660,000 connections and 116,000 connections for broadband service, according to figures published by SUBTEL. Dial-up Internet has maintained moderate growth during the past few years, yet at lower rates as a result of the development of broadband services such as DSL. Chilesat Corp S.A. offers dial-up access through Chilesat S.A. and broadband access through Chilesat Servicios Empresariales S.A. Dial-up access is offered mainly to long distance clients and broadband access is offered primarily to corporate clients.

     Value Added Services

     Access to value added services may be obtained by utilizing numbers assigned by SUBTEL from either the fixed or mobile networks. These numbers add an additional 9.5 million terminals, thus permitting us to promote a new type of traffic on the telephone network. This increased traffic is offset by a contraction in the provision of traditional domestic long distance service. During 2002, revenues from value added services increased by 275%, reaching Ch$1,400 million.

     Business Services Market

     Business services is primarily comprised of network solutions for the business services segment. Chilesat S.A.'s extensive fiber optic network permits it to fully cover the territory from Arica to Puerto Montt and offer its clients cost-effective solutions. Furthermore, we provide guaranteed bandwidths and high quality video and voice services over IP with the security of virtual private networks (VPN) and the quality of a certified Cisco Powered Network. These strengths position Chilesat Servicios Empresariales as a key player in the business services market. Finally, we expect the corporate networks market to grow over the next few years and Chilesat Servicios Empresariales S.A. is positioned to take advantage of such growth by offering local telephony solutions for the business services segment, the provision of which has been made possible by SUBTEL's concession granted in December 2002.

     Customer Service

     In 2002, we acquired control of Gestion Integral de Clientes S.A. and as a result obtained a platform for inbound and outbound client and customer service, whereby we may provide enhanced customer service to our residential customers and telephony service to third parties.

     With this acquisition we no longer have to depend on third-party providers and can now ensure that these services will be conducted pursuant to our standards of quality control. In addition, we can now provide these same services to third-parties, adding a new line of service to the business segment.

     The following table sets forth, for each of the years indicated, the percentage of operating revenues attributable to each of our services:


                                                       Year ended December 31,
                                            ------------------------------------
                                               2000       2001         2002
                                            ----------  -----------  -----------
Chilesat
    International long distance........         13.4%      16.3%         15.4%
    Domestic long distance.............         31.1%      33.8%         36.7%
    Correspondents.....................         15.8%       5.2%         11.2%
    Other income.......................          8.3%      12.0%         12.2%
                                             -------    ------       --------
       Total...........................         68.6%      67.3%         75.5%

Chilesat Business Services.............          8.5%      10.2%         12.0%
Texcom S.A.............................         22.7%      22.3%         12.0%
Telsys S.A.............................          0.2%       0.2%          0.5%
                                             -------     ------      --------
Total Revenues.........................        100.0%     100.0%        100.0%
                                             =======     ======      ========
--------------------

     The following table sets forth certain financial information as a percentage of operating revenues for the periods indicated:

                                                       Year ended December 31,
                                            ------------------------------------
                                               2000         2001         2002
                                            ----------  -----------  -----------

Operating revenue......................        100%         100%         100%
Operating costs........................        (67)         (79)         (76)
Gross profit...........................         33           21           24
Selling and administrative expenses....        (36)         (40)         (44)
Operating loss.........................         (3)         (18)         (20)
Interest expense, net..................        (17)         (20)          (8)

                                                       Year ended December 31,
                                            ------------------------------------
                                               2000         2001         2002
                                            ----------  -----------  -----------
Other non-operating income, net........        (18)         (48)           0
Price-level restatement................         (3)         (15)          (3)
Net income.............................        (40)        (102)         (31)
--------------------

     We recognize revenue at the time the related service is provided. Services provided but not billed are recorded based on actual call traffic data and its applicable tariffs.

Results of Operations for 2002 Compared to 2001

     Our results in 2002 were characterized by:

     o a reduction in costs and expenses offset by lower overall activity in the telecommunications industry;

     o less financial debt as a result of a financial restructuring which enabled us to reduce our non-operating expenses;

     o high non-recurring expenses resulting from costs associated with our restructuring, extraordinary expenses from our foreign affiliates and the write-off of certain fixed assets.

     Operating Revenue

     Our consolidated revenues in 2002 decreased 13.6% to Ch$43,794 million (US$60.9 million) in 2002, from Ch$50,669 million in 2001.

     Chilesat S.A. Total revenues in 2002 decreased 3% to Ch$33,048 million (US$46.0 million), compared to Ch$33,102 million in 2001. This decrease in total revenues resulted from lower traffic in the multicarrier sector due to a slowdown in the global economy. The decrease was partially offset by an increase in value added services. In 2002, Chilesat S.A. contributed 76.0% of the total operating revenue of Chilesat Corp.

     The multicarrier business line amounts to 55% of our total consolidated revenues. During the period from December 2001 to December 2002 the industry as a whole experienced a decrease of 9% in the national long distance segment and 6% in the international long distance segment. This decrease translated into lower traffic for our company amounting to a 7% decrease in the national long distance segment and 3% in the international long distance segment for the same period. In addition, we experienced a 17% decrease in the average international long distance rate partially offset by a 6% increase in national long distance rates.

     Chilesat Business Services. Revenues derived from business services increased 1.6% to Ch$5,248 million (US$7.3 million) in 2002, compared to Ch$5,165 million in 2001. This increase was primarily due to increased efficiencies resulting from the restructuring of Chilesat Servicios Empresariales S.A.'s operations, which has enabled it to enter into long term contracts with corporate clients who are heavy users of network and long distance services.

     Texcom's Foreign Operations. Consolidated revenues generated from Texcom's operations outside of Chile decreased 46.8% to Ch$6,007 million (US$8.4 million) in 2002, compared to Ch$11,284 million in 2001. This decrease was primarily a result of the decrease in the revenues of Texcom USA and the deconsolidation of Colomsat and accounted for 87% of Chilesat Corp's drop in revenue.

     Operating Costs

     Our operating costs decreased 16.1% in 2002 to Ch33,416 million (US$46.5 million), compared to Ch$39,825 million in 2001. This decrease was due primarily to a reduction in expenditures on items such as satellites, channels, lines and leases of media equipment abroad and the deconsolidation of Colomsat.

     Selling and Administrative Expenses

     Selling, general and administrative expenses decreased 3.9% to Ch$19,273 million (US$26.8 million) in 2002, compared to Ch$20,045 million in 2001. This decrease was primarily due to the deconsolidation of Colomsat, reduced rental expenses and a reduction in the provision of collect call service. These items were partially offset by increased advertising expenses relating to our new corporate image and increased labor costs relating to growth of our sales force.

     Operating loss

     Operating losses for 2002 decreased 3.3% to Ch$8,896 million (US$12.4 million), compared to Ch$9,201 million in 2001. This improvement was primarily due to a reduction in operating costs and expenses as well as a reduction in administrative expenses.

     EBITDA

     EBITDA decreased to Ch$3,422 million (US$4.8 million) in 2002 from EBITDA of Ch$4,957 million in 2001. This decrease was primarily due to losses from our foreign operations, primarily Texcom USA. EBITDA related to Chilean operations in 2002, excluding our foreign operations, was Ch$6,875 (US$9.6) million.

     Non-operating income

     Our consolidated non-operating results in 2002 led to a loss of Ch$4,804 million (US$6.7 million), compared to a loss of Ch$42,127 million in 2001. This represents an improvement of 88.6% and is primarily due to the following:

     o a 3% improvement in operating expenses amounting to Ch$305 million (US$0.4 million);

     o    lower interest expenses of Ch$6,770 million (US$9.4 million);

     o an improvement in price-level restatements and exchange rate adjustments of Ch$6,098 million (US$8.5 million); and

     o an increase in non-operating income of Ch$2,449 million (US$3.4 million) and a reduction in non-operating expenditures of Ch$22,092 million (US$30.7 million), which resulted from the financial restructuring of our company in 2002.

     Non-recurring expenses were Ch$2,442 million (US$3.4 million) and included the following:

     o higher financial expenses resulting from fees related to our line of credit (Ch$245 million);

     o higher other non-operating expenses that include costs related to the convenios and related restructuring (Ch$647 million);

     o extraordinary expenses from our foreign subsidiaries (Ch$1,183 million); and

     o    the write-off of certain fixed assets (Ch$367 million).

     Income Taxes

     Due to the losses incurred in 2002, we were not required to pay 2002 income taxes for our company. However, we were required to pay taxes for our other operations in the amount of Ch$19.0 million (US$0.03 million) during 2002 and Ch$95.0 million (US$0.1 million) during 2001. We have accumulated significant tax loss carry-forwards that may be available for future periods.

     Net Income

     We reported a net loss of Ch$13,521 million (US$18.8 million) for 2002, compared to a net loss of Ch$51,603 million for 2001.

Results of Operations for 2001 Compared to 2000

     Our results of operations for 2001 were affected by continuing losses and by a substantial write-down of fixed assets. Due to capital constraints and our restructuring process, we were unable to respond to certain market opportunities in our international and Chilean business services operations and, consequently, suffered the loss of significant revenues. We incurred substantial non-operating expenses related principally to a reduction in the useful life of certain investments and a write-down of the value of certain assets due to obsolescence. As a result, though we recorded EBITDA of Ch$4,957 million in 2001, as compared to EBITDA of Ch$10,534 million in 2000. Our net losses increased to Ch$51,603 million in 2001, compared to Ch$23,687 million in 2000.

     Operating Revenues

     Our consolidated revenues in 2001 decreased 16.4% to Ch$50,669 million, from Ch$60,627 in 2000.

     Chilesat S.A. Total revenues in 2001 decreased 18.0% to Ch$34,095 million, compared to Ch$41,588 million in 2000. The decrease in total revenues resulted from a 17.9% decrease in revenues from international traffic exchange with foreign operators.

     Domestic long distance revenues from subscribers for 2001 and 2000 were Ch$17,101 and Ch$18,868 million, respectively, reflecting a 9.4% decrease. International long distance revenues from subscribers in 2001 increased 1.8% to Ch$8,268 million, compared to Ch$8,117 million in 2000.

     Revenues from correspondents and revenues from other sources related to public long distance services for 2001 and 2000 were Ch$8,726 million and Ch$14,603 million, respectively, reflecting a 40.2% decrease. In addition to revenues related to the settlement of international traffic, these correspondent revenues included revenues related to wholesale traffic, a service that we provided until the second quarter of 2001.

     Chilesat Business Services. Revenues derived from business services remained relatively stable at Ch$5,165 million in 2001, compared to Ch$5,179 million in 2000.

     Texcom's Foreign Operations. Consolidated revenues generated from Texcom's operations outside of Chile decreased 18% to Ch$11,284 million in 2001, compared to Ch$13,574 million in 2000. This decrease was primarily a result of the decrease in the revenues of Texcom's Colombian subsidiary, Colomsat. The economic recession that has affected Colombia has caused a strong contraction in demand and placed additional restrictions on Colomsat's ability to expedite its investment plan. The negative ramifications of these lower revenues were partially offset by lower costs resulting from a reduction in personnel. Texcom's consolidated revenues in 2001 included the consolidation of the operations of Texcom-USA, Colomsat (Colombia), Texcom Telecomunicaciones C.A. (Venezuela), Alliston (USA), Perusat (Peru) and Telinvest USA. Other Texcom subsidiaries are either in a development stage or are not controlled by Texcom and thus are not consolidated. Texcom's Venezuelan subsidiary suspended its operations in November 2001.

     Operating Costs

     Our operating costs decreased 2.3% in 2001 to Ch$39,825 million, compared to Ch$40,771 million in 2000. Lower operating costs were partially offset by increased depreciation costs, as Chilesat and Chilesat Servicios Empresariales conducted an analysis and inventory of fixed assets and therefore opted to reduce the estimated useful life of certain assets, which resulted in higher depreciation expenses, as compared to prior periods. Thus, the following affected our 2001 operating costs:

     o operating costs other than depreciation declined 9.6%, principally due to decreased headcount, correspondent and satellite capacity; and

     o the decline was partially offset by an increase in depreciation costs of 18.2% to Ch$1,937 million.

     Selling, General and Administrative Expenses

     Selling, general and administrative expenses decreased 7.5% to Ch$20,045 million in 2001, compared to Ch$21,661 million in 2000, which is primarily due to a Ch$2,388 million decrease in our allowance for doubtful accounts during 2001.

     Operating Results

     As a result of the factors set forth above, operating losses for 2001 increased to Ch$9,201 million, compared to Ch$1,806 million in 2000.

     EBITDA

     EBITDA decreased to Ch$4,957 million in 2001 from EBITDA of Ch$10,534 million in 2000 principally due to the fact that our decline in revenues was greater than our ability to decrease our operating expenses.

     Non-Operating Results

     Our consolidated non-operating results in 2001 led to a loss of Ch$42,127 million, compared to a loss of Ch$22,609 million in 2000. This loss was due mainly to:

     o    interest expense of Ch$10,377 million;

     o price-level restatement loss of Ch$1,146 million and exchange rate adjustment of Ch$6,308 million (US$9.4 million); and

     o    other expenses of Ch$24,296 million.

     These other expenses were related to:

     o changes in the amortization period due to a shortening of the useful life of certain assets caused by earlier deductions against earnings, which resulted in a write-down of Ch$4,469 million, reflecting lower values of investments in affiliate companies;

     o    write-downs in fixed assets and projects of Ch$5,221 million; and

     o write-offs of obsolete fixed assets in the amount of Ch$11,338 million.

     Income Taxes

     Due to the losses incurred in 2001, we were not required to pay 2001 income taxes for our company. However, we were required to pay taxes for our other operations in the amount of Ch$95.0 million during 2001 and Ch$242.0 million during 2000. We have accumulated significant tax loss carry-forwards that may be available for future periods.

     Net Results

     We reported a net loss of Ch$51,603 million for 2001, compared to a net loss of Ch$23,687 million for 2000.

Significant Accounting Policies

     Allowance for Doubtful Accounts - Methodology

     We evaluate the collectibility of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer's inability to meet its financial obligations to us (e.g., because of bankruptcy filings or substantial down-grading of credit scores), we record a specific reserve for bad debts against amounts due in order to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we recognize reserves for bad debts based on historical uncollectibility rates. If circumstances change (i.e., higher than expected defaults or an unexpected, material adverse change in a major customer's ability to meet its financial obligations to us), our estimates of the recoverability of amounts due to us could be reduced by a material amount. Important factors reducing the adverse material effects of these allowances for doubtful accounts include the decrease of each billing as part of total collectibles and our increasing involvement in the prepaid business.

     Deferred Tax Assets

     As of December 31, 2002, we had approximately Ch$15,923 million of net deferred tax assets related principally to tax loss carry-forwards, some of which will expire in various years through 2015, and others will never expire. We have recorded a full valuation allowance due to uncertainty about the realization of these assets. On January 1, 2000, we adopted Chilean Technical Bulletin Nos. 60 and 71 of the Chilean Institute of Accountants. The cumulative effect of adopting these standards is recorded in asset and liability complementary accounts that will be amortized over the average life of the corresponding net asset.

     Impairment of Property, Plant and Equipment

     Due to the high degree of technology obsolescence in the telecommunications industry, we review all of our property, plant and equipment on a periodic basis or when impairment indicators exist, in order to determine if they are still in use, and we record them at net realizable value.

     In 2001, during an evaluation of our fixed asset balances in Chilesat S.A., we wrote off Ch$6 million of property, plant and equipment that were no longer in use.

     Our estimates of the recoverability of our fixed assets reflect our best estimates as to their realizable value. Our estimates include projected revenues over the useful life of the underlying fixed assets as well as the estimated residual value of the assets.

Liquidity and Capital Resources

     This discussion of liquidity and capital resources reviews our financial position at December 31, 2002 and prior periods.

     In April and May 2002, a consortium comprised of Southern Cross and GE Capital Corporation assumed control of our company following a debt restructuring and recapitalization process. Our balance sheet and liquidity positions have materially and positively changed as a result of our restructuring and recapitalization. Our current balance sheet position differs significantly from our position at December 31, 2001 due to our 2002 restructuring and recapitalization which reduced our debt obligations.

     The capitalization of financial obligations resulted in a decrease in our financial debt in the amount of Ch$73,373 million (US$112.1 million at the then-current exchange rate) at May 30, 2002. In addition to the capitalized financial obligations, Ch$80,336 million in new capital (US$123 million at the May 30, 2002 exchange rate) was contributed to our company, of which our controlling consortium contributed approximately 89.7%.

     The following sets forth the principal financial effects of our 2002 restructuring and recapitalization, which are also the adjustments to our financial position at December 31, 2001 used to establish our pro forma balance sheet at December 31, 2001:

     o a reduction in consolidated financial debt from Ch$85,393 million at December 31, 2001 to Ch$12,020 million at May 31, 2002;

     o an increase in shareholders' equity at December 31, 2001, on a pro forma basis, for the recapitalization from negative Ch$28,699 million to positive Ch$51,638 million;

     o    a capital contribution of Ch$6,963 million in cash;

     o a restructuring agreement with the Banco de Credito e Inversiones and the Banco de Chile (formerly the Banco de A. Edwards) providing for the rescheduling of Ch$2,387 million, at May 31, 2002, in debt over four years with four equal annual installments; and

     o an extension of Ch$1,447 million in debt at May 31, 2002 to Interbanka SA and Banco de la Provincia de Buenos Aires, to a single installment, due in 15 years.

     Balance Sheet

     Our total assets decreased from Ch$106,399 million at December 31, 2001 to Ch$83,497 million (US$116.2 million) at December 31, 2002.

     At December 31, 2000, 2001 and 2002, our ratio of current assets to current liabilities was 0.51 to 1.00, 0.13 to 1.00 and 0.44 to 1.00, respectively. Total current assets were Ch$30,827 million, Ch$14,129 million and Ch$10,927 million (US$15.2 million) at December 31, 2000, 2001 and 2002, respectively.

     At December 31, 2002, our total liabilities were Ch$38,836 million (US$54.0 million), compared to Ch$130,322 million at December 31, 2001. Total current liabilities were Ch$61,029 million, Ch$110,993 million and Ch$24,627 million (US$34.3million) at December 31, 2000, 2001 and 2002, respectively.

     Our long-term liabilities at December 31, 2002 are summarized below:

                             Long-Term Liabilities
         (in millions of constant Chilean pesos at December 31, 2002)

Long-term bank loans........................................        4,754
Leasing obligations.........................................       11,572
Notes payable...............................................        2,807
Deferred customs duties.....................................          371
Accrued liabilities, long-term..............................          538

Total.......................................................       20,305
Less:  Current portion......................................       (6,634)
Long-term portion...........................................       13,671
--------------------

     The weighted average interest rates on our long-term liabilities were as follows at December 31, 2002:

            Long-Term Liabilities: Weighted Average Interest Rates
                                                                  (in 2002
                                                                 percentages)

Long-term bank loans........................................        5.25%
Leasing obligations (Ufs)...................................        8.62%
Deferred customs duties.....................................        6.30%
Leasing obligations (U.S. dollars)..........................        8.32%
Notes Payable...............................................        3.14%
--------------------

     Long-term liabilities, including the current portion, are payable in the following currencies at December 31, 2002:

          Long-Term Liabilities: Amounts Payable at December 31, 2002 (in millions of constant Chilean pesos at December 31, 2002)

U.S. dollars................................................ Ch$    9,199
Inflation-linked units (UFs)................................        9,407
Other foreign currencies....................................        1,698
Total.......................................................       20,843
--------------------

     Chilesat Corp S.A. At December 31, 2002, our long-term financial obligations reflected Ch$1,447 million (US$2.0 million) in principal outstanding, with the following restructured terms:

Term:                     Fifteen years
Principal amortization:   April 2017
Interest Rates:           No interest rate
Interest payments:        Due to no interest rate no interest payments will be
                          necessary

     Our shareholders' equity increased to Ch$39,382 million (US$54.8 million) at December 31, 2002 from negative Ch$29,560 million at December 31, 2001. Our ratio of liabilities to equity at December 31, 2000, 2001 and 2002 was 5.25 to 1.0, (4.4) to 1.0 and 0.99 to 1.0, respectively.

     Our total liabilities, including deferred income and minority interest, was Ch$44,115 million at December 31, 2002. Short-term indebtedness at that date was Ch$6,634 million (US$9.2 million), representing short-term bank debt as well as the current portion of long-term bank debt. Long-term bank debt was Ch$4,091 million (US$5.7 million).

     Cash Flow Analysis

     Cash provided by operating activities in 2002 was negative Ch$1,846 million (US$2.6 million), representing a decrease from Ch$4,152 million in 2001. This decrease in cash, provided by operating activities, resulted principally from a decreased collection rate from trade debtors.

     Cash used in financing activities in 2002 was Ch$7,012 million (US$9.8 million), compared to negative Ch$16,606 million in 2001. In 2002, we paid interest and principal on debt in the amount of Ch$75,975 million (US$106.0 million). In addition, we experienced a capital increase of Ch$82,536 million (US$114.9 million).

     Cash provided by investing activities was negative Ch$7,760 million (US$10.8 million) in 2002, compared to Ch$9,171 million in 2001. This decrease resulted from decreased financial investment as well as an increase in fixed assets.

     For the year 2002, we had a negative net cash flow of Ch$2,594 million (US$3.6 million), compared to a negative net cash flow of Ch$283 million in 2001. At December 31, 2002, we had cash and cash equivalents of Ch$1,282 million (US$1.8 million).

     Capital Resources

     During 2001 and 2002, we made capital expenditures of US$15.4 million and US$4.3 million, respectively. These capital expenditures were attributable primarily to:

     o    the expansion of Chilesat's Chilean fiber optic networks;

     o the construction of "last mile" facilities to access large volume corporate customers; and

     o    investment in Texcom's Latin America network.

     We currently plan to make capital expenditures totaling Ch$6,324 million in 2003 to implement our new growth strategy. We believe that our current level of available cash and our internally generated funds will be sufficient to enable us to meet our working capital investment for 2003 as currently contemplated.

Impact of Inflation and Price-Level Restatements

     As explained in detail in Note 2(b) of our Consolidated Financial statements, we are required to restate non-monetary assets and liabilities as well as equity, income and expense accounts in order to reflect the effect of variations in the purchasing power of the Chilean peso. By an indirect method, this restatement will show the gain or loss from holding monetary assets and liabilities. For all the above balances, the restatement is based on the variation of the official Consumer Price Index (or "CPI") of the National Institute of Statistics, with the exception of assets and liabilities in foreign currency, which are adjusted to closing exchange rates.

     For some companies in Chile, current assets and fixed assets are financed customarily with short-term and long-term liabilities in foreign currency. Because such non-monetary assets are generally restated using the CPI and liabilities in foreign currency are restated to closing exchange rates, the price-level restatement line in the income statement is affected by the relationship between local inflation and the U.S. dollar exchange rate of the Chilean peso.

     Due to Chile's past history of relatively high inflation, its financial markets have developed a system of borrowing or lending in UFs. Most long-term assets and liabilities in pesos are indexed in UFs, and the adjustment to closing value is reflected in the price-level adjustment account.

     The restatement of principal non-monetary assets and liabilities as well as equity, income and expense accounts, and the corresponding effect on the results of our operations is set forth in the following table:


                                                                              Year ended December 31,
                                                           ---------------------------------------------------------------
                                                                   2000                 2001                 2002
                                                           --------------------  ------------------  ---------------------
                                                            (in millions of constant Chilean pesos at December 31, 2002)
Restatement of non-monetary assets:
   Property, plant and equipment.........................     Ch$    5,552          Ch$    3,530        Ch$    2,336
   Net Adjustment of assets and liabilities indexed
   in IPC................................................           (2,022)               (3,265)               (473)
Restatement of Shareholders' Equity......................           (2,052)                 (663)             (1,339)
Restatement of income and expense amounts in terms of
year-end constant pesos..................................             (248)                 (253)                (80)
Net adjustment of assets and liabilities denominated in
foreign currency.........................................           (2,388)               (6,307)             (1,484)
Net adjustment of assets and liabilities indexed in UFs..             (716)                 (495)               (315)
Price-level restatement (net)............................     Ch$   (1,873)         Ch$   (7,453)       Ch$   (1,355)

--------------------

U.S. GAAP Reconciliation

     We prepare our audited consolidated financial statements in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP. See Note 24 to our audited consolidated financial statements for a description of the material differences between Chilean GAAP and U.S. GAAP, as they relate to us and our consolidated subsidiaries, a reconciliation to U.S. GAAP of our consolidated net loss and shareholders' equity (deficit) and a discussion of new accounting rules under U.S. GAAP. The following tables set forth our shareholders' equity (deficit) as of December 31, 2001 and 2002 and our consolidated net loss for the years ended December 31, 2000, 2001 and 2002 in millions of Chilean pesos under Chilean GAAP and U.S. GAAP:

                                                         As of December 31,
                                                    ----------------------------
                                                         2001           2002
                                                         MCh$           MCh$
Shareholders' equity (deficit) according to
  Chilean GAAP                                         (29,560)        39,382
U.S. GAAP adjustments                                   (1,691)        (4,330)
                                                    -------------- ------------
Shareholders' equity (deficit) according
  to U.S. GAAP                                         (31,251)        35,052
                                                    ============== ============
Difference(1)                                                6%          (11)%

(1) Represents the increase (decrease) of shareholders' equity (deficit) under Chilean GAAP as compared to shareholders' equity (deficit) under U.S. GAAP as of each year presented.

                                              Year ended December 31,
                                   -------------------------------------------
                                        2000           2001           2002
                                        MCh$           MCh$           MCh$
Net loss according to Chilean GAAP    (23,687)       (51,603)        (13,521)
U.S. GAAP adjustments                  (4,973)            50          (2,667)
                                   -------------- --------------- ------------
Net loss according to U.S. GAAP       (28,660)       (51,553)        (16,188)
                                   ============== =============== ============
Difference (1)                           (21)%           0.1%           (20)%

(1) Represents the increase (decrease) of net results under Chilean GAAP as compared to net results under U.S. GAAP for each year presented.


     In 2002, the difference between our consolidated net loss as determined under Chilean GAAP and the respective amount that would have been under US
GAAP is explained principally by loss of Ch$2,239 which corresponds to the consolidation under U.S. GAAP of the net loss of Colomsat S.A. We intended to sell this subsidiary and therefore we did not consolidate it under Chilean GAAP. Under U.S. GAAP the subsidiary was consolidated because we had control over the company and the held-for-sale criteria were not met.

     In 2001, the difference between our consolidated net loss as determined under Chilean GAAP and the respective amount that would have been under U.S. GAAP is explained principally by loss of Ch$783 million due to a higher effective interest rate on renegotiated debt recognized under U.S. GAAP, as described in the analysis for 2000 below, and a gain on deferred income taxes of Ch$579 million.

     In 2000, the difference between our consolidated net loss as determined under Chilean GAAP and the respective amount that would have been under US GAAP is explained principally by:

     o the reversal of Ch$1,397 million of goodwill written off under Chilean GAAP, related to the purchase of Texcom S.A. in 1994. Under U.S. GAAP, this transaction was accounted for in a manner similar to pooling of interest and therefore no goodwill was recorded;

     o gains of Ch$1,047 and Ch$1,364 million related to the accretion of interest and the prepayment of a long-term receivable note accepted for the sale of our interest in Chilesat Telefonia Personal S.A., these amounts were recognized in 1999 under Chilean GAAP;

     o a loss of Ch$933 million due to a higher effective interest rate on renegotiated debt recognized under U.S. GAAP. Under Chilean GAAP, the renegotiated debt is recorded at its carrying value while under U.S. GAAP, the renegotiated debt is recorded at its fair value with the difference between the fair value and the carrying value recorded as a gain or loss;

     o    a loss on deferred income taxes of Ch$8,199 million.

     The significant differences between Chilean GAAP and U.S. GAAP are explained in greater detail in Note 24 to our audited consolidated financial statements.

Item 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Management

     We are managed by a board of directors, which, in accordance with our bylaws, consists of nine directors who are elected at the general shareholders' meeting. The entire board of directors is elected every three years. The board of directors may appoint replacements to fill any vacancies that occur during periods between elections. Our executive officers are appointed by the board of directors and hold office at the discretion of the board of directors. There are regularly scheduled meetings of the board of directors once a month; while extraordinary meetings are called as needed by the chairman of the board.

     The following table sets forth our directors and executive officers, their current positions and their years of service with our company:

                                                     Number of Years With Our
Name                        Position                         Company
-------------------------------------------------------------------------------

Norberto Morita*..........  Chairman of the Board               1
Raul Sotomayor*...........  Vice Chairman of the Board          1
Fernando Aguero...........  Director                            3
Jaime Bauza...............  Director                            1
Ignacio Cosentino.........  Director                            1
Enrique Huidobro..........  Director                            1
Alejandro Jadresic........  Director                            1
Ricardo Rodriguez*........  Director                            1
Heriberto Urzua...........  Director                            2
Alejandro Rojas...........  Chief Executive Officer             1
Rodrigo Villa.............  Chief Financial Officer             1
--------------------

* As principals of Southern Cross Group, these directors and executive officers are indirect beneficial owners of 89.6% of our company.

Norberto Morita (age 55), a chemical engineer with an M.B.A. from Columbia University, previously served as CEO of the Bemberg Group, which includes Quilmes Industrial S.A. (Quinsa), one of the largest family-owned groups in Argentina. Since 1997, Mr. Morita has been a principal of Southern Cross, which, together with GE Capital Corporation, is our controlling shareholder. He currently serves as chairman of the board of directors of La Polar, a department store chain in Chile. Mr. Morita is also on the board of several academic institutions, including

INSEAD in France, and Columbia University's Graduate School of Business. He was appointed to the board of directors of Chilesat Corp in April 2002.

Raul Sotomayor (age 38), holds a degree in Economics and Business Administration from the Universidad Catolica de Chile and an M.B.A. from the University of California at Los Angeles. He served as a development manager for Grupo Elemental and later worked at BCG in both San Francisco and Buenos Aires. He has served as Director of Southern Cross since 1998. He was appointed to the board of directors of Chilesat Corp in February 2002.

Fernando Aguero (age 61), a commercial engineer, currently serves as director of several other Chilean companies and was previously President of the Chilean Industrial Development Association (Sociedad de Formento Fabril). He was appointed to the board of directors of Chilesat Corp in February 2000.

Jaime Bauza (age 60), a civil engineer, currently serves as director of several other Chilean companies and previously served as CEO of various electrical companies, including Endesa, where he spent nine years as CEO. He was appointed to the board of directors of Chilesat Corp in April 2002.

Ignacio Cosentino (age 37), an economist with an M.A. from New York University, serves on the board of directors of several companies, including Telepuerto Internacional Buenos Aires S.A. (Argentina), Integramedica S.A. (Chile) and MercadoLibre.com Inc. (Delaware). He was appointed to the board of directors of Chilesat Corp in April 2002.

Ricardo Rodriguez (age 50), has a degree in finance, as well as extensive investment banking and principal investing experience in Latin America. Mr. Rodriguez is a founding member of Southern Cross. He was appointed to the board of directors of Chilesat Corp in April 2002.

Alejandro Jadresic (age 47), a civil industrial engineer with a Ph.D. in Economics from Harvard University, has served as Minister of Energy in Chile. Mr. Jadresic is currently Executive Director of Jadresic Consulting. He was appointed to the board of directors of Chilesat Corp in April 2002.

Enrique Huidobro (age 47), a commercial engineer at the Universidad de Chile, has supervised executives and bank directors for 22 years. He was appointed to the board of directors of Chilesat Corp in April 2002.

Heriberto Urzua Sanchez (age 40), a commercial engineer with an M.B.A. from the IESE, is currently director of several other Chilean companies. He was appointed to the board of directors of Chilesat Corp in June 2001.

Alejandro Rojas (age 47), a commercial engineer with a degree from the Universidad de Chile (1979) and an M.A. in Economics from the University of Chicago, has held senior economic positions in the Chilean government and served as a senior executive and member of the board of Empresa Nacional de Telecomunicaciones (referred to as "ENTEL"). Beginning in 1996, Mr. Rojas served as CEO of Invesco Internacional (Investment Holding), and from 1999 until March 2002, he served as CEO and chairman of the board of Smartcom PCS. He was appointed CEO of Chilesat Corp in March 2002.

Rodrigo Villa (age 39), a commercial engineer with an M.A. in Economics from the University of California at Los Angeles, has held senior economic positions in the Chilean government and served as an officer in Empresas CMPC S.A. and as CFO at AES Gener S.A. Mr. Villa currently serves as CFO of Chilesat Corp. He was appointed to this position in March 2002.

Compensation

     For the year ended December 31, 2002, compensation paid by Chilesat Corp to directors and executive officers, directly or indirectly, was approximately Ch$133 million (US$0.2 million). Members of the board of directors receive per diem fees and participate in our net profits. Upon authorization of the board of directors, each director receives 0.5% of the total amount of dividends paid out. We do not maintain any pension or retirement programs for our directors or executive officers.

Employees

     The following chart sets forth, for the dates indicated, our number of employees:

                                                  Year ended December 31,
                                  ---------------------------------------------

                                        2000            2001            2002
                                  --------------   -------------   ------------
Chilesat Corp.....................           8               6               7
Chilesat..........................         420             272             270
Business Services.................         169             142             166
Other Subsidiaries................         202             143             400
                                      --------        --------        --------
Total.............................         799             563             843
                                      ========        ========        ========
--------------------

     At May 31, 2003, approximately 59% of our employees were represented by unions dedicated exclusively to the representation of our employees. We are party to a collective bargaining agreement with these unions, which was renewed March 31, 2003 and will expire on June 30, 2005. Chilean law protects the right of our employees to bargain collectively and strike in the event that agreements on labor contracts are not negotiated on a timely basis. Employees may strike during the collective bargaining process if no agreement has been reached. If our workers elect to strike, we may, in turn, elect to continue operating through the retention of replacement workers, but we may not terminate any striking employee during the collective bargaining process. At December 31, 2002, we were current on all our employee-related obligations. Despite the significant reductions in headcount that we have experienced in recent years, we believe our employee relations to be satisfactory.

     We do not maintain any pension or retirement programs for our employees. Most workers in Chile are subject to a national pension law, which establishes a system of independent pension plans administered by the Administradoras de Fondos de Pensiones, or AFPs, which are private pension fund management companies. We have no liability for the performance of the pension plans or for any pension payments made to employees. In 2002, we developed a new salary structure for employees of Chilesat Services Empresariales, which includes both a fixed and commissions-based component. We also developed important new training programs with an emphasis on developing skills in the sales and technology areas.

     During 2002, we maintained a low accident rate within the workplace of 0.34% and 0% at Chilesat S.A. and Chilesat Servicios Empresariales, respectively. The risk rate of Chilesat Corp S.A. increased to 4.4% as a result of an accident occurring in 2001.

     Also in 2002, we created the Enterpreneurial Service Manager's Office, which is staffed both internally and externally. The goal of this new department is to offer voice-data and value added services to small, medium, and large-sized companies.

Item 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Principal Shareholders

     As of May 31, 2003, our equity capital was divided into 469,105,849 registered shares of common stock, no par value, all issued, subscribed and paid for, and we had a total of 678 shareholders.

     In March 2002, a consortium comprised of Southern Cross and GE Capital Corporation, which at the time was a holder of 18.2% of our common stock, launched a tender offer for 28.6% of the issued and outstanding Class A shares and 28.6% of the issued and outstanding Class B shares of our company. On April 11, 2002, our controlling consortium completed the tender offer, acquiring a total of 65,392,249 shares of our company. As a result of the tender offer, our controlling consortium beneficially owned 46.9% of our company.

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

     On May 23, 2002, our shareholders' preemptive rights to subscribe to shares expired. In addition, on May 30, 2002, the capital increase closed at 4,691,058,511, of which 4,168,039,480 were Class A and 523,019,031 were Class
B.

     As of May 31, 2003, our 12 largest shareholders were as follows:

                                             Number of Shares
                                                  Ownded(1)           Ownership
                                             ----------------------  -----------

Redes Opticas S.A. (1) (2) (3)..............     283,689,662            60.4%
Redes Opticas (Cayman) Corp. (2)............     117,565,186            25.1%
Inversiones y Asesorias Vamjer Ltda.........      18,905,980             4.0%
Inversiones Marengo.........................      13,379,688             2.8%
Negocios y Valores SA ......................      13,337,025             2.8%
Inversiones y Servicios SRP Ltda............       3,278,208             0.7%
Inversiones y Asesorias Agustinas Ltda......       3,178,207             0.7%
The Bank of New York (5)....................       2,855,563             0.6%
Banchile Corredores de Bolsa S.A............       2,050,298             0.4%
Inmobiliaria Charmat S.A....................       1,856,807             0.4%
Santander Investment Chile Ltda.............       1,537,610             0.3%

                                             Number of Shares
                                                 Ownded(1)           Ownership
                                             ---------------------  -----------

Celfin Gardeweg S.A. Corredores de Bolsa....       1,115,775             0.3%
Total of 12 largest shareholders............     462,802,810            98.7%
Other shareholders (totaling 666)...........       6,355,840             1.3%
                                                 -----------        --------
Total.......................................     469,105,849           100.0%
                                                 ===========        ========
--------------------

(1)  469,105,849 total shares.
(2)  An indirect majority-owned subsidiary of Southern Cross.
(3) The parent and sole shareholder of Redes Opticas (Cayman) Corp. Southern Cross indirectly owns approximately 81.25% of the capital stock of Redes Opticas S.A., while General Electric Capital Corporation ("GE Capital Corporation") indirectly owns approximately 18.75% of Redes Opticas S.A. On or about February 19, 2002, Southern Cross and GE Capital Corporation, through their subsidiaries, formed Redes Opticas S.A.
(4)  A wholly-owned subsidiary of Redes Opticas S.A.
(5) 2,795,563 shares deposited with The Bank of New York in its capacity as depositary of the shares belonging to the holders of ADRs.

Related Party Transactions

     Article 89 of the Chilean Companies Act requires that our transactions with related parties be on a market basis or on terms similar to those customarily prevailing in the market. We are required under Article 89 to compare the terms of any such transaction to those prevailing in the market at the date at which the transaction occurred. Directors of companies that violate Article 89 are liable for losses that result from such a violation. In addition, Article 44 of the Chilean Companies Act provides that any transaction in which a director has a personal interest or is acting on behalf of a third-party may be approved only when the board of directors has been informed of such director's interest and the terms of such transaction are similar to those prevailing in the market. Moreover, resolutions approving such transactions must be reported to our shareholders at the next annual shareholders' meeting. Violation of Article 44 may result in administrative or criminal sanctions and civil liability to shareholders or to third parties who suffer losses as a result of such violation. We believe that we have complied with the requirements of Article 89 and Article 44 in all transactions with related parties.

     In the ordinary course of our business, we engage in a variety of transactions with our affiliates. Financial information concerning these transactions is set forth in Note 20 to our Financial Statements. The principal transactions with such related parties during the three-year period ended 2002 are as follows:


                                                                                 Amount of Transaction
                                                                    ------------------------------------------------
                                                                       (in millions of constant Chilean pesos at
                                                                                     December 31,)
                                                                    ------------------------------------------------
Company                   Relationship       Transaction                 2000            2001             2002
------------------------- ------------------ ---------------------- --------------- ---------------- ---------------

Telecomunicaciones de     Controlling        Payment to suppliers          887.5            887.2            561.5
Chile S.A.                shareholder
                                             Interest in current            57.5             47.2             20.8
                                             account (income)
                                             Rental of El Salto            919.5            919.2            536.1
                                             building (expense)
                                             Leasing El Salto              234.7            232.5            135.6


                                                                                 Amount of Transaction
                                                                    ------------------------------------------------
                                                                       (in millions of constant Chilean pesos at
                                                                                     December 31,)
                                                                    ------------------------------------------------
Company                   Relationship       Transaction                 2000            2001             2002
------------------------- ------------------ ---------------------- --------------- ---------------- ---------------

                                             Early termination El                                          1,880.9
                                             Salto lease

Rio Rahue S.A.            Executive and      Advisory fees                  48.9                -                -
                          shareholder in     (expense)
                          common

Inversiones y Asesorias   Director and       Advisory fees                 130.6             43.6             65.8
Spiridon Ltda.            partner in common  (expense)

Inversiones y Asesorias   Executive          Advisory fees                 101.9            102.5             15.1
S.A.                                         (expense)

Asesorias e Inversiones   Shareholder in     Advisory fees                     -             43.6             27.2
Santa Teresa S.A.         common             (expense)

Gestion y Servicio        Executive of       Services received                 -            175.0            376.8
Externo Ltda              related company    (expense)

Chilexpress S.A           Director and       Invoicing to                  341.1            458.2            360.1
                          shareholder in     Chilexpress S.A.
                          common             Invoicing of
                                             Chilexpress S.A.                  -              1.3              1.4
                                             Unmovable                     199.9            177.2                -
                                             Rental of real                 48.5             33.5             17.5
                                             estate delivered
                                             Rental of real                 14.0              3.8                -
                                             estate received
                                             Exclusivity contract          145.2            145.2                -
                                             of franchising and
                                             license
                                             Courier services               57.7             36.3             14.0
                                             Agreement interest             88.8             84.9             39.0

Melbourne International   Equity investee    Services (income)           5,592.3          1,833.4            987.5
Communications Limited
                                             Correspondent               4,537.9          3,103.7          1,124.1
                                             charges and other
                                             Rental of carriers             40.9                -                -


                                                                                 Amount of Transaction
                                                                    ------------------------------------------------
                                                                       (in millions of constant Chilean pesos at
                                                                                     December 31,)
                                                                    ------------------------------------------------
Company                   Relationship       Transaction                 2000            2001             2002
------------------------- ------------------ ---------------------- --------------- ---------------- ---------------

Texcom Chile S.A.         Unconsolidated     Interest (income)                 -              2.1                -
                          subsidiary

Series A Shareholders     Shareholder        Interest on                 7,080.1          6,912.3                -
                                             renegotiated loans
                                             (expense)

Jadresic y Consultores    Director           Services received                 -                -          7,346.0


-----------------


Item 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

     See Item 18. "Financial Statements" for the consolidated financial statements of our company filed as part of this annual report.

     See Item 10. "The Offer and The Listing" for a discussion of our dividends policy.

Significant Changes

     On March 31, 2003 and subsequent to our most recent periodic financial statements, we announced our decision to discontinue operations of NACS Communications (known as Texcom USA), a subsidiary of Texcom S.A. In May 2003, NACS Communications filed a Chapter 7 liquidation proceeding in the U.S. Bankruptcy Court for the Southern District of Florida.

Item 9.  THE OFFER AND THE LISTING

     Our shares are currently traded on the Santiago Stock Exchange, the Electronic Stock Exchange of Chile and the Valparaiso Stock Exchange. For the year ended December 31, 2002, the Santiago Stock Exchange accounted for approximately 64.7% of the reported trading volume of the shares (without taking into account shares traded in the form of ADSs). Since February 10, 2003, Chilesat Corp's American Depositary Shares ("ADSs") have been listed on the New York Stock Exchange under the symbol "CSA." Prior to that date, and since October 13, 1994, our ADSs were listed on the New York Stock Exchange under the symbol "TL." Since May 8, 2000, each ADS has represented ten shares. Prior to that date, each ADS evidenced two shares. The ADSs have been issued by The Bank of New York, N.A. as depositary (the "Depositary"). Taking into account shares traded in the form of ADSs, the New York Stock Exchange accounted for approximately 100% of the total trading volume in 2002, representing the continuation of a shift in public ownership to the U.S. market.

     The following table shows the annual high and low trading prices of the shares in Chilean pesos on the Santiago Stock Exchange for the five most recent financial years:

Santiago Stock Exchange               Ch$ Per Share (1)       US$ Per ADS (2)
                                   ----------------------- ---------------------
                                      High          Low         High      Low
                                   ----------  -----------  -----------  -------

1998...........................        890          100         19.7      2.2
1999...........................        392          187          8.0      3.9
2000...........................        250          110          4.6      2.1
2001...........................        110           93          1.8      1.6
2002 (3).......................        470          189          4.4      0.2
2003 (through June 30, 2003)...        186          140          2.8      2.2
--------------------

Source:  Santiago Stock Exchange, Official Quotations Bulletin.
(1)  Chilean pesos per share reflect historical price at trade date.
(2) U.S. dollar equivalents per ten shares (each ADS represents ten shares) are translated using the average observed exchange rate for the quarter. Prior to May 2000, each ADS represented two shares. For purposes of comparability, the value of each ADS for periods prior to May 2000 has been restated as though there were ten shares per ADS instead of two.
(3) On August 29, 2002 we conducted a 1-for-10 reverse stock split of our common stock listed in Chile and ADSs listed on the New York Stock Exchange. The share price of common stock and ADSs for the year 2002 and forward reflect the reverse stock split.

     The following table shows the quarterly high and low trading prices of the shares in Chilean pesos and the quarterly trading volume of the shares on the Santiago Stock Exchange in 2001 and 2002, the first two quarters of 2003 and for the most recent six months. It also shows quarterly high and low trading prices expressed in dollars per ADS (one ADS represents ten shares), based on quarterly observed exchange rates.


Santiago Stock Exchange                           Share          Ch$ Per Share (1)(3)          US$ Per ADS (2)(3)
                                                              ---------------------------- ---------------------------
                                                Volume            High           Low           High          Low
                                              --------------- -------------- ------------- ------------- -------------
2001
1st Quarter...............................     1,926,171          215            170           1.5            3.0
2nd Quarter...............................     2,676,154          170             80           2.9            1.4
3rd Quarter...............................     4,812,550          105             79           1.6            1.2
4th Quarter...............................     4,112,303           79             43           1.2            0.6

2002
1st Quarter...............................     2,596,236           55             21           0.8            0.3
2nd Quarter (2)...........................     3,907,758           32             12           0.5            0.2
3rd Quarter (3)...........................       643,725          263             95           3.7            1.3
4th Quarter...............................       149,545          255            199           3.5            2.7

2003
1st Quarter...............................     9,905,338          170            160           2.5            2.1
2nd Quarter...............................     2,295,621          165            130           2.3            1.7
December 2002.............................        26,583          220            199           3.1            2.8
January 2003..............................     8,096,087          170            169           2.4            2.3
February 2003.............................       774,750          186            165           2.5            2.2
March 2003................................     1,034,501          161            160           2.2            2.1
April 2003................................     2,070,938          165            133           2.3            1.7
May 2003..................................       224,683          130            130           1.8            1.8
--------------------
(1)  Chilean pesos per share reflect historical price at trade date.
(2)  U.S. dollar equivalents per ten shares (each ADS represents ten shares)
     are translated using the average observed exchange rate for the quarter.

(3) On August 29, 2002 we conducted a 1-for-10 reverse stock split of our common stock listed in Chile and ADSs listed on the New York Stock Exchange. The share price and volume of common stock and ADSs for the 3rd quarter 2002 and forward reflect the reverse stock split.

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

                                                    US$ Per ADS
                                     ------------------------------------------
                                            High                  Low
                                     -------------------- ---------------------

1998..............................           4 1/8                 1/4
1999..............................         1 11/16                 5/8
2000..............................         3 15/16                 5/8
2001..............................           3 7/8               18/25
2002 (1)..........................          4 7/20                6/25
--------------------
(1) On August 29, 2002 we conducted a 1-for-10 reverse stock split of our common stock listed in Chile and ADSs listed on the New York Stock Exchange. The share price of ADSs for the year 2002 reflects the reverse stock split.


     The following table shows the quarterly high and low closing prices of the shares in U.S. dollars and the quarterly ADS trading volume on the New York Stock Exchange for 2001, 2002, the first quarter of 2003 and the most recent six months:

New York Stock Exchange    ADS Trading                US$ Per ADS (1)
                                           -------------------------------------
                             Volume               High                Low
                         ----------------- ------------------ ------------------
2001
1st Quarter.............        87,185            3 7/8             2 16/25
2nd Quarter.............       319,087           2 11/5              1 1/10
3rd Quarter.............        67,284            1 3/5              1 4/25
4th Quarter.............       304,277            1 1/5               18/26

2002
1st Quarter.............       190,880            19/25                7/25
2nd Quarter.............       136,485            11/20                6/25
3rd Quarter (2).........        26,588           4 7/20                 2/5
4th Quarter.............        16,394            3 2/5               2 1/2

2003
1st Quarter.............       448,889          2 39/50               1 4/5
December 2002...........         4,097           2 7/10               2 1/2
January 2003............       395,195          2 39/50            2 17/100
February 2003...........        19,999           2 3/10            2 83/100
March 2003..............        33,695          2 17/50               1 4/5

New York Stock Exchange    ADS Trading              US$ Per ADS (1)(2)
                                           -------------------------------------
                             Volume (3)           High                Low
                         ----------------- ------------------ ------------------

April 2003..............         2,797          1 17/20             1 19/25
May 2003................        24,798           2 3/20              1 7/10
--------------------
(1) U.S. dollar equivalents per ten shares (each ADS represents ten shares) are translated using the average observed exchange rate for the quarter.
(2) On August 29, 2002 we conducted a 1-for-10 reverse stock split of our common stock listed in Chile and ADSs listed on the New York Stock Exchange. The share price of ADSs for the 3rd quarter 2002 and forward reflects the reverse stock split.


Item 10.  ADDITIONAL INFORMATION

     Bylaws

     General. Our authorized capital consists of 469,105,849 ordinary shares, each without par value. On December 31, 2002, all of the shares were issued, fully paid and non-assessable. Our stated objective is to render services and perform business operations in the telecommunications area.

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

     Resolutions may be adopted at the annual meeting of shareholders by an absolute majority of the shares present at that meeting. Resolutions that amend our bylaws may be adopted only at an extraordinary shareholders' meeting by the vote of an absolute majority of all outstanding shares. Resolutions that amend our bylaws to allow the merger or sale of our company, acceleration of our dissolution, change of our legal domicile, reduction of our capital, amendment of the rights reserved for a general shareholders' meeting, amendment of the board's authority, disposition of a substantial portion of our assets or amendment of our distribution preferences may only be adopted in an extraordinary shareholders' meeting by the vote of at least two-thirds of all outstanding shares.

Share Capital

     Common Shares

     At December 31, 2002, we had 469,105,849 shares of common stock outstanding.

     On May 23, 2002, shareholders' preemptive rights to subscribe to shares expired, and on May 30, 2002, the capital increase closed resulting in 4,691,058,511 shares, of which 4,168,039,480 were Class A and 523,019,031 were
Class B.

     On June 19, 2002 our board authorized a 1-for-10 reverse stock split of our common stock listed in Chile and underlying the ADSs listed on the New York Stock Exchange in order to achieve a more reasonable number of shares and to obtain a trading price more consistent with market custom, and an ADR trading price above the minimum trading price requirement of US$1.00. The reverse stock split was approved by our shareholders on July 17, 2002 and became effective on August 29, 2002.

     On July 9, 1999, our shareholders authorized and approved the division of our common stock into Class A and Class B shares. At midnight on July 9, 2002, the distinctions between these classes of common stock expired such that from that time the legal rights of the Class A shares and Class B shares have been identical. On July 17, 2002, our shareholders held a special meeting in which amendments to our bylaws were authorized to eliminate references to the class distinctions.

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

     American Depositary Shares

     At December 31, 2002, we had 1,402,563 ADSs issued and outstanding, which represented 0.3% of the total shares of our company. Prior to May 8, 2000, each ADS represented two shares of common stock. On May 8, 2000, we announced that, in order to maintain the minimum per share trading price set by the New York Stock Exchange, the ratio of shares per ADS would change from two shares per ADS to ten shares per ADS. At May 30, 2003, we had 2,855,563 ADSs issued and outstanding, which represented 0.6% of the total shares of our company.

Material Contracts

     On October 4, 2001, we entered into convenios with our creditors and the creditors of Chilesat, which were amended on December 28, 2001 and approved by the courts on January 25, 2002. The agreement with the creditors provided that they would be entitled to capitalize their financial credits with our company. The convenios expired on April 27, 2002. The financial obligations not capitalized have been extended and will be paid in one installment due in 14 years.

     On May 8, 2000, we amended our Deposit Agreement with the Bank of New York so as to increase the number of shares that each ADS represents from two shares per ADS to ten shares per ADS.

     On December 26, 2000, Chilesat and Smartcom S.A. (formerly Chilesat Telefonia Personal S.A.) modified their Use and Service Agreements in order to improve reliability in the transmission of Internet data. As consideration for these improvements, Smartcom paid Chilesat

US$0.5 million on December 26, 2000, US$1.05 million on July 31, 2001 and US$1.0 million on April 30, 2002.

     On December 4, 2000, Chilesat entered into several equipment leases, which contain options to buy US$12.3 million with IBM S.A.C. in order to implement its Optical-IP projects.

     On September 20, 2002 Chilesat Corp S.A. and Chilesat entered into a credit assignment agreement. As part of the agreement, Chilesat S.A. assigned the credits it had against NACS Communication Inc. (Texcom USA), Chilesat Servicios Empresariales S.A., Texcom S.A., Telex Chile Overseas Ltd., and Landana Properties Inc. over to Chilesat Corp S.A. The payment obligation of these assignments amounted to Ch$3,445,877,024. In addition, the payment obligation was terminated by compensation up to the concurrence of its value because Chilesat Corp S.A. and Chilesat S.A. were reciprocal debtors: (i) Chilesat Corp S.A. owed Ch$3,445,877,024 as a result of the assignment agreement and (ii) Chilesat S.A. owed Chilesat Corp S.A. Ch$42,238,846,663, resulting from net balances for the fee of transferring funds to the current account.

     On September 24, 2002 Chilesat S.A. and IBM S.A. modified their existing equipment lease agreement, originally signed on December 4, 2000 and then again on January 12, 2001. The modifications included changes in the amount and number of monthly rentals Chilesat S.A. would have to pay. In addition, the modified lease agreement includes Chilesat Corp S.A. and Chilesat Servicios Empresariales S.A. as the payment guarantors.

     On February 7, 2003 we entered into a credit agreement with Banco Santander in order to open a credit line in the amount of US$15.0 million.

     Chilesat Corp S.A. pledged its shares in Chilesat S.A., and Chilesat S.A. pledged its concession of intermediate communication services on behalf of the Banco Santander Chile.

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

dollars and repatriating from Chile amounts received relating to shares deposited, shares withdrawn from the deposit or ADSs surrendered (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying shares and any rights with respect thereto). On April 18, 2001, the Central Bank of Chile repealed all exchange controls and a new Compendium of Foreign Exchange Regulations was published and made effective April 19, 2001. Nonetheless, Chapter XXVI continues to be enforceable against agreements entered into pursuant to Chapter XXVI and prior to its repeal, such as the Foreign Investment Contract referred to below.

     The ADS facility was the subject of an agreement (the "Foreign Investment Contract") among The Bank of New York, N.A. (acting in its capacity as depositary for the shares of common stock represented by the ADSs, the "Depositary"), Chilesat Corp and the Central Bank of Chile, entered into on October 11, 1994 pursuant to Article 47 and Chapter XXVI of the Central Bank of Chile Act.

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

     o proceeds from the liquidation, merger or consolidation of Chilesat Corp; and

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

     Under Chapter XXVI, access to the Formal Exchange Market in connection with dividend payments will be conditioned upon certification by Chilesat Corp to the Central Bank of Chile that a dividend payment has been made and any applicable tax has been withheld. Moreover, under Chapter XXVI, access to the Formal Exchange Market in connection with the sale of Withdrawn Shares or distributions thereon, will be conditioned upon receipt by the Central Bank of Chile of a certification by the Depositary that such shares have been withdrawn in exchange for delivery of the pertinent ADSs and upon receipt of a waiver of the benefit of the Foreign Investment Contract with respect thereto until such Withdrawn Shares are deposited.

     Chapter XXVI and the Foreign Investment Contract provide that a person who brings foreign currency into Chile to purchase shares with the benefit of the Foreign Investment Contract must convert it into Chilean pesos on the same date and has 60 days within which to invest in shares of common stock in order to receive the benefits of the Foreign Investment Contract. If such person decides within such period not to acquire shares of common stock, he can access the Formal Exchange Market to reacquire U.S. dollars, provided that the applicable request is presented to the Central Bank of Chile within 90 days of the initial conversion into pesos. Shares acquired as described above may be deposited for ADSs and may receive the benefits of the Foreign Investment Contract, subject to receipt by the Central Bank of Chile of a certificate from the Depositary that such deposit has been effected, that the related ADSs have been issued and that the custodian has received a declaration from the person making such deposit, thereby waiving the benefits of the Foreign Investment Contract with respect to the deposited shares of common stock.

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

     Share Capital

     Under Article 12 of the Securities Market Law and Circular 585 of the Superintendencia de Valores y de Seguros (the "SVS"), certain information regarding transactions in open stock corporation shares must be reported to the SVS and to the Chilean stock exchanges. Since ADSs are deemed to represent common stock, transactions involving ADSs will be subject to these reporting requirements. Shareholders of a publicly held corporation are required to report to the SVS and the Chilean stock exchanges the following:

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

     The Chilean Companies Act requires Chilean companies to offer existing shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage of such company whenever such company issues new shares. United States holders of ADSs are not entitled to exercise preemptive rights unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirement thereunder is available. We intend to evaluate, at the time of any preemptive rights' offering, the costs and potential liabilities associated with any such registration statement, the indirect benefits of enabling the exercise of such preemptive rights by the holders of ADSs and any other factors we consider appropriate at the time. We then intend to make a decision on whether to file such a registration statement. No assurance can be given that any registration statement would be filed. If no registration statement is filed and no exemption from the registration requirements of the Securities Act is available, the Depositary will sell such holders' preemptive rights and distribute the proceeds thereof if a secondary market for such rights exists and if it is determined that a premium can be realized over the cost of such sale. Should the Depositary be prohibited or otherwise unable to sell such preemptive rights, the rights may be allowed to lapse without receipt of consideration.

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

     (f) remedy of the nullity of the company's documents of incorporation caused by formality problems or any amendments to those documents granting such right to remedy; and

     (g) such other cases as may be established by law or by the company's bylaws.

     Under Article 69 of the Chilean Companies Act, the right to withdraw would also be granted to shareholders, other than the Administradoras de Fondos de Pensiones ("AFPs"), subject to certain terms and conditions, if our company was to become controlled by the Chilean government, directly or through any of its agencies, and two independent rating agencies downgrade the stock rating from first class to second or "without sufficient information," as a result of certain actions specified in Article 69 and undertaken by Chilesat Corp or the Chilean government that would negatively and substantially affect its earnings. Shareholders shall execute their withdrawal rights by tendering their stock to Chilesat Corp within 30 days of the date of the publication of a disapprobatory resolution by the Risk Assessment Commission (Comision Clasificadora de Riesgo) or of the new rating issued by two independent agencies. If the withdrawal right is exercised by a shareholder invoking
Article 69, the price to be paid shall be the weighted average of the sales price for the shares as reported on the stock exchanges on which our shares are quoted for the six-month period preceding the publication of the disapprobatory resolution or the new rating, as the case may be. If the SVS determines that shares are not actively traded, the price shall be book value calculated as described in the Chilean Companies Regulation.

     Voting of Shares of Common Stock

     The Depositary will mail to all holders a notice containing the information (or a summary thereof) included in any notice of a shareholders' meeting received by the Depositary, a statement to which each holder of ADSs at the close of business on a specified record date will be entitled, subject to Chilean law or regulations and the provisions of or governing deposited shares, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the deposited securities represented by the ADSs evidenced by such holder's ADRs and a brief statement as to the manner in which each such holder may instruct the Depositary to exercise voting rights in respect of shares of common stock represented by ADSs held by the holder. Holders on the record date set by the Depositary are entitled to instruct the Depositary in writing, subject to the terms of Chilean law, the bylaws and the Deposit Agreement, as to the exercise of voting rights attached to the deposited shares of common stock. Upon receipt of such instructions, the Depositary has agreed that it will endeavor, insofar as practicable, to vote or cause to be voted the shares of common stock underlying such holders' ADSs in accordance with such written instructions. The Depositary has agreed, and shall instruct the Custodian and each of its nominees, if any, not to vote the shares of common stock or other deposited securities represented by the ADSs, evidenced by an ADR other than in accordance with such written instructions from the holder. The Depositary may not itself exercise any voting discretion over any shares of common stock. If no instructions are received by the Depositary from any holder with respect to any of the deposited securities represented by the ADSs evidenced by such holder's ADRs on or before the date established by the Depositary for such purpose, the Depositary shall deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by Chilesat Corp to vote the underlying shares.

     Disclosure

     Holders of ADSs are subject to certain provisions of the rules and regulations promulgated under the U.S. Securities Exchange Act of 1934, as amended, relating to the disclosure of interests in the shares of common stock. Any holder of ADSs who is or becomes directly or indirectly interested in 5% (or such other percentage as may be prescribed by law or regulation) or more of the outstanding shares of common stock must within ten days after becoming so interested, and thereafter upon certain changes in such interests, notify us, any U.S. securities exchange on which the ADSs (or shares of common stock) are traded and the Commission, as required by such rules and regulations. In addition, holders of ADSs are subject to the reporting requirements contained in Articles 12 and 54 and Title XV of the Securities

Market Law, which may apply when a holder beneficially owns 10% or more of the common stock or has the intention of taking control of our company.

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

Chilesat Corp S.A. taxable income..........................    100.0
First Category Tax (15% of Ch$100).........................    (15.0)
Net distributable income...................................     85.0
                                                              ------
Dividend distributed (30% of net distributable income).....     25.5
Withholding Tax (35% of the sum of Ch$25.5 dividend plus
  Ch$4.5 First Category Tax paid)..........................    (10.5)
Credit for 30% of First Category Tax.......................      4.5
                                                              ------
Net additional tax withheld................................     (6.0)
                                                              ------
Net dividend received......................................     19.5
Effective dividend withholding rate........................     23.5%
                                                              ------
--------------------

     In general, the effective dividend Withholding Tax rate, after giving effect to the credit for the First Category Tax, can be calculated using the following formula:

Effective Dividend     =      (Withholding Tax Rate) - (First Category Tax Rate)
Withholding Tax Rate          --------------------------------------------------
                                          1 - (First Category Tax Rate)

     Under Chilean income tax law, dividends generally are assumed to have been paid out of a company's oldest retained profits for purposes of determining the level of First Category Tax that was paid. For information on our retained earnings for tax purposes and the tax credit available on the distribution of such retained earnings, see Note 15 to our Consolidated Financial statements.

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

Capital Gains

     Gain from the sale or exchange of ADSs (or ADRs evidencing ADSs) outside of Chile will not be subject to Chilean taxation. Gain recognized on a sale or exchange of shares (as distinguished from the sale or exchange of ADSs representing such shares) will be subject to both the First Category Tax and the Withholding Tax (the former being creditable against the latter) if either
(i) the foreign holder has held the shares for less than one year since exchanging the ADSs for the shares, (ii) the foreign holder acquired and disposed of the shares in the ordinary course of its business or as a habitual trader of shares or (iii) the sale is made to a company in which the foreign holder holds an interest (10% or more of the shares in the case of open stock corporations). In all other cases, gain on the disposition of shares will be subject to the First Category Tax, as a sole tax, and no Withholding Tax will apply.

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

     Pursuant to the Chilean Income Tax law, Law No. 19,578, which was enacted on July 29, 1998, any taxpayer who during the tax years 1999 through 2002, inclusive, obtains a gain in the sale, through a Chilean stock exchange, of shares of publicly traded corporations that are significantly traded in stock exchanges at the time of their acquisition, may elect to declare, and to pay, for such capital gain, (i) in the form of the First Category Tax as a sole tax or (ii) in the case of foreign holders, at a rate of 35%, provided that such acquisition has occurred in a Chilean stock exchange when such shares were not newly issued at the time of their acquisition. This option is not available if the sale of shares is made to a company in which the seller holds an interest.

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

     Pursuant to an amendment to the Chilean Income Tax Law, published on November 7, 2001 (Law No. 19,768), the sale and disposition of shares of Chilean public corporations that are significantly traded on stock exchanges is exempted from Chilean taxes on capital gains if the sale or disposition was made:

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

     Where the sale of the shares is made on a day that is different than the date in which the exchange is recorded, capital gains subject to taxation in Chile may be generated. On October 1, 1999, the Chilean Internal Revenue Service issued Ruling No. 3,708, allowing Chilean issuers of ADSs to amend the deposit agreements to which they are parties in order to include a clause stating that, in the event that the exchanged shares are sold by the ADSs' holders in a Chilean stock exchange, either on the same day in which the exchange is recorded in the shareholders' registry of the issuer or within the two prior business days to such date, the acquisition price of such exchanged shares shall be the price registered in the invoice issued by the stockbroker who participated in the sale transaction.

Other Chilean Taxes

     There are no Chilean inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of ADRs by a foreign holder, but such taxes generally will apply to the transfer by a foreign holder at death or by a gift of shares. There are no Chilean stamp, issue, registration or similar taxes or duties payable by holders of ADRs or shares.

U.S. Tax Considerations

     The following discussion summarizes the material U.S. federal income tax consequences of an investment in ADSs or shares by U.S. holders (as defined below). This discussion is intended only as a descriptive summary and does not purport to be a complete analysis or listing of all possible tax considerations. The discussion deals only with ADSs and shares held as capital assets and does not address any special U.S. tax consequences that may be applicable to U.S. holders who are subject to special situations such as those of dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, financial institutions, tax-exempt entities, insurance companies, persons holding ADSs or shares as part of a hedging or integrated conversion, or constructive sale transaction or a straddle, persons owning 10% of our voting stock, persons subject to the alternative minimum tax or persons whose functional currency is not the U.S. dollar. Furthermore, the discussion below is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions thereunder as of the date hereof. Such authorities may be repealed, revoked or modified so as to result in the U.S. federal income tax consequences different from those discussed below.

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

     As used herein, the term "U.S. holder" means a beneficial owner of ADSs or shares that is for U.S. federal income tax purposes:

     o    a U.S. citizen or resident,

     o a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof,

     o an estate, the income of which is subject to U.S. federal income taxation regardless of its source or

     o a trust if it (a) is subject to the supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable United States Treasury regulations to be treated as a U.S. person.

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

     Subject to certain conditions and limitations, Chilean withholding taxes on dividends may be treated as foreign taxes eligible for credit against a U.S. holder's U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the shares or ADSs will be treated as income from sources outside the United States and will generally constitute "passive income" or, in the case of certain U.S. holders, "financial services income." Special rules apply to certain individuals whose foreign source income during the taxable year consists entirely of "qualified passive income" and whose creditable foreign taxes paid or accrued during the taxable year do not exceed US$300 (US$600 in the case of a joint return). Further, in certain circumstances, a U.S. holder that

     o has held shares or ADSs for less than a specified minimum period during which it is not protected from risk of loss,

     o    is obligated to make payments related to the dividends or

     o holds the shares or ADSs in arrangements in which the U.S. holder's expected economic profit, after non-U.S. taxes, is insubstantial will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on shares or ADSs.

The rules governing the foreign tax credit are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit given depending on their particular circumstances.

     To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will be first treated as a tax-free return of capital, causing a reduction in the adjusted basis of the shares or ADSs (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the investor on a subsequent disposition of the shares or ADSs), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. Consequently, such distributions in excess of our current and accumulated earnings and profits would not give rise to foreign source income. A U.S. holder would not be able to use the foreign tax credit arising from any Chilean withholding tax imposed on such distribution unless such credit can be applied (subject to applicable limitations) against U.S. tax due on other foreign source income in the appropriate category for foreign tax credit purposes.

     Distributions to U.S. holders of additional shares, or preemptive rights, with respect to shares that are made, as part of a pro-rata distribution, to all of our shareholders, generally will not be subject to U.S. federal income tax. The basis of the new shares or rights so received will be determined by allocating the U.S. holder's basis in the old shares between the old shares and the new shares or rights received, based on their relative fair market values on the date of distribution. However, the basis of the rights will be zero if (i) the fair market value of the rights is less than 15% of the fair market value of the old shares at the time of the distribution, unless the U.S. holder elects to determine the basis of the old shares and of the rights by allocating between the old shares and the new shares the adjusted basis of the old shares or (ii) the rights are not exercised and thus expire.

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

     Estate and Gift Taxation

     As discussed above under "Chilean Tax Considerations - Other Chilean Taxes" there are no Chilean inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of ADSs by a foreign holder, but such taxes generally will apply to the transfer at death or by gift of shares by a foreign holder. The amount of any inheritance tax paid to Chile may be eligible for credit against the amount of U.S. federal estate tax imposed on the estate of a U.S. holder. Prospective purchasers should consult their personal tax advisors to determine whether and to what extent they may be entitled to such credit. The Chilean gift tax generally will not be treated as a creditable foreign tax for U.S. tax purposes.

     Information Reporting and Backup Withholding

     In general, information reporting requirements will apply to dividends paid in respect of ADSs or shares or the proceeds received on the sale, exchange or redemption of ADSs or shares within the United States (and in certain cases, outside the United States) to U.S. holders other than certain exempt recipients such as corporations. A backup withholding tax will apply to such amounts if the U.S. holder fails to provide an accurate identification number or fails to report interest and dividends that are required to be shown on its U.S. federal income tax returns. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against the U.S. holder's U.S. federal income tax liability.

Dividend Policy and Dividends

     Dividend Policy

     Our dividend policy is decided upon from time to time by the board of directors and is announced at the regular annual shareholders' meeting, which is generally held in April of each year. However, the board of directors must submit a proposal for the declaration of the final dividend or dividends to be paid for the preceding year, consistent with the then-established dividend policy at the annual regular shareholders' meeting for shareholder approval each year. As required by the Chilean Companies Act, unless otherwise decided by unanimous vote of the issued and subscribed shares, we must distribute a cash dividend in an amount equal to at least 30% of our net income for a given year, unless and except to the extent we have a deficit in retained earnings. There can be no assurance that future dividends will be paid in an amount exceeding the 30% level required by law. Our board has the authority to decide whether such dividends will be paid in the form of interim dividends or a single annual payment.

     When one (or more) interim dividend is paid during the fiscal year, a final dividend is declared at the annual shareholders' meeting in an amount that, together with the interim dividend previously paid, is sufficient to satisfy the statutory requirement that at least 30% of net income for the year be paid out in dividends. Such final dividend is paid on a date fixed by the board of directors, generally in March or April. Given that we posted a loss of Ch$13,521 million (US$18.8 million) for 2002, we did not pay dividends during 2002 and do not expect to pay dividends during 2003.

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

     Dividends

     The final dividend for each year is declared and paid after the annual ordinary shareholders' meeting, which is held during March or April of the subsequent year. We have not paid dividends since 1997.

     As a general requirement, shareholders who are not residents of Chile must register as foreign investors under one of the foreign investment regimes contemplated by Chilean law to have dividends, sale proceeds or other amounts with respect to their shares remitted outside of Chile through the formal exchange market. Under the Foreign Investment Contract, the Depositary, on behalf of ADR holders, will be granted access to the Formal Exchange Market to convert cash dividends from pesos to dollars and to pay such dollars to ADR holders outside of Chile. Dividends received in respect to shares of common stock by holders, including holders of ADRs who are not Chilean residents, are subject to Chilean Withholding Tax. See Item 10. "Additional Information - Chilean Tax Considerations."

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

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES
         ABOUT MARKET RISK

     Even though most of our indebtedness comes from leasing, which is based on a fixed interest rates, we maintain financial credits based on TAB (tasa activa bancaria) plus a spread. Therefore, we are affected by interest rate changes (TAB), foreign currency fluctuations and changes in the market values of its investments. Generally, we monitor our positions so as to seek lower costs of funds while maintaining our market risk within acceptable parameters. Our principal exposures relate to our investments in Chile and long-term liabilities denominated in U.S. dollars.

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

     The following discussion about our risk management includes "forward-looking statements" that involve risks and uncertainties. Actual results could differ from those projected in the forward-looking statements. See "Introduction - Forward-Looking Statements." In addition to the inherent risks related to the operations in each of our segments in which we do business, we face material market risk exposures in two categories: foreign currency exchange rate risk and interest rate risk (TAB). The following discussion provides additional information regarding our exposure to each of these risks as of December 31, 2002.

     Foreign Currency Exchange Rate Risk

     We are exposed to foreign currency risk from changes in the value of certain underlying assets and liabilities. We have performed a VAR analysis on our exposure to changes in foreign currency exchange rates. The VAR is calculated using a historical simulation risk model to calculate changes in earnings from foreign currency risk on all significant on- and off-balance sheet exposures. The simulation contemplates a period of 12 months and calculates the potential after-tax earnings at risk associated with foreign currency fluctuations, with a 95% accuracy level. At December 31, 2002, the VAR analysis showed that foreign exchange rate fluctuations would not have a material effect upon our earnings.

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

     Our net exposure to foreign currency (U.S. dollar) exchange rate risk in Chilean pesos as of December 31, 2002 was Ch$15,092 million. Assuming a 10% increase during 2003 of the Chilean peso/U.S. dollar exchange rate with respect to 2002 year-end balances, the result would be a pre-tax accounting loss of approximately Ch$1,509 million.

     As of December 31, 2002, approximately 0.3% of our outstanding debt was exposed to an exchange rate fluctuation between the Chilean peso and other currencies. Assuming a 10% increase during 2003 of the Chilean peso/U.S. dollar exchange rate with respect to 2002 year-end balances, the result would be a pre-tax loss of approximately Ch$14 million.

     Interest Rate Risk

     Exposure to interest rate risk reflects our exposure to floating interest debt as well as debt renewals or rollovers that could be reset at higher than existing interest rates. As of December 31, 2002, approximately 1.45% of our total debt was represented by short-term debt and floating rate debt (TAB). Our net exposure to interest rate risk as of December 31, 2002 was Ch$2,469 million. Assuming a 100 basis point increase during 2003 in the weighted average interest rate with respect to 2002 year-end balances, the result would be an increase in our net annual interest expenses of approximately Ch$189 million.

     In addition, a significant amount of our debt is indexed to Chilean inflation (UF indexed debt), and as such, an increase in Chilean inflation would affect the total interest that we pay on such debt.

     The table summarizing the assets and liabilities subject to interest rate risk at December 31, 2002 is shown in Item 5. "Operating and Financial Review and Prospects - Impact of Inflation and Price-level Restatement." All interest rate sensitive instruments issued or held by our company are non-trading instruments.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not Applicable.

                                    PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not Applicable.

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

     On April 10, 2001, Chilesat S.A. filed the 2001 Preventive Judicial Agreement with the courts in Chile.

     On July 6, 2001, we entered into a memorandum of understanding with our financial creditors and the financial creditors of Chilesat.

     On October 4, 2001, we entered into convenios with our creditors, which were amended on December 28, 2001 and then approved by the courts on January 25, 2002. The agreements with the creditors provided that they would be entitled to capitalize their financial credits with our company. The convenios expired on April 27, 2002.

     On July 9, 2002 the distinctions between Class A and Class B shares, which were authorized and approved by our shareholders on July 9, 1999, expired such that from that time the legal rights of the Class A shares and Class B shares have been identical.

     On August 29, 2002 we effected a 1-for-10 reverse stock split of our common stock listed in Chile and underlying the ADSs listed on the New York Stock Exchange in order to obtain a trading price for the ADSs above the minimum trading price requirement of US$1.00.

Item 15. CONTROLS AND PROCEDURES

     Within 90 days prior to the date of this report, we, under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial

Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective for gathering, analyzing and disclosing the information we are required to disclose in the reports we file under the Securities Exchange Act of 1934, within the time periods specified in the SEC's rules and regulations. Our management applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management's control objectives.

     There have been no significant changes in our internal controls or other factors that could significantly negatively affect internal controls subsequent to the date of their evaluation.

Item 16. [RESERVED]

                                   PART III

Item 17. FINANCIAL STATEMENTS

     Our financial statements have been prepared in accordance with Item 18 hereof.

Item 18. FINANCIAL STATEMENTS

     The following consolidated financial statements of our company and its subsidiaries are included at the end of this report:

Report of Independent Auditors.........................................F-1

Consolidated Balance Sheets as of December 31, 2001 and 2002...........F-2

Consolidated Statements as of Operations for the years ended
December 31, 2000, 2001 and 2002.......................................F-3

Consolidated Statement of Cash Flows for the years ended
December 31, 2000, 2001 and 2002.......................................F-4

Notes to the Consolidated Financial Statements.........................F-7

Item 19. EXHIBITS

     Index to Exhibits.

1.1 Estatutos (bylaws) of the company, as amended and approved by shareholders on December 23, 2002.

8.1 List of Subsidiaries of the company (included in Item 4. "Information on Our Company - Subsidiaries").

10.1 Convenio Judicial Preventivo (Preventive Judicial Agreement), as amended, approved by the court on January 25, 2002, regarding the restructuring of Chilesat Corp S.A.'s financial obligations (incorporated by reference from Exhibit 10.1 to the 2001 Annual Report on Form 20-F filed with the SEC on July 23, 2002).

10.2 Convenio Judicial Preventivo (Preventive Judicial Agreement), as amended, approved by the court on January 25, 2002, regarding the restructuring of Chilesat S.A.'s financial obligations (incorporated by reference from Exhibit 10.2 to the 2001 Annual Report on Form 20-F filed with the SEC on July 23, 2002).

12.1 Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to
     Section 906 of the Sarbanes-Oxley Act of 2002.

12.2 Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to
     Section 906 of the Sarbanes-Oxley Act of 2002.

                     [This page intentionally left blank.]

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on this Form 20-F and has duly caused this Annual Report on this Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized, in Santiago on June 30, 2003.

                              CHILESAT CORP S.A.

                              By:  /s/  Alejandro Rojas
                                   --------------------------------------------
                                   Name:   Alejandro Rojas
                                   Title:  Chief Executive Officer

CERTIFICATIONS

I, Alejandro Rojas, certify that:

1.   I have reviewed this annual report on Form 20-F of Chilesat Corp S.A.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us and others within those entities, particularly during the period in which this report is being prepared;

     (b) evaluated the effectiveness of the registrant's disclosure controls and procedures within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     (a) all significant deficiencies in the design or operation of internal controls and procedures which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls;

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

                                   /s/  ALEJANDRO ROJAS
                                   --------------------------------------------
                                   Alejandro Rojas
                                   Chief Executive Officer
                                   Chilesat Corp S.A.

I, Rodrigo Villa, certify that:

1.   I have reviewed this annual report on Form 20-F of Chilesat Corp S.A.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us and others within those entities, particularly during the period in which this report is being prepared;

     (b) evaluated the effectiveness of the registrant's disclosure controls and procedures within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     (a) all significant deficiencies in the design or operation of internal controls and procedures which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

                                   /s/ RODRIGO VILLA
                                   --------------------------------------------
                                   Rodrigo Villa
                                   Chief Financial Officer
                                   Chilesat Corp S.A.

         CHILESAT CORP S.A. AND SUBSIDIARIES

         Consolidated Financial Statements
         As of December 31, 2001 and 2002
         and for each of the three years in the
         period ended December 31, 2002

                      CHILESAT CORP S.A. AND SUBSIDIARIES



INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS


Report of Independent Auditors............................................ F-1
Consolidated Balance Sheets as of December 31, 2001 and 2002.............. F-2
Consolidated Statements of Operations for each of the three years in the period ended December 31, 2002................................... F-3
Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2002................................... F-4
Notes to the Consolidated Financial Statements............................ F-7


Ch.$       -  Chilean pesos
Th.Ch.$    -  Thousands of Chilean pesos
US$        -  United States dollars
Th.US$     -  Thousands of United States dollars
UF         -  Unidades de Fomento, an inflation-indexed, peso denominated monetary unit. The UF rate is set daily based on changes in the Chilean Consumer Price Index.

[Logo of Ernst & Young]



Report of Independent Auditors

To the Board of Directors and Shareholders
Chilesat Corp S.A. (formerly Telex-Chile S.A.) and subsidiaries:

We have audited the accompanying consolidated balance sheets of Chilesat Corp S.A. (formerly Telex-Chile S.A.) and subsidiaries (collectively, the "Company") as of December 31, 2001 and 2002, and the related consolidated statements of operations and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chilesat Corp S.A. (formerly Telex-Chile S.A.) and subsidiaries as of December 31, 2001 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected shareholders' equity (deficit) as of December 31, 2001, as restated, and 2002, and the net loss for each of the three years in the period ended December 31, 2002, to the extent summarized in
Note 24 to the consolidated financial statements.




ERNST & YOUNG LIMITADA
                                          /s/ Ernst & Young


Santiago, Chile, February 7, 2003

(except for Notes 24 and 25, for which the dates are March 28, 2003, and June 27, 2003, respectively)

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

   (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)

                                                                                As of December 31,
                                                             ----------------------------------------------------
                                                                  2001                2002               2002
                                                             ------------         ------------        -----------
                                                                Th.Ch.$              Th.Ch.$            Th.US$
                                                                                                     (See Note 2a)
ASSETS
CURRENT ASSETS
    Cash..................................................        841,338              866,241              1,205
    Time deposits ........................................        250,513               91,544                127
    Marketable Securities.................................        305,124              327,515                456
    Accounts receivable, net (Note 5).....................      7,669,656            8,216,907             11,434
    Accounts receivable from related companies (Note 20)..      1,105,191              125,173                174
    Recoverable taxes (Note 6)............................        909,620              667,142                928
    Prepaid expenses (Note 7).............................        371,709              488,478                680
    Other current assets (Note 8).........................      2,676,162              144,265                201
                                                             ------------         ------------        -----------
       Total current assets...............................     14,129,313           10,927,265             15,205
                                                             ------------         ------------        -----------
Property, Plant and Equipment, net (Note 9)...............     90,894,328           70,630,075             98,287
                                                             ------------         ------------        -----------
Other Assets (Note 10)....................................      1,375,565            1,939,606              2,699
                                                             ------------         ------------        -----------
       Total assets.......................................    106,399,206           83,496,946            116,191
                                                             ============         ============        ===========

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES
    Short-term bank loans (Note 11).......................         22,768                    9                 --
    Current portion of long-term debt (Note 12)...........     90,882,687            6,634,005              9,232
    Accounts payable (Note 13)............................     14,573,607           13,715,016             19,084
    Notes and accounts payable to related companies
      (Note 20)...........................................         55,475               33,238                46
    Accrued expenses, provisions and withholdings
      payable (Note 14)...................................      4,388,993            3,056,999             4,254
    Other current liabilities.............................      1,069,347            1,188,030             1,653
                                                             ------------         ------------        -----------
       Total current liabilities..........................    110,992,877           24,627,297             34,269
                                                             ------------         ------------        -----------
LONG-TERM LIABILITIES
    Long-term debt (Note 12)..............................     16,835,395           13,671,425             19,025
    Deferred Income (Note 16).............................      5,431,375            5,088,983             7,082
    Accrued liabilities (Note 14).........................      2,493,696              537,768               748

Minority Interest.........................................        205,481              189,580                264

Commitments and Contingencies (Note 19)

SHAREHOLDERS' EQUITY (DEFICIT) (Note 17)
    Common stock .........................................    104,187,773          186,724,203            259,841
    Other reserves........................................     (3,426,128)          (3,471,008)            (4,830)
    Accumulated deficit...................................   (130,321,263)        (143,871,302)          (200,208)
                                                             ------------         ------------        -----------
       Total shareholders' equity (deficit)...............    (29,559,618)          39,381,893             54,803
                                                             ------------         ------------        -----------
       Total liabilities and shareholders' equity (deficit)   106,399,206           83,496,946            116,191
                                                             ============         ============        ===========


            The accompanying Notes 1 to 25 are an integral part of
                   these consolidated financial statements.

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
   (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


                                                                       For the years ended December 31,
                                                      ---------------------------------------------------------
                                                        2000             2001           2002            2002
                                                      -----------     -----------     -----------     --------
                                                       Th.Ch.$          Th.Ch.$        Th.Ch.$         Th.US$
                                                     (See Note 2a)
OPERATING RESULTS
  Net sales....................................        60,626,963      50,669,146      43,793,730       60,942
  Cost of sales ...............................       (40,771,257)    (39,825,127)    (33,416,387)     (46,501)
                                                      -----------     -----------     -----------     --------

    Gross margin...............................        19,855,706      10,844,019      10,377,343       14,441
  Selling and administrative expenses..........       (21,661,433)    (20,045,478)    (19,273,334)     (26,820)
                                                      -----------     -----------     -----------     --------

    Operating loss.............................        (1,805,727)     (9,201,459)     (8,895,991)     (12,379)
                                                      -----------     -----------     -----------     --------
NON-OPERATING RESULTS

  Interest income..............................         1,055,255         763,839         677,581          943
  Non-operating income (Note 22) ..............         1,707,320         825,719       3,274,577        4,557
  Interest expense.............................       (10,052,156)    (10,377,735)     (3,608,074)      (5,021)
  Non-operating expenses (Note 23).............       (13,446,178)    (25,885,533)     (3,793,531)      (5,279)
  Price-level restatement, net (Note 4)                (1,873,664)     (7,453,120)     (1,354,863)      (1,886)
                                                      -----------     -----------     -----------     --------
    Non-operating loss.........................       (22,609,423)    (42,126,830)     (4,804,310)      (6,686)
                                                      -----------     -----------     -----------     --------
    Loss before income taxes and minority interest    (24,415,150)    (51,328,289)    (13,700,301)     (19,065)

  Income taxes (Note 15).......................           336,164        (570,759)        (19,336)         (27)
                                                      -----------     -----------     -----------     --------
    Loss before minority interest..............       (24,078,986)    (51,899,048)    (13,719,637)     (19,092)

  Minority interest............................           392,267         296,278         198,541          276
                                                      -----------     -----------     -----------     --------
  Net loss.....................................       (23,686,719)    (51,602,770)    (13,521,096)     (18,816)
                                                      ===========     ===========     ===========     ========




  The accompanying Notes 1 to 25 are an integral part of these consolidated financial statements.

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
   (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)

                                                                       For the years ended December 31,
                                                         ---------------------------------------------------------
                                                           2000            2001           2002             2002
                                                          ----------   -----------     ----------       ---------
                                                          Th.Ch.$         Th.Ch.$        Th.Ch.$          Th.US$
                                                                                                       (See Note 2a)
OPERATING ACTIVITIES
    Net loss                                             (23,686,719)  (51,602,770)   (13,521,096)        (18,816)

    Charges (credits) to income that do not
      represent cash movements:

    Depreciation                                          12,424,880    14,159,516     12,317,631          17,140
    Write-offs and provisions                             15,279,095    23,537,799      3,589,005           4,994
    Accrued (gain) loss on equity method investments        (16,013)       182,843        313,818             437
    Amortization of goodwill                                 508,314        13,512         25,207              35
    Loss (gain) sale of property, plant and equipment         69,792        (6,351)        49,205              68
    Gain on sale of investments in related companies      (1,475,588)           --             --              --
    Price-level restatement, net                           1,873,664     7,453,120      1,354,863           1,885
    Other                                                    785,700      (855,179)        35,368              49
                                                          ----------   -----------     ----------       ---------

    Changes in current assets and liabilities:

    (Increase) decrease in accounts receivable             2,709,355       100,111       (229,100)           (319)
    (Increase) decrease in accounts receivable from
      related companies                                     (543,373)    2,023,195        980,018           1,364
    (Increase) decrease in other current assets            1,793,040       862,298       (268,298)           (373)
    Increase in recoverable taxes and others (net)          (199,592)     (531,658)      (342,507)           (477)
    Increase (decrease) in accounts payable               (2,178,081)    2,519,895     (2,085,700)         (2,902)
    Increase (decrease) in interest payable                 (707,940)    7,258,120     (5,314,911)         (7,396)
    Increase (decrease) in other accounts payable         (1,530,092)     (666,182)     1,448,575           2,016
    Minority interest                                       (392,267)     (296,278)      (198,541)           (276)
                                                          ----------   -----------     ----------       ---------

      Net cash provided by (used in) operating activities  4,714,175     4,151,991     (1,846,463)         (2,571)
                                                          ----------   -----------     ----------       ---------

FINANCING ACTIVITIES

    Loans received                                           118,562            --             --              --
    Stock issued for cash                                         --            --      7,130,972           9,923
    Loans received from related companies                    242,808            --             --              --
    Other sources of financing                                    --            --        502,355             699
    Loans repaid                                            (467,189)  (13,606,392)      (569,142)           (792)
    Repayments of long-term notes payables                (3,509,128)                     (51,693)            (72)
                                                          ----------   -----------     ----------       ---------

     Net cash provided by (used in) financing activities  (3,614,947)  (13,606,392)     7,012,492           9,758
                                                          ----------   -----------     ----------       ---------



            The accompanying Notes 1 to 25 are an integral part of
                   these consolidated financial statements.

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
   (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)

                                                                       For the years ended December 31,
                                                        -----------------------------------------------------------
                                                           2000            2001           2002             2002
                                                        ----------      ----------     ----------        --------
                                                          Th.Ch.$         Th.Ch.$        Th.Ch.$          Th.US$
                                                                                                       (See Note 2a)
INVESTING ACTIVITIES
    Sales of property, plant and equipment                  15,003         142,509        732,168           1,019
    Sales of investments in related companies           13,386,690              --             71              --
    Sales of financial investments                              --      13,550,176         12,060              17
    Acquisitions of property, plant and equipment       (5,076,011)     (5,620,132)    (8,375,427)        (11,655)
    Permanent investments                                 (439,163)             --       (510,857)           (711)
    Investments in financial instruments               (10,416,648)             --             --              --
    Collections of loans from related companies                 --       1,015,753        489,295             681
    Other investing receipts                               637,642         178,118        263,720             367
    Other investing disbursements                         (118,774)        (95,136)      (383,586)           (534)
                                                        ----------      ----------     ----------        --------

    Net cash provided by (used in)
      investing activities                              (2,011,261)      9,171,288     (7,772,556)        (10,816)
                                                        ----------      ----------     ----------        --------
NET CASH FLOW FOR THE YEAR                                (912,033)       (283,113)    (2,606,527)         (3,627)

EFFECT OF INFLATION ON CASH
  AND CASH EQUIVALENTS                                    (208,167)        (73,657)      (112,895)           (157)
                                                        ----------      ----------     ----------        --------
NET CHANGE IN CASH
  AND CASH EQUIVALENTS                                  (1,120,200)       (356,770)    (2,719,422)         (3,784)

CASH AND CASH EQUIVALENTS AT THE
  BEGINNING OF THE YEAR                                  5,478,198       4,357,998      4,001,228           5,568
                                                        ----------      ----------     ----------        --------
CASH AND CASH EQUIVALENTS AT THE END
  OF THE YEAR                                            4,357,998       4,001,228      1,281,806           1,784
                                                        ==========      ==========     ==========        ========




            The accompanying Notes 1 to 25 are an integral part of
                   these consolidated financial statements.

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
   (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


SUPPLEMENTARY CASH FLOW INFORMATION

                                                                     For the years ended December 31,
                                                         ---------------------------------------------------------
                                                             2000          2001           2002             2002
                                                         -----------   ------------     ---------       ----------
                                                            Th.Ch.$      Th.Ch.$         Th.Ch.$          Th.US$
                                                                                                       (See Note 2a)
Interest paid, net of capitalized interest............   6,177,131      1,763,883        615,372           856
Income tax paid (refund)..............................     107,326        (72,458)       (43,517)          (60)


SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

a) During the years ended December 31, 2001 and 2002, the Company entered into new capital leases of Th.Ch.$6,827,839 and Th.Ch.$362,446 related to the acquisition of property, plant and equipment.

b) On May 25, 2002 certain debtholders of the company capitalized Th.Ch.$73,372,993 (historical amount) of debt and contributed Th.Ch.$6,963,374 of cash in exchange for Th.Ch.$80,336,367 of common stock.







            The accompanying Notes 1 to 25 are an integral part of
                   these consolidated financial statements.

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


Note 1 - The Company

Chilesat Corp S.A. (the "Parent Company", formerly Telex-Chile S.A. until December 23, 2002) is a publicly traded company whose stock is quoted on the Chilean Stock Exchange and is regulated by the Chilean Superintendency of Securities and Insurance ("SVS"). American Depositary Receipts ("ADRs") of the Company have also been traded on the New York Stock Exchange since October 1994 and such ADRs are registered with the United States Securities and Exchange Commission ("SEC").

Chilesat Corp S.A. and subsidiaries (collectively the "Company") form a telecommunications company principally engaged in providing long distance telephone and related services primarily in Chile and also in other South American countries and the United States. The Company is engaged in the provision of services consisting of (i) public long distance telephone services; and (ii) private long distance telephone and related business services directly to corporate customers. Related business services provided by the Company to corporate customers include private long distance networks for large volume customers, digital leased lines, switched data transmission and telex, as well as video and audio satellite links for broadcasting corporations. Long distance telephone and related business services are provided through the Company's nationwide network integrating fiber optic cables, microwave stations, digital switches and satellite earth stations, which are connected through satellite and fiber-optic cable systems with the networks of major telecommunications companies around the world that enable the Company to service incoming as well as outgoing international traffic.

As a result of fundamental changes in Chilean telecommunications laws and regulations, a multicarrier system providing public telephone service was implemented during the third quarter of 1994. Under the existing system, end users are required to select a long distance carrier on a per call basis or pursuant to a service contract. This change enabled the Company to utilize its nationwide network to provide public domestic as well as international long distance telephone services on an equal access basis throughout Chile.

On October 4, 2001, the Parent Company and its principal subsidiary Chilesat S.A. entered into judicial preventive agreements (the "Agreements") with its creditors setting forth the terms of a possible restructuring of the Company. These Agreements reflected the approval of a majority of the Parent Company's and the subsidiary Chilesat S.A.'s creditors, were amended on December 28, 2001, and became effective on January 25, 2002 (and were later amended on March 25, 2002). The Agreements provided for judicially mandated relief for the Parent Company and Chilesat S.A. from proceedings initiated by its financial creditors for a term of approximately 150 days (revised), commencing on December 28, 2001 and expiring on May 30, 2002 (revised). Under the terms of the agreements, these obligations were to be capitalized by May 30, 2002.

Had less than 70% of the total amount of the Parent Company's individual financial obligations, or less than 85% of the financial obligations of the subsidiary Chilesat S.A. assumed by the Parent Company been capitalized, then the agreements would have been null and void and the financial obligations would have been due immediately.

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)



On April 11, 2002, Southern Cross completed a tender offer in Chile concurrently with the tender offer in the United States (initiated on March 6 and March 7, 2002, respectively), for 28.69% of the outstanding Series A shares and 28.69% of the outstanding Series B shares (including ADRs), totaling 65,392,249 shares of the Parent Company. Southern Cross made the tender offer in the United States and Chile. Southern Cross offered Ch$18 per share in Chile and the U.S. and Ch$180 per ADR in the U.S. Approximately 21,623,171 Series A shares and approximately 1,384,376 Series B shares (including Series B shares represented by the ADRs) were validly tendered in the U.S. offer and approximately 56,152,686 Series A shares were tendered in the Chilean offer. In the aggregate, approximately 77,775,857 Series A shares and 1,384,376 Series B shares were tendered in the offers.

Upon purchase and payment of the shares, Southern Cross beneficially owned 46.92% of the Company after completing the tender offer.

On January 30, 2002, the shareholders voted to increase the Company's capital in the sum of Ch$263,670,336,297 with the issuance of 7,470,659,529 series A shares and 7,177,692,488 series B shares, at an issue price of 18 Chilean pesos per share in order to facilitate the recapitalization process.

On April 15, 2002, Southern Cross, through its affiliates Redes Opticas S.A. and Redes Opticas (Cayman) Corp., announced the successful conclusion of its tender offer and acquired Ch$17,760,285,657 of the financial obligations of the Company and Ch$49,380,474,117 of the financial obligations of the Subsidiary Chilesat S.A.

On April 26, 2002, Southern Cross, through its affiliates Redes Opticas S.A. and Redes Opticas (Cayman) Corp., converted these financial obligations into shares, receiving in exchange 3,688,191,169 series A and 88,970,719 series B Shares.

The series A and B shares and its relevant preferences including board selection preferences expired on July 9, 2002, therefore, the Company has only one series outstanding.

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


Note 2 - Summary Of Significant Accounting Policies

a)   Basis of presentation

     The Company maintains its accounting records and prepares its financial statements in Chilean pesos. The translation of Chilean pesos amounts into United States dollar amounts for the December 31, 2002 consolidated financial statements are presented solely for the convenience of the reader and has been made at the December 31, 2002 exchange rate of Ch.$
     718.61 per US$1. This translation should not be construed as representing that the Chilean peso amounts actually represent or have been, or could be, converted into United States dollars.

b)   Consolidation

     The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Chile and the specific accounting regulations of the SVS (collectively "Chilean GAAP").

     The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.

     The accounts of subsidiaries are included in the consolidated financial statements when the Company exercises control, which generally occurs when the Company holds a combined direct or indirect ownership of more than 50%. All intercompany transactions and balances have been eliminated in consolidation, as well as any unrealized income arising from such transactions.

     The participation of minority shareholders in subsidiaries has been given effect in the consolidated financial statements under minority interest.

     Consolidated subsidiaries

     The consolidated financial statements for the years 2000, 2001 and 2002 include the following subsidiaries:

                                                                     Consolidated ownership percentage
                                                              -------------------------------------------------
                 Company                                        2000                 2001             2002
                 -------                                      ---------          -----------        -----------
       Chilesat S.A........................................      99.99              99.99               99.99
       Chilesat Servicios Empresariales S.A................      99.99              99.99               99.99
       Texcom S.A. and subsidiaries (1)....................      98.44              98.44               98.44
       Landana Properties Inc..............................     100.00             100.00              100.00
       Telex Chile Overseas Ltd............................     100.00             100.00              100.00
       Telsys S.A. and subsidiaries (2) ...................     100.00             100.00              100.00

       _________________
       (1) As of December 31, 2000, 2001 and 2002, the consolidated financial statements also include the assets and liabilities of the following foreign subsidiaries of Texcom S.A.

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


                                                                       Consolidated ownership percentage
                                                                   --------------------------------------
                   Company                                          2000            2001           2002
                   -------                                         -------         -------        -------
       Colomsat S.A. (*)..........................................  93.44           93.56             --
       Alliston Properties, Inc...................................  98.44           98.44          98.44
       Telecommunications Investments Joint Venture...............  88.59           88.59          88.59
       NACS Communications Inc....................................  88.59           88.59          88.59
       Perusat S.A................................................  93.67           93.67          93.67
       Kroll S.A..................................................  98.44           98.44          98.44
       Texcom Telecomunicaciones C.A. (Venezuela)(**).............  98.44              --             --

       _______________
       (*) As of December 31, 2002, Texcom S.A. retained a 95.04% ownership percentage in Colomsat S.A.; however, the Company did not consolidate this entity (see below).
       (**) As of December 31, 2001, Texcom Telecomunicaciones C.A. (Venezuela)
       was not operating and therefore was not consolidated (see below).

     (2) As of December 31, 2000, 2001 and 2002, the consolidated financial statements also include the assets and liabilities of the following subsidiaries of Telsys S.A.

                                            Consolidated ownership percentage
                                            ---------------------------------
                 Company                        2000        2001      2002
                 -------                        ----        ----     ------
     Inversiones Proventus S.A.                  --           --      55.00
     Gestion Integral de Clientes S.A.           --           --      55.00


     The subsidiaries which are in a development stage (see Note 10 b) have not been consolidated in compliance with the regulations of the SVS.

     Consolidated subsidiaries' significant changes and events

     The most significant changes and events relating to these companies are as follows:

     Colomsat S.A.

     On May 10, 2002, the SVS authorized the removal from the consolidation of the Company's subsidiary Colomsat S.A. for the quarterly financial statements as of March 31, 2002 and thereafter, due to the intention to sell this investment by the Parent Company. Therefore, the consolidated financial statements as of December 31, 2002, do not include the following assets and liabilities of the subsidiary Colomsat S.A.:

                                             Th.Ch $
Current Assets..........................      612,550
Property, plant and equipment, net......    7,052,747
Other assets............................    3,356,760
                                           ----------
     Total assets.......................   11,022,057
                                           ==========

Current Liabilities.....................      802,355
Long-term liabilities...................   10,328,621
Shareholders' equity....................     (108,919)
                                           ----------
     Total liabilities and
       shareholders' equity.............   11,022,057
                                           ==========

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)



     On December 31, 1999, Colomsat S.A. signed a restructuring agreement with its domestic financial creditors relating to debts totaling approximately 15 million Colombian pesos ("Col$"). The restructuring was based on the achievement of the business plan projected for 2000 that considered additional investments of US$2.9 million. The agreement established that at least half of the investments (US$1.45 million) would be financed with capital contributions to be made by the Parent Company and the remainder may be financed with loans from the Parent Company on terms similar to those of the restructured debt.

     On July 29, 2000, Colomsat S.A. increased its capital by Th.Ch.$93,455 (historical value) equivalent to 203,075 shares that were fully subscribed and paid by Texcom S.A. thereby increasing its participation to 94.92%.

     On August 11, 2001, Colomsat S.A. increased its capital by Th.Ch.$ 121,680 (historical value) equivalent to 461,564 shares that were fully subscribed and paid by Texcom S.A. thereby increasing its participation to 95.04%.

     Telex-Chile Overseas Ltd.

     On November 12, 1999 and December 23, 1999, Chilesat Corp S.A. made capital contributions to Telex Chile Overseas Ltd. of Th.Ch.$1,715,287 (historical pesos) and Th.Ch.$1,203,750 (historical pesos), equivalent to 3,170,000 and 2,250,000 shares, respectively. These capital contributions were made in order to provide Telex Chile Overseas Ltd. with the financial resources needed to discharge the liabilities assumed as part of the financial restructuring of Chilesat Corp S.A. and its subsidiaries.

     On March 20, 2000, Chilesat Corp S.A. made a capital contribution of Th.Ch.$59,869 equivalent to 119,282 shares.

     On May 30, 2000, Chilesat Corp S.A. made a capital contribution of Th.Ch.$1,154,340 equivalent to 2,200,000 shares.

     On June 22, 2000, Chilesat Corp S.A. made a capital contribution of Th.Ch.$224,406 equivalent to 420,000 shares.

     On December 26, 2000, Chilesat Corp S.A. made a capital contribution of Th.Ch.$295,404 equivalent to 515,000 shares.

     On June 27, 2001, Chilesat Corp S.A. made a capital contribution of Th.Ch.$272,310 equivalent to 435,000 shares.

     Telsys S.A.

     On April 20, 2000, Chilesat Corp S.A. and Chilesat S.A. acquired 166,666 and 1 share from Sonda S.A., respectively, equivalent to the remaining 50% of the participation maintained in the affiliate Telsys S.A. that the company did not previously own. Consequently, the balances of Telsys S.A. are included in the Company's consolidated financial statements beginning on that date. Prior to this date, the Company owned 50% in Telsys S.A. and accounted for the investment under the equity method.

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


     Texcom Telecomunicaciones C.A. (Venezuela)

     On October 30, 2002, the Parent Company sold all its shares of subsidiary Texcom Telecomunicaciones C.A. The value of the sale was 1,000 Venezuela Bolivares (Ch$525). This transaction generated a gain of Th.Ch.$1,178,999 (see Note 22). In November 2001, this subsidiary closed its operations and therefore was not included in the consolidation at December 31, 2002.

     Inversiones Proventus S.A. and Gestion Integral de Clientes S.A.

     On September 14, 2002, Telsys S.A. acquired 55% of the shares of Inversiones Proventus S.A. and Gestion Integral de Clientes S.A for Th.Ch.$502,812 (historical value), equivalent to 55,000 shares that were fully subscribed and paid for by Telsys S.A., generating goodwill of Th.Ch.$343,734.


c)   Price-level restatement and inflation-indexed instruments

     The consolidated financial statements, which are expressed in Chilean pesos, have been restated to reflect the effects of variations in the purchasing power of the local currency during each year. For this purpose, and in conformity with current Chilean regulations, non-monetary assets and liabilities, shareholders' equity (deficit) accounts and income and expense accounts have been restated each year in terms of year-end constant pesos. The resulting net charge or credit to the consolidated statement of operations arises as a result of the gain or loss in purchasing power from holding non-monetary assets and liabilities exposed to the effects of inflation. In accordance with Chilean tax regulations and accounting practices, the restatements were calculated based on the official Consumer Price Index ("CPI") of the National Institute of Statistics, which was 4.7%, 3.1% and 3.0% for the years ended November 30, 2000, 2001 and 2002, respectively. The index is based on the "prior month rule," pursuant to which the inflation adjustments are based on the CPI at the close of the month preceding the close of the respective period or transaction. This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement of reflecting the variation in the general level of prices in the country. Consequently, this index is widely used for financial reporting purposes in Chile.

     For comparative purposes, the consolidated financial statements for the years ended December 31, 2000 and 2001 and the amounts disclosed in the related footnotes have also been restated in terms of Chilean pesos of December 31, 2002 purchasing power.

     The above-mentioned price-level restatements do not purport to present appraised or replacement values and are only intended to restate all non-monetary financial statement components in terms of local currency of similar purchasing power and to include in the net gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

     Certain assets and liabilities are denominated in UF units (Unidad de Fomento). The UF is a Chilean inflation-indexed peso-denominated monetary unit which is set daily in advance based on changes in the CPI. The adjustments to the closing value of UF-denominated assets and liabilities are included in the price-level restatement account in the consolidated statements of operations. Each UF was equivalent to Ch.$15,769.92, Ch.$ 16,262.66 and Ch.$16,744.12 as of December 31, 2000, 2001 and 2002,
     respectively.

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


d)   Assets and liabilities in foreign currency

     Assets and liabilities included in the consolidated balance sheets that are denominated in U.S. dollars have been translated into Chilean pesos at the rates of exchange at the balance sheet dates, which were Ch.$654.79 and Ch.$718.61 per US$1 in 2001 and 2002, respectively.

e)   Time deposits

     Time deposits are stated at cost plus interest accrued at each year-end.

f)   Allowance for doubtful accounts

     The Company has established an allowance for all doubtful accounts at each year-end based on the aging of the accounts and considering the Company's historical recovery rate.

g)   Other current assets

     The balance primarily includes time deposits given in guarantee, valued at cost plus accrued interest and adjustments through the year-end. In addition, the December 31, 2001 balance includes investments in repurchase agreements, valued at cost plus interest at each year-end.

h)   Property, plant and equipment

     Property, plant and equipment are stated at cost plus price-level restatements, and include actual construction and financing costs incurred until the assets are in a condition to be used, applying the average cost of financing.

     Depreciation is calculated by the straight-line method over the estimated remaining useful lives of the assets.

     Assets acquired under capital lease contracts are shown at the present value of each contract, calculated by discounting the value of installments and the purchase option at the interest rate implicit in each respective contract. The respective liability is shown as the net present value of the principal payments.

i)   Investments in related companies

     Investments in companies in which the Company's participation exceeds 10%, but is 50% or less are accounted for using the equity method. The Company's proportionate share in net income and losses is recognized in non-operating results in the consolidated statements of operations, after eliminating any unrealized profits or losses from transactions between related companies.

     A provision for participation in losses related to investments in related Companies that present negative equity is recognized under the caption Accrued Liabilities - Long Term.

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


j)   Goodwill

     Goodwill is recorded in accordance with Technical Bulletin No. 42, "Investments in Companies and Financial Instruments", of the Chilean Association of Accountants, and represents the difference between the acquisition cost and the equity value of investments in related companies at the date of the acquisition. These differences are amortized using the straight-line method over an estimated period which does not exceed of 20 years.

k)   Severance indemnities

     The Company has not contracted with its personnel to pay severance indemnities and thus is not obligated to pay indemnities based on years of service, with the exception of certain long-term severance indemnities recorded using the shut down method by the Company's foreign subsidiary Perusat S.A. Amounts actually paid in accordance with Chilean law are charged to the statement of operations as incurred.

l)   Employee vacations

     The cost of vacations is recognized in the financial statements on an accrual basis.

m)   Income taxes

     Income taxes are recognized in an amount that approximates the amount due on the income tax return under Chilean tax legislation.

     Effective January 1, 2000, the effects of deferred income taxes are recorded in accordance with Technical Bulletins No. 60 and No. 71 of the Chilean Association of Accountants and Circular No. 1466 of the SVS. The effects of deferred income taxes as of January 1, 2000, which were not previously recorded, are recognized in income over the estimated reversal periods corresponding to the underlying temporary differences at that date. A valuation allowance was recorded against net deferred tax assets, where it is more likely than not that such assets will not be realized (see Note 15).

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


n)   Revenue recognition

     The Company recognizes revenues when services are rendered. The value of services rendered and not billed is included in trade accounts receivable.

     Prepaid calling cards

     Revenue from the sale of prepaid calling cards is recognized in the month in which the traffic is used or in which the card expires, whatever happens first. Remaining unused traffic for unexpired calling cards is shown as deferred revenue in current liabilities.

     International long distance traffic

     Revenues from international long distance traffic are recognized on an accrual basis. Unbilled services are included in trade accounts receivable.

     Trade of international long distance traffic

     The Company has signed operating agreements with foreign correspondents to deliver and receive international long distance traffic. Revenue for these services is recognized on an accrual basis. Related cots are classified as costs of sales. Under these agreements, the Company is entitled to receive the same amount of international traffic from each foreign correspondent as the Company sends to this correspondent from Chile. The net exchange of traffic is collected or paid on the basis of the rates established in the respective agreements.

     Domestic long distance traffic

     Domestic long distance telephone revenues are recognized on the basis of calls made and measured at the switching centers considering the rates contracted or prevailing for each service. Calls made but not yet billed are included in trade accounts receivable.

     Deferred income

     Payments received in advance for services not yet rendered are deferred and recognized over the period that the services are performed.

o)   Computer software

     The Company only has computer software acquired from third parties, which is amortized over a maximum period of 4 years.

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


p)   Derivative Contracts

     The Company has foreign exchange forward contracts that have been designated as hedge instruments against variations in the foreign exchange rate of specific items, and are recorded in accordance with Technical Bulletin No. 57 issued by the Chilean Association of Accountants.

q)   Consolidated statements of cash flows

     For purposes of preparing the consolidated statements of cash flows, and in accordance with Technical Bulletin No. 50 issued by the Chilean Association of Accountants, the Company considers all highly liquid investments with a remaining maturity of less than three months at the closing date of the financial statements to be cash equivalents. Cash and cash equivalents are summarized as follows:

                                              2000                 2001                 2002
                                           ---------           ---------            ---------
                                             Th.Ch.$             Th.Ch.$               Th.Ch.$
     Cash                                    699,185             841,338              866,241
     Time deposits                           620,698             250,512               91,544
     Marketable securities (net)           2,597,011             300,911              324,021
     Repurchase agreements (Note 8)          441,104           2,608,467                   --
                                           ---------           ---------            ---------
     Total                                 4,357,998           4,001,228            1,281,806
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

     Certain reclassifications have been made in the Chilean GAAP consolidated statements of cash flow in order to comply with the presentation under accounting principles generally accepted in the United States of America ("U.S. GAAP").


r)   Translation of foreign currency financial statements

     Financial statements of consolidated foreign subsidiaries and foreign investments in related companies have been converted into Chilean pesos in accordance with Technical Bulletin No. 64, "Accounting for Investments Abroad" ("BT 64"), of the Chilean Association of Accountants, as follows:

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)



     Financial statements of foreign operations with the Chilean peso as the functional currency are those whose activities are considered an extension of the Chilean operations, and are translated as follows:

     o Monetary assets and liabilities are translated at the year-end exchange rate.

     o Non-monetary items, primarily property, plant and equipment and shareholders' equity, are measured using historical exchange rates in effect at the time of the transactions adjusted by changes in the Chilean CPI during the year.

     o The statement of operations is translated into Chilean pesos at the average exchange rate of the month in which the transactions occur, except for those expenses related to assets and liabilities that have been remeasured at historical exchange rates.

     o Exchange differences resulting from the above translation are recorded in the statement of operations.

     Financial statements of foreign subsidiaries whose activities do not constitute an extension of the Chilean operations, or which operate in countries that are exposed to significant risks, restrictions or inflation/exchange fluctuations, are remeasured using the U.S. dollar as the functional currency and then translated into Chilean pesos at the year end exchange rate. Remeasurement into U.S. dollars is performed as follows:

     o Monetary assets and liabilities are translated at year-end rates of exchange between the U.S. dollar and the local currency.

     o All non-monetary assets and liabilities and shareholders' equity are translated at historical rates of exchange between the U.S. dollar and the local currency.

     o Income and expense accounts are translated at the exchange rate prevailing at the end of the month in which the transactions occur, except for those expenses related to assets and liabilities that have been remeasured at historical exchange rates.

     o Any exchange differences are included in the results of operations for the period.

     On the Parent Company's books, price-level restatements based on Chilean inflation are applied to the beginning balance of the investment account and then the participation in the net income of the subsidiary (determined as described above) is recorded. The Parent Company then compares this value to its participation in the equity of the investee as remeasured into U.S. dollars and translated into Chilean pesos. The difference is recorded as an adjustment to the investment account with a corresponding adjustment to the foreign currency translation account in shareholders' equity (deficit).


s)   Reclassifications

     Certain amounts from the prior year financial statements have been reclassified to conform to the current year presentation.

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


Note 3 - Change In Accounting Estimate

Effective January 1, 2001, the subsidiaries Chilesat S.A. and Chilesat Servicios Empresariales S.A. modified the estimated useful life of certain fixed assets, as a result of an analysis and inventory count performed for its property, plant and equipment during 2000. This resulted in additional depreciation expense in 2001, as compared to prior period, in the amount of Th.Ch.$1,386,818.

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


Note 4 - Price-Level Restatement

The gains (losses) on price-level restatements are determined under Chilean GAAP by restating assets and liabilities for the years ended December 31, 2002, 2001, and 2000 as follows:

                                                         UF                                        Foreign exchange
                                  --------------------------------------------        -----------------------------------------
                                      2000              2001             2002             2000            2001           2002
                                    Th.Ch.$           Th.Ch.$          Th.Ch.$          Th.Ch.$         Th.Ch.$        Th.Ch.$
                                 -----------       ----------       ----------        ----------      ----------     ----------
Restatement of equity                     --               --               --                --              --             --
Restatement of:
  Current assets                   1,027,295          544,709          482,075         2,676,410         992,425        405,762
  Property, plant and equipment           --               --               --                --              --             --
  Other assets                       576,559          464,972          287,951         1,636,847       3,962,445      2,784,997
  Current liabilities               (904,722)        (523,065)        (156,388)       (4,371,340)     (5,557,578)      (878,406)
  Long-term liabilities           (1,413,491)        (982,112)        (928,668)       (2,331,134)     (5,704,452)    (3,796,807)
                                 -----------       ----------       ----------        ----------      ----------     ----------
Restatement of balance sheet
  accounts                         (714,359)         (495,496)        (315,030)       (2,389,217)     (6,307,160)    (1,484,454)
Restatement of statement of
operation accounts                       --               --                --                --              --             --
                                 -----------       ----------       ----------        ----------      ----------     ----------
Total price-level restatements     (714,359)         (495,496)        (315,030)       (2,389,217)     (6,307,160)    (1,484,454)
                                  ==========         ========         ========        ==========      ==========     ==========

                                                         CPI                                            Total
                                  --------------------------------------------        -----------------------------------------
                                      2000              2001             2002             2000            2001           2002
                                    Th.Ch.$           Th.Ch.$          Th.Ch.$          Th.Ch.$         Th.Ch.$        Th.Ch.$
                                 -----------       ----------       ----------        ----------      ----------     ----------
Restatement of equity            (2,052,654)         (662,952)      (1,339,103)       (2,052,654)       (662,952)    (1,339,103)
Restatement of:
  Current assets                    853,404           352,737          389,935         4,557,109       1,889,871      1,277,772
  Property, plant and equipment   5,552,422         3,530,101        2,335,873         5,552,422       3,530,101      2,335,873
  Other assets                    1,298,576           183,202          923,911         3,511,982       4,610,619      3,996,859
  Current liabilities                52,750        (1,445,092)      (1,247,098)       (5,223,312)     (7,525,735)    (2,281,892)
  Long-term liabilities          (4,226,374)       (2,355,957)        (539,240)       (7,970,999)     (9,042,521)    (5,264,715)
                                 -----------       ----------       ----------        ----------      ----------     ----------
Restatement of balance sheet
  accounts                        1,478,124          (397,961)         524,278        (1,625,452)    (7,200,617)     (1,275,206)
Restatement of statement
  of operation accounts            (248,212)         (252,503)         (79,657)         (248,212)      (252,503)        (79,657)
                                 -----------       ----------       ----------        ----------      ----------     ----------
Total price-level restatements    1,229,912         (650,464)          444,621        (1,873,664)    (7,453,120)     (1,354,863)
                                 ===========       ==========       ==========        ==========      ==========     ==========

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


Note 5 - Accounts Receivable

Accounts receivable are summarized as follows:

                                                 As of December 31,
                                           2001                    2002
                                        ----------                ----------
                                          Th.Ch.$                 Th.Ch.$
Trade accounts receivable (1)            9,498,806                11,123,669
Allowance for doubtful accounts         (3,245,798)               (4,981,295)
Notes receivable                         1,881,779                 2,107,166
Allowance for doubtful accounts         (1,720,627)               (1,596,758)
Other receivables                        1,255,496                 1,564,125
                                        ----------                ----------
  Total                                  7,669,656                 8,216,907
                                        ==========                ==========
_________________
(1) This balance includes Th.Ch.$3,034,730 and Th.Ch.$3,133,763 of unbilled traffic as of December 31, 2001 and 2002, respectively (see Note 2 n).



Note 6 - Recoverable Taxes

Recoverable taxes are summarized as follows:

                                                 As of December 31,
                                           2001                      2002
                                        ----------                ----------
                                           Th.Ch.$                   Th.Ch.$
VAT fiscal credit (Chile)                  553,405                   491,483
Recoverable income taxes, net               16,110                    53,809
VAT balance (Colombia)                      18,776                        --
Withholdings (Colombia)                    198,436                        --
Advance income tax payments (Peru)          14,662                   104,074
VAT (Peru)                                  80,264                    14,958
Credit for absorbed income                  27,967                     2,818
                                        ----------                ----------
    Total                                  909,620                   667,142
                                        ==========                ==========

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


Note 7 - Prepaid Expenses

Prepaid expenses are summarized as follows:

                                                   As of December 31,
                                                 2001               2002
                                               ----------         ---------
                                                Th.Ch.$            Th.Ch.$
Licenses, rentals and insurance premiums          53,438            78,676
Rentals of lines                                  25,015            27,319
Prepaid publicity and marketing expenses         199,328           165,998
Prepaid traffic                                   11,962             8,278
Maintenance fees, Chilectra S.A.                      --             6,228
Expenses of Peru office                               --            36,187
Prepaid equipment in Peru                             --            33,149
Connections                                           --            30,542
Suppliers                                             --            43,034
Other                                             81,966            59,067
                                                --------          --------
    Total                                        371,709           488,478
                                                ========          ========



Note 8 - Other Current Assets

Other current assets are summarized as follows:

                                                   As of December 31,
                                                 2001               2002
                                               ----------         ---------
                                                Th.Ch.$            Th.Ch.$
Securities in guarantee                           41,215           143,565
Deposits in guarantee                             22,736               700
Other short-term investments
  repurchase agreements                        2,608,467                --
Other                                              3,744                --
                                              ----------           -------
    Total                                      2,676,162           144,265
                                              ==========           =======

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


Note 9 - Property, Plant And Equipment

a)   Property, plant and equipment is summarized as follows:

                                                     As of December 31,
                                                   2001             2002
                                                ----------      -----------
                                                  Th.Ch.$          Th.Ch.$

Land                                               994,937          410,444

Buildings and installations                      6,496,053        6,451,840

Machinery and equipment                         73,648,192       58,946,557

Other fixed assets:
    Furniture                                    6,111,846        2,361,407
    Vehicles                                       231,490          149,211
    Leased assets                               18,428,355       16,361,315
    Basic long distance telephone network       41,759,473       42,008,472
    Subscriber networks                          1,882,071        4,965,763
                                               -----------      -----------

    Property, plant and equipment (gross)      149,552,417      131,655,009
Accumulated depreciation                       (58,658,089)     (61,024,934)
                                               -----------      -----------
    Property, plant and equipment (net)         90,894,328       70,630,075
                                               ===========      ===========


During 2001, the Parent Company and its subsidiaries Chilesat S.A. and Chilesat Servicios Empresariales S.A. performed a technical study related to certain assets in property, plant and equipment. Based on this study, Th.Ch.$11,339,062 of obsolete property, plant and equipment was written off in 2001.

As of December 31, 2002, estimated useful lives of the principal categories of property, plant and equipment are as follows:


                                        Estimated useful lives (years)
                                        ------------------------------
    Buildings and installations                    25-60
    Machinery and equipment                         3-10
    Other fixed assets                              3-10

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


b)   Leased assets

     As of December 31, 2001 and 2002, the Company had the following assets under capital leases:

                                             As of December 31,
                                         2001                  2002
                                      ----------            ----------
                                        Th.Ch.$               Th.Ch.$

     Buildings                         2,987,482             1,706,952
     Plant and equipment               9,188,873             8,335,008
     Fiber optic network               6,252,000             6,319,355
                                      ----------            ----------
         Total (gross)                18,428,355            16,361,315
     Accumulated depreciation         (3,347,709)           (3,779,595)
                                      ----------            ----------
         Total (net)                  15,080,646            12,581,720
                                      ==========            ==========

     Assets acquired under capital leases are not legally owned by the Company until it exercises its purchase option. Accordingly, the Company may not freely dispose of them.

     Depreciation expense for assets under capital leases was Th.Ch.$ 1,257,512, Th.Ch.$1,795,344 and Th.Ch.$1,990,245 in 2000, 2001 and
     2002, respectively.


c)   Property, plant and equipment financing costs


     The Company capitalized Th.Ch$66,898 of financing costs in 2000. The Company did not capitalize any financing costs during either 2001 or 2002.

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


Note 10 - Other Assets

Other assets are summarized as follows:

                                             As of December 31,
                                        2001                   2002
                                      ---------             ---------
                                       Th.Ch.$               Th.Ch.$
Investments in related companies          6,725                    --
Investments in other companies              302                   301
Goodwill (net)                          140,563               459,647
Long-term receivables from
   related companies (Note 20)          913,391             1,209,546
Guarantee deposits                      102,143               246,790
Right for the use of frequency          202,149                    --
Other                                    10,292                23,322
                                      ---------             ---------
             Total other assets       1,375,565             1,939,606
                                      =========             =========

a) Investments in related companies as of December 31 of each year are summarized as follows:


                        Percentage Holding     Equity of Issuer      Carrying Value          Proportional results

Entity                      2001     2002      2001       2002       2001      2002       2000       2001       2002
                            ----     ----      ----       ----       ----      ----       ----       ----       ----
                              %       %      Th.Ch.$     Th.Ch$     Th.Ch.$   Th.Ch.$   Th.Ch.$    Th.Ch.$    Th.Ch.$

Melbourne International
Communications Ltd.         19.90   19.90  (951,067)   (612,711)        --       --     16,013    (182,843)  (313,818)

Net-Chile S.A.             100.00  100.00     6,655     (22,289)     6,655       --         --          --        --

Austral S.A.(1)              0.06      --        --          --         70       --         --          --        --
                                                                    ------    -----     ------   --------   --------
Total                                                                6,725       --     16,013   (182,843)  (313,818)
                                                                    ======    =====     ======   ========   ========

The investments above, are considered to be essential to the Company's business.

(1)  This investment is presented at restated cost.


b) Summarized financial statements of subsidiaries in the development stage as of December 31, 2002, are as follows:

                     Total         Total       Shareholders'    Accumulated
Entity              assets      liabilities       deficit         deficit
------              ------      -----------    -------------    -----------
                    Th.Ch.$       Th.Ch.$         Th.Ch.$         Th.Ch.$

Net-Chile S.A.       8,084      30,373         (22,289)          (28,942)

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


c)   The most significant events relating to these investments are as follows:

          Net-Chile S.A.

          On August 2, 2000, Chilesat S.A. and its subsidiary, Chilesat Servicios Empresariales S.A., formed Net-Chile S.A. with share capital of Th.Ch.$10,000 (historical value) divided into 1,000,000 shares of which Chilesat S.A. subscribed and paid Th.Ch.$9,900 (historical value) equivalent to 990,000 shares and Chilesat Servicios Empresariales S.A. subscribed and paid Th.Ch.$100 (historical value) equivalent to 10,000 shares.

          Net-Chile S.A.'s business objective is the provision of all types of telecommunication services and intends to commercialize Internet access services to the public utilizing the Company's network assets.

d)   Goodwill

     Goodwill, net of accumulated amortization, arose from the purchase of the following subsidiaries:

                                                        As of December 31,
                                                    2001                2002
                                                  --------            --------
                                                   Th.Ch.$            Th.Ch.$

          Telecommunications Investments
           Joint Venture                           13,876               7,386
          Telsys S.A.                             126,687             114,125
          Inversiones Proventus S.A. and
           Gestion Integral de Clientes S.A.           --             338,136
                                                  --------            --------
          Total, net                              140,563             459,647
                                                  ========            ========


Note 11 - Short-Term Bank Loans

Short-term bank loans are summarized as follows:

                                      As of December 31,
                                    2001               2002
                                  --------            --------
                                   Th.Ch.$            Th.Ch.$
Payable in:
United States dollars               22,254                   9
Other foreign currencies               514                  --
                                  --------            --------
                                    22,768                   9
                                  ========            ========

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


Note 12 - Long-Term Debt

Long-term liabilities are summarized as follows:

                                                   As of December 31,
                                              2001                  2002
                                          ------------           ----------
                                             Th.Ch.$               Th.Ch.$

Long-term bank loans                        87,954,732            4,753,840
Leasing obligations (Note 24)               16,214,351           11,572,026
Notes payable (1)                            2,665,697            2,806,904
Deferred customs duties                        596,499              370,873
Other                                          286,803              801,787
                                          ------------           ----------
      Total long-term debt                 107,718,082           20,305,430

Less:  Current portion                     (90,882,687)          (6,634,005)
                                          ------------           ----------
      Long-term portion                     16,835,395           13,671,425
                                          ============           ==========


(1) Corresponds primarily to a liability arising from purchases of equipment from Telrad Telecommunications Elect. Ind. Ltd., at a variable interest rate.

                                                 For the years ended
                                                    December 31,
                                               2001              2002
                                             ---------         ---------
                                                 %                 %
Weighted average interest rates are:

Long-term bank loans                            9.03             5.25
Leasing obligations (UF)                        9.10             8.62
Leasing obligations (U.S. dollars)             10.56             8.32
Notes payable                                   5.52             3.14
Deferred custom duties                          9.44             6.30

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


Scheduled principal payments for long-term debt as of December 31, 2002 are as follows:

Principal payments during the years ending December 31,       Th.Ch.$
                                                             ---------
2003                                                         6,634,005
2004                                                         4,310,044
2005                                                         1,719,937
2006                                                         1,129,855
2007                                                           415,516
2008 and thereafter                                          6,096,073
                                                           -----------
        Total                                               20,305,430
                                                           ===========


Long-term debt, including the current portion, are payable in the following currencies:


                                          As of December 31,
                                     2001                  2002
                                 -----------            ----------
                                    Th.Ch.$               Th.Ch.$

United States dollars             81,532,331             9,199,209
UFs                               19,065,598             9,407,534
Other foreign currencies          12,003,079             1,698,687
                                 -----------            ----------
      Total                      112,601,008            20,305,430
                                 ===========            ==========

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)



The principal terms of the Company's long-term bank loans are as follows:

                                                       As of December 31,
                                                               2002
                                                       ------------------
                                                              Th.Ch.$
Obligations restructured due in one payment
  in 2017, as explained below                               1,447,317
Loan due between 2003 and 2005 at interest
  of TAB 180-day rate+2%                                    1,684,815
Loan due between 2003 and 2005 at interest
  of TAB 90-day rate+2%                                      783,758
Other obligations paying interest between
  6.9% and 11.0%                                             837,950
                                                           ---------
    Total                                                  4,753,840



       TAB = Active Banking Rate. Rate calculated by the Chilean Association of Banks and Financial Institutions on the basis of maximum interest payable on deposits plus reserve requirement and inflation.

As explained in Note 1, the Company entered into the Agreements with the majority of its creditors in October 2001 that resulted in the capitalization of the majority of the Company's obligations in April 2002.

Two of the creditors that were included in the Agreements chose not to capitalize their loans, which in aggregate total Th.Ch.$1,447,317. According to the terms of the Agreements, these financial obligations, and the related accrued interest, are due in one lump-sum installment in 2017 and do not accrue additional interest. These amounts are classified in long-term bank loans.



Note 13 - Accounts Payable


Accounts payable are summarized as follows:

                                                     As of December 31,
                                                      2001            2002
                                                  ----------      ----------
                                                    Th.Ch.$         Th.Ch.$

Trade accounts payable to foreign correspondents   9,743,552       8,557,328
Other trade accounts payable                       4,830,055       5,157,688
                                                  ----------      ----------
      Total                                       14,573,607      13,715,016
                                                  ==========      ==========

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


Note 14 - Accrued Expenses, Provisions And Withholdings Payable

Accrued expenses, provisions and withholdings payable are summarized as follows:

Short-term:                                                   As of December 31,
                                                           2001                  2002
                                                        ---------            ----------
                                                          Th.Ch.$               Th.Ch.$
Vacation accrual                                          432,953               483,102
Provision for costs and expenses                          350,150                    --
Severance indemnities for foreign subsidiaries             23,478                28,234
Accrued expenses                                        2,389,230             2,182,186
Withholdings                                              703,812               363,477
Other                                                     489,370                    --
                                                        ---------            ----------
      Total                                             4,388,993             3,056,999
                                                        =========            ==========

Long-term :                                                   As of December 31,
                                                           2001                  2002
                                                        ---------            ----------
                                                          Th.Ch.$               Th.Ch.$
Allowance and other reserves for related companies      1,037,131                    --
Negative equity on investments in related companies
  and others                                            1,456,565               537,768
                                                        ---------            ----------
      Total                                             2,493,696               537,768
                                                        =========            ==========

Note 15 - Income And Other Taxes

a) As of December 31, 2001 and 2002, the Company and its subsidiaries listed below made no provision for income taxes as they have accumulated tax losses as follows:

                                                   As of December 31,
                                               2001                  2002
                                           ----------             ---------
                                             Th.Ch.$               Th.Ch.$

Chilesat Corp S.A.                         34,207,939            35,977,509
Texcom S.A.                                   673,365               328,028
Chilesat S.A.                              30,233,718            35,311,682
Chilesat Servicios Empresariales S.A.       7,093,486             7,869,960
Telsys S.A.                                   138,728                18,678
Inversiones Proventus S.A.                         --                 1,747
Gestion Integral de Clientes S.A.                  --               539,682
Foreign subsidiaries                       15,594,532             3,081,928

     The Company pays minimum income taxes regardless of incurred tax losses.

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


     The charge to income for income taxes is summarized as follows:

                                                                  For the years ended December 31,
                                                     -----------------------------------------------------
                                                        2000                2001                  2002
                                                     ----------          ----------           ----------
                                                         Th.Ch.$            Th.Ch.$              Th.Ch.$
Income taxes from foreign subsidiaries:
      Alliston Properties Inc.                           24,936                  --                   --
      Colomsat S.A.                                      72,474              42,939                   --
      NACS Communications Inc.                            4,279                  --                   --
      Telsys S.A.                                        (4,209)                 --                   --
Article 21 tax on non-deductible expenses :
      Chilesat Corp S.A.                                  8,295               4,996                4,034
      Chilesat S.A.                                      13,277              10,687               10,572
      Chilesat Servicios Empresariales S.A.               1,963               1,701                2,356
      Texcom S.A.                                           448                 294                   --
      Telsys S.A.                                            --               1,412                2,374
Article No. 59 withholding tax:
      Chilesat S.A                                      120,876              33,440                   --
                                                     ----------          ----------           ----------
      Subtotal                                          242,339              95,469               19,336
                                                     ----------          ----------           ----------
Other credits                                                --             (85,815)                  --
                                                     ----------          ----------           ----------


Deferred Income Taxes
Chilesat Corp S.A.                                     (175,767)            170,481                   --
Chilesat S.A.                                          (327,320)            317,477                   --
Chilesat Servicios Empresariales S.A.                   (46,617)             45,216                   --
Texcom S.A                                              (13,213)             12,814                   --
Telsys S.A.                                             (15,586)             15,117                   --
                                                     ----------          ----------           ----------
      Subtotal                                         (578,503)            561,105                   --
                                                     ----------          ----------           ----------
      Total charge (benefit) to the
      statement of operations                          (336,164)            570,759               19,336
                                                     ==========          ==========           ==========

     As of December 31, 2002, the Parent Company had no accumulated taxable income available for distribution to shareholders.

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


b)   Deferred income taxes

     Effective January 1, 2000, the Company adopted Technical Bulletin No. 60 of the Chilean Institute of Accountants, which requires deferred income taxes to be recognized for all temporary differences.

     Deferred taxes as of December 31, 2002 are as follows:

                                                     Deferred tax assets                Deferred tax liabilities
                                                Short-term         Long-term        Short-term            Long-term
                                                -----------       -----------      -------------      --------------
                                                  Th.Ch.$            Th.Ch.$           Th.Ch$            Th.Ch.$
Allowance for doubtful accounts                    1,394,012               --                --               --
Deferred income                                      286,549          752,556                --               --
Vacation accrual                                      76,966               --                --               --
Accumulated tax losses                                    --       14,462,962                --               --
Property, plant and equipment depreciation                --               --                --        3,889,608
Obligations for leasing                              173,866        2,321,590                --               --
Other Accruals                                       363,313               --             9,186               --
                                                  ----------      -----------            ------       ----------
Complementary accounts, net of accumulated
   amortization                                     (135,824)      (3,633,425)               --       (3,552,970)
Valuation allowance                               (2,158,882)     (13,903,683)           (9,186)        (336,638)
                                                  ----------      -----------            ------       ----------
       Total                                              --               --                --               --
                                                  ==========      ===========            ======       ==========


     Deferred taxes as of December 31, 2001 are as follows:

                                                     Deferred tax assets                Deferred tax liabilities
                                                Short-term         Long-term        Short-term            Long-term
                                                -----------       -----------      -------------      --------------
                                                  Th.Ch.$            Th.Ch.$           Th.Ch$            Th.Ch.$
Allowance for doubtful accounts                      714,800               --                --               --
Deferred cost                                             --               --           213,268               --
Deferred income                                      156,202          918,612                --               --
Vacation accrual                                      62,199               --                --               --
Accumulated tax losses                                    --       17,231,092                --               --
Property plant and equipment depreciation                 --               --                --        4,650,202
Obligations for leasing                              599,347        2,398,585                --               --
                                                  ----------      -----------            ------       ----------
Complementary accounts, net of
accumulated amortization                                (655)      (7,276,554)               --       (4,650,202)
Valuation allowance                               (1,531,893)     (13,271,735)         (213,268)              --
                                                  ----------      -----------            ------       ----------
       Total                                              --               --                --               --
                                                  ==========      ===========            ======       ==========

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


Note 16 - Deferred Income

The Company had the following long term deferred income:

                                                         As of December 31,
                         Item                           2001            2002
                         ----                         ---------      ---------
                                                       Th.Ch.$         Th.Ch.$
Rental to Telesat S.A. of telecommunications
  transmission media (1)                                977,792        936,753
Right of use and services agreement with respect
  to the Company's fiber optic network (2)            4,266,092      3,996,501
Fiber optic maintenance contract (3)                    187,491         45,508
Other liabilities long-term                                  --        110,221
                                                      ---------      ---------

    Total                                             5,431,375      5,088,983
                                                      =========      =========

(1) The Parent Company recorded deferred income generated by an agreement for the rental of links and transmission media with Telesat S.A.

(2) On April 21, 1997, the subsidiary Chilesat S.A. entered into a Right of Use and Services Agreement with Chilesat Telefonia Personal S.A. with respect to the former company's fiber optic network for a period of eleven years and six months. Chilesat Telefonia Personal S.A. paid the Agreement, in advance, by offsetting a receivable from Chilesat S.A. relating to a capital increase of Chilesat Telefonia Personal S.A. Revenue is being recognized on a straight-line basis over the stated term of the contract. An agreement with Smartcom S.A. is also included in this line item.

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)



(3) On June 3, 1998, the subsidiary Chilesat S.A. signed an agreement with CTC Mundo for the preventive and corrective maintenance of fiber optic cable and related elements owned by that company. The amount is being amortized to income on a straight-line basis over the 71-month period of the contract.

The current portion of deferred income classified in other current liabilities is as follows:

                                                        As of December 31,
                         Item                          2001         2002
                         ----                        ----------   ----------
                                                      Th.Ch.$       Th.Ch.$

Rental to Telesat S.A. of telecommunications
  transmission media                                   41,415        41,387
Right of use and services agreement with respect
  to the Company's fiber optic network                762,421       863,295
Fiber optic maintenance contract                      140,619       136,523
Prepaid calling cards                                      --        92,473
Other                                                  31,807        51,018
                                                     --------     ---------
    Total                                             976,262     1,184,696
                                                     ========     =========

                      CHILESAT CORP S.A. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


Note 17 - Shareholders' Equity (Deficit)

a) The changes in shareholders' equity (deficit) during the years ended 2000, 2001 and 2002 in historic amounts (except as otherwise noted) are summarized as follows:

                                                                                                      Foreign currency
                                       Number            Common        Share premium        Other        translation
                                      of shares           stock           account         reserves       adjustment
                                      ---------           -----           -------         --------       ----------
                                                         Th.Ch.$          Th.Ch.$          Th.Ch.$         Th.Ch.$
Balances as of December 31, 1999     227,926,973       93,707,464          912,505       (3,656,596)      (344,482)
Distribution of 1999 net loss                 --               --               --               --             --
Capital increase                              --               --               --               --             --
Accumulated deficit during
  development stage of
  subsidiaries                                --               --               --               --             --
Foreign currency translation
  adjustment                                  --               --               --               --          9,358
Price-level restatement                       --        4,404,251           42,888         (171,860)       (16,191)
Net loss for the year                         --               --                                --
                                     -----------      -----------        ---------       ----------       --------
Balances as of December 31, 2000     227,926,973       98,111,715          955,393       (3,828,456)      (351,315)
                                     ===========      ===========        =========       ==========       ========

Restatement of December 31, 2000
  balances to December 31, 2002
  constant pesos                              --      104,187,733        1,014,560       (4,065,552)      (373,072)
                                     ===========      ===========        =========       ==========       ========
Balances as of January 1, 2001       227,926,973       98,111,715          955,393       (3,828,456)      (351,315)
Distribution of 2000 net loss                 --               --               --               --             --
Accumulated deficit during
  development stage of
  subsidiaries                                --               --               --               --             --
Foreign currency translation
  adjustment                                  --               --               --               --         (2,004)
Price-level restatement                       --        3,041,463           29,617         (118,682)       (10,891)
Net loss for the year                         --                                --               --             --
                                     -----------      -----------        ---------       ----------       --------
Balances as of
  December 31, 2001                  227,926,973      101,153,178          985,010       (3,947,138)      (364,210)
                                     ===========      ===========        =========       ==========       ========

Restatement of December 31,
  2001 balances to December 31,
  2002 constant pesos                         --      104,187,773        1,014,560       (4,065,552)      (375,136)
                                     ===========      ===========        =========       ==========       ========
Balances as of January 1, 2002        22,792,695      101,153,178          985,010       (3,947,138)      (364,210)
Distribution of 2001  net loss                --               --               --               --             --
Capitalization of debt for
  common stock                       377,716,189       73,372,993               --               --             --
Sale of common stock                  68,596,965        6,963,374               --               --             --
Accumulated deficit during
  development stage of
  subsidiaries                                --               --               --               --             --
Foreign currency translation
  adjustment                                  --               --               --               --        (44,881)
Price-level restatement                       --        5,234,658           29,551         (118,414)       (10,926)
Net loss for the year                         --                                --               --
                                     -----------      -----------        ---------       ----------       --------
Balances as of
  December 31, 2002                  469,105,849      186,724,203        1,014,561       (4,065,552)      (420,017)
                                     ===========      ===========        =========       ==========       ========




                                  Accumulated deficit  Reserve for
                                  during development     future        Accumulated       Loss for
                                      period            dividends        deficit        the period       Total
                                  -------------------  -----------     -----------      ----------      -----------
                                     Th.Ch.$             Th.Ch.$         Th.Ch.$          Th.Ch.$        Th.Ch.$
Balances as of December 31, 1999      (2,019,519)       7,349,124      (37,119,349)     (17,702,616)    41,126,531
Distribution of 1999 net loss                 --               --      (17,702,616)      17,702,616             --
Capital increase                              --               --               --               --             --
Accumulated deficit during
  development stage of
  subsidiaries                              (799)              --               --               --           (799)
Foreign currency translation
  adjustment                                  --               --               --               --          9,358
Price-level restatement                  (94,917)         345,409       (2,576,633)              --      1,932,947
Net loss for the year                         --               --      (22,305,348)     (22,305,348)
                                     -----------      -----------     ------------      -----------      ----------

Balances as of December 31, 2000      (2,115,235)       7,694,533      (57,398,598)     (22,305,348)    20,762,689
                                     ===========      ===========     ============      ===========     ==========

Restatement of December 31, 2000
  balances to December 31, 2002
  constant pesos                      (2,246,231)       8,171,056      (60,953,299)     (23,686,719)    22,048,522
                                     ===========      ===========     ============      ===========     ===========
Balances as of January 1, 2001        (2,115,235)       7,694,533      (57,398,598)     (22,305,348)    20,762,689
Distribution of 2000 net loss                 --               --      (22,305,348)      22,305,348             --
Accumulated deficit during
  development stage of
  subsidiaries                            (3,210)              --               --               --         (3,210)
Foreign currency translation
  adjustment                                  --               --                                --         (2,004)
Price-level restatement                  (65,573)         238,531       (2,470,822)              --        643,643
Net loss for the year                         --               --               --      (50,099,776)   (50,099,776)
                                     -----------      -----------     ------------      -----------     ----------
Balances as of
  December 31, 2001                   (2,184,018)       7,933,064      (82,174,768)     (50,099,776)    28,698,658
                                     ===========      ===========     ============      ===========     ==========

Restatement of December 31,
  2001 balances to December 31,
  2002 constant pesos                 (2,249,538)       8,171,055      (84,640,011)     (51,602,769)   (29,559,618)
                                     ===========      ===========     ============      ===========     ==========
Balances as of January 1, 2002        (2,184,018)       7,933,064      (82,174,768)     (50,099,776)   (28,698,658)
Distribution of 2001  net loss         2,184,018       (7,933,064)     (44,350,730)      50,099,776             --
Capitalization of debt for
  common stock                                --               --               --               --     73,372,993
Sale of common stock                          --               --               --               --      6,963,374
Accumulated deficit during
  development stage of
  subsidiaries                           (28,942)              --               --               --        (28,942)
Foreign currency translation
  adjustment                                  --               --               --               --        (44,881)
Price-level restatement                       --               --       (3,795,766)              --      1,339,103
Net loss for the year                         --               --               --      (13,521,096)   (13,521,096)
                                     -----------      -----------     ------------      -----------     ----------
Balances as of
  December 31, 2002                      (28,942)              --     (130,321,264)     (13,521,096)    39,381,893
                                     ===========      ===========     ============      ===========     ==========

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


As of December 31, 2000 and 2001, the Company's authorized and outstanding capital is represented by 116,242,756 Series A common shares and 111,684,217 Series B common shares with no par value (amounts do not include the effect of reverse stock split of August 29, 2002).

Series A shares provide the right to appoint 5 of the 9 members of the Board of Directors. Each holder of Series A will share equity in 24.5% of dividends distributed.

Series B shares provide the right to appoint 4 of the 9 members of the Board of Directors and will be entitled to the remaining balance of income for distribution. Each holder of Series B will share equity in 75.5% of dividends distributed.

At the Extraordinary Shareholders' Meeting held on January 30, 2002, it was agreed to increase the Company's capital by issuing 7,470,659,529 series A shares and 7,177,692,488 series B shares with the same placement value of Ch$ 18 per share for both series. Once the capitalization process was finished on May 30, 2002, only a total of 4,463,131,538 shares were subscribed and paid for, for a total value of Th.Ch.$80,336,367 (historical value), of which 4,051,796,724 shares are series A and the remaining 411,334,814 shares are series B. Therefore, after concluding the capitalization process, the Company's new capital is formed by a total of 4,691,058,511 shares, of which 4,168,039,480 shares are series A and 523,019,031 shares are series B.

On July 9, 2002, in conformity with Article 5 of the Company bylaws, the term of the series of Company shares and their respective preferences expired. Therefore, the Company's capital is represented by 4,691,058,511 ordinary, registered shares, of the same value and without par value, all of which belong to the same series and have no preference whatsoever.

At the Extraordinary Shareholders' Meeting held on July 17, 2002, the shareholders approved a one-for-ten reverse split of the Company's capital shares, which did not affect the capital amount in Chilean pesos. This changed the Company's number of shares from 4,691,058,511 ordinary registered shares, each of equal value, and without par value, to 469,105,851 shares with the same characteristics.


b) As of December 31 of each year, in accordance with Chilean Corporations Law No. 18,046, the proportional amount of the price-level restatements of equity was incorporated into capital.

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


c) Accumulated deficit during development period of subsidiaries comprises the following:

                                                As of December 31,
                                         --------------------------------------
                                            2000           2001          2002
                                          -------       ---------       -------
                                          Th.Ch.$        Th.Ch.$        Th.Ch.$

   Chilesat Telefonia Personal S.A.       270,104         270,104             -
   Telesat S.A.                           401,037         401,037             -
   Subsidiaries of Texcom S.A.          1,508,843       1,508,843             -
   Net-Chile S.A.                             819           4,015        28,942
   Telex Chile Overseas Ltd.                    4              19             -
                                        ----------      ---------      --------
           Total                        2,180,807       2,184,018        28,942
                                        ==========      =========      ========

d) The net foreign currency translation adjustment at each year-end is as follows:

                                                  As of December 31,
                                         -------------------------------------
                                          2000           2001           2002
                                         -------        -------        -------
                                         Th.Ch.$        Th.Ch.$        Th.Ch.$

       Texcom S.A.                       373,072         375,136       420,017
                                        --------        --------       -------
           Total                         373,072         375,136       420,017
                                        ========        ========       =======

e) Dividends

In accordance with the Chilean Companies Law, the Company must distribute a cash dividend a cash dividend in an amount equal to at least 30% of the Company's net income for each year after the absorption of any accumulated losses

The Company did not distribute dividends during 2000, 2001 and 2002.

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


Note 18 - Assets And Liabilities In Foreign Currency


Balances denominated in currencies other than Chilean pesos or UF included in the consolidated financial statements are summarized as follows:


                                                        As of December 31,
                                                   --------------------------
      Assets                                          2001            2002
      ------                                       ----------      ----------
                                                     Th.Ch.$         Th.Ch.$

Current assets                                      1,057,897       1,850,409
Other assets                                          181,240       1,469,274
                                                   ----------      ----------
    Total assets denominated in foreign
    currency                                        1,239,137       3,319,683
                                                   ==========      ==========

    Liabilities
    -----------

Current liabilities                                84,163,256      15,370,778
Long-term liabilities                               6,717,360       5,272,879
                                                   ----------      ----------
    Total liabilities denominated in
    foreign currency                               90,880,616      20,643,657
                                                   ==========      ==========
    Net liability position denominated
    in foreign currency                           (89,641,479)    (17,323,974)
                                                   ==========      ==========


Note 19 - Commitments And Contingencies


a)     Direct commitments

       Chilesat Corp S.A.:

       On June 20, 2001 the Parent Company signed with its subsidiary Telsys S.A. a document referred to as "Early Termination of Agreement for the Provision of Computer and Information Technology Services", which states that as compensation to the subsidiary Telsys S.A. the parties agree that the Parent Company commits to paying the possible compensation requirements to Telsys S.A. exclusively to that date due to the payment of severance indemnities pertaining to the current employees of Telsys S.A. which were immediately re-hired by Xtremo Servicios Ltda. The maximum exposure for the payment of indemnities assumed by the Parent Company amounts to UF 6,824.05 (Th.Ch.$114,262).

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)



       Chilesat S.A.:

       On September 23, 2002 Chilesat S.A. granted a commercial pledge to IBM that prohibits the encumbrance or sale of the rights and credits arising from the billing and collections service contract signed with VTR Telefonica S.A., in order to guarantee full and timely payment of all amounts owed or that will be owed related to the Lease Contract with Purchase Option. These rights are limited to a maximum amount of US$1,712,914.29 as of December 31, 2002.

       During the second half of 2002, the Parent Company was contacted by foreign companies, most notably located in Cambodia, which stated their intention to begin actions against the Chilesat S.A. and other national carriers due to alleged owed payments for termination of international traffic to which they believe they have rights.

       To date Chilesat S.A. has not been notified of any lawsuit that has been filed for this concept either in Chile or abroad.



       Telsys S.A.:

       On September 14, 2002, Telsys S.A. granted a commercial pledge to Inversiones Taormina S.A. that prohibits the encumbrance or sale of the shares of Inversiones Proventus S.A. This pledge guarantee will be removed monthly or quarterly as applicable, as the pending payment is paid or a prorated amount is paid.

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


b)     Indirect commitments

       Chilesat Corp S.A.:

       On December 4, 2000 and January 12, 2001, Chilesat Corp S.A. and Chilesat Servicios Empresariales S.A. became the guarantors of the debt obligations of two lease agreements for equipment by Chilesat S.A. from IBM S.A.C. for an amount of US$11.0 million. As of December 31, 2002, US$8,217,421.65 remains outstanding.

       Texcom S.A.:

       On October 5, 1999, the subsidiary Texcom S.A. became the guarantor of a loan granted to its subsidiary Colomsat S.A. by Banco del Pacifico S.A. (Colombia), which as of December 31, 2002 amounted to Th.Ch.$ 573,451. The guarantee granted by Texcom S.A. is prior to the application of the Colombian bankruptcy protection Law 550 of 1999, given that the loan is dated October 5, 1999, three months prior to this law. As such, Banco del Pacifico S.A. will not be able to directly require payment from the guarantor, Texcom S.A., and will have to pursue this payment within the framework provided by the negotiation of the restructuring agreement with Colomsat S.A. In the event that the restructuring process is not successful under Law 550, Banco del Pacifico S.A. will be able to require payment from the guarantor.

       On May 22, 1997, subsidiary Texcom S.A. guaranteed a loan granted to its subsidiary Colomsat S.A. by Banco Sudameris. As of December 31, 2002, Th.Ch.$661,840 of the amount remains outstanding.


c)     Operating service satellites and leases

       As of December 31, 2002 the Company had leased satellite capacity on six INTELSAT satellites as well as buildings and other facilities. The following is a schedule by year of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2002:

       Year ending December 31,                          Th.Ch.$
                                                       ----------
       2003                                             2,210,274
       2004                                             2,129,902
       2005                                             2,129,902
       2006                                             2,129,902
       2007                                             2,129,902
       2008 and thereafter                             16,456,069
                                                       ----------
       Total minimum payments required                 27,185,951
                                                       ==========

                  CHILESAT CORP S.A. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


       Satellite rental expenses for the years ended December 31, 2000, 2001 and 2002 were Th.Ch.$3,377,880, Th.Ch.$3,447,746 and Th.Ch.$
       2,393,954, respectively, which are classified as cost of sales in the statement of operations. These rental expenses were offset by sublease income related to these satellites of Th.Ch.$1,213,861, Th.Ch.$ 1,410,299 and Th.Ch.$866,525 for the years ended December 31, 2000, 2001 and 2002, respectively, which are classified as part of net sales in the statements of operations.

       Building rental expenses for the years ended December 31, 2000, 2001 and 2002 were Th.Ch.$919,385, Th.Ch.$919,604 and Th.Ch.$896,529, respectively. These rental expenses were offset by sublease income of Th.Ch.$136,551, Th.Ch.$172,815 and Th.Ch.$255,214 for the years ended December 31, 2000, 2001 and 2002, respectively.

d)     Litigation

       Both Chilesat S.A. and Texcom S.A. are party to judicial and extra-judicial proceedings in the normal course of business. Management believes that they will not have a significant effect on the consolidated financial statements.


       NACS Communications Inc.:

       In September 2002, Guyana Telephone & Company Co., Ltd. (GT&T) filed a complaint against Melbourne International Communications Ltd. (MICL), Wajay Investment Inc. (Wajay), NACS Communications Inc. (Texcom USA) and Chilesat S.A. for unpaid traffic termination fees before the Florida State Court in the United States. In 2002, the court absolved Texcom USA of responsibility; however, the court ordered the other three defendants, including Chilesat S.A., to pay a total sum of approximately US$1,600,000. This verdict is currently being appealed before the U.S. Court of Appeals for the 11th Circuit.

       Notwithstanding the above, should GT&T obtain a favorable sentence and try to execute it against Chilesat S.A., the latter could allege lack of jurisdiction of the courts in the United States. Therefore, GT&T may not be able to collect should they win.

       In the opinion of management and their legal counsel, the risk that the Company may incur a material loss is remote, therefore the Company has not recorded a contingent liability.

       The subsidiary Chilesat S.A. is a party in labor lawsuits which management deems will not have a material effect on the consolidated financial statements.

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


e)     Contingencies

       Colomsat S.A. (a subsidiary of Texcom S.A.) is currently negotiating the restructuring of its financial liabilities with entities which were a party to the refinancing agreement entered as of December 31, 1999, which will imply a modification of the terms currently in force. (see paragraph b) above)

       In line with this, a process for the restructuring and/or capitalization of debt has been initiated in conformity with the Colombian Bankruptcy Law 550, under the coordination of an inspector appointed by the Colombian Superintendency of Companies.

Note 20 - Significant Balances and Transactions With Related Companies

a)     Accounts receivable from related companies

                                                          As of December 31,
                                                       ----------------------
                                                          2001        2002
                                                       ---------    ---------
                                                         Th.Ch.$     Th.Ch.$

       Current Assets

       Chilexpress S.A.                                  827,202            -
       Colomsat S.A.                                           -      106,416
       Telecomunicaciones de Chile S.A.                  277,989            -
       Net-Chile S.A.                                          -       18,757
                                                       ---------    ---------
                                                       1,105,191      125,173
                                                       =========    =========
       Other Long-Term Assets (Note 10) (*)

       Telecomunicaciones de Chile S.A.                  318,912            -
       Chilexpress S.A.                                  512,358            -
       Texcom Chile S.A.                                  82,121       87,499
       Colomsat S.A.                                           -    1,122,047

                                                       ---------    ---------
       Total                                             913,391    1,209,546
                                                       =========    =========


       (*) Long term receivables from related parties do not accrue interest. Management expects to recover the receivable from Colomsat S.A. as the amount relates to services provided to the subsidiary subsequent to the application of Law 550 in Colombia. These amounts therefore have priority over other creditors.

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


b) Accounts payable to related companies


                                                           As of December 31,
                                                          -------------------
                                                           2001         2002
                                                          -------      ------
                                                          Th.Ch.$      Th.Ch.$
       Current Liabilities

       Inversiones Dona Candelaria y Cia. Ltda.                -        5,735
       Inversiones y Asesorias S.A.                        5,025            -
       Melbourne International Communications Ltd.           788       27,503
       Texcom Telecomunicaciones C.A.                     49,662            -
                                                          ------       ------
       Total                                              55,475       33,238
                                                          ======       ======



       Article 89 of the Chilean Corporations Law requires that the Company's transactions with related companies be carried out on a market basis or on terms similar to those prevailing in the market.

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


c) Significant transactions with related companies for each year are summarized as follows:



-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                          Transaction Amount
                                                                                                 ----------------------------------
Company                       Relationship                   Transaction                           2000         2001       2002
-------                       ------------                   -----------                          -------     -------    ---------
                                                                                                  Th.Ch.$     Th.Ch.$     Th.Ch.$

Telecomunicaciones
de Chile S.A. (1)         Controlling shareholder
                          (prior to 2002)                 Interest income                         106,942      47,117       20,788
                                                          Leasing of El Salto (operative lease)   919,510     919,194      536,098
                                                          Leasing of El Salto (capital Lease)     234,721     232,499      135,607
                                                          Early termination of apart of
                                                          El Salto lease                                -           -    1,880,888

Rio Rahue S.A. (1)        Executive and shareholder
                          in common                       Advisory fee expense                     48,943           -            -

Inversiones y Asesorias
Spiridon Ltda. (1)        Director and partner in common  Advisory fee expense                    130,637      43,529       65,816

Inversiones y
Asesorias S.A. (1)        Executive                       Advisory fee expense                    101,958     102,440       15,078

Asesorias e Inversiones
Santa Teresa S.A. (1)     Shareholder in common           Advisory fee expense                          -      43,533       27,200

Gestion y Servicio
Externo Ltda. (1)         Executive of related company    Services received                             -     174,951      376,821

Colomsat S.A.  (2)        Director and shareholder        Correspondent services
                          in common                       provided                                      -           -        1,036
                                                          Interest Income                               -           -        1,258

Chilexpress S.A. (1)      Director and shareholder
                          in common                       Invoicing  to  Chilexpress S.A.         341,159     458,263       360,055
                                                          Invoicing from Chilexpress S.A.         -             1,387         1,448
                                                          Rentals of real property                199,926      74,180             -
                                                          Rental of real estate to
                                                          Chilexpress S.A.                         48,536      33,507        17,455
                                                          Rental of real estate from
                                                          Chilexpress S.A.                         14,042       3,796             -
                                                          Exclusivity contract of franchising
                                                          and license                             145,215     145,163             -
                                                          Courier services received                57,586      36,295        14,055
                                                          Interest income                          88,780      84,995        38,977
-----------------------------------------------------------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  Net (charge) credit to net loss
                                                                                                 ----------------------------------
Company                       Relationship                   Transaction                           2000         2001       2002
-------                       ------------                   -----------                          -------     -------    ---------
                                                                                                  Th.Ch.$     Th.Ch.$     Th.Ch.$

Telecomunicaciones
de Chile S.A. (1)         Controlling shareholder
                          (prior to 2002)                 Interest income                          57,436      47,117       20,788
                                                          Leasing of El Salto (operative lease)  (919,510)   (919,193)    (536,098)
                                                          Leasing of El Salto (capital Lease)           -           -            -
                                                          Early termination of apart of
                                                          El Salto lease                                -           -      (281,447

Rio Rahue S.A. (1)        Executive and shareholder
                          in common                       Advisory fee expense                    (48,944)           -            -

Inversiones y Asesorias
Spiridon Ltda. (1)        Director and partner in common  Advisory fee expense                   (130,637)    (43,529)     (65,816)

Inversiones y
Asesorias S.A. (1)        Executive                       Advisory fee expense                   (101,958)   (102,440)     (15,078)

Asesorias e Inversiones
Santa Teresa S.A. (1)     Shareholder in common           Advisory fee expense                          -     (43,533)     (27,200)

Gestion y Servicio
Externo Ltda. (1)         Executive of related company    Services received                             -    (148,263)    (319,340)

Colomsat S.A.  (2)        Director and shareholder        Correspondent services
                          in common                       provided                                      -           -        1,036
                                                          Interest Income                               -           -        1,258

Chilexpress S.A. (1)      Director and shareholder
                          in common                       Invoicing  to  Chilexpress S.A.         289,630     388,358      305,131
                                                          Invoicing from Chilexpress S.A.               -      (1,176)      (1,228)
                                                          Rentals of real property               (199,926)   (177,180)           -
                                                          Rental of real estate to
                                                          Chilexpress S.A.                         48,536      33,507        17,455
                                                          Rental of real estate from
                                                          Chilexpress S.A.                        (14,042)     (3,796)            -
                                                          Exclusivity contract of franchising
                                                          and license                                   -           -             -
                                                          Courier services received               (48,802)    (30,759)      (11,911)
                                                          Interest income                          75,236      72,030        33,031
-----------------------------------------------------------------------------------------------------------------------------------

---------------
(1)  In 2002, these companies ceased being related parties.
(2)  Not consolidated in 2002, as discussed in Note 2 a)


                    CHILESAT CORP S.A. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)



-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                          Transaction Amount
                                                                                                 ----------------------------------
Company                       Relationship                   Transaction                           2001          2002       2002
-------                       ------------                   -----------                          -------     --------   ----------
                                                                                                  Th.Ch.$      Th.Ch.$     Th.Ch.$

Jadresic y Consultores
 Asoc. Ltda.              Director in common              Services received                               -           -       7,346

Melbourne International
Communications Ltd.       Equity investee                 Services income                         5,592,256   1,833,382     987,489
                                                          Correspondent charges and other         4,537,822   3,103,731   1,124,079
                                                          Carrier rental income                      40,968           -           -
                                                          Services provided                               -           -     383,382

Texcom Chile S.A.         Director in common              Interest income                                 -       2,062           -


(1,124,079)


-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  Net (charge) credit to net loss
                                                                                                 ----------------------------------
Company                       Relationship                   Transaction                            2000         2001        2002
-------                       ------------                   -----------                          ---------   ---------   ---------
                                                                                                   Th.Ch.$     Th.Ch.$     Th.Ch.$
Jadresic y Consultores
Asoc. Ltda.               Director in common              Services received                               -           -     (7,346)

Melbourne International
Communications Ltd.       Equity investee                 Services income                         5,592,256   1,833,382    987,489
                                                          Correspondent charges and other        (4,537,822) (3,103,731)(1,124,079)
                                                          Carrier rental income                      40,968           -          -
                                                          Services provided                               -           -    383,382
Texcom Chile S.A.         Director in comon               Interest income                                 -       2,062           -


                      CHILESAT CORP S.A. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


Note 21 - Directors' Remuneration


Directors' fees for attendance at Board meetings totaled Th.Ch.$186,410 in 2000, Th.Ch.$174,503 in 2001 and Th.Ch.$132,680 in 2002. The Board was not
entitled to profit sharing in 2000, 2001 and 2002.


Note 22 - Non-Operating Income


Non-operating income for each year is summarized as follows:


                                                                For the years ended December 31,
                                                      -------------------------------------------------
                                                          2000                2001              2002
                                                         -------             -------           -------
                                                         Th.Ch.$             Th.Ch.$           Th.Ch.$

Government employment subsidies                          13,069                    -                  -
Insurance recoveries                                     83,233              116,704             64,153
Credit for absorbed income                                    -               20,809              2,819
Recovery of investment in MICL                           12,300                                       -
Gain on sale of Texcom Telecomunicaciones C.A.                -                    -          1,178,999
Colomsat S.A. negative goodwill                       1,475,604                    -                  -
Reversal of allowances                                        -              357,491                  -
Recovery of bad debts                                    55,363               86,547                486
Rebates from suppliers                                        -              111,826            531,848
Reversal of accrued penalty interest (1)                      -                    -          1,446,400
Other                                                    67,751              132,342             49,872
                                                      ---------              -------          ---------
Total                                                 1,707,320              825,719          3,274,577
                                                      =========              =======          =========

(1) This amount corresponds to the reversal of accrued penalty interest, which was reversed due to the renegotiation and capitalization of debt with their creditors (See Note 1).


                      CHILESAT CORP S.A. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


Note 23 - Non-Operating Expenses

Non-operating expenses for each year are summarized as follows:

                                                                        For the years ended December 31,
                                                             -------------------------------------------------
                                                                  2000                2001              2002
                                                                 -------             -------           -------
                                                                 Th.Ch.$             Th.Ch.$           Th.Ch.$

Amortization of goodwill                                        508,314               13,512             25,207
Studies related to foreign subsidiaries and new projects              -                    -          1,384,964
Real state restructuring costs                                        -                    -            322,023
Goodwill written-off                                          4,393,676                    -                  -
Projects written-off                                          1,106,991              174,920                  -
Property, plant and equipment  written-off
    due to impaired projects                                  3,032,273            5,221,141            367,336
Receivables from related parties written-off                    661,372            4,469,058            457,489
Severance indemnities                                           748,434              953,442             58,673
Losses (gain) on equity method investments                     (16,013)              182,843            313,818
Amortization of debt issuance costs                             384,628              258,910                  -
Fines                                                           234,657                    -                  -
Write-off of obsolete property, plant and equipment                   -           11,339,062                  -
Expenses in the precautionary judicial agreement                      -              739,245            646,970
Early termination of agreements with suppliers                        -            2,111,464                  -
Closure of foreign subsidiaries                               1,840,677              127,205                  -
Other                                                           551,169              294,731            217,051
                                                             ----------           ----------          ---------
Total                                                        13,446,178           25,885,533          3,793,531
                                                             ==========           ==========          =========


Note 24 - Differences Between Chilean GAAP and U.S. GAAP

Chilean GAAP vary in certain important respects from U.S. GAAP. Such differences involve certain methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by U.S. GAAP.

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


1. Differences in measurement methods

       The principal methods applied in the preparation of the accompanying financial statements, which have resulted in amounts that differ from those that would have otherwise been determined under U.S. GAAP, are as follows:

       a) Price-level restatement

          The cumulative inflation rate in Chile as measured by the Consumer Price Index for the three-years ended December 31, 2002 was approximately 11.18%. Pursuant to Chilean GAAP, the Company's financial statements recognize certain effects of inflation. The inclusion of price-level adjustments in the accompanying consolidated financial statements is considered appropriate under the prolonged inflationary conditions affecting the Chilean economy even though the cumulative inflation rate for the last three years does not exceed 100%. As allowed pursuant to Form 20-F the reconciliation included herein of consolidated net loss, comprehensive loss and shareholders' equity (deficit), as determined in accordance with U.S. GAAP, does not include adjustments to eliminate the effect of inflation accounting under Chilean GAAP.

       b) Deferred income taxes

          Prior to December 31, 1999, deferred taxes were not recognized for Chilean GAAP purposes with respect to temporary differences which were expected to be compensated by new originating differences for the same concept. Starting January 1, 2000, the Company recorded income taxes in accordance with Technical Bulletin No. 60 of the Chilean Association of Accountants, recognizing through the liability method, the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities. As a transitional provision, a contra (referred to as "complementary") asset or liability has been recorded offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such complementary asset or liability are being amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates.

          For U.S. GAAP purposes, deferred taxes were recognized on a comprehensive basis for all periods presented in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes" ("SFAS 109").

          As of December 31, 2000, the Company had a deferred tax asset of Th.Ch.$578,504 for Chilean GAAP purposes. For U.S. GAAP purposes, no deferred tax asset is recognized. The adjustment at 1 l) below reflects the adjustment of Th.Ch.$578,504 to record a valuation allowance for the Chilean GAAP deferred tax asset in 2000, which reversed in 2001. Additionally, the deferred tax asset recorded in 1999 for U.S. GAAP purposes in the amount of Th.Ch.$7,398,831 was provided-for for U.S. GAAP purpose in 2000. The Company recognized a full valuation allowance as of December 31, 2001 and 2002 for both Chilean GAAP and U.S. GAAP purposes.

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


       c) Goodwill

          As discussed in Notes 2 i) and 10 d), under Chilean GAAP the excess of cost over the net book value of a purchased company is recorded as goodwill, which is then amortized over a maximum period of 20 years.

          Under U.S. GAAP, the cost of an investment is assigned to the tangible and identified intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. Prior to January 1, 2002, any excess of cost over the fair value of net assets acquired should be recorded as goodwill and amortized over a period not exceeding 40 years. As of January 1, 2002, The Company adopted SFAS No. 141, Business Combinations ("SFAS 141"). SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations. The Company did not enter into any business combinations during 2001. The Company did acquire a controlling interest in both Inversiones Proventus S.A. and Gestion Integral de Clientes S.A. in September 2002. There were no material differences between the method of recording these acquisitions for Chilean GAAP purposes and U.S. GAAP purposes.

          For U.S. GAAP purposes, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS 142"), as of January 1, 2002. SFAS 142 applies to all goodwill and identified intangible assets acquired in a business combination. Under SFAS 142, all goodwill, including that acquired before initial application of the standard, and indefinite-lived intangible assets are not amortized, but must be tested for impairment at least annually based on the fair value at the reporting unit level. Previously, the Company evaluated the carrying amount of goodwill for impairment, only if indicators of impairment were present. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, SFAS 142 prohibits the amortization of goodwill related to equity method investments. There was no effect of adopting SFAS 142 on January 1, 2002.

          As of December 31, 2002, the Company did not have any recognized intangible assets.

          In the year ended December 31, 2002, management determined that there was no impairment of goodwill for U.S. GAAP purposes. Therefore, the difference between Chilean GAAP and U.S. GAAP for the treatment of goodwill in the year ended December 31, 2002 is the amount of goodwill amortization expense recognized for Chilean GAAP purposes. The effects of this difference is included in the reconciliation to U.S. GAAP under paragraph 1 l) below.

                    CHILESAT CORP S.A. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


              The table below presents the reported net loss under Chilean and U.S. GAAP and adjusted losses per share amounts that would have been for the years ended December 31, 2000 and 2001 if amortization expense recognized in those periods related to goodwill is excluded:


                                                                         Years ended December 31,
                                                                    --------------------------------
                                                                       2000                  2001
                                                                       ThCh$                 ThCh$

                Reported net loss under Chilean GAAP................(23,686,719)         (51,602,770)
                Add back: Goodwill amortization.....................    508,314               13,512
                                                                    ------------         ------------
                Adjusted net loss...................................(23,178,405)         (51,589,258)

                Reported net loss under U.S. GAAP...................(28,659,566)          (51,553,314)
                Add back: Goodwill amortization.....................    508,314                13,512
                                                                    ------------         ------------
                Adjusted net loss...................................(28,151,252)          (51,539,802)
                                                                    ============         ============

                Loss per share
                Chilean GAAP(1)                                        Ch$                   Ch$
                Reported net loss...................................     (1,039)               (2,264)
                Goodwill amortization...............................         22                     1
                                                                    ------------         ------------
                Adjusted net loss...................................     (1,017)               (2,263)

                U.S. GAAP(1)
                Reported net loss...................................     (1,257)               (2,262)
                Goodwill amortization...............................         22                     1
                                                                    ------------         ------------
                Adjusted net loss...................................     (1,235)               (2,261)
                                                                    ============         ============
                Weighted average number of total shares
                outstanding (in thousands)(2).......................      22,973               22,973
                                                                    ============         ============

             (1) The loss per share data shown above is determined by dividing net loss for both Chilean GAAP and U.S. GAAP purposes by the weighted average number of shares of common stock outstanding during each year. There are no potentially dilutive effects as the Company had not issued convertible debt or equity securities.
             (2) As described in Note 17, during 2002 a one-for-ten reverse split of the Company's capital shares was performed. This reverse split was considered for all periods presented in the calculation of the Company's loss per share for both Chilean and U.S. GAAP.

       d)  Development stage results of operations

           For Chilean GAAP purposes, investments in development stage companies in which the Company owns more than 50% of the issued share capital are recorded by the equity method except that the investor's proportional share of the investee's results of operations is recorded as other reserves in shareholders' equity (deficit). For U.S. GAAP purposes, subsidiaries in the development stage record the results of their operations directly in the statement of operations. This difference between Chilean GAAP and U.S. GAAP has been included in the reconciliation of net loss in paragraph 1 l) below.

           Under Chilean GAAP, development stage companies are not consolidated. Under U.S. GAAP, development stage companies are consolidated; however, the effects of consolidating the Company's development stage companies are not material.

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


       e) Business combinations with companies under common control

          In accordance with Chilean GAAP, business combinations with companies under common control are accounted for as purchases in the manner indicated in paragraph 1 c) above. Under U.S. GAAP, such transactions are recorded at historical cost in a manner similar to a pooling of interests and, accordingly, the financial statements of the combined enterprise for periods prior to the combination are restated to present the previously separate enterprises as if they had always been combined.

          On March 31, 1994, the Company acquired 96% of the shares of Texcom S.A. from Asetel Ltda., which is wholly-owned by the Ibanez and Radic families. The Ibanez family was deemed to be a control group due to a shareholders' agreement with the Radic family granting it administrative control over their shared investments. This transaction would be recorded at historical cost in a manner similar to a pooling of interests under U.S. GAAP. For U.S. GAAP purposes, the excess of the purchase price over the net book value of Texcom S.A. was treated as a distribution of the investment in Texcom S.A. to the shareholders of the Company of Th.Ch.$2,800,784 and was applied as a reduction of shareholders' equity in that year. This difference was decreasing over time due to the goodwill amortization for Chilean GAAP purposes.

          In 2000, due to the deteriorating financial results of the Company's foreign subsidiaries and the Company's lack of available resources to further invest in these subsidiaries, an analysis was performed of these subsidiaries' long-lived assets. Based on an estimate of future cash flows from these operations, it was determined doubtful that the value of the goodwill associated with these subsidiaries could be recovered through future operations. In accordance with Chilean GAAP, the Company wrote off all goodwill related to these foreign subsidiaries. As described above, in the purchase of Texcom S.A. from Asetel Ltda., goodwill was recorded in accordance with Chilean GAAP but not for U.S. GAAP. Accumulated amortization amounted to Th.Ch.$1,403,310 on the date of write-off; therefore, the company wrote off the remaining Th.Ch.$1,397,474 of goodwill. In
          2001 and thereafter, there is no longer a difference between Chilean GAAP and U.S. GAAP related to this acquisition.

       f) Deferred income and discount on note receivable related to the sale of the joint venture in Chilesat Telefonia Personal S.A.

          Under the terms of the Subscription and Shareholders' Agreement, Chilesat Telefonia Personal S.A. (the "Joint Venture") was effectively transformed into a joint venture on March 3, 1997 by the Company and Inversiones Qualcomm Chile S.A. ("Qualcomm") for the purpose of building and operating a mobile PCS telephone system (personal communication system) in Chile.

          On April 19, 1999, the Company sold all of its interest in Chilesat Telefonia Personal S.A. to Inversiones Leap Wireless Limitada, a Chilean subsidiary of Leap Wireless International Inc. The sales price of the shares was US$50.0 million, of which US$28.0 million was paid in cash and the remaining balance of US$22 million was payable in one interest-free installment in April 2002.

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


          Under Chilean GAAP, this long-term receivable was recorded at its gross value without reducing the amount to its present value. Under U.S. GAAP, the long-term receivable was recorded at the present value of the future cash flows discounted at a market rate of interest and the interest was accreted at the same market rate of interest. The effects of the interest accretion on this long-term receivable under U.S. GAAP are included in the reconciliation of net loss in paragraph 1 l) below. In 2000, the Company recorded Th.Ch.$1,046,793, of interest accretion.

          On December 26, 2000, Smartcom PCS S.A. paid the Company US$22 million in advance to satisfy this receivable. At this time, the discount on the long-term receivable was Th.Ch.$1,363,739. The effect of recording a gain for this amount is included in the reconciliation of net loss in paragraph 1 l) below.

          As part of the formation of the Joint Venture on March 3, 1997, the Company provided a contract for the use of the network and signal distribution for a period of 11.5 years. On April 19, 1999, the date of sale of the Joint Venture, the balance of deferred income for US GAAP purposes was Th.Ch.$2,996,331 higher than the balance for Chilean GAAP purposes. The deferred income related to this contract is being recognized on the straight-line basis over the remaining term of the contract for both Chilean GAAP and U.S. GAAP purposes. The effects of the differences of the amortization of deferred income, net of price-level restatements, relating to network use and signal distribution contract after the date of sale are as follows:


                                                                2000           2001         2002
                                                              -------        --------      -------
                                                              Th.Ch.$        Th.Ch.$       Th.Ch.$

          Amount recognized - Chilean GAAP                   378,635        482,087        504,421
          Amount recognized - U.S. GAAP                      580,700        739,361        868,844
                                                             -------        --------       -------
          Net increase in deferred income recognized         202,065        257,274        364,423
                                                             =======        =======        ========

          The effects of recording the amortization of deferred income under U.S. GAAP are included in the reconciliation of net loss in paragraph 1 l) below.

       g) Comprehensive loss

          For U.S. GAAP purposes, the Company is required to report and display their comprehensive income or loss in a separate financial statement in accordance with SFAS No. 130, Reporting Comprehensive Income. The Company's comprehensive loss includes the Company's net loss and the other comprehensive loss that under generally accepted accounting principles is not included in the statement of operations. The effect of this standard is shown in paragraph 1 l).

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


       h) Restructuring and modification of debt - 1999

          On October 5, 1999, the Company restructured and modified a significant portion of its debt obligations under the conditions established in Preventive Judicial Agreements signed on June 11, 1999. The restructuring consisted of a) partial cash payments to the creditors from portions of the proceeds from the sales of the Company's investments in several equity investees, b) the capitalization of a portion of certain outstanding obligations and
          c) a modification of the terms of the remaining balance with respect to maturities and interest rates.

          Under Chilean GAAP, the share issuance for the capitalization of debt was recorded at the amount of the related debt reduction as agreed upon with the creditors. The carrying value of the remaining debt was recorded at an amount equal to the original debt balance less the cash payments and the capitalization at the agreed-upon amount. Interest expense after the restructuring and the modification of terms is being recorded at the stated rates of interest as outlined in the 1999 Preventive Judicial Agreements.

          Under U.S. GAAP and in accordance with Emerging Issues Task Force Abstract (EITF) 96-19, Debtor's Accounting for a Modification or Exchange of Debt Instruments, the Company performed an analysis to determine if a substantial modification of the debt terms occurred. This analysis consisted of a comparison of the present value of the future cash flows of the debt under the original terms, discounted at the original interest rates, compared to the present value of the future cash flows of the debt under the new terms, discounted at the original interest rates. EITF 96-19 defines a substantial modification of debt as one in which the present value of the debt under the new terms differs from the present value of the debt under the old terms by at least 10 percent. EITF 96-19 requires that a substantial modification be accounted for as if an old debt instrument has been replaced by a new debt instrument such that an extinguishment of debt has occurred. The new debt instrument should be recorded at its fair value, with a gain or loss recorded for the difference between this fair value and the carrying value of the debt.

          If it is determined that the original and new debt instruments are not substantially different, then a new effective interest rate is to be determined based on the carrying amount of the original debt instrument and the revised cash flows. The modification is not treated as an extinguishment of debt and no gain or loss is recorded. The difference between the original carrying value of the debt and the fair value of the remaining debt is treated in a manner similar to a discount or premium on the debt and recognized systematically as a component of interest expense over the period of such debt.

          For purposes of establishing the carrying value of the portion of the debt for which the terms were modified, under U.S. GAAP the original balance of the debt was reduced for the cash payments and the fair value of the shares issued for the capitalization rather than the amount of the debt reduction as was applied under Chilean GAAP.

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


          The Company's analysis indicated that a substantial modification of the debt terms did not occur because the calculated difference was less than 10 percent. The carrying value of the debt exceeded the fair value of the debt by Th.Ch.$2,667,291. The effects of treating this amount in a manner similar to a discount on the debt and the effects of systematically amortizing the amount as a component of interest expense is included in the reconciliation of net loss under paragraph 1 l) below.

          The effects of recording the share issuance for the debt capitalization at the fair value of the shares at the date of the capitalization under U.S. GAAP rather than at the amount of the debt reduction as was applied under Chilean GAAP has been included in the reconciliation of shareholders' equity (deficit) under paragraph 1
          l) below.

          The balance of the unamortized discount was Th.Ch.$1,493,912 and Th.Ch.$710,896 as of December 31, 2001 and 2000, respectively. Due to the restructuring and modification of debt in 2002 (as outlined in the following section), the balance of the unamortized discount was reduced to zero on April 25, 2002 as part of the gain on the troubled debt restructuring.

       i) Restructuring and modification of debt - 2002

          As explained in Note 1, the Company gave effect to a restructuring and modification of a significant portion of its debt obligations on April 25, 2002.

          For Chilean GAAP purposes, the debt capitalization was treated as a restructuring of debt at book value and a gain of Th.Ch.$1,446,400 was recognized in non-operating income related to accrued penalty interest.

          For U.S. GAAP purposes, the restructuring of debt should be accounted for in accordance with SFAS No. 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings ("SFAS 15"), as the creditors made certain concessions due to the financial difficulties of the Company, namely waiving the payment of principal during the term of the Agreements outlined in Note 1 and waiving the penalty interest they were entitled to. As the terms of the restructuring led to two different situations for the debt holders, these were considered separately for U.S. GAAP purposes.

          For the debt that was part of the Agreements but was not purchased and capitalized by Southern Cross, the outstanding principal and interest was restructured and is due in one lump sum payment 15 years from the date of the debt restructure. Consistent with SFAS 15, since the undiscounted sum of the remaining payments is equal to the carrying value for U.S. GAAP purposes, there is no gain recorded on this portion of the troubled debt restructuring. There was no penalty interest related to this debt.

                     CHILESAT CORP S.A. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


          The book value of the debt that was purchased by Southern Cross and then capitalized for shares of series A and series B stock was compared to the fair value of the stock issued (Ch.$18 per share). As the book value of this debt, including accrued penalty interest, was more than the fair value of the equity, the Company recognized a gain of Th.Ch.$1,725,738 as follows:

                                                                        Th.Ch.$

            Penalty interest - accrual as of December 31, 2001        1,446,400
            Penalty interest - additional expense from
               January 1, 2002 until April 25, 2002                     865,801
            Discount on 1999 debt restructuring for U.S. GAAP
               purposes, see 1 i) above                                (586,463)
                                                                       ---------
            Gain on troubled debt restructuring                        1,725,738
                                                                       =========

          The Th.Ch.$586,463 discount of debt for U.S. GAAP purposes represents a difference between the net loss recorded for Chilean GAAP purposes and U.S. GAAP purposes. The amounts related to penalty interest are classification differences between Chilean GAAP and U.S. GAAP because,
          i), the accrual as of December 31, 2001 was reported as other non-operating income for Chilean GAAP purposes, whereas it increases the gain on the troubled debt restructuring for U.S. GAAP purposes, and ii) the additional expense related to penalty interest from January 1, 2002 until April 25, 2002 increases interest expense for U.S. GAAP purposes by Th.Ch.$865,801 and increases the gain on the troubled debt restructuring by the same amount. The effects of recording the difference for U.S. GAAP purposes are included in the reconciliation of net loss in 1 l) below.

          In April 2002, the Financial Accounting Standards Board issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS 145"). As SFAS 145 reversed the requirements of SFAS 4 to classify this type of a gain as extraordinary, the Company considered the gain on troubled debt restructuring as part of their net loss. The provisions of SFAS 145 are effective for fiscal years beginning after May 15, 2002; however, the Company adopted SFAS 145 for the year ended December 31, 2002, as encouraged in the standard.

       j) Recognition of loss in Colomsat S.A.

          The Company's subsidiary in Colombia, Colomsat S.A., was not consolidated for Chilean GAAP purposes in 2002 and the operating loss for 2002 was not recognized, as discussed in Note 2 a). The Company has engaged an investment banker and expects to sell the subsidiary and not incur a significant loss.

          For U.S. GAAP purposes, Colomsat S.A. should be consolidated as it is considered to be controlled by the Company. The net assets of Colomsat S.A. at December 31, 2002 are disclosed in Note 2 a). Although the Company intends to sell the operation in Colombia, the held-for-sale criteria discussed in FASB Statement 144 has not been met and so the operations in Colombia are not considered to be discontinued operations.

                     CHILESAT CORP S.A. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


          For U.S. GAAP purposes, the net loss of Colomsat S.A. of Th.Ch$ 2,238,736 for the year ended December 31, 2002 should be recognized by the Company and is reflected in the U.S. GAAP reconciliation in 1
          l) below.

       k) Derivative instruments

          In 2001, the Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, ("SFAS 133"), as amended by SFAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133. SFAS 133, as amended, establishes new accounting and reporting standards requiring all derivative financial instruments to be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS 133, as amended, also requires that changes in the derivative instrument's fair value be recognized currently in earnings, unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument's gains and losses to offset related results on the hedged item in the income statement, to the extent effective, and requires that a company must comply with very specific criteria, including requiring a company to formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

          As the Company did not engage in any derivative activities in 2000 or 2001, there were no effects of adopting this pronouncement.

          In 2002, the Company began to utilize foreign currency forward contracts to hedge against changes in the foreign currency exchange rates related to existing transactions. The Company does not enter into financial instruments for trading or speculative purposes. Under Chilean GAAP, these have been defined as hedges for existing items against variations in the exchange rate. Only the net difference between the change in the value of the hedged instrument and the value of the forward are recorded in the balance sheet.

          While the Company enters into derivatives for the purpose of mitigating its risk against changes in the foreign currency exchange rates, these operations do not meet the strict documentation requirements to qualify for hedge accounting under U.S. GAAP. Therefore, under U.S. GAAP the Company has considered the fair value of all foreign currency forward contracts in the balance sheet as an asset or liability measured at its fair value in order to recognize all changes in the derivative instrument's fair value in earnings. The effects of recording the Company's derivative financial instruments under U.S. GAAP are not material for the year ended December 31, 2002.

                     CHILESAT CORP S.A. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


       l) Effects of conforming to U.S. GAAP

          The adjustments to reported net loss required to conform with US GAAP are as follows (all amounts are expressed in thousands of Chilean pesos of December 31, 2002 purchasing power):

                                                                                2000           2001          2002
                                                                            -----------     -----------   -----------
                                                                               Th.Ch.$        Th.Ch.$       Th.Ch.$

Net loss under Chilean GAAP...........................................      (23,686,719)    (51,602,770)  (13,521,096)
Effect of differences between Chilean GAAP and U.S. GAAP:
Deferred income taxes (par. 1 b) .....................................       (8,199,300)        578,504             -
Reversal of amortization of goodwill (par. 1 c).......................                -              -         25,207
Losses during development stage of subsidiary (par. 1 d)..............             (849)        (3,306)       (28,942)
Reversal of amortization of goodwill of company included in business                                       ----------
  combination (par. 1 e)..............................................          102,403              -              -
Write-off of goodwill for business combination with  companies under
  common control (par. 1 e)...........................................        1,397,474              -              -
Difference in deferred income on network and signal  distribution
  contract related to the Joint Venture (par. 1 f)....................          202,065        257,274        364,423
Accretion of interest on long-term receivable relating  to the sale of
  Chilesat Telefonia Personal S.A. (par. 1 f).........................        1,046,793              -              -
Gain on prepayment of  long-term receivable (par. 1 f)................        1,363,739              -              -
Effects of higher effective interest rate  under U.S. GAAP on
  renegotiated debt (par. 1 h) .......................................         (933,451)      (783,016)      (132,442)
Write-off of remaining effect of higher  effective interest rate  due
  to troubled debt restructuring (par. 1 i)...........................                -              -       (578,454)
Consolidation of Colomsat (par. 1 j)..................................                -              -     (2,238,736)
Other ................................................................           48,279              -        (78,439)
                                                                            -----------     -----------   -----------
Net loss in accordance with U.S. GAAP.................................      (28,659,566)   (51,553,314)   (16,188,479)
                                                                            ===========     ===========   ===========
Other comprehensive loss:
Foreign currency translation adjustment, current year.................            9,937        (2,064)        (55,807)
                                                                            -----------     -----------   -----------
Comprehensive loss in accordance with U.S. GAAP (par. 1 g)............      (28,649,629)   (51,555,378)   (16,244,286)
                                                                            ===========     ===========   ===========


                    CHILESAT CORP S.A. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


          The adjustments required to conform shareholders' equity (deficit) amounts to U.S. GAAP are as follows (all amounts are expressed in thousands of Chilean pesos of December 31, 2002 purchasing power):


                                                                             Restated (par. 1m)
                                                                                   2001             2002
                                                                                   ----             ----
                                                                                  Th.Ch.$          Th.Ch.$


           Shareholders' equity (deficit) in accordance with Chilean GAAP:.... (29,559,618)      39,381,893
           Effects of differences between Chilean and U.S. GAAP:

           Reversal of amortization of goodwill (par. 1 c)....................           -           25,207

           Difference in deferred income on network and signal
              distribution contract related to the Joint
              Venture (par. 1 f)..............................................  (2,480,477)      (2,116,054)

           Effect of recording the share issuance for the debt
              capitalization at fair value (par. 1 h).......................     2,667,291        2,667,291

           Amortization  of the effect of recording  the share  issuance for
              the debt capitalization of fair value (par. 1 h)................  (1,956,395)      (2,088,837)

           Gain on troubled debt restructuring (par. 1 i).....................           -         (578,454)

          Consolidation of Colomsat (par. 1 j)................................           -       (2,238,736)

           Other..............................................................      78,439                -
                                                                               -----------      -----------
           Shareholders' equity (deficit) in accordance with U.S. GAAP........ (31,250,760)      35,052,310
                                                                               ===========      ===========

          Accumulated other comprehensive loss
          Total other accumulated comprehensive loss as of
          December 31 in accordance with U.S. GAAP ...........................    (364,210)        (420,017)
                                                                               ===========      ===========

                    CHILESAT CORP S.A. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)



The changes in shareholders' equity (deficit) accounts determined under US GAAP are summarized as follows (all amounts expressed in thousands of Chilean pesos of December 31, 2002):

                                                                  Th.Ch.$

           Balance as of December 31, 2000
            (restated (par. 1 m))..........................    20,304,618

              Cumulative translation adjustment............        (2,064)

              Net loss for the year .......................   (51,553,314)
                                                             ------------
           Balance as of December 31, 2001
            (restated (par. 1 m))..........................   (31,250,760)

              Capital increase.............................    82,547,356

              Cumulative translation adjustment............       (55,807)

              Net loss for the year .......................   (16,188,479)
                                                             ------------
             Balance as of December 31, 2002.................  35,052,310
                                                             ============

       m) Restatement of Reconciliation to U.S. GAAP

          The Company changed the amounts previously reported in the U.S. GAAP reconciliation of shareholders' equity (deficit) as of December 31, 2000 and 2001 to exclude reconciling items for the gain on sale and leaseback of certain buildings and land which should have been considered capital contributions under U.S. GAAP rather than deferred income. The effect of these adjustments on previously reported US GAAP shareholders' equity (deficit) is set forth below:


                                                          As of December 31,
                                                     --------------------------
                                                         2001           2002
                                                     ----------    -----------
          Shareholders' equity (deficit) in
            accordance with U.S. GAAP
          Previously reported....................... 15,074,971    (36,480,407)
            Differences due to:
            Sale and leaseback of building
            and land................................  5,229,647      5,229,647
                                                     ----------     ----------
          U.S. GAAP Shareholders' equity (deficit)
            as adjusted............................. 20,304,618    (31,250,760)
                                                     ==========    ===========

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

          Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities comprising the Company's customer base are located in Chile; approximately 76% and 96% at December 31, 2001 and 2002, respectively. The Company does not require collateral or security for its accounts receivable.

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


          Approximately 59% of the Company's employees are covered by a collective bargaining agreement. At the moment the Company is in the process of collective negotiations with the unions of the Company, since the current agreement expires in March of 2003.


       b) Loss per share

          The following disclosure of loss per share information is generally not required for presentation in financial statements under Chilean GAAP, but is required under U.S. GAAP:


                                                         2000    2001     2002
                                                        -----   ------   ------
                                                        Ch.$     Ch.$     Ch.$

              Basic loss per share - Chilean GAAP (1)   1,039    2,264       42

              Basic loss per share - U.S. GAAP (1)      1,257    2,261       50

              Weighted average number of shares
                 of Common stock outstanding           22,793   22,793  324,458
                 (in thousands of shares) (2)

             (1) The loss per share data shown above is determined by dividing net loss for both Chilean GAAP and U.S. GAAP purposes by the weighted average number of shares of common stock outstanding during each year. There are no potentially dilutive effects as the Company had not issued convertible debt or equity securities.
             (2) As described in Note 17, during 2002 a one-for-ten reverse split of the Company's capital shares was performed. This reverse split was considered for all periods presented in the calculation of the Company's loss per share for both Chilean and U.S. GAAP.


       c) Income taxes

          The (provision) benefit for income taxes is (charged) credited to the results of operations under U.S. GAAP as follows:


                                                                2000            2001          2002
                                                             ----------        -------       -------
                                                               Th.Ch.$         Th.Ch.$      Th.Ch.$



              Chilean GAAP tax provision expense (Note 15)      336,164       (570,759)      (19,336)
              Deferred income tax credit(charge) U.S. GAAP   (8,199,300)       578,504             -
                                                             ----------        ---------     --------
              Total tax benefit(expense) U.S. GAAP           (7,863,136)         7,745       (19,336)
                                                             ==========        =========     ========


                      CHILESAT CORP S.A. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


Deferred tax assets (liabilities) under U.S. GAAP are summarized as follows as of December 31 of each year:



                                          Year ended December 31, 2001                Year ended December 31, 2002
                                     ----------------------------------------------------------------------------------

                                      SFAS No. 109  SFAS No. 109                SFAS No. 109  SFAS No. 109
                                       applied to   applied to   SFAS No. 109    applied to   applied to   SFAS No. 109
                                        Chilean     U.S. GAAP     U.S. GAAP       Chilean      U.S. GAAP    U.S. GAAP
                                          GAAP     adjustments     Balance          GAAP      adjustments    Balance
                                     ----------------------------------------------------------------------------------
                                         Th.Ch.$      Th.Ch.$       Th.Ch.$         Th.Ch.$     Th.Ch.$      Th.Ch.$

    Deferred tax assets
    Allowance for doubtful accounts.       714,800            -       714,800      1,394,012             -     1,394,012
    Deferred income..................    1,074,814      360,306     1,435,120      1,039,105       359,729     1,398,834
    Vacation accrual.................       62,199            -        62,199         76,966             -        76,966
    Accumulated tax losses (1).......   17,231,092            -    17,231,092     14,462,962             -    14,462,962
    Obligations for leasing..........    2,997,932            -     2,997,932      2,495,456             -     2,495,456
    Valuation allowance .............  (14,590,360)  (2,866,461)  (17,456,821)   (15,716,741)     (956,593)  (16,673,334)
    Other............................           -             -             -        363,313       478,922       842,235
                                     -----------------------------------------------------------------------------------
      Gross deferred tax assets......    7,490,477   (2,506,155)    4,984,322      4,115,073      (117,942)    3,997,131

    Deferred tax liabilities
    Deferred cost....................     (213,268)           -      (213,268)             -             -             -
    Property plant and equipment ....   (4,650,202)           -    (4,650,202)    (3,889,608)            -    (3,889,608)
    Other............................           -      (120,852)     (120,852)        (9,186)      (98,337)     (107,523)
                                     -----------------------------------------------------------------------------------
      Gross deferred tax
        liabilities.................    (4,863,470)    (120,852)   (4,984,322)    (3,898,794)      (98,337)   (3,997,131)

                                     -----------------------------------------------------------------------------------
    Net deferred taxes...............    2,627,007   (2,627,007)            -        216,279      (216,279)            -
                                     ===================================================================================



The Company has established a valuation allowance because, at the present time, it is more likely than not that the net deferred tax assets will not be utilized by the Company.

Tax loss carryforwards relate primarily to Peruvian, Chilean and United States entities. In accordance with the current enacted tax law in Chile, such tax losses may be carried-forward indefinitely, however, Peruvian and United States tax carryforwards expire in 2006 and 2013, respectively.

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


The provision for income taxes differs from the amount of income tax determined by applying the applicable Chilean statutory income tax rate to pretax accounting income on a U.S. GAAP basis as a result of the following differences:


                                                          2000               2001                2002
                                                       ----------          ---------           ---------
                                                        Th.Ch.$             Th.Ch.$             Th.Ch.$


Tax benefit at statutory Chilean tax rates             3,119,465          7,734,159           2,593,250
Increase (decrease) in rates resulting from:
Non deductible expenses                               (3,536,332)        (6,019,279)         (2,633,102)
Tax loss carryforward                                  3,597,295          6,830,171          (2,226,254)
Change in the valuation allowance for tax
   loss carryforwards and other assets               (11,458,569)        (9,361,274)          1,826,379
Effects of foreign tax rates                             657,344            919,437             479,727
Other taxes                                             (242,339)           (95,469)            (19,336)
                                                      ----------          ---------           ---------
 Tax benefit (expense) at effective tax rates         (7,863,136)             7,745             (19,336)
                                                      ==========          =========           =========


The Chilean statutory first category (corporate) income tax rate was 15.0% for 2000 and 2001 and 16.0% for 2002. Enacted income tax rates are scheduled to be 16.5% and 17.0% for the taxation years ended December 31, 2003 and 2004, respectively.



       d) Fair value

          The following represent the company's required disclosures regarding the fair value of financial instruments as of December 31, 2001 and 2002.


          Cash and time deposits

          Cash and time deposits are stated at carrying amounts, which are equivalent to fair value.


          Other cash equivalents

          Other cash equivalents consist primarily of mutual funds, which are recorded at fair value.

          Repurchase Agreements

          Repurchase agreements which are certificates of deposit held with a bank that are purchased at a discount and mature typically less than 30 days, are recorded at cost, plus accrued interest. Due to their short-term nature, this approximates fair value.

          Bank Borrowings

          Bank borrowings are stated at carrying amounts, which approximate fair values as the most significant bank borrowings have variable interest rates based on the market rate of interest (TAB).

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


       e) Statement of cash flows

          The Company maintains certain bank accounts in U.S. dollars. The effects of exchange rate differences between these foreign currencies and the Chilean pesos on the consolidated financial statements in 2000, 2001 and 2002 was a loss of Th.Ch.$53,404, a gain of Th.Ch$161,879 and a loss of Th.Ch.$288,318, respectively.

          Under U.S. GAAP, cash equivalents are generally defined as highly liquid investments with a maturity of less than three months from the date of purchase, rather than the policy the Company follows under Chilean GAAP of less than three months from the date of the close of the financial statements. As of December 31, 2000, 2001 and 2002, there is no difference between U.S. GAAP and Chilean GAAP regarding the classification of cash equivalents.

       f) Investment securities

          As of December 31, 2001 and 2002, the balances of available-for-sale securities were immaterial.

          In calculating realized gains and losses, the cost of available-for-sale securities sold is determined on a specific identification basis.

          The Company's investment of 19.9% in Melbourne International Communications Ltd. is recorded under the equity method as management believes it has significant influence over the operational and financial policies of the entity.

       g) Lease commitments

          The Company leases certain property under long-term non-cancelable leases, which are accounted for as capital leases. The related future minimum lease payments as of December 31, 2002 were as follows:

                                                                      Th.Ch.$

          2003                                                       4,615,784
          2004                                                       3,897,245
          2005                                                       1,304,805
          2006                                                         766,517
          2007                                                         756,118
          Thereafter                                                 8,311,717
                                                                    ----------
          Total future minimum capital lease payments               19,652,186
          Interest                                                  (8,080,160)
                                                                    ----------
          Present value of net minimum capital lease payments       11,572,026
                                                                    ==========
          Current portion                                            3,545,949
          Long-term portion                                          8,026,077

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


       h) Reclassification differences between Chilean GAAP and U.S. GAAP

          Under Chilean GAAP, the following income and expenses arising during 2000, 2001 and 2002 are classified as non-operating income and expenses, whereas under U.S. GAAP they would be classified as operating income and expenses:



                                                                2000                 2001               2002
                                                             ----------           ----------          ---------
                                                               Th.Ch.$              Th.Ch.$             Th.Ch.$

       Reversal of provisions                                         -              357,491                  -
       Other                                                     13,069              351,523            585,025
                                                             ----------           ----------          ---------
                                                                 13,069              709,014            585,025
                                                             ==========           ==========          =========
       Non-operating expenses per Chilean GAAP:
       Severance indemnities                                    748,434              953,442             58,673
       Amortization of goodwill                                 508,314               13,511                  -
       Project studies                                                -                    -          1,384,964
       Real state restructuring costs                                 -                    -            322,023
       Goodwill written-off                                   2,918,072                    -                  -
       Projects written-off                                   1,106,991              174,920                  -
       Property, plant and equipment written-off
          due to impaired projects                            3,032,273            5,221,141            367,336
       Write-off of obsolete property, plant and equipment            -           11,339,062                  -
       Early termination of agreements with suppliers                 -            2,111,464                  -
       Expenses in the precautionary judicial agreement               -              739,245            646,970
       Closure of foreign subsidiaries                        1,840,677              127,205                  -
       Receivables from related parties written-off             661,372            4,469,058            457,489
       Other                                                    551,169              294,731            217,051
                                                             ----------           ----------          ---------
                                                             11,367,302           25,443,779          3,454,506
                                                             ==========           ==========          =========

          (1) See Note 24 1. j) for further discussion of the U.S. GAAP classification.

          The Company recorded their sublease income as outlined in Note 19 in net sales. For U.S. GAAP purposes this would be recorded as a reduction in cost of sales; however, this reclassification has no effect on the Company's net loss.

       i) Reclassification of long-term debt

          As discussed in Note 1, the Company was also in default of financial covenants as of December 31, 2001 related to the same long-term debt, but this default was remedied due to the debt restructuring and capitalization outlined in Note 1. As such, no additional reclassification is required for U.S. GAAP as of December 31, 2001.

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


       j) Advertising Costs

          The Company expenses advertising costs when the related advertising has been published or aired. Advertising expense for the years ended December 31, 2000, 2001 and 2002, amounted to Th.Ch.$647,456,
          Th.Ch.$1,200,492 and Th.Ch$1,282,369, respectively.

          The portion of advertising contracted but not yet used is presented within prepaid expenses and disclosed in Note 7.

       k) Segment reporting

          The Company presents segment information in accordance with SFAS No. 131, Disclosures About Segment of an Enterprise and Related Information ("SFAS 131"). SFAS 131 is based on the management approach, which considers the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. SFAS 131 also requires disclosures about products and services, geographic areas, and major customers.

          For the Company's internal reporting purposes, segment information is reported on a company-by-company basis. The services provided by each segment are as follows:


          o Chilesat S.A. is a provider of public international long distance, domestic long distance and private long distance services.


          o Chilesat Servicios Empresariales S.A., provides corporate customers with telecommunications services such as private long distance networks for large volume customers, digital leased lines, switched data transmission and telex, and video and audio satellite links for broadcasting corporations.


          o Texcom S.A. provides businesses with telecommunications services similar to that of Chilesat Servicios Empresariales S.A., but in countries outside of Chile.

          o The companies included in the "All Others" column areas as follows: Chilesat Corp S.A., Telex Chile Overseas Ltd., Landana Properties Inc., Gestion Integral de Clientes S.A., and Inversiones Proventus S.A.

          The Company evaluates performance of its segments and allocates resources to them based on sales by business line and net results. The accounting policies of the segments are the same as those described in Note 2.

                     CHILESAT CORP S.A. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


The table below presents information about net loss and segment assets used by the chief operating decision maker of the Company as of and for the year ended December 31, 2002:


                                                               Chilesat Servicios
                                              Chilesat S.A.    Empresariales S.A.   Texcom S.A.      All Others
                                              -------------    ------------------   -----------      ----------
                                                 Th.Ch.$            Th.Ch.$           Th.Ch.$          Th.Ch.$

Net sales:
Public Long distance Service
    International long distance                   6,740,907                  -                  -                 -
    Domestic long distance                       16,074,810                  -                  -                 -
    Correspondents                                4,901,650                  -                  -                 -
    Other income                                  5,330,672                  -                  -                 -
Related Business Service
    Domestic networks                                     -          5,160,730                  -                 -
    Correspondents                                        -             67,839                  -                 -
    Telex services                                        -             19,852                  -                 -
    Texcom S.A.                                           -                  -          5,276,634                 -
    Telsys S.A.                                           -                  -                  -           220,636
    Intersegment sales                            1,784,230             79,790            133,070         2,313,566
                                                 ----------         ----------         ----------       -----------
    Net sales                                    34,832,269          5,238,211          5,409,704         2,534,202
                                                 ==========         ==========         ==========       ===========
    Segment net loss                             (6,249,133)        (1,190,155)        (2,936,369)      (14,346,784)

Specified items included in segment net
 loss for the year ended December 31, 2002:
    Interest income                                 609,445          1,339,134              4,689         2,142,497
    Interest expense                             (5,079,189)           (74,334)           (62,897)       (1,809,838)
    Depreciation and amortization expense
     of property, plant and equipment            (9,831,260)        (1,914,340)          (369,190)         (195,338)
    Goodwill amortization expense                         -                  -             (7,399)          (17,808)
    Income tax benefit (expense)                    (10,572)            (2,356)                 -            (6,408)
    Losses on equity method investments            (619,595)                 -           (313,818)      (10,581,006)
    Write-off of impaired property, plant
     and equipment                                                           -           (367,336)                -

Specified items related to segment assets as
 of December 31, 2002:
    Total assets                                 81,324,071         26,504,226          4,715,741        97,068,466
    Property, plant and equipment                60,684,350          6,304,302          2,094,547         1,546,876
    Investment in related companies              12,920,818                  -                  -        20,210,470
    Total capital expenditures                    5,892,528          1,790,931            682,957             9,011
    Goodwill                                              -                  -              7,386           452,261



                                            Total Segments      Eliminations        Consolidated
                                            --------------      ------------        ------------
                                                Th.Ch.$             Th.Ch.$             Th.Ch.$

Net sales:
Public Long distance Service
    International long distance                   6,740,907                  -          6,740,907
    Domestic long distance                       16,074,810                  -         16,074,810
    Correspondents                                4,901,650                  -          4,901,650
    Other income                                  5,330,672                  -          5,330,672
Related Business Service
    Domestic networks                             5,160,730                  -          5,160,730
    Correspondents                                   67,839                  -             67,839
    Telex services                                   19,852                  -             19,852
    Texcom S.A.                                   5,276,634                  -          5,276,634
    Telsys S.A.                                     220,636                  -            220,636
    Intersegment sales                            4,310,656         (4,310,656)                 -
                                                -----------         ----------        -----------
    Net sales                                    48,104,386         (4,310,656)        43,793,730
                                                ===========         ==========        ===========
    Segment net loss                            (24,722,441)        11,201,345        (13,521,096)

Specified items included in segment net
 loss for the year ended December 31, 2002:
    Interest income                               4,095,765         (3,418,184)           677,581
    Interest expense                             (7,026,258)         3,418,184          3,608,074)
    Depreciation and amortization expense
     of property, plant and equipment           (12,310,128)                 -        (12,310,128)
    Goodwill amortization expense                   (25,207)                 -            (25,207)
    Income tax benefit (expense)                    (19,336)                 -            (19,336)
    Losses on equity method investments         (11,514,419)        11,200,601           (313,818)
    Write-off of impaired property, plant
     and equipment                                        -                  -           (367,336)

Specified items related to segment assets as
 of December 31, 2002:
    Total assets                                209,612,504       (126,115,558)        83,496,946
    Property, plant and equipment                70,630,075                  -         70,630,075
    Investment in related companies              33,131,288        (33,131,288)                 -
    Total capital expenditures                    8,375,427                  -          8,375,427
    Goodwill                                        459,647                  -            459,647


                     CHILESAT CORP S.A. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)



The table below presents information about net loss and segment assets used by the chief operating decision maker of the Company as of and for the year ended December 31, 2001:

                                                              Chilesat Servicios
                                              Chilesat S.A.    Empresariales S.A.   Texcom S.A.       All Others
                                              -------------   ------------------    -----------       ----------
                                                 Th.Ch.$          Th.Ch.$             Th.Ch.$           Th.Ch.$

Net sales:
Public Long distance Service
    International long distance                   8,267,408                  -                  -                 -
    Domestic long distance                       17,101,296                  -                  -                 -
    Correspondents                                2,629,851                  -                  -                 -
    Other income                                  6,096,557                  -                  -                 -
Related Business Services
    Domestic networks                                     -          5,023,579                  -                 -
    Correspondents                                        -            100,002                  -                 -
    Telex Services                                        -             42,355                  -                 -
    Texcom S.A.                                           -                  -         11,284,060                 -
    Telsys S.A.                                           -                  -                  -           124,038

    Intersegment sales                            1,110,702             (9,900)           360,063         1,851,050
                                                -----------         ----------         ----------       -----------
    Net sales                                    35,205,814          5,156,036         11,644,123         1,975,088
                                                ===========         ==========         ==========       ===========
      Segment net loss                          (34,903,803)        (3,873,741)        (7,123,433)      (53,544,516)

Specified items included in segment
  net loss for the year ended
  December 31, 2001:
    Interest income                                 814,455          1,353,667            161,084            51,764
    Interest expense                             (7,234,898)           (76,348)        (1,380,085)       (3,303,535)
    Depreciation and amortization expense
     of property, plant and equipment            (9,813,793)        (1,861,661)        (2,193,912)         (138,769)
    Amortization expense                                  -             (6,944)            (6,567)                -
    Income tax benefit (expense)                   (361,605)           (46,915)            29,768          (192,006)
    Losses on equity method investments          (2,016,670)                 -           (182,843)      (47,524,139)
    Write-off of impaired property,
      plant and equipment                        (5,244,634)           (57,392)           (94,035)                -
    Write-off of obsolete property,
      plant and equipment                        (8,622,057)        (2,593,443)                 -         (123,562)

Specified items related to segment
  assets as of December 31, 2001:
    Total assets                                103,899,766         29,029,928         14,542,236        46,242,851
    Property, plant and equipment                71,237,257          6,829,017         12,228,481           599,573
    Investment in related companies              13,547,144                 67                  -        27,664,428
    Total capital expenditures                    4,193,463            812,265            607,447             6,958
    Goodwill                                              -                  -             13,876           126,687


                                                Total Segments      Eliminations        Consolidated
                                                --------------      ------------        ------------
                                                  Th.Ch.$             Th.Ch.$             Th.Ch.$

Net sales:
Public Long distance Service
    International long distance                    8,267,408                 -            8,267,408
    Domestic long distance                        17,101,296                 -           17,101,296
    Correspondents                                 2,629,851                 -            2,629,851
    Other income                                   6,096,557                 -            6,096,557
Related Business Services
    Domestic networks                              5,023,579                 -            5,023,579
    Correspondents                                   100,002                 -              100,002
    Telex Services                                    42,355                 -               42,355
    Texcom S.A.                                   11,284,060                 -           11,284,060
    Telsys S.A.                                      124,038                 -              124,038

    Intersegment sales                             3,311,915        (3,311,915)                   -
                                                ------------        ----------           ----------
    Net sales                                     53,981,061        (3,311,915)          50,669,146
                                                ===========         ==========         ============
      Segment net loss                          (99,445,494)        47,842,724          (51,602,770)

Specified items included in segment
  net loss for the year ended
  December 31, 2001:
    Interest income                                2,380,970        (1,617,131)              763,839
    Interest expense                             (11,994,866)        1,617,131           (10,377,735)
    Depreciation and amortization expense
     of property, plant and equipment            (14,008,135)                -           (14,008,135)
    Amortization expense                             (13,511)                -               (13,511)
    Income tax benefit (expense)                    (570,758)                -              (570,758)
    Losses on equity method investments          (49,723,652)       49,540,809              (182,843)
    Write-off of impaired property,
      plant and equipment                         (5,396,061)                -            (5,396,061)
    Write-off of obsolete property,
      plant and equipment                        (11,339,062)                -           (11,339,062)

Specified items related to segment
  assets as of December 31, 2001:
    Total assets                                 193,714,781       (87,315,576)          106,399,205
    Property, plant and equipment                 90,894,329                 -            90,894,328
    Investment in related companies               41,211,639       (41,204,915)                6,724
    Total capital expenditures                     5,620,132                 -             5,620,132
    Goodwill                                         140,563                 -               140,563


                      CHILESAT CORP S.A. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


The table below presents information about net loss and segment assets used by the chief operating decision maker of the Company as of and for the year ended December 31, 2000:




                                                              Chilesat Servicios
                                               Chilesat S.A.  Empresariales S.A.     Texcom S.A.       All Others
                                               -------------  ------------------     -----------       ----------
                                                  Th.Ch.$        Th.Ch.$               Th.Ch.$         Th.Ch.$


Net sales:
Public Long distance Service
    International long distance                   8,117,511                  -                  -                 -
    Domestic long distance                       18,867,486                  -                  -                 -
    Correspondents                                9,601,472                  -                  -                 -
    Other income                                  5,002,172                  -                  -                 -
Related Business Services
    Domestic networks                                     -          4,974,599                  -                 -
    Correspondents                                        -            118,342                  -                 -
    Telex Services                                        -             86,138                  -                 -
    Texcom S.A.                                           -                  -         13,753,561                 -
    Chilesat Telefonia Personal                           -                  -                  -           105,682
    Intersegment sales                            2,438,738           (16,966)            304,193         2,562,497
                                                 ----------          ---------         ----------        ----------
    Net sales                                    44,027,379          5,162,113         14,057,754         2,668,179
                                                 ==========          =========         ==========       ===========
    Segment net loss                             (6,282,394)        (1,369,021)        (7,708,811)      (21,996,740)

Specified items included in segment net
  loss for the year ended December 31,
  2000:
    Interest income                                 950,491          1,756,472            233,630           219,129
    Interest expense                             (7,019,348)           (69,208)        (1,389,205)       (3,678,862)
    Depreciation and amortization expense
     of property, plant and equipment            (7,360,457)        (2,026,483)        (2,307,618)         (485,553)
    Goodwill amortization expense                         -                  -           (357,437)         (150,877)
    Income tax benefit (expense)                    193,167             44,656            (88,925)          187,266
    Earnings on equity method investments                 -                  -             16,013            52,522
    Losses on equity method investments            (691,415)                (1)                 -       (15,955,517)
    Write-off of impaired property, plant
      and equipment                              (1,290,733)          (386,399)                 -                 -
    Write-off of impaired projects                        -                  -         (1,106,991)                -
    Write-off of impaired goodwill                        -                  -         (2,261,986)       (2,131,690)

Specified items related to segment
    assets as of December 31, 2000:
    Total assets                                143,162,962         32,766,706         17,764,742        99,651,102
    Property, plant and equipment                85,973,303         10,485,289         13,658,894           852,306
    Investment in related companies              15,567,106                100                  -        72,935,281
    Total capital expenditures                    3,568,248            753,512            382,566           371,685
    Goodwill                                              -                  -             18,806           133,436


**
                                                 Total Segments     Eliminations       Consolidated
                                                 --------------     ------------       ------------
                                                     Th.Ch.$           Th.Ch.$            Th.Ch.$

Net sales:
Public Long distance Service
    International long distance                   8,117,511                  -            8,117,511
    Domestic long distance                       18,867,486                  -           18,867,486
    Correspondents                                9,601,472                  -            9,601,472
    Other income                                  5,002,172                  -            5,002,172
Related Business Services
    Domestic networks                             4,974,599                  -            4,974,599
    Correspondents                                  118,342                  -              118,342
    Telex Services                                   86,138                  -               86,138
    Texcom S.A.                                  13,753,561                  -           13,753,561
    Chilesat Telefonia Personal                     105,682                  -              105,682
    Intersegment sales                            5,288,462         (5,288,462)                   -
                                                -----------        -----------            ---------
    Net sales                                    65,915,425         (5,288,462)           60,626,963
                                                ===========        ===========            ==========
    Segment net loss                            (37,356,966)        13,670,250           (23,686,716)

Specified items included in segment net
  loss for the year ended December 31,
  2000:
    Interest income                               3,159,722         (2,104,468)            1,055,254
    Interest expense                            (12,156,623)         2,104,468           (10,052,155)
    Depreciation and amortization expense
     of property, plant and equipment           (12,180,111)                 -           (12,180,111)
    Goodwill amortization expense                  (508,314)                 -              (508,314)
    Income tax benefit (expense)                    336,164                  -               336,164
    Earnings on equity method investments            68,535            (52,522)               16,013
    Losses on equity method investments         (16,646,933)        16,668,366                21,433
    Write-off of impaired property, plant
      and equipment                              (1,677,132)                 -            (1,677,132)
    Write-off of impaired projects               (1,106,991)                 -            (1,106,991)
    Write-off of impaired goodwill               (4,393,676)                 -            (4,393,676)

Specified items related to segment
    assets as of December 31, 2000:
    Total assets                                293,345,512       (149,416,225)          143,929,287
    Property, plant and equipment               110,969,792                  -           110,969,792
    Investment in related companies              88,502,487        (88,492,452)               10,035
    Total capital expenditures                    5,076,011                  -             5,076,011
    Goodwill                                        152,242                  -               152,242


                      CHILESAT CORP S.A. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


A geographical summary of the Company's sales to unaffiliated customers by geography under Chilean GAAP is as follows:


                                          For the years ended December 31,
                                     ------------------------------------------
                                         2000          2001            2002
                                     ----------     ----------      ----------
                                       Th.Ch.$       Th.Ch.$         Th.Ch.$

Sales to unaffiliated customers
Chile                                 46,873,403     39,385,084      38,517,096
Colombia                               3,772,274      2,862,784               -
United States                          8,510,288      6,350,937       3,800,269
Others                                 1,470,998      2,070,341       1,476,365
                                      ----------     ----------      ----------
    Total net sales                   60,626,963     50,669,146      43,793,730
                                      ==========     ==========      ==========


l) Allowance for doubtful accounts

   The following is a rollforward of the changes to the allowance for doubtful accounts:



                                          Balance at    Price-level  Charged to                    Balance at
                                          beginning     Restatement  costs and                        end
Description                                of year          (1)       expenses       Write-offs     of year
                                         -----------   ------------ ------------    -----------   ------------
                                           Th.Ch.$       Th.Ch.$       Th.Ch.$        Th.Ch.$        Th.Ch.$

Year ended December 31, 2000

Deducted from asset accounts:

   Allowance for doubtful accounts         29,443,121    (1,321,707)     5,249,352   (25,682,770)   7,687,996

Year ended December 31, 2001

Deducted from asset accounts:

   Allowance for doubtful accounts          7,687,996      (231,162)     2,666,018    (5,156,427)   4,966,425

Year ended December 31, 2002

Deducted from asset accounts:

   Allowance for doubtful accounts          4,966,425      (144,654)     2,109,800      (353,519)   6,578,052


(1) Reflects the effect of price-level restatement for comparative purposes on the allowance for doubtful accounts at the beginning of each period, adjusted to constant Chilean pesos of December 31, 2002.

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


       Recent Accounting Pronouncements

          In June 2002, the FASB issued Statement No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. A fundamental conclusion is that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. Therefore, this Statement eliminates the definition and requirements for recognition of exit costs in Issue 94-3. This Statement also establishes that fair value is the objective for initial measurement of the liability. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, early application encouraged. The Company is evaluating the impact that this statement may have on its future Consolidated Financial Statements.

          In November, 2002, the FASB issued the Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others." The Interpretation expands on the accounting guidance of Statements No. 5, 57, and 107 and incorporates without change the provisions of FASB Interpretation No. 34, which is being superseded. The Interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. This guidance does not apply to certain guarantee contracts, such as those issued by insurance companies or for a lessee's residual value guarantee embedded in a capital lease. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations would not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002, regardless of the guarantor's fiscal year-end. The disclosure requirements in the Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company is evaluating the impact FIN 45 may have on its future Consolidated Financial Statements.

          In January, 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities". Many variable interest entities have commonly been referred to as special-purpose entities or off-balance sheet structures, but the guidance applies to a larger population of entities. Consolidation by a primary beneficiary of the assets, liabilities and results of activities of variable interest entities will provide more complete information about the resources, obligations, risks and opportunities of the consolidated company. To further assist financial statement users in assessing a company's risks, the Interpretation also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The interpretation FIN 46 will have no impact on net loss or stockholders' equity.

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)


Note 25 - Subsequent Events

On February 7, 2003, Chilesat Corp S.A. opened a line of credit in UF for the equivalent Th.US$15,000 using the shares owned by Chilesat Corp S.A. in Chilesat S.A. and the Intermediate Services concessions of Chilesat S.A. as a guarantee.

On March 28, 2003, the Board of Directors of the Company, agreed to discontinue their operations in the United States, which had been operated through their subsidiary Nacs Communications Corporation (Texcom USA) in Miami, Florida. This decision was made in order to focus the Company's resources in developing their principal operations. Negative trends in the market in which an additional loss Th.Ch.$650,000 in the first fiscal semester of 2003. Subsequently on May 1, 2003, the Company voluntarily opted to file for bankruptcy under Chapter 7 of United States Bankruptcy Code.

On June 10, 2003, we were notified that a suit had been initiated against Chilesat S.A., AT&T Corp. And Globus S.A. in New York State Court. The plaintiff in that suit is the Ministry of Post and Communications of Cambodia, which is seeking to recover the sum of US$8.0 million, plus interest and legal fees, for the alleged failure to pay settlement rates for undeclared telecommunications traffic terminated in Cambodia. Chilesat S.A. has not responded to this complaint but disavows any responsibility.