Form 20-F
period 2003-12-31
CHILESAT CORP SA
filed 2004-06-30
CIK 930242

===============================================================================



                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                ---------------
                                   FORM 20-F
(Mark One)

/ / REGISTERED STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                      OR

/X/ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

                                      OR

/ / TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

                            Rinconada El Salto 202
                             Comuna de Huechuraba
                                Santiago, Chile
                                (56-2) 582-5786
                   (Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

                                                Name of each exchange on which
       Title of each class                              registered
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

                                |X| Yes [ ] No

     Indicate by check mark which financial statement item the registrant has
elected to follow.        [ ] Item 17 |X| Item 18

===============================================================================

                              CHILESAT CORP S.A.

                         INDEX TO REPORT ON FORM 20-F

                               Table of Contents

                                                                           Page
                                                                           ----

Introduction.................................................................1

Presentation of Financial and Certain other Information......................2

PART I.......................................................................3
Item 1.     Identity of Directors, Senior Management and Advisors............3
Item 2.     Offer Statistics and Advisors....................................3
Item 3.     Key Information..................................................3
Item 4.     Information on Our Company......................................12
Item 5.     Operating and Financial Review and Prospects....................30
Item 6.     Directors, Senior Management and Employees......................45
Item 7.     Major Shareholders and Related Party Transactions...............48
Item 8.     Financial Information...........................................51
Item 9.     The Offer and the Listing.......................................52
Item 10.    Additional Information..........................................55
Item 11.    Quantitative and Qualitative Disclosures About Market Risk......75
Item 12.    Description of Securities other than Equity Securities..........77

PART II.....................................................................77
Item 13.    Defaults, Dividend Arrearages and Delinquencies.................77
Item 14.    Material Modifications to the Rights of Security Holders
              and Use of Proceeds...........................................77
Item 15.    Controls and Procedures.........................................78
Item 16.    [Reserved]......................................................78
Item 16A.   Audit Committee Financial Expert................................78
Item 16B.   Code of Ethics..................................................78
Item 16C.   Principal Accountant Fees and Services..........................78
Item 16D.   Exemptions from the Listing Standards for Audit Committees......79
Item 16E.   Purchases of Equity Securities by the Issuer and
              Affiliated Purchasers.........................................79

PART III....................................................................79
Item 17.    Financial Statements............................................79
Item 18.    Financial Statements............................................79
Item 19.    Exhibits........................................................80


Signatures.................................................................S-1

                                 INTRODUCTION

          Chilesat Corp S.A. is a corporation organized under the laws of Chile. On June 3, 2004, the New York Stock Exchange suspended trading in our American Depositary Shares, or ADSs, and on June 18, 2004 we applied to delist our ADSs with the New York Stock Exchange, effective June 30, 2004. Our ADSs were previously listed under the symbol "CSA". We completed an initial public offering of ADSs in the United States in October 1994. Our principal executive offices are located at Rinconada El Salto No. 202, Comuna de Huechuraba, Santiago, Chile, our telephone number is 011-562-582-5786, and our website is www.chilesat.cl.

Special Note Regarding Forward-Looking Statements

         This annual report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements appear throughout this annual report, including, without limitation, under Item 3--"Key Information -- Risk Factors," Item 4 -- "Information on the Company" and Item 5 -- "Operating and Financial Review and Prospects". These forward-looking statements relate to, among other things:

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

            PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

         Unless otherwise specified, references herein to "dollars," "U.S. dollars" or "US$" are to United States dollars; references to "pesos," "Chilean pesos" or "Ch$" are to Chilean pesos; references to "UF" are to Unidades de Fomento, a daily indexed Chilean peso denominated monetary unit that takes into account the effect of the Chilean inflation rate of the previous month. Certain amounts contained herein may not total due to rounding. Unless otherwise specified, our financial data is presented herein in constant Chilean pesos as of December 31, 2003 purchasing power. Unless otherwise indicated, the U.S. dollar equivalent information for information in Chilean pesos is based on the Dolar Observado (the "observed exchange rate") reported by the Banco Central de Chile (the "Central Bank of Chile" or "Central Bank") for December 31, 2003, which was Ch$593.80 to each US$1.00. See Notes to the Financial Statements. Please note that the observed exchange rate for May 2, 2004 was Ch$557.73 to each US$1.00.

                                    PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         Not Applicable.

ITEM 2. OFFER STATISTICS AND ADVISORS

         Not Applicable.

ITEM 3. KEY INFORMATION

         The following selected consolidated financial and statistical data is derived from our audited consolidated financial statements at and for the years ended December 31, 1999, 2000, 2001, 2002 and 2003. Ernst & Young (Chile) Ltda. was our independent accountant for the years ended December 31, 2001, 2002 and 2003.

         This information should be read in conjunction with, and is qualified in its entirety by reference to our consolidated financial statements, including the notes thereto, included elsewhere in this Form 20-F.

         Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in Chile, commonly referred to as Chilean GAAP, which differ in certain significant respects from generally accepted accounting principles in the United States, commonly referred to as U.S. GAAP. See the notes to our consolidated financial statements for a description of the principal differences between Chilean GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of our net income and shareholders' equity (deficit). The table below contains financial information at and for the years ended December 31, 1999, 2000, 2001, 2002 and 2003, which is restated in constant Chilean pesos at December 31, 2003. Chilean peso amounts at and for the most recent period have been translated into U.S. dollars at the rate of Ch$593.80 to US$1.00, the observed exchange rate on December 31, 2003.

Recent Developments

          On April 28, 2004 Telefonos de Mexico, acting directly through Telmex Chile Holding S.A., ("Telmex"), agreed to purchase from our controlling shareholders, Redes Opticas S.A., a corporation organized under the laws of Chile ("Redes"), and Redes Opticas (Cayman), an exempted company incorporated under the laws of the Cayman Islands ("Redes Cayman"), 40% of our total outstanding shares. On May 4, 2004, Telmex launched a public tender offer in Chile for the remaining 60% of our outstanding shares, including shares underlying our American Depositary Shares ("ADSs"), listed on the New York Stock Exchange. This public tender offer closed on June 3, 2004; 278,451,980 shares were tendered, resulting in Telmex owning 466,327,174 shares or 99.28% of our outstanding common shares. Telmex is our new controlling shareholder. On June 3, 2004, the New York Stock Exchange suspended trading in our ADSs and on June 18, 2004 we applied to delist our ADSs with the New York Stock Exchange, effective June 30, 2004.

                     Selected Financial and Operating Data

                                                       At and for the year ended December 31,
                          --------------------------------------------------------------------------------------------------
                                 1999             2000            2001            2002             2003          2003 (8)
                          --------------------------------------------------------------------------------------------------
                             (in millions of constant Chilean pesos at         (U.S. dollar translation - in millions)
                                         December 31, 2003)
Income Statement Data:
Chilean GAAP:
Net sales.............       Ch$ 73,300      Ch$ 61,233       Ch$ 51,176      Ch$ 44,232          43,267            72.9
Operating loss (1)....          (18,559)         (1,824)          (9,293)         (8,985)         (7,917)          (13.3)
Non-operating
  results (2).........           (1,279)        (22,836)         (42,548)         (4,852)         (2,066)           (3.5)
Income tax............             (152)            340             (576)            (19)            (17)              -
Net loss..............          (19,879)        (23,924)         (52,119)        (13,656)         (9,698)          (16.3)
Net loss per share(3).             (142)           (105)            (229)            (29)         (20,67)           (0.03)
Net loss per
  ADS (3)(4)..........           (1,426)         (1,049)          (2,287)              0               0
Dividends per
  share (3)(5)........                -               -                -               0               -               -
Dividends per
  ADS (3)(4)(5).......                -               -                -               0               -               -

U.S. GAAP:
Net sales.............       Ch$ 73,300      Ch$ 61,437       Ch$ 51,435      Ch$ 44,600          43,613            73.08
Operating loss........          (19,234)         (1,620)          (9,034)        (11,515)        (22,869)          (38.32)
Non-operating
  results (2) ........           17,217         (19,771)         (42,720)         (5,016)         14,683            24.60
Income tax............            7,545          (7,943)               8             (19)             98             0.16
Net loss from
  continuing
  operations........            (28,906)        (26,549)         (46,122)        (11,191)         (7,977)          (13.37)
Net loss from
  discontinued
  operations..........           (2,899)        (2.386%)          (5,946)         (5,159)         (2,671)           (4.48)
Gain on sale of
  discontinued
  operations..........           21,386)              -                -               -
Net loss..............          (10,418)        (28,935)         (52,072)        (16,350)        (10,648)          (17.84)
Net loss per share (3)               75            (127)            (229)            (51)         (22,70)           (0.04)
Net loss per
  ADS (3)(4)..........             (752)         (1,270)          (2,287)           (504)        (226,58)           (0.38)


Balance Sheet Data:
Chilean GAAP:
Total assets..........       Ch$174,708      Ch$145,368       Ch$107,463      Ch$ 84,332          80,137           135.0
Short-term liabilities           24,604          61,640          109,689          22,669          22,557            38.0
Long-term liabilities.           96,776          55,249           21,935          13,808          21,751            36.6
Net assets............           53,329          28,479          (24,161)         47,855          35,829            60.3
Shareholders' equity
  (deficit)...........           46,184          22,268          (29,856)         39,776          30,686            51.7

U.S. GAAP:
Total assets..........       Ch$177,627      Ch$144,864       Ch$107,542      Ch$ 82,096          80,193           134.4
Short-term liabilities           24,604          61,640          109,689          22,670          25,958            43.5
Long-term liabilities.          134,175          61,788           29,003          18,691          21,751            36.4
Net assets............           18,849          21,436          (31,203)         40,734          32,484            54.4
Shareholders' equity
  (deficit)...........           44,161          14,810          (36,846)         35,403          25,363            42.5

Selected Statistical
  Information:

Chilean GAAP
Operating Data:
Gross margin (6)......              37.9%           32.8%            21.4%           23.7%           24.2%          24.2%
Operating margin (6)..             (25.3%)          (3.0%)          (18.2%)         (20.3%)         (18.3%)        (18.3%)
Net margin (6)........             (27.1%)         (39.1%)         (101.8%)         (31.3%)         (22.4%)        (22.4%)
Capital expenditures..        Ch$  6,771      Ch$  5,151       Ch$  5,676      Ch$  8,459      Ch$ 12,505      Ch$  21.1
Operating income......        Ch$(18,559)     Ch$ (1,824)      Ch$ (9,293)     Ch$ (8,985)     Ch$ (7,917)     Ch$ (13.3)
Depreciation..........        Ch$ 10,145      Ch$ 12,303       Ch$ 14,147      Ch$ 12,433      Ch$ 11,313      Ch$  19.1
Employees (7).........             1,177             799              563             843             758            758


                                                       At and for the year ended December 31,
                          --------------------------------------------------------------------------------------------------
                                 1999             2000            2001            2002             2003          2003 (8)
                          --------------------------------------------------------------------------------------------------
                             (in millions of constant Chilean pesos at         (U.S. dollar translation - in millions)
                                         December 31, 2003)
Chilean GAAP
Financial Ratios:
Long-term
  liabilities/ Total
  assets..............          55.4%           37.2%            20.4%           16.4%           27.1%           271%
Current
  assets/Current
  liabilities.........           1.1x            0.5x             0.1x            0.5x            0.6x           0.6x


--------------------

(1) Operating loss for 2001, 2002 and 2003 includes a charge to income of Ch$1,914 million, Ch$1,823 million and Ch$1,219 (US$2.05 million), respectively, resulting from allowances for doubtful receivables and unbilled services.
(2)  This item includes price-level restatement.
(3) Net loss and dividends per share have been computed on the basis of the weighted average number of shares outstanding (adjusted for the 1-for-10 reverse stock split effective as of August 29, 2002) during such period. As a result of a capital increase effected in April and May 2002, at May 30, 2002, we had 4,691,058,511 Class A and Class B shares outstanding, representing a 95.1% increase, as compared to prior to such capital increase. If adjusted for our capital increase, our losses per share would have been substantially lower in prior periods.
(4) Until May 8, 2000, each ADS represented two shares. Since May 8, 2000, each ADS has represented ten shares. Net income (loss) per ADS has been restated for prior periods to reflect this change in ratio.
(5)  Dividend amounts represent amounts paid during each period indicated. See
     Item 10. "Additional Information - Dividend Policy and Dividends."
(6)  Shown as a percentage of net sales.
(7) For the years 1999, 2000, 2001, 2002 and 2003, the figures include all employees from Chilesat Corp, Chilesat, Chilesat Business Services, Telsys, Gestion Integral de Clientes and Texcom.
(8)  US$1.00 = Ch$593.80, the observed exchange rate at December 31, 2003.

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


                                        Low (1)       High (1)     Average (2)    Period End (3)
Year                                   Ch$Per US$    Ch$Per US$     Ch$Per US$      Ch$Per US$
------------------------------------------------------------------------------------------------
1999................................      468.7       550.9          508.8            530.1
2000................................      501.0       580.4          539.5            573.7
2001................................      563.6       606.7          580.2            612.6
2002................................      641.8       756.6          688.9            718.6


                                        Low (1)       High (1)     Average (2)    Period End (3)
Year                                   Ch$Per US$    Ch$Per US$     Ch$Per US$      Ch$Per US$
------------------------------------------------------------------------------------------------

2003................................      593.1       758.2          691.4            593.8
2004 (1)............................      636.0       649.5          644.5            648.4


--------------------
Source:  Central Bank of Chile.

(1) Exchange rates are the actual high and low, on a day by day basis, for each period.
(2) The average of the exchange rates on the last day of each month during the period.
(3)  Through June 16, 2004.

         For the convenience of the reader, we translated certain Chilean peso amounts into U.S. dollars at a specified exchange rate. Unless otherwise indicated, U.S. dollar equivalent information except export figures, for information in Chilean pesos, is based on the observed exchange rate for December 31, 2003, which was Ch$593.80 per U.S. dollar. No representation is made that the Chilean peso or U.S. dollar amounts shown herein could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at any particular exchange rate or at all.

         The following table sets forth the high, low and average observed exchange rate for U.S. dollars for each month during the previous six months, as reported by the Central Bank of Chile. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.


                                                     Low (1)        High (1)      Average (2)
Year                                               Ch$per US$      Ch$per US$     Ch$per US$
---------------------------------------------------------------------------------------------
December 2003...................................     593.10         621.27          602.90
January 2004....................................     559.21         596.78          573.64
February 2004...................................     571.35         598.60          584.31
March 2004......................................     590.28         623.21          603.91
April 2004......................................     596.61         624.84          608.19
May 2004........................................     622.25         644.42          635.75


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

                                 RISK FACTORS

Risks Relating to Our Company

         We have a new controlling shareholder.

         On April 28, 2004, Telmex agreed to purchase 40% of our total outstanding shares from Redes and Redes Cayman. On May 4,
2004, Telmex initiated a public tender offer for the remaining 60% of our outstanding shares, including shares underlying our American Depositary Shares, or ADSs, listed on the New York Stock Exchange. As of June 3, 2004, upon conclusion of the tender offer, Telmex owns 99.28% of our outstanding common shares and is our new controlling shareholder. Our controlling shareholder intends to employ new management and has elected new members to our board of directors.

         The New York Stock Exchange has suspended the trading of our ADSs and we have applied for a delisting with the New York Stock Exchange.

         On June 3, 2004, the New York Stock Exchange suspended trading of our ADSs. Trading was suspended after Telmex's tender offer resulted in approximately 78% of the outstanding ADSs tendered. As a result of such suspension, ADSs have been trading on the over-the-counter market. On June 18, 2004, the Company requested a delisting from the New York Stock Exchange, effective June 30, 2004.

         We have a history of losses that is expected to continue at least into 2004.

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

         The Chilean telecommunications market is highly competitive. We currently compete with Entel S.A., Telefonica Mundo S.A. (Chile), a subsidiary of Telefonica CTC Chile S.A. (Chile) and 17 other carriers that are operating from a total of 39 existing concessions.

         Fiber optic technologies are making our satellite infrastructure commercially obsolete.

         Utilizing our fiber optic technologies to provide services is cheaper than utilizing satellite technologies. As more fiber optic cable becomes available for our use, our satellite infrastructure becomes less attractive to use from a cost standpoint, as is the case throughout the industry. As a result, we have decreased the depreciation and amortization periods of our terrestrial-based satellite assets. While we feel that the current depreciation and amortization periods of these assets reflect their useful lives, if the increased accessibility of fiber optic technology makes our terrestrial-based assets less commercially viable, such depreciation and amortization periods will require modification or an adjustment in the value of the related fixed assets. These changes, however, would not be material to the financial results of our company. For the year ended December 31, 2003, we have not incurred any charges to operating income related to asset write-downs.

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

         The Chilean government's economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could have a material adverse effect on the U.S. dollar value of our common stock and our ADSs. The Chilean peso has been subject to devaluations in the past and may be subject to fluctuations in the future. In the period from December 31, 2000 to December 31, 2003, the value of the Chilean peso relative to the U.S. dollar decreased approximately 3.5%, as compared to 20.7% in the period from December 31, 1997 to December 31, 1999. The observed exchange rate on May 31, 2004 was Ch$636.02 to US$1.00.

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

         Although Chilean inflation has been moderate in the last decade, a rise in inflation could adversely affect the Chilean economy, our company, the value of our shares and the value of the ADSs. There can be no assurance that the performance of the Chilean economy, the results of operations and the value of the ADSs will not be adversely affected by continuing or increased levels of inflation in Chile.

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

         Nevertheless, we may not be able to offer shares to U.S. holders of ADSs pursuant to preemptive rights granted to our shareholders unless a registration statement under the Securities Act is effective with respect to such rights and shares, or an exemption from the registration requirements of the Securities Act is available. At the time of any future offerings of shares, we intend to evaluate the costs and potential liabilities associated with any such registration statement, the indirect benefits to us of enabling U.S. holders of ADSs to exercise preemptive rights, and any other factors that we consider appropriate at the time, before deciding as to whether to file such registration statement. We cannot assure you that any such registration statement would be filed.

         To the extent that holders of ADSs are unable to exercise such rights because a registration statement has not been filed, the Depositary will attempt to sell such holders' preemptive rights and distribute the net proceeds of the sale (net of the Depositary's fees and expenses) to the holders of the ADSs, provided that a secondary market for such rights exists and a premium can be recognized over the cost of any such sale. A secondary market for the sale of preemptive rights can be expected to develop if the subscription price of the shares upon exercise of the rights is below the prevailing market price of the shares. In addition, Chilean income tax law provides a tax deduction to an individual resident taxpayer in an amount equal to a percentage of the individual's investment in newly issued shares. Amounts received in exchange for the sale or assignment of preemptive rights relating to shares will be taxable in Chile and the United States. If such rights cannot be sold, they will expire and holders of ADSs will not realize any value from the grant of such preemptive rights. In either case, the equity interest in our company of the holders of ADSs would be diluted proportionately. We cannot assure you that a secondary market of preemptive rights will develop in connection with any future issuance of shares or, that if such a market does develop, a premium can be realized on their sale.

         You may be unable to receive share dividends.

         Chilean law provides that we can declare a dividend in cash or in shares. When a share dividend is declared above the legal minimum (minimum must be paid in cash), we have the option to declare that the portion of the dividend above the legal minimum be paid either in shares or in cash. In the event that a share dividend is declared, U.S. holders of ADSs may not be permitted to receive such a dividend in shares unless a registration statement under the Securities Act is effective with respect to such shares, or an exemption from the registration requirements of the Securities Act is available. In the event that we shall offer or cause to be offered a dividend in shares to the U.S. holders of ADSs, or an option to elect to receive dividends in shares instead of cash, we agreed to consult with the Depositary to determine whether it is lawful and feasible to make such option available to U.S. holders of ADSs and, if such share dividend or option is to be made available to such holders, the procedures to be followed. If we determine with the Depositary that such share dividend or option cannot be offered to U.S. holders of ADSs, the Depositary will sell such shares or elect to receive cash if such option is available and allocate the proceeds of such sale, or such cash, for the account of such ADS holders. The inability of all or certain U.S. holders of ADSs to receive dividends in shares could result in such holders not maintaining their percentage ownership of our common stock following the payment of dividends in shares unless such holder makes additional market purchases of ADSs.

         You may not be able to fully exercise your withdrawal rights.

         In accordance with Chilean laws and regulations, any shareholder that votes against certain actions or does not attend the meeting at which such actions are approved may withdraw from our company and receive payment for our shares according to a prescribed formula, provided that such shareholder exercises its rights within certain prescribed time periods. Such actions triggering withdrawal rights include the approval of:

          o the transformation of our company into an entity that is not a corporation (sociedad anonima) governed by the Chilean Corporations Law No. 18.046, enacted in December 1981;

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

ITEM 4.  INFORMATION ON OUR COMPANY

         Chilesat Corp S.A. is a corporation organized under the laws of Chile. On June 3, 2004, the New York Stock Exchange suspended trading in our ADSs and on June 18, 2004 we applied to delist our ADSs with the New York Stock Exchange, effective June 30, 2004. Our ADSs were previously listed under the symbol "CSA". We completed an initial public offering of ADSs in the United States in October 1994. We also listed our common shares on the Santiago Stock Exchange and the Electronic Stock Exchange of Chile in April 1993. Our principal executive offices are located at Rinconada El Salto No. 202, Comuna de Huechuraba, Santiago, Chile, our telephone number is 011-562-582-5786, and our website is www.chilesat.cl.

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

Recent Developments

         On April 28, 2004, Telmex agreed to purchase 40% of our total outstanding shares from our controlling shareholders, Redes. and GE
Capital Corporation. On May 5, 2004, Telmex launched a public tender offer in Chile for the remaining 60% of our outstanding shares, including shares underlying our American Depositary Shares, or ADSs, listed on the New York Stock Exchange. This public tender offer closed on June 3, 2004; 278,451,980 shares were tendered, resulting in Telmex owning 466,327,174 shares or 99.284% of our outstanding common shares. Telmex is our new controlling shareholder.

         Colomsat

         On March 26, 2004, Texcom S.A. and Texcom Chile S.A. sold 100% of their shares in Colomsat S.A., our affiliate in Bogota, Colombia, as well as all the risk bonds of Colomsat S.A. held by Chilesat Corp. S.A. and its affiliates Chilesat S.A., Chilesat Servicios Empresariales S.A., Texcom S.A. and Telecommunications Investment Joint Venture (Telinvest).

         The agreed-upon price of the sale was US$396,901, plus sixty percent (60%) of the price received by the purchasers in the event that Colomsat S.A. is sold before December 31, 2004.

         Colomsat S.A. approved a restructuring agreement with its creditors in accordance with Colombian Law 550. The company is currently subject to supervision and control by a surveillance board.

         Modification of Corporate Name

         On February 10, 2003, we modified our name from Telex-Chile S.A. to Chilesat Corp S.A, to enhance our name recognition in Chile and in the other jurisdictions and markets in which we are active. Chilesat S.A. is the name of our principal operating subsidiary and the tradename under which we carry out our core business activities of long distance telephony and telecommunications business services. To facilitate recognition of the new corporate name in trading on the New York Stock Exchange, the New York Stock Exchange ticker symbol was modified from "TL" to "CSA."

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

         In 1988, Chilesat began offering long distance satellite communications services. In 1991, Chilesat received a concession permitting us to offer switched long distance services and to install the appropriate equipment. Our investment in this area enabled us to enter the market for public international telephone services in July 1992 pursuant to a contract with the principal Chilean local exchange carrier, Compania de Telefonos de Chile S.A. (today, Telefonica Compania de Telefonos de Chile S.A.).

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

         In April 2002, a consortium comprised of Redes. and GE
Capital Corporation acquired control of our company following a debt restructuring and recapitalization process. In June 2004, Telmex acquired control of our company from Redes. and Redes Cayman following a share purchase and public tender offer. Our strategy consists of increasing our market share in the corporate segment, by providing advanced communications services to large, medium and small-sized companies with significant added value for voice and data applications, and introducing local public telephony services with IP technology. We will also focus on increasing profitability of long distance services and developing value added services, for the residential segment. Likewise, the Company has decided to principally strengthen its operations in Chile, where it has the greatest competitive advantages.

         Corporate Governance in the United States

         As a company registered with the Securities and Exchange Commission, we are subject to United States securities laws including the Sarbanes-Oxley Act, passed in 2002 to restore investor confidence in the wake of several unprecedented corporate scandals and collapses. The Act's provisions are wide-ranging and include provisions affecting disclosures by public companies and corporate governance.

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

Business Strategy

         We are focusing our efforts on Chilean operations in order to maximize benefits of our competitive advantages. We are concentrating on maintaining and increasing profitability of our long-distance operations and, in turn, optimizing our network infrastructure to increase private services offered to the corporate market by our affiliate, Chilesat Servicios Empresariales.

         Our business strategy is focused on the following:

         1) Strengthening growth in the corporate market by offering integrated voice and data services, including local telephony, and maximizing the benefits of our IP network.

         2) Consolidating and increasing profitability in national and international long-distance services, improving market positioning in the corporate segment and consolidating participation in the residential segment.

         3) Promoting the development of value added services for voice applications in the long-distance network, aimed at the residential sector, with the purpose of strengthening new income sources, which allows us to offset the contraction of the national long-distance market.

         4) Maximizing the benefits of our smaller size, which provides a certain level of flexibility and versatility in responding to clients.

         5) Seeking opportunities through mergers and strategic alliances which enable us to expand services offered in the telecommunications market by utilizing the synergies of integration.

         Our extensive national network, which provides significant growth potential based on the fact that only marginal investments are needed to incorporate new clients, provides us with a comparative advantage and allows us to consider the strategy detailed above.

         Likewise, our less active presence in the corporate market provides significant growth opportunity, especially when a significant portion of our competitors' client base is supported by technologies which are less efficient than those offered by Chilesat.

Description of Operations

         We are a primary supplier of telecommunications services in Chile. We supply services to the residential and corporate markets, delivering a wide spectrum of products to each segment. The following table sets forth, for the periods indicated, the revenues attributable to each of our principal services:

                                                                  Operating Revenues

                                                                Year ended December 31,
                                     ------------------------------------------------------------------------------
                                            2001                2002                2003               2003
                                     ------------------- -------------------- ------------------ ------------------
                                    (in millions of constant Chilean pesos at December 31, 2003)  (revenues as percentages)

International Long Distance.......       Ch$   8,351         Ch$   6,808          Ch$   7,404          17.1%
Domestic Long Distance............            17,272              16,236               15,913          36.8%
Correspondents....................             2,656               4,951                6,057          14.0%
Other Income......................             6,158               5,384                5,750          13.3%
Business Services.................             5,217               5,301                6,049          14.0%
Texcom (1)........................            11,397               5,329                1,768           4.1%
Supartner (3).....................                --                  --                  286           0.6%
Telsys (2)........................               125                 222                   40           0.1%
                                         -----------         -----------          -----------       ----------
Total Revenues....................        Ch$ 51,176         Ch$  44,231          Ch$  43,267         100.0%
                                          ==========         ===========          ===========       ==========

--------------------

(1) Texcom revenues are derived from affiliated telecommunications companies outside of Chile.

(2) Telsys's revenues are derived from the provision of information services in the telecommunications area.

(3)  Supartner revenues are derived from services provided by a Call Center.

         For complete segment information, see Note 30.2K to the Financial Statements.

Network Description

         Domestic Network

         Chilean telecommunications law divides Chile into 24 "primary areas." Communications within a primary area (called "intraprimary communications") are characterized as local service. Communications from one primary area to another primary area (called "interprimary communications") constitute domestic long distance service. Communications between a primary area and locations outside of Chile are characterized as international long distance services.

         Fiber Optics. Our fiber optic network has more than 4,200 kilometers of physical cable. We have mutual support agreements in effect with the other principal operators whose networks have a different geographic layout than those put in place by our company. This provides methods whereby traffic can be redirected over other circuits in the case of an interruption in traffic over certain circuits.

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

         Switches. Our switching network consists primarily of Lucent 5ESS 2001 equipment located in the cities of Antofagasta, Santiago and Concepcion, through which there are interconnections with all of Chile's primary zones and which at the same time act as an international gateway. In addition to these centers, the company installed six circuit commutation centers (in traditional technology Time Division Multiplex, TDM) that are operating in the cities of Iquique, Antofagasta, Valparaiso, Santiago, Concepcion and Temuco. In order to offer public telephony in all of the 24 primary areas of the country, 18 centers in addition to those mentioned above were installed using Internet Protocol (IP) technology. Thus, we may offer this service throughout the country, making use of recent technologies. At the commuters system's facilities, the network uses internationally accepted signaling systems for establishing and controlling calls and centralized management. These systems are used by public, national and international centers manned by operators. The commuters' platform supports advanced service systems and also allows the Company to offer Internet service access in a commuted manner.

         Data Networks. Our data networks comprise a range of services among which both old and innovative technologies coexist. Particularly, the Company offers Telex services, data transmission through X.25 networks and Frame Relay (both technologies are based on the packaging of the information transmitted) to connect information, private voice, corporate networks and access to Internet services more efficiently using band widths available in transmission networks. During the first quarter of 2001, in order to offer broadband services, Chilesat modernized its networks by adding a new data platform with the IP/MPLS Multi-Protocol Label Switching and Virtual Private Networks technology, with Cisco equipment. This platform has been extended to increase availability, capacity and coverage throughout the country. Today, this system consists of central high-capacity nodes located in different locations in the city of Santiago, with remote junction points located in various cities. With this advanced network, we may provide clients with broadband and virtual private network services.

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

         Facilities. Chilesat Corp S.A. and its subsidiary, Chilesat S.A., operate various facilities located in the cities of Arica, Iquique, Antofagasta, Copiapo, La Serena, Coquimbo, Ovalle, Valparaiso, Vina del Mar, Talca, Concepcion, Temuco, Valdivia, Osorno, Puerto Montt, Coyhaique, and Punta Arenas.

         International Network

         Chilesat provides international services in Chile through its international teleport located in Santiago, which is equipped with satellite connections for receiving and transmitting domestic and international traffic. Transmission capacities on the space segment are provided by Intelsat satellites, all of which operate in the Atlantic region. Chilesat has one transponder with zonal coverage and a second one with hemispherical coverage. During 2002, the corresponding space segment of a hemispheric transponder was re-rented, and negotiations were initiated to replace our satellite capacity with underground fiber cables. We are a participant in the land and submarine Unisur, Americas I and Columbus II cable consortium that provides services via fiber optic networks to the United States, Europe and Latin America.

         New Licenses. As part of the development of our public phone service, our company and Chilesat Servicios Empresariales have independently obtained concessions in all 24 of the country's primary zones for public phone services using standard and/or IP technology. With these concessions, Chilesat Servicios Empresariales was able to install a public phone system. In each of the principal Chilean cities, last-mile systems, which are facilities that enable the Company to connect its business and individual customers directly to its long distance and private networks, are of utmost importance. Consequently, to improve our access facilities, wireless technology is currently being tested in the unlicensed 5.8 GHz band. Our subsidiary, Net Chile has obtained a concession to operate as a provider of intermediate services to accommodate the eventual growth in switched Internet access service. Under the multicarrier system, local telephone companies are required to provide facilities that allow long distance carriers to access the local telephone network on an equal access basis.

         On May 30, 1998, we transferred to Telefonica CTC Chile S.A. the right to use six of the 22 average strands of fiber optic cable in our principal trunk fiber optic line. The remaining strands are more than adequate to handle our highest projected capacity for the next ten years or more. Telefonica CTC Chile S.A. paid us US$9.4 million for this transaction, plus US$3.5 million for related maintenance services (both figures are in historic dollars).

         In addition, Smartcom S.A., the successor entity to Chilesat PCS (our wireless subsidiary until its disposition in 1999), holds a right of use to our trunk fiber optic line for its traffic requirements, as provided by a Right of Use and Services Agreement between Chilesat S.A. and Chilesat PCS, dated April 21, 1997. Payments to Chilesat S.A. under the agreement were made upfront by offsetting certain of Chilesat S.A.'s receivables against increases to capital by Chilesat PCS. The offset amount will be amortized to income over a period of 11 years and six months.

Public Long Distance Telephone Service

         Our main operating subsidiary, Chilesat S.A., is one of the principal providers of international long-distance, national long-distance and telephony services to companies in Chile. Chilesat's strategy is to consolidate and increase profitability in the long-distance services market, improve positioning in the corporate segment and consolidate participation in the residential segment, as well as develop value added services to reinforce new income sources. During 2003, Chilesat expanded value added services in order to increase income from its existing client base. These services include prepaid cards for fixed lines, applications for traffic exchange between fixed and mobile networks and entertainment services, among others.

         Overview of the Chilean International Long Distance Market. The most significant long-distance traffic route in terms of volume is between Chile and the United States, as it represented approximately 27% of the volume of outgoing international calls from Chile in 2003. Outgoing international calls to Argentina represented around 13%; to Peru, 7%; to the rest of Latin America, 17%; to Europe, 14%; to Canada, 2%; and to other places, 20%. The following table sets forth, for the periods indicated, the total estimated Chilean public traffic for outbound international direct-dial and operator-assisted calls:

               Total Chilean International Long Distance Market*

                               Outbound
        Year Ended              Minutes              Percentage
       December 31,          (in millions)       Increase (Decrease)
            1999                   215.1                 (10%)
            2000                   214.0                  (1%)
            2001                   230.6                   8%
            2002                   219.2                  (5%)
            2003                   216.2                  (1%)

-----------------------------
* These figures are our estimates based on publicly available figures for CTC's domestic long distance traffic and based on industry-wide figures available from the Statistics National Institute (INE) and Subsecretaria de Telecomunicaciones (Subtel), the Chilean Telecommunications Regulator.

         The average income for international long-distance traffic was US$0.27 per minute during the year 2003. Average prices for the residential and corporate segment were US$0.30 and US$0.20 per minute, respectively (exchange rate of Ch$640 to each US$1.00).

         Overview of the Chilean Domestic Long Distance Market. The following table sets forth, for the periods indicated, Chilesat's number of public domestic long distance and Internet minutes:

                 Chilesat's Public Domestic Long Distance and Internet Minutes*

                                                           Year ended December 31,
                                              --------------------------------------------------

                                                   2001             2002             2003
                                              ---------------- ---------------- ----------------
                                                          (in millions of minutes)
Public domestic long distance minutes........      528.6            454.3            424.8
Internet minutes.............................      354.7            361.8            398.1


--------------------
*  These figures are Chilesat's estimates.

         During 2003, our national long-distance traffic decreased by 6.5%, less than what was experienced by the overall market, which fell 10%, resulting in an increase in our market share. Internet traffic commuted through Chilesat increased by 10.0%.

         National long-distance use has decreased principally because of growth of mobile telephony, which users substitute for national long-distance services, and, more prepaid fixed lines, which do not have access to the multicarrier system used by Chilesat. Prepaid fixed lines have reached 7.7% of total fixed telephony.

         The following table sets forth, for the periods indicated, the per capita teledensity, the number of lines in service and the number of public domestic long distance minutes:

                                Total Chilean Domestic Long Distance Market*

  Year Ended          Teledensity (lines   Total Lines in                         Number          Percentage
 December 31,         per residents 100)       Service      Percentage Growth   of Minutes     Increase (Decrease)
---------------------------------------------------------------------------------------------------------------------
                                        (in millions except for percentages)
        1999                  19.7               3.0                2%               2,796             (6%)
        2000                  20.4               3.1                4%               2,796              0%
        2001                  22.9               3.5               14%               2,922              5%
        2002                  22.7               3.5               1.5%              2,533            (13%)
        2003                  21.7               3.4              (1.5%)             2,267            (10%)


--------------------
* These figures are our estimates based on publicly available figures for CTC's domestic long distance traffic and based on industry-wide figures available from the Statistics National Institute (INE) and Subsecretaria de Telecomunicaciones (Subtel), the Chilean Telecommunications Regulator.

         The average income of Chilesat per public national long distance minute in U.S. dollars. reached approximately US$0.07 per minute during 1998, 1999 and 2000 and decreased to US$0.06 in 2001, 2002 and 2003 (exchange rate of: Ch$640 to each US$1.00). We have maintained our rates over the last few years due to efforts made to increase profitability. Although competition remains strong, the Chilean long distance industry has demonstrated signs of increased stability due to the settlement of legal and operational disputes among competitors, mergers between certain facilities and non-facilities-based carriers, the industry-wide absence of advertising of low per minute rates and the existence of the Long Distance Carriers Association, an institution dedicated to solving the various problems of the industry.

         Correspondent Relationships. Revenues from correspondents are derived from receipts from overseas telecommunications entities for inbound international calls to Chile. We, in turn, pay these same overseas telecommunications organizations for the use of their facilities for outbound calls from Chile to their respective countries. Accounting rates, return traffic ratios and settlement procedures (including the currency in which payments are made) are agreed to among telecommunications organizations. In 2003, traffic exchange in direct route increased by 59%, mainly due to the large traffic volumes with Argentina (Telecom Argentina), which resulted in a 52% increase in income in relation to 2002. For those countries where we do not have an operating agreement with a telecommunications carrier, and in certain other circumstances, international telephone traffic is routed through international carriers with which we enter into "spot" agreements to provide call termination. Due to a decline in wholesale prices, entering into "spot" or market agreements for call termination is often preferable to routing calls through established relationships, especially when we originate lower volumes of traffic than our counterparty. Of the outbound calls we originated in 2003, approximately 60% went through reseller companies on the spot market. Despite the reseller market's small margins and significant collectibility risks, we remain active in the reseller market in order to add traffic to, and derive greater revenues from, our existing networks and to minimize our termination costs for international calls so as to increase our international long distance customer base. During 2003, income from the resale of international traffic decreased in relation to that obtained in 2002, mainly due to the traffic no longer generated by the affiliate Texcom USA.

Improved Collection Rates

         In the year 2003, bad debts totaled approximately 3.2%, an improvement with respect to 2002, due to new collection methods and improvements in portfolio management, credit restrictions for clients with high non-recoverability rates and special controls in the collection process for accounts of subscribers of smaller telephone companies. Additionally, such improvement results from modifications in payment procedures, which results in greater collection rates. The above changes also had an effect on recovery rates, and an improvement was recorded in the default rate, which decreased from 7.3% in 2002 to 6% in 2003, generating a positive effect on the Company's cash flows.

Chilesat Business Services

         The business services market consists of corporate data networks, Internet services, public telephony and Data Center services. The main participants in this market are ENTEL, Telefonica, GTD Teleductos, Chilesat and AT&T. During 2003, income of Chilesat Servicios Empresariales increased by 14.1% as a result of improved efficiencies generated by its reorganization, greater penetration in the large corporate accounts segment with solutions of convergence over IP, greater penetration of Internet products in the PYME segment (small and medium-sized companies), and development of the local telephony business, which provides our corporate clients with an attractive complement to existing data solutions.

         The following chart sets forth, for the periods indicated, the revenues attributable to business services:

                                                             Business Services Revenue

                                                              Year ended December 31,
                                    ----------------------------------------------------------------------------
                                              2001                     2002                      2003
                                    ----------------------------------------------------------------------------
                                           (in millions of constant Chilean pesos at December 31, 2003)

Revenues from Business Services           Ch$5,217                   Ch$5,301                 Ch$6,049


--------------------

Chilesat Servicios Empresariales is the main subsidiary of Chilesat S.A. and provides its clients a complete range of telecommunications solutions. The principal products offered are as follows:

     o IP Connectivity: Private data solutions with IP/MPLS technology. Chilesat Servicios Empresariales is a leader in this type of solution, with income from this line of business representing one of the Company's main growth engines.

     o Satellite Services: Includes point to point communication solutions and broadcasting services. During 2003, Chilesat Servicios Empresariales increased its market share in satellite services strengthening its leadership position in the radio broadcasting segment.

     o Internet Access Services: Chilesat Servicios Empresariales provides Internet connections to its corporate clients with a solid access infrastructure providing it with a competitive advantage, with growth of 14.1% with respect to 2002.

     o Local Telephony: During the first quarter of 2003, Chilesat began offering local telephony services, by virtue of the concession granted by the Under Secretariat of Telecommunications. This new product offering allows Chilesat Servicios Empresariales to complement its data services. Local telephony is mainly implemented with IP technology and provides Chilesat Servicios Empresariales with a competitive advantage in terms of operational costs and facilities, which enable it to develop new services and increased integration with data networks. During 2003, this line of business experienced strong growth and high penetration rates.

     o Advanced Services, which include Data Center, Internet Security, Video on IP and Call Center customer services, have performed well, attracting large corporate accounts. Such services have grown due to an increased number of clients who can fully integrate with our IP/MPLS network.

During 2003, Chilesat Servicios Empresariales employed the following strategies to increase our corporate services market share:

     o    Utilize technological and coverage advantages of the IP/MPLS Network
     o    Increase the quality of client service
     o    Maximize the use of available infrastructure
     o    Optimize investments in client solutions

     o Establish strategic alliances with integrating companies to which the distribution mechanism of our services has been extended

Chilesat Servicios Empresariales has a complete portfolio of products and services for companies, a network infrastructure with national coverage based on the IP/MPLS network, operations in public telephony services, certified Cisco Powered Network (CPN) data services and an organizational structure aimed at achieving maximum client satisfaction. The aforementioned strengths permit Chilesat Servicios Empresariales to compete effectively by offering solutions with comparative advantages over our competitors. Improvements in Chilesat Servicios Empresariales' sales team have also contributed to such growth.

         Foreign Operations

         Texcom S.A. is the holding company for our international telecommunications businesses outside of Chile. This business was established in the early 1990s to exploit the then-anticipated wave of deregulation and privatization in Latin America, and currently has operations in Colombia and Peru. In November 2001, we closed Texcom's operations in Venezuela and, first quarter 2003, terminated operations in the U.S. Texcom's Colombian subsidiary is currently carrying out a judicially supervised restructuring process pursuant to Colombian Law No. 550. The following table sets forth, for the periods indicated, Texcom's net sales to unaffiliated customers by country:

                                                                           Year ended December 31,
                                               ------------------------------------------------------------------
Net Sales                                              2001                  2002                  2003
                                               ------------------------------------------------------------------
                                                 (in millions of constant Chilean pesos at December 31, 2003)

Sales to Unaffiliated Customers:
Colombia....................................        Ch$   2,891          Ch$      --            Ch$      --
Texcom USA..................................              6,663                3,877                    662
Peru........................................              1,228                1,452                  1,106
Venezuela...................................                615                   --                     --
                                                    -----------          -----------            -----------
Total Net Sales.............................        Ch$  11,397          Ch$   5,329            Ch$   1,768
                                                    ===========          ===========            ===========

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

         On March 26, 2004 Texcom S.A. and Texcom Chile S.A. sold 100% of their shares in Colomsat S.A., our affiliate in Bogota, Colombia, as well as Colomsat S.A.'s risk bonds held by Chilesat Corp S.A. and its affiliates Chilesat S.A, Chilesat Servicios Empresariales S.A., Texcom S.A. and Telecommunications Investments Joint Venture (Telinvest).

         The agreed-upon price of the sale was a fixed amount of US$396,901, plus sixty percent (60%) of the amount received by the purchasers in the event of a sale of Colomsat, provided however that such sale occurs on or before December 31, 2004.

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

         Telsys

         Telsys provides advanced information technology services to Chilesat Corp and its subsidiaries. Together with Chilesat, Telsys creates information systems in the telecommunications sector which are then used by Chilesat's various subsidiaries, generating significant benefits by increasing income.

         In 2003, processing capacity was extended through the incorporation of new equipment to support growth plans in the corporate and individual segments. Also, investments have been made in:

         o Provisioning systems, equipment and network inventories (AxiOSS) for the corporate services area;

         o Development of systems for clients, aimed at the individual segment.

         o Acquisition and development of a local telephony invoicing system.

         In addition to the services provided to the subsidiaries of Chilesat Corp, Telsys participates directly in the delivery of data processing services to clients of Chilesat Servicios Empresariales.

Starting in January 2004, Telsys has internalized various services that were previously provided by third parties in order to maximize profits. It has hired more personnel and restructured to accommodate such new business.

         Gestion Integral de Clientes

         Supartner began its operations as a customer service call center in 2002, providing inbound, outbound and out-tasking services. It has a state of the art technological platform offering integral voice and data solutions to efficiently support consumer demand. The competitive advantage that Supartner offers as a customer service call center is based mainly on experience, quality, productivity and professional know-how and a solid global telecommunications and information technology infrastructure. In addition, Supartner has the endorsement and support of CORFO ("Chilean Development Corporation"), which has recognized Supartner as a provider of technology services both in Chile and abroad.

         Supartner's system utilizes a HP server, model LH 6000 referred to as a CIC Server (Customer Interactive Center), which administers a variety of customer service center functions. In addition to this server, Supartner has a designated backup server to which it can "switch over" any part of the solutions offered by the CIC Server. In addition, Supartner has other servers such as a web server, email server, exchange server, application server, SQL server and a system administration server, among others.

         In the customer service call center industry, multi-site locations are very useful. The CIC Server is designed to expand easily communicating among several sites that are connected to a network providing our services through remote sites such as from the client's location. One advantage offered by the CIC Server is that agents as well as supervisors can work remotely, with the same capacities available within the call center (inbound and outbound calls, fax, e-mails, review voice mail, record calls, conference calls, etc., and, in the supervisor's case, listening-in on calls, recording calls, etc.).

Chilesat Corp Capital Expenditure Program

         Over the past five years, we have invested more than US$62.6 million, primarily for the development and expansion of our long distance telephone network.

         Our new strategy is to focus on business services and consolidate the multicarrier and value added services. This strategy also includes a consistent capital expenditure structure approved by the board of directors. We are also investing in maintaining and growing our ongoing businesses.

Competition

         We are facing strong competition in all of our business segments. This competition has mainly been vigorous in international and national long-distance public markets, since the multicarrier system was implemented. Our subsidiary, Chilesat S.A., as well as Entel S.A., Telefonica Mundo (a subsidiary of Telefonica Compania de Telefonos de Chile S.A.) and other similar companies, compete on the basis of equal access to a share in the national long-distance and international long-distance Chilean market.

         Chilesat is an important supplier of long-distance services and in 2003 had an average share of 19% in the national long-distance market and 15% in the international long-distance market.

         Chilesat also faces competition in business services, primarily from Entel and Telefonica CTC Chile S.A., yet sees opportunities to expand and gain market share in this area.

Patents and Licenses

         Our goal is to continue to provide our customers, and especially our corporate clients, with advanced technology. We intend to continue acquiring technology from third parties as needed for our operations. We believe that this approach will allow us to monitor trends and invest in the most successful alternatives, while enabling us to avoid the extensive research and development costs and risks associated with developing new telecommunications technology. We currently utilize Cisco technology and maintain a positive relationship with Cisco, recognizing its importance as a market leader. We hold a variety of Chilean and international product licenses.

Property, Plants and Equipment

         Our principal properties consist of our fiber optic network, satellite ground stations, nodes, switches and real estate within and without Chile. At December 31, 2003, the net book value of our fixed assets was approximately Ch$66,744 million (US$112.4 million).

         Most of our real estate holdings are located throughout Chile and provide both the necessary infrastructure and support network for nationwide long distance telecommunications. Most of our sites are related directly to our telecommunications operations and are used for network equipment of various types, such as transmission stations, microwave radio equipment and digital switching nodes. We lease our corporate headquarters in Santiago, a complex with 11,000 square meters of office space on a 65,000 square meter property, which also houses our international switching nodes. For our fiber optic trunk line, we are party to an agreement with Ferrocarriles del Estado (the National Railroad), which grants us the right until 2013, and renewable thereafter, to use 2,000 kilometers of railroad track between La Serena and Puerto Montt.

         We consider Chilesat S.A.'s facilities and networks to be adequate for the commercial needs of our Internet, national and international long distance services. Our facilities and networks have been established pursuant to internationally recognized engineering practices.

Legal Proceedings

         Following is a description of the principal legal proceedings to which we were a party through 2003:

         Florida Litigation

         In September 2000, Guyana Telephone & Company Co., Ltd ("GT&T") filed a complaint against Melbourne International Communications Ltd., Wajay Investment Inc., NACS Communications Inc. and Chilesat S.A. before the U.S. Court for the Southern District of Florida. In 2002, the District Court absolved NACS Communications Inc. but decided against the other three defendants, including Chilesat S.A. This verdict was appealed before the U.S. Court of Appeals for the 11th Circuit, which ordered Chilesat S. A. to pay the plaintiff the sum of U.S.$ 3.3 million. Chilesat S.A. did not participate in either of these two proceedings because it contends that it was not properly served.

          Notwithstanding the above, the Company believes that GT&T cannot enforce the judgment against it because the Company was never properly served and furthermore that the U.S. District Court for the Southern District of Florida lacks jurisdiction over the Company.

         Possible Contingencies

         Based on the information that the Company has gathered, Cambodia filed a complaint before the Supreme Court of the State of New York, County of New York against Globus S.A. and Chilesat S.A., in which it claims from both companies jointly the sum of U.S.$7 million (plus interest and costs), for the alleged failure to pay the accounting rates charged by Cambodia for traffic of calls ending in that country. Chilesat S.A. has not been legally served and the Company believes that the court lacks jurisdiction. Additionally, the Company believes that the complaint is meritless and furthermore that any alleged liability of the Company would be void due to the expiration of the statute of limitations.

         On January 8, 2004, AT&T Corp. filed an arbitration complaint before the American Arbitration Association against Chilesat S.A., in which it claims payment of US$1,375,780, plus an amount exceeding US$2,000,000 plus interest and cost for eventual rights that Cambodia would have against Chilesat S.A. and which were assigned to AT&T Corp., and which correspond to the accounting rates for the period from September 1999 to December 2000. The Company believes that the arbitration court lacks jurisdiction to rule on this matter.

         Other Proceedings

         We are involved in some additional legal proceedings incidental to the normal conduct of our businesses. We do not believe that the potential liabilities nor potential substantive rulings relating to such proceedings are likely to have a material adverse effect on our financial condition or our results of operations.

Subsidiaries

         We are a holding company that conducts operations through subsidiaries in each of the countries in which we maintain operations. Following is a list of our significant subsidiaries and our ownership percentage:


Name                                               Country of Incorporation      % Ownership
----                                               ------------------------      -----------
Landana Properties Inc.                                     Panama                   100%
Net-Chile S.A.                                               Chile                   100%
TelexChile Overseas Ltd.                                Cayman Islands               100%
Telsys S.A.                                                  Chile                   100%
Chilesat S.A.                                                Chile                   99.9%
Chilesat Servicios Empresariales S.A.                        Chile                   99.9%
Alliston Properties Inc.                                 United States               98.4%
Kroll S.A.                                                  Panama                   98.4%
Texcom S.A.                                                  Chile                   98.4%
Perusat S.A.                                                 Peru                    93.7%
Colomsat S.A.                                              Colombia                  95.04%
NACS Communications Inc.                                 United States               88.6%
Telecommunications Investments Joint Venture             United States               88.6%
Inversiones Proventus S.A.                                   Chile                   55.0%
Gestion Integral de Clientes S.A.                            Chile                   55.0%


(A) As of December 31, 2003, Texcom S.A. retained a 95.04% ownership percentage in Colomsat S.A., however, we did not consolidate this entity in our financial reports.

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

         Our financial statements are prepared in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP and generally accepted accounting principles in other countries. A description of the principal differences and a quantitative reconciliation of our net income and shareholders' equity prepared under Chilean GAAP to U.S. GAAP are provided in Note 30 to the Consolidated Financial statements. All financial information in this Form 20-F, unless otherwise indicated, has been restated in constant Chilean pesos at December 31, 2003.

Key Factors Affecting Net Revenues and Results of Operations

         The long distance market is one of the most important markets in which Chilesat Corp S.A. operates through its affiliate Chilesat S.A. During 2003, long distance represented 48% of the Company's income compared with 50% in 2002. Within this market, Chilesat S.A. ranks third, with 19% market share in national long distance and 16% in international long distance.

         Chilesat S.A. has a strong presence in the residential segment, with relatively constant participation over the last several years of 26% for national long distance and 25% for international long distance. Such strong market participation is the result of the consistent effort made since 1998, when Chilesat S.A. introduced a series of innovative products and services aimed at meeting the various long distance communication needs of the individuals segment.

         Chilean Domestic Long Distance Market

         The national long distance market recorded a drop of 12% between 2002 and 2003, mainly due to growth in mobile telephony. However, Chilesat S.A. has improved its position with respect to its competitors as a consequence of its strategy to remain in the individuals segment by focusing on the profitability of its existing client base and carrying out marketing programs to increase customer loyalty in the corporate segment.

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

         Internet Market

         During the first quarter of 2003, the Chilean Internet market for dial-up services reached 565,000 connections and 217,000 connections for broadband services, according to figures published by SUBTEL. Dial-up Internet has not shown much growth with respect to last quarter, yet broadband services such as DSL continue to grow at over 10% per quarter. Chilesat Corp S.A. offers dial-up access through Chilesat S.A. and broadband access through Chilesat Servicios Empresariales S.A. Dial-up access is offered mainly to long distance clients and broadband access is offered primarily to corporate clients.

         Value Added Services

         Access to value added services may be obtained by utilizing numbers assigned by SUBTEL from either the fixed or mobile networks. These numbers add an additional 10.5 million terminals, thus permitting us to promote a new type of traffic on the telephone network. This increased traffic is offset by a contraction in the provision of traditional domestic long distance service. During 2003, revenues from value added services increased by 69%, reaching Ch$2,459 million, which represents 6% of the Company's total sales.

         Business Services Market

         Business services is primarily comprised of network solutions for the business services segment. Chilesat S.A.'s extensive fiber optic network permits it to fully cover the territory from Arica to Puerto Montt and offer its clients cost-effective solutions. Furthermore, we provide guaranteed bandwiths (VPN) and the quality of a certified Cisco Powered Network. These strengths position Chilesat Servicios Empresariales as a key player in the business services market.

         Customer Service

          Since 2002, Chilesat Corp S.A. operates the company Gestion Integral Clientes S.A., a proprietary Call Center platform that permits the provision of services to large clients in the residential segment and telephony services to third parties.

The following table sets forth, for each of the years indicated, the percentage of operating revenues attributable to each of our services:


                                                                                   Year ended December 31,
                                                                                   -----------------------
                                                                           2001              2002              2003
                                                                           ----              ----              ----
Chilesat
    International long distance....................................         16.3%              15.4%             17.1%
    Domestic long distance.........................................         33.8%              36.7%             36.8%
    Correspondents.................................................          5.2%              11.2%             14.0%
    Other income...................................................         12.0%              12.2%             13.3%
                                                                          ------            --------          --------
       Total.......................................................         67.3%              75.5%             81.2%
Chilesat Business Services.........................................         10.2%              12.0%             14.0%
Texcom S.A.........................................................         22.3%              12.0%              4.1%
Supartner S.A......................................................           --                 --               0.6%
Telsys S.A.........................................................          0.2%               0.5%              0.1%
                                                                          ------            --------          --------
Total Revenues.....................................................        100.0%             100.0%            100.0%
                                                                          ======            ========          ========

         The following table sets forth certain financial information as a percentage of operating revenues for the periods indicated:

                                                                                 Year ended December 31,
                                                                                 -----------------------
                                                                         2001              2002              2003
                                                                         ----              ----              ----
Operating revenue...................................................      100%              100%              100%
Cost of sales.......................................................      (79)              (76)              (76)
Gross profit........................................................       21                24                24
Selling and administrative expenses.................................      (40)              (44)              (43)
Operating loss......................................................      (18)              (20)              (18)
Interest expense, net...............................................      (19)               (7)               (4)
Other non-operating income, net.....................................      (49)               (1)               (3)
Price-level restatement.............................................      (15)               (3)                2
Net loss............................................................     (102)              (31)              (22)


         We recognize revenue at the time the related service is provided. Services provided but not billed are recorded based on actual call traffic data and its applicable tariffs.

Results of Operations for 2003 Compared to 2002

         In the year 2003, our results were characterized by:

         o A 57% increase in non-operating income as compared to 2002 which amounted to Ch$2,786 million (US$4.7 million). This improvement is mainly due to an increase in non-operating income of Ch$4,334 million (US$7.3 million), an increase in net foreign currency translation gains of Ch$2,684 million (US$4.5 million) and a decrease in financial expenses of Ch$1,586 million (US$2.7 million), partially offset by an increase in non-operating expenses of Ch$5,599 million (US$9.4 million)

         o We recorded a Ch$1,068 million (US$1.8 million) increase in operating income as compared to 2002, mainly due to a decrease in administrative and selling expenses of Ch$1,070 million (US$1.8 million)

         Operating Revenue

         Consolidated revenues of Chilesat Corp for 2003 amounted to Ch$43,267 million (US$72.9 million), as compared to Ch$44,232 million (US$74.5 million) for 2002. This decrease is mainly explained by a decrease in income due to the closing of operations in the United States of Ch$2,996 million (US$5.0 million), which was partially compensated by increases in income from international businesses of Ch$1,863 million (US$3.1 million), value added services of Ch$1,005 million (US$1.7 million) and entrepreneurial services of Ch$749 million (US$1.3 million).

         Chilesat S.A., recorded revenues of Ch$35,095 million (US$59.1 million), contributing 81% of the total sales of its parent company Chilesat Corp. Chilesat S.A.'s revenues increased by 5% with respect to 2002, which is mainly explained by increases of:

         o Ch$1,005 million (US$1.7 million) in Value Added services such as "Mobile Control" (US$0.7 million), a plan that offers cellphone users a predetermined number of minutes specifically for long-distance calls on their house-phones; "Mobile Callback Products" (US$0.5 million), a service that allows collect calls to be made from cellphones; and " Prepaid Cards" (US$0.2 million).

         o Ch$1,863 million (US$3.1 million) in International Business Services, due to an increase in minute-sales, primarily in "Ruta Directa" services (US$2.8 million), which are bilaterial agreements between two service providers whereby minutes are split evenly between the two.

         o Media Rentals of Ch$ 348 million (US$0.6 million), which represents increases in the services of leased lines (US$0.4 million) and leased satellites (US$0.3).

         In 2003, Chilesat's national long distance traffic decreased by 6% and international long distance traffic increased by 8% with respect to 2002. These variations compare to a general drop in the national long distance market of 12% and a mostly unchanged international long distance market with respect to 2002. Therefore, the Company observed an increase in its share of national long distance, from 17.7% to 18.8%, and international long distance, from 15.1% to 16.3%, for 2002 and 2003, respectively. The Multicarrier line of business continues to maintain a reasonable percentage of the long distance market. Revenues from this business constitute 48% of the Company's total consolidated income.

         Chilesat Servicios Empresariales contributed consolidated revenues of Ch$6,050 million (US$10.2 million) to the Company, an increase of 14% as compared to 2002 with revenues of Ch$5,301 million (US$8.9 million). This increase is explained by improved commercial management as a result of the implementation of the company's long term strategic plan, which gives priority to the growth of Chilean operations, with a focus on the corporate market by offering integrated telecommunication services solutions (with new products as Value Added Services and Local Telephony), thus permitting the company to establish long-term agreements with important corporate clients such as the Chilean government (Sernam, Dicrep, Banco Estado).

         Texcom's Foreign Operations. Consolidated revenues generated from Texcom's operations outside of Chile, representing 4% of Chilesat Corp's total consolidated revenues, decreased 67% to Ch$1,768 (US$2.9million) in 2003, compared to Ch$6,007 million in 2002, as a result of the closing of Texcom USA's operations. Currently, Perusat is Texcom's only affiliate with continued operations and is mainly focused on marketing long term services. This affiliate contributed consolidated revenues of Ch$1,106 million (US$1.9 million) in 2003.

         Cost of Sales

         Our operating costs decreased 3% from Ch$33,751 in 2002 to Ch$32,788 million (US$55.2 million) in 2003. This is mainly explained by the closing of Texcom USA which had consolidated operating costs of Ch$2,127 million (US$3.6 million) and a decrease in personnel expenses of Ch$190 million due to personnel reductions, which were partially offset by increases in access charges of Ch$1,305 million (US$2.2 million) and correspondent services of Ch$1,007 million (US$1.8 million) as a result of greater traffic with international operators.

         Selling and Administrative Expenses

         Administrative and selling expenses decreased by 5%, from Ch$19,466 million (US$32.8 million) to Ch$18,396 million (US$31.0 million), explained by a decrease in the allowance for doubtful accounts of Ch$605 million (US$1.0 million), an improvement in collection indices and lower costs associated with the closing of Texcom of Ch$1,338 million (US$2.3 million). These savings have allowed the Company to strengthen services dedicated to client service and corporate segment sales, as well as to increase media promotion of long distance, value added services and Internet in the individuals segment, and data networks, telephony and broadband services in the corporate segment.

         Operating loss

          The Operating Results of the Company improved by 12% with a loss of Ch$7,917 million in 2003, which is compared positively with the loss of Ch$8,985 million for 2002. This improvement is mainly due to lower provisions for uncollectibles (Ch$605 million) for administrative and selling expenses resulting from an increase in collection rates. In addition, we experienced indexes and lower costs related to administrative and selling expenses resulting from the closing of Texcom (Ch$1,338 million). The above loss was partially offset by increases in personnel and advertising expenses.

         Non-operating loss

         Our consolidated non-operating loss reflected a loss of Ch$2,066, million (US$3.5 million) in 2003, compared to a loss of Ch$ 4,852 million in 2002. This represents an improvement of 5.7% and is mainly due to the following reasons:

         o Greater non-operating income of Ch$4,334 million (US$7.3 million) principally due to the reversal of the negative net worth of Texcom USA. The Company decided to discontinue its operations in the United States. NACS Communications Inc., subsidiary of Texcom S.A., with offices in Miami, Florida, began a Chapter VII liquidation proceeding;

         o An increase in net foreign currency gains of Ch$2,684 million (US$4.5 million) because of a 17.4% depreciation of the Chilean peso against the US dollar between December 2002 and December 2003;

         o Lower financial expenses of Ch$1,586 million (US$2.7 million) explained by lower debt during 2003;

         o These effects were partially offset by an increase in non-operating expenses of Ch$5,599 million (US$9.4 million) as a result of the write-off of accounts receivable from Texcom USA in the amount of Ch$6,221 million (US$10.5 million).

         Income Taxes

         Despite losses obtained in 2003, the Company had to pay income taxes generated by the affiliate Alliston Properties Inc. for Ch$1.4 million (US$0.002 million). Also, we were required to pay taxes for other operations of Ch$15.6 million (US$0.03 million) during 2003 and Ch$19.5 million during 2002. We have accumulated significant tax loss carry-forwards that may be available for future periods depending on the generation of future taxable income.

         Net Income

         For the year ended December 31, 2003, the Company recorded a net loss of Ch$9,698 million (US$16.3 million), Ch$3,958 million (US$6.7 million) less than in 2002 in which the loss was Ch$13,656 million, which is an improvement of 29%. This lower net loss is mainly explained by a reduction in non-operating losses of Ch$2,786 million (US$4.7 million) and reduction in operating losses of Ch$1,068 million (US$1.8 million).

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

         Operating Revenue

         Our consolidated revenues in 2002 decreased 13.6% to Ch$44,232 million (US$74.5 million) in 2002, from Ch$51,176 million in 2001.

         Chilesat S.A. Total revenues in 2002 decreased 3% to Ch$33,378 million (US$56.2 million), compared to Ch$33,433 million in 2001. This decrease in total revenues resulted from lower traffic in the multicarrier sector due to a slowdown in the global economy. The decrease was partially offset by an increase in value added services. In 2002, Chilesat S.A. contributed 76.0% of the total operating revenue of Chilesat Corp.

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

         Chilesat Business Services. Revenues derived from business services increased 1.6% to Ch$5,300 million (US$8.9 million) in 2002, compared to Ch$5,217 million in 2001. This increase was primarily due to increased efficiencies resulting from the restructuring of Chilesat

Servicios Empresariales S.A.'s operations, which has enabled it to enter into long term contracts with corporate clients who are heavy users of network and long distance services.

         Texcom's Foreign Operations. Consolidated revenues generated from Texcom's operations outside of Chile decreased 46.8% to Ch$6,067 million (US$10.2 million) in 2002, compared to Ch$11,397 million in 2001. This decrease was primarily a result of the decrease in the revenues of Texcom USA and from the deconsolidation of Colomsat and accounted for 87% of Chilesat Corp's drop in revenue.

         Cost of Sales

         Our operating costs decreased 16.1% in 2002 to Ch$33,750 million (US$56.8million), compared to Ch$40,223 million in 2001. This decrease was due primarily to a reduction in expenditures on items such as satellites, channels, lines and leases of media equipment abroad and the deconsolidation of Colomsat.

         Selling and Administrative Expenses

         Selling, general and administrative expenses decreased 3.9% to Ch$19,466 million (US$32.8 million) in 2002, compared to Ch$20,245 million in 2001. This decrease was primarily due to the deconsolidation of Colomsat, reduced rental expenses and a reduction in the provision of collect call service. These items were partially offset by increased advertising expenses relating to our new corporate image and increased labor costs relating to growth of our sales force.

         Operating Loss

         Operating losses for 2002 decreased 3.3% to Ch$8,985 million (US$15.1 million), compared to Ch$9,293 million in 2001. This improvement was primarily due to a reduction in Cost of Sales and expenses as well as a reduction in administrative expenses.

         Non-operating income

         Our consolidated non-operating results in 2002 led to a loss of Ch$4,852 million (US$8.2 million), compared to a loss of Ch$42,548 million in 2001. This represents an improvement of 88.6% and is primarily due to the following:

         o     lower interest expenses of Ch$6,838 million (US$11.5 million);

         o an improvement in price-level restatements and exchange rate adjustments of Ch$6,159 million (US$10.4 million); and

         o an increase in non-operating income of Ch$2,473 (US$4.2 million) and a decrease in non-operating expenses of Ch$22,313 (US$37.6), which resulted from the financial restructuring of our Company in 2002.

         Non-recurring expenses were Ch$2,466 million (US$4.1 million) and included the following:

         o higher financial expenses resulting from fees related to our line of credit (Ch$247 million);

         o higher other non-operating expenses that include costs related to the agreements ("convenios") and related restructuring (Ch$653 million);

         o extraordinary expenses from our foreign subsidiaries (Ch$1,195 million); and

         o     the write-off of certain fixed assets (Ch$371 million).

         Income Taxes

         Due to the losses incurred in 2002, we were not required to pay 2002 income taxes for our company. However, we were required to pay taxes for our other operations in the amount of Ch$19.2 million (US$0.03 million) during 2002 and Ch$96.0 million (US$0.2 million) during 2001. We have accumulated significant tax loss carry-forwards that may be available for future periods.

         Net Loss

         We reported a net loss of Ch$13,656 million (US$23.0 million) for 2002, compared to a net loss of Ch$52,119 million for 2001.

Significant Accounting Policies

         Allowance for Doubtful Accounts - Methodology

         We evaluate the collectibility of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer's inability to meet its financial obligations to us (e.g., because of bankruptcy filings or substantial downgrading of credit scores), we record a specific reserve for bad debts against amounts due in order to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we recognize reserves for bad debts based on historical uncollectibility rates.

         In the case of accounts in which we know that a specific client will not be able to meet its financial obligations (for example, due to the request of bankruptcy or a significantly low credit rating), we enter into accounts a specific provision for the amount we believe will not be recovered, thus reducing the account receivable for that client. For all other clients, we recognize a provision for bad debts based on our historical rates on those debts.

         Deferred Tax Assets

         As of December 31, 2003, we had approximately Ch$16,463 million of net deferred tax assets related principally to tax loss carry-forwards, some of which will expire in various years through 2015, and others will never expire. We have recorded a full valuation allowance due to uncertainty about the realization of these assets. On January 1, 2000, we adopted Chilean Technical Bulletin Nos. 60 and 71 of the Chilean Institute of Accountants. The cumulative effect of adopting these standards is recorded in asset and liability complementary accounts that will be amortized over the average life of the corresponding net asset.

         Our approximation of the recoverability of our fixed assets reflect our best estimates as to their realizable value, and include projected revenues over the useful life of the underlying fixed assets as well as the estimated residual value of the assets.

         Recognition of income

         The Company and its subsidiaries recognize income when services are rendered. The Company and its subsidiaries record both invoices receivable and the amount of services rendered and not invoiced under "trade accounts receivable".

Liquidity and Capital Resources

Overview

         Our principal uses of funds are for capital expenditures and the repayment of short-term and long-term liabilities. We have historically met these requirements by using cash generated from our operations, as well as through short-term and long-term debt. We believe that these sources of funds, together with our cash and cash equivalents on hand, will be sufficient to enable us to meet our currently contemplated capital and debt service requirements.

         In 2004, we expect our major cash needs to include:

         o repayment of short-term contractual obligations in the amount of Ch$6,704 million (US$11.2 million);

         o budgeted capital expenditures of Ch$859 million (US$1.4 million);

         o increased working capital needs, primarily in connection with our planned expansion of our business services segment in the amount of US$2.0 million.

         We expect to meet these cash requirements in 2004 through a combination of:

         o existing cash resources and cash flow to be generated from our operations in 2004; and capital increase.

Sources of Funds

         Cash and Working Capital. At December 31, 2003, we had negative net working capital of Ch$9,708 million (US$16,3 million), compared with negative net working capital of Ch$2,620 million at December 31,2002.

         Net Cash Provided by Operations. Net cash positive provided by operations in 2003 was Ch$2,870 million (US$4.8 million), representing an increase of 254% as compared to Ch$1,865 million in 2002. Funds derived from operations consist principally of cash generated by our operations.

         Balance Sheet

         Our total assets decreased from Ch$84,332 million at December 31, 2002 to Ch$80,137 million (US$135.0 million) at December 31, 2003.

         At December 31, 2001, 2002 and 2003, our ratio of current assets to current liabilities was 0.13 to 1.00, 0.49 to 1.00 and 0.57 to 1.00, respectively. Total current assets were Ch$14,270 million, Ch$11,037 million and Ch$12,850 million (US$21.6 million) at December 31, 2001, 2002 and 2003, respectively.

         At December 31, 2003, our total liabilities were Ch$45,439 million (US$76.5 million), compared to Ch$39,225 million at December 31, 2002. Total current liabilities were Ch$112,103 million, Ch$22,670 million and Ch$22,557 million (US$38.0 million) at December 31, 2001, 2002 and 2003, respectively.

         Contractual Cash Obligations

         The following table summarizes our contractual cash obligations and commercial commitments at December 31, 2003 and the detail of such obligations in specified future periods.

                                                                    Payment due by period
                                                    (in millions of constant Ch$ as of December 31, 2003)
                                                    -----------------------------------------------------
                                                         Less than 1                                     More than 5
Contractual Obligation                      Total            year         1-3 years       3-5 years         years
                                            -----        -----------      ---------       ---------      -----------
Long-term bank debt, including
  current portion..................      Ch$   15,286    Ch$      847    Ch$   12,531    Ch$      147    Ch$    1,761

Capital lease obligations..........             9,586           3,433           1,998             398           3,757
Purchase obligations...............                 -               -               -               -               -
Notes payable......................             4,060           2,902           1,156               1               1
                                         ------------    ------------    ------------    ------------    ------------
Total contractual obligations .....     Ch$    28,932    Ch$    7,182    Ch$   15,685    Ch$      546    Ch$    5,519
                                        =============    ============    ============    ============    ============


                                                                 Amount of Commitment Expiration Per Period
                                                                 ------------------------------------------
                                     Total Amounts      Less than 1
   Other Commercial Commitments        Committed           year           1-3 years         4-5 years     Over 5 years
   ----------------------------      -------------      ------------      ---------         ---------     ------------

Lines of Credit                                 -                -              -                -                -
Standby Letters of Credit                       -                -              -                -                -
Guarantees                                  4,660              105          2.130              754            1,671
Standby Repurchase Obligations                912                -              -                -                -
Other Commercial Commitments                    -                -              -                -                -
Total Commercial Commitments                5.572              105          2,130             754              1,671


         Our long-term liabilities at December 31, 2003 are detailed below:

                             Long-Term Liabilities
         (in millions of constant Chilean pesos at December 31, 2003)

-------------------------------------------------------------------------------
Long-term bank loans.................................................    15,286
Leasing obligations..................................................     9,586
Notes payable........................................................     2,633
Deferred customs duties..............................................       312
Accrued liabilities, long-term.......................................     1,116

Total................................................................    28,933
Less:  Current portion...............................................    (7,182)
Long-term portion....................................................    21,751
---------------

         The weighted average interest rates on our long-term liabilities were as follows at December 31, 2003:

            Long-Term Liabilities: Weighted Average Interest Rates
-------------------------------------------------------------------------------

                                                                      (in 2003
                                                                    percentages)
                                                                    -----------

Long-term bank loans....................................................  5.72%
Leasing obligations (UFs)...............................................  8.47%
Deferred customs duties.................................................  5.96%
Leasing obligations (U.S. dollars)......................................  7.62%
Notes Payable...........................................................  2.96%
Leasing Obligations (Ch$)...............................................  9.11%
---------------

         Long-term liabilities, including the current portion, are payable in the following currencies at December 31, 2003:

          Long-Term Liabilities: Amounts Payable at December 31, 2003
         (in millions of constant Chilean pesos at December 31, 2003)
---------------------------------------------------------------------------

---------------

U.S. dollars.......................................................Ch$    6,545
Inflation-linked units (UFs).......................................      20,436
Other foreign currencies...........................................       1,952
Total..............................................................      28,933
---------------

         Chilesat Corp S.A. At December 31, 2003, our long-term financial obligations reflected Ch$1,447 million (US$2.4 million) in principal outstanding correspondent to credits owed to Interbanka AS and Banco de la Provincia de Buenos Aires, with the following restructured terms:

Term:                               Fifteen years
Principal amortization:             April 2017
Interest Rates:                     No interest rate
Interest payments:                  Due to no interest rate no interest
                                    payments will be necessary

                                    And long-term financial obligations with
                                    Banco Santander, as follows:

Term:                               February 7, 2005
Capital Amortization:                February 7, 2005
Interest Rates:                     Tab  180 + 3%
Interest payments:                  Twice-a-year (February, August)

         Our shareholders' equity increased to Ch$30,686 million (US$51.7 million) at December 31, 2003 from negative Ch$39,776 million at December 31, 2002. Our ratio of liabilities to equity at December 31, 2001, 2002 and 2003 was (4.4) to 1.0, 0.99 to 1.0 and 1.48 to 1.0, respectively.

         Our total liabilities, including deferred income and minority interest, was Ch$49,451 million (US$83.3 million) at December 31, 2003. Short-term indebtedness at that date was Ch$7,182 million (US$12.1 million), representing short-term bank debt as well as the current portion of long-term bank debt. Long-term bank debt was Ch$14,439 million (US$24.3 million).

         Cash Flow Analysis

         Cash provided by operating activities in 2003 was Ch$2,870 million (US$4.8 million), which represents an increase from negative cash flows of Ch$1,865 million obtained in 2002. This increase in cash provided by operating activities resulted mainly from a decrease in payments to suppliers and personnel, amounting to Ch$8,095 million (US$13.6 million), which was partially offset by a decreased collection rate from trade debtors of Ch$2,839 million (US$4.8 million).

         Cash used in financial activities in 2003 amounted to Ch$10,137 million (US$17.1 million), compared with Ch$7,083 million in 2002. This increase is mainly explained by the credit facility granted by Banco Santander for UF 664,397 (approximately US$19 million), which will be used in the implementation of the Company's investment plan.

         Cash provided by investing activities was negative Ch$11,287 million (US$19.0 million) in 2003, compared to Ch$7,850 million in 2002, mainly explained by an increase in additions to fixed assets of Ch$4,046 million (US$6.8 million).

         For the year 2003, we obtained a positive net cash flow of Ch$1,721 million (US$2.9 million), compared to a negative net cash flow of Ch$2,633 million in 2002. At December 31, 2003, we had cash and cash equivalents of Ch$2,559 million (US$4.3 million), compared to cash and cash equivalents of Ch$1,295 million as of December 31, 2002.

         Capital Resources

         During 2002 and 2003, we made capital expenditures of US$4.3 million and US$14.6 million, respectively. These capital expenditures were attributable primarily to:

         o     the expansion of Chilesat's Chilean fiber optic networks;

         o the construction of "last mile" facilities to access large volume corporate customers; and

         o     investment in Texcom's Latin America network.

         o We currently plan to make capital expenditures totaling Ch$5,944 million in 2004 to implement our new growth strategy. We believe that our current level of available cash and our internally generated funds will be sufficient to enable us to meet our working capital investment for 2004 as currently contemplated.

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

         The restatement of principal non-monetary assets and liabilities as well as equity, income and expense accounts, and the corresponding effect on the results of our operations is set forth in the following table:

Price-Level Restatement

                                                                                 As of December 31,
                                                                --------------------------------------------------
                                                 Adjustment            2001               2002                2003
Assets                                             Index               MCh$               MCh$                MCh$
------                                           ----------        ---------          ----------         ---------

Time deposits............................          UF                     --               2,655             28,001
Marketable Securitie....................          CPI                 3,748                 159                108
Account receivables......................        UF-CPI            1,852,627           1,475,610            912,033
Property plant and equipment, net                  CPI             3,565,402           2,359,232            684,995
Investment in related companies..........          CPI                 7,477              98,022                 --
Other-non monetary assets................        UF-CPI             (302,775)            528,267             22,212
Expenses accounts........................          CPI               803,081             882,576             (9,760)
Subtotal                                                           5,929,560           5,346,521          1,637,589

Liabilities and Shareholders' Equity
Bank debts...............................        UF-CPI           (2,560,884)           (363,238)          (273,290)
Accounts Payable  .......................        UF-CPI           (2,429,017)         (2,219,502)          (991,663)
Provisions...............................          CPI              (162,205)           (130,832)          (123,038)
Shareholders' Equity.....................          CPI              (763,065)         (1,352,494)          (393,819)
Other non-monetary liabilities,..........        UF-CPI             (113,698)           (186,538)           (12,393)
Income accounts  ........................          CPI            (1,058,110)           (963,031)            18,019
Subtotal                                                          (7,086,979)         (5,215,635)        (1,776,184)
Net (loss) gain due to price-level
  restatement                                                     (1,157,419)            130,886           (138,595)



Foreign Exchange

         The foreign exchange gain (loss), net of the application of price-level restatement and the effects of any economic hedging, as described in notes 2(d) and 2(r) is summarized as follows:

                                                                                  As of December 31,
                                                                     -------------------------------------------------
                                                  Adjustment           2001               2002                2003
Assets                                              Index              MCh$               MCh$                MCh$
------                                            ----------         ----------        ----------          -----------

Cash.......................................       US Dollar             163,498         (291,201)               53,848
Time deposits..............................       US Dollar              29,548           296,077            (123,345)
Accounts Receivable........................       US Dollar           3,910,087         3,006,215          (7,876,699)
Investment in related companies............       US Dollar             325,592           220,467            (652,066)
Other non monetary assets..................       US Dollar             575,695           (8,890)              (1,439)
Total Credits                                                         5,004,420         3,222,668          (8,599,701)

Liabilities and Shareholders' Equity
Bank debts.................................       US Dollar          (5,829,703)         (371,163)              941,998



U.S. GAAP Reconciliation

         We prepare our audited consolidated financial statements in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP. See Note 30 to our audited consolidated financial statements for a description of the material differences between Chilean GAAP and U.S. GAAP, as they relate to us and our consolidated subsidiaries, a reconciliation to U.S. GAAP of our consolidated net loss and shareholders' equity (deficit) and a discussion of new accounting rules under U.S. GAAP. The following tables set forth our shareholders' equity (deficit) as of December 31, 2002 and 2003 and our consolidated net loss for the years ended December 31, 2001, 2002 and 2003 in millions of Chilean pesos under Chilean GAAP and U.S. GAAP:

                                                                             As of December 31,
                                                                          ------------------------------
                                                                            2002             2003
                                                                            MCh$             MCh$
                                                                          --------        ----------

Shareholders' equity (deficit) according to Chilean GAAP                    39,776           30,686
U.S. GAAP adjustments                                                       (4,373)          (5,323)
                                                                          --------         --------
Shareholders' equity (deficit) according to U.S. GAAP                       35,403           25,363
                                                                          ========         ========
Difference(1)                                                                (11)%            (12)%


(1) Represents the increase (decrease) of shareholders' equity (deficit) under Chilean GAAP as compared to shareholders' equity (deficit) under U.S. GAAP as of each year presented.

                                                                  Year ended December 31,
                                                                  -----------------------
                                                       2001                 2002                2003
                                                       MCh$                 MCh$                MCh$
                                                     --------             --------            ---------
Net loss according to Chilean GAAP                    (52,119)             (13,656)             (9,698)
U.S. GAAP adjustments                                      51               (2,694)               (950)
                                                     --------             --------            --------
Net loss according to U.S. GAAP                       (52,068)             (16,350)            (10,648)
                                                     ========             ========            ========
Difference (1)                                           0.1%               (20)%               (10)%


---------------
(1) Represents the increase (decrease) of net results under Chilean GAAP as compared to net results under U.S. GAAP for each year presented.

         In 2003, the difference between our consolidated net loss as determined under Chilean GAAP and the respective amount that would have been under U.S. GAAP is explained principally by loss of Ch$1,139,007 which corresponds to the consolidation under U.S. GAAP of the net loss of Colomsat S.A. We intended to sell this subsidiary and therefore we did not consolidate it under Chilean GAAP. Under U.S. GAAP the subsidiary was consolidated because we had control over the company and the held-for-sale criteria were not met.

         In 2002, the difference between our consolidated net loss as determined under Chilean GAAP and the respective amount that would have been under U.S. GAAP is explained principally by loss of Ch$2,261 million which corresponds to the consolidation under U.S. GAAP of the net loss of Colomsat S.A. We intended to sell this subsidiary and therefore we did not consolidate it under Chilean GAAP. Under U.S. GAAP the subsidiary was consolidated because we had control over the company and the held-for-sale criteria were not met.

         In 2001, the difference between our consolidated net loss as determined under Chilean GAAP and the respective amount that would have been under U.S. GAAP is explained principally by a loss of Ch$790 million due to a higher effective interest rate on renegotiated debt recognized under U.S. GAAP, and a gain on deferred income taxes of Ch$584 million.

         The significant differences between Chilean GAAP and U.S. GAAP are explained in greater detail in Note 30 to our audited consolidated financial statements.

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

         The following table sets forth our directors and executive officers, their current positions and their years of service with our company:

                                                               Number of Years
Name                               Position                    With Our Company
-------------------------------------------------------------------------------
Jaime Chico Pardo........................   Chairman of the Board             *
Sergio Rodriguez Molleda.................   Director                          *
Oscar Von Hauske Solis...................   Director                          *
Andres Vasquez del Mercado Benshimol.....   Director                          *
Adolfo Cerezo Perez......................   Director                          *
Alvaro Anriquez..........................   Director                          *
Jesus Luna Tizcareno.....................   Director                          *
Eduardo Diaz Corona .....................   Director                          *
Jorge Portillo Juarez....................   Director                          *
Alejandro Rojas Pinaud...................   Chief Executive Officer            2
Fernando Escrich Juleff..................   Chief Financial Officer           *

--------------------
 *   Have less than one year of service in our Company.

Jaime Chico Pardo was elected vice-chairman and a member of the executive committee of Telmex in 1990. His term expires in 2005. He is Chief Executive Officer of Telmex and vice chairman of the board of directors of Carso Global Telecom, S.A. de C.V. (controlling shareholder of Telmex) and America Telecom, S.A. de C.V. (controlling shareholder of America Movil, S.A. de C.V.) and director of America Movil (holding company of Radiomivil Diosa, S.A. de C.V., "Telcel") and Honeywell International. His business experience includes Chief Executive Officer of Grupo Condumex, S.A. and President of Corporacion Industrial Llantera (Euzkadi General Tire de Mexico).

Sergio Rodriguez Molleda received his law degree from the Instituto Tecnologico Antonomo de Mexico. Mr. Rodriguez is the Assistant General Counsel for Legal and Regulatory Affairs at Telmex, a position which he has held since 1996. Prior to that he worked as the Corporate Legal Under-Director at Telmex since 1994.

Oscar Von Hauske Solis was appointed as Head of Systems and Processes of Telemex in 1996. He previously worked as Head of Finance at the Grupo Condumex.

Andres R. Vazquez del Mercado Benshimol was appointed Head of Investments and Strategic Development of Telmex in 1999. He previously worked as Head of Marketing at Telcel.

Adolfo Cerezo Perez was appointed Chief Financial Officer of Telmex in 1991. His business experience includes various position in finance, including Treasurer of Telemex.

Alvaro Anriquez, partner of Phiippi, Yrarrazaval, Pulido & Brunner, holds a Master in Laws from New York University School of Law. Mr. Anriquez has broad experience in the telecom sector advising different telecom companies, and heads the Telecom and Internet Department at Philippi, Yrarrazaval, Pulido & Brunner.

Jesus Luna Tizcareno, industrial engineer with a Masters of Business from the Instituto Politecnico Nacional of Mexico. Mr. Luna has been with Telmex for 20 years in the auditing department, where he works in the areas of finance and operations for Telmex and its affiliates. Prior to Telmex, Mr. Luna taught at the Instituto Politecnico Nacional in Mexico.

Eduardo Diaz Corona holds a Master of Science from Arizona State University. Mr. Diaz started his career in the telecom sector in 1990 with Telcel. Mr. Diaz has held different executive positions in telecom companies in Sweden, Switzerland and the US. At Telmex he was previously responsible for the Internet Business Unit and is currently leading the Telmex Latin American group.

Jorge Portillo Juarez, a public accountant with a degree in Finance and Internacional Tax from the Universidad Nacional Autonoma of Mexico. Mr. Portillo has been with Telmex since 1995, holding various executive positions in the Auditing and Comptroller departments. Prior to Telmex, Mr. Portillo worked at Coopers & Lybrand (Mexico).

Alejandro Rojas Pinaud, a commercial engineer with a degree from the Universidad de Chile (1979) and an M.A. in Economics from the University of Chicago, has held senior economic positions in the Chilean government and served as a senior executive and member of the board of Empresa Nacional de Telecomunicaciones (referred to as "ENTEL"). Beginning in 1996, Mr. Rojas served as CEO of Invesco Internacional (Investment Holding), and from 1999 until March 2002, he served as CEO and chairman of the board of Smartcom PCS. He was appointed CEO of Chilesat Corp in March 2002.

Fernando Escrich Juleff, a commercial engineer with a degree from the Universidad de Chile. Mr. Escrich also has a Masters of Science in Operations Research and a Masters of Science in Engineering from Stanford University. He joined Chilesat in 2003 as Chief Financial Officer. Prior to joining Chilesat, he worked at Endesa from 1998 to 2002, and before that for Citibank N.A., Bankers Trust Co. (New York), J.P. Morgan and Stanford University.

Compensation

         For the year ended December 31, 2003, compensation paid by Chilesat Corp to directors and executive officers, directly or indirectly, was approximately Ch$115 million (US$0.2 million). Members of the board of directors receive per diem fees and participate in our net profits. Upon authorization of the board of directors, each director receives 0.5% of the total amount of dividends paid out. We do not maintain any pension or retirement programs for our directors or executive officers.

Board of Directors Practices

          We maintain a Committee of Directors, which functions as our audit committee, composed of three members who are also members of the board of directors, and the board of directors appoints them. Members serve for the same amount of time as they serve as directors of the Company and can be re-elected. According to Article 50 BIS of the Chilean Companies Act, the majority of the members of the Committee of Directors must be independent of the controlling shareholder, if possible. The Committee of Directors may appoint independent personnel to carry out certain functions. The board of directors, at a meeting held on June 15, 2004, appointed the members of the Audit Committee as follows:

         o     Mr. Eduardo Diaz Corona Jimenez; President;

         o     Mr. Sergio Rodriguez Molleda; and

         o     Mr. Jesus Luna Tizcareno.

         The Committee of Directors conducts monthly meetings and its main duties are, among others:

         o Supervising and controlling the proper functioning of our operations;

         o Examining transactions with directors or related companies pursuant to the terms of Article 44 and Article 89 of the Chilean Companies Act;

         o Reviewing the audit reports prepared by the internal controller and supervising the appropriateness of the Controlling Division's attributions; and

         o Interacting with, and approving the appointment of, the independent auditors and rating agencies.

Employees

         The following chart sets forth, for the dates indicated, our number of employees:


                                                           Year ended December 31,
                                                ---------------------------------------------
                                                   2001               2002               2003
                                                -------           --------           --------
Chilesat Corp..............................           6                  7                  7
Chilesat...................................         272                270                274
Chilesat Servicios Empresariales...........         142                166                169
Other Subsidiaries.........................         143                400                308
                                               --------           --------           --------
Total......................................         563                843                758
                                               ========           ========           ========


         At May 31, 2004, approximately 57% of our employees were represented by unions dedicated exclusively to the representation of our employees. We are party to a collective bargaining agreement with these unions, which was renewed March 31, 2003 and will expire on June 30, 2005. Chilean law protects the right of our employees to bargain collectively and strike in the event that agreements on labor contracts are not negotiated on a timely basis. Employees may strike during the collective bargaining process if no agreement has been reached. If our workers elect to strike, we may, in turn, elect to continue operating through the retention of replacement workers, but we may not terminate any striking employee during the collective bargaining process. At December 31, 2003, we were current on all our employee-related obligations. Despite the significant reductions in headcount that we have experienced in recent years, we believe our employee relations to be satisfactory.

         We do not maintain any pension or retirement programs for our employees. Most workers in Chile are subject to a national pension law, which establishes a system of independent pension plans administered by the Administradoras de Fondos de Pensiones, or AFPs, which are private pension fund management companies. We have no liability for the performance of the pension plans or for any pension payments made to employees. In 2003, modifications were made to the commissions-based component of the salary structure for employees of Chilesat Servicios Empresariales, including charges associated with the products and operations development area.

         During 2003, we focused our efforts on personnel training, striving to develop the leadership abilities of heads of departments, train the sales force with performance optimizing tools, and update technical knowledge of technology related departments.

         In 2003, losses from work-related accidents have continued their downward trend. Chilesat Servicios Empresariales S.A. reported a workplace accident rate of 0.0%. Chilesat Corp decreased from 4.42% to 0.34% and Chilesat S.A. maintained a rate of 0.34%.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Principal Shareholders

         As of June 10, 2004, our equity capital was divided into 469,687,984 registered shares of common stock, no par value, all issued, subscribed and paid for, and we had a total of 577 shareholders.

         On April 28, 2004, Telmex agreed to purchase from our controlling shareholders, Redes and Redes Cayman, 40% of our total outstanding shares. On May 4, 2004, Telmex launched a public tender offer in Chile for the remaining 60% of our outstanding shares, including shares underlying our American Depositary Shares, or ADSs, listed on the New York Stock Exchange. This public tender offer closed on June 3, 2004; 278,451,980 shares were tendered, resulting in Telmex owning 466,327,174 shares or 99.28% of our outstanding common shares. Telmex is our new controlling shareholder. On June 3, 2004, the New York Stock Exchange suspended trading in our ADSs and on June 18, 2004 we applied to delist our ADSs with the New York Stock Exchange, effective June 30, 2004.

         As of June 10, 2004, our 12 largest shareholders were as follows:

                                                           Number of Shares
                                                               Owned (1)             Ownership
                                                           ----------------          ---------

Telmex Chile Holding S.A. (2)............................      466,327,174            99.28%
The Bank of New York (3).................................        1,213,093             0.25%
Celfin Gardeweg S.A. Corredores de Bolsa ................          362,895             0.08%
Interbanka AS............................................          236,466             0.05%
Banco de la Provincia de Buenos Aires ...................          236,466             0.05%
Banchile Corredores de Bolsa S.A ........................          228,815             0.04%
Valores Security S.A. Corredores de Bolsa................          176,033             0.03%
Inversiones Sudameris Chile S.A..........................          134,522             0.02%
Santiago Corredores de Bolsa Ltda........................           80,773             0.01%
Bolsa Electronica de Chile...............................           78,483             0.01%
Inversiones y Desarrollo S.A.............................           36,776              0.0%
Armijo Scotti Fernando...................................           30,000              0.0%
Total of 12 largest shareholders.........................      469,141,496            99.82%
Other shareholders (totaling 565)........................          546,488             0.18%
Total....................................................      469,687,984            100.0%


---------------
(1)  469,687,984 total shares.
(2)  An indirect majority-owned subsidiary of Telefonos de Mexico, S.A. de
     C.V.
(3) 1,213,093 shares deposited with The Bank of New York in its capacity as depositary of the shares belonging to the holders of ADRs.

Related Party Transactions

         Article 89 of the Chilean Companies Act requires that our transactions with related parties be on a market basis or on terms similar to those customarily prevailing in the market. We are required under Article 89 to compare the terms of any such transaction to those prevailing in the market at the date at which the transaction occurred. Directors of companies that violate Article 89 are liable for losses that result from such a violation. In addition, Article 44 of the Chilean Companies Act provides that any transaction in which a director has a personal interest or is acting on behalf of a third party may be approved only when the board of directors has been informed of such director's interest and the terms of such transaction are similar to those prevailing in the market. Moreover, resolutions approving such transactions must be reported to our shareholders at the next annual shareholders' meeting. Violation of Article 44 may result in administrative or criminal sanctions and civil liability to shareholders or to third parties who suffer losses as a result of such violation. We believe that we have complied with the requirements of Article 89 and Article 44 in all transactions with related parties.

         In the ordinary course of our business, we engage in a variety of transactions with our affiliates. Financial information concerning these transactions is set forth in Note 6 to our Financial Statements. The principal transactions with such related parties during the three-year period ended 2002 are as follows:

                                                                                 Amount of Transaction
                                                                       (in millions of constant Chilean pesos at
                                                                                     December 31,)
                                                                     ----------------------------------------------
Company                     Relationship        Transaction              2001            2002             2003
---------------------     --------------     --------------------    ----------      ----------        ---------

Telecomunicaciones de     Controlling        Payment to suppliers         896.1           567.1               --
Chile S.A.                shareholder
                                             Interest in current           47.7            21.0               --
                                             account (income)
                                             Rental of El Salto           928.4           541.5               --
                                             building (expense)
                                             Leasing El Salto             234.8           137.0               --
                                             Early termination El           --          1,899.7               --
                                             Salto lease

Inversiones y Asesorias   Director and       Advisory fees                 44.0            66.5               --
Spiridon Ltda.            partner in common  (expense)

Inversiones y Asesorias   Executive          Advisory fees                103.5            15.3               --
S.A.                                         (expense)

Asesorias e Inversiones   Shareholder in     Advisory fees                 44.0            27.47              --
Santa Teresa S.A.         common             (expense)

Gestion y Servicio        Executive of       Services received            176.8           380.6               --
Externo Ltda              related company    (expense)

Chilexpress S.A           Director and       Invoicing to                 462.8           363.7               --
                          shareholder in     Chilexpress S.A.
                          common
                                             Invoicing of
                                             Chilexpress S.A.               1.3             1.4               --

                                             Real estate                  178.9             --                --

                                             Rental of real                33.8            17.7               --
                                             estate delivered
                                             Rental of real                 3.8             --                --
                                             estate received

                                             Exclusivity contract         146.7             --                --
                                             of franchising and
                                             license

                                             Courier services              36.7            14.1               --

                                             Agreement interest            85.8            39.4               --



                                                                                Amount of Transaction
                                                                       (in millions of constant Chilean pesos at
                                                                                     December 31,)
                                                                     ----------------------------------------------
Company                     Relationship        Transaction              2001            2002             2003
---------------------     --------------     --------------------    ----------      ----------        ---------

Melbourne International   Equity investee    Services (income)          1,851.7           997.1               --
Communications Limited                       Correspondent              3,134.7         1,135.3               --
                                             charges and other

Texcom Chile S.A.         Unconsolidated     Interest (income)              2.1             --                --
                          subsidiary

Series A Shareholders     Shareholder        Interest on                6,981.4             --                --
                                             renegotiated loans
                                             (expense)

Jadresic y Consultores    Director           Services received              --           7,419              28.5

Inversiones E.I.G Ltda.   Shareholder of     Advisory fees                  --              --               5.1
                          Subsidiary         (expense)

Inversiones RLM Cia       Shareholder of     Advisory fees                  --              --              12.4
Ltda.                     Subsidiary         (expense)

Inversiones Dona          Shareholder of     Advisory fees                  --              --               8.0
Candelaria Cia.Ltda.      Subsidiary         (expense)

NACS Communications Inc.  Director and       Correspondent                  --              --              20.4
                          partner in common  charges and other

Sinergy Inversiones Inc.  Director and       Advisory fees                  --              --              36.8
                          partner in         (expense)
                          common Subsidiary

Bell Technologies S.A.    Director           Property, plant and            --              --           1,140.1
                                             equipment purchase

Comercial Siglo XXI       Director and       Services (income)              --              --             149.8
S.A.                      partner in common


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

ITEM 9. THE OFFER AND THE LISTING

         Our shares are currently traded on the Santiago Stock Exchange, the Electronic Stock Exchange of Chile and the Valparaiso Stock Exchange. For the year ended December 31, 2003, the Santiago Stock Exchange accounted for approximately 84.9% of the reported trading volume of the shares. On June 3, 2004, the New York Stock Exchange suspended trading in our ADSs and on June 18, 2004 we applied to delist our ADSs with the New York Stock Exchange, effective June 30, 2004. As a result of such suspension, ADSs have been trading on the over-the-counter market. Prior to the suspension, the ADSs traded on the New York Stock Exchange under the symbol "CSA." Since May 8, 2000, each ADS has represented ten shares. Prior to that date, each ADS evidenced two shares. The ADSs have been issued by The Bank of New York, N.A. as depositary (the "Depositary").

         The following table shows the annual high and low trading prices of the shares in Chilean pesos on the Santiago Stock Exchange for the five most recent financial years:


Santiago Stock Exchange                                 Ch$Per Share (1)                   US$Per ADS (2)
                                                     ---------------------             ---------------------
                                                     High              Low             High              Low
                                                     ----              ---             ----              ---

1999........................................           392              187              8.0              3.9
2001........................................           250              110              4.6              2.1
2002........................................           110               93              1.8              1.6
2003 (3)....................................           470              189              4.4              0.2
2003........................................           186              140              2.8              2.2
2004 (through May 30, 2004).................           155              110              2.6              1.8


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

         The following table shows the quarterly high and low trading prices of the shares in Chilean pesos and the quarterly trading volume of the shares on the Santiago Stock Exchange in 2002 and 2003, the first two quarters of 2003 and for the most recent six months. It also shows quarterly high and low trading prices expressed in dollars per ADS (one ADS represents ten shares), based on quarterly observed exchange rates.


Santiago Stock Exchange                           Share            Ch$ Per Share (1)             US$Per ADS (2)
                                                  ------          ------------------           -----------------
                                                  Volume          High           Low           High          Low
                                                  ------          ----           ---           ----          ---
2002
1st Quarter...............................        2,596,236        55             21           0.8           0.3
2nd Quarter...............................        3,907,758        32             12           0.5           0.2
3rd Quarter (3)...........................          643,725       263             95           3.7           1.3
4th Quarter...............................          149,545       255            199           3.5           2.7

2003
1st Quarter...............................         9,905,338      170            160           2.5           2.1
2nd Quarter...............................         3,126,700      165            118           2.3           1.7
3rd Quarter...............................        25,680,068      137            110           1.9           1.6
4th Quarter...............................         5,132,114      145            120           2.3           1.9

2004
1st Quarter...............................        2,259,235       144            110           2.5           1.8
2nd Quarter...............................        9,095,341       155            129           2.6           2.1
December 2003.............................          599,224       130            120           2.2           1.9
January 2004..............................        1,106,572       144            110           2.5           1.9
February 2004.............................          222,441       134            126           2.3           2.2
March 2004................................          930,222       130            110           2.2           1.8
April 2004................................        3,350,777       155            129           2.6           2.1
May 2004..................................        5,744,564       153            149           2.4           2.3


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

                                                         US$Per ADS
                                                      ------------------
                                                       High        Low
                                                      -------     ------
1999...............................................   1 11/16        5/8
2000...............................................   3 15/16        5/8
2001...............................................     3 7/8      18/25
2002(1)............................................    4 7/20       6/25
2003...............................................     2 2/5     1 7/10

--------------------
(1) On August 29, 2002 we conducted a 1-for-10 reverse stock split of our common stock listed in Chile and ADSs listed on the New York Stock Exchange. The share price of ADSs for the year 2002 reflects the reverse stock split.

         The following table shows the quarterly high and low closing prices of the shares in U.S. dollars and the quarterly ADS trading volume on the New York Stock Exchange for 2002, 2003, the first quarter of 2004 and the most recent six months:

New York Stock Exchange                              ADS Trading                US$Per ADS (1)
                                                     -----------                --------------
                                                        Volume             High                Low
                                                     -----------         ----------        -----------
2002
1st Quarter....................................          190,880              19/25               7/25
2nd Quarter....................................          136,485              11/20               6/25
3rd Quarter (2)................................           26,588             4 7/20                2/5
4th Quarter....................................           16,394              3 2/5              2 1/2

2003
1st Quarter....................................          448,889            2 39/50              1 4/5
2nd Quarter....................................           37,394             2 11/5             1 1/10
3rd Quarter....................................          341,986             2 3/50            2 3/100
4th Quarter....................................          236,789              2 2/5            1 49/50

2004
1st Quarter....................................          454,900          [23 37/50]             1 4/5
December 2003..................................          129,000           2 29/100                  2
January 2004...................................          360,900          [23 37/50]           [20 2/5]
February 2004..................................           21,900           [21 7/10]         [18 19/50]
March 2004.....................................           72,100              2 2/5              1 4/5
April 2004.....................................           32,800            2 11/20              2 1/4
May 2004.......................................           97,500             2 9/20           2 11/100


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

ITEM 10. ADDITIONAL INFORMATION

Bylaws

         General. Our authorized capital consists of 469,687,984 ordinary shares, each without par value. Our stated objective is to render services and perform business operations in the telecommunications area.

         Shareholders' Meetings. Our annual shareholders' meeting is called by our board of directors and is held within four months of the end of our fiscal year. Extraordinary shareholders' meetings can be called by the board when, in its judgment, a meeting of the shareholders is warranted. Shareholders representing 10% of our total share capital may request that the board call a general or extraordinary shareholders' meeting. Only shareholders of record as of five days prior to a shareholders' meeting are allowed to vote on matters presented at that meeting.

         Resolutions may be adopted at the annual meeting of shareholders by an absolute majority of the shares present at that meeting. Resolutions that amend our bylaws may be adopted only at an extraordinary shareholders' meeting by the vote of an absolute majority of all outstanding shares. Resolutions that amend our bylaws to allow the merger or sale of our company, acceleration of our dissolution, change of our legal domicile, reduction of our capital, amendment of the rights reserved for a general shareholders' meeting, amendment of the board's authority, disposition of a substantial portion of our assets or amendment of our distribution preferences may only be adopted in a special shareholders' meeting by the vote of at least two-thirds of all outstanding shares.

Share Capital

         Common Shares

         At December 31, 2003, we had 469,105,849 shares of common stock outstanding.

         At a shareholders' meeting held on September 24, 2003, our shareholders approved a capital increase of Ch$16,500,000,000 through the issuance of 137,500,000 shares of a single series with no par value. As a result, our capital increased from Ch$186,724,202,935, represented by 469,105,849 no-par value common shares, to Ch$203,224,202,935, represented by 606,605,851 common shares. We plan to issue these shares within three years from September 24, 2003.

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

         American Depositary Shares

         At December 31, 2003, we had 547,556 ADSs issued and outstanding, which represented 1.2% of the total shares of our company. Prior to May 8, 2000, each ADS represented two shares of common stock. On May 8, 2000, we announced that, in order to maintain the minimum per share trading price set by the New York Stock Exchange, the ratio of shares per ADS would change from two shares per ADS to ten shares per ADS. At June 10, 2004, we had 121,309 ADSs issued and outstanding, which represented 0.25% of the total shares of our company.

Material Contracts

         On October 4, 2001, we entered into agreements ("convenios") with our creditors and the creditors of Chilesat, which were amended on December 28, 2001 and approved by the courts on January 25, 2002. The agreement with the creditors provided that they would be entitled to capitalize their financial credits with our company. The convenios expired on April 27, 2002. The financial obligations not capitalized have been extended and will be paid in one installment due in 14 years.

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

         On December 4, 2000, and January 12, 2001, Chilesat entered into several equipment leases, which contain options to buy US$12.3 million with IBM S.A.C. in order to implement its Optical-IP projects.

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

         On February 7, 2003 we entered into a credit agreement with Banco Santander to open a credit line in the amount of US$15.0 million. Chilesat Corp S.A. pledged its shares in Chilesat S.A., and Chilesat S.A. pledged its concession of intermediate communication services on behalf of the Banco Santander Chile.

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

         Prior to April 19, 2001, exchange control regulations of the Central Bank of Chile imposed a reserve requirement (the "encaje") on credits, deposits, investments and capital contributions from abroad. The reserve requirement consisted of a mandatory deposit in a one year, non-interest-bearing U.S. dollar account with the Central Bank of Chile (alternatively, in place of making this deposit, the borrower could enter into a repurchase agreement with the Central Bank of Chile resulting in an upfront payment to the Central Bank of Chile of an amount determined by the financing cost of the amount otherwise required to be deposited). Prior to June 26, 1998, the amount of the encaje was equal to 30% of the foreign currency brought into Chile. On June 26, 1999, the encaje was reduced to 10% and, on September 17, 1998, it was further reduced to 0%. Despite this reduction of the encaje, the Central Bank of Chile may increase it at any time up to 40% of the currency brought into Chile. No assurance can be given that the Central Bank of Chile will not increase the encaje; however, under current Chilean law, any such increase will apply only to transactions in which foreign currency is brought into Chile to purchase shares in secondary market transactions for deposit into the ADSs' facility subsequent to the time of such increase. On April 19, 2001, the encaje, or mandatory deposit, was eliminated. However, it still constitutes one of the Central Bank of Chile's powers, according to the law governing this institution.

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

         Under Article 69 of the Chilean Companies Act, the right to withdraw would also be granted to shareholders, other than the Administradoras de Fondos de Pensiones ("AFPs"), subject to certain terms and conditions, if our company was to become controlled by the Chilean government, the stock rating from first class to second or "without sufficient information," as a result of certain directly or through any of its agencies, and two independent rating agencies downgrade actions specified in Article 69 and undertaken by Chilesat Corp or the Chilean government that would negatively and substantially affect its earnings. Shareholders shall execute their withdrawal rights by tendering their stock to Chilesat Corp within 30 days of the date of the publication of a disapprobatory resolution by the Risk Assessment Commission (Comision Clasificadora de Riesgo) or of the new rating issued by two independent agencies. If the withdrawal right is exercised by a shareholder invoking
Article 69, the price to be paid shall be the weighted average of the sales price for the shares as reported on the stock exchanges on which our shares are quoted for the six-month period preceding the publication of the disapprobatory resolution or the new rating, as the case may be. If the SVS determines that shares are not actively traded, the price shall be book value calculated as described in the Chilean Companies Regulation.

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

         Cash Dividends and Other Distributions

         Cash dividends paid by our company with respect to the ADSs or shares held by a foreign holder will be subject to a 35% Chilean withholding tax, which is withheld and paid by us (hereinafter referred to as the "Withholding Tax"). A credit against the Withholding Tax is available based on the level of corporate income tax actually paid by our company on the income to be distributed (the "First Category Tax"); however, this credit does not reduce the Withholding Tax on a one-for-one basis, because it also increases the base on which the Withholding Tax is imposed. Presently, the maximum First Category Tax rate is 16.5%. Please bear in mind that pursuant to Law No. 19,753, dated September 28, 2001, the First Category Tax rate was increased from 15% to 16% in 2002, to 16.5% in 2003 and to 17% from 2004 onwards;. The example below illustrates the effective Chilean Withholding Tax burden on a cash dividend received by a foreign holder, assuming a Withholding Tax rate of 35%, an effective First Category Tax rate of 17% and a distribution of 30% of the net income of our company, distributable after payment of the First Category Tax:

Chilesat Corp S.A. taxable income....................................    100.0
First Category Tax (17% of Ch$100)...................................    (17.0)
Net distributable income.............................................     83.0
                                                                          ----
Dividend distributed (30% of net distributable income)...............     24.9
Withholding Tax (35% of the sum of Ch$25.5 dividend
  plus Ch$4.5 First Category Tax paid)...............................    (10.5)
Credit for 30% of First Category Tax.................................      5.1
                                                                           ---
Net additional tax withheld..........................................     (5.4)
                                                                          ----
Net dividend received................................................     19.5
Effective dividend withholding rate..................................     21.69%
                                                                          -----

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

         Under Chilean income tax law, dividends generally are assumed to have been paid out of a company's oldest retained profits for purposes of determining the level of First Category Tax that was paid. For information on our retained earnings for tax purposes and the tax credit available on the distribution of such retained earnings, see Note 21 to our Consolidated Financial statements.

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

U.S. Tax Considerations

         The following discussion summarizes certain United States federal income tax consequences of an investment in ADSs or shares of our common stock by U.S. holders (as defined below) as of the date hereof. This discussion is intended only as a descriptive summary, and does not purport to be a complete analysis or listing of all possible tax considerations. The discussion deals only with ADSs and shares of our common stock held as capital assets, and does not address any special United States tax consequences that may be applicable to U.S. holders who are subject to special situations such as those of dealers in securities or currencies, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities, insurance companies, traders in securities that elect to use the mark-to-market method of accounting for their securities, persons holding ADSs or shares of our common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, persons owning 10% or more of our voting stock, persons liable for alternative minimum tax, investors in pass-through entities or persons whose "functional currency" is not the United States dollar. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the Deposit Agreement, and all other related agreements, will be performed in accordance with their terms. PERSONS CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF SHARES OF COMMON STOCK OR ADSS SHOULD CONSULT THEIR OWN TAX ADVISORS ABOUT THE UNITED STATES FEDERAL, STATE AND LOCAL TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSS OR SHARES OF COMMON STOCK.

          As used in the annual report, the term "U.S. holder" means a holder of ADSs or shares of common stock who is:

         (i) an individual citizen or resident of the United States;

         (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

         (iii) an estate, the income of which is subject to United States federal income taxation regardless of its source; or

         (iv) a trust that:

                  (x) is subject to the supervision of a court within the United States and the control of one or more United States persons as described in section 7701(a)(30) of the Code; or

                  (y) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

         If a partnership holds ADSs or shares of our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners in a partnership holding ADSs, or shares of our common stock, should consult their tax advisors.

ADSs

         In general, for United States federal income tax purposes, U.S. holders of ADSs will be treated as the owners of the underlying shares of common stock that are represented by such ADSs. Accordingly, deposits or withdrawals of shares of common stock by U.S. holders for ADSs will not be subject to United States federal income tax.

Cash Dividends and Other Distributions

         Cash dividends (including the amount of any Chilean taxes withheld) paid to U.S. holders with respect to ADSs or shares of common stock will generally be treated as dividend income to such holders, to the extent paid out of current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income shall be included in the gross income of a U.S. holder as ordinary income on the day received by the U.S. holder, in the case of shares of common stock, or by the depositary, in the case of ADSs. The dividends will not be eligible for the dividends-received deduction allowed to corporations. With respect to U.S. non-corporate investors, certain dividends received before January 1, 2009 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the New York Stock Exchange), but not our shares of common stock, are readily tradable on an established securities market in the United States. Thus, we do not believe that dividends that we pay on our shares currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as "investment income" pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Non-corporate U.S. holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

         The amount of any dividend paid in Chilean pesos will equal the United States dollar value of the Chilean pesos received calculated by reference to the exchange rate in effect on the date the dividend is received by the U.S. holder, in the case of shares of common stock, or by the depositary, in the case of ADSs, regardless of whether the Chilean pesos are converted into United States dollars. If the Chilean pesos received as a dividend are not converted into United States dollars on the date of receipt, a U.S. holder will have a basis in the Chilean pesos equal to their United States dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Chilean pesos will be treated as United States source ordinary income or loss.

         Subject to certain conditions and limitations, Chilean withholding taxes (after taking into account the credit for the First Category Tax) may be treated as foreign taxes eligible for credit against a U.S. holder's United States federal income tax liability. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes or "baskets" of income. For purposes of calculating the foreign tax credit, dividends paid with respect to ADSs or shares of our common stock will be treated as income from sources outside the United States and will generally constitute "passive income" or, in the case of certain U.S. holders, "financial services income." Special rules apply to certain individuals whose foreign source income during the taxable year consists entirely of "qualified passive income" and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return). Further, in certain circumstances, a U.S. holder that has held shares of our common stock or ADSs for less than a specified minimum period during which it is not protected from risk of loss, or is obligated to make payments related to the dividends, will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on shares of our common stock or ADSs. The rules governing the foreign tax credit are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances, including the possible adverse impact on creditability to the extent a U.S. holder is entitled to a refund of any Chilean taxes withheld or a reduced rate of withholding.

         To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the shares of common stock or ADSs (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the investor on a subsequent disposition of the shares of common stock or ADSs), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. Consequently, such distributions in excess of our current and accumulated earnings and profits would generally not give rise to foreign source income and a U.S. holder would generally not be able to use the foreign tax credit arising from any Chilean withholding tax imposed on such distributions unless such credit can be applied (subject to applicable limitations) against United States tax due on other foreign source income in the appropriate category for foreign tax credit purposes.

         Distributions to U.S. holders of ADSs, additional shares of common stock, or preemptive rights with respect to shares of common stock that are made, as part of a pro rata distribution, to all shareholders of our company, will generally not be subject to United States federal income tax.

Passive Foreign Investment Companies

         We do not believe that we are a passive foreign investment company (a "PFIC") for United States federal income tax purposes, and expect to continue our operations in such a manner that we will not become a PFIC. If, however, we are or become a PFIC, U.S. holders could be subject to additional United States federal income taxes on gain recognized with respect to the ADSs or shares of common stock and on certain distributions, plus an interest charge on certain taxes treated as having been deferred by the U.S. holder under the PFIC rules.

         Non-corporate U.S. holders will not be eligible for reduced rates of taxation on any dividends received from us prior to January 1, 2009, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

Capital Gains

         Upon the sale or other disposition of ADSs or shares of common stock (or preemptive rights with respect to such shares), U.S. holders will recognize capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the amount realized for the ADSs or shares of common stock (or preemptive rights), and the U.S. holder's basis in the ADSs or shares of common stock (or preemptive rights). Such gain or loss will generally be a capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. U.S. holders will not recognize gain or loss on the exercise of preemptive rights. Any gain or loss recognized by a U.S. holder generally will be treated as United States source gain or loss. Consequently, in the case of a disposition of shares of common stock (which, unlike a disposition of ADSs, may be taxable in Chile), the U.S. holder may not be able to use the foreign tax credit for Chilean tax imposed on the gain unless it can apply the credit, subject to applicable limitations, against tax due on other income from foreign sources.

Estate and Gift Taxation

         As discussed above under "Chilean Tax Considerations-Other Chilean Taxes", there are no Chilean inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of ADSs by a foreign holder, but such taxes generally will apply to the transfer at death or by gift of shares of common stock by a foreign holder. The amount of any inheritance tax paid to Chile may be eligible for credit against the amount of United States federal estate tax imposed on the estate of a U.S. holder. Prospective purchasers should consult their personal tax advisors to determine whether and to what extent they may be entitled to such credit. The Chilean gift tax generally will not be treated as a creditable foreign tax for United States tax purposes.

Information Reporting and Backup Withholding

         In general, information reporting requirements will apply to dividends paid in respect of ADSs or shares of common stock or the proceeds received on the sale, exchange or redemption of ADSs or shares of common stock within the United States (and in certain cases, outside the United States) by U.S. holders other than certain exempt recipients (such as corporations). A backup withholding tax may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number or certification of other exempt status or fails to report interest and dividends required to be shown on its United States federal income tax returns.

         Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the U.S. holder's United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

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

         When one (or more) interim dividend is paid during the fiscal year, a final dividend is declared at the annual shareholders' meeting in an amount that, together with the interim dividend previously paid, is sufficient to satisfy the statutory requirement that at least 30% of net income for the year be paid out in dividends. Such final dividend is paid on a date fixed by the board of directors, generally in March or April. Given that we posted a loss of Ch$9,698 million (US$16.3 million) for 2003, we did not pay dividends during 2003 and do not expect to pay dividends during 2004.

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

New York Stock Exchange and Chilean Corporate Governance Requirements

         In accordance with Section 303A.11 of the New York Stock Exchange's Listed Company Manual, the following table sets forth significant differences between Chilean corporate governance requirements and comparable corporate governance requirements applicable to U.S. corporations listed on the New York Stock Exchange.


ITEM                                 NYSE REQUIREMENTS                      CHILEAN LAW REQUIREMENTS
------------------------------------ -------------------------------------- ------------------------------------------

Code of Business Conduct             A company must adopt a code of         There is no legal obligation to adopt a
                                     business conduct for its directors,    code of business conduct.  Chilean law
                                     officers and employees.  Such          requires that a company have a set of
                                     company must disclose any waiver of    internal regulations which regulates
                                     its code of conduct that is granted    employee conduct.  Such regulations may
                                     to an officer or director.             contain, among other things, regulations
                                                                            related to ethics and good behavior.
                                                                            Notwithstanding the above, a company may
                                                                            create internal codes of conduct, provided
                                                                            that they do not require or prohibit behavior
                                                                            or impose sanctions that contravene Chilean law.

Internal Audit Function              A company must have in place an        There is no similar obligation under
                                     internal audit function to provide     Chilean law.  However, Chilean law
                                     management and its audit committee     requires that companies must have both
                                     with ongoing assessments of such       external auditors and an audit
                                     company's risk management processes    department.
                                     and system of internal control.  A
                                     company may choose to outsource this
                                     function to a firm other than its
                                     independent auditors.

Meetings of Non-Management           Non-management directors must meet     No similar legal obligation exists under
Directors                            regularly without management of the    Chilean law.  Under Chilean law, the
                                     company.                               position of director of a corporation is
                                                                            incompatible with the position of
                                                                            manager, auditor, accountant or
                                                                            president of the company.  Directors
                                                                            must meet in a properly convened meeting
                                                                            in order to agree on the matters under
                                                                            their competence.


ITEM                                 NYSE REQUIREMENTS                      CHILEAN LAW REQUIREMENTS
------------------------------------ -------------------------------------- ------------------------------------------

Audit Committee                      A company must have an audit           No similar legal obligation exists under
                                     committee with a minimum of three      Chilean law.  However, in accordance
                                     members.  All the members must be      with the Chilean Companies Law 18,046,
                                     independent directors.  Each member    listed companies that have a net worth
                                     of the audit committee must have       of more than 1.5 million UFs (US$ 41 MM)
                                     knowledge of finance and accounting,   must have a committee of directors,
                                     and one member of the committee must   formed by three board members who are
                                     be considered an "audit committee      independent from the controller of the
                                     financial expert" as a result of his   company.  The committee's compensation
                                     or her knowledge of:(1) accounting     is set by the ordinary shareholders
                                     principles and their application,      meeting, and it performs the following
                                     (2) analysis, preparation and audit    functions:  (1) examine the reports of
                                     of annual reports, (3) understanding   account inspectors and external
                                     of the internal procedures for the     auditors, financial statements and give
                                     preparation and presentation of        an opinion on such reports and
                                     financial information, and (4)         statements, (2) suggests external
                                     understanding of the functions of      auditors and rating agencies to the
                                     the audit committee.  If A company     board of directors, (3) examine
                                     does not have a financial expert, it   conflicts of interest and related-party
                                     must explain why it does not.          transactions and inform the board
                                                                            regarding such conflicts and transactions,
                                                                            (4) examine compensation systems and plans
                                                                            for directors and executive officers, and
                                                                            (5) any other matters that the bylaws, the
                                                                            shareholders meeting or the board of directors
                                                                            decide.

CEO Certifications                   A company's CEO must certify           No similar obligation exists under Chilean
                                     annually that he or she is not aware   legislation. However, in accordance with Chilean law,
                                     of any violations by such company of   the directors of a company must annually submit for
                                     the NYSE's corporate governance        approval such company's annual report and financial
                                     standards  (this certification is in   statements to its shareholders at such company's annual
                                     addition to the certification          shareholders' meeting. Similarly, public companies must,
                                     required by Section 302 of the U.S.    from time to time, provide all relevant company
                                     Sarbanes-Oxley Act of 2002).           information by means of the publications and
                                                                            notifications established by law, both to the public
                                                                            and to the Superintendencia de Valores y Seguros.

Notification by the CEO to the       A company's CEO must promptly notify   No similar obligation exists under
NYSE of Non-compliance with          the NYSE in writing after any          Chilean legislation.
Corporate Gov. standards             executive officer of the company
                                     becomes aware of any material
                                     non-compliance with any applicable
                                     NYSE corporate governance standard.


ITEM                                 NYSE REQUIREMENTS                      CHILEAN LAW REQUIREMENTS
------------------------------------ -------------------------------------- ------------------------------------------

Disclosure of Significant            A company must provide a summary       No similar obligation exists under
Differences with Respect to          description of significant             Chilean legislation.
Corporate Governance Practices       differences between its home country
                                     corporate governance practices and
                                     the corporate governance
                                     requirements established by the NYSE
                                     and applicable to U.S. domestic
                                     listed companies.


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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         Even though most of our indebtedness comes from leasing, which is based on fixed interest rates, we maintain financial credits based on TAB (tasa activa bancaria) the Chilean standard variable interest rate) plus a spread. Therefore, we are affected by interest rate changes (TAB), foreign currency fluctuations and changes in the market values of its investments. Generally, we monitor our positions so as to seek lower costs of funds while maintaining our market risk within acceptable parameters. Our principal exposures relate to our investments in Chile and long-term liabilities denominated in U.S. dollars.

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

         The following discussion about our risk management includes "forward-looking statements" that involve risks and uncertainties. Actual results could differ from those projected in the forward-looking statements. See "Introduction - Forward-Looking Statements." In addition to the inherent risks related to the operations in each of our segments in which we do business, we face material market risk exposures in two categories: foreign currency exchange rate risk and interest rate risk (TAB). The following discussion provides additional information regarding our exposure to each of these risks as of December 31, 2003.

      Foreign Currency Exchange Rate Risk

         We are exposed to foreign currency risk from changes in the value of certain underlying assets and liabilities. We have performed a Value at Risk ("VAR") analysis on our exposure to changes in foreign currency exchange rates. The VAR is calculated using a historical simulation risk model to calculate changes in earnings from foreign currency risk on all significant on- and off-balance sheet exposures. The simulation contemplates a period of 12 months and calculates the potential after-tax earnings at risk associated with foreign currency fluctuations, with a 95% accuracy level. At December 31, 2003, the VAR analysis showed that foreign exchange rate fluctuations would not have a material effect upon our earnings.

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

         Our net exposure to foreign currency (U.S. dollar) exchange rate risk in Chilean pesos as of December 31, 2003 was Ch$12,147 million. Assuming a 10% increase during 2004 of the Chilean peso/U.S. dollar exchange rate with respect to 2003 year-end balances, the result would be a pre-tax accounting loss of approximately Ch$1,215 million (US$1.9 million).

         As of December 31, 2003, approximately 0.2% of our outstanding debt was exposed to an exchange rate fluctuation between the Chilean peso and other currencies. Assuming a 10% increase during 2004 of the Chilean peso/U.S. dollar exchange rate with respect to 2003 year-end balances, the result would be a pre-tax loss of approximately Ch$10 million (US$0.02 million).

         Interest Rate Risk

         Exposure to interest rate risk reflects our exposure to floating interest debt as well as debt renewals or rollovers that could be reset at higher than existing interest rates. As of December 31, 2003, approximately 1.65% of our total debt was represented by short-term debt and floating rate debt (TAB). Our net exposure to interest rate risk as of December 31, 2003 was Ch$13,294 million. Assuming a 100 basis point increase during 2004 in the weighted average interest rate with respect to 2003 year-end balances, the result would be an increase in our net annual interest expenses of approximately Ch$133 million.


         In addition, a significant amount of our debt is indexed to Chilean inflation (UF indexed debt), and as such, an increase in Chilean inflation would affect the total interest that we pay on such debt.

         The table summarizing the assets and liabilities subject to interest rate risk at December 31, 2003 is shown in Item 5. "Operating and Financial Review and Prospects - Impact of Inflation and Price-level Restatement." All interest rate sensitive instruments issued or held by our company are non-trading instruments.

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

         On October 4, 2001, we entered into agreements ("convenios")with our creditors, which were amended on December 28, 2001 and then approved by the courts on January 25, 2002. The agreements with the creditors provided that they would be entitled to capitalize their financial credits with our company. The convenios expired on April 27, 2002.

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

         On June 3, 2004, the New York Stock Exchange suspended trading of our ADSs. Trading was suspended after Telmex's tender offer resulted in approximately 78% of the outstanding ADSs tendered. As a result of such suspension, ADSs have been trading on the over-the-counter market. On June 18, 2004, the Company requested a delisting from the New York Stock Exchange, effective June 30, 2004.

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

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

          Our board of directors has determined that Eduardo Diaz Corona will serve as our "audit committee financial expert" as defined in Item 16A of Form 20-F.

ITEM 16B. CODE OF ETHICS

         We have adopted a code of ethics that applies to our chief executive officer and all senior financial officers of our company, including the chief financial officer, chief accounting officer or controller, or persons performing similar functions. Our code of ethics is filed as Exhibit 11.1. If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or wavier on our website, www.chilesat.cl.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

         The following table sets forth the fees billed to us by our independent auditors, Ernst & Young Limitada, during the fiscal years ended December 31, 2002 and 2003:


                                       Year ended December 31,
                                    --------------------------
                                    2002                  2003
                                    ----                  ----
                                     (Ch$ in constant millions)

  Audit fees                           230                 151
  Audit-related fees                     -                   -
  Tax fees                               3                   3
  Other                                  -                   -
                                   -------             -------
        Total fees                     233                 154


         Audit fees in the above table are the aggregate fees billed and contracted to be billed by Ernst & Young Limitada in connection with the audit of our 2002 and 2003 annual financial statements, statutory and regulatory filings and engagements, including the review of our interim financial statements as of and for the period ended June 30, 2003.

          We did not incur any audit-related fees or other fees with Ernst & Young Limitada. Tax fees include fees related to tax compliance, tax advice and tax planning for the years ended December 31, 2002 and 2003.

Audit Committee Pre-Approval Policies and Procedures

          We have adopted pre-approval policies and procedures under which all audit and non-audit services provided by our external auditors must be pre-approved by the Committee of Directors, which functions as our audit committee. Any service proposals submitted by external auditors need to be discussed and approved by the Committee of Directors during its meetings, which take place at least four times a year. Once the proposed service is approved, we or our subsidiaries formalize the engagement of services. In addition, the members of our board of directors are briefed on matters discussed by the different committees of our board.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

         Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
          PURCHASERS

         Not applicable.

                                   PART III

ITEM 17. FINANCIAL STATEMENTS

         Our financial statements have been prepared in accordance with Item 18 hereof.

Item 18.            Financial Statements

         The following consolidated financial statements of our company and its subsidiaries are included at the end of this report:

Report of Independent Auditors............................................F-1

Consolidated Balance Sheets as of December 31, 2002 and 2003..............F-2

Consolidated Statements of Operations for the years ended
December 31, 2001, 2002 and 2003..........................................F-3

Consolidated Statement of Cash Flows for the years ended December 31,
2001, 2002 and 2003.......................................................F-4

Notes to the Consolidated Financial Statements............................F-7

ITEM 19. EXHIBITS

         Index to Exhibits.

1.1 Estatutos (bylaws) of the company, as amended and approved by shareholders on September 24, 2003 (filed herewith).

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

11.1 Code of Ethics of the Company, dated June 26, 2004 (filed herewith).

12.1 Certification of Mr. Alejandro Rojas pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

12.2 Certification of Mr. Fernando Escrich pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

13.1 Certification of Mr. Alejandro Rojas pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley At of 2002 (filed herewith).

13.2 Certification of Mr. Fernando Escrich pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith

                     [This page intentionally left blank.]

CHILESAT CORP S.A.

REPORT ON EXAMINATION OF FINANCIAL STATEMENTS

for the three years ended December 31, 2003.

                     CHILESAT CORP S.A. AND SUBSIDIARIES



INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Auditors............................................. F-1
Consolidated Balance Sheets as of December 31, 2002 and 2003............... F-2
Consolidated Statements of Operations for each of the three years in the period ended December 31, 2003.................................... F-3
Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2003.................................... F-4
Notes to the Consolidated Financial Statements............................. F-7


Ch$    -  Chilean pesos
ThCh$  -  Thousands of Chilean pesos
US$    -  United States dollars
ThUS$  -  Thousands of United States dollars
UF     -  Unidades de Fomento ("UF") is an inflation-indexed, peso denominated monetary unit. The UF rate is set daily based on changes in the Chilean Consumer Price Index (Note 2c)

Report of Independent Auditors

To the Board of Directors and Shareholders
Chilesat Corp S.A. and subsidiaries:

We have audited the accompanying consolidated balance sheets of Chilesat Corp S.A. and subsidiaries (collectively, the "Company") as of December 31, 2002 and 2003, and the related consolidated statements of operations and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chilesat Corp S.A. and subsidiaries as of December 31, 2002 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Chile and the regulations established by the Chilean Superintendency of Securities and Insurance, which differ in certain respects from generally accepted accounting principles in the United States of America (see Note 30 to the consolidated financial statements).




ERNST & YOUNG LIMITADA


Santiago, Chile, March 29, 2004

                      CHILESAT CORP S.A. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)

                                                                 Note                      As of December 31,
                                                                             ----------------------------------------------
                                                                                2002             2003             2003
                                                                            ------------     ------------     -------------
                                                                                ThCh$            ThCh$            ThUS$
                                                                                                              (See Note 2a)
ASSETS
CURRENT ASSETS:
  Cash.....................................................                      874,903        1,358,898           2,288
  Time deposits............................................                       92,460          287,281             484
  Marketable Securities....................................                      330,790            4,252               7
  Accounts receivable, net of allowance for doubtful
    accounts of ThCh$5,031,108 and ThCh$5,546,699 as of
    December 31, 2002 and 2003 respectively................        5           6,203,798        6,035,569          10,164
  Notes receivable, net of allowance for doubtful accounts
    of ThCh$1,612,726 and ThCh$1,574,996...................        5             515,512          146,096             246
  Miscellaneous receivable.................................        5           1,579,766        1,275,618           2,148
  Accounts receivable from related companies ..............        6             126,425                -               -
  Recoverable taxes .......................................        7             673,813        1,012,737           1,706
  Prepaid expenses ........................................        8             493,363          918,980           1,548
  Other current assets ....................................       9-10           145,708        1,810,347           3,049
                                                                            ------------     ------------        --------
    Total current assets...................................                   11,036,538       12,849,778          21,640
                                                                            ------------     ------------        --------
Property, Plant and Equipment, net.........................       11          71,336,376       66,744,195         112,402
                                                                            ------------     ------------        --------
OTHER ASSETS:
Long-Term receivable from related companies................        6           1,221,641           72,302             122
Goodwill, net .............................................       13             464,243          432,732             729
Other Assets ..............................................       14             273,117           38,265              64
                                                                            ------------     ------------        --------
    Total other assets.....................................                    1,959,001          543,299             915
                                                                            ------------     ------------        --------
    Total assets...........................................                   84,331,915       80,137,272         134,957
                                                                            ============     ============        ========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Short-term bank loans ...................................       15                   9                -               -
  Current portion of long-term bank debt ..................       15             669,160          847,048           1,426
  Trade accounts payable ..................................       16           6,031,185        6,335,058          10,669
  Notes payable ..........................................       17          13,852,166       13,614,282           22,927
  Notes and accounts payable to related companies .........        6              33,570            5,735              10
  Accrued expenses, provisions and withholdings payable ...       18             883,561          758,172           1,277
  Other current liabilities................................       19           1,199,910          997,175           1,679
                                                                            ------------     ------------        --------
    Total current liabilities..............................                   22,669,561       22,557,470          37,988
                                                                            ------------     ------------        --------

LONG-TERM LIABILITIES
  Long-term bank debt .....................................        15          4,132,218       14,439,168          24,317
  Notes payable............................................        17          9,675,921        7,312,136          12,314
  Accrued liabilities......................................        20          2,747,154        1,129,755           1,903
  Deferred Income .........................................        22          5,139,873        4,138,641           6,970

Commitments and Contingencies..............................        26                  -                -               -

Minority Interest..........................................        23            191,476         (125,740)           (212)

SHAREHOLDERS' EQUITY                                               24
  Common stock.............................................                  188,591,445      188,591,445         317,601
  Other reserves...........................................                   (3,505,719)      (2,897,312)         (4,879)
  Accumulated deficit......................................                 (145,310,014)    (155,008,291)       (261,045)
                                                                            ------------     ------------        --------

    Total Shareholders' equity.............................                   39,775,712       30,685,842          51,677
                                                                            ------------     ------------        --------
    Total Liabilities and Shareholders' equity.............                   84,331,915       80,137,272         134,957
                                                                            ============     ============        ========

          The accompanying notes 1 to 31 are an integral part of these consolidated financial statements.


                      CHILESAT CORP S.A. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)

                                                      Note                        For the years ended December 31,
                                                                   -----------------------------------------------------------
                                                                       2001          2002            2003             2003
                                                                   ------------   -----------     -----------     -------------
                                                                       ThCh$         ThCh$           ThCh$            ThUS$
                                                                                                                  (See Note 2a)

OPERATING RESULTS
  Net sales....................................                     51,175,837     44,231,667      43,267,256          72,865
  Cost of sales ...............................                    (40,223,378)   (33,750,551)    (32,788,101)        (55,217)
                                                                   ------------   ------------    ------------       --------
    Gross margin...............................                     10,952,459     10,481,116      10,479,155          17,648
  Selling and administrative expenses..........                    (20,245,933)   (19,466,067)    (18,395,806)        (30,980)
                                                                   ------------   ------------    ------------       --------
    Operating loss.............................                     (9,293,474)    (8,984,951)     (7,916,651)        (13,332)
                                                                   ------------   ------------    ------------       --------
NON-OPERATING RESULTS
  Interest income..............................                        771,477        684,357         423,192             713
  Non-operating income  .......................        28              833,976      3,307,323       7,641,508          12,869
  Interest expense.............................                    (10,481,512)    (3,644,155)     (2,058,573)         (3,467)
  Non-operating expenses ......................        29          (25,946,070)    (3,489,051)     (9,088,502)        (15,306)
  Participation in net losses of related
  companies ...................................        12             (184,671)      (316,956)               -              -
  Amortization of goodwill ....................        13              (13,647)       (25,459)        (30,108)            (51)
  Price-level restatement (loss) Gain, net ....         3           (1,157,419)        130,886       (138,595)           (233)
  Foreign exchange (loss) Gain, net............         4           (6,370,232)    (1,499,298)       1,185,182          1,996
                                                                   ------------   ------------    ------------       --------
    Non-operating loss.........................                    (42,548,098)    (4,852,353)     (2,065,896)         (3,479)
                                                                   ------------   ------------    ------------       --------
    Loss before income taxes and minority interest                 (51,841,572)   (13,837,304)     (9,982,547)        (16,811)

  Income taxes ................................        21             (576,467)       (19,529)        (16,971)            (29)
                                                                   ------------   ------------    ------------       --------
    Loss before minority interest..............                    (52,418,039)   (13,856,833)     (9,999,518)        (16,840)

  Minority interest............................        23              299,241        200,526         301,241             507
                                                                   ------------   ------------    -----------        --------
  Net loss.....................................                    (52,118,798)   (13,656,307)     (9,698,277)        (16,333)
                                                                   ===========    ===========      ==========        ========


          The accompanying notes 1 to 31 are an integral part of these consolidated financial statements.


                      CHILESAT CORP S.A. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)

                                                                                  For the years ended December 31,
                                                                   -------------------------------------------------------------
                                                                       2001            2002            2003             2003
                                                                   ------------     -----------     -----------     -------------
                                                                       ThCh$           ThCh$           ThCh$            ThUS$
                                                                                                                    (See Note 2a)

CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss for the year                                            (52,118,798)     (13,656,307)     (9,698,277)        (16,333)

  Charges (credits) to income that do not represent cash movements:

  Depreciation                                                      14,148,216       12,433,229      11,313,147          19,052
  Amortization of intangibles                                          152,895            7,578           2,630               4
  Write-offs and provisions                                         23,773,177        3,624,895       8,159,711          13,742
  Accrued (gain) loss on equity method investments                     184,671          316,956               -               -
  Amortization of goodwill                                              13,647           25,459          30,108              51
  Loss (gain) on sale of property, plant and equipment                  (6,415)          49,697          52,017              88
  Price-level restatement, net                                       7,527,651        1,368,412      (1,046,587)         (1,763)
  Gain on deconsolidation of Subsidiaries                                    -                -      (5,110,511)         (8,606)
  Other credits to income that do not represent cash
    movements                                                         (863,731)          35,722          15,674              26

  Changes in current assets and liabilities, affecting cash flows:

  Decrease (increase) in accounts receivable                           101,112         (231,391)        502,623             846
  Decrease in accounts receivable from related
    companies                                                        2,043,427          989,818         126,425             213
  Decrease (increase) in other current assets                          870,921         (270,981)     (1,178,411)         (1,985)
  Increase in recoverable taxes                                       (536,975)        (345,932)       (105,629)           (178)
  Increase (decrease) in accounts payable                            2,545,094       (2,106,557)       (391,108)           (659)
  Increase (decrease) in interest payable                            7,330,701       (5,368,060)      1,597,731           2,691
  (Decrease) increase in other accounts payable                       (672,844)       1,463,061      (1,097,836)         (1,849)
  Minority interest                                                   (299,241)        (200,526)       (301,241)           (507)
                                                                  ------------      ------------     ----------        --------

    Net cash provided by (used in) operating activities              4,193,508       (1,864,927)      2,870,466           4,833
                                                                  ------------      -----------      ----------        --------

FINANCING ACTIVITIES
  Loans received                                                             -                 -     11,222,225          18,899
  Stock issued for cash                                                      -         7,202,282              -               -
  Other sources of financing                                                 -           507,379         83,799             141
  Repayment of loans                                               (13,742,456)         (574,833)    (1,169,142)         (1,969)
  Repayments of long-term notes payables                                     -           (52,210)             -               -
                                                                   -----------       -----------    -----------        --------
    Net cash (used in) provided by financing activities            (13,742,456)        7,082,618     10,136,882          17,071
                                                                   -----------       -----------    -----------        --------


          The accompanying notes 1 to 31 are an integral part of these consolidated financial statements.

                      CHILESAT CORP S.A. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)

                                                                                  For the years ended December 31,
                                                                   -------------------------------------------------------------
                                                                       2001            2002            2003             2003
                                                                   ------------     -----------     -----------     -------------
                                                                       ThCh$           ThCh$           ThCh$            ThUS$
                                                                                                                    (See Note 2a)

INVESTING ACTIVITIES
  Sales of property, plant and equipment                               143,934          739,490       3,016,903          5,081
  Sales of investments in related companies                                  -               72               -              -
  Sales of financial investments                                    13,685,678           12,181               -              -
  Acquisitions of property, plant and
    equipment                                                       (5,676,333)      (8,459,181)    (12,505,360)       (21,060)
  Purchases of permanent investments                                         -         (515,966)              -              -
  Collections of loans from related companies                        1,025,911          494,188               -              -
  Loans to related companies                                                 -                -      (1,060,598)        (1,786)
  Other amounts received in investing
    activities                                                         179,899          266,357         349,248            588
  Other amounts used in investing activities                           (96,087)        (387,422)     (1,086,730)        (1,830)
                                                                  ------------      -----------     -----------        -------
  Net cash provided by (used in) investing
    activities                                                       9,263,002       (7,850,281)    (11,286,537)       (19,007)
                                                                  ------------       ----------    ------------        -------

NET CASH FLOW FOR THE YEAR                                            (285,946)      (2,632,590)      1,720,811          2,897

EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS                       (74,394)        (114,024)       (131,686)          (222)
                                                                  ------------       ----------    ------------        -------

NET CHANGE IN CASH AND CASH EQUIVALENTS                               (360,340)      (2,746,614)      1,589,125          2,675

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR               4,401,578         4,041,238        969,376          1,633
                                                                  ------------       -----------   ------------        -------
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR                     4,041,238         1,294,624      2,558,501          4,308
                                                                  ============       ===========   ============        =======

          The accompanying notes 1 to 31 are an integral part of these consolidated financial statements.

                      CHILESAT CORP S.A. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)

SUPPLEMENTARY CASH FLOW INFORMATION

                                                                     For the years ended December 31,
                                                        --------------------------------------------------------
                                                         2001             2002             2003             2002
                                                        ------           -------          --------      ----------
                                                         ThCh$            ThCh$            ThCh$            ThUS$
                                                                                                      (See Note 2a)
Interest paid..................................        1,781,522          621,526          450,177          758
Income tax paid................................          (73,183)         (43,952)        (175,359)        (295)


SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

a) During the years ended December 31, 2001, 2002 and 2003, the Company entered into new capital leases of ThCh$6,896,117 ThCh$366,070 and ThCh$2,473,184 respectively related to the acquisition of property, plant and equipment.

b) On May 25, 2002 certain debt holders of the Company converted outstanding debt of ThCh$73,372,993 (historical amount) and contributed
     ThCh$6,963,374 of cash in exchange for ThCh$80,336,367 of common stock.

c) Refer to Note 2(o) for an explanation of the deconsolidation of Nacs Communications Inc. which is a non-cash transaction for the year.


     The accompanying notes 1 to 31 are an integral part of these consolidated financial statements.

                      CHILESAT CORP S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)


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

Chilesat Corp S.A. and subsidiaries (collectively the "Company") is a telecommunications company principally engaged in providing long distance telephone and related services primarily in Chile and also in other South American countries and the United States of America. The Company is engaged in the provision of services consisting of (i) public long distance telephone services; and (ii) private long distance telephone and related business services directly to corporate customers. Related business services provided by the Company to corporate customers include private long distance networks for large volume customers, digital leased lines, switched data transmission and telex, as well as video and audio satellite links for broadcasting corporations. Long distance telephone and related business services are provided through the Company's nationwide network integrating fiber optic cables, microwave stations, digital switches and satellite earth stations, which are connected through satellite and fiber-optic cable systems with the networks of major telecommunications companies around the world that enable the Company to service incoming as well as outgoing international traffic.

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

                      CHILESAT CORP S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)


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

On January 30, 2002, the shareholders voted to increase the Company's capital in the sum of Ch$ 263,670,336,297 (historical) with the issuance of 7,470,659,529 series A shares and 7,177,692,488 series B shares, at an issue price of 18 Chilean pesos per share in order to facilitate the recapitalization process.

On April 15, 2002, Southern Cross, through its affiliates Redes Opticas S.A. and Redes Opticas (Cayman) Corp., announced the successful conclusion of its tender offer and acquired Ch$ 17,760,285,657 (historical) of the financial obligations of the Company and Ch$ 49,380,474,117 (historical) of the financial obligations of the Subsidiary Chilesat S.A.

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

As explained in note 31 "Subsequent events" on April 28, 2004 Southern Cross and other shareholders sold to Telefonos de Mexico, acting directly through Telmex Chile Holding S.A., ("Telmex"), a total of 40% of the outstanding shares of the Company. Thereafter, on May 5, 2004 Telmex launched a public tender offer in Chile for the remaining 60% of our outstanding shares, including the shares underlying the Company's American Depositary
Shares ("ADSs"), listed on the New York Stock Exchange. As a result of that Telmex became the new controlling shareholder.

                      CHILESAT CORP S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)


Note 2 - Summary Of Significant Accounting Policies

a)   Basis of presentation

     The Company maintains its accounting records and prepares its financial statements in Chilean pesos. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Chile and the specific accounting regulations of the SVS (collectively "Chilean GAAP").

     The preparation of financial statements in conformity with Chilean GAAP, and the preparation of the reconciliation to generally accepted accounting principles in the United States ("US GAAP"), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     The translation of Chilean pesos amounts into United States dollar amounts for the December 31, 2003 consolidated financial statements are presented solely for the convenience of the reader and has been made at the December 31, 2003 exchange rate of Ch.$593.80 per US$1. This translation should not be construed as representing that the Chilean peso amounts actually represent or have been, or could be, converted into United States dollars.

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

     Consolidated subsidiaries

     The consolidated financial statements for the years ended December 31, 2001, 2002 and 2003 include the following subsidiaries:

                                                                         Consolidated ownership percentage
                                                                 ----------------------------------------------
                         Company                                    2001                2002               2003
                         -------                                 --------              -----              ------

       Chilesat S.A......................................           99.99              99.99               99.99
       Chilesat Servicios Empresariales S.A..............           99.99              99.99               99.99
       Texcom S.A. and subsidiaries (1)..................           98.44              98.44               98.44
       Landana Properties Inc............................          100.00             100.00              100.00
       Telex Chile Overseas Ltd..........................          100.00             100.00              100.00
       Telsys S.A. and subsidiaries (2) .................          100.00             100.00              100.00
       Net - Chile S.A.  ................................             -               100.00              100.00


                      CHILESAT CORP S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)


Note 2 - Summary Of Significant Accounting Policies, continued


b)   Consolidation, continued

(1) As of December 31, 2001, 2002 and 2003, the consolidated financial statements also include the assets and liabilities of the following foreign subsidiaries of Texcom S.A.

                                                                     Consolidated ownership percentage
                                                                  ----------------------------------------
                            Company                                  2001            2002           2003
                            -------                               ---------         ------         -------

       Alliston Properties, Inc..........................            98.44           98.44           98.44
       Telecommunications Investments Joint Venture......            88.59           88.59           88.59
       NACS Communications Inc...........................            88.59           88.59              -
       Perusat S.A.......................................            93.67           93.67           93.67
       Kroll S.A.........................................            98.44           98.44           98.44


(2) As of December 31, 2002 and 2003, the consolidated financial statements also include the assets and liabilities of the following subsidiaries of Telsys S.A.

                                                                Consolidated ownership percentage
                                                                ---------------------------------
                            Company                             2001          2002         2003
                            -------                             ----          ----         ----

       Inversiones Proventus S.A.........................           -        55.00         55.00
       Gestion Integral de Clientes S.A..................           -        55.00         55.00



     Until December 31, 2002 the subsidiary Net-Chile S.A. was considered to be in the development stage and accordingly in accordance with Chilean GAAP was not consolidated up until that date.

     Inversiones Proventus S.A.:

     On September 14, 2002, Telsys S.A. acquired 55% of the shares of Inversiones Proventus S.A. for ThCh$ 502,721 (historical value), equivalent to 55,000 shares that were subscribed and fully paid by Telsys S.A., generating goodwill of ThCh$ 290,807.

     Chilesat S.A.:

     On January 6, 2003 Chilesat Corp S.A. increased the capital of Chilesat S.A. in the amount of ThCh$ 43,440,234 (historic value) equivalent to 246,427,469 shares, by capitalizing an outstanding loan.

     NACS Communications Inc.:

     On May 1, 2003 the Company's s subsidiary containing the operations in the United States, NACS Communications Inc. entered into Chapter 7 bankruptcy. As such, the Company lost control of the assets relating to its operations.

                      CHILESAT CORP S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)


Note 2 - Summary Of Significant Accounting Policies, continued


b)   Consolidation, continued

Colomsat S.A.:

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

Summarized Balance Sheet as of December 31, 2003 is as follows:

                                            ThCh $                                                           ThCh $
                                          ----------                                                       ----------
Current Assets...........................    422,786      Current Liabilities.............................    975,613
Property, plant and equipment, net.......  5,134,589      Long-term liabilities...........................  8,991,913
Other assets.............................  2,834,206      Shareholders' equity............................ (1,575,945)
                                          ----------                                                       ----------
Total assets.............................  8,391,581      Total Liabilities and Shareholders' Equity......  8,391,581
                                          ==========                                                       ==========

Summarized Balance Sheet as of December 31, 2002 is as follows:

                                             ThCh $                                                           ThCh $
                                          -----------                                                       ----------
Current Assets...........................     618,675      Current Liabilities............................    810,378
Property, plant and equipment, net.......   7,123,274      Long-term liabilities.......................... 10,431,907
Other assets.............................   3,390,328      Shareholders' equity...........................   (110,008)
                                           ----------                                                      ----------
Total assets.............................  11,132,277      Total Liabilities and Shareholders' Equity..... 11,132,277
                                           ==========                                                      ==========

Texcom Telecomunicaciones C.A. (Venezuela)

On October 30, 2002, the Parent Company sold all its shares of subsidiary Texcom Telecomunicaciones C.A. The value of the sale was 1,000 Venezuela Bolivares (Ch$525). This transaction generated a gain of Th.Ch.$1,190,789 (see
Note 28). In November 2001, this subsidiary closed its operations and therefore was not included in the consolidation at December 31, 2002.

                      CHILESAT CORP S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)


Note 2 - Summary Of Significant Accounting Policies, continued


c)   Price-level restatement and inflation-indexed instruments

     The consolidated financial statements, which are expressed in Chilean pesos, have been restated to reflect the effects of variations in the purchasing power of the local currency during each year. For this purpose, and in conformity with current Chilean regulations, non-monetary assets and liabilities, shareholders' equity accounts and income and expense accounts have been restated each year in terms of year-end constant pesos. The resulting net charge or credit to the consolidated statement of operations arises as a result of the gain or loss in purchasing power from holding monetary assets and liabilities exposed to the effects of inflation. In accordance with Chilean tax regulations and accounting practices, the restatements were calculated based on the official Consumer Price Index ("CPI") of the National Institute of Statistics, which was 3.1%, 3.0% and 1.0% for the years ended November 30, 2001, 2002 and 2003, respectively. The index is based on the "prior month rule," pursuant to which the inflation adjustments are based on the CPI at the close of the month preceding the close of the respective period or transaction. This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement of reflecting the variation in the general level of prices in the country. Consequently, this index is widely used for financial reporting purposes in Chile.

     For comparative purposes, the consolidated financial statements for the years ended December 31, 2001 and 2002 and the amounts disclosed in the related footnotes have also been restated in terms of Chilean pesos of December 31, 2003 purchasing power.

     The above-mentioned price-level restatements do not purport to present appraised or replacement values and are only intended to restate all non-monetary financial statement components in terms of local currency of similar purchasing power and to include in net income for each year, the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

     Certain assets and liabilities are denominated in Unidades de Fomento ("UF"). The UF is a Chilean inflation-indexed peso-denominated monetary unit which is set daily in advance based on changes in the CPI. The adjustments to the closing value of UF-denominated assets and liabilities are included in the price-level restatement account in the consolidated statements of operations. Each UF was equivalent to Ch.$16,262.66, Ch.$16,744.12 and Ch.$16,920.00 as of December 31, 2001, 2002 and 2003,
     respectively.

d)   Assets and liabilities in foreign currency

     Assets and liabilities included in the consolidated balance sheets that are denominated in US dollars have been translated into Chilean pesos at the rates of exchange at the balance sheet dates, which were Ch$654.79, Ch.$718.61 and Ch.$593.80 per US$1 in 2001, 2002 and 2003, respectively.

                      CHILESAT CORP S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)


Note 2 - Summary Of Significant Accounting Policies, continued

e) Time deposits, marketable securities and investments under agreements to resell:

     Time deposits and marketable securities are shown at cost plus price-level restatement (indexation) and accrued interest, which approximates the market value of these items.

     Investments in mutual funds are presented at their redemption value at the end of each accounting period. Investments in other companies are recorded at the lower of adjusted cost or market value.

     Financial instruments acquired subject to reverse repurchase agreements are classified as other current assets (see Note 9). These financial instruments are notes issued by the Chilean Central Bank, primarily denominated in UF and are stated at cost plus interest and indexation accrued at year-end.

f)   Allowance for doubtful accounts

     The Company has established an allowance for all doubtful accounts at each year-end based on the aging of the accounts and considering the Company's historical recovery rate.

g)   Property, plant and equipment

     Property, plant and equipment are stated at cost plus price-level restatement, and include actual construction and financing costs incurred until the assets are in a condition to be used, applying an average cost of financing.

     Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. As of December 31, 2003, the estimated useful lives of the principal categories of property, plant and equipment are as follows:

                                             Estimated useful lives (years)
                                             -----------------------------

             Buildings and installations                 25-60
             Machinery and equipment                      3-10
             Other fixed assets                           3-10

     Assets acquired under capital lease contracts are shown at the present value of the minimum lease payments calculated by discounting the value of installments and the purchase option at the interest rate implicit in each respective contract.

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

     A provision for participation in losses related to investments in related Companies that present negative shareholders' equity is recognized under the caption Accrued Liabilities - Long Term.

                      CHILESAT CORP S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)


Note 2 - Summary Of Significant Accounting Policies, continued

i)   Goodwill

     Goodwill is recorded in accordance with Technical Bulletin No. 42, "Investments in Companies and Financial Instruments", of the Chilean Association of Accountants, and represents the difference between the acquisition cost and the equity value of investments in related companies at the date of the acquisition. These differences are amortized using the straight-line method over an estimated period which does not exceed 20 years.

j)   Severance indemnities

     The Company does not have contracts in place with its personnel to pay severance indemnities and thus is not obligated to pay indemnities based on years of service. Amounts actually paid in accordance with Chilean law are charged to the statement of operations as incurred.

k)   Employee vacations

     The cost of vacations is recognized in the financial statements on an accrual basis.

l)   Income taxes

     Income tax is determined on the basis of net taxable income determined in accordance with the applicable Chilean Income Tax Law.

     Beginning January 1, 2000, the Company records deferred income taxes in accordance with Technical Bulletin Nos. 60 and complementary technical bulletins thereto issued by the Chilean Association of Accountants, and with Circular No. 1466 issued on January 27, 2000 by the SVS, recognizing the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities, using the liability method.

     Previously, deferred income taxes attributable to those temporary differences related to items that were treated differently for tax and accounting purposes were not recorded as they were considered to be offsetting and temporary in nature and thus were not required to be recorded pursuant to Technical Bulletin No. 41 of the Chilean Association of Accountants.

     As a transitional provision, a contra asset or liability was recorded offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. The contra asset or liabilities, defined as "complementary accounts", are being amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates.

     In accordance with Chilean GAAP, the future realization of tax benefits for deductible temporary differences or tax losses, depends on the existence of sufficient taxable net income in the future. A valuation allowance is created to set-off the effects of the tax losses when it is more probable than not that no future benefit will be obtained from the tax losses.

                      CHILESAT CORP S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)


Note 2 - Summary Of Significant Accounting Policies, continued

l)   Income taxes, continued

     Due to the above, the Parent Company and its subsidiaries have established a valuation provision equivalent to the net asset position of deferred income taxes at the year-end in the total amount of ThCh$16,463,929 as of December 31, 2003 (ThCh$15,149,696 in 2002).

m)   Revenue recognition

     The Company recognizes revenues when services are rendered. The value of services rendered and not billed is included in trade accounts receivable.

     Prepaid calling cards

     Revenue from the sale of prepaid calling cards is recognized as the earliest between the month in which the traffic is used or in which the card expires. Remaining unused traffic for unexpired calling cards is shown as deferred revenue in current liabilities.

     International long distance traffic

     Revenues from international long distance traffic are recognized on an accrual basis. Unbilled long distance traffic is included in trade accounts receivable.

     Trade of international long distance traffic

     The Company has signed operating agreements with foreign entities to deliver and receive international long distance traffic. Revenue for these services is recognized on an accrual basis. Related costs are classified as costs of sales. Under these agreements, the Company is entitled to receive the same amount of international traffic from each foreign entity as the Company sends to this entity from Chile. The net exchange of traffic is collected or paid on the basis of the rates established in the respective agreements.

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

                      CHILESAT CORP S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)


Note 2 - Summary Of Significant Accounting Policies, continued

n)   Computer software

     The Company only has computer software which has been acquired from third parties and which is amortized over a maximum period of 4 years.

o)   Consolidated statements of cash flows

     For the purposes of preparing the consolidated statements of cash flows, and in accordance with Technical Bulletin No. 50 issued by the Chilean Association of Accountants, the Company considers all highly liquid investments with a remaining maturity of less than three months at the closing date of the financial statements to be cash equivalents. Cash and cash equivalents are summarized as follows:

                                                              2001                 2002                 2003
                                                            ----------           ---------            ---------
                                                              ThCh$                ThCh$                ThCh$

       Cash                                                    849,751             874,903            1,358,898
       Time deposits                                           253,017              92,460              287,281
       Mutual Funds                                            303,920             327,261                    -
       Overnight and other short-term deposits (Note 8)      2,634,552                  -               912,322
                                                             ---------           ---------            ---------
       Total                                                 4,041,240           1,294,624            2,558,501
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

     The difference of ThCh$ 325,248 between the final balance of cash and cash equivalents as at December 2002 and the beginning balance of cash and cash equivalents as at December 2003, mainly relates to the fact that the subsidiary of Texcom S.A., Nacs Communications Inc., is not included in consolidation.

                                                              Statement of
                                                                Cash Flow
                                                              -------------
     Cash and Cash Equivalent as of December 31, 2002.........  1,294,624
     Deconsolidation of Nacs Communication Inc................   (325,248)
                                                                ---------
     Total cash and cash equivalent as of January 1, 2003.....    969,376
                                                                ---------

     Other credits to income which do not affect cash flows amounting to ThCh$ 5,110,511 relates to the exclusion from consolidation of the subsidiary of Texcom S.A., Nacs Communications Inc.

                      CHILESAT CORP S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)


Note 2 - Summary Of Significant Accounting Policies, continued

p)   Derivative Contracts

     From time to time, the Company enter with foreign exchange forward contracts that have been designated as hedge instruments against variations in the foreign exchange rate of specific items, and are recorded in accordance with Technical Bulletin No. 57 issued by the Chilean Accountants Association Chilean Association of Accountants. As of December 31, 2003, the Company had no foreign exchange forward contracts outstanding.

q)   Translation of foreign currency financial statements

     Financial statements of consolidated foreign subsidiaries and foreign investments in related companies have been converted into Chilean pesos in accordance with Technical Bulletin No. 64, Accounting for Investments Abroad" ("BT 64"), of the Chilean Association of Accountants, as follows:

     Financial statements of foreign operations with the Chilean peso as the functional currency are those whose activities are considered an extension of the Chilean operations, and are translated into Chilean pesos as follows:

     o Monetary assets and liabilities are translated at the year-end exchange rate.
     o Non-monetary items, primarily property, plant and equipment and shareholders' equity, are measured using historical exchange rates in effect at the time of the transactions.
     o Income and expense accounts are translated into Chilean pesos at the average exchange rate of the month in which the transactions occur, except for those expenses related to assets and liabilities that have been remeasured at historical exchange rates.
     o Exchange differences resulting from the above translation are recorded in the statement of operations.

                      CHILESAT CORP S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)


Note 2 - Summary Of Significant Accounting Policies, continued

q)   Translation of foreign currency financial statements, continued

     Financial statements of foreign subsidiaries whose activities do not constitute an extension of the Chilean operations, or which operate in countries that are exposed to significant risks, restrictions or inflation/exchange fluctuations, are remeasured using the US dollar as the functional currency and then translated into Chilean pesos at the year end exchange rate. Remeasurement into US dollars is performed as follows:

     o Monetary assets and liabilities are translated at year-end rates of exchange between the US dollar and the local currency.
     o All non-monetary assets and liabilities and shareholders' equity are translated at historical rates of exchange between the US dollar and the local currency.
     o Income and expense accounts are translated at the exchange rate prevailing at the end of the month in which the transactions occur, except for those expenses related to assets and liabilities that have been remeasured at historical exchange rates.
     o Any exchange differences are included in the results of operations for the period.

     On the Parent Company's books, price-level restatement based on Chilean inflation is applied to the beginning balance of the investment account and then the participation in the net income of the subsidiary (determined as described above) is recorded. The Parent Company then compares this value to its participation in the equity of the investee as remeasured into US dollars and translated into Chilean pesos. The difference is recorded as an adjustment to the investment account with a corresponding adjustment to the foreign currency translation account in Shareholders' Equity.


r)   Restatement of financial statement as of December 31, 2002

     An amount of ThCh$2,204,008 was reclassified corresponding to accrued expenses that was previously classified in "Other current liabilities". The correct classification should have been as long term within "Accrued liabilities". They have now been correctly presented in the financial statements as follows:

                          Financial Statement reclassification as of December 31, 2002
      -----------------------------------------------------------------------------------------------------
      From:                                    ThCh$      To:                                ThCh$
      Other current liabilities                2,204,008  Accrued liabilities                2,204,008

s)   Reclassifications

     Certain amounts from the prior year financial statements have been reclassified to conform to the current year presentation.

                      CHILESAT CORP S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)

Note 3 - Price-Level Restatement

Application of price-level restatement as described in note 2(c) is as follows:


                                                                                      As of December 31,
                                                  Adjustment           --------------------------------------------------
Assets                                              Index                   2001               2002               2003
------                                              -----                   ----               ----               ----
Time deposits.................................        UF                         -             2,655               28,001
Marketable Securities,........................       CPI                     3,748               159                  108
Account receivables...........................      UF-CPI               1,852,627         1,475,610              912,033
Property plant and equipment, net.............       CPI                 3,565,402         2,359,232              684,995
Investment in related companies...............       CPI                     7,477            98,022                    -
Other non-monetary assets.....................      UF-CPI                (302,775)          528,267               22,212
Expense accounts..............................       CPI                   803,081           882,576               (9,760)
                                                                ------------------- ----------------- --------------------
Subtotal                                                                 5,929,560         5,346,521            1,637,589

Liabilities and Shareholders' Equity
------------------------------------
Bank debts,...................................      UF-CPI              (2,560,884)         (363,238)            (273,290)
Accounts payables ............................      UF-CPI              (2,429,017)       (2,219,502)            (991,663)
Provisions....................................       CPI                  (162,205)         (130,832)            (123,038)
Shareholders' Equity..........................       CPI                  (763,065)       (1,352,494)            (393,819)
Other liabilities.............................      UF-CPI                (113,698)         (186,538)             (12,393)
Income accounts...............................       CPI                (1,058,110)         (963,031)              18,019
                                                                ------------------- ----------------- --------------------
Subtotal                                                                (7,086,979)       (5,215,635)          (1,776,184)
                                                                ------------------- ----------------- --------------------
Net (loss) gain due to price-level restatement                          (1,157,419)          130,886            (138,595)
                                                                ------------------- ----------------- --------------------


Note 4 - Foreign Exchange

The foreign exchange gain (loss), net of the application of price-level restatement and excluding the foreign exchange losses related to net investment hedging of ThCh$ 6,370,232, ThCh$ 1,499,298 and ThCh$1,185,182 for the year ended December 31, 2001, 2002 and 2003, respectively, as described in notes 2(d) and 2(r) is summarized as follows:


                                                                                     As of December 31,
                                                 Adjustment     ----------------------------------------------------------
Assets                                             Index                    2001              2002                 2003
------                                             -----
Cash.......................................       US Dollar                163,498          (291,201)              53,848
Time deposits..............................       US Dollar                 29,548           296,077             (123,345)
Account receivables........................       US Dollar              3,910,087         3,006,215           (7,876,699)
Investment in related companies............       US Dollar                325,592           220,467             (652,066)
Other assets...............................       US Dollar                575,695            (8,890)              (1,439)
                                                                ------------------- ----------------- --------------------
Total Credits                                                            5,004,420         3,222,668           (8,599,701)

Liabilities
-----------
Bank debts,................................       US Dollar             (5,829,703)         (371,163)             941,998
Accounts payables .........................       US Dollar             (5,515,715)       (4,180,924)           8,734,789
Other liabilities..........................       US Dollar                (29,234)         (169,879)             108,096
                                                                ------------------- ----------------- --------------------
Total Charges                                                          (11,374,652)       (4,721,966)           9,784,883
                                                                ------------------- ----------------- --------------------
Foreign exchange (loss) gain, net                                       (6,370,232)       (1,499,298)           1,185,182
                                                                ------------------- ----------------- --------------------

                      CHILESAT CORP S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)

Note 5 - Accounts Receivable

Accounts receivable are summarized as follows:

                                                                                  As of December 31,
                                                                                  -------------------
                                                                            2002                    2003
                                                                            ----                    ----
                                                                            ThCh$                   ThCh$
Trade accounts receivable (1)...................................         11,234,906                11,582,268
Allowance for doubtful accounts.................................         (5,031,108)               (5,546,699)
Notes receivable................................................          2,128,238                 1,721,092
Allowance for doubtful accounts.................................         (1,612,726)               (1,574,996)
Accounts receivable collectors from Collection Agencies.........          1,143,383                 1,178,405
Prepayments.....................................................            255,006                    44,101
Other receivables...............................................            181,377                    53,112
                                                                          ---------                 ---------
Total                                                                     8,299,076                 7,457,283
                                                                          =========                 =========

(1) This balance includes ThCh$3,165,101 and ThCh$3,294,320 of unbilled traffic as of December 31, 2002 and 2003, respectively (see Note 2 m).

                      CHILESAT CORP S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)

Note 6 - Significant Balances and Transactions With Related Companies

a) Accounts receivable from related companies

                                                                               As of December 31,
                                                                           --------------------------
                                                                            2002                2003
                                                                            ----                ----
                                                                           ThCh$               ThCh$
       Short-term
       Colomsat S.A.                                                      107,480                  -
       Net-Chile S.A.                                                      18,945                  -
                                                                         --------             ------
       Total                                                              126,425                  -
                                                                         ========             ======
       Long-Term Assets (*)
       Texcom Chile S.A.                                                   88,374             72,302
       Colomsat S.A.                                                    1,133,267                  -
                                                                        ---------            -------
       Total                                                            1,221,641             72,302
                                                                        =========            =======

       (*) Long-term receivables from related parties do not accrue interest.

b) Accounts payable to related companies


                                                                               As of December 31,
                                                                           --------------------------
                                                                            2002                2003
                                                                            ----                ----
                                                                           ThCh$               ThCh$
       Current Liabilities

       Inversiones Dona Candelaria y Cia. Ltda.                             5,792              5,735
       Melbourne International Communications Ltd.                         27,778                  -
                                                                         --------             ------
       Total                                                               33,570              5,735
                                                                         ========             ======


Article 89 of the Chilean Corporations Law requires that the Company's transactions with related companies be carried out on a market basis or on terms similar to those prevailing in the market.

                      CHILESAT CORP S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)


Note 6 - Significant Balances and Transactions With Related Companies, continued c) Significant transactions with related companies for each year are summarized as follows:


Company                             Relationship                    Transaction
-------                             ------------                    -----------
Telecomunicaciones de Chile S.A.(1) Controlling shareholder
                                    (prior to 2002)                 Interest income
                                                                    Leasing of El Salto (operating lease)
                                                                    Leasing of El Salto (capital Lease)
                                                                    Early termination of a part of El Salto lease
                                                                    Suppliers payments

Inversiones y Asesorias Spiridon
Ltda. (1)                           Director and partner in common  Advisory fee expense

Inversiones y Asesorias S.A.(1)     Director                        Advisory fee expense

Asesorias e Inversiones Santa
Teresa S.A.(1)                      Shareholder in common           Advisory fee expense

Gestion y Servicio Externo Ltda.(1) Executive of related company    Services received

Colomsat S.A.(2)                    Director and shareholder in
                                    common                          Mails services provided
                                                                    Correspondent services received
                                                                    Interest income

Chilexpress S.A.(1)                 Director and shareholder in
                                    common                          Invoicing to Chilexpress S.A.
                                                                    Invoicing from Chilexpress S.A.
                                                                    Rentals of real estate
                                                                    Rental of real estate to
                                                                    Chilexpress S.A.
                                                                    Rental of real estate from
                                                                    Chilexpress S.A.
                                                                    Exclusivity contract of
                                                                    franchising and license
                                                                    Courier services received
                                                                    Interest income


                                      Net (charge) credit to
       Transaction amount                   operations
--------------------------------- --------------------------------
   2001       2002       2003        2001      2002       2003
--------------------------------- --------------------------------
   ThCh$      ThCh$     ThCh$       ThCh$      ThCh$     ThCh$

     47,588     20,996         -      47,588     20,996         -
    928,386    541,459         -    (928,385)  (541,459)        -
    234,824    136,963         -           -          -         -
          -  1,899,697         -           -   (284,261)        -
          -    567,115         -           -          -         -

     43,964     66,474         -     (43,964)   (66,474)        -

    103,464     15,229         -    (103,464)   (15,229)        -

     43,968     27,472         -     (43,968)   (27,472)        -

    176,701    380,589         -    (149,746)  (322,533)        -

          -      1,046   159,111           -      1,046   159,111
          -     31,884         -           -    (31,884)
          -      1,271         -                  1,271         -

    462,846    363,656         -     392,242    308,182         -
      1,401      1,462         -      (1,188)    (1,240)        -
     74,922          -         -    (178,952)         -         -

     33,842     17,630         -      33,842     17,630         -

      3,834          -         -      (3,834)         -         -

    146,615          -         -           -          -         -
     36,658     14,196         -     (31,067)   (12,030)        -
     85,845     39,367         -      72,750     33,361         -


(1)  In 2002, these companies ceased being related parties
(2)  Not consolidated in 2002, as discussed in Note 2 b)

                      CHILESAT CORP S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)


Note 6 - Significant Balances and Transactions With Related Companies, continued

c) Significant transactions with related companies for each year are summarized as follows, continued

Company                     Relationship                  Transaction
-------                     ------------                  -----------

Jadresic y Consultores
Asoc. Ltda.                 Director in common            Services received

Melbourne International     Equity investee               Services income
Communications Ltd.                                       Correspondent charges
                                                          and other
                                                          Services provided

Texcom Chile S.A.           Director in common            Interest income

Bell Technologies S.A.      Director                      Property, plant and
                                                          equipment purchase

Comercial Siglo XXI S.A.    Director in common            Property, plant and
                                                          equipment purchase
                                                          Services provided

Inversiones Dona Candelaria
Cia. Ltda.                  Shareholder of subsidiary     Services received

Inversiones E.I.G. Cia.
Ltda.                       Shareholder of subsidiary     Services received

Inversiones RLM Cia. Ltda.  Shareholder of subsidiary     Services received

NACS Communications Inc.    Director in common and        Correspondent services
                             Shareholders                 received

Sinergy Inversiones S.A.    Director in common and
                            Shareholders of subsidiary    Services received



        Transaction amount                 Net (Charge) credit to net loss
----------------------------------        -----------------------------------
    2001          2002       2003            2001         2002          2003
----------------------------------        -----------------------------------
   ThCh$          ThCh$      ThCh$           ThCh$        ThCh$         ThCh$
           -      7,419     28,576               -        (7,419)      (28,576)

   1,851,716    997,364          -       1,851,716       997,364            -
   3,134,768  1,135,320          -      (3,134,768)   (1,135,320)           -
           -    387,216          -              -        387,216            -

       2,083          -          -           2,083             -            -

           -          -  1,140,128              -              -            -

           -          -        355              -              -            -
           -          -    149,764              -              -      126,647


           -          -      8,262              -              -       (6,232)

           -          -      5,164              -              -       (3,895)

           -          -     12,395              -              -       (9,350)

           -          -     20,423              -              -      (20,423)

           -          -     36,800              -              -      (31,131)


                      CHILESAT CORP S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)


Note 7 - Recoverable Taxes

Recoverable taxes are summarized as follows:


                                                                                    As of December 31,
                                                                                    ------------------
                                                                             2002                       2003
                                                                             ----                       ----
                                                                             ThCh$                      ThCh$
VAT fiscal credit                                                           511,504                   933,847
Recoverable income taxes, net                                                54,346                    60,086
Advanced income tax payments (Peru)                                         105,116                    13,574
Others                                                                        2,847                     5,230
                                                                           --------                 ---------
    Total                                                                   673,813                 1,012,737
                                                                           ========                 =========


Note 8 - Prepaid Expenses

Prepaid expenses are summarized as follows:



                                                                                    As of December 31,
                                                                                    ------------------
                                                                             2002                       2003
                                                                             ----                       ----
                                                                             ThCh$                      ThCh$
Licenses, rentals and insurance premiums                                    107,055                    139,284
Prepaid publicity and marketing expenses                                    167,658                    506,897
Prepaid traffic                                                               8,361                          -
Maintenance fees, Chilectra S.A.                                              6,290                          -
Expenses of Peruvian office                                                  36,549                          -
Prepaid equipment in Peru                                                    33,480                          -
Connections                                                                  30,847                          -
Suppliers                                                                    43,464                          -
Deferred loan agreement expenses                                                  -                    196,703
Professional Fees                                                                 -                     20,691
Other                                                                        59,659                     55,405
                                                                           --------                    --------
    Total                                                                   493,363                    918,980
                                                                           ========                    ========


Note 9 - Other Current Assets

Other current assets are summarized as follows:

                                                                                    As of December 31,
                                                                                    ------------------
                                                                             2002                       2003
                                                                             ----                       ----
                                                                             ThCh$                      ThCh$
Cash amounts held at bank as guarantees                                     145,708                   840,342
Overnight and other short term deposits (see note 10)                             -                   912,322
Other                                                                             -                    57,683
                                                                          ---------                 ---------
    Total                                                                   145,708                 1,810,347
                                                                          =========                 =========

                      CHILESAT CORP S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)


Note 10 -  Overnight and other short-term deposits:

Overnight and other short-term deposits are summarized as follows:

                                                                                     Carrying value as of
                                                                          ---------------------------------------------
                                     Purchase             Maturity           Purchase    December 31,    Fair value
            Issuer                     Date                 Date               Date          2003
------------------------------------------------------------------------- ---------------------------------------------
Banco Credito e Inversiones       December 23, 2003      January 7, 2004     180,000       180,180        180,096

Banco Santander Santiago          December 23, 2003      January 7, 2004     240,000       240,240        240,129

Banco de Credito e Inversiones    December 23, 2003      January 7, 2004     294,991       295,286        295,148

Banco de Credito e Inversiones    December 23, 2003      January 7, 2004      87,119        87,206         87,165

Banco de Credito e Inversiones    December 23, 2003      January 7, 2004     109,725       109,835        109,784
                                                                          ---------------------------------------------
Total                                                                        911,835       912,747        912,322
                                                                          =============================================

Note 11 - Property, Plant And Equipment

a) Property, plant and equipment is summarized as follows:

                                                                                    As of December 31,
                                                                                    ------------------
                                                                                 2002                   2003
                                                                                 ----                   ----
                                                                                 ThCh$                  ThCh$
Land                                                                            414,548                 471,674
Buildings and installations                                                   6,516,358               6,130,655
Machinery and equipment                                                      59,536,023              61,664,732
Other fixed assets:
    Furniture                                                                 2,385,021               2,379,306
    Vehicles                                                                    150,703                 149,645
    Leased assets                                                            16,524,928              18,841,644
    Long distance telephone network                                          42,428,557              42,604,169
    Software                                                                  4,368,077               5,232,896
    Projects                                                                    231,567                  93,764
    Other                                                                       415,777                 186,468
                                                                            -----------             -----------
    Property, plant and equipment (gross)                                   132,971,559             137,754,953
Accumulated depreciation                                                    (61,635,183)            (71,010,758)
                                                                            -----------             -----------
    Property, plant and equipment (net)                                      71,336,376              66,744,195
                                                                            ===========             ===========


During 2001, the Parent Company and its subsidiaries Chilesat S.A. and Chilesat Servicios Empresariales S.A. performed a technical study related to certain assets in property, plant and equipment. Based on this study, ThCh$ 11,452,453 of obsolete property, plant and equipment was written-off in 2001.

Depreciation expense during the years ended December 31 2001, 2002 and 2003 was ThCh$14,148,216, ThCh$12,443,229 and ThCh$11,313,147 respectively.

                      CHILESAT CORP S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)


Note 11 - Property, Plant And Equipment, continued

b)   Leased assets

     As of December 31, 2002 and 2003, the Company had the following assets under capital leases:

                                                                                    As of December 31,
                                                                                    ------------------
                                                                                 2002                   2003
                                                                                 ----                   ----
                                                                                 ThCh$                  ThCh$
       Buildings                                                               1,724,021             1,724,021
       Plant and equipment                                                     8,418,358            10,695,272
       Fiber optic network                                                     6,382,549             6,401,213
       Furniture                                                                       -                21,138
                                                                              ----------            ----------
           Total (gross)                                                      16,524,928            18,841,644
       Accumulated depreciation                                               (3,817,391)           (5,272,569)
                                                                              ----------            ----------
           Total (net)                                                        12,707,537            13,569,075
                                                                              ==========            ==========

Assets acquired under capital leases are not legally owned by the Company until it exercises its purchase option. Accordingly, the Company may not freely dispose of them.

Depreciation expense for assets under capital leases was ThCh$1,813,297, ThCh$2,010,147 and ThCh$1,600,680 in 2001, 2002 and 2003, respectively.

                      CHILESAT CORP S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)

 Note 12 -  Investment in related companies

Equity investments in related companies as of December 31 of each year are summarized as follows:


                  Share of Investee     Ownership    Shareholders` Equity
                     Outstanding        Percentage         of Investee
                   2002       2003      2002   2003     2002        2003
                   ----       ----      ----   ----     ----        ----
                   ThCh$     ThCh$       %      %       ThCh$       ThCh$
Melbourne
International
Communications
Ltd.                                    19.90  19.90   (618,838)           -
Net-Chile S.A.
(1)                                                    (22,512)            -
                            1.000.000  100.00 100.00
Total

                                                                           Participation in net
          Net Income (Loss)                  Investment book value                income
    2001         2002        2003        2002        2003        2001        2002        2003
    ----         ----        ----        ----        ----        ----        ----        ----
    ThCh$        ThCh$       ThCh$       ThCh$       ThCh$       ThCh$       ThCh$       ThCh$
        -     (1,592,747)       -           -           -      (184,671)   (316,956)        -
        -        (29,333)       -           -           -           -           -           -
                --------
        -     (1,622,080)       -           -           -      (184,671)   (316,956)        -

(1) Beginning in 2003 this company is consolidated as it began operations. Prior to 2003 the Company's equity participation in the losses of this development stage company was recorded directly in shareholders' equity.

                      CHILESAT CORP S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)

Note 13 - Goodwill

Goodwill, net of accumulated amortization, arose from the purchase of the following subsidiaries:


                                                        Goodwill, net                Amortization for the year
                                                    -----------------------    --------------------------------------
                                                      2002        2003            2001         2002         2003
                                                      ThCh$       ThCh$           ThCh$        ThCh$        ThCh$
                                                    ---------- ------------    ------------ ------------ ------------
  Telecommunications Investments Joint Venture          7,460            -        7,014        7,473        6,103
  Telsys S.A.                                         115,266      108,607        6,633       12,332        6,648
  Inversiones Proventus S.A. and Gestion
  Integral de Clientes S.A.                           341,517      324,125            -        5,654       17,357
                                                    ---------- ------------    ------------ ------------ ------------
  Total                                               464,243      432,732       13,647       25,459       30,108


Note 14 - Other Assets

Other assets are summarized as follows:


                                                                                    As of December 31,
                                                                                    ------------------
                                                                                 2002                   2003
                                                                                 ----                   ----
                                                                                 ThCh$                  ThCh$
Investments in other companies                                                     304                   305
Deposit given in guarantee                                                     249,258                36,001
Other                                                                           23,555                 1,959
                                                                             ---------             ---------
             Total other assets                                                273,117                38,265
                                                                             =========             =========

                      CHILESAT CORP S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)


Note 15 - Short and Long-Term Bank Loans

a) Short term bank loans

Current portions of long-term bank liabilities are summarized as follows:



                                          US dollars                        UF                          Total
                                 ----------------------------- ----------------------------- -----------------------------
                                     2002           2003           2002           2003           2002           2003
Financial Institution                ThCh$          ThCh$          ThCh$          ThCh$          ThCh$          ThCh$
                                 -------------- -------------- -------------- -------------- -------------- --------------

Banco Credito (Peru)                     9              -               -                 -             9               -
Mortgage Payable-Lynch                 948            793               -                 -           948             793
Mortgage Payable-PNC Trust             633            529               -                 -           633             529
Mortgage Payable-Gober                 527            442               -                 -           527             442
United-House                         2,723              -               -                 -         2,723               -
Banco de Chile                           -              -         429,298           447,056       429,298         447,056
Banco de Credito e Inversiones           -              -         213,348           207,891       213,348         207,891
Banco Santander Santiago
                                         -              -          21,683           190,337        21,683         190,337
                                 -------------- -------------- -------------- -------------- -------------- --------------
Total                                4,840          1,764         664,329           845,284       669,169         847,048
                                 -------------- -------------- -------------- -------------- -------------- --------------
Principal owed                       4,840          1,764         638,553           663,917       643,393         665,681
Weighted average interest rate       10.38%         11.00%          5.26%              5.44%


                                                              2002       2003
                                                                %          %
                                                            ---------- ----------
Liabilities denominated in foreign currency                   0.72%      0.21%
Liabilities denominated in local currency                    99.28%     99.79%


                      CHILESAT CORP S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)


Note 15 - Short and Long-Term Bank Loans, continued

b) Long-term bank debt

Long-term bank liabilities are summarized as follows:


                                                              2002
                                 ----------- ------------- ------------
                                               Interest     Principal
                                 Currency       Rate          due
Financial institution                             %           ThCh$
                                 ----------- ------------- ------------
Banco de la Prov. de Buenos Aires    $             00.00%      730,895
Interbanka A.S.                      $             00.00%      730,895
Mortgage Payable-Lynch              US$            11.00%       50,853
Mortgage Payable-PNC Trust          US$            11.00%       33,796
Mortgage Payable-Gober              US$            11.00%       28,170
United-House                        US$             8.50%      259,556
Banco de Chile                      U.F.       Tab 180+2%    1,272,366
Banco de Credito e Inversiones      U.F.        Tab 90+2%      578,247
Banco Santander Santiago            U.F.            6.90%      447,440
Banco Santander Santiago            U.F.       Tab 180+3%            -

                                                           -----------
Total                                                        4,132,218
                                                           -----------


                               2003
--------------------------------------------------------------------
    Due in        Due in       Due in     More than 5    Principal
  1-2 years      2-3 years    3-5 years      years          due
     ThCh$         ThCh$        ThCh$        ThCh$         ThCh$
--------------- ------------ ------------ ------------- ------------
             -            -            -       723,658      723,658
             -            -            -       723,659      723,659
         1,709       39,953            -             -       41,662
         1,140       25,990            -             -       27,130
           949       21,663            -             -       22,612
             -            -            -             -            -
       848,667            -            -             -      848,667
       385,691            -            -             -      385,691
        24,935       26,736       59,338       313,483      424,492
    11,241,597            -            -             -   11,241,597
                                                                  -
--------------  -----------  -----------  ------------  -----------
    12,504,688      114,342       59,338     1,760,800   14,439,168
--------------- -----------  -----------  ------------  -----------


TAB = Active Banking Rate used as a standard in Chile. Rate calculated by the Chilean Association of Banks and Financial Institutions on the basis of maximum interest payable on deposits plus reserve requirements and inflation.

                      CHILESAT CORP S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)

Note 16 - Trade accounts payable

Short-term Liabilities (Excluding Bank Liabilities) are summarized as follows:



                                               US dollars                          UF
                                     --------------- --------------- --------------- ---------------
                                          2002            2003            2002            2003
                                         ThCh$           ThCh$           ThCh$           ThCh$
                                     --------------- --------------- --------------- ---------------
Leasing Obligation                        2,498,058       2,305,593       1,065,143       1,016,804
Notes Payables
Inv. San Fernando Ltda. (Telrad)          2,094,661       2,026,956               -               -

Deferred custom duties                            -         308,446               -               -

Others
     Huawei Tech                                  -         123,352               -               -
     Importadora Fazio S.A.                       -               -          14,211          15,347
     Inv. Taormina S.A. (Gicsa)                   -               -          35,969         106,420
     Telefonica CTC Chile S.A.                    -               -               -               -
     Inv. Taormina S.A. (Telsys)                  -               -         156,094         192,232
                                     --------------- --------------- --------------- ---------------
Total                                     4,592,719       4,764,347       1,271,417       1,330,803
                                     --------------- --------------- --------------- ---------------



       Chilean Pesos                    Total
----------------------------- ---------------------------
     2002           2003          2002          2003
    ThCh$          ThCh$         ThCh$         ThCh$
--------------- ------------- ------------- -------------
        18,208       110,560     3,581,409     3,432,957

             -             -     2,094,661     2,026,956

             -             -             -       308,446

             -             -             -       123,352
             -             -        14,211        15,347
             -             -        35,969       106,420
       148,841       129,348       148,841       129,348
             -             -       156,094       192,232
--------------- ------------- ------------- -------------
       167,049       239,908     6,031,185     6,335,058
--------------- ------------- ------------- -------------

                                                          2002      2003
                                                           %         %
                                                        --------- ---------
Liabilities denominated in foreign currency              76.15%    75.21%
Liabilities denominated in local currency                23.85%    24.79%

                      CHILESAT CORP S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)

Note 17 - Notes Payable

a)   Short-term


                                                                                    As of December 31,
                                                                                    ------------------
Accounts payable are summarized as follows:                                       2002               2003
-------------------------------------------                                       ----               ----
Trade accounts payable to foreign supplier........................              8,642,901          6,179,721
Other trade accounts payable......................................              5,209,265          7,434,561
                                                                       ------------------- ------------------
              Total...............................................             13,852,166         13,614,282
                                                                       ------------------- ------------------

b)   Long-term


                                                                                    As of December 31,
                                                                                    ------------------
Accounts payable are summarized as follows:                                       2002               2003
-------------------------------------------                                       ----               ----
Leases............................................................              8,106,338          6,153,628
Commercial Papers.................................................                454,690            549,269
Customs duties....................................................                374,582              3,563
Long-term payable with Telrad.....................................                740,311            605,676
                                                                       ------------------- ------------------
              Total...............................................              9,675,921          7,312,136
                                                                       ------------------- ------------------


Scheduled principal payments for long-term debt as of December 31, 2003 are as follows:


Principal payments during the years ending December 31,                                               ThCh$
                                                                                                     -------
2005                                                                                               13,685,833
2006                                                                                                1,735,648
2007                                                                                                  335,295
2008                                                                                                  354,162
2009 and thereafter                                                                                 5,640,366
                                                                                                 ------------
        Total                                                                                      21,751,304
                                                                                                  ===========

                      CHILESAT CORP S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)

Note 18 - Short-term accrued Expenses and Withholdings Payable

Accrued expenses and withholdings payable are summarized as follows:

                                                                                    As of December 31,
                                                                                    ------------------
                                                                                 2002                   2003
                                                                                 ----                   ----
                                                                                 ThCh$                  ThCh$
Vacation accrual                                                                487,933               465,684
Withholdings                                                                    367,112               256,336
Other                                                                            28,516                36,152
                                                                             ----------            ----------
      Total                                                                     883,561               758,172
                                                                             ==========            ==========

Note 19 - Other Current Liabilities

Accrued expenses are summarized as follows:

                                                                                    As of December 31,
                                                                                    ------------------
                                                                                 2002                   2003
                                                                                 ----                   ----
                                                                                 ThCh$                  ThCh$
Deferred Income (see note 22)                                                 1,196,543               993,125
Others                                                                            3,367                 4,050
                                                                             ----------            ----------
      Total                                                                   1,199,910               997,175
                                                                             ==========            ==========


Note 20 - Accrued Liabilities

Accrued liabilities are summarized as follows:

                                                                                    As of December 31,
                                                                                    ------------------
                                                                                 2002                   2003
                                                                                 ----                   ----
                                                                                 ThCh$                  ThCh$
Accrued expenses                                                              2,204,008               703,807
Negative equity on investments in related companies                             543,146               425,948
                                                                             ----------            ----------
      Total                                                                   2,747,154             1,129,755
                                                                             ==========            ==========

As of December 31, Negative equity on investments in related parties are detailed as follows:

                                                                                    As of December 31,
                                                                                    ------------------
                                                                                 2002                   2003
                                                                                 ----                   ----
                                                                                 ThCh$                  ThCh$
Subsidiary
----------
Melboure International Communication Ltd...............................         520,634              425,948
Net-Chile S.A..........................................................          22,512
                                                                              ----------            ----------
              Total....................................................         543,146              425,948
                                                                              ----------            ----------

                                     F-33

                      CHILESAT CORP S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)

Note 21 - Income taxes and deferred income taxes

a) Income taxes are paid on a separate legal entity basis. As of December 31, 2002 and 2003, the Company and its subsidiaries listed below made no provision for income taxes as they have accumulated tax losses as follows:


                                                                                    As of December 31,
                                                                                    ------------------
                                                                                 2002                   2003
                                                                                 ----                   ----
                                                                                 ThCh$                  ThCh$
       Chilesat Corp S.A.                                                    36,337,284            43,610,844
       Texcom S.A.                                                              331,308             2,614,776
       Chilesat S.A.                                                         35,664,799            32,629,259
       Chilesat Servicios Empresariales S.A.                                  7,948,660             8,448,959
       Telsys S.A.                                                               18,865               396,360
       Net-Chile S.A.                                                                 -               154,897
       Inversiones Proventus S.A.                                                 1,764                 4,590
       Gestion Integral de Clientes S.A.                                        545,079             1,200,793
       Other foreign subsidiaries                                             3,112,747             2,647,844

       The charge to income for income taxes is summarized as follows:


                                                                              For the years ended December 31
                                                                       ----------------------------------------------
                                                                            2001            2002           2003
                                                                           ThCh$           ThCh$           ThCh$
                                                                       --------------- --------------- --------------
First category current tax                                                   (96,425)        (19,529)        (16,971)
Deferred tax expense                                                        3,524,384       3,634,319      2,045,933
Deferred tax amortization complementary account                               523,510       2,566,682       (587,312)
Valuation allowance                                                        (4,614,610)     (6,201,001)    (1,458,621)
Other                                                                          86,674               -              -
                                                                       --------------- --------------- --------------
Total                                                                        (576,467)        (19,529)       (16,971)
                                                                       --------------- --------------- --------------

As of December 31, 2003, the Parent Company had no accumulated taxable income available for distribution to shareholders.

                      CHILESAT CORP S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)


Note 21 - Income taxes and deferred income taxes, continued

b)   Deferred income taxes

     Deferred taxes as of December 31, 2003 are summarized as follows:


                                                       Deferred tax assets            Deferred tax liabilities
                                               -------------------------------- ---------------------------------
                                                 Short-term           Long-term       Short-term       Long-term
                                                 ----------           ---------       ----------       ----------
                                                    ThCh$               ThCh$            ThCh$           ThCh$
Allowance for doubtful accounts                      1,867,348                -               -                -
Deferred income                                        251,572          597,983               -                -
Vacation accrual                                        73,933              730
Accumulated tax losses                                       -       15,688,526               -                -
Property, plant and equipment depreciation                 760            7,050         395,422        3,364,269
Obligations for leasing                                153,150        2,051,290               -                -
Other Accruals                                          63,592          119,647          55,426                -
                                               ------------------------------------------------------------------
Sub-total                                            2,410,355       18,465,226         450,848        3,364,269
                                               ------------------------------------------------------------------
Complementary accounts, net of accumulated            (168,878)      (3,464,544)       (463,442)      (2,573,445)
   amortization
                                               ------------------------------------------------------------------
Sub total                                            2,241,477       15,000,682        (12,594)          790,824
                                               ------------------------------------------------------------------
Net short-term assets                                2,254,071                -
Net long-term assets                                         -       14,209,858
                                               ---------------------------------
Valuation allowance                                 (2,254,071)     (14,209,858)
                                               ---------------------------------
 Total deferred income taxes                                 -                -
                                               ---------------------------------

Deferred taxes as of December 31, 2002 are as follows:



                                                       Deferred tax assets            Deferred tax liabilities
                                               -------------------------------- ---------------------------------
                                                 Short-term           Long-term       Short-term       Long-term
                                                 ----------           ---------       ----------       ----------
                                                    ThCh$               ThCh$            ThCh$           ThCh$
Allowance for doubtful accounts                      1,033,271                  -                -               -
Deferred income                                        289,414            760,081                -               -
Vacation accrual                                        76,818                918                -               -
Accumulated tax losses                                       -         13,740,913                -               -
Property, plant and equipment depreciation                   -                  -          405,277       3,523,228
Obligations for leasing                                175,605          2,344,806                -               -
Other Accruals                                         300,286            374,681            9,278
                                                 ------------------------------------------------------------------
Sub-total                                            1,875,394         17,221,399          414,555       3,528,228
                                                 ------------------------------------------------------------------
Complementary accounts, net of accumulated            (137,182)        (3,669,759)        (458,700)     (3,338,927)
   amortization                                  ------------------------------------------------------------------
Sub total                                            1,738,212         13,551,640          (44,145)        184,301
                                                 ------------------------------------------------------------------
       Total                                                 -                  -                -               -
Net short-term assets                                1,782,357                  -
Net long-term assets                                         -         13,367,339
                                               ----------------------------------
Valuation allowance                                 (1,782,357)       (13,367,339)
                                               ----------------------------------
Total deferred income taxes                                  -                  -
                                               ----------------------------------

                      CHILESAT CORP S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)

Note 22 - Deferred Income

The Company had the following long term deferred income:

                                                                                    As of December 31,
                                                                                    ------------------
                Item                                                             2002                   2003
                ----                                                             ----                   ----
                                                                                 ThCh$                  ThCh$
Rental to Telesat S.A. of telecommunications
  transmission media (1)                                                        946,121               897,031
Right of use and services agreement with respect
  to the Company's fiber optic network (2)                                    4,036,466             3,166,028
Other liabilities long-term                                                     157,286                75,582
                                                                                -------             ---------
    Total                                                                     5,139,873             4,138,641
                                                                              =========             =========

(1) The Parent Company recorded deferred income generated by an agreement for the rental of links and transmission media with Telesat S.A.

(2) On April 21, 1997, the subsidiary Chilesat S.A. entered into a Right of Use and Services Agreement with Chilesat Telefonia Personal S.A. with respect to the right of the use of its fiber optic network for a period of eleven years and six months. Chilesat Telefonia Personal S.A. paid the amount stipulated in advance, by offsetting a receivable from Chilesat S.A. relating to a capital increase of Chilesat Telefonia Personal S.A. Revenue is being recognized on a straight-line basis over the stated term of the contract.


The current portion of deferred income classified in other current liabilities is as follows:

                                                                                    As of December 31,
                                                                                    ------------------
                Item                                                             2002                   2003
                ----                                                             ----                   ----
                                                                                 ThCh$                  ThCh$
Rental to Telesat S.A. of  telecommunications
  transmission media                                                             41,801                41,387
Right of use and services agreement with
respect
to the Company's fiber optic network                                            871,928               871,856
Fiber optic maintenance contract                                                137,888                45,508
Prepaid calling cards                                                            93,398                20,415
Other                                                                            51,528                13,959
                                                                              ----------             ---------
    Total                                                                     1,196,543               993,125
                                                                              ==========             =========

                      CHILESAT CORP S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)

Note 23 - Minority Interest

The amounts recorded for minority interests in the income statement an in the balance sheet are as follows:



                                           Minority     Company   Minority Interest participation     Minority Interest
                                           Interest                       in (income) loss
                                           --------
Company                                     %         Equity         2001       2002       2003        2002       2003
-------                                     -         ------         ----       ----       ----        ----       ----
                                                        ThCh$       ThCh$       ThCh$      ThCh$      ThCh$       ThCh$
Chilesat S.A........................         0.0003   46,662,050       3,526        631          1         294       139
Chilesat Servicios Empresariales
S.A.................................         0.0100   24,268,693         391        120         80       2,507     2,426
Telecomunications Investment Joint
Venture................................     10.0000      366,464     295,324    130,359     13,261      86,982    57,902
Inversiones Proventus S.A...........        45.0000     (413,790)          -     69,416    287,899     101,693  (186,207)
                                                                  ----------- ---------- ---------- ----------- ----------
Total...............................                                 299,241    200,526    301,241     191,476  (125,740)
                                                                  ----------- ---------- ---------- ----------- ----------

                      CHILESAT CORP S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)

Note 24 - Shareholders' Equity (Deficit)

a) The changes in shareholders' equity (deficit) during the years ended 2001, 2002 and 2003 in historic amounts (except as otherwise noted) are summarized as follows:

                                                             Common     Share premium      Other
                                              Number         stock         account        reserves
                                            Of shares        ThCh$          ThCh$          ThCh$
                                          --------------   ------------------------------------------
Balances as of January 1, 2001               227,926,973     98,111,715        955,393    (3,828,456)
Distribution of 2000 net loss                          -              -              -             -
Accumulated deficit during development                 -              -              -             -
 stage of subsidiaries
Foreign currency translation adjustment                -              -              -             -
Price-level restatement                                -      3,041,463         29,617      (118,682)
Net loss for the year                                  -              -
                                          --------------   ------------------------------------------
Balances as of December 31, 2001             227,926,973    101,153,178        985,010    (3,947,138)
                                          ==============   ==========================================

Restatement of December 31, 2001
balances to December 31, 2003 constant
pesos                                                  -    105,229,651      1,024,706    (4,106,208)
                                          ==============   ==========================================

Balances as of January 1, 2002                22,792,697    101,153,178        985,010    (3,947,138)
Distribution of 2001 net loss                          -              -              -             -
Capitalization of debt for common stock      377,716,189     73,372,993              -             -
Sale of common stock                          68,596,965      6,963,374              -             -
Accumulated deficit during development                                               -             -
stage of subsidiaries                                  -              -              -             -
Foreign currency translation adjustment                -              -
Price-level restatement                                -      5,234,658         29,551      (118,414)
Net loss for the year                                  -              -              -             -
                                          --------------   ------------------------------------------
Balances as of December 31, 2002             469,105,851    186,724,203      1,014,561    (4,065,552)
                                          ==============   ==========================================

Restatement of December 31, 2002
balances to December 31, 2003 constant
pesos                                                  -    188,591,445      1,024,706    (4,106,208)
                                          ==============   ==========================================

Balances as of January 1, 2003               469,105,851    186,724,203      1,014,561    (4,065,552)

Distribution of 2002 net loss                          -              -              -             -
Foreign currency translation adjustment                -              -              -             -
Price-level restatement                                -      1,867,242         10,145       (40,656)
Net loss for the year                                  -              -              -             -
                                          --------------   ------------------------------------------
Balances as of December 31, 2003             469,105,851    188,591,445      1,024,706    (4,106,208)
                                          ==============   ==========================================

                                                              Accumulated
                                          Foreign currency  deficit during    Reserve for
                                             translation      development        future       Accumulated
                                             adjustment         period         dividends        deficit
                                                ThCh$            ThCh$           ThCh$           ThCh$
                                          -----------------------------------------------------------------
Balances as of January 1, 2001                    (351,315)     (2,115,235)     7,694,533     (57,398,598)
Distribution of 2000 net loss                            -               -              -     (22,305,348)
Accumulated deficit during development                   -          (3,210)             -
 stage of subsidiaries
Foreign currency translation adjustment             (2,004)              -              -               -
Price-level restatement                            (10,891)        (65,573)       238,531      (2,470,822)
Net loss for the year
                                          -----------------------------------------------------------------
Balances as of December 31, 2001                  (364,210)     (2,184,018)     7,933,064     (82,174,768)
                                          =================================================================

Restatement of December 31, 2001
balances to December 31, 2003 constant
pesos                                             (378,887)     (2,272,033)     8,252,766     (85,486,411)
                                          =================================================================

Balances as of January 1, 2002                    (364,210)     (2,184,018)     7,933,064     (82,174,768)
Distribution of 2001 net loss                            -       2,184,018     (7,933,064)    (44,350,730)
Capitalization of debt for common stock                  -               -              -               -
Sale of common stock                                     -               -              -               -
Accumulated deficit during development                   -               -              -               -
stage of subsidiaries                                              (28,942)             -               -
Foreign currency translation adjustment            (44,881)              -              -               -
Price-level restatement                            (10,926)              -              -      (3,795,766)
Net loss for the year                                    -               -              -               -
                                          -----------------------------------------------------------------
Balances as of December 31, 2002                  (420,017)        (28,942)             -    (130,321,264)
                                          =================================================================

Restatement of December 31, 2002
balances to December 31, 2003 constant
pesos                                             (424,217)        (29,231)             -    (131,624,476)
                                          =================================================================

Balances as of January 1, 2003                    (420,017)        (28,942)             -    (130,321,264)

Distribution of 2002 net loss                            -          28,942              -     (13,550,038)
Foreign currency translation adjustment            608,407               -              -               -
Price-level restatement                             (4,200)              -              -      (1,438,712)
Net loss for the year                                    -               -              -               -
                                          -----------------------------------------------------------------
Balances as of December 31, 2003                    184,190              -              -    (145,310,014)
                                          =================================================================


                                             Net loss
                                                for
                                            the period           Total
                                               ThCh$             ThCh$
                                          --------------------------------
Balances as of January 1, 2001               (22,305,348)      20,762,689
Distribution of 2000 net loss                  22,305,348               -
Accumulated deficit during development                             (3,210)
 stage of subsidiaries
Foreign currency translation adjustment                 -          (2,004)
Price-level restatement                                 -         643,643
Net loss for the year                        (50,099,776)     (50,099,776)
                                          --------------------------------
Balances as of December 31, 2001             (50,099,776)     (28,698,658)
                                          ================================

Restatement of December 31, 2001
balances to December 31, 2003 constant
pesos                                        (52,118,798)     (29,855,214)
                                          ================================

Balances as of January 1, 2002               (50,099,776)     (28,698,658)
Distribution of 2001 net loss                  50,099,776               -
Capitalization of debt for common stock                 -      73,372,993
Sale of common stock                                    -       6,963,374
Accumulated deficit during development                  -
stage of subsidiaries                                   -         (28,942)
Foreign currency translation adjustment                 -         (44,881)
Price-level restatement                                 -       1,339,103
Net loss for the year                        (13,521,096)     (13,521,096)
                                          --------------------------------
Balances as of December 31, 2002             (13,521,096)      39,381,893
                                          ================================

Restatement of December 31, 2002
balances to December 31, 2003 constant
pesos                                        (13,656,307)      39,775,712
                                          ================================

Balances as of January 1, 2003               (13,521,096)      39,381,893

Distribution of 2002 net loss                  13,521,096               -
Foreign currency translation adjustment                 -         608,407
Price-level restatement                                 -         393,819
Net loss for the year                         (9,698,277)      (9,698,277)
                                          --------------------------------
Balances as of December 31, 2003              (9,698,277)      30,685,842
                                          ================================

                      CHILESAT CORP S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)


Note 24 - Shareholders' Equity (Deficit), continued

a) As of December 31, 2001, the Company's authorized and outstanding capital amounts to 116,242,756 Series A common shares and 111,684,217 Series B common shares with no par value.

     Series A shares provide the right to appoint 5 of the 9 members of the Board of Directors. The Series A shareholders are entitled to 24.5% of the total of dividends distributed.

     Series B shares provide the right to appoint 4 of the 9 members of the Board of Directors and will be entitled to the remaining balance of income for distribution. The Series B shareholders are entitled to 75.5% of the total of dividends distributed.

     At the Extraordinary Shareholders' Meeting held on January 30, 2002, it was agreed to increase the Company's capital by issuing 7,470,659,529 series A shares and 7,177,692,488 series B shares with the same placement value of Ch$18 per share for both series. Once the capitalization process was completed on May 30, 2002, a total of 4,463,131,538 shares were subscribed and paid for, for a total value of ThCh$80,336,367 (historical value), of which 4,051,796,724 shares were series A and the remaining 411,334,814 shares were series B. After concluding the capitalization process, the Company's new capital was formed by a total of 4,691,058,511 shares, of which 4,168,039,480 shares are series A and 523,019,031 shares are series B.

     On July 9, 2002, the term of the series of Company shares and their respective preferences expired. Therefore, the Company's capital is represented by 4,691,058,511 ordinary, registered shares, of the same value and without par value, all of which belong to the same series and have no preference whatsoever.

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

     The Extraordinary Shareholders' Meeting of the Company, held on September 24, 2003, agreed to increase the stock capital by ThCh$16,500,000 represented by 137,500,000 shares of the same characteristics as the existing shares. With such an issuance the stock capital would increase to Ch$ 203,224,202.935 divided into 606,605,851 registered shares of a like and single series, without par value, which must be fully subscribed and paid within three years from the date of the Meeting.

                      CHILESAT CORP S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)

Note 24 - Shareholders' Equity (Deficit), continued

b) The accumulated deficit during development period of subsidiaries is as follows:


                                                                                As of December 31,
                                                                                ------------------
                                                                       2001            2002             2003
                                                                       ----            ----             ----
                                                                       ThCh$           ThCh$            ThCh$
       Chilesat Telefonia Personal S.A.                               280,805                -                -
       Telesat S.A.                                                   417,199                -                -
       Subsidiaries of Texcom S.A.                                  1,523,931                -                -
       Net-Chile S.A.                                                   4,055           29,231                -
       Telex Chile Overseas Ltd.                                           20                -                -
                                                                     --------         --------         --------
           Total                                                    2,205,857           29,231                -
                                                                     ========         ========         ========

c) The net foreign currency translation adjustment at each year-end is as follows:


                                                                                As of December 31,
                                                                                ------------------
                                                                       2001            2002             2003
                                                                       ----            ----             ----
                                                                       ThCh$           ThCh$            ThCh$
       Texcom S.A.                                                  (378,888)        (424,217)         184,190
                                                                     --------         --------         --------
           Total                                                    (378,888)        (424,217)         184,190
                                                                     ========         ========         ========

d)   Dividends

     In accordance with the Chilean Companies Law, the Company must distribute a cash dividend in an amount equal to at least 30% of the Company's net income for each year after the absorption of any accumulated losses.

     The Company did not distribute dividends during 2001, 2002 and 2003.

                      CHILESAT CORP S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)

Note 25- Assets And Liabilities in Foreign Currency

Balances denominated in local (Chilean pesos or UF) and foreign currencies included in the consolidated financial statements are summarized as follows:


         Description                        Currency                       As of December 31,
         -----------                        --------                       ------------------
                                                                          2002              2003
                                                                          ThCh$             ThCh$
                                                                  -------------------------------------
Assets
Cash                          US Dollars                                 566,918        164,142
                              Other currencies                             8,094          5,062

Time deposits                 US Dollars                                  92,460        287,281

Accounts receivable           US Dollars                                 613,608        585,606

Notes receivable              US Dollars                                 110,730              -

Miscellaneous receivables     US Dollars                                 197,123         38,179
                              Other currencies                             4,806          2,204

Amount due from related
companies                     US Dollars                                 107,480              -

Recoverable taxes             Other currencies                           120,222        117,911

Prepaid expenses              US Dollars                                 180,465          1,469
                              Other currencies                             2,850          2,921


Other current assets          US Dollars                                       -          9,843

Property, plant and equipment US Dollars                               2,115,493        581,196

Amount due from related
companies                     US Dollars                               1,221,641         72,302

Other assets                  US Dollars                                 254,865              -
                                                           -------------------------------------
Total assets:                                                          5,596,755      1,868,116
                                                           -------------------------------------

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)

Note 25- Assets And Liabilities in Foreign Currency, continued



         Description                        Currency                       As of December 31,
         -----------                        --------                       ------------------
                                                                          2002              2003
                                                                          ThCh$             ThCh$
                                                                  -------------------------------------
Liabilities
Short-term bank Loans            US Dollars                                       9             -

Debt                             US Dollars                               4,597,551     4,766,111

Trade accounts payable           US Dollars                               8,554,779     6,135,844
                                 Other Currencies                            88,122        43,877

Amounts payable to related
Companies                        US Dollars                                  27,778             -

Income Tax                       US Dollars                                       -         1,351

Long-Term Bank liabilities       US Dollars                                 372,375        91,404

Long-Term Notes payables         US Dollars                               4,321,276     1,687,398

Long-Term Provisions             US Dollars                               2,724,642     1,129,755

Long-Term Other Liabilities      US Dollars                                 111,323        75,582
                                                                    ------------------------------
Total liabilities
                                                                         20,797,855    13,931,322
                                                                    ------------------------------

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)

Note 26 - Commitments And Contingencies

a)   Direct commitments

The guarantees in force as of December 31, 2002 and 2003, respectively, are detailed as follow:


           Guarantee         Subsidiary      Book       Outstanding payment      2004      2005       2006       Total
                                            Value
       -------------------                 ---------- ------------------------ --------- ---------- ---------- ----------
                                             2003        2002        2003       ThCh$      ThCh$      ThCh$      ThCh$
       Bancos de Credito
       e Inversiones       Chilesat S.A.           -     791,595      593,582         -          -          -          -
       Banco de Chile      Chilesat S.A.   1,082,597   1,701,664    1,295,723         -          -          -          -
       Entel S.A.          Chilesat S.A.   3,129,004   6,337,111    5,454,452   105,532    115,161    125,670    346,363
                           Gestion
       Banco Santander     Integral de
       Santiago            Clientes S.A.     586,200     469,123      452,151         -          -          -          -

     Chilesat S.A.:

     On September 23, 2002 Chilesat S.A. granted a commercial pledge to IBM that prohibits the encumbrance or sale of the rights and credits arising from the billing and collections service contract signed with VTR Telefonica S.A., in order to guarantee full and timely payment of all amounts owed or that will be owed associated with the Lease Contract, including the relevant Purchase Option. These rights are limited at a maximum amount of approximately ThCh$565,071 (US$951,619) as of December 31, 2003.

     On December 29, 2003, Chilesat S.A. became joint and several guarantor of its subsidiary Chilesat Servicios Empresariales S.A. in order to guarantee to Servicios Financieros Citibank (Chile) S.A. full and timely compliance of the obligations arising from the lease agreement signed on that date. In order to guarantee compliance of public proposals, Chilesat S.A. and its subsidiary Chilesat Servicios Empresariales S.A. have granted bank guarantee deposits for ThCh$779,665.

     Chilesat Corp S.A.:

     On October 28, 2003, Chilesat Corp S.A. became joint and several guarantor of an obligation arising from a promissory note signed by the subsidiary Chilesat S.A. in favor of Huawei Technologies Investment Co., Ltd. for approximately ThCh$400,123 (US$673,835).

     On February 7, 2003, Chilesat Corp S.A. signed a line of credit agreement with Banco Santander Santiago for the equivalent, in Unidades de Fomento, of ThUS$ 15,000, (approximately ThCh$8,907,000) which has been fully drawn. The shares of Chilesat S.A. owned by Chilesat Corp S.A. and the concessions of Servicios Intermedios de Telecomunicaciones de Chilesat S.A. have been used as guarantee.

     On December 4, 2000 and January 12, 2001, Chilesat Corp S.A. and Chilesat Servicios Empresariales S.A. became the guarantors of the debt obligations of two lease agreements for equipment by Chilesat S.A. from IBM S.A.C. for an amount approximately of ThCh$6,531,800 (US$11.0 million). As of December 31, 2003, approximately ThCh$2,676,738 (US$4,507,811.09) remains outstanding.

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)

Note 26 - Commitments And Contingencies, continued

a)   Direct commitments, continued

     Chilesat Servicios Empresariales S.A.:

     On September 29, 2003, Chilesat Servicios Empresariales S.A. became guarantor to the third party CIT Leasing Chile Ltda. concerning rental agreements in the Telecommunications Service Agreement.

     Telsys S.A.:

     On September 14, 2002, Telsys S.A. granted a commercial pledge to Inversiones Taormina S.A. on the shares of Inversiones Proventus S.A. the price of which is pending payment. This pledge guarantee will be removed monthly or quarterly, as applicable, as the price pending payment is paid and the prorated amount paid.

b)   Indirect commitments

     Financial restrictions:

     Due to the loan obtained with Banco Santander Santiago, certain financial covenants were established which must be met in the consolidated financial statements of Chilesat Corp S.A. and Chilesat S.A.:

     The debt ratio, as defined in the covenant, measured with financial institutions using the consolidated financial statements of Chilesat Corp S.A., equal to or less than 1.0 times, for quarterly periods until all the debt has been paid.

     Maintain net tangible shareholders' equity, as defined in the covenant agreement, plus minority interest measured using the Consolidated Financial Statements of Chilesat Corp S.A., equal to or more than 2 million Unidades de Fomento, for quarterly periods until all the debt has been paid.

     EBITDA ratio, which is defined as operating income less depreciation over net financial expenses, measured using the consolidated financial statements of subsidiary Chilesat S.A., greater than or equal to 2.5 times.

     EBITDA measured on the consolidated financial statements of subsidiary Chilesat S.A. equal to or greater than 80% of the loan obtained by Chilesat Corp S.A. from Banco Santander Santiago, measured as of December 31, 2003 until extinction of the debt.

     As of December 31, 2003, all aforementioned financial ratios were met except for the net tangible shareholders' equity by Chilesat Corp S.A., for which the Company obtained a waiver stating that they must comply within 90 days. The Company became compliant in February, 2004.

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)

Note 26 - Commitments And Contingencies, continued

b)   Indirect commitments, continued

     On March 29, 2004, Banco Santander postponed until August 17, 2004 the requirement to comply with the financial restriction of maintaining net tangible equity plus minority interest equal to or greater than UF 2,000,000 (approximately ThCh$33,840,000) for quarterly periods up to the total extinction of its debt obligations with Banco Santander-Chile.

     Due to the renegotiation of the financial obligations with Banco de Chile, certain financial restrictions were set that the consolidated financial statements of subsidiary Chilesat S.A. must meet:

     - Minimum Consolidated Interest Coverage ratio of 2.5 for quarterly periods as of December 31, 2003 until the debt is extinguished.
     - Maximum Consolidated Indebtedness, as defined in the loan agreement of 1.5 for each quarter, beginning December 31, 2003.
     - Maximum Consolidated Payback Ratio, as defined in the loan agreement of 3.0 beginning December 31, 2003 (annual).

     The previously described financial ratios were met as of December 31, 2003.

c)   Operating service satellites and leases

     As of December 31, 2003, the Company had leased satellite capacity on six INTELSAT satellites as well as buildings and other facilities. The following is a schedule by year of future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2003:


       Year ending December 31,                                                  ThCh$
                                                                         -------------------
       2004                                                                   2,716,450
       2005                                                                   2,716,450
       2006                                                                   2,706,260
       2007                                                                   2,706,260
       2008                                                                   2,706,260
       2009 and thereafter                                                   16,996,354
                                                                             ----------
       Total minimum payments required                                       30,548,034
                                                                             ==========

     Satellite rental expenses for the years ended December 31, 2001, 2002 and 2003 were ThCh$3,482,223, ThCh$2,417,894 and ThCh$2,354,106 respectively, which are classified as cost of sales in the statement of operations. These rental expenses were offset by sublease income related to these satellites of ThCh$1,424,402, ThCh$875,190 and ThCh$1,190,264 for the years ended December 31, 2001, 2002 and 2003, respectively, which are classified as part of net sales in the statements of operations.

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)

Note 26 - Commitments And Contingencies, continued

c)   Operating service satellites and leases, continued

     Building rental expenses for the years ended December 31, 2001, 2002 and 2003 were ThCh$928,800, ThCh$905,494 and ThCh$842,461 respectively. These rental expenses were offset by sublease income of ThCh$174,543, ThCh$257,766 and ThCh$208,851 for the years ended December 31, 2001, 2002 and 2003, respectively.

d)   Litigation

     As of December 31, 2003, the Company and its Subsidiaries have lawsuits pending against them with respect to their ordinary course of business which, according to the company's legal advisers, do not represent risks of material adverse changes on results of operations and the financial position of the Company and accordingly has not made any provisions in the financial statements.

     Specific detail of certain lawsuits is provided as follows. The Company and its legal advisors do not believe that any of the lawsuits below represent risks of material adverse changes on results of operations and the financial position of the Company. Accordingly, the Company has not made any provisions in the financial statements.


     Chilesat S.A.:

     1) In September 2000, Guyana Telephone & Company Co., Ltd. ("GT&T") filed a complaint against Melbourne International Communications Ltd., Wajay Investment Inc., NACS Communications Inc. and Chilesat S.A. before the courts of Florida, USA. In 2002, the Court absolved NACS Communications Inc., but condemned the other three defendants, including Chilesat S.A. This verdict was appealed before the Circuit 11 State Appeals Court of the United States, which finally ordered Chilesat to pay the plaintiff the sum of approximately ThCh$1,959,540 (US$3.3 million).

          However, should GT&T try to execute its favorable sentence against Chilesat S.A., the Company, in the opinion of their legal counsel, could claim that they were never legally notified during the aforementioned court processes, in which it did not participate, and allege lack of jurisdiction of the courts in the state of Florida.

     2) On June 10, 2003, the subsidiary Chilesat S.A. was notified of a complaint presented before the State Court of New York by the Ministry of Post Offices and Telecommunications of Cambodia ("Cambodia") against AT&T Corp., Globus S.A. and Chilesat S.A. In this complaint, Cambodia demands from all the defendants as a group, payment of approximately ThCh$4,750,400 (US$8 million), plus interest and legal costs, for alleged failure to pay the accounting rates charged by Cambodia for traffic of calls in Cambodia which had not been declared.

          Subsequently, AT&T Corp. reached an agreement with Cambodia, in which Cambodia ceded to AT&T Corp part of its alleged litigation rights against Globus S.A. and Chilesat S.A. Therefore management believed that the complaint has now concluded.

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)


          Based on the information that the Company has gathered, due to the agreement reached with AT&T Corp., Cambodia filed a new complaint against Globus S.A. and Chilesat S.A., in which it claims from both companies jointly the sum of approximately ThCh$4,156,600 (US$7 million) (plus interest and costs), for the alleged failure to pay the accounting rates charged by Cambodia for traffic of calls. Chilesat S.A. still has not been legally notified and, in any case, the Company believes that the courts hearing that process lack jurisdiction.

     3) The subsidiary Chilesat S.A. is a party in labor lawsuits. Management believes that they will not have a significant effect on the financial statements.


Note 27 - Directors' Remuneration

Directors' fees for attendance at Board meetings totaled ThCh$176,248 in 2001, ThCh$134,007 in 2002 and ThCh$114,661 in 2003. The Board was not entitled to profit sharing in 2001, 2002 and 2003.


Note 28 - Non-Operating Income

Non-operating income for each year is summarized as follows:


                                                                         For the years ended December 31,
                                                                ---------------------------------------------
                                                                  2001                2002              2003
                                                                  ----                ----              ----
                                                                  ThCh$               ThCh$             ThCh$
Reversal of negative shareholder's equity Nacs
  Communications Inc. (1)                                             -                    -          6,695,185
Insurance recoveries                                            117,871               64,795             11,422
Credit for absorbed income                                       21,017                2,847              5,219
Recovery of uncollectibles                                            -                    -            599,584
Gain on sale of Texcom Telecomunicaciones C.A.                        -            1,190,789                  -
Reversal of allowances                                          361,066                    -                  -
Recovery of bad debts                                            87,412                  491                508
Rebates from suppliers                                          112,944              537,166             27,318
Reversal of accrued penalty interest                                  -            1,460,864                  -
Other                                                           133,666               50,371            302,272
                                                             ----------           ----------         ----------
Total                                                           833,976            3,307,323          7,641,508
                                                             ==========           ==========         ==========

(1) On May 1, 2003 the Company decided to discontinue its operations in the United States market. NACS Communications Inc., subsidiary of Texcom S.A., with offices in Miami, Florida, has begun liquidation procedure under Chapter VII of that country's legislation.

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)


Note 29 - Non-Operating Expenses

Non-operating expenses for each year are summarized as follows:

                                                                            For the years ended December 31,
                                                                            --------------------------------
                                                                    2001                  2002                  2003
                                                                    ----                  ----                  ----
                                                                    ThCh$                 ThCh$                  ThCh$
Studies related to foreign subsidiaries and new
  projects                                                                -            1,398,814             1,106,454
Real estate restructuring costs                                           -              325,243                     -
External consulting fees                                                  -                    -               234,501
Uncompleted projects subsequently written-off                       176,669                    -                     -
Impairment of Property, plant and equipment                      16,725,805              371,009               244,945

Receivables from related parties written-off                      4,513,749              462,064             6,661,343
Severance indemnities                                               962,976               59,260               256,781

Amortization of debt issuance costs                                 261,499                    -                     -
Trade accounts receivable write-off                                       -                    -                34,537
Lawsuit settlements                                                 746,637              653,440                     -
Early termination of agreements with suppliers                    2,132,579                    -                     -
Closure of foreign subsidiaries                                     128,477                    -                     -
Other                                                               297,679              219,221               549,941
                                                                    -------              -------               -------
Total                                                            25,946,070            3,489,051             9,088,502
                                                                 ==========            =========             =========

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)


Note 30 - Differences Between Chilean and US General Accepted Accounting Principles

Chilean GAAP varies in certain important respects from US GAAP. Such differences involve certain methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP.

1.   Differences in measurement methods

The principal methods applied in the preparation of the accompanying financial statements, which have resulted in amounts that differ from those that would have otherwise been determined under US GAAP, are as follows:

a)   Inflation Accounting

Under Chilean GAAP, financial statements are restated to reflect the full effects of the gain or loss in the purchasing power of the Chilean peso on the financial position and results of operations of all reporting entities. The method is based on a model that enables calculation of net inflation gains or losses caused by monetary assets and liabilities exposed to changes in the purchasing power of local currency, by restating all non-monetary accounts in the financial statements.

The model prescribes that the historical cost of such accounts be restated for general price-level changes between the date of origin of each item and year-end.

The inclusion of price-level adjustments in the accompanying financial statements is considered appropriate under the prolonged inflationary conditions affecting the Chilean economy even though the accumulated inflation rate for the last three years does not exceed 100%. The United States Securities and Exchange Commission ("SEC") does not require elimination of price-level restatement included in Form 20-F since it is considered as part of the comprehensive remeasurement of financial statements that is customary in Chile. Accordingly, the effects of price-level changes have not been eliminated in the reconciliation to US GAAP included under paragraph 1(k) below.

b)   Deferred income taxes

Under Chilean GAAP, until December 31, 1999, deferred income taxes were recorded based on non-recurring timing differences between the recognition of income and expense items for financial statement and tax purposes. Accordingly, there was an orientation toward the income statement focusing on differences in the timing of recognition of revenues and expenses in pre-tax accounting income and taxable income. At the time, Chilean GAAP also permitted not providing for deferred income taxes where a deferred tax asset or liability was either offsetting or not expected to be realized.

Beginning January 1, 2000, the Company recorded income taxes in accordance with Technical Bulletin No. 60 and its related amendments issued by the Chilean Association of Accountants, recognizing, using the liability method, the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities. As a transitional provision, a contra (referred to as "complementary") asset or liability has been recorded offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such complementary asset or liability is being amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates.

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)


Note 30 - Differences Between Chilean and US General Accepted Accounting Principles, continued

b)   Deferred income taxes, continued

Under US GAAP, companies must account for deferred taxes in accordance with SFAS 109 Accounting for Income taxes ("SFAS 109"), which requires an asset and liability approach for financial accounting and reporting of income taxes, under the following basic principles:

     o A deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and tax loss carry forwards.

     o The measurement of deferred tax liabilities and assets is based on the provisions of the enacted tax law. The effects of future changes in tax laws or rates are not anticipated.

     o The measurement of deferred tax assets are reduced by a valuation allowance if based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized.

Temporary differences are defined as any difference between the financial reporting basis and the tax basis of an asset and liability that at some future date will reverse, thereby resulting in taxable income or expense. Temporary differences ordinarily become taxable or deductible when the related asset is recovered or the related liability is settled. A deferred tax liability or asset represents the amount of taxes payable or refundable in future years as a result of temporary differences at the end of the current year.

The principal difference in the accounting for deferred income taxes between Chilean and U.S. GAAP relate to the reversal of the complementary assets and liabilities recorded as a transitional provision for unrecorded deferred taxes as of January 1, 2000 and their corresponding amortization into income. The effect of these differences on the net income and Shareholders' equity of the Company is included in paragraph 1(k) below.

As of December 31, 2002 and 2003 in order to reconcile from Chilean GAAP to US GAAP, the Company has an incremental deferred tax asset as follows:

                                                                                               2002            2003
                                                                                               ----            ----
                                                                                               ThCh$          ThCh$
  Reversal of complementary accounts....................................................        9,314        596,535
  Effects of recording income tax effect of US GAAP adjustments ........................      363,326        301,017
                                                                                             ------------------------
  Total.................................................................................      372,640        897,552
                                                                                             ------------------------

As the effects of recording such adjustments increases the deferred tax assets of the Company, and considering the amount of accumulated tax losses possessed by the Company, a valuation allowance has been created against such asset to offset the effect of the adjustments. As a consequence, as of December 31, 2001, 2002 and 2003 there is no net difference between Chilean GAAP and US GAAP relating to deferred income taxes. For disclosure purposes, the effect of the US GAAP adjustments and then the recording the additional valuation allowance are included in the reconciliation of net loss in paragraph 1(k) below.

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)

Note 30 - Differences Between Chilean and US General Accepted Accounting Principles, continued

c)   Goodwill

Under Chilean GAAP, prior to the implementation of Technical Bulletin 72, ("BT 72") which is mandatory for periods beginning after December 31, 2003, the excess of cost over the net book value of a purchased company was recorded as goodwill and amortized to income over a maximum period of twenty years. Amortization of goodwill may be accelerated if the acquiring company generates sufficient income to absorb the additional amortization in any given year.

Under US GAAP, in a business combination accounted for under the purchase method of accounting, the acquired company's identifiable assets and liabilities are recorded at fair values to give effect to the purchase price paid by the acquiring company. If, after the assets and liabilities of the acquired company have been adjusted to their fair value at the acquisition date, the purchase price exceeds the amount of such fair value, the excess is recorded as goodwill and prior to the implementation of SFAS 142 Goodwill and other Intangible Assets ("SFAS 142") was amortized to expense over the period of benefit, to a maximum life of 40 years. If the fair value of net assets exceeds the purchase price, such excess reduces the fair value of the acquired long-term non-monetary assets (principally property, plant and equipment).

For the years ended December 31, 2001, 2002 and 2003 there were no material differences between the method of accounting for business combinations between Chilean GAAP and US GAAP. Under SFAS 142, all goodwill, including that acquired before initial application of the standard, must be tested for impairment at least annually based on the fair value at the reporting unit level. Previously, the Company evaluated the carrying amount of goodwill for impairment, only if indicators of impairment were present.

In the year ended December 31, 2002 and 2003, management determined that there was no impairment of goodwill for either Chilean GAAP or US GAAP purposes. Therefore, the difference between Chilean GAAP and US GAAP for the treatment of goodwill in the years ended December 31, 2002 and 2003 is limited to the amount of goodwill amortization expense recognized under Chilean GAAP purposes that should be reversed for US GAAP purposes The effects of this difference is included in the reconciliation to US GAAP under paragraph 1(k) below.

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)


Note 30 - Differences Between Chilean and US General Accepted Accounting Principles, continued

c)   Goodwill, continued

The table below presents the reported net loss under U.S. GAAP and adjusted losses per share amounts that would have been recorded for the years ended December 31, 2001 if amortization expense recognized in this period related to goodwill is excluded:


                                                                                   Year ended December 31,
                                                                                  --------------------------
                                                                                             2001
                                                                                             ----
                                                                                            ThCh$
        Reported net loss under U.S. GAAP......................................         (52,068,847)
        Add back: Goodwill amortization........................................              13,647
                                                                                 ----------------------
        Adjusted net loss......................................................         (52,055,200)
                                                                                 ======================

        Loss per share
        U.S. GAAP(1)
        Reported net loss......................................................              (2,285)
        Goodwill amortization..................................................                   1
                                                                                 ----------------------
        Adjusted net loss......................................................              (2,284)
                                                                                 ----------------------
        Weighted average number of total shares outstanding (in thousands)(2)..              22,793
                                                                                 ======================

          (1) The loss per share data shown above is determined by dividing net loss by the weighted average number of shares of common stock outstanding during each year. There are no potentially dilutive effects as the Company had not issued convertible debt or equity securities.

          (2) As described in Note 24, during 2002 a one-for-ten reverse split of the Company's capital shares was performed. This reverse split was considered for all periods presented in the calculation of the Company's loss per share.

d)   Deficit during development stage

For Chilean GAAP purposes, investments in majority-owned subsidiaries in the development stage are recorded by the equity method and the investor's proportional share of the subsidiary's results of operations are taken to a reserve which forms part of the investor's shareholders' equity. For US GAAP purposes, majority-owned subsidiaries in the development stage are consolidated and the results of their operations charged directly to income. This difference between Chilean GAAP and US GAAP has been included in the reconciliation of net loss in paragraph 1(k) below.

As of December 31, 2003 there are no companies within the group which are considered to be development stage companies.

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)


Note 30 - Differences Between Chilean and US General Accepted Accounting Principles, continued

e) Deferred income and discount on note receivable related to the sale of the joint venture in Chilesat Telefonia Personal S.A.

On March 3, 1997, the Company transformed a previously wholly owned subsidiary Chilesat Telefonia Personal S.A. into a joint venture on March 3, 1997 effectively selling a participation to Inversiones Qualcomm Chile S.A. ("Qualcomm"). The purpose of the joint venture was to build and operate a mobile telephone personal communication system ("PCS") in Chile.

As part of the formation of the joint venture, the Company provided a contract for the use of the network and signal distribution for a period of 11.5 years. The payment for the use of the network is being recognized over the life of the contract, however there is a basis difference between the amount recorded under Chilean GAAP and what is recorded under US GAAP. On April 19, 1999, the joint venture was sold and the balance of deferred income for US GAAP purposes was ThCh$3,026,294 higher than the balance for Chilean GAAP purposes. The effects of the differences of the amortization of deferred income, relating to network use and signal distribution contract after the date of sale are as follows:

                                                                         2001            2002            2003
                                                                         ----            ----            ----
                                                                         ThCh$          ThCh$           ThCh$
                                                                    ------------------------------------------------
  Amount recognized - US GAAP                                              746,755         877,532         941,610
  Amount recognized - Chilean GAAP (Less)                                  486,908         509,465         596,246
                                                                                 -               -               -
                                                                    ------------------------------------------------
  Net increase in deferred income recognized..............                 259,847         368,067         345,364
                                                                    ------------------------------------------------


The effects of recording the amortization of deferred income under US GAAP are included in the reconciliation of net loss in paragraph 1(k) below.

f)   Restructuring and modification of debt - 1999 and 2002

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

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)

Note 30 - Differences Between Chilean and US General Accepted Accounting Principles, continued

f)   Restructuring and modification of debt - 1999 and 2002, continued

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

The Company's analysis indicated that a substantial modification of the debt terms did not occur because the calculated difference was less than 10 percent. The carrying value of the debt exceeded the fair value of the debt by ThCh$2,693,964. The effects of treating this amount in a manner similar to a discount on the debt and the effects of systematically amortizing the amount as a component of interest expense is included in the reconciliation of net loss under paragraph 1(k) below.

The effects of recording the share issuance for the debt capitalization at the fair value of the shares at the date of the capitalization under US GAAP rather than at the amount of the debt reduction as was applied under Chilean GAAP has been included in the reconciliation of shareholders' equity (deficit) under paragraph 1(k) below.

The balance of the unamortized discount was ThCh$1,508,851 and ThCh$718,005 as of December 31, 2001 and 2000, respectively. Due to the restructuring and modification of debt in 2002 (as outlined in the following section), the balance of the unamortized discount was reduced to zero on April 25, 2002 as part of the gain on the troubled debt restructuring.

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)


Note 30 - Differences Between Chilean and US General Accepted Accounting Principles, continued

f)   Restructuring and modification of debt - 1999 and 2002, continued

The Company gave effect to a restructuring and modification of a significant portion of its debt obligations on April 25, 2002. For Chilean GAAP purposes, the debt capitalization was treated as a restructuring of debt at book value and a gain of ThCh$1,460,864 was recognized in non-operating income related to accrued penalty interest.

For US GAAP purposes, the restructuring of debt should be accounted for in accordance with SFAS No. 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings ("SFAS 15"), as the creditors made certain concessions due to the financial difficulties of the Company, namely waiving the payment of principal during the term of the Agreements outlined in Note 1 and waiving the penalty interest they were entitled to. As the terms of the restructuring led to two different situations for the debt holders, these were considered separately for US GAAP purposes.

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

For the debt that was part of the agreements with the debt holders but was not purchased and subsequently exchanged for an equity participation by the debt holder Southern Cross, the outstanding principal and interest was restructured and is due in one lump sum payment 15 years from the date of the debt restructure. Consistent with SFAS 15, since the undiscounted sum of the remaining payments is equal to the carrying value for US GAAP purposes, there is no gain recorded on this portion of the troubled debt restructuring. There was no penalty interest related to this debt.

The book value of the debt, that was purchased by Southern Cross and then exchanged for shares of series A and series B stock was compared to the fair value of the stock, issued (Ch.$18 per share). As the book value of this debt, including accrued penalty interest, was more than the fair value of the equity, the Company recognized a gain of ThCh$1,742,995 as follows:


                                                                                            ThCh$
      Penalty interest - accrual as of December 31, 2001.............................     1,460,864
      Penalty  interest -  additional  expense from January 1, 2002 until April 25,
         2002........................................................................       874,459
      Discount on 1999 debt restructuring for US GAAP purposes.......................      (592,328)
                                                                                      --------------
      Gain on troubled debt restructuring............................................     1,742,995
                                                                                      --------------

The ThCh$592,328 discount of debt for US GAAP purposes represents a difference between the net loss recorded for Chilean GAAP purposes and US GAAP purposes. The amounts related to penalty interest result in classification differences between Chilean GAAP and US GAAP because, i), the accrual as of December 31, 2001 was reported as other non-operating income for Chilean GAAP purposes, whereas it increases the gain on the troubled debt restructuring for US GAAP purposes, and ii) the additional expense related to penalty interest from January 1, 2002 until April 25, 2002 increases interest expense for US GAAP purposes by ThCh$874,459 and increases the gain on the troubled debt restructuring by the

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)


Note 30 - Differences Between Chilean and US General Accepted Accounting Principles, continued

same amount. The effects of recording the difference for US GAAP purposes are included in the reconciliation of net loss in 1(k) below.

g)   Recognition of loss in Colomsat S.A.

On May 10, 2002, the SVS authorized the non-consolidation of subsidiary
Colomsat S.A. for Chilean GAAP purposes and effective retroactively from January 1, 2002. Therefore the consolidated financial statements as of December 31, 2002 and 2003, do not include the assets and liabilities of the subsidiary Colomsat S.A. and the operating losses generated during the years ended December 31, 2002 and 2003 were not recognized, as discussed in Note 2(b).

For US GAAP purposes, as of December 31, 2002 and 2003 Colomsat S.A. should be consolidated as it is considered to be controlled by the Company. The net assets of Colomsat S.A. at December 31, 2002 and 2003 respectively are disclosed in Note 2(b).

For US GAAP purposes, the net loss of Colomsat S.A. of Th.Ch$2,261,123 and ThC$1,139,007 for the years ended December 31, 2002 and 2003 respectively should be recognized by the Company and are reflected in the US GAAP reconciliation in 1(k) below.


h)   Reverse recognition of minority interest for Inversiones Proventus:

Under Chilean GAAP, the subsidiary Inversiones Proventus Limitada ("IP") recorded negative shareholders' equity. The assets and liabilities of IP have been consolidated with the Company and the corresponding portion of the net assets not owned by the Company has been included in minority interest.

Under US GAAP, minority interest should not be accounted for in subsidiaries that register negative shareholders' equity, as the Company could be held responsible for 100% of the accumulated losses and net liability position of its subsidiary. The effect of reversing the minority interest associated with IP US GAAP purposes is included in paragraph 1(k) below.

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)

Note 30 - Differences Between Chilean and US General Accepted Accounting Principles, continued

i)   Discontinued Operations

Colomsat (Colombian subsidiary)

As of December 31, 2003 the Company's operations in Colombia had been declared bankrupt and was later sold in 2004. The Colombian operations have been considered as "discontinued" due to the fact that at the balance sheet date, management had the authority to approve the disposal and was committed to the plan to carry out the disposal, a buyer had been identified and the sale has since been carried out at a reasonable market value.

The Colombian operations taken on their own recorded negative shareholders' equity at the purchase date and no further charge for impairment has been recorded as of the purchase date.

The Colombian operations were sold during 2004 subsequent to the financial statements date. The amount received as proceeds was US$396,900 (approximately ThCh$235,679). Accordingly, for US GAAP purposes the negative shareholders' equity registered at the date of the sale will be released into income during the year ended December 31, 2004 and the proceeds recognized. The total of these amounts to be recognized will be ThCh$3,635,810.
The relevant disclosures relating to such operations for both current and prior periods have been included in paragraph 2(m) below. Those adjustments between Chilean GAAP and US GAAP relating to the Colombian operations and that had effect before the sale of the operations have also been included in "discontinued operations" in paragraph 1(k) below.

Nacs Communications Inc (USA subsidiary)

As of May 1, 2003 the Company's operations in the United States, operated through the subsidiary NACS Communications Inc., a subsidiary of Texcom S.A., were declared bankrupt and the Company has ceased to use the associated assets. As a consequence, NACS Communications Inc. has been discontinued and discontinued operations accounting has been used. No impairment charge was recorded at the date of the bankruptcy. At the time of the bankruptcy, NACS Communications Inc had an outstanding payable to the Company amounting to ThCh$6,221,430. Under Chilean GAAP, this payable and the corresponding receivable in the Parent Company's books were not eliminated on consolidation. However the receivable has been taken to income as a non-operating expense (see Note 29). The payable in the books of NACS Communications Inc has been included in its final negative shareholders' equity. Such negative shareholders' equity amounting to ThCh$6,695,185 has also been included in income for the year ended December 31, 2003 as the Company has no further obligations with regard to its investment in NACS Communications Inc. The difference between the receivable and the negative shareholders' equity is the final gain for the Company at the point of bankruptcy. Under US GAAP, as there were no differences in the treatment of NACS Communications Inc and the gain on the termination of operations is of the same amount under each GAAP. The relevant discontinued operations disclosures relating to such operations for both current and prior periods have been included in paragraph 2(k) below.

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)


Note 30 - Differences Between Chilean and US General Accepted Accounting Principles, continued

j)   Comprehensive loss

In accordance with US GAAP, the Company reports a measure of all changes in shareholders' equity that result from transactions and other economic events of the period other than transactions with owners ("comprehensive income"). Comprehensive income is the total of net income and other non-owner equity transactions that result in changes in net shareholders' equity.

For US GAAP purposes, the Company is required to report and display their comprehensive income or loss in a separate financial statement in accordance with SFAS No. 130, Reporting Comprehensive Income. The effect of this standard is shown in paragraph 1(k).

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)


Note 30 - Differences Between Chilean and US General Accepted Accounting Principles, continued

k)   Effects of conforming to US GAAP

The adjustments to reported net loss required to conform with US GAAP are as follows:

                                                                               For the years ended December 31,
                                                                               --------------------------------
                                                                            2001             2002             2003
                                                                            ----             ----             ----
                                                                            ThCh$            ThCh$           ThCh$
 Net loss under Chilean GAAP...........................................  (52,118,798)     (13,656,307)     (9,698,277)
 Effect of differences between Chilean GAAP and US GAAP:
 Deferred income taxes- reversal of complementary accounts
   (paragraph 1(b)) ...................................................      584,289        2,643,964         587,221
 Valuation allowance of deferred income taxes (paragraph 1(b))                    -        (2,522,487)       (524,912)
 Deferred  income effect tax over US GAAP adjustment                              -          (121,477)        (62,309)
 Reversal of amortization of goodwill (paragraph 1(c)).................           -            25,459          30,108
 Losses during development stage of subsidiary (paragraph 1(d)).......       (3,339)         (29,231)              -
 Deferred income and discount on note receivable related to the sale of the joint venture in Chilesat Telefonia Personal S.A
   (paragraph. 1(e))..................................................      259,847          368,067         345,364
 Effects of higher effective interest rate  under US GAAP on
   renegotiated debt (paragraph. 1(f)) ................................     (790,846)        (133,766)              -
 Write-off of remaining effect of higher  effective interest
   rate  due to troubled debt restructuring (paragraph. 1(f))..........           -          (584,239)              -
 Recognition of loss in Colomsat S.A (paragraph. 1(g)).................           -        (2,261,123)     (1,139,007)
 Reverse recognition of minority interest for Inversiones
   Proventus (paragraph. 1(h)..........................................           -                -         (186,206)
 Other ................................................................           -           (79,223)              -
 Elimination of discontinued operations (paragraph.1(i))...............    5,946,179        5,158,390       2,671,046
                                                                         ===========      ===========      ==========
 Net loss in accordance with US GAAP before discontinued
   operation...........................................................  (46,122,668)     (11,191,973)     (7,976,972)
                                                                         ===========      ===========      ==========
 Discontinued operations:

 Loss from discontinued operations.....................................   (5,946,179)      (5,158,390)     (2,671,046)
                                                                         ------------     ------------     -----------
 Net loss in accordance with US GAAP...................................  (52,068,847)     (16,350,363)    (10,648,018)
 Other comprehensive loss:

 Foreign currency translation adjustment, current year.................       (2,085)         (56,365)         608,407
                                                                         -----------      -----------      -----------
 Comprehensive loss in accordance with US GAAP (par. 1(j)..............  (52,070,932)     (16,406,728)     (10,039,611)
                                                                         ===========      ===========      ===========

There was no charge to income relating to the discontinued operations for the years ended December 31, 2001, 2002 and 2003.

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)


Note 30 - Differences Between Chilean and US General Accepted Accounting Principles, continued

k)   Effects of conforming to US GAAP, continued

The adjustments required to conform Shareholders' equity amounts to US GAAP are as follows

                                                                                    2002                2003
                                                                                    ----                ----
                                                                                   ThCh$                ThCh$
  Net Shareholders' equity in accordance with Chilean GAAP: ...................   39,775,712          30,685,842
  Effects of differences between Chilean and US GAAP:
  Deferred income taxes- reversal of complementary accounts (paragraph
     1(b)) ....................................................................        9,314             596,535
  Valuation allowance of deferred income taxes (paragraph 1(b))                     (372,640)           (897,552)
  Reversal of amortization of goodwill (paragraph 1(c))........................       25,459              55,567
  Deferred income and discount on note receivable related to the sale of the joint venture in Chilesat Telefonia Personal S.A (paragraph. 1
     (e))......................................................................   (2,137,215)         (1,791,850)
  Effect of recording the share issuance for the debt capitalization at
     fair value (par. 1(f)).....................................................    2,693,964           2,693,964
  Amortization of the effect of recording the share issuance for the debt
     capitalization of fair value (paragraph. 1(f))............................   (2,109,725)         (2,109,725)
  Write-off of remaining effect of higher  effective interest rate  due to
     troubled debt restructuring (paragraph. 1(f)).............................     (584,239)           (584,239)
  Recognition of loss in Colomsat S.A (paragraph. 1(g))........................   (2,261,123)         (3,400,131)
  Recognition of loss in Inversiones Proventus (paragraph. 1(h))...............            -            (186,206)
  Deferred  income effect tax over US GAAP adjustment (paragraph 1(b))               363,326             301,017
                                                                                ---------------------------------
  Net Shareholders' equity (deficit) in accordance with US GAAP................   35,402,833          25,363,222
                                                                                ---------------------------------

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)


Note 30 - Differences Between Chilean and US General Accepted Accounting Principles, continued

k)   Effects of conforming to US GAAP, continued

The changes in Shareholders' equity accounts determined under US GAAP are summarized as follows:

                                                                         As of December 31,
                                                                         ------------------
                                                                 2001             2002             2003
                                                                 ----             ----             ----
                                                                 ThCh$            ThCh$            ThCh$
  Balance as of January 1 ...............................      20,507,664     (31,563,268)       35,402,833
  Capital Increase.......................................               -       83,372,829                -

     Cumulative translation adjustment...................         (2,085)         (56,365)          608,407
     Net loss for the year ..............................    (52,068,847)     (16,350,363)     (10,648,018)
                                                          ----------------------------------------------------
  Balance as of December 31, ............................    (31,563,268)       35,402,833       25,363,222
                                                          ----------------------------------------------------

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)


Note 30 - Differences Between Chilean and US General Accepted Accounting Principles, continued

2.   Additional disclosure requirements


a)   Loss per share

The following disclosure of loss per share information is generally not required for presentation in financial statements under Chilean GAAP, but is required under US GAAP:

                                                                          2001           2002            2003
                                                                          ----           ----            ----
                                                                         Ch$             Ch$            Ch$

      Basic and diluted loss per share -under Chilean GAAP (1)        (2,286.61)        (42.09)         (20.67)

      Basic and diluted loss per share sunder US GAAP before
      discontinued operations                                         (2,023.55)        (34.49)         (17.00)

      Basic and diluted loss per shares under US GAAP from
      discontinued operations                                           (260.88)        (15.90)          (5.69)


      Basic and diluted loss per share -under US GAAP (1)             (2,284.43)        (50.39)         (22.70)

      Weighted average number of shares of Common stock
      outstanding (in thousands of shares) (2)                           22,793        324,458         469,106

     (1) The loss per share data shown above is determined by dividing net loss for both Chilean GAAP and US GAAP purposes by the weighted average number of shares of common stock outstanding during each year. There are no potentially dilutive effects as the Company had not issued convertible debt or equity securities.

     (2) As described in Note 21, during 2002 a one-for-ten reverse split of the Company's capital shares was performed. This reverse split was considered for all periods presented in the calculation of the Company's loss per share for both Chilean GAAP and US GAAP.

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)


Note 30 - Differences Between Chilean and US General Accepted Accounting Principles, continued

b)   Income taxes

As explained above, the accounting treatment of income taxes under Chilean GAAP and US GAAP differs with respect to accounting for deferred income taxes.

The provisions for income taxes charged to the results of operations were as follows:

                                                                          2001             2002             2003
                                                                          ----             ----             ----
                                                                         ThCh$             ThCh$            ThCh$
  Chilean GAAP tax provision expense (Note 21)                         (576,467)        (19,529)        (16,971)
  Deferred income tax credit (charge) US GAAP                           584,289       2,313,357         315,783
  Valuation Allowance (US GAAP)                                               -      (2,313,357)       (315,783)
                                                                                             -               -
                                                                    ------------------------------------------------
  Total tax benefit  (expense) US GAAP                                    7,822         (19,529)        (16,971)
                                                                    ------------------------------------------------

Deferred tax assets (liabilities) under US GAAP are summarized as follows as of December 31 of each year:

                                                  2002                                       2003
                                ------------------------------------------ -----------------------------------------
                                     Short term           Long Term             Short term          Long Term
                                ------------------------------------------ -----------------------------------------
                                       ThCh$                ThCh$                 ThCh$               ThCh$
Deferred tax assets
Allowance for doubtful accounts            1,033,271                    -             1,867,348                   -
Deferred income                              652,740              760,081               552,589             597,983
Vacation accrual                              76,818                  918                73,933                 730
Accumulated tax losses (1)                         -           13,740,913                     -          15,688,526
Obligations for leasing                      175,605            2,344,806               153,150           2,051,290

Other                                        300,286              374,681                63,592             119,647
                                ------------------------------------------ -----------------------------------------
   Gross deferred tax assets               2,238,720           17,221,399             2,710,612          18,458,176

Deferred tax liabilities
Property plant and equipment                (405,277)          (3,523,228)             (390,454)         (3,364,269)
Other                                         (9,278)                    -              (55,426)                   -
                                ------------------------------------------ -----------------------------------------
Gross deferred tax liabilities              (414,555)          (3,523,228)             (445,880)         (3,364,269)
                                ------------------------------------------ -----------------------------------------
Sub-total                                  1,824,165           13,698,171             2,264,732          15,093,907

Short-term deferred taxes assets           1,824,165                    -             2,264,732                   -

Long-term deferred taxes assets                    -           13,698,171   -                            15,093,907
                                ------------------------------------------ -----------------------------------------
Valuation allowance                      (1,824,165)         (13,698,171)           (2,264,732)        (15,093,907)
                                ------------------------------------------ -----------------------------------------
Net deferred taxes                                 -                    -                     -                  -
                                ------------------------------------------ -----------------------------------------

The Company has established a valuation allowance for the net deferred asset position because, at the present time, it is more likely than not that the net deferred tax assets will not be utilized by the Company.

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)


Note 30 - Differences Between Chilean and US General Accepted Accounting Principles, continued

b)   Income taxes, continued

Tax loss carryforwards relate primarily to Peruvian and Chilean entities. In accordance with the current enacted tax law in Chile tax losses may be carried-forward indefinitely, however the Peruvian tax carryforwards expire in 2006.

The provision for income taxes differs from the amount of income tax determined by applying the applicable Chilean statutory income tax rate to pretax accounting income on a US GAAP basis as a result of the following differences:

                                                                           2001            2002            2003
                                                                           ----            ----            ----
                                                                           ThCh$          ThCh$           ThCh$
                                                                    ------------------------------------------------
  Tax benefit at statutory Chilean tax rates                            6,970,965       1,819,675       1,332,381
  Increase (decrease) in rates resulting from:
     Effects of foreign tax rates                                         928,631         484,524         243,960
     Non deductible expenses                                           (5,386,549)     (1,859,925)     (1,465,031)
    Change in the valuation allowance for deferred tax   assets        (2,556,415)       (444,274)       (111,310)
      Other                                                                51,190         (19,529)        (16,971)
                                                                    ------------------------------------------------
  Tax benefit (expense) at effective tax rates                              7,822         (19,529)        (16,971)
                                                                    ------------------------------------------------

The Chilean statutory first category (corporate) income tax rate was 15.0% for 2001, 16.0% for 2002 and 16.5% in 2003, with a subsequent increase to 17% in 2004 in accordance with Chilean law, The Company and each of its subsidiaries compute and pay taxes on a separate legal entity basis.

c)   Concentration of credit risk

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

Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities comprising the Company's customer base being located in Chile; approximately 96% and 98% at December 31, 2002 and 2003, respectively and no customer has outstanding receivables of more than 10%. The Company does not require collateral or security for its accounts receivable.

As of December 31, 2003 approximately 57% of the Company's employees are covered by collective bargaining agreements. At the moment the Company is in the process of collective negotiations with the union associated with the Company, since the current agreement expires in June of 2005.

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)


Note 30 - Differences Between Chilean and US General Accepted Accounting Principles, continued

d)   Fair value

The following represent the company's required disclosures regarding the fair value of financial instruments under US GAAP as of December 31, 2002 and 2003.

                                                         As of December 31,
                                                   ----------------------------------------------------------------------
                                                                 2002                                 2003
                                                   ---------------------------------     --------------------------------
                                                     Book Value     Estimated Fair        Book Value     Estimated Fair
                                                                         Value                               Value
                                                        ThCh$            ThCh$               ThCh$            ThCh$
                                                   ---------------- ----------------     -------------- -----------------
    ASSETS
    Cash                                                   874,903          874,903         1,358,898         1,358,898
    Time deposits                                           92,460           92,460           287,281           287,281
    Marketable securities                                  330,790          330,790             4,252             4,252
    Trade accounts receivable                            6,203,798        6,203,798         6,035,569         6,035,569
    Notes receivable                                       515,512          515,512           146,096           146,096
    Miscellaneous receivables                            1,579,766        1,579,766         1,275,618         1,275,618
    Other current assets                                   145,708          145,708         1,810,347         1,810,347

    LIABILITIES
    Short-term bank liabilities                                  -                -                   -                -
    Short-term portion of long-term bank
    liabilities                                          6,700,345        6,700,345         7,182,106         7,182,106
    Current trade accounts payable                      13,852,166       13,852,166        13,614,282        13,614,282
    Long-term bank liabilities                          13,808,139       13,808,139        21,751,304        21,751,304
    Long-term Accrued liabilities                        2,747,154        2,747,154         1,129,755         1,129,755

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

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)


Note 30 - Differences Between Chilean and US General Accepted Accounting Principles, continued

e)   Statement of cash flows

Under US GAAP, cash equivalents are generally defined as highly liquid investments with a maturity of less than three months from the date of purchase, rather than the policy the Company follows under Chilean GAAP of less than three months from the date of the close of the financial statements. As of December 31, 2001, 2002 and 2003, there is no material difference between US GAAP and Chilean GAAP regarding the classification of cash equivalents.


f)   Lease commitments

The Company leases certain property under long-term non-cancelable leases, which are accounted for as capital leases. The related future minimum lease payments as of December 31, 2003 were as follows:

                                                                                                      ThCh$
       2004                                                                                         4,344,765
       2005                                                                                         2,158,578
       2006                                                                                         1,384,396
       2007                                                                                           889,729
       2008                                                                                           889,729
       Thereafter                                                                                   9,933,592
                                                                                                    ---------
       Total future minimum capital lease payments                                                 19,600,789
       Interest                                                                                   (10,014,204)
                                                                                                  -----------
       Present value of net minimum capital lease payments                                          9,586,585
                                                                                                    =========
       Current portion                                                                              3,432,957
       Long-term portion                                                                            6,153,628

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)


Note 30 - Differences Between Chilean and US General Accepted Accounting Principles, continued

g)   Advertising Costs

The Company expenses advertising costs when the related advertising has been published or aired. Advertising expenses for the years ended December 31, 2001, 2002 and 2003, amounted to ThCh$1,212,497, ThCh$1,295,193 and
ThCh$1,483,762, respectively.

The portion of advertising contracted but not yet used is presented within prepaid expenses and is disclosed in Note 8.

h)   Segment reporting

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

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)

Note 30 - Differences Between Chilean and US General Accepted Accounting Principles, continued

The table below presents information about net loss and segment assets used by the chief operating decision maker of the Company as of and for the year ended December 31, 2003:

                                                                  Chilesat Servicios
                                                   Chilesat S.A.  Empresariales S.A.   Texcom S.A.      All Others
                                                   ------------------------------------------------------------------
                                                       ThCh$            ThCh$             ThCh$           ThCh$
Net sales:
Public Long-distance Service
     International long-distance                        7,403,581                  -               -                -
     Domestic long-distance                            15,912,841                  -               -                -
     Correspondents                                     6,056,673                  -               -                -
     Other income                                       5,722,342                  -               -           27,688
Related Business Service
     Domestic networks                                          -          5,933,377               -                -
     Correspondents                                             -             48,537               -                -
     Telex services                                             -             68,051               -                -
     Texcom S.A.                                                -                  -       1,768,335                -
     All Others.                                                -                  -               -          325,831
     Intersegment sales                                 3,942,491            194,815          68,052        1,013,552
                                                   -------------------------------------------------------------------
     Net sales                                         39,037,928          6,244,780       1,836,387        1,367,071
                                                   ===================================================================
     Segment net loss                                    (318,624)          (798,587)      2,439,527      (16,933,966)
Specified items included in segment net
loss for the year ended December 31, 2003:
     Interest income                                      319,817          1,213,873           5,075          231,652
     Interest expense                                  (1,558,609)           (61,421)        (51,468)      (1,734,300)
     Depreciation and amortization
     expense of property, plant and
       equipment                                       (8,785,748)        (2,062,119)       (154,775)        (310,505)
     Goodwill amortization expense                              -                  -          (6,103)         (24,005)
     Income tax benefit (expense)                          (8,328)            (2,469)         (1,351)          (4,823)
     Losses on equity method
     investments                                         (415,747)                 -               -       (7,937,072)
     Obsolete fixed assets written-off                                             -                         (244,945)
Specified items related to segment assets
as of December 31, 2003:
     Total assets                                      81,286,137         29,420,786       1,054,645       93,846,276
     Property, plant and equipment                     56,490,774          8,743,901         581,196          928,324
     Investment in related companies                   12,634,282                  -               -       61,226,526
     Total capital expenditures                         7,649,768          4,773,355          32,148           50,089
     Goodwill                                                   -                  -                          432,732


                                                     Total Segments    Eliminations        Consolidated
                                                   ------------------------------------------------------
                                                          ThCh$            ThCh$                ThCh$
Net sales:
Public Long-distance Service
     International long-distance                         7,403,581                 -           7,403,581
     Domestic long-distance                             15,912,841                 -          15,912,841
     Correspondents                                      6,056,673                 -           6,056,673
     Other income                                        5,750,030                 -           5,750,030
Related Business Service
     Domestic networks                                   5,933,377                 -           5,933,377
     Correspondents                                         48,537                 -              48,537
     Telex services                                         68,051                 -              68,051
     Texcom S.A.                                         1,768,335                 -           1,768,335
     All Others.                                           325,831                 -             325,831
     Intersegment sales                                  5,218,910        (5,218,910)                  -
                                                   ------------------------------------------------------
     Net sales                                          48,486,166    -    5,218,910          43,267,256
                                                   ======================================================
     Segment net loss                                  (15,611,650)        5,913,373          (9,698,277)
Specified items included in segment net
loss for the year ended December 31, 2003
     Interest income                                     1,770,417        (1,347,225)            423,192
     Interest expense                                   (3,405,798)        1,347,225          (2,058,573)
     Depreciation and amortization
     expense of property, plant and
       equipment                                       (11,313,147)                -         (11,313,147)
     Goodwill amortization expense                         (30,108)                -             (30,108)
     Income tax benefit (expense)                          (16,971)                -             (16,971)
     Losses on equity method
     investments                                        (8,352,819)        8,352,819                   -
     Obsolete fixed assets written-off                    (244,945)                -            (244,945)
Specified items related to segment assets
as of December 31, 2003:
     Total assets                                      205,607,844      (125,470,572)         80,137,272
     Property, plant and equipment                      66,744,195                 -          66,744,195
     Investment in related companies                    73,860,808       (73,860,808)                  -
     Total capital expenditures                         12,505,360                 -          12,505,360
     Goodwill                                              432,732                 -             432,732

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)

Note 30 - Differences Between Chilean and US General Accepted Accounting Principles, continued

The table below presents information about net loss and segment assets used by the chief operating decision maker of the Company as of and for the year ended December 31, 2002:

                                                                   Chilesat Servicios
                                                      Chilesat S.A.  Empresariales S.A.    Texcom S.A.       All Others
                                                ---------------------------------------------------------------------------
                                                       ThCh$              ThCh$             ThCh$             ThCh$
Net sales:
Public Long-distance Service
  International long-distance                        6,808,316                  -                -                  -
  Domestic long-distance                            16,235,558                  -                -                  -
  Correspondents                                     4,950,667                  -                -                  -
  Other income                                       5,383,979                  -                -                  -
Related Business Services
  Domestic networks                                          -          5,212,337                -                  -
  Correspondents                                             -             68,517                -                  -
  Telex Services                                             -             20,051                -                  -
  Texcom S.A.                                                -                  -        5,329,400                  -
  Telsys S.A.                                                -                  -                -            222,842
  Intersegment sales                                 1,802,072             80,588          134,401          2,336,702
                                              ------------------------------------------------------------------------
  Net sales                                         35,180,592          5,381,493        5,463,801          2,559,544
                                              ========================================================================
  Segment net loss                                  (6,311,624)        (1,202,057)      (2,965,733)       (14,490,252)
Specified items included in segment net
loss for the year ended December 31, 2002:
 Interest income                                       615,539          1,352,525            4,736          2,163,922
 Interest expense                                    5,129,981)           (75,077)         (63,526)        (1,827,936)
 Depreciation and amortization expense              (9,929,573)        (1,933,483)        (372,882)          (197,291)
    of property, plant and equipment
 Goodwill amortization expense                               -                  -           (7,473)           (17,986)
 Income tax benefit (expense)                          (10,678)            (2,380)               -             (6,472)
 Losses on equity method investments                  (625,791)                 -         (316,956)       (10,686,816)
Write-off of impaired property,
  plant and equipment                                        -                  -         (371,009)                 -
  Write-off of obsolete property,
  plant and equipment                                        -                  -                -                  -
Specified items related to segment assets
as of December 31, 2002:
  Total assets                                      82,137,312         26,769,268        4,762,898         98,039,151
  Property, plant and equipment                     61,291,194          6,367,345        2,115,492          1,562,345
  Investment in related companies                   13,050,026                  -                -         20,412,575
  Total capital expenditures                         5,951,453          1,808,840          689,787              9,101
  Goodwill                                                   -                  -                -            464,243


                                         Total Segments          Eliminations         Consolidated
                                         ----------------------------------------------------------
                                              ThCh$                 ThCh$                 ThCh$
Net sales:
Public Long-distance Service
  International long-distance                   6,808,316                    -            6,808,316
  Domestic long-distance                       16,235,558                    -           16,235,558
  Correspondents                                4,950,667                    -            4,950,667
  Other income                                  5,383,979                    -            5,383,979
Related Business Services
  Domestic networks                             5,212,337                    -            5,212,337
  Correspondents                                   68,517                    -               68,517
  Telex Services                                   20,051                    -               20,051
  Texcom S.A.                                   5,329,400                    -            5,329,400
  Telsys S.A.                                     222,842                    -              222,842
  Intersegment sales                            4,353,763           (4,353,763)                   -
                                         ------------------------------------------------------------
  Net sales                                    48,585,430           (4,353,763)           44,231,667
                                         ============================================================
  Segment net loss                            (24,969,666)          11,313,359           (13,656,307)
Specified items included in segment net
loss for the year ended December 31, 2002
 Interest income                                4,136,722           (3,452,366)              684,356
 Interest expense                              (7,096,520)           3,452,366            (3,644,154)
 Depreciation and amortization expense        (12,433,229)                   -           (12,433,229)
    of property, plant and equipment
 Goodwill amortization expense                    (25,459)                   -               (25,459)
 Income tax benefit (expense)                     (19,530)                   -               (19,530)
 Losses on equity method investments          (11,629,563)          11,312,607              (316,956)
Write-off of impaired property,
  plant and equipment                            (371,009)                   -              (371,009)
  Write-off of obsolete property,
  plant and equipment                                   -                    -                     -
Specified items related to segment assets
as of December 31, 2002:
  Total assets                                211,708,629          127,376,714)           84,331,915
  Property, plant and equipment                71,336,376                     -           71,336,376
  Investment in related companies              33,462,601          (33,462,601)
  Total capital expenditures                    8,459,181                     -            8,459,181
  Goodwill                                        464,243                     -              464,243

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)

Note 30 - Differences Between Chilean and US General Accepted Accounting Principles, continued

The table below presents information about net loss and segment assets used by the chief operating decision maker of the Company as of and for the year ended December 31, 2001:

                                                                Chilesat Servicios
                                            Chilesat S.A        Empresariales S.A.     Texcom S.A.      All Others
                                          ---------------------------------------------------------------------------
                                                ThCh$                 ThCh$               ThCh$            ThCh$
Net sales:
Public Long-distance Service
   International long-distance                    8,350,082                     -                -                -
   Domestic long-distance                        17,272,309                     -                -                -
   Correspondents                                 2,656,150                     -                -                -
   Other income                                   6,157,523                     -                -                -
Related Business Services
   Domestic networks                                      -             5,073,815                -                -
   Correspondents                                         -               101,002                -                -
   Telex Services                                         -                42,779                -                -
   Texcom S.A.                                            -                     -       11,396,901                -
   Telsys S.A.                                            -                     -                -          125,276
   Intersegment sales                             1,121,809                (9,999)         363,664        1,869,561
                                          ---------------------------------------------------------------------------
   Net sales                                     35,557,873             5,207,597       11,760,565        1,994,837
                                          ===========================================================================
Segment net loss                                (35,252,841)           (3,912,478)      (7,194,667)     (54,079,961)
Specified items included in segment net
loss for the year ended December 31, 2001:
  Interest income                                   822,600             1,367,204          162,695           52,282
  Interest expense                               (7,307,247)              (77,111)      (1,393,886)      (3,336,570)
  Depreciation and amortization expense
    of property, plant and equipment             (9,911,931)           (1,880,278)      (2,215,851)        (140,157)
  Amortization expense                                    -                (7,013)          (6,633)               -
  Income tax benefit (expense)                     (365,221)              (47,384)           30,066        (193,926)
  Earnings on equity method investments                 -                       -
  Losses on equity method investments            (2,036,837)                    -          (184,671)    (47,999,380)
  Write-off of impaired property, plant
    and equipment                                 (5,297,080)             (57,966)          (94,975)              -
  Write-off of obsolete property, plant
    and equipment                                 (8,708,278)          (2,619,377)                         (124,798)
Specified items related to segment assets
as of December 31, 2001:
  Total assets                                    104,938,764          29,320,227        14,687,658       46,705,280
  Property, plant and equipment                    71,949,630           6,897,307        12,350,766          605,569
  Investment in related companies                  13,682,615                  68                 -       27,941,072
  Total capital expenditures                        4,235,398             820,388           613,521            7,028
  Goodwill                                                  -                   -            14,015          127,954


                                                      Total Segments         Eliminations          Consolidated
                                                       ----------------------------------------------------------
                                                          ThCh$                  ThCh$                ThCh$
Net sales:
Public Long-distance Service
   International long-distance                              8,350,082                     -             8,350,082
   Domestic long-distance                                  17,272,309                     -            17,272,309
   Correspondents                                           2,656,150                     -             2,656,150
   Other income                                             6,157,523                     -             6,157,523
Related Business Services
   Domestic networks                                        5,073,815                     -             5,073,815
   Correspondents                                             101,002                     -               101,002
   Telex Services                                              42,779                     -                42,779
   Texcom S.A.                                             11,396,901                     -            11,396,901
   Telsys S.A.                                                125,276                     -               125,276
   Intersegment sales                                       3,345,035           (3,345,035)                     -
                                                       ----------------------------------------------------------
   Net sales                                               54,520,872           (3,345,035)            51,175,837
                                                       ==========================================================
Segment net loss                                         (100,439,947)          48,321,149            (52,118,798)
Specified items included in segment net
loss for the year ended December 31, 2001:
  Interest income                                           2,404,781           (1,633,302)               771,479
  Interest expense                                        (12,114,814)           1,633,302            (10,481,512)
  Depreciation and amortization expense
    of property, plant and equipment                      (14,148,217)                   -            (14,148,217)
  Amortization expense                                        (13,646)                   -                (13,646)
  Income tax benefit (expense)                               (576,465)                   -               (576,465)
  Earnings on equity method investments
  Losses on equity method investments                     (50,220,888)          50,036,217               (184,671)
  Write-off of impaired property, plant
    and equipment                                          (5,450,021)                   -             (5,450,021)
  Write-off of obsolete property, plant
    and equipment                                         (11,452,453)                                (11,452,453)
Specified items related to segment assets
as of December 31, 2001:
  Total assets                                            195,651,929          (88,188,732)            107,463,197
  Property, plant and equipment                            91,803,272                    -              91,803,272
  Investment in related companies                          41,623,755          (41,616,964)                  6,791
  Total capital expenditures                                5,676,335                    -               5,676,335
  Goodwill                                                    141,969                                      141,969

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)

Note 30 - Differences Between Chilean and US General Accepted Accounting Principles, continued

h)   Segment reporting, continued

A geographical summary of the Company's sales to unrelated customers as assessed by management is as follows:


                                                                   For the years ended December 31,
                                                        ------------------------------------------------------
                                                         2001                   2002                  2003
                                                         ----                   ----                  ----
                                                         ThCh$                  ThCh$                 ThCh$
Chile                                                 39,778,935             38,902,267           41,498,921
Colombia                                               2,891,412                      -                    -
United States                                          6,662,330              3,876,798              662,361
Peru                                                   1,228,426              1,452,602            1,105,974
Venezuela                                                614,731                      -                    -
                                                     -----------            -----------           -----------
    Total net sales                                   51,175,834             44,231,667           43,267,256
                                                      ==========             ==========           ==========

i) Allowance for doubtful accounts

The following is a roll-forward of the changes to the allowance for doubtful accounts for the years ended December 31, 2001, 2002 and 2003 respectively:


                                                Balance at      Price-level    Charged to
                                                 beginning      Restatement  costs and end                  Balance at
Description                                       of year           (1)         expenses      Write-offs      of year
                                                   ThCh$           ThCh$         ThCh$          ThCh$          ThCh$
                                                   -----           -----         -----          -----          -----
Year ended December 31, 2001
Deducted from asset accounts:

   Allowance for doubtful accounts                7,764,876      (233,474)     2,692,678      (5,207,991)    5,016,089

Year ended December 31, 2002
Deducted from asset accounts:

   Allowance for doubtful accounts                5,016,089      (146,101)     2,130,898        (357,054)    6,643,832

Year ended December 31, 2003
Deducted from asset accounts:
   Allowance for doubtful accounts                6,643,832       (65,780)       543,643               -     7,121,695


i. Reflects the effect of price-level restatement for comparative purposes on the allowance for doubtful accounts at the beginning of each period, adjusted to constant Chilean pesos of December 31, 2003.

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)


Note 30 - Differences Between Chilean and US General Accepted Accounting Principles, continued

j)   Goodwill

A summary of the changes in the Company's goodwill under U.S. GAAP during the year ended December 31, 2002 and 2003, by reporting unit is as follows:

As of December 31, 2003:


                                   Goodwill
  ----------------------------------------------------------------------------------------------------------------
                                                                January 1,                               December
                         Company                                   2002       Acquisitions  Impairment   31, 2003
  ----------------------------------------------------------------------------------------------------------------
                                                                   ThCh$         ThCh$        ThCh$        ThCh$
  Telecommunications Investments Joint Venture                     14,933             -           -        14,933
  Telsys S.A.                                                     127,598             -           -       127,598
  Inversiones Proventus S.A. and Gestion Integral de              347,171             -           -       347,171
  Clientes S.A.
  ----------------------------------------------------------------------------------------------------------------
  Total                                                           489,702                         -       489,702
  ================================================================================================================


As of December 31, 2002:


                                   Goodwill
  ----------------------------------------------------------------------------------------------------------------
                                                                January 1,                               December
                         Company                                   2001       Acquisitions  Impairment   31, 2002
  ----------------------------------------------------------------------------------------------------------------
                                                                   ThCh$         ThCh$        ThCh$        ThCh$
  Telecommunications Investments Joint Venture                     14,933             -           -        14,933
  Telsys S.A.                                                     127,598             -           -       127,598
  Inversiones Proventus S.A. and Gestion Integral de              347,171             -           -       347,171
  Clientes S.A.
  ----------------------------------------------------------------------------------------------------------------
  Total                                                           489,702                         -       489,702
  ================================================================================================================

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)


Note 30 - Differences Between Chilean and US General Accepted Accounting Principles, continued

k)   Discontinued Operations

SFAS 144 establishes accounting and reporting standards for the impairment and disposal of long-lived assets and discontinued operations. In accordance with this statement certain operations have been classified as discontinued operations as of December 31, 2003 the results of which are not included in continuing operations, as described as follows:

Colomsat S.A.:
As of December 31, 2003 the Company's Colombian operations were in bankruptcy and as a consequence, the group of liabilities to be disposed of was considered as discontinued in accordance with SFAS 144.

Nacs Communication Inc (Texcom USA):
On May 1, 2003, the subsidiary filed for bankruptcy under Chapter 7 of the United States Bankruptcy Code before the United States Bankruptcy Court for the Southern District of Florida (case No. 03-14369-BKC_AJC).

Accordingly, amounts in the reconciliation of net income and shareholders' equity to US GAAP and the additional disclosure notes required under US GAAP for all periods shown relating to the Colombian and US operations, reflect discontinued accounting.


The major classes of discontinued combined assets, combined liabilities of Nacs Communications Inc and Colomsat S.A. as of December 31, 2002 and of Colomsat S.A. as of December 31, 2003 are summarized as follow:


                                                                                As of December 31,
                                                                             2002               2003
                                                                             ThCh$               ThCh$
                                                                         -------------------------------
             Assets
             Current Assets                                                1,945,476            422,706
             Property, plant and equipment, net                            4,748,201          5,618,893
             Other assets                                                  4,551,809          2,834,286
             -------------------------------------------------------------------------------------------
             Total assets                                                 11,245,486          8,875,885
             -------------------------------------------------------------------------------------------

             Liabilities
             Current Liabilities                                           7,907,583          3,284,103
             Long-term liabilities                                        12,062,050          8,991,913
             Shareholders' deficit                                        (8,724,147)        (3,400,131)
             -------------------------------------------------------------------------------------------
             Total Liabilities and Shareholders' Equity                   11,245,486          8,875,885
             -------------------------------------------------------------------------------------------

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)

Note 30 - Differences Between Chilean and US General Accepted Accounting Principles, continued

k)   Discontinued Operations, continued

The major classes of combined revenues and expenses related to Colomsat S.A. and Nacs Communication Inc, combined Income Statement are as follows:

                                                                          Years Ended December 31,
                                                 -------------------------------------------------------------------
                                                              2001                  2002                   2003
                                                              ThCh$                 ThCh$               ThCh$ (1)
                                                 -------------------------------------------------------------------
           Sales                                             9,540,079             5,904,633              2,537,908
           Cost of sales                                    (9,305,101)           (6,846,066)            (3,266,483)
                                                 -------------------------------------------------------------------
           Gross profit                                        234,978             (941,433)              (728,575)

           Administrative and selling expenses              (3,599,010)           (3,820,434)            (2,042,864)
                                                 -------------------------------------------------------------------
           Operating Income                                 (3,364,032)           (4,761,867)            (2,771,439)
           Non operating Income                             (2,538,779)             (396,523)                100,393
                                                 -------------------------------------------------------------------
           Income before taxes and minority                 (5,902,811)           (5,158,390)            (2,671,046)
           interest

           Income tax                                          (43,368)                     -                      -
                                                 -------------------------------------------------------------------
           Combined net loss for the year                  (5,946,179)           (5,158,390)            (2,671,046)
                                                 ===================================================================


(1) Since Nacs Communications ceased operations in April 2003, the combined results presented in 2003 present the Colombian operations plus Nacs Communications only in the period from January 1, 2003 to April 30, 2003

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)

Note 30 - Differences Between Chilean and US General Accepted Accounting Principles, continued

Condensed consolidates statement under US GAAP

The condensed consolidated statement of income for the years ended December 31, 2001, 2002 and 2003 under US GAAP, taking into consideration adjustments and reclassifications from the Chilean GAAP presentation is as follows:

                                                                           2001              2002               2003
                                                                 ---------------------------------------------------------
                                                                           ThCh$              ThCh$              ThCh$
Sales                                                                   41,895,605         40,835,287         42,914,174
Cost of sales                                                          (30,918,278)       (29,516,626)       (48,375,312)
                                                                 ---------------------------------------------------------
Gross margin                                                            10,977,327         11,318,661          5,461,138)
Administrative and Selling expenses                                    (43,061,245)       (21,145,780)       (17,407,425)
                                                                 ---------------------------------------------------------
Operating income                                                       (32,083,918)        (9,827,119)       (22,868,563)
Non-operating expense and income, net                                  (14,389,181)        (1,545,851)        14,793,526
                                                                 ---------------------------------------------------------
Net loss before income taxes and minority interest from
continuing operations                                                  (46,473,099)       (11,372,970)        (8,075,037)
Income taxes                                                                51,190            (19,529)           (16,971)
Minority interest                                                          299,241            200,526            115,036
                                                                 ---------------------------------------------------------
Net loss from continuing operations                                    (46,122,668)       (11,191,973)        (7,976,972)
                                                                 ---------------------------------------------------------

Loss from discontinuing operations                                      (5,946,179)        (5,158,390)        (2,671,046)
                                                                 ---------------------------------------------------------
Net loss in accordance with US GAAP                                    (52,068,847)       (16,350,363)       (10,648,018)
                                                                 =========================================================


There was no charge to income relating to the discontinued operations for the years ended December 31, 2001, 2002 and 2003.

The condensed consolidated balance sheets of the Company using a US GAAP presentation and amounts determined in accordance with US GAAP as of December 31, 2002 and 2003 are as follows:

                                                                2002                      2003
                                                     ------------------------------------------------------
                                                               ThCh$                      ThCh$
Total current assets                                                  9,709,736                 12,849,779
Property, plant and equipment                                       131,819,026                137,754,953
Accumulated depreciation of property, plant and
equipment                                                           (61,299,003)               (71,010,758)
                                                     ------------------------------------------------------
Property, plant and equipment, net                                   70,520,023                 66,744,195
Goodwill                                                                489,702                    489,702
Other assets                                                            333,278                    109,164
                                                     ------------------------------------------------------
Total assets                                                         81,052,739                 80,192,840
                                                     ======================================================

Current liabilities                                                  15,572,358                 23,261,277
Discontinued operation-held for sale                                  8,724,147                  3,400,131
Long-term liabilities                                                21,161,925                 28,107,744
Minority interest                                                       191,476                     60,466
Shareholder's equity                                                 35,402,833                 25,363,222
                                                     ------------------------------------------------------
Total liabilities and shareholder's equity                           81,052,739                 80,192,840
                                                     ======================================================

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)

Note 30 - Differences Between Chilean and US General Accepted Accounting Principles, continued

m)   Recent Accounting Pronouncements

On January 23, 2003, the FASB Emerging Issues Taskforce issued EITF 00-21 Issue Revenue Arrangements with Multiple Deliverables ("EITF 00-21). This Issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Specifically, this Issue addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. The Issue requires, that revenue arrangements with multiple deliverables should be divided into separate units of accounting if the deliverables in the arrangement meet certain criteria, arrangement consideration should be allocated among the separate units of accounting based on their relative fair values, and applicable revenue recognition criteria should be considered separately for units of accounting. The guidance in this Issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Alternatively, entities may elect to report the change in accounting as a cumulative-effect adjustment. The adoption of EITF 00-21 has not had a material impact on the Company's results of operations or financial position.

In April 2003, the Financial Accounting Standards Board issued SFAS No.149, Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities ("SFAS 149"). This Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No.133. SFAS No.149 is effective for contracts entered into or modified after June 30, 2003, except for hedging relationships designated after June 30, 2003. In addition, certain provisions relating to forward purchases or sales of issued securities or other securities that do not yet exist should be applied to existing contracts as well as new contracts entered into after June 30, 2003. The adoption of SFAS No. 149 had no material impact on the Company's results of operations, financial position or cash flows.

In June 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.("SFAS 150"). SFAS No. 150 clarifies classification and measurement of certain financial instruments with characteristics of both liabilities and equity. It requires classification of financial instruments within its scope as liabilities. Such financial instruments may include mandatory redeemable shares, financial instruments which embody an obligation to repurchase shares or require the issuer to settle the obligation by transferring assets, or financial instruments that embody an unconditional obligation, or, in certain circumstances, an unconditional obligation. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)


Note 30 - Differences Between Chilean and US General Accepted Accounting Principles, continued

m)   Recent Accounting Pronouncements, continued

the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 had no material impact on the Company's results of operations, financial position or cash flows.

In November 2002, the FASB published FIN 45,Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others("FIN45"). The Interpretation significantly changed practice in the accounting for, and disclosure of, guarantees. In general, the Interpretation applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability, or an equity security of the guaranteed party. Guarantees meeting the characteristics described in the Interpretation, are required to be initially recorded at fair value, which differs from the general current practice of recording a liability only when a loss is probable and reasonably estimable, as those terms are defined in FASB Statement No. 5, "Accounting for Contingencies". The Interpretation also requires a guarantor to make significant new disclosures for virtually all guarantees even when the likelihood of the guarantor's having to make payments under the guarantee is remote. The Interpretation's disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Interpretation's initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The Company is currently assessing the impact that FIN 45 could have on the results of operations or financial position of the Company.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities-an interpretation of ARB 51 ("FIN 46") to expand upon and strengthen existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. Many variable interest entities have commonly been referred to as special-purpose entities or off-balance sheet structures, but the guidance applies to a larger population of entities. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. The Company must apply FIN 46 to variable interest entities created after January 31, 2003. The Company has not created any VIEs or entered into a relationship with anyone that qualifies as a VIE after January 31, 2003. Additionally, the Company does not believe that it had any business relationships qualifying as SPEs or VIEs prior to February 1, 2003, and has therefore, not consolidated any such entities as of December 31, 2003 or provided any disclosures, nor does it anticipate having to do so in the next year.

In May 2003, the EITF reached a consensus in EITF Issue No. 01-08 Determining Whether an Arrangement Contains a Lease ("EITF 01-08"). EITF 01-08 clarifies the requirements of identifying whether an arrangement should be accounted for as a lease at its inception. The guidance in the consensus is designed to mandate reporting revenue as rental or leasing income that otherwise would be reported as part of product sales or service revenue. EITF Issue No. 01-08 requires both parties to an arrangement to determine whether a service contract or similar arrangement is, or includes, a lease within the scope of SFAS No. 13, Accounting for Leases. Upon application of EITF Issue No. 01-08, the accounting requirements under the consensus could affect the timing of revenue and expense recognition, and revenues reported as supply, transportation and storage services may be required to be reported as rental or lease

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)


Note 30 - Differences Between Chilean and US General Accepted Accounting Principles, continued

m)   Recent Accounting Pronouncements, continued

income. The consensus is being applied prospectively to arrangements agreed to, modified, or acquired in business combinations on or after January 1, 2004. The Company is currently evaluating the impact of the adoption of EITF Issue No. 01-08 on its consolidated results of operations, cash flows or financial position.

In January 2003, the Chilean Association of Accountants issued Technical Bulletin No. 72, Business Combinations, Permanent Investments and Consolidation of Financial Statements ("BT72"). This standard complements or replaces existing accounting literature for business combinations under Chilean GAAP, and requires all acquisitions initiated after January 1, 2004 to be accounted for using the purchase method based on fair values of assets acquired and liabilities assumed. In addition, in exceptional cases the pooling-of-interest method may be used in reorganizations between related parties or for those transactions, where there is no clear acquirer. BT72 continues to require the amortization of goodwill, and specifies the requirement for an impairment test. Notwithstanding any future transactions, the adoption of BT72 is not expected to have a significant effect on the results of operations, financial position or cash flows of the Company.

Note 31 - Subsequent Events (unaudited)

a) On January 8, 2004, AT&T Corp. filed an arbitration complaint before the American Arbitration Association against Chilesat S.A., in which it claims payment in the amount of US$1,375,780 corresponding to the amount paid by AT&T Corp. to Cambodia in virtue of the agreement signed between both companies mentioned in Note 26 (Contingencies) and an amount exceeding US$2,000,000 plus interest and cost for eventual rights that Cambodia would have against Chilesat S.A., which were ceded to AT&T Corp..

     In this case, the Company believes that the arbitration court lacks jurisdiction to rule on the matter.

b) On March 26, 2004, the Company completed the sale of 100% of the shares of the subsidiary Colomsat S.A. The bonds issued to its Parent Company were repaid in full. The sales proceeds amounted to US$ 396,901.

c) On April 2, 2004, Chilesat Corp S.A. and British Telecommunication PLC ("BT") entered into a Purchase-Sale and Credit Assignment agreement, by virtue of which the debt that Chilesat Corp S.A. had with BT was renegotiated and subsequently paid and extinguished. The original amount owed was ThCh$2,220,632 (approximately US$3,739,697) which will be paid in one initial payment of US$500,000 and subsequent payments in 17 installments amounting to a total US$1,220,000.

                      CHILESAT CORP S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)

Note 31 - Subsequent Events (unaudited), continued


d) On April 28, 2004 Telefonos de Mexico, acting directly through Telmex Chile Holding S.A., ("Telmex"), agreed to purchase 40% of the Company's total outstanding shares from its controlling shareholders, Southern Cross Latin America Private Equity Fund, L.P., ("Southern Cross"), and General Electric Capital Corporation, ("GE Capital Corporation"). On May 4, 2004, Telmex launched a public tender offer in Chile for the remaining 60% of the Company's outstanding shares, including shares underlying the Company's American Depositary Shares ("ADSs"), listed on the New York Stock Exchange. This public tender offer closed on June 3, 2004; 278,451,980 shares were tendered, resulting in Telmex owning 466,327,174 shares or 99.28% of the Company's outstanding common shares; therefore, Telmex is the Company's new controlling shareholder. On June 3, 2004, the New York Stock Exchange suspended trading of the Company's ADSs and on June 18, 2004 the Company applied to delist these ADSs with the New York Stock Exchange, effective June 30, 2004.

e) On June 10, 2004, Mr. Norberto Morita Kusumoto, Raul Sotomayor Valenzuela, Ignacio Cosentino Ortiz, Fernando Aguero Garces. Jaime Bauza Bauza, Enrique Huidobro Augier, Alejandro Jadresic Marinovic, and Heriberto Urzua Sanchez resigned their positions as directors of Chilesat Corp S.A. As a consequence a consequence, the actual members of the board of directors are as follows: Jaime Chico Pardo (President), Sergio Rodriguez Mellado, Oscar Von Hauske, Andres Vasquez Del Mercado, Adolfo Cerezo Perez, Alvaro Anriquez Novoa, Jesus Luna Tizcareno, Jorge Portillo Juarez and Eduardo Diaz Corona who was appointed the latter who was appointed on May 7, 2004 in replacement of Mr. Ricardo Rodriguez Molina.

                                  Signatures

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on this Form 20-F and has duly caused this Annual Report on this Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized, in Santiago on June 30, 2004.

                                CHILESAT CORP S.A.

                                By:  /s/  Alejandro Rojas
                                     ---------------------------------
                                     Name:  Alejandro Rojas
                                     Title: Chief Executive Officer

                                                                   Exhibit 1.1








                                    BY-LAWS

                                      OF

                              CHILESAT CORP S.A.




















                         Santiago, Chile, September 2003

                                    BY-LAWS
                               TELEX-CHILE S.A.

SECTION ONE.
NAME, DOMICILE, DURATION AND OBJECT........................................1

SECTION TWO.
CAPITAL AND SHARES.........................................................1

SECTION THREE.
ADMINISTRATION.............................................................2

SECTION FOUR.
MANAGEMENT.................................................................3

SECTION FIVE.
SUPERVISING THE ADMINISTRATION.............................................3

SECTION SIX.
SHAREHOLDERS' MEETINGS.....................................................4

SECTION SEVEN.
BALANCE SHEETS, ANNUAL REPORT AND THE DISTRIBUTION OF PROFITS..............6

SECTION EIGHT.
DISSOLUTION AND WINDING UP.................................................6

SECTION TEN.
PROVISIONAL ARTICLES.......................................................7

                                                                  Exhibit 1.1



                                    BY-LAWS
                              CHILESAT CORP S.A.




                                 SECTION ONE.
                     NAME, DOMICILE, DURATION AND OBJECT.


          Article One: A stock corporation is incorporated under the name of "CHILESAT CORP S.A.".

          Article Two: the company's domicile will be the city and municipality of Santiago, regardless of the fact that the company may establish itself in other cities in the country and abroad.

          Article Three: The company will have an indefinite duration.

          Article Four: The company's object will be that of rendering all kinds of services and undertaking any type of business in the area of telecommunications, either on its own or through third parties and the purchase and sale and, in general, the acquisition and assignment of shares, bonds, debentures, commercial bills and any type of loan securities or investments.


                                 SECTION TWO.
                              CAPITAL AND SHARES.


          Article Five: The corporate capital is the amount of $
203,224,202,935 divided into 606,605,851 registered common stock of the same and only series, of equal value each and without par value, without detriment to the modifications of the capital and value of the shares produced in full right and according with the law.

          Article Six: As regards the titles to the shares themselves, their issue, payment, delivery, replacement, loss, theft, robbery, disability, exchange and any other pertinent operations as well as in relation to the Shareholders' Register, the transfer, transmission, establishment of real rights, prohibition and any other acts or contracts referring to the shares and their effects, the legal and regulatory rules will be observed.

                                SECTION THREE.
                                ADMINISTRATION.


          Article Seven: The company will be administered by a board consisting of 9 members chosen by the shareholders. It will not be necessary to be a shareholder to become a company director.


          Article Eight: The Board will sit for a period of three years, at the end of which all of its members will cease in their functions, regardless of the fact that the Shareholders may reelect one or more of them indefinitely.


          Article Nine: A director's duties will be exercised collectively when they have been legally established. Board meetings may be held with the presence of a minimum of 5 of its members and any agreements will be adopted by an absolute majority of the directors attending with voting rights. There will not be any casting vote.

          Article Ten: The Board will meet normally at least once a month.

          Article Eleven: The Directors will cease in their jobs for any legal reasons.

          Article Twelve: Any Director who no longer acts as such will be replaced by whomsoever the Board appoints.

          Article Thirteen: All Directors will be remunerated annually as fixed by the Annual General Meeting of Shareholders.

          Article Fourteen: At the first meeting that is held of the Board after it has been elected, a Chairman and a Vice-Chairman will be appointed from among its members, who will also act as such during the General Shareholders' Meetings as well as being the Company Chairman and Vice-Chairman respectively. In the Chairman's absence, the Vice-Chairman will take his place. The General Manager or whosoever is appointed to do so, will act as Secretary to the Board.

          Article Fifteen: The Board will represent the company in and out of court so that it might fulfill its corporate objective and it will have the widest possible powers as well as those of administration and disposal, except those that the Law or these by-laws mention as being the exclusive function of the Shareholders. The Board may delegate part of its powers in the managers, assistant-managers or the company's legal counsel, in a Director or in a commission of Directors and, for specially determined cases, in anybody else.

          Article Sixteen: All deliberations and agreements reached by the Board will be consigned to a Book of Minutes that will be kept with all of the formalities established in Law eighteen thousand and forty six and its rules.


                                 SECTION FOUR.
                                  MANAGEMENT.


          Article Seventeen: The Company will have a General Manager and whatever number of managers the Board determines. All of them will be appointed by the Board which will also fix their attributions and duties, being able to substitute them at will.

          Article Eighteen: The General Manager will be in charge of: a) studying whatever business is necessary for the company, seeing them through and bringing them to fruition in accordance with the Board's instructions and agreements; b) act as Secretary to the Board at Shareholders' Meetings and keep the books corresponding to the minutes of all sessions; c) manage all of the company's branches and uphold all of the company's rights in whatever business it might engage with outsiders with which it might be dealing; d) legally represent the Company, in accordance with the terms of the Law; e) represent the Company out of court in whatever non-judicial matters and contracts are needed to be entered into, in accordance with whatever mandate is granted by the Board; f) appoint and remove the Company's personnel and fix their remuneration, whenever the Board confers upon him such powers, regardless of the same attributions being exercised by the Board; g) supervise all of the conduct of employees belonging to the Company, inspect all businesses inside and outside the registered address, correct any faults he might find in their functions and propose to the Board whatever measures of major importance the case might need; h) generally speaking, administer corporate business in accordance with the rules handed down by the board and comply with whatever agreements the latter might adopt.


                                 SECTION FIVE.
                        SUPERVISING THE ADMINISTRATION.


       Article Nineteen: The Annual General Meeting of Shareholders shall annually appoint independent external auditors chosen from among those listed in the pertinent Register that is kept by the Regulatory Body for Securities and Insurance, whose duty it will be to examine the accounts, inventory, balance sheet and other financial statements, being obliged to report at the next General Meeting on how it has conducted its mandate, during which it will be able to speak but without a vote.


       Article Twenty: The external auditors shall comply with all requirements, obligations, duties and other attributions that are mentioned in the Regulations of Law Eighteen thousand and forty six.




                                 SECTION SIX.
                            SHAREHOLDERS' MEETINGS.


       Article Twenty One: The shareholders will meet at the Annual General or at Extraordinary Meetings. Either will be summoned by the Board and the summons will be undertaken in the manner and conditions established in the regulations found in Law Eighteen thousand and forty six.


       Article Twenty Two: All of the those Meetings that are attended by all of the shares with voting rights will be considered as valid, even when the formalities required by the summons have not been complied with.


       Article Twenty Three: All Annual Meetings of Shareholders will be summoned by the Board and will take place once a year within the first four months after the closure of the corresponding balance sheets and their object will be to deal with the matters mentioned in article fifty six of Law Eighteen thousand and forty six.


       Article Twenty Four: All Extraordinary Meetings of Shareholders will take place whenever, in the opinion of the Board, the company's interests are at stake and they will be devoted to dealing with the matters mentioned in article fifty six of Law Eighteen thousand and forty six.


       Article Twenty Five: In any event, the Board shall summon an Annual or an Extraordinary Meeting of Shareholders, whichever the case may be, whenever asked to do so by shareholders representing at least ten per cent of the shares issued with voting rights, mentioning in their request the matters to be dealt with at the Meeting, or if it is required by the Superintendency of Securities and Insurance whilst going about its lawful duties and regardless of its powers to summon them directly.


       Article Twenty Six: Except for cases in which the Law or these by-laws establish greater majorities, the Annual and the Extraordinary Meetings of Shareholders will sit in the first instance with an absolute majority of shares with voting rights issued and, in the second instance, with as many as are present or represented, whatever their number might be. All resolutions will be adopted by an absolute majority of votes to which the shares present or represented are entitled.


       Article Twenty Seven: Notwithstanding what is set forth in the previous article, the favorable vote of an absolute majority of all shares issued with voting rights will be necessary to adopt resolutions at an Extraordinary Meeting of Shareholders that mean reforming the by-laws and the favorable vote of two thirds of all shares issued with voting rights will be needed for adopting resolutions relating to the following matters: The transformation of the company, its division or merger with another company; its premature dissolution or any amendment to its duration; any changes in its registered address; any reduction in capital; the approval of contributions and an estimate of property not consisting of money; any amendment to the powers reserved for a shareholders' meeting or regarding any restraints to the Board's attributions or a reduction in the number of its members; any assignment of the company's assets and liabilities and the manner in which corporate profits are to be distributed. The creation of new preferences or the amendment or suppression of existing ones shall be approved with the positive vote of two thirds of all shares of whatever series are involved.

       Article Twenty Eight: Only those owners of shares listed in the share register five days prior to the corresponding meeting that will take place may take part in it with a right to vote and to speak. Each share listed in the manner mentioned will give its owner the right to one vote. When electing the Board, each shareholder will have one vote per share of whatever series he/she owns or represents, being able to accumulate their votes in favor of one sole person or distribute them in whatever way they might deem. Those directors will be elected who, at the same vote, obtain the highest majority of the corresponding series of shares, until such time as the number of posts vacant corresponding to that series have been elected.

       Article Twenty Nine: The shareholders may be represented at the Meetings by anybody else, even by someone who is not a shareholder. The mandate shall be granted in writing in accordance with the text set forth by the Regulations of Law Eighteen thousand and forty six and it shall be conferred for all of the shares owned by the principal and with which he/she is entitled to vote in accordance with the preceding article.

       Article Thirty: All deliberations and agreements reached during the Shareholders' Meetings will be left on record in a book of minutes that will be kept with all of the formalities called for and established in Law eighteen thousand and forty six and its regulations.

                                SECTION SEVEN.
         BALANCE SHEETS, ANNUAL REPORT AND THE DISTRIBUTION OF PROFITS


       Article Thirty One: the Company will prepare a General Balance Sheet of its operations as of December thirty-one of each year which, together with a reasoned annual report regarding the company's situation during the previous year and the report submitted by the external auditors, will be submitted for the consideration of the Annual General Meeting of Shareholders.


       Article Thirty Two: Unless otherwise agreed by the corresponding meeting of shareholders, by the unanimity of all of the shares issued, the company will distribute annually to its shareholders at least 30% of all net profits for each year as a dividend.


       Article Thirty Three: All dividends will be paid exclusively out of the net profits for the year or from whatever had previously been withheld coming from balance sheets approved by a meeting of shareholders. Notwithstanding the foregoing through, the board may distribute provisional dividends during the year that are debited to the profits thereof, so long as no accumulated losses are accruing.


                                SECTION EIGHT.
                          DISSOLUTION AND WINDING UP.


          Article Thirty Four: The company will be dissolved for any causes mentioned in Law eighteen thousand and forty six.

          Article Thirty Five: Once the company has been dissolved, it will be wound up by a Receivership Commission consisting of three members selected by the Shareholders. The receivers will spend three years on the job and may be reelected once only.

          Article Thirty Six: The Receivership Commission will act together with two members and may only undertake those acts and enter into those contracts that that are directly related to the winding up of the company, regardless of the possibility of them being able to undertake occasional or provisional operations concerning the business, so as to obtain the best performance from the corporate assets. Despite the judicial representation held by the Chairman, the Receivership Commission, in accordance with the law, will judicially and non-judicially represent the company and will be invested with whatever powers of administration and disposal are provided for by law or which are not established as being the exclusive functions of the Shareholders, without it being necessary to grant it any special power of attorney, all of which will be in accordance with the terms of and limitations established in article one hundred and fourteen of Law eighteen thousand and forty six.

          Article Thirty Seven: The articles of this by-law and Law eighteen thousand and forty six referring to Directors will apply to the receivers, insofar as it concerns them.

          Article Thirty Eight: Any doubts and difficulties that arise between the shareholders in their capacity as such or between them and the company or its administrators, be that whilst the company is a going concern or pending it being wound up and such doubts or difficulties are related to this company contract or with these by-laws or they refer to an appraisal of the existence or nonexistence, validity, execution, termination or dissolution or any other matter related directly or indirectly to them, will be resolved by an arbitrator who will act as a legal arbitrator regarding the ruling and as an arbitrator in equity as regards procedure. The arbitrator will act without any form of tribunal and he will be invested with the widest possible powers and against whose resolutions there will be no appeal whatsoever. He will also be empowered, should there be a disagreement among the parties as to procedure, to fix it with entire freedom, even that concerning the system of notifications, but the primary one shall always be done in accordance with the rules set forth in Section Six of Book One of the Civil Proceedings Code. The arbitrator will be appointed by the parties in conflict and, lacking an agreement, by any Civil Court in the City of Santiago that is on duty when the appointment is requested of it, in which case the appointment will fall, out of necessity, upon someone who has acted as a lawyer and who has been a member of the Supreme Court for at least two periods. The foregoing is regardless that should a conflict arise, the plaintiff may doubt the appropriateness of the arbitrator and submit the decision to the lower courts.


                                 SECTION TEN.
                             PROVISIONAL ARTICLES.


          Provisional Article One: The corporate capital amounts to $203,224,202,935 divided into 606,605,851 registered common stock, of the same and only series, of equal value each and without par value; it considers the capitalization in full right of the revaluation of own capital at December 31, 2002, according with the General Balance Sheet approved at the General Regular Shareholders' Meeting held on April 30, 2003.

          Provisional Article Two: The 606,605,851 registered common shares of the same and only series, of equal value each and without par value which the corporate capital is divided into correspond to:

        (A) By agreement reached at the General Special Shareholders' Meeting of the Corporation, held on July 17, 2002, the number of shares in which the corporate capital was divided into was decreased 10 times, without modifying the amount of the capital which, on that date, was divided into 4,691,058,511 shares, totally subscribed and paid up, and 469,105,851 registered common stock of the same and only series, of equal value each and without par value, were left.

       (B) At the General Special Shareholders' Meeting, held on September 24, 2003, it was agreed to increase the corporate capital to $203,224,202,935 divided into 606,605,851 registered shares of the same and only series, without par value, which should be integrally subscribed and paid with the term of three years counted from the date of the Meeting, and the Board is hereby authorized to carry out their issue and placement.

       Provisional Article Three: Although fully lawful and according to the letter of the law, the merger by absorption of Comunicaciones Chile S.A. and the dissolution of Inversiones Intex because of all of its shares are held by Telex-Chile S.A. means that the latter now becomes the legal successor of both, taking charge of all of their responsibilities and rights, it is hereby declared that Telex-Chile S.A. assumes and becomes liable for all of the obligations of such companies, specially those of a tax nature, for the purposes established in article 69 paragraph two of the Tax Code.


                                      ***

                                                        Exhibit 11.1


                              Chilesat Corp S.A.
 Code of Ethics for the CEO, CFO, Corporate Controller and Accounting Officer


Chilesat Corp S.A.'s Code of Ethics applies to our CEO, CFO, Corporate Controller and Accounting Officer.

     1. The CEO and each financial officer mentioned above must act with honesty and integrity, avoiding actual or apparent conflicts of interest between personal and professional relationships.

     2. The CEO and each financial officer mentioned above is responsible for full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and in other public communications made by the Company.

     3. The CEO and each financial officer mentioned above must comply with applicable governmental laws, rules and regulations.

     4. The CEO and each financial officer mentioned above shall promptly report to the Audit Committee any information he or she may have concerning any violation of this Code of Ethics.

     5. The CEO and each financial officer mentioned above will be held accountable for adherence to the Code of Ethics. Accordingly, the Board of Directors may determine, or designate appropriate persons to determine, appropriate disciplinary actions to be taken in the event of violations of this Code of Ethics by the Company's Chief Executive or Senior Financial Officers and a procedure for granting any waivers of this Code of Ethics.

                                                                  Exhibit 12.1

                                 CERTIFICATION

I, Alejandro Rojas, certify that:

1.   I have reviewed this annual report on Form 20-F of Chilesat Corp S.A.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

     (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

     (c) evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     (d) disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent function):

     (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

     (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.


/s/ ALEJANDRO ROJAS

Alejandro Rojas
Chief Executive Officer
Chilesat Corp S.A.
Dated: June 30, 2004

                                                                  Exhibit 12.2

                                 Certification

I, Fernando Escrich, certify that:

1.   I have reviewed this annual report on Form 20-F of Chilesat Corp S.A.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

     (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

     (c) evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     (d) disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent function):

     (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

     (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.



/s/ FERNANDO ESCRICH

Fernando Escrich
Chief Financial Officer
Chilesat Corp S.A.
Dated: June 30, 2004

                                                                  Exhibit 13.1

             CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS
       ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Chilesat Corp S.A (the "Company") on Form 20-F for the fiscal year ended December 31, 2003, as filed with the U.S. Securities and Exchange Commission on the date hereof (the "Report"), I, Alejandro Rojas, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

     (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.



/s/ ALEJANDRO ROJAS


Alejandro Rojas
Chief Executive Officer
Chilesat Corp S.A
Dated: June 30, 2004

                                                                  Exhibit 13.2

             CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS
       ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Chilesat Corp S.A. (the "Company") on Form 20-F for the fiscal year ended December 31, 2003, as filed with the U.S. Securities and Exchange Commission on the date hereof (the "Report"), I, Fernando Escrich, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

     (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.



/s/ FERNANDO ESCRICH

Fernando Escrich
Chief Financial Officer
Chilesat Corp S.A
Dated: June 30, 2004